

104,660,869 Common Shar



BANCO DO BRASIL S.A.

Offer Price: R$29.25 per Common Share

BNDES Participações S.A.—BNDESPAR ("BNDESPAR") and Caixa de Previdência dos Funcionários do Banco do Brasil ("PREVI", and together with BNDESPAR, the "Selling Shareholders") are offering, in the aggregate, 104,660,869 common shares issued by Banco do Brasil S.A., (the "Bank"), a Brazilian banking institution organized as a publicly traded corporation (*sociedade anônima aberta*) under the laws of the Federative Republic of Brazil ("Brazil"). The Bank's common shares are being offered to the public in Brazil, to qualified institutional buyers in the United States and to institutional and other investors elsewhere.

The Bank and the Selling Shareholders have registered this offering with the Brazilian Securities Commission ("*Comissão de Valores Mobiliários*" or "CVM"). The Bank's common shares are listed on the *Novo Mercado* segment of the São Paulo Stock Exchange ("*Bolsa de Valores de São Paulo S.A.- BVSP*" or "BOVESPA"), under the symbol "BBAS3". Neither the CVM, the United States Securities and Exchange Commission (the "SEC"), nor any other regulatory authority has approved or disapproved the Bank's common shares offered hereby or passed upon or endorsed the merits of this offering or the accuracy or adequacy of this offering memorandum (or the Portuguese language prospectus used in connection with the offering of the Bank's common shares in Brazil). Any representation to the contrary is a criminal offense.

The Selling Shareholders have granted Banco UBS Pactual S.A. ("UBS Pactual") an option, exercisable upon joint decision of UBS Pactual, BB Banco de Investimento S.A. ("BB Investimento") and Deutsche Bank S.A.—Banco Alemão ("Deutsche Bank"), to place up to an additional 13,082,608 of the Bank's common shares at the same offering price, representing a total of up to 12.5% of the common shares offered in aggregate hereby, to cover over-allotments, if any, for a period of up to 30 days from and including the date of publication in Brazil of the announcement of commencement of the offering.

The offer and sale of the Bank's common shares have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under any U.S. state securities laws. Accordingly, the Bank's common shares are being offered and sold in the United States only to qualified institutional buyers as defined in Rule 144A under the Securities Act (the "Rule 144A"), pursuant to exemptions from registration provided under the Securities Act and to institutional and other investors outside the United States in accordance with Regulation S under the Securities Act (the "Regulation S"). See "Transfer Restrictions" on page 274 for a description of restrictions on transfers of the Bank's common shares.

Brazilian law restricts the ownership of common shares by international investors to 12.5% of the Bank's outstanding capital stock. As of September 30, 2007, international investors owned approximately 7.3% of the Bank's outstanding capital stock. See "Principal and Selling Shareholders" and "Plan of Distribution".

Investors residing outside Brazil, including institutional investors, may purchase the Bank's common shares if they comply with the registration requirements of CVM Instruction No. 325, dated January 27, 2000, and Resolution No. 2,689, dated January 26, 2000, of the Brazilian National Monetary Council ("*Conselho Monetário Nacional*" or "CMN"), as amended.

Investing in the Bank's common shares involves risks. See "Risk Factors" beginning on page 22 for a discussion of certain factors you should consider before investing in the Bank's common shares.

Payment for the Bank's common shares must be made in *reais* through the Brazilian Settlement and Custodial Company ("*Companhia Brasileira de Liquidação e Custódia*" or "CBLC"). It is expected that the Bank's common shares will be delivered through the CBLC on or about December 19, 2007. See "Trading, Settlement and Clearance".

Joint Global Coordinators and Bookrunners

BB Investimentos **UBS Investment Bank** **Deutsche Bank Securities**

Co-Managers

Banif Investment Banking **Espírito Santo Investment**

The date of this offering memorandum is December 13, 2007.

No person is authorized to give any information or make any representation not contained in this offering memorandum in connection with the offering and, if given or made, such information or representation must not be relied upon as having been authorized by BB Investimento, UBS Pactual and Deutsche Bank, jointly referred in this offering memorandum as the underwriters, Banco do Brasil Securities LLC, UBS Securities LLC and Deutsche Bank Securities Inc., jointly referred in this offering memorandum as the placement agents, the Bank or the Selling Shareholders. No representation or warranty, express or implied, is made by the underwriters or the placement agents as to the accuracy or completeness of information contained herein, and nothing contained in this offering memorandum is, or shall be relied upon as, a promise or representation by the placement agents or any of their respective affiliates or advisers as to the past, present or future. The delivery of this offering memorandum does not imply that there has been no change in the business and affairs of the Bank or its subsidiaries and affiliates since the date hereof or that the information herein is correct as of any time subsequent to its date.

This offering memorandum may not be used for, or in connection with, and does not constitute, an offer to sell or a solicitation of an offer to purchase the Bank's common shares by any person in any jurisdiction where it is unlawful to make such an offer or solicitation. The distribution of this offering memorandum and the offer or sale of the Bank's common shares in certain jurisdictions is restricted by law. Persons into whose possession this offering memorandum may come are required by the Bank, the Selling Shareholders, the underwriters and the placement agents to inform themselves about and to observe such restrictions. Neither the Bank, the Selling Shareholders, the underwriters nor the placement agents are making any representation to any offeree or purchaser of the Bank's common shares regarding the legality of investment herein by such offeree or purchaser.

This offering memorandum is highly confidential, and the Bank has prepared it for use solely in connection with the proposed offering of its common shares. This offering memorandum is personal to the offeree to whom it has been delivered by the placement agents and does not constitute an offer to any other person or to the public in general to subscribe for or otherwise to acquire the Bank's common shares. Distribution of this offering memorandum to any person other than the offeree and those persons, if any, retained to advise that offeree with respect thereto is unauthorized, and any disclosure of any of its contents without the Bank's prior written consent is prohibited. Each offeree, by accepting delivery of this offering memorandum, agrees to the foregoing and agrees not to make any photocopies of this offering memorandum in whole or in part.

The Bank is relying on an exemption from registration under the Securities Act for offers and sales of securities that do not involve a public offering.

The Bank's common shares offered through this offering memorandum are subject to restrictions on transferability and resale, and may not be transferred or resold in the United States except as permitted under the Securities Act and applicable U.S. state securities laws pursuant to registration or exemption from them. By purchasing the Bank's common shares you will be deemed to have made the acknowledgments, representations, warranties and agreements described under the heading "Transfer Restrictions" in this offering memorandum. You should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time. In making investment decisions, you must rely on your own examination of the Bank's business and the terms of this offering, including the merits and risks involved.

You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the Bank's common shares or possess or distribute this offering memorandum and

must obtain any consent, approval or permission required for your purchase, offer or sale of the Bank's common shares under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales, and neither the Bank, the Selling Shareholders, the underwriters nor the placement agents will have any responsibility therefor. The Selling Shareholders, the underwriters and the placement agents reserve the right to reject any offer to purchase, in whole or part, and for any reason, the Bank's common shares offered hereby.

In any Member State of the European Economic Area, or "EEA", that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive"), this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

This offering memorandum has been prepared on the basis that all offers of the Bank's common shares in any Member State of the EEA which has implemented the Prospectus Directive (each, a "Relevant Member State") will be made pursuant to an exemption under the Prospectus Directive, as implemented by Member States of the EEA, from the requirement to produce a prospectus for offers of the Bank's common shares. Accordingly, any person making or intending to make any offer within the EEA of the Bank's common shares that are the subject of the offer contemplated in this offering memorandum may only do so in circumstances in which no obligation will arise for the Bank, or any of the Selling Shareholders, the underwriters or the placement agents to produce a prospectus for such offer. Neither the Bank nor the Selling Shareholders, the underwriters or the placement agents have authorized, nor do they authorize, the making of any offer of the Bank's common shares through any financial intermediary, other than offers made by the underwriters which constitute the final placement of the Bank's common shares contemplated in this offering memorandum.

Each person in a Member State of the EEA which has implemented the Prospectus Directive or, a Relevant Member State, who receives any communication in respect of, or who acquires any of the Bank's common shares under, the offer contemplated in this offering memorandum will be deemed to have represented, warranted and agreed to and with each underwriter, each placement agent, Selling Shareholder and the Bank that:

- such person is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and
- in the case of any common shares acquired by such person as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the Bank's common shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or other than in circumstances in which the prior consent of the underwriters have been given to the offer or resale or (ii) where the Bank's common shares have been acquired by such person on behalf of persons in any Relevant Member State other than qualified investors, the offer of those common shares to such person is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation, an "offer" in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase or subscribe for the Bank's common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "Relevant Persons"). The Bank's common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or acquire such common shares will only be engaged with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this offering memorandum or any of its contents.

The offering is being made in Brazil by an offering memorandum in Portuguese (the "Brazilian offering memorandum"). If the investor is an individual resident and domiciled in Brazil or an institution in Brazil, this offering memorandum is not intended for such investor, may not be used or relied upon by such investor and does not constitute an offer to sell or a solicitation of an offer to purchase common shares addressed to such investor. The Brazilian offering memorandum, which has been filed with the CVM, contains certain information not included in this offering memorandum, and this offering memorandum contains certain information not included in the Brazilian offering memorandum. The offering is made in the United States and elsewhere outside Brazil solely on the basis of the information contained herein.

The common shares have not been approved or disapproved by the SEC, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the common shares or the accuracy or adequacy of this offering memorandum. Any representation to the contrary is a criminal offense in the United States.

In connection with this placement, UBS Pactual, acting through UBS Pactual Corretora de Títulos e Valores Mobiliários S.A., may effect transactions with a view to supporting the market price of the Bank's common shares at a level higher than that which might otherwise prevail for a limited period of 30 days from the publication date in Brazil of the announcement of commencement of the offering, inclusive. However, there may be no obligation on UBS Pactual or UBS Pactual Corretora de Títulos e Valores Mobiliários S.A. to take any action to stabilize such market price. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilizing shall be in compliance with all applicable laws, regulations and rules. See "Plan of Distribution".

For so long as any of the Bank's common shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and, if at any time Banco do Brasil is neither subject to the reporting requirements of Section 13 or 15 of the United States Securities Exchange Act of 1934 as amended (the "Exchange Act"), nor exempt from the reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) thereunder, Banco do Brasil will provide upon request to the registered holder of any common shares, and to each prospective purchaser designated by any such registered holder, the information required by Rule 144A(d)(4) under the Securities Act to facilitate resales of the common shares pursuant to Rule 144A.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

TABLE OF CONTENTS

Forward-looking statements

This offering memorandum includes estimates and forward-looking statements subject to risks and uncertainties, principally in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business". Some of the matters discussed concerning the Bank's business, financial condition, results of operations, liquidity and prospects include estimates and forward-looking statements within the meaning of the Securities Act and the Exchange Act. Such estimates and forward-looking statements are primarily based on current expectations and projections about future events and financial trends that affect, or may affect, the Bank's business, financial condition, results of operations and prospects. In addition to the items discussed in other sections of this offering memorandum, there are many significant risks, uncertainties and assumptions that might cause the Bank's business, financial condition, results of operations, liquidity and prospects to differ materially from those set out in its estimates and forward-looking statements, including matters such as:

- increases in defaults by borrowers and other loan delinquencies, resulting in increases in allowances for loan losses;
- deposit attrition, customer losses or losses of other sources of revenues;
- level of capitalization;
- cost and availability of funding;
- economic, political and business conditions in Brazil and in the other countries in which the Bank operates;
- the implementation of operating strategies and capital expenditure plans;
- the market value of public securities;
- changes in foreign exchange rates and/or interest rates which may, among other things, adversely affect the Bank's margins;
- competition in the banking, financial services, credit card services, insurance, asset management and related industries;
- government regulation and tax matters;
- changes in legislation and regulation, particularly from the Central Bank, applicable to the Bank and its activities;
- adverse legal or regulatory disputes or proceedings;
- revenues from new products and businesses;
- credit and other risks of lending, investments, and the Bank's activities; and
- changes in regional, national and international business conditions.

The words "believe", "could", "may", "estimate", "continue", "potential", "anticipate", "intend", "expect", "will", "should", "plan", among others, are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they were made and neither the Bank, nor the Selling Shareholders, the placement agents or the underwriters undertake to update or revise any

forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this offering memorandum might not occur. Any such forward-looking statements are not guarantees of future performance and involve risks. As a result, prospective investors should not make an investment decision solely based on the forward-looking statements contained in this offering memorandum.

Presentation of financial and certain other information

Solely for the convenience of the reader, the Bank has translated certain amounts contained in "Summary", "Capitalization", "Selected Financial Information", "Other Statistical and Financial Information" and elsewhere in this offering memorandum from *reais* into U.S. dollars. Except as otherwise expressly indicated, the rate used to translate such amounts was R$1.84 to US$1.00 (subject to rounding adjustments), which was the exchange rate in effect as of September 30, 2007 as reported by the Central Bank. The U.S. dollar equivalent information presented in this offering memorandum is provided solely for the convenience of investors and should not be construed as implying that the amounts presented in *reais* represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The *real*/U.S. dollar exchange rate may fluctuate widely, and the exchange rate as of September 30, 2007 may not be indicative of future exchange rates. See "Exchange Rate and Information" for information regarding *real*/U.S. dollar exchange rates.

The Bank's average volume and balance data has been calculated based upon the average of the month-end balances during the relevant period.

Certain rounding adjustments have been made in calculating some of the figures included in this offering memorandum. Accordingly, numerical figures shown as totals in some tables may not agree precisely with the figures that precede them. The Bank maintains its books and records in *reais*.

The statistical information and data related to the Bank's business areas were obtained from government or sectorial entities or extracted from general publications. Neither the Bank, the Selling Shareholders, the placement agents nor the underwriters have independently verified such information and data, and, therefore, cannot assure its accuracy and completeness.

FINANCIAL STATEMENTS

The Bank's audited consolidated financial statements at and for the years ended (i) December 31, 2006 and 2005 (the "2006 Financial Statements"); (ii) December 31, 2005 and 2004 (the "2005 Financial Statements", and, together with the 2006 Financial Statements, the "Annual Financial Statements"); and the Bank's unaudited quarterly consolidated financial statements at and for the nine-month periods ended September 30, 2007 and 2006 (the "September 2007 Financial Statements"), in each case together with the notes thereto and included elsewhere in this offering memorandum, have been prepared in accordance with accounting principles (the "Corporate Law Method") derived from Law No. 6,404, dated December 15, 1976, as amended (the "Brazilian Corporation Law"), the rules and regulations issued by the CVM and the Central Bank. The Corporate Law Method, together with the rules and regulations issued by the CVM and the Central Bank and the accounting practices adopted in Brazil are defined, for the purposes of this offering memorandum, as "Brazilian GAAP", which differs in significant respects from generally accepted accounting principles in the United States ("U.S. GAAP").

The audit reports for the Annual Financial Statements and the limited review report for the September 2007 Financial Statements, contained elsewhere in this offering memorandum, contain certain emphasis matter of fact paragraphs that prospective investors should note, including: (i) the accounting effects resulting from the agreement stipulating that employers and employees will contribute equal amounts to the benefit plan and the amortization of social security liabilities or decrease/offset of the Bank's future contributions; (ii) the realization of tax credits in the Bank's assets, which are contingent upon the future generation of taxable income; (iii) the legal proceeding filed for full offset of tax loss carry forward and its effects, if any, on the Bank's consolidated quarterly information. The special review report on the

September 2007 Financial Statements contains an emphasis matter of fact paragraph concerning the realization of R$13.9 billion of tax credits in the Bank's assets, which are contingent upon the future generation of taxable income. See "Independent Auditors".

DEFINITIONS

In this offering memorandum:

- the term the "Bank" refers to Banco do Brasil S.A., a Brazilian banking institution organized as a publicly traded corporation (*sociedade anônima aberta*) under the laws of Brazil, and its consolidated subsidiaries (except when the context clearly indicates otherwise);
- references to "BNDESPAR" are to BNDES Participações S.A.—BNDESPAR, a wholly-owned corporation (*subsidiária integral*) incorporated under the laws of Brazil and controlled by Banco Nacional de Desenvolvimento Econômico e Social—BNDES;
- references to "PREVI" are to Caixa de Previdência dos Funcionários do Banco do Brasil, a closed-ended complementary pension fund (*entidade fechada de previdência complementar*) incorporated under the laws of Brazil;
- references to "Selling Shareholders" are to BNDESPAR and PREVI;
- references to "*real*", "*reais*" or "R$" are to the Brazilian *real*, the official currency of Brazil, and all references to "U.S. dollar", "U.S. dollars" or "US$" are to U.S. dollars, the legal currency of the United States;
- references to "Small-Sized Companies" are to companies, credit cooperatives and associations with annual gross revenues less than R$15.0 million;
- references to "Medium-Sized Companies" are to companies, credit cooperatives and associations with annual gross revenues between R$15.0 and R$90.0 million for the industrial sector, between R$15.0 and R$150.0 million for the commercial sector and between R$15.0 and R$150.0 million for the services sector;
- references to "Large-Sized Companies" or "Corporate Clients" are to companies, credit cooperatives and associations with annual gross revenues higher than R$90.0 million for the industrial sector, and R$150.0 million for the commercial and services sectors; and
- references to "Parity Fund" are to the equal contributions to PREVI by public entities, such as the Bank, with sponsors and participants each contributing 50%, as required by the Brazilian constitution.

Summary

This summary highlights information contained elsewhere in this offering memorandum. It does not contain all of the information that an investor should consider before making a decision to invest in the Bank's common shares. For further information on the Bank's activities and this offering, this Summary must be read together with the detailed information included in the other Sections of this offering memorandum, in particular the information included in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and the consolidated financial statements and notes thereto, included elsewhere in this offering memorandum.

GENERAL OVERVIEW

The Bank was the first Brazilian company listed on a Brazilian stock exchange and the first federal institution listed on the *Novo Mercado* segment of the BOVESPA. Currently, the Bank is the largest bank in Latin America, in terms of assets, according to data published by Economática on October 5, 2007, with a significant presence throughout Brazil and operations in other key global economic and financial centers. As of September 30, 2007, the Bank had over 25.2 million customers, approximately 8.1 million of which have their salaries paid to them directly through the Bank. Approximately 4.3 million of these are public employees and 3.8 million are employees of private or mixed-capital companies. The Bank has the largest network of customer service branches in Brazil, with approximately 15,200 points of service, including 3,984 branches located in 3,189 Brazilian municipalities. In addition, the Bank has more than 39,000 automated teller machines ("ATMs") which, coupled with facilities such as call centers and mobile banking, enabled clients to carry out approximately 90.0% and 90.7% of all transactions they conducted with the Bank in 2006 and in the nine-month period ended September 30, 2007, respectively, outside the traditional branch environment. The Bank operates outside Brazil in 22 countries and its international network (the largest outside Brazil among Brazilian banks in terms of points of service) has 41 points of service, with 15 branches, including locations in the United States, Argentina, the United Kingdom, Portugal, France and Japan.

As of September 30, 2007, the Bank was the leading financial institution in Brazil, in terms of:

- total assets, with R$342.4 billion, according to data published by the Central Bank and the ranking published by Economática;
- total number of customers, when compared to the three largest banks in Brazil in terms of number of branches, with 25.2 million accounts, of which 23.6 million were individuals and 1.6 million were legal entities, according to data published by the Central Bank in June 2007;
- branch network, when compared to the three largest banks in Brazil in terms of branches, with 15,200 points of service in Brazil, according to data published by the Central Bank in June 2007;
- total amount of deposits, according to the ranking published by Economática, with R$172.2 billion, of which R$27.5 billion were judicial deposits;
- credit portfolio balance, when compared to the five largest banks in Brazil in terms of assets, which totaled R$150.2 billion, representing 16.1% of the market share of the Brazilian financial system, according to the ranking published by the Central Bank;
- third party assets under management, with a total value of R$206.9 billion, representing 18.1% of the total market in Brazil, according to the ranking published by the national association of investment banks (*Associação Nacional dos Bancos de Investimento* or "ANBID");

- export foreign exchange transactions in terms of total contracted amount, representing 26.2% of the total market in Brazil, according to data published by the Central Bank;
- customers with access to products and services through the internet, with a total of 8.4 million customers, when compared to the three largest banks in Brazil in terms of total assets;
- payroll deduction loans, when compared to the four largest banks in Brazil in terms of total assets, with a portfolio of R$11.0 billion, representing a market share of 18.1% in Brazil, according to the data published by the Central Bank; and
- agricultural credit, with a total loan portfolio of R$ 48.4 billion, representing 57.7% of the total balance of those loans in Brazil, according to the Central Bank.

As a multiple-service bank, the Bank offers a full range of financial products and services, as well as non-financial products and services, including personal and corporate credit transactions, financing for the Brazilian agribusiness sector, credit and debit cards, insurance and private pension plans, international banking services such as foreign exchange and foreign trade financing, treasury transactions, financial and capital markets transactions and third party asset management. The Bank's third party asset management business has been recognized for excellence by the rating agency Moody's, which classified the Bank as Manager Quality ("MQ1"), the highest level of the "Investment Management Quality Rating". In addition, in 2007, Moody's upgraded the Bank's "Financial Power" classification from "D" to "C", which reflects the Bank's deposit base as a percentage of its total funding and the improvement of its financial indexes, in particular the quality of its assets and operating efficiency. Also in 2007, the rating agency Fitch improved the classification of the Bank's long-term debt denominated in foreign currency to investment grade (BBB-).

The Bank also provides real estate financing and vehicle financing. In 2006, the Bank restructured its vehicle-financing portfolio, which increased from a total amount financed of R$187.9 million as of December 31, 2005 to a total amount financed of R$894.4 million as of December 31, 2006. At the end of 2006, the Bank began to provide services, such as personal credit to account holders and non-account holders through concessionaires and multibrand stores registered with the Bank and, as a result, the total amount of these transactions originated through such means totaled R$2.2 billion for the nine-month period ended September 30, 2007.

With respect to real estate financing, since the beginning of 2007 the Bank has offered the product "*Financiamento Imobiliário Poupex*", by means of an agreement with the Savings and Loan Association (*Associação de Poupança e Empréstimo* or "Poupex") that allows the Bank to extend real estate financing lines of credit to its clients, using Poupex funds, which are special saving accounts offered by the Bank. This agreement allows the Bank to compete directly with other institutions that have a long history of operations in this segment. Currently, the Bank is preparing to launch its own credit facilities (without the Savings and Loan Association) to consolidate its presence in the real estate financing segment, and offer one of the most complete portfolios of real estate financing options to individuals in the Brazilian financial market.

The Bank is a mixed-capital company controlled by the Brazilian government, which in addition to operating as a multiple-service bank, includes 15 other subsidiaries, which offer additional products and services. Through its investment bank, BB Investimento, the Bank also holds equity participations in companies involved in insurance, pension plans and capitalization account (which is a form of savings account entitling holders to participate in periodic drawings for cash prizes). The Bank also sponsors two entities for its employees, one for supplementary pension benefits, PREVI, and another for medical care, *Caixa de Assistência dos Funcionários do Banco do Brasil* ("CASSI"). In addition, the Bank sponsors *Fundação Banco do Brasil*, a non-profit foundation that contributes to development projects in communities throughout Brazil.

The following table sets forth certain key consolidated information about the Bank as of and for the periods indicated:

	For the year ended December 31,			For the nine-month period ended September 30,	
	2004	2005	2006	2006	2007
	(in R$ billions, except as otherwise indicated)				
Assets	239.0	253.0	296.3	281.6	342.4
Credit portfolio[1]	79.9	92.3	122.3	107.9	138.9
Deposits	115.5	137.7	158.8	144.9	172.2
Stockholders' equity	14.1	16.8	20.7	20.2	23.1
Net income	3.0	4.2	6.0	4.8	3.8
Return on equity (ROE) (in %)	23.0	26.8	32.1	19.8	26.3
Efficiency index[2] (in %)	54.2	48.1	47.5	45.5	50.8
Basel index[3] (in %)	15.2	17.1	17.3	17.7	15.7
Number of clients (in thousands)	21,089.0	22,907.0	24,374.0	24,103.0	25,235.0
Number of branches (in units)	3,722.0	3,894.0	3,969.0	3,960.0	3,984.0
Assets under Management Market Share[4] (in %)	16.5	15.1	14.8	15.0	14.5
Credit Portfolio Market Share[4] (in %)	16.9	16.2	17.7	16.7	16.1
Deposits Market Share[4] (in %)	20.2	20.2	20.3	19.8	20.9

(1) Credit and leasing transactions.
(2) Efficiency Index is calculated by dividing administrative expenses by (comprised of personal expenses, other administrative expenses and other operating expenses) income from financial intermediation.
(3) Represents adjusted stockholders' equity divided by total risk-weighted assets, as defined by the risk-based capital adequacy framework developed in July 1988 by the Basel Committee on Banking Regulations and Supervisory Practices (such framework, the "Basel Accord").
(4) Source: Central Bank of Brazil.

As of September 30, 2007, the Bank had approximately 80,000 employees and 9,500 trainees. The Bank has a training program for all employees, and the total amount spent by the Bank for training was approximately R$61.1 million in 2006 and R$44.7 million in the first nine months of 2007. The Bank also has a modern and extensive technological infrastructure, and it invested in technology and infrastructure a total of approximately R$598.0 million in 2005 and 2006. The Bank believes its training policy and policy of technological growth and development have contributed to the consolidation of the Bank as a modern and competitive company.

The Bank has the largest external service network of Brazilian banks. Operating in 22 countries, this network operates in several financial centers around the world and is comprised of 15 branches, 10 sub-branches, 11 representation offices, and five subsidiaries. The operations of the Bank abroad include financing and the promotion and development of international businesses among foreign and Brazilian individuals who reside in Brazil, by supporting Brazilian companies in foreign trade transactions, a segment in which the Bank is the leading company in Brazil, and the identification of new markets. Additionally, the Bank serves Brazilian individuals who reside in other countries. In Portugal and Japan, the Bank focuses on its retail operations, in order to support and expand the businesses of the large Brazilian community resident in such countries, as well as increase the Bank's client base. In Miami and Paris, the Bank focuses on the a high net worth segment called "Private", for clients with minimum net worth of R$1.0 million, which offers investment options in accordance with clients' profiles.

Since 2002, the Bank has amended its by-laws and adopted a policy of continuing to evaluate and improve its corporate governance practices, and adopted the principal corporate governance practices as set forth in the regulations of the *Novo Mercado* segment of the BOVESPA. On May 31, 2006, the Bank entered into the *Novo Mercado* Listing Agreement with the BOVESPA. The Bank's growth, together with its skilled technical staff and highly qualified professionals, have contributed to a more rigorous level of control over the administrative costs of the Bank and also permitted a focus on the growth of its business, resulting in the increasing levels of profitability and operational efficiency reached by the Bank in recent years. Accordingly, the executive board of the Bank approved recently measures to improve the decision-making process at the several levels of the Bank, providing well-qualified professionals direct contact with customers and focusing on improving operational support.

At the same time, the Bank created incentives to employees who are over 50 years old and have contributed to PREVI for more than 15 years who decide to accept early retirement. Furthermore, with respect to PREVI, the Bank entered into an agreement with institutions representing certain of its employees to suspend, retroactively to January 2007, the contributions of the employees of the Bank to PREVI. These contributions were previously recorded as personnel expenses of the Bank and totaled R$388.4 million during 2006, R$469.6 million in 2005 and R$460.2 million in 2004.

As a result of these policies, the Bank has consistently achieved average annualized rates of return on equity above 20.0%, with rates of 32.1% and 26.3% during 2006 and during nine-month period ended September 30, 2007, respectively. The Bank's efficiency index was 47.5% during 2006, which is comparable to the efficiency levels achieved by leading Brazilian private banks. The Bank's efficiency index was 50.8% during the nine-month period ended September 30, 2007.

The Bank's emphasis on transactions with individuals that involve a relatively low risk of default, such as payroll deduction loans and vehicle financing, as well as improvement in the Brazilian agribusiness industry, has decreased delinquency levels and, therefore, the risk profile of the credit portfolio of the Bank. As compared to the Brazilian financial system, the average risk of the portfolio of the Bank, calculated by dividing the allowance for loan losses by the total credit portfolio as of December 31, 2006, totaled 5.4%, compared to 6.2% for the Brazilian financial system. As of September 30, 2007, the average risk of the portfolio of the Bank was 5.4%, compared to 5.8% for the Brazilian financial system.

In 2006, the Bank again ranked first in the Brazilian banking industry in the Top of Mind survey carried out by Instituto Datafolha. Since 1992, the first year such survey was conducted in this industry, the Bank has maintained this position.

COMPETITIVE STRENGTHS

Largest banking franchise in Brazil

The Bank is the largest financial institution in Latin America, in terms of total assets, according to *Economática* data, published in November 2007. It is an active multiple-service bank operating in all segments of the Brazilian economy. The Bank maintains a strong brand image and a solid and diversified client base of 25.2 million clients, of which 23.6 million are individuals. These key factors reinforce the Bank's leadership in the Brazilian retail banking market. In the nine-month period ended September 30, 2007, in addition to being the largest Brazilian bank in terms of total assets, with R$342.4 billion, the Bank also had the largest network of branches in Brazil, with approximately 4,000 agencies, had the largest credit portfolio in Brazil, with R$138.9 billion, and was also the leading manager of funds and

portfolios for individuals, governments, companies and institutional investors, with more than R$206.9 billion under management. As of September 30, 2007, the Bank's deposits totaled more than R$172 billion, the highest among Brazilian banks. The Bank's nationwide presence, together with its well-established business relationships with government-owned entities and its broad client base, provides it with a large deposit base providing relatively low funding costs. Of the Bank's total deposits on September 30, 2007, R$128.8 billion, or approximately 75.0%, came from relatively low-cost sources of funding, such as demand, savings and judicial deposits, as well as funds and government programs. The table below shows the Bank's deposit funding for the periods indicated:

	As of December 31,			CAGR(%)[1]	As of September 30,	
	2004	2005	2006	2004-2006	2007	(%) Share[2]
	(in R$ millions, except percentages)					
Total deposits	115,532	137,658	158,841	17.3	172,180	100
Low-cost deposits	85,557	100,275	119,395	18.1	128,753	75
Demand deposits	28,991	35,802	40,059	17.7	38,712	22
Savings deposits	31,069	32,844	36,714	8.7	43,831	25
Judicial deposits	16,176	19,177	23,610	20.8	27,530	16
Funds and programs	9,283	12,318	18,723	42.3	18,287	11
Deposits for investments	38	134	289	184.2	394	—
Term deposits	24,206	32,001	34,567	20.1	37,674	22
Interbank deposits	5,768	5,383	4,878	(8.0)	5,603	3

(1) Compound annual growth rate between 2004 and 2006.
(2) Percentage of the total Brazilian deposits in each category for the nine-month period ended September 30, 2007.

The credibility of the Bank's brand, together with its diversified operating activities and highly qualified sales force, has resulted in the Bank being the leader in various markets in which it operated over a short period of time, as confirmed by its performance in the capitalization sector, where the Bank began operations in 1995 and in 1996 was the leader in capitalization plans, in terms of revenues. A more recent example of this ability to enter a business and quickly gain a substantial presence is the area of payroll deduction loans. As of December 31, 2004, the market share of the Bank in this area was 8.6%. This percentage increased to 12.3% as of December 31, 2005, 17.2% as of December 31, 2006 and 18.1% as of September 30, 2007, when the Bank became the leader in this market.

Strategic relationship with federal, state and city governments in Brazil

The Bank is a mixed-capital company. The Bank's majority shareholder is the Brazilian federal government, with which the Bank has a long-standing strategic relationship. In accordance with Law 4,595, the Bank is the financial agent of the Brazilian national treasury. The Bank's close ties to Brazilian federal, state and municipal governmental entities have enabled it develop products and services specifically tailored to meet their needs. With respect to the federal government, the Bank's operations include making payments and collecting funds for the account of the Brazilian national treasury, as well as providing assistance to all ministry offices. The Bank also provides support for the federal government's cash management operations. On the state level, the Bank, through the execution of agreements and contracts, acts as an official financial agent in 10 states in Brazil. In this role, the Bank serves as the exclusive agent for payments to public employees and suppliers, centralizes the distribution and collection of taxes and assists in the collection of government debt. On the municipal level, the Bank operates through its branch network as the official financial agent in a number of state capitals and other cities throughout Brazil, the largest in Brazil in terms of number of points of service.

Growth potential of the Bank's credit portfolio

The Bank believes that it is well positioned to further expand its credit portfolio, maintain its leading position in the industry and increase profitability.

In view of its extensive channel for the distribution of its products, operating in more than 3,000 Brazilian municipalities, its number of customers, its experience in credit assignment, the strength and tradition of its brand, as well as its capital base, including significant financing ability, the Bank believes that it is well positioned to significantly increase its credit portfolio. The table below sets forth the historic level of funds raised by the Bank:

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in R$ millions, except percentages)				
Sources of funding[1]	102,252	124,352	142,336	129,976	155,066
Credit portfolioos	79,982	92,325	122,263	107,866	138,876
Difference[1][2]	22,270	32,027	20,073	22,110	16,191
Expansion potential[3] (in %)	27.8	34.7	16.4	20.5	11.7
Leveraging margin[4]	50,344	80,029	101,698	103,325	88,828

(1) Total deposits plus onlending in Brazil less compulsory deposits.
(2) Credit and leasing transactions.
(3) Equal to the referential equity surplus (which is the difference between the Bank's referential equity (Tier 1 and Tier 2 capital) and stockholders' equity as calculated pursuant to the Basel Accord) divided by the minimum required percentage of risk-based capital (11%), as prescribed by the Central Bank for Basel Accord purposes.
(4) Percentage ratio equal to the difference between sources of funding and credit portfolio divided by credit portfolio.

As set forth in the table above, the current level of funding of the Bank would allow an increase in credit transactions of 11.7% as of September 30, 2007. Moreover, the Bank's Basel index of 15.7% as of September 30, 2007, which is greater than the 11.0% required by the applicable legislation, provides the Bank with a leveraging margin of approximately R$88.8 billion in weighted assets at 100.0% of capital stock, such as credit assets.

Strong presence in foreign trade finance among Brazilian banks

The Bank is the leader among Brazilian banks in terms of foreign trade finance. The Bank offers products such as advance on exchange contracts ("*Adiantamento sobre Contratos de Câmbio*" or "ACC") and advance on export contracts ("*Adiantamentos sobre Contratos de Exportação*" or "ACE") transactions, the volume of which together totaled US$12.1 billion in 2006, as compared to US$11.9 billion in 2005, and US$9.0 billion in 2004, with a compound annual growth rate ("CAGR") of 16.0% from 2004 through 2006. The volume of ACC and ACE transactions for the nine-month period ended September 30, 2007 was US$11.3 billion. In this segment, the Bank closed the period as the market leader in both export and import foreign exchange market transactions, with a market share of 26.2% and 24.1%, respectively. This reinforces the leadership of the Bank in the foreign trade industry.

Excellence in third party asset management

BB Distribuidora de Títulos e Valores Mobiliários S.A. ("BB DTVM") has been recognized for excellence in the area of third party asset management by Moody's, which classified the Bank as Manager Quality (MQ1). With more than R$206.9 billion in third party assets under management and a 18.1% Brazilian market share as of September 30, 2007, BB DTVM was the largest third party asset manager in Latin America.

Highly dedicated and experienced management

The Bank believes that the high qualification of its professionals and their commitment to the performance of the Bank are key factors in ensuring its future success. The Bank seeks to attract and retain professionals who are highly experienced and committed to successfully implementing the Bank's corporate strategy and the Bank is also supported by qualified professionals, allocated based on technical criteria, with comprehensive managerial experience in several areas. The members of the Bank's executive board have 26 years, on average, of experience in the Bank, with comprehensive knowledge of the financial and banking areas.

Furthermore, in July 2007, the Bank amended its by-laws to create two new vice-presidencies, which the Bank believes will allow it to undertake new retail businesses and improve its operations in the agricultural and federal government markets. The Bank has begun to focus its activities on real estate loans, vehicle finance, credit cards and new opportunities in the banking retail market, and believes that these new positions will help to develop these areas of business.

State-of-the-art technology

The Bank's investments in technology throughout the last decade have ensured it a position of prominence in banking technology in both the domestic and international markets. The Bank has set benchmarks in technological banking solutions and innovations, and has received special recognition in Brazil and abroad in 2006, such as the "e-finance 2006" and Quality Standard in B2B ("*Padrão de Qualidade em B2B*") awards, which were awarded by e-finance magazine. The Bank maintains its leadership in this area through continuous investment in technology, which in 2005 and 2006 exceeded in the aggregate R$598 million. Accordingly, in the first six-months of 2007, the Bank concluded implementation of a new network for transmission of information, which quadrupled the average transmission capacity and increased the percentage of banking transactions carried out through ATMs to 97.0%, which benefited both the Bank and its customers, especially considering that, in the nine-month period ended September 30, 2007, 90.0% of the transactions carried out by these customers were executed through ATMs. The Bank's network of more than 39,000 ATMs, which comprise the largest proprietary network in Latin America, accounted for more than 40.0% of the ATM transactions carried out within Brazil in the nine-month period ended September 30, 2007. The Bank is also the leader in number of clients registered to execute transactions via Internet, with 8.4 million clients registered.

The Bank's technological investment and development have been fundamental to the growth of its business and operations. The implementation of automated systems throughout the Bank's branch network has allowed the execution of several transactions, such as the credit transactions through ATMs. The Bank's credit scoring system, which is based on continually updated client information, provides clients with pre-approved credit limits for direct consumer credit, credit card and overdraft transactions.

The Bank offers a broad array of transactional experience due to the Bank's wide range of products and its recognized brand

The Bank provides a broad array of transactional experience within the Brazilian banking industry, giving it access to the widest range of customers at several income levels throughout Brazil. In order to meet the needs of its diversified client base, in recent years the Bank has diversified its portfolio of products and currently is able to provide its clients with essentially all banking and financing services available in the Brazilian market. The strength of the Bank's brand enhances the Bank's ability to offer these diversified transactions and variety of products. The Bank believes that the combination of the breadth of its transactional experience, wide range of products and strong brand helps it to obtain funds at relatively favorable rates and achieve profitable results.

Leadership in the payroll deduction loan market within less than four years of operations

The Bank became the industry leader in the segment of payroll deduction loans in 2007. As of September 30, 2007, the Bank's portfolio of payroll deduction loans totaled R$11.0 billion, representing a market share of 18.0%, according to Central Bank data, with 3.5 million current contracts.

The growth of the Bank's portfolio of payroll deduction loans, which the Bank believes represents a lower risk of default than other types of credits to individuals, improved the risk of the Retail Credit Portfolio of the Bank. The transactions recorded in risk levels from AA to C, which represented 89.6% of the Bank's credit portfolio as of September 30, 2006, increased to 90.8% as of September 30, 2007.

High standards of corporate governance

Since 2002, the Bank has included the principal corporate governance practices set forth in the *Novo Mercado* regulations in its by-laws. The Bank established these corporate governance practices to improve management's efficiency and further protect the interests of the Bank's shareholders. On May 31, 2006, the Bank formally adhered to the corporate governance practices of the *Novo Mercado*. The Bank's general business guidelines are the responsibility of the Bank's board of directors, which is comprised of seven members, three of whom are designated by the Bank's minority shareholders. None of the members of the board of directors has significant holdings in the Bank's capital stock. Only the Vice-Chairman of the board of directors also holds an executive office, as the President of the executive board. All decisions concerning policies, corporate strategies, general business plan, the master plan and the overall budget require the approval of at least five board members.

PRINCIPAL STRATEGIES

Focus on transactions with individuals and increase the variety and volume of credit products

In view of its customer base and broad distribution network, the Bank intends to maintain the growth of its credit portfolio at a level consistent with the current growth trends of the Brazilian economy, including employment and income levels. With respect to its credit portfolio, the Bank intends to continue to focus on credit transactions with individuals, including those who are not accountholders, specifically through payroll deduction loans, vehicle finance and loans to finance consumer goods, because the Bank believes such transactions will provide greater rates of return to shareholders than other types of credit transactions. With respect to loans to legal entities, the Bank intends to continue to expand its credit transactions, in various client segments, such as Small-Sized Companies, Medium-Sized Companies, Large-Sized Companies and Corporate Clients.

The strategy to increase credit transactions to individuals is mainly based upon the following: (i) attraction, profitability and retention of clients; (ii) diversification and improvement of loans and financing; and (iii) improvement of the channels to serve the clients. One of the most important results from the adoption of this strategy is the Bank's role in payroll deduction loans, a sector in which the Bank is the leader in the market with a current portfolio of R$11.0 billion, offering competitive rates and terms, as well as additional credit that is easy to apply for, as it is available at the Bank's branches and also through ATMs. As of September 30, 2007, approximately 78.3% of the Bank's borrowers of payroll deduction loans were public employees, 10.0% were retired employees and 11.7% were employees of private companies. The delinquency level of this credit line is relatively low; as of September 30, 2007, transactions overdue for more than 90 days represented 1.7% of the total loans in this segment.

Some strategies, relating to consumer goods financing, include the use of alternative networks to serve clients, such as offering credit directly to the consumer upon the purchase of goods, outside the Bank's branch network. The facility and convenience of this product increased the number of transactions carried out and positions the Bank to further expand its portfolio of loans to individuals.

Additionally, the Bank has developed products and entered into partnerships to operate in the vehicle finance and real estate financing markets. In 2006, the Bank restructured its vehicle finance portfolio, which increased from R$187.9 million as at December 31, 2005 to R$894.4 million as of December 31, 2006. At the end of 2006, the Bank began to offer loans to accountholders and non-accountholders through concessionaires and multibrand stores, resulting in the balance of these transactions reaching R$2.2 billion as of September 30, 2007, an increase of 250.9% as compared to the balance as of September 30, 2006.

In this connection, in September 2006, the Bank and Prime Prestadora de Serviços S.A.—Seminovos Localiza, a company in the Localiza group (one of the leading rental car companies in Brazil), entered into a ten-year agreement, which will allow the financing by the Bank of used cars sold by the Localiza group, which the Bank believes will increase the number of its clients for this type of financing. The agreement also covers the sale of other products by the Bank, such as auto insurance.

Moreover, real estate loans, which the Bank considers important given the significant volume of such transactions in Brazil, are critical for the establishment of a consolidated and lasting customer base because these loans are established for long-term periods. In early 2007, the Bank began to provide the product Real Estate Financing Poupex ("*Financiamento Imobiliário Poupex*"), directly competing against institutions with long histories operating in the market. The Bank also intends to provide its own credit facility, in order to consolidate its operations in the real estate market and provide one of the most comprehensive portfolios of financing options for individuals. With respect to the Real Estate Financing Poupex, as of May 2007, the demand for this product totaled R$271.5 million and the financings using this product totaled R$177.9 million.

Consistent with its strategy of increasing its offering of credit products and also in view of the establishment, by the Central Bank of Brazil, of "portable credit", in which the client is able to move its debts from one financial institution to another financial institution providing better conditions, the Bank was able to provide a tool on its website which simulates credit transactions, which were contracted with other financial institutions, as if they had been undertaken with the Bank. Based on the concept of "Compare and Confirm" ("*Compare e Comprove*"), the Bank is prepared not only to serve its clients base, but also to identify and benefit from the opportunities arising from the contact with clients of other banks.

Increase the Bank's market share in the segments of insurance and pension plans and maintain its leadership in the capitalization market (a form of savings accounts entitling holders to participate in periodic drawing for cash prizes)

The Bank intends to increase its market share in the segments of insurance and pension plans and intends to implement a more effective policy to (i) review the business plan of these sectors; (ii) update its insurance and pension plans portfolios; (iii) diversify and launch new products; (iv) improve the sales to customers which do not have a current account with the Bank; and (v) improve the Bank's distribution channels, through external partnerships with retailers, state and federal banks, credit cooperatives and banking representatives.

In this regard, in September 2007, the Bank implemented an administrative reorganization through which the Directorate of Insurance, Private Pension Plans and Capitalization was created, under the responsibility of the Vice-President of Cards and New Retail Businesses.

During 2007, several developments contributed to the development of the insurance and pension plans products of the Bank in the market, including: (i) restructuring the Bank's pension plans investments, through the creation of funds focused on high-income clients, such as "Ciclos de Vida" and the fund "*Composto 49 D*", which includes in its portfolio securities of companies which, traditionally, distribute a significant volume of dividends; (ii) launching the "BB Seguro Auto Caminhoneiro", specifically developed for truck owners; and (iii) creating the capitalization product "*Ourocap 200 Anos*", due to the 200th anniversary of the Bank.

The Bank intends to increase its market share in the insurance and pension plans markets, as well as maintain its leadership in the capitalization market, a position it has held for ten consecutive years, in accordance with the Statistical Bulletins of SUSEP, from 1997 to 2007, increasing, therefore, the results in those sectors.

Increase market share in the credit and debit cards sector

The Bank considers credit and debit cards to be an important relationship tool and a way of increasing its customer base and intends to increase the number of users, including those who are not accountholders, mainly through partnerships with large retail companies. The Bank plans to focus on marketing strategies in new markets, such as the customer base of telephone companies and customers involved in agribusiness or Small-Sized Companies, among other strategic segments, in order to maintain the current average level of growth of the revenues resulting from these activities of 30% per year.

In view of this, the main partnerships established by the Bank in 2007, including the creation of the co-branded card and calling card together with Telefonica de São Paulo, a co-branded card to the customers of GOL Linhas Aéreas, a co-branded Chevrolet Card, as well as the Cartão Ourocard Platinum Agronegócios, were specifically developed to allow customers involved in agribusiness to acquire goods and other assets and services using their own credit cards. The value of these goods, assets and services were discounted from the applicable agricultural loan available to such customers.

The Bank also intends to increase the gross revenues arising from the sale and use of credit and debit cards through the measures providing innovative solutions and with more added value available in a single card. Examples include the "Ourocard Combo", which offers credit and debit, and the combined private label cards which allow the customization of transactions and specific relationship programs in accordance with the partners and, at the same time, offer the possibility to use Visa or Mastercard cards and the ATMs of the Bank.

Consistent with this strategy, the Bank is seeking to improve its organizational and functional structure related to the management of cards and has created a specific directory to manage this sector, as well as improve the measures directed to increase the gains in terms of operational efficiency in logistics and technological development.

Additionally, the Bank intends to maintain specific products for high-income consumers, including the *Platinum* and *Infinite* cards, in addition to offering cards by Visa and Mastercard that will only require the payment of one annual fee for both cards, each of which will have the same credit limit. This represents significant strategies to increase the market share of the Bank in this sector, improve the profitability resulting from these products, in addition to contributing to the pursuit of leadership in the ranking of the largest issuers of cards in the Brazilian market. As of September 30, 2007, the number of cards issued totaled 64 million and the total revenue of credit issuers in the Brazilian Market in the nine-month period ended September 30, 2007 totaled R$12.3 billion.

Expand the Bank's client base and increase the profitability of products and services

The Bank intends to continue to focus on expanding its client base, including by entering into service agreements with governmental agencies and private companies, mainly medium-sized and corporate clients, and also by extending credit facilities to individuals without requiring that they be accountholders. Moreover, the Bank intends to conduct marketing campaigns in key sectors of the Brazilian economy and improve its technological systems, which it believes will allow decisions regarding consumer credit loans to be granted in less than one hour. The Bank believes that increasing its client base is fundamental in order to expand its sources of revenues. The Bank plans to continue the process of categorizing its clients based on market and other factors, establishing revenue targets on a product-by-product basis, reducing customer attrition and raising the level of client satisfaction.

Improve control over costs

The Bank intends to improve its cost controls so that its growth targets do not affect its present levels of efficiency. Through the establishment of targets and the application of budgets, as well as conditioning payment of employee bonuses on pre-set efficiency indexes, the Bank intends to control the level of its expenses, in line with inflation rates. Through an expense control system, a manager of the Bank is not able to make the payment of an invoice if the expense was not provided for in the relevant budget, which contributes to the creation of a stronger culture of cost management, responsibility and increased efficiency. Another aspect of this improved efficiency is the call center ("*Central de Atendimento BB—CABB*"), which logged an average of 13 million transactions per month through September 2007. Such action impacted the Bank's efficiency index, which represents the correlation between administrative expenses (personnel expenses and other administrative expenses) and revenues generated from financial intermediation activities, which decreased 3.0%, to 50.8% for the nine-month period ended September 30, 2007, compared to 54.2% for the year ended December 31, 2004.

In addition, in order to seek to assure the continuous improvement of its operating efficiency, the Bank implemented software to perform certain of its activities. Among other benefits to the Bank, the software (i) provides more independence in the engagement of suppliers, because a number of companies are able to provide software and related services, as compared to a proprietary software with the same devices, which is generally created and provided by a single company; (ii) generally reduces the costs with licenses and related services; and (iii) generally provides further security (as compared to the proprietary software) against attacks of third parties on the operating systems.

Finally, in May 2007, the Bank disclosed a number of measures to improve its operating efficiency, called the "Excellence Management Program" ("*Programa de Excelência em Gestão*"). This program provides measures to improve the decision-making process at the several levels of the Bank, establishing new parameters of relationships with customers and centralizing the processes of operating support, which improves the time of delivery of products and services to clients and does not burden the supporting network for the performance of businesses.

Consolidate the Bank's position in the wholesale market

The Bank intends to continue to strengthen its relationships with major Brazilian national and regional companies. In addition to maintaining a strong presence in the areas of working capital, investment, foreign trade and structured transactions, the Bank intends to expand its market share of capital markets transactions and the onlending of funds through the Banco Nacional de Desenvolvimento Econômico e Social—BNDES ("BNDES"). The Bank plans to intensify its relationship and partnership-building strategies with clients in key market segments, in order to increase its working knowledge of these segments, through a differentiated approach, in accordance with the relationship of the client to the

Bank, and ultimately to maximize profitability from existing clients and identify and attract new clients. The Bank intends to position itself as the market leader in developing and providing innovative wholesale banking solutions for its wholesale banking clients, both in Brazil and abroad.

Expand and strengthen relationships with public entities

Currently, the Bank manages the payrolls of public servants of the States of Acre, Amapá, Roraima, Rondônia, Tocantins, Rio Grande do Norte, Maranhão, Paraná, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Bahia and Piaui representing the payment of approximately 1,000,000 public servants each month.

In view of the Bank's experience in this sector, it intends to improve and expand its relationships with public institutions, through proactive, directed and systemized rendering of services, with customized and competitive solutions, in order to meet customers' needs and increase the revenues.

Therefore, the Bank is currently negotiating with the (i) State of Santa Catarina to merge Banco do Estado de Santa Catarina S.A. ("BESC") and Besc S.A. Crédito Imobiliário ("BESCRI") into the Bank, (ii) State of Piauí to merge Banco do Estado do Piauí S.A. ("BEP") into the Bank, and (iii) Distrito Federal to acquire Banco de Brasília S.A ("BRB").

The Bank also seeks to maintain its participation in the judicial deposits market in order to ensure continued access to this low-cost source of funding. The judicial deposit market does not require compulsory deposits to be made with the Central Bank, thus contributing to the leveraging of credit transactions and opportunities to improve profitability and liquidity.

RECENT EVENTS

Accelerated Exercise of the Series C Warrants

The board of directors, at a meeting held on September 17, 2007, resolved to submit for shareholders' approval the acceleration of the exercise of subscription between November 1, 2007 and November 30, 2007 by the holders of Series C Warrants for the common shares issued by the Bank on June 17, 1996. On October 23, 2007, shareholders of the Bank approved this acceleration and the holders of 21,148,315 of the total 27,028,746 Series C Warrants subscribed for 66,232,261 subscription receipts (under the symbol "BBAS11"), which will later be converted into 66,232,261 common shares after the approval by the Bank's shareholders of a corresponding capital increase during a shareholders' meeting and confirmation of such capital increase by the Central Bank.

This capital increase is expected to be approved during the first six months of 2008. Once approved, the free-float of the Bank's common shares will increase by approximately 2.1%, assuming the over-allotment option is not exercised.

Fractions of shares resulting from this conversion will be grouped together to form entire shares. In the future, the Bank will sell these shares in the market and the proceeds thereof will be distributed proportionally to the respective holders of such fractions of shares. Neither the fractions of shares nor any of the rights associated with such fractions of shares may be assigned. The average price of exercise, as adjusted by IGP-DI since June 17, 1996, was R$23.65 per warrant.

The acceleration of the exercise of subscription by the holders of Series C Warrants did not affect the original exercise term (from March 31, 2011 to June 30, 2011) of the remaining 5,880,431 Series C Warrants that have not yet been exercised. The exercise of these remaining Series C Warrants could result in an increase of approximately 0.6% in the free-float of the Bank's common shares considering the Bank's current capital stock immediately prior to this offering and excluding any shares to be issued as a result of the outstanding subscription receipts.

Ongoing Studies Relating to the Merger of BESC, BESCRI and BEP, as well as for the Acquisition of the Shareholding Control of BRB

On April 19, 2007, the Bank and BESC communicated to the market that the Brazilian national treasury, following discussions with the Finance Secretariat of the Government of the State of Santa Catarina, decided to develop studies for the merger of BESC and BESCRI into the Bank.

The term established to conclude the merger is 12 months from the date of the engagement of the last company responsible for the appraisal of the assets of BESC and BESCRI.

Also, the Bank and BESC entered into a Service Agreement with the State of Santa Catarina in the amount of R$250.0 million, for a period of 60 months, for the centralization and processing of the financial activities of the State and the payment of the public servants of the government. The amount will be paid to the State upon the merger of BESC and BESCRI into the Bank. During the validity of the agreement, the Bank agrees to maintain the current brand in the branches of BESC and the banking supporting services in all municipalities served by BESC.

Additionally, the Bank and BRB communicated to the market that the Government of Distrito Federal approved the commencement of the studies related to the acquisition of the shareholding control of BRB by the Bank, in accordance with applicable rules and other conditions of such nature. On November 13, 2007, the Brazilian national treasury, the Government of Piauí and the Bank executed an Amendment to the Program of Incentives for the Reduction of States' Participation in Banking Activities (PROES), for the exclusion of BEP of such program. The validity of such amendment is conditioned upon the enactment of a specific resolution by the Senate, as well as upon the publication of a presidential decree, which will allow the merger of BEP into the Bank. The term for merger process to be finalized is 12 months from the date of the hiring of the last company that evaluated BEP's assets. Additionally, the Bank entered into a service agreement with BEP for rendering of banking services, including management of the processing of credits and the public employees' payroll in the amount of R$180 million, for the period of 60 months.

American Depositary Receipt—ADRs

On October 15, 2007, the Bank's board of directors approved a proposal to launch a level 1 program of American depositary receipts ("ADRs"). For the time being, the Bank will be selecting the depositary institution for the eventual issuance of the ADRs.

INFORMATION ON THE BANK

The head office of the Bank is located in the City of Brasília, Distrito Federal, at Setor Bancário Sul, Quadra 01, Lote 32, Bloco C, Edifício Sede III, 24° andar, Asa Sul, CEP 70073-901. The Bank's website is www.bb.com.br. The information included in this website or which may be accessed by way of this website is not part of this offering memorandum and is not included therein by for reference.

The offering

Issuer	Banco do Brasil
Selling shareholders	BNDESPAR and PREVI.
Common shares offered	• 89,617,391 common shares by BNDESPAR, and • 15,043,478 common shares by PREVI, The common shares are being offered to: (i) the public in Brazil, pursuant to an offering registered in Brazil; (ii) qualified institutional buyers in the United States as defined in Rule 144A; and (iii) institutional and other investors outside the United States and Brazil that are non-U.S. Persons in reliance on Regulation S. Investors residing outside Brazil, including institutional investors, may purchase common shares if they comply with the registration requirements of CVM Instruction No. 325, dated January 27, 2000, and CMN Resolution No. 2,689, dated January 26, 2000. Furthermore, Brazilian law restricts the ownership of the Bank's common shares by international investors to 12.5% of the Bank's outstanding share capital. As of September 30, 2007, international investors owned approximately 7.3% of the Bank's outstanding share capital.
Offering price	R$29.25 per Share.
Over-allotment option	The Selling Shareholders will grant an option to UBS Pactual, exercisable by it after joint decision with BB Investimento and Deutsche Bank, for the placement of up to an additional 13,082,608 common shares to cover over-allotments, if any, for a period of up to 30 days from and including the publication date in Brazil of the announcement of commencement of the offering.
Capital stock	Our capital stock immediately prior to this offering consisted of 2,475,949,269 common shares and will not change as a result of this offering.
Transfer restrictions	The common shares offered hereby have not been and will not be registered under the Securities Act

	and are subject to U.S. restrictions on transfer, as described in "Transfer Restrictions" and "Plan of Distribution".
Lock-up agreements	The Bank and the Selling Shareholders have executed an agreement, subject to certain exceptions, not to issue or transfer, until 180 days from the publication date in Brazil of the announcement of commencement of the offering, any common shares or options or warrants to purchase common shares, or any securities convertible into, or exchangeable for, or that represent the right to receive, the Bank's common shares. See "Plan of Distribution". Furthermore, employees of the Bank who place orders for common shares during the priority allocation period for such employees, may not transfer or dispose of their common shares until 120 days from the publication date in Brazil of the announcement of commencement of the offering. See "Plan of Distribution".
Voting rights	Each common share offered hereby has the same rights conferred upon any of the Bank's common shares, in accordance with the Bank's by-laws, including the right to vote and receive full payment of dividends, and any other applicable proceeds that may be declared by the Bank after the offering is concluded. See "Description of Capital Stock".
Tag-along rights	In accordance with *Novo Mercado* Rules, the sale of control of the Bank, whether through a single transaction or by means of successive transactions, must be made under conditions in which the purchaser agrees to conduct, with due observance of the conditions and deadlines provided by applicable legislation and by *Novo Mercado* rules, the public offer for purchase of the remaining common shares of the remaining shareholders under the same terms and conditions offered to the controlling shareholder.

A public offer is further required when: (a) there is an assignment of subscription rights of common shares and other securities, or rights related to securities that are convertible into common shares, which are a result of the change of control of the Bank; (b) in the event of change of control in the company that holds the controlling interest, as defined under the *Novo Mercado* rules; or (c) holders of common shares of the Bank acquire control by means of a stock purchase agreement. In the case of (b), the selling shareholder must disclose to the BOVESPA the amount paid in relation to the company in such transaction, as well as deliver documentation proving such amount. In the case of (c), the purchasing shareholder will be obliged to (i) make a formal public offer to purchase the common shares pursuant to the same terms and conditions offered to the selling shareholder, and (ii) reimburse the shareholders who purchased shares in the stock market during the six months prior to the date that control is sold. The reimbursement amount is the difference between the price paid to the controlling shareholder selling its shares and the amount paid on the market for common shares during that period, duly adjusted.

Whoever acquires control must adopt appropriate measures, to the extent necessary, in order to restore within six months the minimum percentage of 25% of the Bank's common shares in circulation in the market.

The controlling shareholder may not transfer its common shares in the Bank to the entity acquiring control of the Bank, and the purchaser and the Bank may not register the transfer of those shares if the purchaser and the Bank do not sign an Approval Agreement, which shall be forwarded to the BOVESPA immediately after signature. The new controlling shareholders shall be personally liable to submit to, and act in accordance with, the Participation Agreement of the *Novo Mercado,* and its relevant rules and arbitration provisions.

Trading, settlement and clearance.......................... Payment for the common shares will be required to be made in *reais* through the CBLC. The underwriters expect the common shares to be delivered through the CBLC on or about December 19, 2007, the third day after the launch

	of the offering in Brazil. Trades in the common shares on BOVESPA will be settled through the CBLC. See "Trading, Settlement and Clearance".
Agents	Placement of the common shares in the United States will be made by the placement agents. See "Plan of Distribution".
Risk factors	See "Risk Factors" and the other information included in this offering memorandum for a discussion of certain factors prospective investors should consider before deciding to invest in the common shares.
Use of proceeds...	The Bank will not receive any of the proceeds from the sale of the common shares in this offering.
Dividends	Brazilian Corporation Law and the Bank's by-laws require the Bank to distribute at least 25% of its annual adjusted income to holders of common shares. See "Dividends and Interest on Invested Capital".
Listing	The common shares are listed on the *Novo Mercado* under the symbol BBAS3. The common shares offered hereby will begin trading on the *Novo Mercado* on the first business day after the publication of the notice of the commencement of the offering.
International Security Identification Number (ISIN)	BRBBASACNOR3.
Taxation..	Dividend distributions with respect to the Bank's common shares are not currently subject to withholding of Brazilian income tax. However, payment of interest attributable to stockholders' equity (in lieu of dividends) currently is subject to withholding of Brazilian income tax. For certain Brazilian and U.S. tax consequences with respect to U.S. holders of the Bank's preferred shares, see "Taxation".

Risk factors

An investment in the Bank's common shares involves a high degree of risk. You should consider carefully the risks described below and all of the information contained in this offering memorandum before deciding whether to purchase the Bank's common shares. If any of the following risks actually occurs, the Bank's business, financial condition, results of operations, liquidity, and/or prospects may be adversely affected. As a result, the trading value of the Bank's common shares could decline, and you may lose all or part of your investment. Other risks of which the Bank is currently not aware may also have an adverse effect on the Bank and on the trading value of its common shares. For purposes of this section, unless otherwise expressed or if required by the context, an indication that a risk, uncertainty or problem could or will have an "adverse effect on the Bank" or "will adversely affect the Bank" means that the risk, uncertainty or problem could or will have an adverse effect on the Bank's business, financial condition, results of operations, liquidity, prospects and/or the trading value of the Bank's common shares. Similar expressions in this section should be read as having the same meaning.

RISKS RELATING TO THE BANK

The volume of the Bank's agricultural credit portfolio may increase as a result of the federal government's policies, adversely affecting its profitability.

The Bank's agribusiness credit portfolio, which currently accounts for approximately one-third of its total credit portfolio, has historically been less profitable due to lower spreads when compared to its individual credit portfolio. During the nine-month period ended September 30, 2007, while the individual credit portfolio earned an annual average spread of 26.6%, the average annual spread on the Bank's agribusiness credit portfolio was 6.6%. In addition, the performance of the Bank's agribusiness credit portfolio is subject to factors that are beyond the Bank's control, such as the price of agricultural commodities, weather conditions, crop failures and the federal government's policy relative to agricultural credit and agribusiness. As an institution controlled by the federal government, the Bank may be required to increase the size of its agricultural credit portfolio in order to meet political guidelines and governmental goals. To the extent that agricultural credit is granted for purposes of meeting governmental goals and the terms of such credit do not reflect market conditions, the Bank may be adversely affected. See "Business—Agricultural credit portfolio".

The Bank might not be able to utilize all of its deferred tax credits.

The accounting recording of deferred tax credits deriving from income and social contribution tax losses carryforward and those deriving from temporary differences are governed by CMN Resolution No. 3,059, as amended by CMN Resolution No. 3,355 (the "Resolution No. 3,355").

In accordance with this Resolution, financial institutions and other institutions authorized to operate by the Central Bank, including the Bank, may only account for deferred tax credits if they: (i) have a history of taxable profits or revenues for purposes of income tax and social contribution, evidenced by the occurrence of such profits and revenues in at least three of the five last years, including the current year; and (ii) expect to generate future taxable profits or revenues for purposes of income tax and social contribution in subsequent periods, based on an internal technical study showing the probability of occurrence of future income tax and social contribution liabilities that will allow the realization of the deferred tax credits within ten years.

CMN Resolution No. 3,059, as amended by CMN Resolution No. 3,355 ("CMN Resolution No. 3,059"), also requires financial institutions to carry out periodic technical studies to evaluate the

period for realization of deferred tax credits. For deferred tax credits of which estimated realization exceeds five years, CMN Resolution No. 3,059 requires capital allocations with regard to the portion of deferred assets realizable after five years at the rates of 20.0% in 2004, 40.0% in 2005, 60.0% in 2006, 80.0% in 2007 and up to 100.0% in 2008. Deferred tax credits based on temporary differences are primarily related to long-term provisions and accordingly the realization of such tax credits may occur in the long-term.

If the Bank fails to maintain taxable income in the future, it may be required to write off its deferred tax credits, which would result in the reduction of the Bank's assets and stockholders' equity. Any such write-off or reduction may have an adverse effect on the Bank.

The Bank may be adversely affected by its exposure to debt securities issued by the Brazilian federal government.

The Bank invests in debt securities issued by the Brazilian federal government that, for the most part, are short-term and high liquidity instruments. As of September 30, 2007, 21.6% of the Bank's total assets were comprised of securities issued by the federal government. As of September 30, 2007, the consolidated net indebtedness of the Brazilian public sector, in accordance with the economic indexes published by the Central Bank on October 25, 2007, totaled R$1,120.5 billion, or 43.5% of Brazil's gross domestic product ("GDP"). If the federal government defaults on the timely payment of such securities, the Bank's results of operations and financial condition may be adversely affected, as a result of such securities being marked to market. For a discussion of federal government debt securities held by the Bank, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Source of Funds" and Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Open Market Transactions". For a discussion of the new assessment and accounting policies established by the Central Bank, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Fair Value of Financial Instruments".

The Bank may need additional funds in the future, which may not be available. Additional funding may dilute the ownership interest of the Bank's shareholders.

The Bank may need to obtain additional funds in the future and may not be able to obtain debt financing on attractive terms, or at all. If the Bank cannot obtain adequate funds to satisfy its capital requirements, it may need to increase its outstanding share capital. Furthermore, the Bank may choose to issue additional shares if it believes it can do so on terms that are advantageous to it. Any additional funding obtained through capital increases may dilute the Bank's shareholders' ownership to the extent such shareholders do not participate in the capital increase proportionally to their investment in the Bank. See "Dividends and Interest on Invested Capital".

The Bank may be required to resume contributions to PREVI, which may adversely affect its results of operations.

The Bank sponsors PREVI, which ensures its participants and dependents benefits supplementing or similar to those provided by the Brazilian social security system.

The plans offered by PREVI include the defined contribution plan ("*Plano Previ Futuro*") or the defined benefit plan ("*Plano de Benefícios nº 1*"). The Bank's contributions to the defined benefit plan totaled R$388.4 million in 2006, R$469.6 million in 2005 and R$460.2 million in 2004. However, in view of the R$34.8 billion accumulated surplus for the defined benefit plan, as of December 31, 2006, contributions by participants, beneficiaries (retirees and pensioners), and the plan sponsor (the Bank) were suspended as of January 2007. This suspension will be reassessed every twelve months, and it will continue only if the defined benefit plan continues to run a surplus.

Due to a number of factors, PREVI may not be able to maintain the surplus condition of *Plano de Benefícios nº 1*, and, therefore, the Bank may have to resume contributions for this plan, which may adversely affect its results of operations.

The Bank is responsible for social security charges not established in PREVI's benefit plans, and the Bank's provisions may not be sufficient to cover its potential liabilities.

The Bank is responsible for social security charges for employees hired up to April 14, 1967, who are not provided for in PREVI's benefit plan. These charges have defined-benefit characteristics and the system adopted for actuarial revaluations is the capitalization method, comprising 8,232 retirees and pensioners as of September 30, 2007. The Bank is also responsible for charges arising from legal decisions that increase the amounts of retirement and pension benefits beyond the benefits already provided for in PREVI's benefit plan.

In compliance with CVM Resolution No. 371/2000, the Bank's balance sheet as of September 30, 2007, included R$ 1,413.9 million of provisions arising from this actuarial liability. However, the Bank cannot estimate if this accrued amount (or any other amount that may be accrued in the future) will be sufficient to cover potential liabilities in the event of changes in actuarial assumptions which underlie the calculation of this obligation or in the event the Bank is required to increase the amount of retirement and pension benefits beyond the amount set forth in PREVI's benefit plan. Accordingly, a significant increase in the Bank's actual liability in excess of the amount of its provisions may adversely affect the Bank's financial results.

The Bank may face risks related to future mergers and/or acquisitions.

The Bank may merge or acquire other banks, especially public banks and, consequently, may be subject to risks related to such transactions. These risks may include: (i) high transactional costs; (ii) potential acquisitions may not be consistent with the Bank's current strategies; (iii) the Bank may overpay for these acquisitions, especially considering that the target companies may not achieve the forecasted results and, therefore, the investments may not deliver the expected returns; (iv) the Bank may face problems when integrating products, systems, technology, staff and facilities, which can adversely affect the Bank's internal controls, procedures and policies; (v) the due diligence procedure may not identify potential contingencies of the target companies; and (vi) the Bank, as successor to the target company's business, could be held liable for the target company's liabilities, including those generated prior to the transaction, as well as be exposed to risks related to the acts of the previous management team of the target company and potential liabilities of acts that occurred prior to the transaction.

Pursuant to the specificities of each transaction, the Bank may also be required to submit merger and acquisition transactions to the Brazilian anti-trust authorities ("*Conselho Administrativo de Defesa Econômica*" or "CADE"), Brazilian Senate and/or applicable regulatory agencies. The Bank may not be successful in obtaining the necessary authorizations or may not obtain them in a timely manner.

Additionally, in case expected operational and financial synergies are not fully achieved with any such merger or acquisition, the Bank's business, results of operations and cash flow may be adversely affected.

Depending on the structure adopted in any such transaction, there might be an increase in the federal government's equity interest in the Bank. As a result, the Bank may not be able to reach the minimum 25% free-float by June 2009, as agreed under the *Novo Mercado* Agreement entered into with the BOVESPA on May 31, 2006, or it may reduce the percentage of outstanding shares. Additionally, the limit of foreign investment in the Bank's capital stock is 12.5%. Since foreign investors are currently the largest investors in securities in Brazil, if the limit is not changed the Bank may have further difficulties

to reach the 25% free-float. In any case, any issuance of new shares may dilute the ownership interest of the Bank's shareholders to the extent such shareholders do not participate in the capital increase proportionally to their investment in the Bank.

RISKS RELATING TO THE BRAZILIAN BANKING INDUSTRY

Interest rate changes by the Central Bank could adversely affect the Bank's results of operations and profitability.

The Central Bank establishes the special settlement and custody system ("SELIC") rate, which is the base interest rate for the Brazilian banking system and an important policy instrument for achieving federal government inflation targets that were formally adopted on July 1, 1999. The Central Bank has frequently adjusted the base interest rate, increasing the rate numerous times in response to economic uncertainties and to achieve the goals of the federal government's economic policies. In response to favorable economic developments, the Central Bank has been reducing the base interest rate, which dropped from 13.25%, as of December 31, 2006, to 12.0% as of June 30, 2007 and 11.25% as of September 30, 2007.

Increases in the base interest rate could adversely affect the Bank's results of operations, by reducing demand for its credit, increasing its cost of funds and increasing the risk of customer default to the extent these effects are not offset by increased margins. Decreases in the base interest rate could also adversely affect the Bank's results of operations, by decreasing the interest income the Bank earns on its assets based on the average SELIC rate and by lowering margins.

The increasingly competitive environment and recent consolidation in the Brazilian banking industry may adversely affect the Bank.

The market for financial and banking services in Brazil is highly competitive. The Bank faces significant competition from other large Brazilian and international banks. For example, several of the Bank's competitors took early steps to expand their consumer credit portfolios, and have formed joint ventures with retailers and other partners in furtherance of this strategy. The Brazilian banking industry experienced a period of consolidation in the 1990s, when a number of Brazilian banks were liquidated and several important state-owned and private banks were sold. Competition increased during this period as foreign banks entered the Brazilian market through the acquisition of Brazilian financial institutions. The privatization of state-owned banks also made the Brazilian markets for banking and other financial services more competitive. Although Brazilian regulations present some limited barriers to market entry, the presence of foreign banks in Brazil, some of which have greater resources than the Bank, has grown and competition has increased in the banking sector generally and in certain markets for specific products.

Additionally, recent acquisitions of small- and mid-sized Brazilian banks, in particular those specializing in the retail segment, by large retail banks, have increased competition in the sector.

This increased competition may adversely affect the Bank by, among other things, limiting its ability to increase its client base and expand its operations, reducing asset growth rate and profit margins on the banking and other services it provides and increasing competition for investment opportunities.

Changes in minimum levels for housing and agricultural sector loans may negatively affect the Bank's profitability.

Pursuant to current Brazilian banking regulations, the Bank is required to allocate 65.0% of its savings deposits (as compared to 50.0% up to December 31, 2004, 55.0% up to December 31, 2005 and 60.0%

up to June 01, 2006) and 25.0% of its demand deposits to agricultural loans (a percentage that has remained stable since 2004). The total amounts required to be applied to these loans can directly influence the profitability of the Bank's business in view of two factors: (i) if the Bank does not achieve the minimum levels required for these loans, it must deposit the difference as compulsory deposits with the Central Bank, which generally do not yield returns as high as other investments; and (ii) loans to the agricultural sector have tended to entail more risk and to be less profitable than other lending opportunities available. Changes to applicable law that increase the amount of agricultural loans the Bank must make may adversely affect it. For further information, see "Regulation of the Brazilian Banking Industry—Regulation Applicable to the Brazilian Banking Industry—Compulsory Deposits and Other Requirements".

Any restrictions on bank loan interest rates may adversely affect the Bank by decreasing the Bank's revenues and limiting its ability to make loans.

Decree No. 22,626/33, also known as the Usury Law (*Lei de Usura*), prevents any person or entity from charging interest rates higher than 12.0% per annum. However, the Banking Restructuring Law (*Lei da Reforma Bancária*), together with recent court decisions, have exempted banks from this prohibition. Any changes to the courts' views about this exemption or an amendment in the applicable laws and regulations limiting the interest rates that the Bank can charge on loans may adversely affect the Bank.

Minimum capital adequacy requirements imposed on the financial system may adversely impact the Bank.

In accordance with Resolution No. 2,099 of August 17, 1994 and any subsequent amendments thereto ("Resolution CMN No. 2,099/94") as enacted by the CMN, Brazilian banks are required to comply with the Basel Accord as implemented, with certain modifications, by the Central Bank. The Basel Accord sets forth capital adequacy requirements for banks based upon an equity capital to risk-adjusted assets test. The risk-weighted capital ratio required of the Bank and all other banks in Brazil is currently 11.0% of risk-based assets. On September 30, 2007, the Basel rate was 15.7%.

Communication No. 12,746 of the Central Bank dated December 9, 2004 details the schedule for the implementation of the New Basel Accord (Basel II). In compliance with this schedule, the CMN and the Central Bank issued a number of resolutions and circular letters coming into effect as of July 1, 2008, except for Central Bank Circular Letter No. 3,367 of September 12, 2007, which addresses the determination of foreign exchange exposure and came into effect on the date of its publication.

On September 27, 2007, by way of Communication No. 16,137, the Central Bank disclosed a new schedule for implementation of the New Basel Accord (Basel II), by amending the schedule previously defined. According to the communication, the requirements for use of modern capital calculation models included in this agreement are to be implemented by 2012, with emphasis on the allocation of capital to operating risks and changes in the allocation of capital for credit risk (*Pilar I*). Accordingly, the implementation of the Basel II agreement may materially affect the Bank's allocation of capital to cover its risks, which could adversely affect the Bank.

Furthermore, in the event of a change in its activities and functions, or due to the performance of the Brazilian economy as a whole or to rules governing capital adequacy, the Bank may be unable to meet the minimum capital adequacy requirements. The Bank may also be compelled to limit its credit transactions, dispose of some of its assets and/or take other measures that may adversely affect its results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Adequacy".

Monetary regulations imposed by the Central Bank and changes in bank reserve and compulsory deposit limits may adversely affect the Bank.

In order to support its monetary policy, the federal government, through the CMN and the Central Bank, introduces regulations periodically intended to control inflation by adjusting the amount of the Bank's reserves that are applicable to loans and deposits, regulating the maximum grace period for outstanding credits and imposing limits on the amounts to be financed. In general, such controls are used by the federal government to regulate the availability of credit and reduce or increase consumption. At times, such regulations have affected the ability of the Bank's clients to obtain credit, thus restricting the growth of the Bank's credit portfolio.

The Central Bank has periodically varied the amount of reserves that banks in Brazil (including the Bank) are required to maintain with the Central Bank in relation to amounts of demand deposits, savings deposits and time deposits and certain credit transactions. Financial institutions (including the Bank) comply with reserve requirements by depositing cash or, in some cases, federal government securities with the Central Bank. Some of the cash deposited with the Central Bank in satisfaction of reserve requirements does not earn interest and even in those cases where the Central Bank pays interest, such interest rates may be significantly less than that which the Bank could earn through other investments.

The Bank's balance of compulsory deposits in respect of demand deposits, savings deposits and time deposits was R$29.2 billion as of September 30, 2007, R$27.0 billion as of December 31, 2006, and R$24.5 billion as of September 30, 2006.

There can be no assurance that the Central Bank will not further increase reserve requirements or impose new reserve or compulsory deposit requirements that could adversely affect the Bank.

Brazilian banks, including the Bank, are subject to extensive and continuously evolving regulatory review by the Central Bank.

The regulatory structure governing Brazilian financial institutions is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted.

The Bank has no control over government regulations applicable to its activities, including those relating to:

- minimum capital requirements;
- compulsory deposit requirements;
- lending limits and other credit restrictions; and
- accounting and statistical requirements.

Any such changes could materially adversely affect the Bank.

The extension of payroll deduction loans is subject to changes in laws and regulations and interpretation of courts or public entities' policies related to payroll deductions.

Since the repayment of payroll deduction loans is directly deducted from the payroll of the public servant, retiree or pensioner of the National Institute of Social Security—"INSS", the Bank is, to a greater extent, exposed to the credit risk of the entity to which borrowers are related, which enables the Bank to extend loans at rates lower than those charged in connection with other products offered by

financial institutions in Brazil, including the Bank itself. This payment deduction mechanism is regulated by a number of laws and regulations, at the federal, state and municipal levels, which establish deduction limits and provide for the irrevocability of the authorization given by a public servant or INSS beneficiary to deduct the amount for purposes of settlement of the loan.

Accordingly, the enactment of a new law or regulation or the amendment to, revocation or new interpretation of existing laws and regulations which prohibits, restricts or adversely affects the ability of the Bank to carry out these direct deductions may increase the risk profile of its credit portfolio by increasing the interest rate of its personal loans and resulting in a greater percentage of loan losses.

In June 2004, the Brazilian Superior Court of Justice determined that an authorization for direct payroll deduction given by a public servant in the State of Rio Grande do Sul could be revoked, and that an irrevocable authorization would be abusive and, accordingly, null and void. Even though in June 2005 the Brazilian Superior Court of Justice issued a new decision recognizing that the irrevocability of these authorizations is legal and valid, the Bank can make no assurance that such decision will be corroborated by other courts.

Additionally, the extension of payroll deduction loans to public servants and INSS retirees and pensioners depends on authorization by public entities to which these persons are related. The federal government or other governmental entities may change the regulations governing these authorizations. Other government agencies may impose future regulations that restrict or prevent the Bank from offering payroll deduction loans to their employees. Part of the Bank's credit portfolio is composed of payroll deduction loans granted to public servants and INSS retirees and pensioners, and amendments to or the enactment of new laws or regulation that restrict or prevent the Bank from extending this type of loan may adversely affect the Bank.

On September 29, 2005, the INSS issued a Regulatory Instruction prohibiting retirees and pensioners from authorizing, by telephone calls, any payroll deduction loans from their benefits and limiting the repayment of these operations to 36 monthly installments. Additionally, on November 22, 2005, the INSS suspended, for a 30-day period, any renewal of deduction authorization for payment of loans extended by means of credit card or the extension of this type of loan to INSS retirees or pensioners. The suspension was in compliance with a recommendation by the National Social Security Council that decided to extend this suspension up to June 15, 2006. On July 7, 2006, INSS issued Regulatory Instruction No. 8, authorizing the extension of payroll deduction loans through the use of credit cards, limited to twice the amount of the benefit received by the retiree or pensioner. Pursuant to this Regulatory Instruction, the Bank resumed the development of the payroll deduction loans line involving credit cards. However, the Bank can make no assurance that INSS will not again change the regulation, which may adversely affect the Bank.

RISKS RELATING TO THE BANK'S CONTROLLING SHAREHOLDER

The federal government, in its capacity as the Bank's principal shareholder, holds the absolute majority of its voting shares and may therefore approve any matter in its shareholders' meetings.

The federal government, by means of the Brazilian national treasury, is the Bank's controlling shareholder and, as a result, the President of Brazil directly appoints its President, as well as the President of the Central Bank and the Finance Minister. The federal government also appoints the majority of the members of the Bank's board of directors. See "Management and Employees".

The Bank's by-laws currently provide that, with respect to the relationship between the Bank and its controlling shareholder, the Bank is required to: (i) perform certain duties and services in its role as financial agent of the Brazilian national treasury and certain other functions assigned to it by law; (ii) extend financing in respect to governmental interests and execute certain official programs through the application of federal government funds or funds of any other nature; and (iii) render guarantees in favor of the federal government.

Any such measures are contingent upon certain safeguards, namely: (i) the placing of appropriately remunerated funds at the Bank's disposal; (ii) a prior determination of the remuneration of reserves to be applied for the equalization of financial charges; and (iii) a prior determination with respect to the Bank's compensation, which may never be lower than the cost of the services to be provided by the Bank.

The federal government, as the Bank's majority shareholder, will be entitled, directly or indirectly, to the following, without the consent of the remaining shareholders:

- elect the majority of its board of directors and dismiss members;
- control the Bank's management;
- determine the result of a large portion of the Bank's corporate resolutions; and
- determine dividend distribution policies, with due regard for the minimum required distribution.

The federal government may cause the Bank to adopt certain measures intended to promote its political, economical or social purposes rather than exclusively to develop business and increase the Bank's results of operations. If any of these measures are adopted, they may be contrary to the interests of the Bank and those of the Bank's remaining shareholders, and may have adverse effects on the Bank.

RISKS RELATING TO THIS OFFERING AND THE BANK'S COMMON SHARES

Pursuant to the Novo Mercado Agreement, the Bank is required to reach a minimum percentage of outstanding shares (free-float) of 25.0% by June 2009. If it fails to do so, the Bank's shares may no longer be traded on the Novo Mercado, which may adversely affect the Bank's liquidity and trading price of common shares.

Pursuant to the *Novo Mercado* Agreement entered into with the BOVESPA on May 31, 2006, the Bank is required to reach a minimum percentage of outstanding shares (free-float) of 25.0% by June 2009. Currently this percentage is 14.8% and after this offering it will be approximately 19.1%, excluding the shares subject to the over-allotment option. The Bank cannot assure that it will be able to reach the percentage of 25.0% and meet its obligation within the defined term and, if it fails to do so, the Bank's common shares may no longer be traded on the *Novo Mercado*, which may adversely affect the liquidity and trading price of the common shares, which would limit the investor's ability to resell the common shares at the price and time they desire.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit an investor's ability to sell its common shares at the price and time it desires.

Investments in securities, such as the common shares, inherently pose risks due to fluctuations in price. Accordingly, by investing in the common shares, investors will be subject to the volatility of the capital markets.

Investing in securities in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers from more developed countries, with markets with more maturity and liquidity.

Investments in the Brazilian capital markets, including investments in the common shares, are subject to economic and political risks, involving, among others: (i) changes in the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; (ii) restrictions on foreign investment and on repatriation of capital invested; and (iii) foreign exchange restrictions and changes in exchange rate.

The Bank cannot assure that the Brazilian securities market will remain liquid and active, which may adversely affect the trading price and liquidity of the common shares, and limit an investor's ability to resell the Bank's common shares at the price and time it desires.

The offering of a substantial number of common shares to non-institutional investors in Brazil could affect the pricing of such shares.

The price of the common shares offered hereby was decided as part of a bookbuilding process, during which the joint global coordinators and bookrunners will take into account both the trading price of the common shares on the BOVESPA as well as institutional investors' demand for such shares (in terms of both volume and price), as demonstrated by such institutional investors' purchase orders. Between 20% to 80% of the common shares offered hereby, excluding any shares to be sold upon the exercise of the over-allotment option, will be offered to non-institutional investors in Brazil. If the final number of common shares offered to non-institutional investors in Brazil is significant, the price of the common shares offered hereby may not accurately reflect the demand of the majority of such common shares' purchasers, as only the demand of institutional investors will be considered for the purposes of determining such price.

An investment in the Bank's common shares by foreign investors is limited to 12.5% of the total share capital of the Bank.

The President of Brazil may increase the maximum permitted levels of foreign ownership in Brazilian financial institutions by decree whenever such an increase is determined to be in the national interest. On May 31, 2006, the President signed a Presidential Decree authorizing this increase of foreign ownership in the Bank's capital stock to up to 12.5%.

On April 26, 2007, the CMN approved a proposed Presidential Decree to recognize the acquisition, by individuals or legal entities resident or domiciled abroad, of common shares of financial institutions with a head office in Brazil, organized as publicly-traded companies and registered in a special segment of stock exchanges, provided that the purchaser is not part of the controlling group and is subject to the following limitations on ownership: (i) up to 45% of the capital stock of a financial institution with a capital of up to R$2.0 billion; and (ii) up to 25% of the capital stock of the remaining financial institutions, including the Bank. This decree is still subject to the review and approval of the President of Brazil.

Any increase in these limitations on ownership will depend on the enactment of a new decree by the President of Brazil, which is beyond the control of the Bank. Additionally, the Bank is not aware of any effects that this limit may cause to foreign investors or which measures the federal government may take, and the respective risks for these foreign investors in the event this limit is not changed or is exceeded.

If this limit is not changed, the Bank may have further difficulties to reach the minimum percentage of outstanding shares (free-float) of 25.0% by June 2009, since foreign investors, which are currently the largest investors in securities in Brazil, may have their participation limited in future public distributions of the Bank's common shares.

Foreign ownership in the capital stock of the Bank was 6.9% as of November 30, 2007, 7.2% in December 2006 and 3.4% in December 2005.

Substantial sales of the Bank's common shares after this offering could cause the market price of the Bank's common shares to decline.

The Bank and the Selling Shareholders will enter into lock-up agreements, whereby they agree, subject to certain exceptions contained in these agreements, for a 180-day period from the publication date in Brazil of the announcement of commencement of the offering, not to: (i) issue, offer, sell, contract the sale, pledge, lend, grant any call option or, in any other way, dispose of or grant any rights, register any document pursuant to the Securities Act or the Brazilian laws, in any and all cases related to any common share or any option or warrant of purchase of any common share or securities convertible into or exchangeable for, or which represents, any right to receive common shares issued by the Bank; (ii) enter into any swap or other agreement partially or fully transferring to another party any economic value arising from the ownership of common shares or any securities convertible into, exercisable or exchangeable for common shares issued by the Bank, or warrants or any other right to purchase common shares issued by the Bank, no matter whether this operation is carried out by the delivery of common shares or any securities issued by the Bank, in cash or otherwise; and (iii) publish any notice reporting any intention of the aforementioned operations. The above restriction shall not apply to (i) any shares used in the stabilization activities, (ii) the sale of shares under the over-allotment option, (iii) the possible contribution of shares issued by the Bank into PIBB Fundo Índice Brasil 50—Brasil Tracker; and (iv) the issue of new shares arising from the exercise of the Series C Warrants, as described in "Summary" and "Description of Capital Stock".

The Brazilian national treasury, the Bank's Controlling Shareholder, is not subject to these restrictions and may freely transfer its shares at any time. Accordingly, if the Brazilian national treasury decides to sell a part or the totality of shares issued by the Bank, or in case BNDESPAR and/or PREVI sell their shares issued by the Bank after the lock-up, the market price of common shares issued by the Bank may be adversely affected.

Employees of the Bank who placed orders for common shares through the employee incentive plan may not transfer or dispose of such common shares for 120 days after the announcement of commencement of the offering is published in Brazil.

The issuance of shares arising from the conversion of Series C Warrants or any strategy to acquire other public banks will cause a dilution in the investors' ownership percentage and may adversely affect the market price of shares of the Bank.

The extraordinary general shareholders' meeting held on October 23, 2007 approved the acceleration of the exercise of subscription rights of Series C Warrant holders during the period from November 1 to 30, 2007 (see "Summary—Recent Events"). The issuance will cause a dilution of up to approximately 2.7% in the shareholders' ownership percentage, considering the exercise of 21,148,315 outstanding Series C Warrants out of a total of 27,028,746. Additionally, the Bank may issue shares under its strategy to acquire/merge other public official banks, such as for shareholders of BESC, BESCRI and BEP in view of the merger of the former into the Bank, which would also cause a dilution in the Bank's shareholders' ownership percentage. The Bank cannot estimate, as of the date of this offering memorandum, if and when it will issue shares in view of such mergers or, if these shares are to be issued, their total amounts.

Accordingly, the market price of shares issued by the Bank may be adversely affected by any such possible dilutions, which would limit the investor's ability to resell the shares at the desired price.

Holders of the Bank's common shares may not receive any dividends.

The Bank's by-laws set forth that the Bank must pay its shareholders a minimum mandatory semi-annual distribution equal to at least 25% of net income (as adjusted under applicable law) unless its board of directors decides otherwise and has the consent of its shareholders. On December 28, 2006, the extraordinary general shareholders' meeting of the Bank approved changes in the dividend distribution policy for periods shorter than six months, and on March 19, 2007, the board of directors of the Bank approved, for the year 2007, pay out dividends equivalent to the minimum percentage of 40.0% of the net income, on a quarterly basis. Nonetheless, the Bank's net income may be used to offset losses, increase the Bank's capital stock or create reserves, as set forth in the Brazilian Corporation Law, and may not be made available for payment of dividends. Additionally, the Bank may not pay dividends to shareholders in any year if the board of directors decides that the Bank has no net income (or accumulated profits) sufficient for distribution of dividends or that such payment would not be advisable in view of the Bank's financial condition.

The terms of the Bank's perpetual securities contain restrictions on the Bank's ability to pay dividends and interest on capital and to redeem its shares.

In January 2006, the Bank issued Perpetual non-cumulative junior subordinated securities in the aggregate amount of US$500 million (the "Perpetual Securities"). The terms of the Perpetual Securities allow the Bank to suspend its quarterly payments of interest and/or other non-principal payments on the Perpetual Securities if: (i) the Bank determines that it is, or that such payment would cause it to be, in breach of applicable capital adequacy requirements or below applicable financial ratio levels, (ii) the Central Bank or certain other governmental or regulatory authorities determine the suspension of payments of such charges; (iii) insolvency or bankruptcy events occur, (iv) certain events of default occur, or (v) the Bank elects to suspend such payment for any other reason.

In the event that the Bank elects to defer interest or other non-principal payments on its Perpetual Securities pursuant to item (v) above, the terms of the Perpetual Securities provide that the Bank may not recommend the payment of dividends to its Shareholders, to the fullest extent permitted by applicable law, and will be subject to restrictions on its ability to redeem or otherwise acquire its common shares.

Accordingly, holders of the Bank's common shares may not receive dividends or interest on capital in addition to the mandatory minimum determined by legislation in force, as a result of the Bank's election, pursuant to item (v) above not to make payments on its Perpetual Securities. The non-payment of these dividends and interest on invested capital may also adversely affect the stock market price of the Bank's common shares.

The issue of shares arising from possible implementation of a stock option plan for employees and managers will cause a dilution in the investors' ownership percentage.

The bank is considering the implementation of a stock option plan for employees and managers of the Bank within the next two years, with an exercise price to be determined by the board of directors. The Bank estimates that the maximum limit for the exercise of the option will be 2.5% of the Bank's corporate capital. According to such guidelines, participants will be able to exercise such option and acquire, in whole or in part, the number of common shares at a certain price and subject to the terms and conditions to be determined by the board. If implemented, the issuance of new common shares will cause a dilution in the shareholders' ownership percentage.

There are significant differences between accounting standards used by the Bank and U.S. GAAP.

There are significant differences between U.S. GAAP and Brazilian GAAP. The financial statements contained herein differ from those that would be prepared had they been prepared based upon U.S. GAAP. The Bank has made no attempt to identify or quantify the impact of those differences. No reconciliation to U.S. GAAP of any of the financial statements presented in this offering memorandum has been prepared for the purposes of this offering memorandum or for any other purposes. The Bank cannot assure that a reconciliation would not identify material quantitative differences between the financial statements of the Bank as prepared on the basis of Brazilian GAAP and such financial statements as prepared on the basis of U.S. GAAP.

Brazilian taxes may apply to gain realized by a Non-Brazilian Holder on the disposition of shares to another Non-Brazilian Holder.

Although the matter is subject to discussion, the gain realized by a Non-Brazilian Holder on the disposition of shares to another Non-Brazilian Holder (other than a disposition of shares held pursuant to Resolution No. 2,689, dated January 26, 2000, as amended ("Resolution No. 2,689/00") enacted by the CMN) is generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833/03, enacted on December 29, 2003, Brazilian tax authorities intend to assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the income rate applicable on the gain would be 15% (or 25% in the case of a Non-Brazilian Holder organized under the laws or a resident of a Tax Haven). A further discussion of the tax consequences of a disposition of its shares, see "Taxation—Certain Brazilian Tax Considerations—Capital Gains".

Holders of the Bank's common shares may face difficulties in serving process on or enforcing judgments against the banks and other persons.

The Bank is incorporated under the laws of Brazil, and all of the board members, executive officers and independent public accountants reside or are based in Brazil. Most of the Bank's assets and those of these other persons are located in Brazil. As a result, it may not be possible for you to effect service of process upon the Bank or these other persons within the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, investors may face greater difficulties in protecting their interests in the case of actions by the Bank or the Bank's board of directors or executive officers than would shareholders of a U.S. corporation.

RISKS RELATING TO MACROECONOMIC FACTORS AND GOVERNMENTAL POLICIES

Macroeconomic factors, such as interest and exchange rates, are not subject to the Bank's control and may adversely affect its future profitability.

The Bank's results of operations are subject to factors that are beyond its control, including interest and exchange rates in force and the market price of its securities portfolio. Accordingly, its ability to secure satisfactory rates of return on its assets and stockholders' equity will depend on its ability to increase its revenue, reduce costs and adjust its portfolio of assets in order to minimize adverse impacts from the fluctuation of macroeconomic indicators.

As of September 30, 2007, 59.5% of the Bank's balance sheet was comprised of credit, leasing and securities transactions (including federal government securities), the return on which is subject to

fluctuations in exchange and interest rates and other macroeconomic factors. The Bank's securities portfolio was composed of 61.9% of securities linked to CDI/TMS and 25.5% of pre-fixed securities. The entire securities portfolio is essentially pre-fixed. The Bank has investments abroad, as well as external funding that may adversely impact its profitability in the event of a significant foreign exchange variation of the *real* against the U.S. dollar, Euro, Japanese yen, the United Kingdom pound and the Canadian dollar. The Bank's overall exchange exposure, as of September 30, 2007, was negative at the amount of R$1,180 million of U.S. dollars.

The Bank is subject to all risks associated with long-term credit operations, whether related to the economic activity, interest rate levels, mismatch of funding periods or changes in the Central Bank's requirements.

As of September 30, 2007, the Bank presented a mismatch in its assets exposed to the pre-fixed interest rate, which was subject to an average period of ten to fourteen months, while its related liabilities were subject to an average period of seven months. In the event of variations in the interest rates negotiated in the market, any public securities having a pre-fixed rate will give rise to adverse financial impacts, whether on results, for securities classified as "available for negotiation", or on stockholders' equity, for securities classified as "available for sale".

All these factors are not under the Bank's control, and may, therefore, adversely affect the Bank.

Changes in Brazilian economic policy may adversely affect the Bank.

The Brazilian economy has been characterized by frequent, and occasionally substantial, intervention by the federal government, which often changes monetary, credit, fiscal and other policies to influence Brazil's economy.

The federal government's actions to control inflation and effect other policies have involved, among other things, control over wages and prices, currency devaluations, controls on the flow of capital and certain limits on imported goods and services. The Bank has no control over, and cannot predict, what measures or policies the federal government may take in the future. The Bank could be adversely affected by changes in public policy at federal, state and municipal levels with respect to public tariffs and exchange controls, as well as other factors, such as:

- variation in exchange rates;
- foreign exchange control;
- inflation;
- interest rates;
- liquidity of the domestic financial, capital and lending markets;
- tax and regulatory policy; and
- political, social and economic developments in or affecting Brazil.

Exchange rate instability may adversely affect the Bank's results of operations and the market price of its shares.

In the past, the federal government implemented various economic plans and used a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange rate systems, exchange controls and

dual exchange rate markets. More recently, the exchange devaluations have resulted in significant fluctuations in the exchange rate between the *real* and the U.S. dollar and other currencies. As of December 31, 2006, the exchange rate between the *real* and the U.S. dollar was R$2.13 per US$1.00, representing an 8.7% appreciation of the *real* since December 31, 2005. As of September 30, 2007, the exchange rate between the *real* and the U.S. dollar was R$1.83 per US$1.00. The Bank cannot be certain that the exchange rate between the *real* and the U.S. dollar will stabilize at current levels.

As of September 30, 2007, approximately 11.1% of the assets and 14.1% of the Bank's liabilities were linked to the Euro, Japanese Yen, the United Kingdom pound, the Canadian dollar and the U.S. dollar. Depreciation of the *real* in relation to the U.S. dollar may result in significant adverse effects on the Bank's activities, since it increases the cost of foreign funding required for settling the Bank's obligations expressed or indexed to the U.S. dollar. Additionally, depreciation of the *real* would also impair the ability of the Bank's clients to pay their obligations expressed or indexed to the U.S. dollar. Eventual depreciations would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the market price of the Bank's common shares.

Depreciations of the *real* relative to the U.S. dollar could also create additional inflationary pressures in Brazil that may adversely affect the Bank. Depreciations generally make it more difficult to access foreign financial markets and may prompt government intervention, including recessionary governmental policies. In contrast, appreciation of the *real* against the U.S. dollar may lead to a deterioration of Brazil's current account and the balance of payments, as well as to a dampening of export-driven growth. Any of the foregoing could adversely affect the Bank.

Changes in the global economy and other emerging markets may affect the Bank's access to financing and decrease the market price of the common shares.

The market for securities issued by Brazilian companies is influenced, in varying degrees, by global economic and market conditions, and especially by those of other Latin American countries and emerging markets. The reaction of investors to investment opportunities in other countries may have an adverse impact on the market value of securities of Brazilian companies. Crises in other emerging countries or the economic policies of other countries, in particular those of the United States, may reduce investor demand for securities of Brazilian companies, including the Bank's common shares. Any of the foregoing changes may adversely affect the market value of the common shares and hinder the Bank's ability to access the capital markets and finance its operations, resulting in adverse effects.

Political crises in Brazil may affect the Brazilian economy and the price of securities of Brazilian issuers.

In recent months, members of the Executive and congressmen have been the subject of a variety of allegations of unethical or illegal conduct. These accusations, which are currently being investigated by the Brazilian Congress, Federal Police and Department of Justice involve conduct and other allegedly unethical or illegal behaviors.

The Bank cannot predict what effects these accusations and investigations may have on the Brazilian economy and the extent to which their results may adversely affect its business, cash flow and financial condition, as well as their impact on the market for securities of Brazilian issuers, including the Bank's common shares.

Inflation, and the federal government's measures to combat inflation, may contribute to economic uncertainty in Brazil, and consequently adversely affect the Bank.

In the past, Brazil has experienced high rates of inflation. Certain actions taken by the Brazilian government to combat inflation have had negative effects on the Brazilian economy. Annual inflation

rates were 20.0% in 1999, 9.8% in 2000, 10.4% in 2001, 26.4% in 2002, 7.7% in 2003, 12.1% in 2004, 1.2% in 2005 and 3.8% in 2006 and 4.4% for the nine-month period ended September 30, 2007, as measured by the IGP-DI. The federal government's measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. Inflation, along with government measures to combat inflation and public speculation about possible future government measures, has had significant negative effects on the Brazilian economy, and contributed to increase economic uncertainty in Brazil and heightened volatility in the Brazilian securities market, which may have an adverse effect on the Bank.

If Brazil experiences substantial inflation in the future, the Bank's results of operations may be adversely affected, negatively impacting the Bank's ability to comply with its obligations. Inflationary pressures could also reduce the Bank's ability to access foreign financial markets and lead to further government intervention in the economy, including the introduction of policies that adversely affect the performance of the Brazilian economy as a whole, and consequently, the Bank's operations.

Use of proceeds

Because the offering described in this offering memorandum will be a secondary offering of the Bank's common shares by the Selling Shareholders, the Bank will not receive any proceeds from the offering. The Selling Shareholders will receive all net proceeds from the sale of the Bank's common shares in this offering.

Service of process and enforcement of judgments

The Bank and the Selling Shareholders are incorporated under the laws of Brazil. All of the directors and officers of the Bank named in this offering memorandum reside outside the United States and all or a significant portion of the assets of such persons may be, and substantially all of the assets of the Bank are, located outside the United States. As a result, prospective investors may not be able to effect service of process upon the Bank or these other persons within the United States or to enforce U.S. court judgments against the Bank or these other persons to the extent that such actions are predicated upon civil liability provisions of the federal securities laws of the United States.

Brazilian counsels to the Bank Machado, Meyer, Sendacz e Opice Advogados and Brazilian counsel to the underwriters, Pinheiro Neto Advogados, have advised that final conclusive judgments of United States courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil. A judgment against the Bank, a Selling Shareholder or the persons described above obtained outside Brazil would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the highest intermediate Brazilian Superior Court of Justice (the "*Superior Tribunal de Justiça*"). Such confirmation would occur if the foreign judgment:

- fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;
- is issued by a competent court after proper service of process is made or after sufficient evidence of the party's absence has been given in accordance with Brazilian law;
- is not subject to appeal;
- is for the payment of a determined sum of money;
- is authenticated by a Brazilian consular office in the country where the foreign judgment is issued (unless such authentication is waived by international treaties executed between Brazil and the country in which such competent court is located) and is accompanied by a sworn translation into Portuguese; and
- is not contrary to Brazilian national sovereignty, public policy or public morality.

Original actions based on the federal securities laws of the United States may be brought in Brazilian courts and, subject to applicable law, Brazilian courts may enforce liabilities in such actions against the Bank, its directors and executive officers, the Selling Shareholders and the advisors named in this offering memorandum, provided that provisions of the federal securities laws of the United States do not contravene Brazilian sovereignty, public policy or public morality and that Brazilian courts can assert jurisdiction over the particular action.

The ability of a creditor to satisfy a judgment by attaching certain assets of the Bank is limited by provisions of Brazilian law.

A plaintiff (whether or not Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment except in case of collection claims based on an instrument that may be enforced in Brazilian courts without the review of its merits (*titulo executivo extrajudicial*) or counterclaims as established under article 836 of the Brazilian Code of Civil Procedure. The bond must have a value sufficient to satisfy the payment of court fees and defendant's attorney fees, as determined by a Brazilian judge. This requirement does not apply to the enforcement of foreign judgments that have been duly confirmed by the Brazilian Superior Court of Justice.

Exchange rate information

Prior to March 14, 2005, there were two legal foreign exchange markets in Brazil, in which rates were freely negotiated, but could be strongly influenced by Central Bank intervention:

- the commercial rate exchange market, which was primarily dedicated to foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares, or the payment of dividends or interest with respect to shares; and
- the floating rate exchange market, which was generally applied to specific transactions that required prior Central Bank approval and were not conducted through the commercial rate exchange market.

On March 4, 2005, the CMN enacted Resolution No. 3,265 ("Resolution No. 3,265/05"), pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of *reais* by a foreign person or legal entity, without limitation as to amount. However, the underlying transaction must be valid. Foreign currencies may only be purchased through financial institutions domiciled in Brazil and authorized to operate in the exchange market.

As of December 13, 2007, the exchange rate for selling U.S. dollars was R$1.77 to US$1.00. Exchange rate fluctuations may adversely affect the Bank's financial condition and the market price of the Bank's common shares. See "Risk Factors—Risks Relating to Macroeconomic Factors and Governmental Policies—Exchange rate instability may adversely affect the Bank's results of operations and the market price of its shares".

The following tables provide information on the selling exchange rate, expressed in *reais* per U.S. dollar (R$/U.S.$) for the periods indicated, as reported by the Central Bank.

For the year Ended December 31,	Period-end	Average for Period[1]	Low	High
	(reais per U.S. dollar)			
2002	3.53	2.93	2.27	3.96
2003	2.89	3.07	2.82	3.66
2004	2.65	2.93	2.65	3.21
2005	2.34	2.43	2.16	2.76
2006	2.14	2.18	2.06	2.37

(1) Average of the lowest and highest rates in the period.
Source: Central Bank

Exchange rate information

Month	Period-end	Average for Period[1]	Low	High
	(reais per U.S. dollar)			
January 2007	2.12	2.14	2.12	2.16
February 2007	2.12	2.10	2.08	2.12
March 2007	2.05	2.09	2.05	2.14
April 2007	2.03	2.03	2.02	2.05
May 2007	1.93	1.98	1.93	2.03
June 2007	1.93	1.93	1.90	1.96
July 2007	1.88	1.88	1.84	1.92
August 2007	1.96	1.97	1.87	2.11
September 2007	1.84	1.90	1.84	1.96
October 2007	1.74	1.80	1.74	1.83
November 2007	1.78	1.76	1.73	1.85
December 2007 (through December 13, 2007)	1.77	1.78	1.76	1.82

(1) Average of the lowest and highest rates in the period.
Source: Central Bank

Brazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. The Bank cannot assure you that such measures will not be taken by the Brazilian government in the future.

Capitalization

The following table sets forth the Bank's consolidated short- and long-term liabilities and stockholders' equity as of September 30, 2007. The information contained in this table is derived from the consolidated financial statements as of September 30, 2007, which have been prepared in accordance with Brazilian GAAP. Prospective investors should read this table along with the sections "Selected Financial Information", "Other Statistical and Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as the Bank's consolidated financial statements contained elsewhere in this offering memorandum. Since September 30, 2007, there has been no material change in the Bank's capitalization.

	As of September 30, 2007
	(in R$ millions)
Current liabilities	
Deposits	152,133
Deposits received under security repurchase agreement	66,359
Funds from acceptance and issue of securities	680
Interbank and interdepartmental accounts	3,426
Foreign borrowings	1,293
Local and foreign onlendings—official institutions	12,420
Derivative financial instruments	2,203
Other liabilities	27,970
Total current liabilities	266,484
Long-term liabilities	
Deposits	20,046
Deposits received under security repurchase agreement	8,486
Funds from acceptance and issue of securities	937
Foreign borrowings	1,688
Local and foreign onlendings—official institutions	4,108
Derivative financial instruments	271
Other liabilities	17,204
Total long-term liabilities	52,741
Deferred income	107
Stockholders' equity	23,065
Total capitalization[(1)]	342,398

(1) Total capitalization is comprised of current and long-term liabilities plus deferred income and stockholders' equity.

As of September 30, 2007, there were 27,028,746 unexercised Series C Warrants issued by the Bank. From November 1, 2007 to November 30, 2007, 21,148,315 of the total 27,028,746 Series C Warrants were exercised and converted into 66,232,261 subscription receipts (under the symbol "BBAS11"), which will later be converted into 66,232,261 common shares after the approval by the Bank's shareholders of a corresponding capital increase during a shareholders' meeting and confirmation of such capital increase by the Central Bank. This capital increase will result in a dilution of up to 2.7% of shareholders' equity interest. If the remaining 5,880,431 Series C Warrants are exercised, the free-float of the Bank's common shares will increase by approximately 0.6% considering the Bank's current capital stock immediately prior to this offering and excluding any shares to be issued as a result of the outstanding subscription receipts.

Dilution

In the U.S. market, dilution is usually presented as the amount by which the offer price paid by the purchasers of the Bank's common shares to be sold in this offering will exceed the net book value per common share of the Bank's capital stock after the offering. The net book value per common share is equal to the amount of the Bank's stockholders' equity, divided by the number of common shares outstanding. As this is a secondary public offering of common shares already owned by the Selling Shareholders, the total number of the Bank's common shares will not change following this offering. In addition, as the net proceeds from this offering are to be paid entirely to the Selling Shareholders, there will be no change in the stockholders' equity of the Bank as a result of this offering.

However, on October 23, 2007, shareholders of the Bank approved the acceleration of the exercise of Series C Warrants for common shares of the Bank between November 1, 2007 and 30, 2007. At the end of such period, 21,148,315 of the total 27,028,746 Series C Warrants were exercised and converted into 66,232,261 subscriptions receipts (under the symbol "BBAS11"), which will later be converted into 66,232,261 common shares after the approval by the Bank's shareholders of a corresponding capital increase during a shareholders' meeting and confirmation of such capital increase by the Central Bank.

Considering that the shareholders' equity interest in the Bank consists of 2,475,949,269 common shares, the approval of this capital increase and any consequent issuance of new shares may result in a dilution of up to 2.7% of shareholders' equity interest. If the remaining 5,880,431 Series C Warrants are exercised, the free-float of the Bank's common shares will increase by approximately 0.6% considering the Bank's current capital stock immediately prior to this offering and excluding any shares to be issued as a result of the outstanding subscription receipts.

Moreover, the Bank may issue shares to the shareholders of BESC, BESCRI and BEP as a result of the mergers of these entities into the Bank. Any such issuance would dilute the shareholders' equity interest in the Bank. As of the date of this offering memorandum, the Bank is not able to determine if and when any new shares will be issued in connection with these mergers or, in the event any such shares are issued, the total amount of such shares that will be issued.

The Bank is considering implementing a stock option plan for its employees and managers within the next two years. The Bank estimates that the maximum number of shares that may be issued upon the exercise of the option will be 2.5% of the Bank's capital stock. If implemented, the issuance of new common shares upon the exercise of all stock options that may be granted would result in an additional dilution to the Bank's shareholders. As of the date of this offering memorandum, the Bank has not approved any stock option plan. See "Risk Factors—Risks Relating to this Offering and the Bank's Common Shares—The issue of shares arising from possible implementation of a stock option plan for employees and managers will cause a dilution in the investors' ownership percentage".

Information on securities issued

SHARES

The Bank's common shares are traded on BOVESPA under the "BBAS3" code. On September 30, 2007, the Bank had a total of 301,584 shareholders. For further information, please see section "Description of Capital Stock".

Price and Market of Banco do Brasil Shares

The table below presents the maximum, average and minimum closing price in *reais* on the BOVESPA, of the common and preferred shares issued by the Bank, in the periods indicated. The historical prices set forth below have been adjusted for the 1:3 share split, approved by the extraordinary general shareholders meeting of the Bank held on April 25, 2007.

	Common Shares			Preferred Shares[1]		
	Maximum	Average	Minimum	Maximum	Average	Minimum
			(in R$)			
2007[2]	32.06	25.29	20.51	—	—	—
2006	21.05	16.66	12.24	—	—	—
2005	14.48	11.13	8.63	—	—	—
2004	10.50	7.53	5.46	—	—	—
2003	7.43	4.38	2.54	—	—	—
2002	4.00	2.82	2.22	4.13	3.15	2.37

(1) Until September 6, 2002, when all preferred shares were converted into common shares.
(2) From January 1 to September 30, 2007.
Source: Economática, on September 30, 2007.

	Common shares		
	Maximum	Average	Minimum
		(in R$)	
2007			
3rd Quarter	31.50	28.36	23.65
2nd Quarter	28.68	25.41	21.19
1st Quarter	23.60	22.01	20.51
2006			
4th Quarter	21.05	18.06	15.44
3rd Quarter	16.31	15.14	14.07
2nd Quarter	20.76	17.18	13.74
1st Quarter	18.97	16.39	13.24
2005			
4th Quarter	14.24	13.43	12.51
3rd Quarter	14.16	10.99	9.03
2nd Quarter	10.18	9.42	8.48
1st Quarter	11.53	9.96	8.75

Source: Economática, on September 30, 2007.

	Common shares		
	Maximum	Average	Minimum
		(in R$)	
December 2007[1]	29.05	30.57	31.70
November 2007	29.57	28.31	31.80
October 2007	31.85	29.95	28.31
September 2007	30.80	27.87	25.99
August 2007	29.70	27.78	25.00
July 2007	30.90	29.22	27.79
June 2007	28.25	27.48	26.53
May 2007	27.33	25.67	23.07

(1) Through December 13, 2007.
Source: Economática, on October 31, 2007, with adjustment of earnings.

On September 30, 2007, the price of the Bank's common shares, at the closing of the BOVESPA, was R$30.89 per share. In 2007, through September 30, 261,704 trades were carried out on the BOVESPA involving the Bank's common shares, totalling 395,002,200 securities negotiated, with a transaction volume of R$10.4 billion during this period.

Dividends and interest on invested capital

The by-laws of a Brazilian company must specify a minimum percentage of profit available for distribution, which may be paid to the shareholders as either dividends or interest on invested capital.

The Bank has adopted a distribution policy by which it intends to pay dividends and/or interest on invested capital, net of income taxes, at a minimum level of 25% of its adjusted net profit for the year, as determined by Brazilian Corporation Law and the Bank's by-laws. The Bank is authorized by its by-laws to distribute dividends for periods of less than six months if the distribution is approved by the executive board and approved by the board of directors. On December 28, 2006, the shareholders at the extraordinary general meeting, granted this approval, and on March 19, 2007, the board of directors approved a pay out ratio equivalent to 40.0% of net profit for quarterly payments of dividends and interest on invested capital in 2007.

The table below shows the dividends and interest on invested capital distributed by the Bank for the periods indicated.

	For the year ended December 31,				
	2002	2003	2004	2005	2006
	(in R$ millions, except if otherwise indicated)				
Net profit[1]	2,028	2,381	3,024	4,154	6,044
Dividends[2]	580	—	—	130	1,043
Interest on invested capital[3]	—	746	954	1,367	1,374
Dividends and interest on invested capital per common share[4] *(in R$)*	0.79	1.02	1.19	1.87	2.93

(1) For the nine-month period ended September 30, 2007, the Bank had a net profit of R$3,841 million.

(2) In the current year (January 1, 2007 to the date of this offering memorandum), the Bank paid R$551.2 million in dividends to its shareholders.

(3) In the current year (January 1, 2007 to the date of this offering memorandum), the Bank paid R$985.3 million in interest on invested capital.

(4) The amount per share of dividends and interest on invested capital paid in this year (January 1, 2007 to the date of this offering memorandum) corresponds to R$0.62.

The distributions paid in the current fiscal year (January 1, 2007 through the date of this offering memorandum) included dividends paid from net profits and retained earnings and interest on invested capital.

In January 2006, the Bank issued US$500 million in aggregate principal amount of Perpetual Securities. The terms of the Perpetual Securities contain certain restrictions on the Bank's ability to pay dividends and interest on invested capital and to redeem the Bank's common shares if the Bank was to suspend payments under the Perpetual Securities under certain circumstances. See "Risk Factors—Risk Relating to the Bank—The terms of the Bank's perpetual securities contain restrictions on the Bank's ability to pay dividends and interest on invested capital and to redeem the common shares".

Selected financial information

The summary of the consolidated income statements and consolidated balance sheets financial information at and for the nine-month periods ended September 30, 2007 and 2006 and at and for the years ended as of December 31, 2006, 2005 and 2004, is derived from the consolidated, unaudited and audited financial information, respectively, included in this offering memorandum, and was prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. For more information, see the Sections "Presentation of Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as the Annual Financial Statements and the September 2007 Financial Statements included in this offering memorandum.

CONSOLIDATED BALANCE SHEET DATA—ASSETS

	As of December 31,			
	2004	2005	2006	Variation 2006/2005 (%)
	(in R$ thousands)			
ASSETS	239,014,143	252,976,988	296,356,419	17.1
Curent Assets and Long-Term Receivables	233,955,316	247,396,627	290,562,295	17.4
Cash and cash equivalents	15,493,822	5,827,663	4,748,810	(18.5)
Short-term interbank investments	16,453,358	28,995,923	29,087,700	0.3
Securities	73,485,360	66,470,116	73,107,831	10.0
Securities available for negotiation	13,162,606	3,076,655	7,493,630	143.6
Securities available for sale	32,790,243	37,832,082	40,641,432	7.4
Securities held to maturity	26,951,166	25,274,779	24,408,786	(3.4)
Derivative financial instruments	581,345	286,600	563,983	96.8
Interbank accounts	22,106,197	24,403,915	28,180,120	15.5
Deposits with the Central Bank	21,930,975	23,418,515	26,966,945	15.2
Others	175,222	985,400	1,213,176	23.1
Interdepartmental accounts	147,141	121,311	135,996	12.1
Loan operations	74,823,166	85,941,631	113,857,668	32.5
Public sector	4,160,589	3,729,629	4,383,626	17.5
Private sector	75,772,502	88,551,108	117,840,480	33.1
(Allowance for loan losses)	(5,109,925)	(6,339,106)	(8,366,437)	32.0
Lease operations	20,344	19,510	11,177	(42.7)
Lease and sublease receivables	532,448	752,101	1,018,331	35.4
(Revenues from lease appropriation)	(483,214)	(708,179)	(979,030)	38.2
(Allowance for lease losses)	(28,890)	(24,412)	(28,125)	15.2
Other receivables	31,198,188	35,107,996	40,482,331	15.3
Receivables on guarantees honored	70,977	159,669	51,315	(67.9)
Foreign exchange portfolio	8,529,983	9,155,727	9,455,929	3.3
Income receivable	180,106	237,167	279,588	17.9
Negotiation and intermediation of securities	235,270	46,298	114,143	146.5
Specific credits	543,842	610,151	681,493	11.7
Special operations	1,355	575	575	—
Tax receivable	8,395,995	6,687,379	8,604,034	28.7
Actuarial asset	2,128,094	3,869,133	2,651,690	(31.5)
Receivables to guarantee deposits	8,788,786	11,692,254	13,698,947	17.2
Others	4,267,946	5,557,626	8,657,164	55.8
(Allowance for other loan losses)	(1,944,166)	(2,907,983)	(3,712,545)	27.7
(With characteristics of credit transaction)	(226,381)	(328,133)	(240,152)	(26.8)
(Without characteristics of credit transaction)	(1,717,785)	(2,579,850)	(3,472,393)	34.6
Other assets and amounts	227,740	508,562	950,661	86.9
Investments in other companies	4	4	3	(25.0)
Other assets and amounts	335,042	319,113	293,773	(7.9)
(Provisions for devaluation)	(186,044)	(184,866)	(162,423)	(12.1)
Prepaid expenses	78,738	374,311	819,308	118.9
Permanent	5,058,827	5,580,361	5,794,125	3.8
Investments	899,532	1,045,217	1,109,473	23.3
Assets in use	3,052,353	3,119,294	2,862,307	(6.2)
Leased assets	552,646	812,106	1,228,101	122.2
Deferred	554,296	603,744	594,243	7.2

CONSOLIDATED BALANCE SHEET DATA—ASSETS

	As of September 30,		
	2006	2007	Variation 2006/2005 (%)
	(in R$ thousands)		
ASSETS	281,615,003	342,398,096	21.6
Current Assets and Long-Term Receivables	276,072,840	336,486,010	21.9
Available funds	4,559,207	4,365,753	(4.2)
Short-term interbank investments	29,492,008	51,419,078	74.3
Instruments	73,766,247	74,125,650	0.5
Securities available for negotiation	5,204,575	14,045,771	169.9
Securities available for sale	43,180,090	38,466,177	(10.9)
Securities held to maturity	24,933,798	20,029,066	(19.7)
Derivative financial instruments	447,784	1,584,636	253.9
Interbank accounts	26,654,750	31,502,916	18.2
Deposits with the Central Bank	24,494,039	29,198,697	19.2
Others	2,160,711	2,304,219	6.6
Interdepartmental accounts	32,890	73,306	122.9
Loan operations	99,473,688	129,486,515	30.2
Public sector	3,951,020	4,642,759	17.5
Private sector	103,854,097	134,184,329	29.2
(Allowance for loan losses)	(8,331,429)	(9,340,573)	12.1
Commercial leasing operations	31,549	26,097	(17.3)
Lease and sublease receivables	993,313	1,095,173	10.3
(Unearned income from lease operations)	(932,975)	(1,046,544)	12.2
(Allowance for losses from leasing operations)	(28,789)	(22,532)	(21.7)
Other receivables	41,257,740	43,992,126	6.6
Receivables on guarantees honored	147,301	47,225	(67.9)
Foreign exchange portfolio	10,433,252	11,537,655	10.6
Income receivable	240,496	317,121	31.9
Negotiation and intermediation of securities	48,562	190,645	292.6
Specific credits	663,055	737,942	11.3
Special operations	575	575	0.0
Tax receivable	9,310,769	9,194,493	(1.2)
Actuarial asset	2,744,191	2,364,158	(13.8)
Receivables to guarantee deposits	13,213,230	13,151,307	(0.5)
Others	8,127,928	7,307,093	(10.1)
(Allowance for other loan losses)	(3,671,620)	(856,088)	(76.7)
(With characteristics of credit transaction)	(397,110)	(300,153)	(24.4)
(Without characteristics of credit transaction)	(3,274,511)	(555,935)	(83.0)
Other assets	804,762	1,494,569	85.7
Investments in other companies	3	3	0.0
Other assets	314,498	253,505	(19.4)
(Provisions for losses on other assets)	(171,372)	(151,895)	(11.4)
Prepaid expenses	661,633	1,392,956	110.5
Permanent	5,542,163	5,912,086	6.7
Investments	997,639	1,276,046	27.9
Property and equipment	2,825,360	2,656,908	(6.0)
Leased assets	1,139,453	1,429,510	25.5
Deferred charges	579,710	549,622	(5.2)

CONSOLIDATED BALANCE SHEET DATA—LIABILITIES

	As of December 31,			
	2004	2005	2006	Variation 2006/2005 (%)
	(in R$ thousands)			
LIABILITIES	239,014,143	252,976,988	296,356,419	17.1
Current and Long-Term Liabilities	224,774,867	236,002,662	275,469,644	16.7
Deposits	115,531,842	137,658,259	158,840,958	15.4
Demand deposits	28,990,880	35,802,362	40,058,819	11.9
Savings deposits	31,069,451	32,844,214	36,714,427	11.8
Interbank deposits	5,768,500	5,382,645	4,878,116	(9.4)
Time deposits	49,664,904	63,494,714	76,900,424	21.1
Sundry	38,107	134,324	289,171	115.3
Deposits received under security repurchase agreements	44,526,860	30,508,259	49,283,391	61.5
Funds from acceptance and issue of securities	775,771	3,165,651	2,304,057	(27.2)
Foreign securities	775,771	3,165,651	2,304,057	(27.2)
Interbank accounts	5,879	980,153	1,165,628	18.9
Interdepartmental accounts	1,724,676	1,972,847	2,397,223	21.5
Borrowings	16,564,891	4,857,849	3,737,320	(23.1)
Foreign borrowings	16,564,891	4,857,849	3,737,320	(23.1)
Local onlendings—official institutions	10,611,353	13,370,418	14,334,643	7.2
National treasury	3,361,329	4,156,519	2,988,798	(28.1)
BNDES	3,559,403	3,908,357	4,657,642	19.2
FINAME	3,025,847	4,750,005	6,003,916	26.4
Other institutions	664,774	555,537	684,287	23.2
Foreign onlendings	2,460	476	477	0.2
Derivative financial instruments	523,180	570,821	3,511,405	15.1
Other liabilities	34,507,955	42,917,929	39,894,541	(7.0)
Collection and payment of taxes and social contribution	255,194	343,957	180,927	(47.4)
Foreign exchange portfolio	7,869,765	17,499,609	10,012,622	(42.8)
Social and statutory	422,854	1,169,440	1,164,670	(0.4)
Taxes and social security contributions	979,679	1,599,308	2,672,023	67.1
Negotiation and intermediation of securities	3,626,862	57,796	140,020	142.3
Financial and development funds	1,867,201	1,932,321	1,902,388	(1.5)
Hybrid instruments of capital and debt	—	—	1,085,119	—
Special operations	2,387	2,388	2,367	(0.9)
FCO (Subordinated debt)	6,832,978	7,840,318	8,994,611	14.7
Actuarial liability	3,050,654	3,276,680	3,327,888	6.3
Others	9,600,380	9,196,112	10,411,905	11.5
Deferred income	133,580	124,562	128,616	3.3
Stockholders' equity	14,105,696	16,849,764	20,758,158	23.2
Capital	9,864,153	10,797,337	11,912,895	10.3
Capital reserves	4,769	4,778	355,638	7.343.2
Revaluation reserves	25,717	23,351	6,597	(71.7)
Revenue reserves	4,294,251	6,020,150	8,100,790	34.6
Adjustments to market value—securities and derivative financial instruments	42,585	129,927	382,238	194.2
(Treasury stock)	(125,779)	(125,779)	—	—
Result	—	—	—	—

CONSOLIDATED BALANCE SHEET DATA—LIABILITIES

	As of September 30,		
	2006	2007	Variation (%)
	(in R$ thousands)		
LIABILITIES	281,615,003	342,398,096	21.6
Current and Long-Term Liabilities	261,295,366	319,226,173	22.2
Deposits	144,902,117	172,179,753	18.8
Demand deposits	32,447,996	38,711,780	19.3
Savings deposits	34,447,131	43,830,975	27.2
Interbank deposits	5,578,713	5,602,986	0.4
Time deposits	72,270,819	83,640,165	15.7
Other deposits	157,457	393,847	150.1
Capital markets borrowings	44,309,155	74,845,448	68.9
Funds from acceptance and issue of securities	2,467,430	1,616,493	(34.5)
Foreign securities	2,467,430	1,616,493	(34.5)
Interbank accounts	1,644,117	1,929,095	17.3
Interdepartmental accounts	1,617,829	1,497,225	(7.5)
Borrowings	4,332,275	2,980,607	(31.2)
Foreign borrowings	4,332,275	2,980,607	(31.2)
Local onlendings—official institutions	13,348,138	16,527,926	23.8
National treasury	3,035,061	3,131,559	3.2
BNDES	4,308,161	5,120,812	18.9
FINAME	5,363,757	7,516,201	40.1
Other institutions	641,159	759,354	18.4
Foreign onlendings	477	476	(0.2)
Derivative financial instruments	3,432,206	2,474,681	(27.9)
Other liabilities	45,241,623	45,174,469	(0.1)
Collection and payment of taxes and social contribution	1,922,964	1,916,581	(0.3)
Foreign exchange portfolio	14,858,743	11,600,359	(21.9)
Social and statutory	639,068	1,055,609	65.2
Taxes and social security contributions	3,107,171	2,827,395	(9.0)
Negotiation and intermediation of securities	105,875	195,455	84.6
Financial and development funds	1,820,583	1,847,330	1.5
Hybrid instruments of capital and debt	1,103,499	932,366	(15.5)
Special operations	2,372	2,355	(0.7)
FCO (Subordinated debt)	8,684,762	9,828,522	13.2
Actuarial liability	3,326,405	3,931,659	18.2
Others	9,670,181	11,036,838	14.1
Deferred income	122,470	106,629	(12.9)
Stockholders' equity	20,197,167	23,065,294	14.2
Capital	11,912,895	12,710,693	6.7
(Unrealized capital)	—	—	—
Capital reserves	355,638	38	(100.0)
Revaluation reserves	23,224	6,314	(72.8)
Revenue reserves	6,787,498	8,932,907	31.6
Adjustments to market value—securities and derivative financial instruments	209,697	383,815	83.0
Accumulated loss/profit	777	862	10.9
Result	907,438	1,030,665	13.6

CONSOLIDATED INCOME STATEMENT DATA

	Year ended December 31,			
	2004	2005	2006	Variation (%)
	(in R$ thousands)			
Income from financial intermediation	30,772,041	33,315,960	37,147,379	11.5
Loans	17,086,039	19,199,702	21,613,245	(35.1)
Leases	288,806	382,655	533,763	(98.4)
Securities	11,308,099	12,419,029	13,484,263	(59.5)
Derivative financial instruments	(318,389)	(384,976)	(634,688)	(101.9)
Foreign exchange, net	1,094,518	10,637	539,228	(98.4)
Compulsory deposits	1,312,968	1,688,913	1,611,568	(95.2)
Expenses from financial intermediation	(20,563,625)	(22,506,699)	(26,339,069)	(179.1)
Deposits and funds obtained in the money market	(12,978,230)	(15,246,252)	(16,988,740)	(151.0)
Borrowings and onlendings	(2,864,522)	(1,602,403)	(1,849,559)	(105.6)
Leases	(199,587)	(251,413)	(360,803)	(101.1)
Provision for loan losses	(4,521,286)	(5,406,631)	(7,139,967)	(121.4)
Gross financial intermediation income	10,208,416	10,809,261	10,808,310	(67.6)
Other operating income (expenses)	(5,601,143)	(3,778,849)	(4,611,895)	(113.8)
Services revenues	6,606,837	7,648,070	8,887,274	(73.3)
Personnel expenses	(7,095,915)	(7,473,179)	(7,870,755)	(123.6)
Other administrative expenses	(5,465,754)	(5,670,208)	(5,873,116)	(117.6)
Tax expenses	(1,468,758)	(1,720,747)	(1,825,290)	(105.5)
Equity in the earnings (losses) of affiliates and subsidiary companies	46,357	(66,723)	287,981	(99.1)
Other operating income	5,823,882	7,623,475	5,137,813	(84.6)
Other operating expenses	(4,047,792)	(4,119,537)	(3,355,802)	(110.1)
Operating profit	4,607,273	7,030,412	6,196,415	(81.4)
Non-operating income	130,283	210,151	120,041	(99.6)
Income before taxes and profit sharing	4,737,556	7,240,563	6,316,456	(81.0)
Income tax and social contribution	(1,340,233)	(2,553,555)	504,148	(98.5)
Profit sharing	(373,317)	(533,406)	(776,827)	(102.3)
Net income	3,024,006	4,153,602	6,043,777	(81.9)

CONSOLIDATED INCOME STATEMENT DATA

	Nine-month period ended September 30,		
	2006	2007	Variation (%)
	(in R$ thousands)		
Income from financial intermediation	27,621,574	30,498,125	10.4
Lending operations	15,797,355	18,670,305	18.2
Commercial leasing	381,997	504,094	32.0
Securities	10,191,864	9,557,865	(6.2)
Derivative financial instruments	(518,867)	193,415	(137.3)
Foreign exchange	546,198	366,557	(32.9)
Compulsory investments	1,223,027	1,205,889	(1.4)
Expenses from financial intermediation	(20,128,793)	(19,341,085)	(3.9)
Deposits and funds obtained in the open market	(12,728,878)	(13,535,075)	6.3
Borrowings and onlendings	(1,456,750)	(1,296,740)	(11.0)
Commercial leasing	(257,175)	(360,109)	40.0
Allowance for loan losses	(5,685,990)	(4,149,161)	(27.0)
Gross profit from financial intermediation	7,492,781	11,157,040	48.9
Other operating income (expenses)	(2,896,021)	(5,546,392)	91.5
Services rendered	6,601,037	7,318,365	10.9
Personnel expenses	(5,821,188)	(6,819,649)	17.2
Other administrative expenses	(4,310,210)	(4,855,136)	12.6
Taxes	(1,353,999)	(1,526,457)	12.7
Equity in the earnings (losses) of affiliated and subsidiary companies	185,639	36,074	(80.6)
Other operating income	4,339,213	4,046,549	(6.7)
Other operating expenses	(2,536,513)	(3,746,138)	47.7
Operating profit	4,596,760	5,610,648	22.1
Non-operating income	73,479	85,206	16.0
Income before taxes and profit sharing	4,670,239	5,695,854	22.0
Income tax and social contribution	738,688	(1,362,442)	(284.4)
Profit sharing	(613,300)	(492,207)	(19.7)
Net income	4,795,627	3,841,205	(19.9)

Ratios (%)	For the year ended December 31,			For the nine-month period ended September 30,	
	2004	2005	2006	2006	2007
	(in thousands of reais)				
Profitability					
Return on average stockholders' equity[1]	23.0	26.8	32.1	35.9	24.0
Return on average assets[2]	1.3	1.7	2.2	2.4	1.6
Performance					
Efficiency Index[3]	54.2	48.1	47.5	45.5	50.8
Service revenues/administrative expenses[4]	52.6	58.2	64.7	65.0	59.7
Loan portfolio quality					
Allowance for credit losses loan portfolio[5]	6.4	6.9	6.5	7.4	6.4
60 days overdue loans/loan portfolio[6]	3.3	4.0	2.9	3.8	3.4
Capital adequacy					
Total assets/stockholders' equity[7]	16.9	15.0	14.3	13.9	14.8
Basel index[8]	15.2	17.1	17.3	17.7	15.7

(1) Return on average stockholders' equity is calculated as net income earned during the accounting period divided by total equity as at the end of each period.
(2) Return on average assets is calculated as net income earned during the accounting period divided by total assets as at the end of each period.
(3) Efficiency Index is calculated by dividing administrative expenses (comprised by personal expenses, other administrative expenses and other operating expenses) by income from financial intermediation.
(4) The ratio of revenue from the rendering of services to administrative expenses.
(5) The ratio of allowance for credit losses to the loan portfolio. The Bank's loan portfolio is short-term and long-term lending operations (before allowance for credit losses), excluding "other receivables", leasing and advances on foreign exchange contracts.
(6) The ratio of 60-days overdue loans to the loan portfolio.
(7) The ratio of total assets to stockholders' equity.
(8) Represents adjusted stockholders' equity divided by total risk-weighted assets, as defined by the Basel Accord.

Other statistical and financial information

The following information is included for analytical purposes and should be read together with the Bank's financial statements contained elsewhere herein as well as with "Management's Discussion and Analysis of Financial Condition and Results of Operations". The financial and statistical information presented herein refers to the years ended December 31, 2004, 2005 and 2006 and the nine-month periods ended September 30, 2006 and 2007.

Data related to the average balance of the Bank's interest-earning assets, interest-bearing liabilities and other assets and liabilities have been calculated based upon the average of the month-end balances during the relevant period. Likewise, information related to the interest income and expenses generated from the Bank's assets and liabilities and the average return rate for each of the periods indicated have been calculated based on income and expenses for the period, divided by the average balances calculated as indicated above. Data for full-year periods regarding volume and annual average balances included in this offering memorandum were calculated as at the end date at each month of the previous year and as of the end of each of the following 12 months. For nine-month periods, the average balances were calculated using the final balance as of each month within the period and the final balance of the last month of the preceding nine-month period.

Average Balance Sheet and Interest Rate Data

The following table presents the average balances of the Bank's interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average actual yield/rate for each period.

The interest accrued on typical Brazilian financial assets and liabilities comprise both nominal interest rates and any monetary correction. Any such monetary correction may be the result of changing to an inflation index, changes to foreign exchange rates (usually against the U.S. dollar) or changing to other floating interest rates. The nominal interest rate and monetary correction accrue at the end of each month to the principal balance of each operation. The updated value then becomes the new basis for the accrual of the following month's nominal interest rate and monetary correction.

CONSOLIDATED AVERAGE BALANCE SHEET AND INTEREST RATE DATA

	For the year ended December 31,									For the nine-month period ended September 30,					
	2004			2005			2006			2006			2007		
	Average balance	Interest	Annual rate (%)	Average balance	Interest	Annual rate (%)	Average balance	Interest	Annual rate (%)	Average balance	Interest	Annual rate (%)	Average balance	Interest	Annual rate (%)
	(in R$ millions, except percentages)									(in R$ millions, except percentages)					
Assets															
Consolidated interest-earning assets															
Assets in foreign currency availability	8,458	468	5.5	4,973	23	0.5	283	120	42.3	312	100	45.1	1,148	105	12.3
Securities and interbank investments without hedge	90,178	11,306	12.5	91,013	12,419	13.6	105,151	13,484	12.8	105,127	10,212	13.2	118,235	9,565	10.9
Credit and leasing operations	73,989	16,155	21.8	85,719	18,312	21.4	102,868	20,559	20.0	100,027	15,119	20.6	132,043	17,799	18.4
Interest-earning compulsory deposits	11,670	1,313	11.3	13,004	1,689	13.0	14,276	1,612	11.3	14,126	1,223	11.7	16,916	1,206	9.6
Total Consolidated	184,295	29,242	15.9	194,709	32,443	16.7	222,578	35,775	16.1	219,591	26,654	16.5	268,342	28,674	14.5
Consolidated non-interest-earning assets															
Tax credits	8,780			7,327			8,715			8,578			11,459		
Other assets	34,466			36,063			39,899			39,706			40,079		
Permanent assets	4,552			5,088			5,569			5,549			5,843		
Total	47,798			48,478			54,183			53,833			57,381		
Total Consolidated Assets	232,093			243,187			276,761			273,424			325,723		

	For the year ended December 31,									For the nine-month period ended September 30,					
	2004			2005			2006			2006			2007		
	Average balance	Interest	Annual rate (%)	Average Balance	Interest	Annual rate (%)	Average balance	Interest	Annual rate (%)	Average balance	Interest	Annual rate (%)	Average balance	Interest	Annual rate (%)
	(in R$ millions, except percentages)									(in R$ millions, except percentages)					
Consolidated interest-bearing liabilities															
Savings deposits	29,045	(2,348)	8.08	31,824	(2,778)	8.73	33,727	(2,830)	8.4	33,412	(2,126)	8.6	40,446	(2,576)	8.6
Interbank deposits	6,523	(239)	3.67	6,029	(494)	8.20	5,580	(889)	15.9	5,625	(510)	12.3	4,983	(631)	17.2
Time deposits	49,072	(4,227)	8.61	55,333	(5,722)	10.34	70,421	(6,739)	9.6	69,075	(5,090)	9.9	81,023	(4,735)	7.9
Deposits received under security repurchase agreement	40,023	(5,589)	13.96	37,328	(5,754)	15.42	48,414	(6,103)	12.6	48,097	4,679	13.2	69,715	(5,387)	10.4
Overseas borrowings	13,506	(1,670)	12.36	9,631	(241)	2.50	4,057	(216)	5.3	4,101	(173)	5.7	3,550	(193)	7.3
Onlending	8,642	(595)	6.88	11,676	(810)	6.93	13,189	(1,098)	8.3	13,066	(866)	8.9	14,995	(760)	6.8
Financial and development funds and subordinated debt	7,629	(600)	7.87	8,834	(552)	6.24	10,279	(535)	5.2	10,200	(418)	5.5	11,409	(348)	4.1
Foreign securities debt	5,049	(73)	1.45	3,633	(269)	7.39	2,798	(207)	7.4	2,847	(244)	11.6	2,170	(113)	7.0
Total Consolidated	159,489	(15,341)	9.62	164,286	(16,620)	10.12	188,465	(18,618)	9.9	186,424	(14,105)	10.2	228,291	(14,742)	8.7
Other consolidated liabilities															
Demand deposits	29,290			28,886			32,046			31,769			36,621		
Other liabilities	30,022			34,131			36,850			36,160			38,566		
Stockholders' equity	13,292			15,884			19,400			19,072			22,244		
Total Consolidated	72,604			78,901			88,296			87,001			97,431		
Total Consolidated Liabilities and Stockholders' Equity	232,093			243,187			276,761			273,424			325,723		

Changes in Interest Income and Expenses—Volume and Rate Analysis

The following table shows the changes in the Bank's interest income and expense due to changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in the average interest rate on these assets and liabilities for the year ended December 31, 2005 compared to the year ended December 31, 2004, for the year ended December 31, 2006 compared to the year ended December 31, 2005, and for the nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006. Volume and interest rate variations have been calculated based on changes of the Bank's average balances over the period and changes in average interest rates on the Bank's interest-earning assets and interest-bearing liabilities. The variations in the volumes arising from changes in the interest rate was calculated by multiplying the variation of the interest rate in the period by the average interest-earning assets and interest-bearing liabilities in the same period.

INCREASE (DECREASE) IN INTEREST RATE (INCOME AND EXPENSES) DUE TO CHANGES IN VOLUME AND RATE

	For the year ended December 31,						For the nine-month period ended September 30,		
	2004/2005			2005/2006			2006/2007		
	Average volume	Average rate	Net change	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(in R$ millions, except percentages)						(in R$ millions, except percentages)		
Consolidated interest-earning assets									
Foreign currency availability	(16.0)	(429.4)	(445.4)	(1,982.6)	2,079.4	97	76	(72)	4
Securities and interbank investments without hedge	113.9	999.0	1,112.9	1,813.0	(738.4)	1,075	1,060	(1,708)	(647)
Credit and leasing operations	2,505.7	(347.9)	2,157.8	3,427.5	(1,180.3)	2,247	4,316	(1,636)	2,680
Interest-earning compulsory deposits	173.3	202.6	375.9	143.5	(220.9)	(77)	199	(216)	(17)
Total Consolidated	1,735.2	1,466.0	3,201.2	4,479.3	(1,138.1)	3,341	5,209	(3,189)	2,020
Consolidated interest-bearing liabilities									
Savings deposits	(242.6)	(187.7)	(430.3)	(159.6)	108.3	(51.3)	(448)	(2)	(450)
Interbank deposits	40.5	(295.5)	(255.0)	71.6	(466.1)	(394.6)	81	(202)	(121)
Time deposits	(647.4)	(847.2)	(1,494.6)	(1,443.8)	426.8	(1,017.0)	(698)	1,054	355
Deposits received under security repurchase agreement	415.5	(580.7)	(165.3)	(1,397.5)	1,048.5	(349.0)	(1,671)	963	(708)
Overseas borrowings	97.1	1,331.3	1,428.4	296.4	(270.9)	25.5	30	(50)	(20)
Onlending	(210.3)	(4.4)	(214.7)	(126.0)	(162.7)	(288.7)	(98)	204	106
Financial and development funds and subordinated debt	(75.2)	123.7	48.5	(75.3)	91.4	16.1	(37)	107	70
Foreign securities debt	104.7	(299.8)	(195.1)	61.8	(0.6)	61.2	35	95	130
Total Consolidated	(485.3)	(792.9)	(1,278.2)	(2,388.5)	390.6	(1,997.8)	(2,704)	2,066	(637)

Analysis of the Financial Intermediation Results

The following table presents the Bank's financial intermediation results by volume, rate and other variations for the periods indicated.

	For the year ended December 31,					
	2004	Volume variation	Rate variation	Other variations	Net variations	2005
	(in R$ millions)					
Income from financial intermediation	30,570	1,735	1,466	(707)	2,494	33,065
Income from interest-earning assets	29,242	1,735	1,466	—	3,201	32,443
Other income	1,329	—	—	(707)	(707)	622
Expenses from financial intermediation	(15,843)	(485)	(793)	16	(1,262)	(16,849)
Expenses from interest-bearing liabilities	(15,341)	(485)	(793)	—	(1,278)	(16,620)
Other expenses	(245)			16	16	(229)
Financial intermediation results	14,984	1,250	673	(691)	1,232	16,216

	For the year ended December 31,					
	2005	Volume variation	Rate variation	Other variations	Net variations	2006
	(in R$ millions)					
Income from financial intermediation	33,065	4,470	(1,138)	390	3,722	36,787
Income from interest-earning assets	32,443	4,470	(1,138)	—	3,332	35,775
Other income	622	—	—	390	390	1,012
Expenses from financial intermediation	(16,849)	(2,388)	390	8	(1,990)	(18,839)
Expenses from interest-bearing liabilities	(16,620)	(2,388)	390	—	(1,998)	(18,618)
Other expenses	(229)	—	—	8	8	(221)
Financial intermediation results*	16,216	2,082	(747)	398	1,732	17,948

* Does not include provision for loan losses.

	For the nine-month period ended September 30,					
	2006	Volume variation	Rate variation	Other variations	Net variations	2007
	(in million of reais)					
Income from financial intermediation	(27,380)	5,209	(3,189)	767	2,787	30,167
Income from interest-earning assets	26,654	5,209	(3,189)	—	2,020	28,674
Other income	726			767		1,493
Expenses from financial intermediation	(19,893)	(2,704)	2,066	(13)	(650)	(19,066)
Expenses from interest-bearing liabilities	(14,105)	(2,704)	2,066	—	(637)	(14,472)
Other expenses	(103)	—	—	(13)	(13)	(116)
Provision for loan losses	(5,686)	—	—	—	—	(4,149)
Financial intermediation results	7,486	2,506	(1,123)	754	2,137	11,160

Net Interest Margin and Spread

The following table sets forth the Bank's average interest-earning assets, average interest-bearing liabilities, net interest income, as well as a comparison between net interest margin and net interest spread for the periods indicated:

	For the year ended December 31,			For the nine-month period ended September 30,	
	2004	2005	2006	2006	2007
	(in million of reais, except percentages)			(in million of reais, except percentages)	
Total average interest-earning assets	184,295	194,709	222,578	219,591	268,342
Total average interest-bearing liabilities	159,489	164,286	188,465	186,424	228,291
Net financial operations income[1]	13,900	15,823	17,157	12,549	13,932
Income from interest-earning assets	29,242	32,443	35,775	26,654	28,674
Financial operations expenses	(15,341)	(16,620)	(18,618)	(14,105)	(14,742)
Average yield on average interest-earning assets[2]	15.9%	16.7%	16.1%	16.5%	14.5%
Average yield on average interest-bearing liabilities[3]	9.6%	10.1%	9.9%	10.2%	8.7%
Net interest spread[4]	6.2%	6.5%	6.2%	6.3%	5.8%
Net interest margin[5]	7.5%	8.1%	7.7%	7.7%	7.0%

(1) Total financial operations income less financial operations expenses.
(2) Total financial operations income divided by average interest-earning assets. Calculating using annualized data.
(3) Total financial operations expenses divided by average interest-bearing liabilities. Calculated using annualized data.
(4) Difference between average yield on interest-earning assets and average rate of interest-bearing liabilities. Calculated using annualized data.
(5) Net interest income divided by average interest-earning assets. Calculating using annualized data.

Return on Equity and Assets

The following table sets forth selected consolidated financial data for the periods indicated:

	For the year ended December 31,			For the nine-month period ended September 30,	
	2004	2005	2006	2006	2007
	(in million of reais, except percentages)			(in million of reais, except percentages)	
Net income	3,024	4,154	6,044	4,796	3,841
Average total assets	232,093	243,187	276,761	273,424	325,723
Average stockholders' equity	13,292	15,884	19,400	19,072	22,244
Net income as a percentage of average total assets	1.3%	1.7%	2.2%	1.8%	1.2%
Net income as a percentage of average stockholders' equity	22.8%	26.2%	31.2%	25.1%	17.3%
Stockholders' equity as a percentage of average total assets	5.7%	6.5%	7.0%	7.0%	6.8%
Dividend payout ratio (dividends/net income)	31.5%	36.1%	40.0%	40.0%	40.0%

Securities Portfolio

The following table sets forth the Bank's portfolio of securities available for negotiation, securities available for sale and held-to-maturity securities as of December 31, 2004, 2005 and 2006 and as of September 30, 2007. Securities available for negotiation and sale are stated at market value and held-to-maturity securities have been valued at amortized cost. See the notes to the financial statements included elsewhere in this offering memorandum for a description of the accounting policies applied to account for securities portfolio and for additional information on the portfolio as of those dates.

	As of September 30,		As of December 31,					
	2007		2006		2005		2004	
	R$	% of total	R$	% of total	R$	% of total	R$	% of total
	(in thousands of reais, except percentages)							
1—Securities available for negotiation								
In Brazil	13,937,190	99.2	7,432,134	99.2	3,013,954	98.0	13,116,783	99.7
Letras Financeiras do Tesouro—LFT	2,476,780	17.6	3,096,414	41.3	51,224	1.7	9,795,058	74.4
Letras do Tesouro Nacional—LTN	9,481,676	67.5	3,755,560	50.1	2,809,783	91.3	3,164,649	24.0
Notas do Tesouro Nacional—NTN	1,696,825	12.1	291,037	3.9	152,532	5.0	142,937	1.1
Debentures	55,852	0.4	269,603	3.6	—	0.0	—	0.0
Promissory notes	220,784	1.6	15,586	0.2	—	0.0	—	0.0
Shares of publicly-traded companies	3,443	0.0	136	0.0	415	0.0	14,139	0.1
Investment fund units	1,830	0.0	3,798	0.1	—	0.0	—	0.0
Abroad	108,581	0.8	61,496	0.8	62,701	2.0	45,823	0.3
Eurobonds	62,866	0.4	48,413	0.6	33,682	1.1	18,197	0.1
Brazilian external debt	42,156	0.3	13,083	0.2	29,019	0.9	24,147	0.2
Other countries external debt	3,559	0.0	—	—	—	—	3,479	0.0
Other	—	—	—	—	—	—	—	—
Total	14,045,771	100.0	7,493,630	100.0	3,076,655	100.0	13,162,606	100.0
Securities available for negotiation as a percentage of total portfolio		19.4		10.3		4.7		18.2
2—Securities available for sale								
In Brazil	36,463,848	94.8	38,708,977	95.2	35,724,312	94.4	31,019,850	94.6
LFTs	21,232,968	55.2	29,592,504	72.8	27,616,886	73.0	20,385,903	62.2
LTNs	5,504,232	14.3	2,132,153	5.2	—	0.0	—	0.0
Central Bank securities	—	0.0	—	0.0	181,047	0.5	379,261	1.2
NTNs	6,169,391	16.0	3,891,863	9.6	3,388,685	9.0	5,334,331	16.3
Federal government securities—Other	1,418,790	3.7	1,301,647	3.2	1,560,420	4.1	3,836,505	11.7

	As of September 30,		As of December 31,					
	2007		2006		2005		2004	
	R$	% of total	R$	% of total	R$	% of total	R$	% of total
	(in thousands of reais, except percentages)							
Debentures	435,780	1.1	166,530	0.4	264,178	0.7	110,112	0.3
Rural debts	8,262	0.0	5,201	0.0	14,200	0.0	18,241	0.1
Credit Fund units ("*Cotas de Fundos de Direitos Creditórios*")	5,203	0.0	—	0.0	—	0.0	—	0.0
Investment Fund Units	32,384	0.1	—	0.0	—	0.0	—	0.0
Investment fund units—Other	4,149	0.0	13,166	0.0	24,594	0.1	9,833	0.0
Social Development Fund	867	0.0	588	0.0	549	0.0	1,689	0.0
Shares of publicly-traded companies	592,686	1.5	567,712	1.4	448,694	1.2	478,942	1.5
Shares of private companies	264	0.0	3,016	0.0	2,986	0.0	—	0.0
Variable Income Fund units ("Cotas de Fundos de Renda Variável")	216,194	0.6	226,388	0.6	186,263	0.5	166,845	0.5
Commodities	553,426	1.4	808,064	2.0	2,034,685	5.4	297,466	0.9
Shares of special regime companies	—	0.0	—	0.0	—	0.0	—	0.0
Others	289,252	0.8	145	0.0	1,125	0.0	722	0.0
Abroad	2,002,329	5.2	1,932,454	4.8	2,107,770	5.6	1,770,393	5.4
EUROBONDS		0.0	—	0.0	35,055	0.1	87,321	0.3
Brazilian external debt	1,765,572	4.6	1,658,789	4.1	1,751,586	4.6	1,289,447	3.9
Other countries external debt	200,544	0.5	228,860	0.6	230,985	0.6	241,989	0.7
Float rate fund units	32,689	0.1	41,873	0.1	41,391	0.1	45,213	0.1
Shares of publicly-traded companies	3,524	0.0	2,932	0.0	2,424	0.0	1,872	0.0
Others	—	0,0	—	0.0	46,329	0.1	104,551	0.3
Total	38,466,177	100.0	40,641,431	100.0	37,832,082	100.0	32,790,243	100.0
Securities available for sale as a percentage of total portfolio		53.0		56.1		57.5		45.4
3—Held-to-maturity securities								
In Brazil	19,608,640	97.9	23,582,571	96.9	23,645,987	95.1	25,014,627	95.3
Debentures	—	0.0	—	0.0	—	0.0	47,569	0.2
NTNs	16,853,600	84.1	20,741,307	85.2	20,556,546	82.7	19,318,148	73.6
LTNs	2,754,643	13.8	2,510,489	10.3	2,096,392	8.4	1,756,896	6.7

	As of September 30,		As of December 31,					
	2007		2006		2005		2004	
	R$	% of total	R$	% of total	R$	% of total	R$	% of total
	(in thousands of reais, except percentages)							
Federal government securities—Others	—	0.0	326,672	1.3	973,991	3.9	1,900,449	7.2
Commodities	397	0.0	4,103	0.0	14,173	0.1	1,988,797	7.6
Others	—	0.0	—	0.0	4,885	0.0	2,768	0.0
Abroad	421,803	2.1	758,480	3.1	1,216,427	4.9	1,240,825	4.7
Eurobonds	13,217	0.1	14,187	0.1	—	0.0	—	0.0
Brazilian external debt	390,578	1.9	723,098	3.0	1,214,981	4.9	1,221,609	4.7
Certificates of Deposits	—	0.0	—	0.0	—	0.0	18,097	0.1
Other countries external debt	18,008	0.1	405	0.0	1,336	0.0	977	0.0
Others	—	0.0	20,790	0.1	110	0.0	142	0.0
Total	20,030,443	100.0	24,341,051	100.0	24,862,414	100.0	26,255,452	100.0
Securities available for sale as a percentage of total portfolio		27.6		33.6		37.8		36.4
Total	72,542,391	100.0	72,476,112	100.0	65,771,151	100.0	72,208,301	100.0

The following table sets forth the Bank's portfolio of securities available for negotiation, securities available for sale and held-to-maturity securities at amortized cost and market value as of September 30, 2007:

	As of September 30, 2007		
	Cost value	Market value	Unrealized gain (loss)
	(in thousands of reais)		
1—Securities available for negotiation	14,044,146	14,045,771	—
In Brazil	13,933,611	13,937,190	—
LFTs	2,476,213	2,476,780	—
LTNs	9,479,505	9,481,676	—
NTNs	1,695,676	1,696,825	—
Debentures	56,145	55,852	—
Promissory Note	220,784	220,784	—
Shares of publicly-traded companies	3,458	3,443	—
Investment fund units	1,830	1,830	—
Abroad	110,535	108,581	—
Eurobonds	64,167	62,866	—
Brazilian external debt	42,813	42,156	—
Other countries external debt	3,555	3,559	—
2—Securities available for sale	37,967,728	38,466,177	498,449
In Brazil	36,165,428	36,463,848	298,420
LFTs	21,177,206	21,232,968	55,762
LTNs	5,483,751	5,504,232	20,481
Central Bank securities	—	—	—

	As of September 30, 2007		
	Cost value	Market value	Unrealized gain (loss)
	(in thousands of reais)		
NTNs	6,107,456	6,169,391	61,935
Federal government securities—Other	1,415,678	1,418,790	3,112
Debentures	436,450	435,780	(670)
Promissory Notes	—	—	—
Rural debts	9,474	8,262	(1,212)
Credit Fund units ("*Cotas de Fundos de Direitos Creditórios*")	5,040	5,203	163
Investment Fund Units	32,807	32,384	(423)
Investment fund units—Other	4,149	4,149	—
Social Development Fund	10,321	867	(9,454)
Shares of publicly-traded companies	451,969	592,686	140,717
Shares of private companies	7	264	257
Float rate fund units	186,209	216,194	29,985
Rural Product Certificates—Commodities	551,437	553,426	1,989
Shares of special regime companies	808	—	(808)
Others	292,666	289,252	(3,414)
Abroad	1,802,300	2,002,329	200,029
Brazilian external debt	1,579,460	1,765,572	186,112
Other countries external debt	200,389	200,544	155
Float rate fund units	21,700	32,689	10,989
Shares of publicly-traded companies	751	3,524	2,773
Others	—	—	—
3—Held-to-maturity securities	20,029,066	20,030,443	—
In Brazil	19,628,952	19,608,640	—
NTNs	16,852,726	16,853,600	—
LTNs	2,775,828	2,754,643	—
federal government securities—Others	—	—	—
Commodities	398	397	—
Abroad	400,114	421,803	—
Eurobonds	13,219	13,217	—
Brazilian external debt	368,887	390,578	—
Other countries external debt	18,008	18,008	—
Others	—	—	—
Total	72,040,940	72,542,391	498,449

Maturity Distribution

The following tables set forth the maturities of the Bank's securities portfolio:

	As of September 30, 2007					
	No stated maturity	Due in 30 days or less	Due after 30 days to 180 days	Due after 180 days to 360 days	Due after 360 days	Total
	(in thousands of reais)					
Maturity in days						
By portfolio	874,701	3,944,884	8,413,092	14,461,605	44,848,509	72,542,391
a) Own portfolio	874,301	3,693,169	5,686,314	9,160,335	15,834,427	35,248,546
b) Linked to repurchase transactions	—	—	2,154,889	4,613,221	25,425,205	32,191,315
c) Linked to Central Bank	—	251,715	571,753	364,866	3,254,217	4,442,551
d) Linked to guarantees	—	—	136	323,183	336,660	659,979

	As of September 30, 2007				
	No stated maturity	Due in 1 year or less	Due after 1 year to 5 years	Due after 5 years to 10 years	Due after 10 years
	(in thousands of reais)				
Maturity in years (Market value)					
By type	874,301	26,819,581	37,919,447	5,473,188	1,455,874
1—Securities available for negotiation	5,273	7,542,790	6,334,063	163,645	—
2—Securities available for sale	869,028	12,894,043	22,773,583	473,649	1,455,874
3—Securities held-to-maturity	—	6,382,748	8,811,801	4,835,894	—

Central Bank Compulsory Deposits

The Bank is required to either maintain certain deposits with the Central Bank or to purchase and hold federal government securities as compulsory deposits. The following table shows the amounts of these deposits as of December 31, 2004, 2005 and 2006 and September 30, 2006 and 2007:

	As of December 31,						As of September 30,			
	2004		2005		2006		2006		2007	
	R$	% of total	R$	% of total	R$	% of total	R$	% of total	R$	% of total
	(in million of reais, except percentages)						(in million of reais, except percentages)			
Non-interest earning deposits	9,252	38.7	9,636	36.1	15,010	43.6	12,349	40.1	15,272	40.3
Interest earning deposits	14,638	61.3	17,041	63.9	19,389	56.4	18,417	59.9	22,650	59.7
Total	23,890	100.0	26,677	100.0	34,399	100.0	30,766	100.0	37,922	100.0

Credit Portfolio

The following table presents the Bank's credit portfolio by type of transaction for each of the periods indicated. Substantially all of the Bank's loans were granted to borrowers domiciled in Brazil and are denominated in *reais*. Additionally, the majority of the Bank's loan portfolio is indexed to Brazilian interest rates.

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in thousands of reais)			(in thousands of reais)	
Credit Transactions	74,823,166	85,941,631	113,857,669	99,473,688	129,486,515
Loans and acquisition of receivables	35,358,872	38,566,823	47,705,519	42,177,388	53,442,511
Borrowings	14,251,954	18,180,321	31,703,264	26,069,796	39,691,749
Rural and agroindustrial credit	30,322,265	35,533,593	42,815,323	39,617,933	45,692,828
(Allowance for credit losses)	(5,109,925)	(6,339,106)	(8,366,437)	(8,331,429)	(9,340,573)
Other credits with similar characteristics	8,316,400	9,135,897	10,653,160	10,086,711	11,008,284
Guarantees (*avais*) and surety (*fiança*)	70,977	159,669	51,315	147,301	47,225
ACCs	6,333,352	6,710,114	7,567,425	7,382,564	7,680,815
Others	2,138,452	2,594,247	3,274,572	2,953,956	3,580,397
(Allowance for other credit losses)	(226,381)	(328,133)	(240,152)	(397,110)	(300,153)
Leasing transactions	20,344	19,510	11,176	31,549	26,097
Leasing transactions	49,234	43,922	39,301	60,338	48,629
(Allowance for lease losses)	(28,890)	(24,412)	(28,125)	(28,789)	(22,532)
Total	83,159,910	95,097,038	124,522,005	109,591,948	140,520,896

Credit Transactions—Maturity

The following tables set forth the maturities of the Bank's credit transactions:

Current Transactions

	As of September 30, 2007								
Risk	Due in 15 days or less	Due in 16-30 days	Due in 31-60 days	Due in 61-90 days	Due in 91-180 days	Due in 181-360 days	Due after 360 days	Total Portfolio	%
	(R$ thousand, except percentages)								
AA	1,919,002	1,117,990	2,431,926	2,322,570	5,689,697	6,365,305	19,571,639	39,418,129	29.0%
A	1,101,005	930,262	1,678,015	1,504,046	3,274,390	6,095,240	16,307,418	30,890,376	22.0%
B	1,200,279	638,826	1,406,284	1,825,262	4,114,411	6,366,176	32,210,933	47,762,171	33.0%
C	343,663	175,315	402,323	385,558	1,021,243	1,617,546	12,016,112	15,961,760	11.0%
D	95,752	58,254	143,150	116,560	245,580	306,964	3,446,657	4,412,917	3.0%
E	19,758	8,702	30,090	26,888	116,449	76,323	1,204,402	1,482,612	1.0%
F	3,796	1,644	6,277	3,807	6,864	19,761	274,809	316,958	—
G	3,946	1,964	3,600	3,724	7,641	9,998	435,872	466,745	—
H	21,805	24,713	22,531	28,011	57,212	67,060	1,725,747	1,947,079	1.0%
Total	4,709,006	2,957,670	6,124,196	6,216,426	14,533,487	20,924,373	87,193,589	142,658,747	100.0%

Overdue Transactions

Risk	Due in 15 days or less	Due in 16-30 days	Due in 31-60 days	Due in 61-90 days	Due in 91-180 days	Due in 181-360 days	Due after 360 days	Total Portfolio	%
	As of September 30, 2007								
	(R$ thousand, except percentages)								
B	191,619	374,024	149,704	213,848	124,376	1,101	23	1,054,695	15.0%
C	73,142	388,373	430,913	135,988	109,356	22,091	370	1,160,233	15.0%
D	60,545	113,243	158,071	441,259	152,303	5,233	596	931,250	12.0%
E	29,810	51,097	57,106	130,068	343,297	43,152	106	654,636	9.0%
F	6,499	19,799	17,295	39,674	313,208	42,676	—	439,151	6.0%
G	2,694	11,960	26,481	27,498	387,440	93,572	69,179	618,824	8.0%
H	36,374	72,578	96,719	183,037	355,135	1,559,720	363,055	2,666,618	35.0%
Total	400,683	1,031,074	936,289	1,171,372	1,785,115	1,767,545	433,329	7,525.407	100.0%

Credit Transactions by Economic Activity

The following table presents the composition of the Banks credit portfolio, including non-performing loans, by economic activity of the borrower and the percentage that each one represents in relation to its total credit portfolio at each of the dates indicated:

	As of December 31,					As of September 30,		
	2004	%	2005	%	2006	%	2007	%
	(in thousands of reais, except percentages)					(in thousands of reais, except percentages)		
PUBLIC SECTOR	4,195,673	4.7	3,642,903	3.7	3,039,868	2.3	2,747,602	1.8
In Brazil	517,752	0.5	443,576	0.5	514,033	0.4	647,067	0.4
Government	371,716	0.4	184,065	0.2	254,795	0.2	401,408	0.3
Direct management	180,791	0.2	168,633	0.2	242,126	0.2	317,385	0.2
Indirect management	190,925	0.2	15,432	—	12,669	—	84,023	0.1
Corporate activities	146,036	0.1	259,511	0.3	259,238	0.2	245,659	0.2
Industry	33,990	—	165,007	0.2	173,143	0.1	161,316	0.1
Commerce	8,182	—	333	—	—	—	130	—
Financial companies	68,216	0.1	69,464	0.1	68,120	0.1	66,855	—
Other services	35,648	—	24,707	—	17,975	—	17,358	—
Abroad	3,677,921	4.2	3,199,327	3.2	2,525,835	1.9	2,100,535	1.4
Corporate activities	3,677,921	4.2	3,199,327	3.2	2,525,835	1.9	1,960,585	1.3
Industry	—	—	—	—	54,515	—	1,960,585	1.3
Other companies	—	—	—	—	—	—	139,950	0.1
Other banks	—	—	—	—	34,070	—	37,469	—
Other services	3,677,921	4.2	3,199,327	3.2	2,437,250	1.8	102,481	0.1
Public service	—	—	—	—	—	—	2,747,602	1.8
PRIVATE SECTOR	84,358,056	95.3	98,145,786	96.3	130,116,851	97.7	147,436,552	98.2
In Brazil	79,018,900	89.2	92,168,420	90.6	120,461,416	90.5	136,979,399	91.2
Rural	28,797,349	32.5	33,382,226	32.8	38,718,411	29.1	39,551,359	26.3
Industry	18,031,108	20.4	22,168,477	21.8	32,678,710	24.5	38,770,871	25.8
Commerce	9,383,604	10.6	10,904,272	10.7	13,384,193	10.1	15,641,805	10.4
Financial companies	205	—	4	—	248	—	160	—
Other services	8,353,066	9.4	9,276,710	9.1	14,055,522	10.6	15,963,934	10.6
Individuals	14,453,568	16.3	16,436,731	16.2	21,624,332	16.2	27,051,270	18.0
Abroad	5,339,156	6.1	5,977,366	5.7	9,655,435	7.3	10,457,153	7.0
BB Group	2,520	—	26,788	—	7,635	—	—	—
Commerce	285,686	0.3	776,665	0.7	740,560	0.6	387,368	0.3
Industry	4,144,393	4.7	4,332,895	4.2	7,344,297	5.5	8,105,081	5.4
Other banks	—	—	—	—	—	—	1,055,361	0.7
Other companies	31,251	—	60,316	0.1	61,698	0.1	627,052	0.4
Individuals	28,366	—	11,209	—	5,847	—	6,480	—
Other services	·357,202	0.5	351,387	0.3	616,747	0.5	275,811	0.2
Total	88,553,729	100.0	101,788,689	100.0	133,156,719	100.0	150,184,154	100.0

Rating of the Credit Transactions Portfolio

The table below sets forth the rating of the Bank's credit transactions by risk levels for the periods indicated, where "AA" represents minimum credit risk and category "H" represents an extremely high credit risk, according to the applicable regulation issued by the Central Bank. It also sets forth the balance of the Bank's allowance for loan losses as of September 30, 2007.

	As of December 31,						As of September 30,	
	2006		2005		2004		2007	
Level of Risk	Credit transactions	% of total	Credit transactions	% of total	Credit transactions	% of total	Credit transactions	% of total
	(in thousands of reais)						(in thousands of reais)	
AA	32,968,759	24.8	18,406,992	18.1	17,100,375	19.3	39,481,129	26.2
A	32,010,688	24	29,174,155	28.7	25,152,904	28.4	30,890,376	20.6
B	40,689,855	30.6	31,363,897	30.8	27,962,469	31.6	48,816,866	32.5
C	15,469,788	11.6	13,302,069	13.1	11,338,299	12.8	17,121,993	11.4
D	4,200,864	3.2	3,412,893	3.4	2,494,055	2.8	5,344,167	3.6
E	1,984,654	1.5	1,174,673	1.2	831,304	0.9	2,137,248	1.4
F	693,431	0.5	727,375	0.7	498,623	0.6	756,109	0.5
G	981,074	0.7	804,327	0.8	411,742	0.5	1,085,568	0.7
H	4,157,606	3.1	3,422,308	3.4	2,763,958	3.1	4,613,698	3.1
Total	133,156,719	100	101,788,689	100.0	88,553,729	100.0	150,184,154	100.0

	As of September 30, 2007
Level of Risk	Allowance for credit losses
	(in R$)
AA	—
A	154,452
B	488,169
C	513,660
D	534,417
E	641,174
F	378,054
G	759,898
H	4,613,698
Subtotal	8,083,521
Additional allowance foreign	20,580
Additional allowance domestic	1,559,157
Total	9,663,258

Minimum Capital Requirements

The following table sets forth the Referential Equity Value used for calculation of capital to risk-weighted assets, minimum capital required by the regulation, the capital to risk-weighted assets ratio, and the excess of the Bank's regulatory capital as compared to the minimum required on a full consolidation basis as of December 31, 2004, 2005 and 2006, and as of September 30, 2006 and 2007:

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in R$ millions, except percentages)				
Assets weighted by risk	127,179	139,598	170,886	162,045	195,401
Required stockholders' equity	14,513	15,836	19,569	18,554	22,698
Requirement over risk-weighted assets	13,990	15,356	18,797	17,825	21,494
Requirement over swap	982	1,113	1,661	1,401	1,784
Requirement over foreign exchange exposure	—	—	—	—	—
Requirement over interest rate exposure	326	258	439	449	847
Referential Equity Value	20,050	24,639	30,756	29,919	32,470
Tier I	14,000	16,817	20,729	20,155	21,732
Capital	9,864	10,797	11,913	11,913	12,711
Accumulated profits/losses	—	—	—	1	0,8
Capital reserves	5	5	356	356	0,04
Revenue reserve	4,294	6,020	8,101	6,787	8,933
Market adjusted securities and derivatives	43	130	382	210	384
Treasury shares	(126)	(126)	—	—	—
Result account	—	—	—	907	1,031
60% deferred tax credit to be accounted after 5 years	(80)	(10)	(23)	(19)	(1,199)
Tier II	6,051	7,822	10,027	9,765	10,737
Subordinated debt	6,025	7,799	8,957	8,660	9,813
Hybrid instrument of capital and debt	—	—	1,063	1,081	915
Revaluation reserves	26	23	7	23	6
Surplus of stockholders' equity	5,538	8,803	11,187	11,366	9,771
Margin of Leverage	50,344	80,029	101,698	103,325	88,828
K ratio—%	15,2	17,1	17,3	17,7	15,7

Management's discussion and analysis of financial condition and results of operations

The following discussion of the Bank's financial condition and results of operations is based on, and must be read in conjunction with, the Bank's consolidated financial statements as of and for the years ended December 31, 2006, 2005 and 2004 and of and for the nine month periods ended September 30, 2006 and 2007, and their related notes included elsewhere in this offering memorandum, as well as with the sections "Presentation of Financial and Certain Other Information", "Summary of Selected Financial Statements", "Selected Financial Statements" and "Other Financial and Statistical Information".

The Bank's financial statements have been prepared in accordance with Brazilian GAAP, as described in "Presentation of Financial and Certain Other Information" and "Summary of Selected Financial Statements". Certain information included herein has been derived from unaudited management accounting records.

The following discussion contains forward-looking statements that involve risks and uncertainties. The Bank's actual results could differ significantly from those discussed in these estimates and forward-looking statements as a result of various reasons, including, but not limited to, those indicated in the sections "Forward-looking Statements" and "Risk Factors".

GENERAL OVERVIEW

The Bank was the first Brazilian company listed on a Brazilian stock exchange and the first federal institution listed on the *Novo Mercado* segment of the BOVESPA. Currently, the Bank is the largest bank in Latin America, in terms of assets, according to data published by Economática on October 5, 2007, with a significant presence throughout Brazil and operations in other key global economic and financial centers. As of September 30, 2007, the Bank had over 25.2 million customers, approximately 8.1 million of which have their salaries paid to them directly through the Bank. Approximately 4.3 million of these are public employees and 3.8 million are employees of private or mixed-capital companies. The Bank has the largest network of customer service branches in Brazil, with approximately 15,200 points of service, including 3,984 branches located in 3,189 Brazilian municipalities. In addition, the Bank has more than 39,000 automated teller machines ("ATMs") which, coupled with facilities such as call centers and mobile banking, enabled clients to carry out approximately 90.0% and 90.7% of all transactions they conducted with the Bank in 2006 and in the nine-month period ended September 30, 2007, respectively, outside the traditional branch environment. The Bank operates outside Brazil in 22 countries and its international network (the largest outside Brazil among Brazilian banks in terms of points of service) has 41 points of service, with 15 branches, including locations in the United States, Argentina, the United Kingdom, Portugal, France and Japan.

As of September 30, 2007, the Bank was the leading financial institution in Brazil, in terms of:

- total assets, with R$342.4 billion, according to data published by the Central Bank and the ranking published by Economática;
- total number of customers, when compared, to the three largest banks in Brazil in terms of number of branches, with 25.2 million accounts, of which 23.6 million were individuals and 1.6 million were legal entities, according to data published by the Central Bank in June 2007;
- branch network, when compared to the three largest banks in Brazil in terms of branches, with 15,200 points of service in Brazil, according to data published by the Central Bank in June 2007;

- total amount of deposits, according to the ranking published by Economática, with R$172.2 billion, of which R$27.5 billion were judicial deposits;
- credit portfolio balance, when compared to the five largest banks in Brazil in terms of assets, which totaled R$150.2 billion, representing 16.1% of the market share of the Brazilian financial system, according to the ranking published by the Central Bank;
- third party assets under management, with a total value of R$206.9 billion, representing 18.1% of the total market in Brazil, according to the ranking published by the national association of investment banks (*Associação Nacional dos Bancos de Investimento* or "ANBID");
- export foreign exchange transactions in terms of total contracted amount, representing 26.2% of the total market in Brazil, according to data published by the Central Bank;
- customers with access to products and services through the internet, with a total of 8.4 million customers, when compared to the three largest banks in Brazil in terms of total assets;
- payroll deduction loans, when compared to the four largest banks in Brazil in terms of total assets, with a portfolio of R$11.0 billion, representing a market share of 18.1% in Brazil, according to the data published by the Central Bank; and
- agricultural credit, with a total loan portfolio of R$ 48.4 billion, representing 57.7% of the total balance of those loans in Brazil, according to the Central Bank.

As a multiple-service bank, the Bank offers a full range of financial products and services, as well as non-financial products and services, including personal and corporate credit transactions, financing for the Brazilian agribusiness sector, credit and debit cards, insurance and private pension plans, international banking services such as foreign exchange and foreign trade financing, treasury transactions, financial and capital markets transactions and third party asset management. The Bank's third party asset management business has been recognized for excellence by the rating agency Moody's, which classified the Bank as Manager Quality ("MQ1"), the highest level of the "Investment Management Quality Rating". In addition, in 2007, Moody's upgraded the Bank's "Financial Power" classification from "D" to "C", which reflects the Bank's deposit base as a percentage of its total funding and the improvement of its financial indexes, in particular the quality of its assets and operating efficiency. Also in 2007, the rating agency Fitch improved the classification of the Bank's long-term debt denominated in foreign currency to investment grade (BBB-).

The Bank also provides real estate financing and vehicle financing. In 2006, the Bank restructured its vehicle-financing portfolio, which increased from a total amount financed of R$187.9 million as of December 31, 2005 to a total amount financed of R$894.4 million as of December 31, 2006. At the end of 2006, the Bank began to provide services, such as personal credit to account holders and non-account holders through concessionaires and multibrand stores registered with the Bank and, as a result, the total amount of these transactions originated through such means totaled R$2.2 billion for the nine-month period ended September 30, 2007.

With respect to real estate financing, since the beginning of 2007 the Bank has offered the product "*Financiamento Imobiliário Poupex*", by means of an agreement with the Savings and Loan Association (*Associação de Poupança e Empréstimo* or "Poupex") that allows the Bank to extend real estate financing lines of credit to its clients, using Poupex funds, which are special saving accounts offered by the Bank. This agreement allows the Bank to compete directly with other institutions that have a long history of operations in this segment. Currently, the Bank is preparing to launch its own credit facilities (without the Savings and Loan Association) to consolidate its presence in the real estate financing segment, and offer one of the most complete portfolios of real estate financing options to individuals in the Brazilian financial market.

The Bank is a mixed-capital company controlled by the Brazilian government, which in addition to operating as a multiple-service bank, includes 15 other subsidiaries, which offer additional products and services. Through its investment bank, BB Investimento, the Bank also holds equity participations in companies involved in insurance, pension plans and capitalization account (which is a form of savings account entitling holders to participate in periodic drawings for cash prizes). The Bank also sponsors two entities for its employees, one for supplementary pension benefits, PREVI, and another for medical care, *Caixa de Assistência dos Funcionários do Banco do Brasil* ("CASSI"). In addition, the Bank sponsors *Fundação Banco do Brasil*, a non-profit foundation that contributes to development projects in communities throughout Brazil.

Brazilian Economic Conditions

The financial condition and results of operations of the Bank are directly affected by general economic conditions prevailing in Brazil and are especially affected by rates of GDP growth, inflation indices, interest rates, exchange rate variations and federal government tax policies. Additionally, the demand for banking products and services is generally affected by the development of the Brazilian economy.

In past years, the Brazilian economy experienced a period of low GDP growth compared to other developing countries. Such low GDP growth affects labor market conditions, such as the level of employment and income, which in turn affect the purchasing power of the Bank's clients and thereby influencing their general demand for banking products and services.

In 2004, the Brazilian economy showed significant improvement in key economic indicators. GDP grew by 5.7% and the average unemployment rate fell from 10.9% in 2003 to 9.6% in 2004 in the main metropolitan regions of the country according to unemployment estimates published by the Brazilian Institute of Geography and Statistics ("*Instituto Brasileiro de Geografia e Estatística*" or "IBGE"). Brazil recorded a primary surplus in public accounts (before the payment of the interest on its debts) of 4.6% of GDP, which exceeded the target of 4.2% set by the International Monetary Fund under the loan it had granted to Brazil. During 2004, Brazil had a commercial surplus of US$33.6 billion. The inflation, as measured by the general consumer price index ("*Índice de Preços ao Consumidor*" or "IPCA"), was 7.6%.

In 2004, the *real* appreciated by 8.1% against the U.S. dollar. However, increased economic activity caused some concern in relation to inflation, and as a consequence, the federal government resumed its tightening monetary policy in September. In addition, the tax burden as a percentage of GDP increased from 31.5% in 2003 to 32.2% in 2004, according to estimates by the Brazilian Institute of Tax Planning ("*Instituto Brasileiro de Planejamento Tributário*" or "IBPT"). On December 31, 2004, the SELIC rate was 17.7% per year, determined by the Central Bank.

In 2005, the Central Bank maintained high interest rates in order to attain a targeted annual inflation rate of 5.1%, resulting in the maintenance of a tight monetary policy, which consequently resulted in an economic slowdown. As a result of this monetary policy, the rate of inflation began to decline towards the targets rate, prompting Brazilian monetary authorities to loosen their monetary policies in September 2005. As of December 31, 2005, the SELIC rate established by the Central Bank was 18.0% per year.

In 2005, the *real* appreciated by 11.8% against the U.S. dollar. Despite this appreciation, Brazil recorded a commercial surplus of US$44.7 billion, its highest commercial surplus ever. In addition, GDP grew by 2.3% in 2005, and the inflation rate, as measured by the IPCA, was 5.7%. In addition, the tax burden as a percentage of GDP increased from 33.2% in 2004 to 33.4% in 2005, according to the IBPT.

In 2006, the economic environment was characterized by measures enacted to control inflation, currency appreciation, the maintenance of tax discipline, the continued decrease in effective interest rates, aggregate salary growth and the expansion of credit.

Inflation, as measured by the IPCA, decreased for the fourth consecutive year and, for the first time since the implementation of the inflation target system in 1999, below the central value of the target of 4.5%, reaching 3.1%. With inflation under control, the Central Bank continued to reduce the SELIC rate, which reached 13.2% at the end of 2006.

Also in 2006, the U.S. dollar began to lose value against the real and closed the year at R$2.1380 compared to R$2.3407 at year-end 2005. The 8.7% appreciation of the *real* against the U.S. dollar in 2006 allowed for the expansion of imports of consumer goods without causing a reduction of exports, since the international economic conditions was favorable to Brazilian foreign trade. Brazil's holding of its highest level of international reserves ever led to the improvement of foreign indebtedness indicators and contributed to a decrease in the country risk associated with Brazil, which reached a historically low level of 192 points. The tax burden as a percentage of GDP increased from 33.4% in 2005 to 34.2% in 2006, according to the IBPT.

During the nine-month period ended September 30, 2007, the *real* appreciated 14.0% against the U.S. dollar. Brazil recorded a commercial surplus of US$30.9 billion, and the inflation rate, as measured by the IPCA, was 4.1% for the twelve-month period ended September 30, 2007. On September 30, 2007, the annual SELIC rate was 11.2%.

The following table sets forth certain macroeconomic data for the periods indicated.

	For the year ended December 31,			For the nine-month period ended September 30,	
	2004	2005	2006	2006(5)	2007
Real GDP growth *(in %)*	5.7	2.9	3.7	4.5	n.a.
Inflation (IGP-M)[1] *(in %)*	12.4	1.2	3.8	3.3	4.1
Inflation (IPCA)[2] *(in %)*	7.6	5.7	3.1	3.7	4.1
CDI[3] *(in %)*	17.4	18.1	15.0	15.7	12.1
Real (appreciation)/devaluation against U.S. dollar *(in %)*	(8.1)	(11.8)	(8.7)	(2.2)	(14.0)
Exchange rate at end of period against US$1.00	R$2.6544	R$2.3407	R$2.1380	R$2.1742	R$1.8389
Average exchange rate at end of period against US$1.00[4]	R$2.9171	R$2.4125	R$2.1679	R$2.1741	R$1.9845

Sources: FGV, IBGE and the Central Bank.

(1) Inflation (IGP-M) is the general market price index measured by FGV.
(2) Inflation (IPCA) is a general consumer price index measured by the IBGE.
(3) The CDI rate is the average of the prevailing interbank deposit rates in Brazil (accumulated up to the last month of the period, restated for inflation).
(4) Average exchange rate on the last day of each month of the period.
(5) Compared to the same period of the previous year.

FACTORS AFFECTING FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As described below, the Bank's financial performance and results of operations for the past three years have been materially affected by:

- Brazilian economic volatility; and
- the Bank's strategy for dealing with economic and financial conditions.

Brazilian Economic Volatility

Exchange rates for the *real* can be highly volatile. The *real* experienced significant appreciation against the U.S. dollar in 2004, 2005 and 2006. See "—General Overview—Brazilian Economic Conditions". However, the Bank's financial performance is not significantly affected by the volatility of the *real*, due to the Bank's selective combining of assets and liabilities in foreign currency, which serves to minimize the negative impact of exchange variations on its results.

Considering that the Bank has low exposure to exchange rate variations, these variations only influence its expenses for income and social contribution taxes. Foreign exchange gains or losses on assets denominated in foreign currencies, such as investments abroad, are not included in the basis for calculation of these taxes.

See "—Interest Rate and Exchange Rate Sensitivity".

The Bank does not play an active role in the implementation of the federal government's currency policies. The Bank trades foreign currency mostly as an agent for its clients, including the Central Bank. The Central Bank also trades foreign currency through other commercial banks and dealers.

The average SELIC rate was 16.25%, 19.13% and 15.27% in 2004, 2005 and 2006, respectively. As of September 30, 2007, the average SELIC rate was 12.08%. The following table sets forth the low, high and average rates, as reported by the Central Bank.

Year (except as otherwise indicated)	Low	High	Average[1]	Period-end
2007 (for the nine-month period ended September 30, 2007)	11.25	13.25	12.08	11.25
2006	13.25	18.00	15.27	13.25
2005	17.75	19.75	19.13	18.00
2004	16.00	17.75	16.25	17.75

(1) Average of the month-end rates during the period. For further information regarding the economic and political conditions in Brazil, see "Risk Factors—Risks Relating to Macroeconomic Factors and Governmental Policies".

In general, increases in interest rates allow the Bank to increase its revenue from lending operations due to higher rates that the Bank is able to charge. However, such an increase may adversely affect the Bank's results of operations as a result of reduced overall demand for loans and greater risk of default by the Bank's clients. In addition, increased interest rates affect the Bank's funding costs, particularly time deposits and interbank deposits, and can adversely affect the Bank's profitability if the Bank is unable to pass on the increased funding costs to its clients. On the other hand, a decrease in interest rates can reduce the Bank's revenue from lending operations as a result of lower rates on the Bank's loans. This reduction of revenue may eventually be offset by an increase in the volume of the Bank's lending operations resulting from increased demand for loans and/or a decrease in the Bank's funding costs.

In addition, changes in interest rates can affect the value of the Bank's securities portfolio and therefore the Bank's financial condition and results of operations.

The Bank's Strategy for Dealing with Economic and Financial Conditions

In order to deal with Brazilian economic and financial conditions and any downturns, if they occur, the Bank has implemented its own risk management system. This system not only complies with all legal and regulatory requirements issued by the entities regulating the Brazilian market, but also includes segregation levels that are even more stringent than those recommended by applicable regulation. The main features of the Bank's risk management system include.

- reviewing the foreign exchange exposure limits of the Bank's corporate group;
- reviewing the Bank's value at risk (VAR) limits in respect of transactions with exposure to fixed interest rates;
- revision of the Free Funds Availability Indicator ("*Indicador Disponibilidade de Recursos Livres*" or "DRL");
- transferring of liquidity and market risks from the Bank's wholly-owned subsidiaries to the multiple bank;
- establishing global operational loss limits for the Bank;
- establishing operational loss limits in respect of the Bank's self-service terminals;
- establishing loss limits for 31 pre-defined macro-economic sectors;
- implementing the expected frequency of default (FEI) or likelihood of default (PD).

In order to implement and evaluate the Bank's various risk categories and define strategies, the Bank organized a Global Risk Committee (the "*Comitê de Risco Global*" or "CRG"), which is responsible for decisions relating to the Bank's risk management of its wholly-owned subsidiaries. The CRG's meetings are held on a monthly basis. This committee is composed of the executive board and certain executive officers, directors and other executives from various business areas.

The Bank performs its overall risk management by studying different scenarios and continually repositioning its business strategy to improve its competitiveness.

The market, liquidity, operational and credit risk directorates of the Bank's corporate group are each centralized and separated from the business areas of the Bank. The Bank believes that this separation creates synergies in its internal processes, increases the level of specialization, maximizes the effectiveness of the Bank's credit risk analysis processes and improves allocation of capital in consideration of the requirements of the New Basel Accord.

The Bank's legal risk management group manages its outstanding litigation and monitors its operations to ensure compliance with applicable laws and regulations. The Bank's marketing risk management team works to ensure that its activities relating to ethics and social responsibility are communicated to its clients, employees and shareholders, as well as to the market.

Capital Adequacy

Brazilian banks are generally required to comply with the risk-based capital adequacy framework established by the Basel Accord, as implemented by the Central Bank. The Basel Accord sets forth certain capital adequacy requirements for banks based on (i) an equity capital to risk-adjusted assets test, (ii) the allocation of capital for exchange risk and (iii) for the risk of interest rate mismatching. The minimum risk-weighted capital ratio required by the Central Bank applicable to banks in Brazil is currently 11.0%, whereas the Basel Accord establishes a minimum ratio of 8.0%.

The Central Bank also imposes restrictions on banks' exposure to foreign currencies, interest rate risks and swap transaction risks, which are part of the capital adequacy ratio under the Basel Accord rules.

On December 31, 2006, the Bank's risk-weighted capital ratio was 17.3%, compared to 17.1% and 15.2% as of December 31, 2005 and 2004, respectively. As of September 30, 2007, the Bank's capital was 15.7%, compared to 17.7% as of September 30, 2006.

The Central Bank also imposes restrictions on banks' exposure to foreign currencies. In conformity with applicable bank regulations, the aggregate exposure of Brazilian financial institutions to gold and assets and liabilities indexed to foreign exchange variation rates cannot be greater than 30.0% of their referential equity (represented by the sum of Tier 1 and Tier 2 equity).

On December 9, 2004, the Central Bank published Bulletin No. 12,746, establishing the schedule for the adoption of the New Basel Accord (Basel II) in Brazil. Following the bulletin, CMN and the Central Bank issued several resolutions and circulars that will became effective as of July 1, 2008, except for Circular No. 3,367, of September 12, 2007, which refers to foreign exchange rates exposure, which became effective as of the date of its publication.

On September 27, 2007, the Central Bank set forth a new schedule for the adoption of the New Basel Accord (Basel II), by means of Bulletin No. 16,137, which adjusted the previous schedule. Under this new schedule the requirements relating to the use of advanced methods for the valuation of capital will be fully implemented by the end of 2012, including those requirements relating to the allocation of capital for operating risks and changes in the allocation of capital for credit risk (Pillar I). For further information, see Section "Risk Factors—Risks Relating to the Brazilian Banking Industry".

Critical Accounting Policies

The accounting policies adopted by the Bank are critical to understanding its results of operation and financial statements included elsewhere in this offering memorandum. These accounting policies are described in detail in the Notes to the Bank's audited financial statements. Certain of the Bank's accounting policies require significant managerial judgment on matters that are inherently uncertain, including the valuation of certain assets and liabilities and the adoption of estimates and assumptions based on historical experience and other factors considered reasonable and significant by the Bank's management. The Bank has established policies and control procedures intended to ensure that stringent valuation methods are applied in accordance with applicable accounting principles during the preparation of its financial statements for the relevant period. These policies and procedures help to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of the Bank's current accounting policies which require significant managerial judgment.

Allowance for Loan Losses

The allowance for loan losses is used to adjust the value of the Bank's loan assets for probable loan losses. The Bank determines the amount of its allowance for loan losses according to the criteria established by Resolution No. 2,682 issued by the CMN as of December 22, 1999 ("Resolution No. 2,682/99"), which became effective in March 2000. According to Resolution No. 2,682/99, the Bank classifies operations in risk bands ranging from AA (lowest risk level) to H (highest risk level) and a regulatory allowance percentage is computed for loans in each risk category (ranging from 0% for loans in category AA to 100% for loans in category H). To assign each loan to a specific category, the Bank first classifies loans into two groups. The first group comprises transactions where, in management's judgment, credit risk is minimized and includes transactions where credit risk is fully assumed by third parties; where credit risk is shared among the Bank and third parties; and where collateral may be traded in the market or with credit insurance. The second group comprises transactions which do not fall into any of the three categories above and are classified according to the general criteria established by Resolution No. 2,682/99.

In relation to loans to clients whose total indebtedness is less than R$50,000, the Bank initially followed the classification procedures provided by Resolution No. 2,682/99 (which is to classify them in category A so long as they are not overdue and to reclassify such loans when they fall into arrears). However, Resolution CMN No. 2,697, of February 24, 2000, which amended Resolution No. 2,682/99, allows financial institutions to classify these loans in accordance with this evaluation method. In 2004, the Bank changed the methodology it uses to analyse these exposures in order to adjust the provision to the level of its credit portfolio. As a result, the Bank now adopts a different initial classification for these transactions depending on the characteristics of the product, profitability and the expected level of losses.

Specifically, the Bank periodically reclassifies each loan based on its characteristics and status as follows: (i) every 12 months from the last classification; (ii) every six months for transactions with clients whose indebtedness is higher than 5% of its equity value; or (iii) at any time (a) a credit risk and limit review is required or (b) when then there is a delay in the payment of instalments, principal or fees.

Fair Value of Financial Instruments

In accordance with Brazilian GAAP, the Bank records certain of its assets at their fair value.

Fair value is defined as the value at which a position could be closed out or an asset could be sold in a transaction with a willing and knowledgeable counterparty. The market value of the majority of securities held by the Bank is determined based on the value of transactions executed on that day or on the prior working day. When information about such transactions is not available, fair value is determined based on the results of research compiled by the National Association of Open Market Institutions ("*Associação Nacional de Instituições do Mercado Aberto*" or "ANDIMA"). When quotes from such sources are not available, then fair value is determined based on internally developed cash flow and pricing models. Management will estimate fair value, for example, when there is limited market data to rely on when estimating the impact of holding a large or aged position. Similarly, management will also estimate fair value in situations where no external parameters are available by using internal models. Further discussions on how the fair value of securities is calculated are presented in notes 3(d), 3(e), 5 and 16(f) of the Financial Statements as of and for the nine-month period ended September 30, 2007.

The Bank enters into futures, options and swaps in order to manage its exposure to interest rate risks and foreign exchange risks. Futures and options are recorded at their quoted market price on the exchanges

where they are traded, which is generally the Brazilian Mercantile & Futures Exchange ("*Bolsa de Mercadorias e Futuros*" or "BM&F"), with the value of assets and liabilities adjusted according to gains or losses on such futures in the income statement.

Determination of the Amount of Carry Forward Tax Losses to Be Recorded as an Asset

Deferred tax credits include those credits related to the income tax and the social contribution tax. The use of deferred tax credits to offset taxes payable in future transactions depends on whether the entity has taxable net income in future periods. Since 2001, the Bank has been taking specific steps in order to increase its taxable income, including by incorporating activities previously carried out through subsidiaries into the Bank's business and reducing the Bank's investments in subsidiaries outside Brazil. However, the Bank may not generate significant taxable income in the future to allow it to use these deferred tax credits. Specific regulations issued by the Central Bank require that if an entity experiences losses for three of the last five years, it cannot record a deferred tax credit for its carryforward tax losses or for other temporary differences. The Bank experienced taxable income during the years ended December 31, 2004, 2005 and 2006. Although under applicable regulations the Bank may record the carryforward tax losses as deferred tax credits, the Bank adopted a specific policy, from September 2001 through December 2003, by which the amount recorded as assets for carryforward tax losses were reduced in each period by an amount at least equal to the net income before taxes (according to its financial statements) multiplied by the tax rate (34%) irrespective of the existence of taxable income during those periods. The Bank began to generate positive taxable income in the fourth quarter of 2001.

As of December 31, 2006, the Bank's balance sheet included assets related to temporary differences and the recognition of tax benefits from carryforward tax losses totaling R$8.6 billion (R$6.7 billion as of December 31, 2005 and R$8.4 billion as of December 31, 2004). Such assets represented 2.9%, 2.6% and 3.5% of the Bank's total assets as of December 31, 2006, 2005 and 2004, respectively. As of September 30, 2007, the amount of tax credit registered in the September 2007 Financial Statements was R$13.9 billion. See "Risk Factors—Risks Relating to Macroeconomic Factors and Governmental Policies".

Pursuant to the Resolution CMN No. 3,059, as amended by Resolution No. 3,355/06, the Bank must perform new technical studies of the periods in which deferred tax credits may be used. Deferred tax credits based on temporary differences are primarily related to recorded provisions, which are realized primarily in the long-term. For deferred tax assets that may be used after five years, applicable rules require that such credits be excluded for the purpose of calculating the risk-based capital in the following percentages after the expiration of the five-year period: 20% in 2004, 40% in 2005, 60% in 2006, 80% in 2007 and up to 100% in 2008.

After January 2008, the total amount of deferred tax credits will not be able to exceed 40% of Tier 1 referential equity value. If the Bank is unable to maintain its taxable income in the future, it may be required to write-off its deferred tax credits and could be compelled by the Central Bank to reduce its assets and stockholders' equity. Accordingly, any such write-off or reduction could have a material adverse effect on the Bank's financial condition and results of operations. Resolution No. 3,059/02, as amended by Resolution No. 3,335/06, sets forth the terms pursuant to which deferred tax credits may be carried, maintained and written-off.

The CMN establishes that financial institutions and other entities authorized to operate by the Central Bank may only account for deferred tax credits in their balance sheets when they result from income tax losses, social contribution losses carryforwards, and credits related to temporary differences when this institution:

- has a history of profit or taxable revenue for income or social contribution tax purposes, as the case may be, during at least three of the five last years, including the last year; and
- expects to generate profit or taxable revenue in the future for income or social contribution tax purposes, as the case may be, in subsequent periods, based on a technical study showing the probability of future taxes and contributions becoming due that will allow for the use of deferred tax credits within 10 years.

Contingencies for Litigation

The Bank is routinely involved in legal proceedings as both plaintiff and defendant. In the past, the Bank has been a defendant in various lawsuits filed by customers, current and former employees and employees of the Bank's service providers. With respect to administrative proceedings, the main plaintiffs have been the INSS, the Federal Revenue Service and state and municipal treasury departments. Lawsuits in which the Bank has been the plaintiff generally involved its attempt to recover overdue loans.

The Bank has established controls to identify any claims filed against it. The Bank believes that these legal proceedings are part of the normal course of its business and records an appropriate provision for claims based on the amounts of probable loss, based on the Bank's analysis of the likelihood of favorable outcome and its ability to estimate any possible liabilities.

Methodology and Criteria for Recognizing Provisions for Contingencies

The Bank's provisioning procedures follows CVM Deliberation No. 489, of October 3, 2005 ("CVM Deliberation No. 489"), which approved IBRACON's announcement No. 22 and sets forth the rules related to provisions, liabilities, contingent liabilities and contingent assets. Under this Deliberation, the Bank must record provisions for any contingencies in which the chance of loss is greater than the chance of a favorable outcome.

The Bank classifies its chances of loss in labor claims through its internal system. The risk is classified as remote, possible or probable after considering the type of claim and/or type of cause of action. Such classification may be adjusted in response to each actual outcome during the lawsuit. The amounts disputed in those labor claims with a probable chance of loss are fully provisioned.

For other legal and administrative proceedings, including civil, tax and social security proceedings, the Bank's legal counsel analyses the merits of each of the claims and assesses its chances of a favorable outcome. Based on the Bank's counsel's assessments, the system automatically classifies the chance of loss as remote, possible or probable. For lawsuits classified as probable loss, the amount disputed is fully provisioned.

Income and Expenses

The Bank's principal sources of income and expenses are:

- income from financial intermediation, which includes income from credit operations, securities and derivatives transactions, foreign exchange transactions and income generated from compulsory deposits;

- expenses from financial intermediation, which include expenses paid on deposits, funds obtained in the open market, domestic and foreign on lending transactions, as well as on currency exchange transactions. These expenses also include allowances for credit losses, which are intended to adjust the value of the Bank's loan assets for probable loan losses according to CMN regulations;
- other operating income, which includes service fees, equity on the earnings of subsidiaries and other affiliated companies as well as certain other sources of income; and
- other operating expenses, which include personnel, administrative and tax expenses as well as certain other expenses.

RESULTS OF OPERATIONS

Nine-Month Period Ended September 30, 2007 Compared to the Nine-Month Period Ended September 30, 2006.

Income from Financial Intermediation

The following table sets forth the principal components of the Bank's income from financial intermediation for the nine-month periods ended September 30, 2007 and 2006:

	Nine-month period ended September 30,				
	2006	% of total	2007	% of total	Variation (%)
	(in R$ thousands, except percentages)				
Loans	15,797,355	57.2	18,670,305	61.2	18.2
Leases	381,997	1.4	504,094	1.7	32.0
Securities	10,191,864	36.9	9,557,865	31.3	(6.2)
Derivative financial instruments	(518,867)	(1.9)	193,415	0.6	(137.3)
Foreign exchange, net	546,198	2.0	366,557	1.2	(32.9)
Compulsory deposits	1,223,027	4.4	1,205,889	4.0	(1.4)
Total income from financial intermediation	**27,621,574**	**100.0**	**30,498,125**	**100.0**	**10.4**

The Bank's total income from financial intermediation increased by 10.4%, from R$27.6 billion in the nine-month period ended September 30, 2006 to R$30.5 billion in the nine-month period ended September 30, 2007, primarily due to the following reasons:

- The Bank's income from loans increased in the nine-month period ended September 30, 2007 to R$18.7 billion, compared to R$15.8 billion in the period ended September 30, 2006. This increase of 18.2% reflected the increase in the Bank's loans and was primarily due to: (i) increase of 47.7% (or R$944.2 million) in the interest from financings mainly from FAT Giro Rural (or R$200.9 million), CDC (or R$163.2 million), Working Capital to Exports (or R$144.8 million), FAT Giro Setorial (or R$116.5 million) and Credit Card (or R$73.1 million); (ii) increase of 29.7% (or R$910.0 million) in the income of rural and agribusiness financings, especially in the income of rate equalisation (in the amount of R$724.2 million); (iii) increase of 9.7% (or R$777.1 million) in revenues from loans, especially from CDC (in the amount of R$769.3 million) and (iv) increase of 28.9% (or R$231.7 million) in revenues from recovery of losses.
- The Bank's income from leases increased by 32.0%, from an income of R$382.0 million in the nine-month period ended September 30, 2006 to R$504.1 million in the same period of 2007. This increase was primarily due to the increase in the number of leases.

- The Bank's result from securities transactions decreased by 6.2%, from R$10.2 billion in the nine-month period ended September 30, 2006 to R$9.6 billion in the same period of 2007. This decrease was primarily due to a decrease of 17.1% (or R$1.3 billion) in the result of fixed income bonds, due mainly to the lower average SELIC rate in the period (9.0% in the nine-month period prior to September 30, 2007, compared to 11.6% in the same period of 2006) and to the reduction of 22.3% (or R$118.0 million) in interest from investments in inter-finance deposits. This decrease was partially offset by a 34.8% increase (or R$796.9 million) in earnings from third-party portfolio, due to a R$15.2 million increase in average balances of this portfolio.
- The Bank recorded income from derivative financial instruments of R$193.4 million for the nine-month period ended September 30, 2007, compared to an expense of R$518.9 million for the same period of 2006. This increase in income was primarily due to an increase of 317.8% (or R$654.9 million) in the income from swap operations (income of R$448.8 million for the nine-month period ended on September 30, 2007, compared to an expense of R$206.1 million for the same period of 2006), due to the increase of gains from passive U.S. dollar and yen operations resulting from the higher valuation of the *real* in relation to these currencies in the period, as well as volume increase of the respective contracts.
- The Bank's foreign exchange transactions resulted in income of R$366.6 million for the nine-month period ended September 30, 2007, compared to income of R$546.2 million for the same period of 2006. This decrease of 32.9% was primarily due to (1) a 44.3% decrease in the income from fluctuations in currency rates (or R$128.6 million), resulting from a higher valuation of the *real* in relation to the U.S. dollar (14.0% for the nine-month period ended September 30, 2007, compared to 7.1% for the same period of 2006) (which affected primarily the Bank's results from ACC/ACE operations), and the 3.6% valuation effect of 3.6% of the Japanese yen against the U.S. dollar, during the nine-month period ended on September 30, 2007, compared to the devaluation of 0.08% during the same period of 2006 in the capital of the Bank's branches and affiliates abroad, and a 41.8% increase (or R$80.2 million) in foreign exchange losses due to the increase in the expense paid to the Brazilian national treasury as a result of assets acquired by the Bank in connection with obligations of the federal government with international entities.
- Income from compulsory deposits decreased to R$1.2 billion in the nine-month period ended September 30, 2007, compared to R$1.223 billion in the same period of 2006. This decrease was primarily due to lower average SELIC and TR rates in the period (9.0% and 1.2%, in the nine-month period ended on September 30, 2007, respectively, compared to 11.6% and 1.6% in the same period of 2006, respectively), in spite of the increase in the average balance of the Bank's compulsory deposits.

Expenses from Financial Intermediation

The following table sets forth the principal components of the Bank's expenses from financial intermediation for the nine-month periods ended September 30, 2007 and 2006.

	Nine-month period ended September 30,				Variation (%)
	2006	% of total	2007	% of total	
	(in R$ thousands, except percentages)				
Deposits and funds obtained in the money market	(12,728,878)	63.2	(13,535,075)	70.0	6.3
Borrowings and onlendings	(1,456,750)	7.2	(1,296,740)	6.7	(11.0)
Leases	(257,175)	1.3	(360,109)	1.9	40.0
Allowance for loan losses	(5,685,990)	28.3	(4,149,161)	21.4	27.0
Total expenses from financial intermediation	(20,128,793)	100.0	(19,341,085)	100.0	(3.9)

Expenses from financial intermediation decreased by 3.9%, to R$19.3 billion in the nine-month period ended September 30, 2007, compared to R$20.1 billion in 2006. This change was primarily due to the following reasons:

- Expenses from deposits and funds obtained in the money market increased by 6.3%, to R$13.5 billion in the nine-month period ended September 30, 2007, compared to R$12.7 billion in the same period of 2006. This increase resulted primarily from (i) an increase of 15.3% (or R$710.6 million) in expenses of repurchase agreements, due to the increase in the average balances of these operations by R$19.6 billion, in spite of the decrease in the SELIC rate; (ii) an increase of 21.2% (or R$450.0 million) in the expenses with the savings account deposits resulting from a R$6.6 billion increase in the average balances of such deposits, partially offset by a 7.0% decrease (or R$358.2 million) in the expenses of term deposits, due mainly to the decrease in voluntary deposits by R$327.4 million, resulting from a decrease in the CDI rate; and (iii) the decrease in term deposits in foreign currencies by R$196.8 million, which were offset by the increase in expenses from legal deposits by R$158.5 million.
- The Bank's expenses from borrowings and onlendings consist mainly of costs relating to foreign currency funding, onlending of loans granted by BNDES and financing of assets denominated in foreign currency. Expenses from borrowings and onlendings decreased by 11% from R$1.5 billion in the nine-month period ended September 30, 2006 to R$1.3 billion in the same period in 2007. This decrease was primarily due to a 57.2% decrease (or R$159.5 million) in expenses from onlendings from the Brazilian national treasury, basically from the National Program for Development of Family Agriculture ("*Programa Nacional de Fortalecimento da Agricultura Familiar*" or "PRONAF"), due to the decrease of the average SELIC rate in the first nine months of 2007 compared to the same period of 2006.
- Expenses from leases of the Bank increased by 40%, to R$360.1 million in the nine-month period ended September 30, 2007, compared to R$257.2 million in the same period of 2006, reflecting, primarily, the increase in the number of leases in 2007.
- The Bank's allowances for loan losses decreased by 27.0%, to R$4.1 billion, in the nine-month period ended September 30, 2007, compared to R$5.7 billion in the same period of 2006. This decrease was primarily due to (i) a decrease in the amount of new provisions created in the first nine months of 2007 for the classified portfolio, due to a decrease in the average risk of the portfolio; (ii) a decrease in the amount of new additional provision (R$200.0 million in the nine-months period, ended on September 30, 2007, compared to R$500.0 million in the same period of the previous year); (iii) the classification of the provisions for deposits made by the Bank to cover possible losses under its judicial and administrative litigation (since May 2007, these provisions are recorded as "Other operational expenses"); and (iv) the reversal of provisions in the third quarter of 2006 of R$220.0 million based on new classification criteria for the renegotiation of debt composition risk.

Gross Profit from Financial Intermediation

As a result of the foregoing factors, the Bank's profit from financial intermediation increased by 49.3%, from R$7.5 billion in the nine-month period ended September 30, 2006 to R$11.2 billion in the same period of 2007.

Other Operating Income (Expenses)

The following table sets forth the principal components of the Bank's other operating income (expenses) for the nine-month period ended September 30, 2007 and 2006.

	Nine-month period ended September 30,				
	2006	% of total	2007	% of total	Variation (%)
	(in R$ thousands, except percentages)				
Banking services fees	6,601,037	(227.9)	7,318,365	131.9	10.9
Personnel expenses	(5,821,188)	201.0	(6,819,649)	(123.0)	17.2
Other administrative expenses	(4,310,210)	148.8	(4,855,136)	(87.5)	12.6
Tax expenses	(1,353,999)	46.7	(1,526,457)	(27.5)	12.7
Equity in the earnings (losses) of affiliates and subsidiary companies	185,639	(6.4)	36,074	0.7	(80.6)
Other operating income	4,339,213	(149.8)	4,046,549	73.0	(6.7)
Other operating expenses	(2,536,513)	87.6	(3,746,138)	(67.6)	47.7
Total other operating income (expenses)	(2,896,021)	100.0	(5,546,392)	100.0	91.5

Other operating income (expenses) increased by 91.5%, from an expense of R$2.9 billion in the nine-month period ended September 30, 2006 to an expense of R$5.5 billion in the same period in 2007, primarily due to the following reasons:

- The Bank's income from banking services fees include (i) customer relationship fees; (ii) investment fund management and other fees for bank services rendered to the private sector with respect to a package of banking services provided to account holders; (iii) commissions from collection services; and (iv) commissions received by the Bank acting as an agent for the federal government. Banking services fees increased by 10.9%, from R$6.6 billion in the nine-month period ended September 30, 2006 to R$7.3 billion in the same period of 2007. This increase was mainly due to (i) an increase by 15.2% (or R$166.6 million) in fees from investment fund management; (ii) an increase by 11.8% (or R$148.0 million) from services fees with respect to a package of banking services provided to account holders; (iii) an increase by 19.5% (or R$109.1 million) in fees from contracted loans; (iv) an increase by 100.0% (or R$104.2 million) in fees from fund management services rendered for the Brazilian national treasury; (v) an increase of 13.2% (or R$70.7 million) in fees from credit and debit card operations; and (vi) an increase by 9.7% (or R$61.9 million) in fees from collections.
- Personnel expenses increased 17.2% to R$6.8 billion in the nine-month period ended September 30, 2007, compared to R$5.8 billion in the same period of September 30, 2006. This increase was primarily due to non-recurring expenses incurred during the nine-month period ended September 30, 2007 relating to the assumption of the obligations under the agreement signed between the Bank and Cassi for the restructuring of Cassi (R$409.4 million) and the creation of additional provisions for the early retirement plan, relating to future obligations for employees who joined the plan in the first half of 2007 (R$645.2 million).
- Other administrative expenses amounted to R$4.8 billion in the nine-month period ended September 30, 2007, compared to R$4.3 billion in the same period of 2006, an increase of 12.6%, that was primarily due to (i) a 64% increase (or R$140.0 million) in expenses from legal demands; (ii) a 19.2% increase (or R$66.5 million) in outsourced services; (iii) a 22.8% increase (or R$61.6 million) in transport; (iv) a 8.9% increase (or R$41.1 million) in data processing; (v) a 10.6% increase (or R$34.1 million) in surveillance and security expenses; (vi) a 12.7% increase (or R$31.7 million) increase in financial system services; (vii) a 14.4% increase (or R$19.6 million) in amortization and (viii) a 29.1% increase (or R$14.3 million) in travel abroad.

- The Bank's tax expenses include Temporary Contribution on Financial Transactions ("*Contribuição Provisória sobre Movimentação ou Transmissão de Valores e Créditos e Direitos de Natureza Financeira*" or "CPMF"), Municipal Real Estate Tax ("*Imposto sobre Propriedade Territorial e Urbana*" or "IPTU"), Rural Land Tax ("*Imposto Territorial Rural*" or "ITR"), Tax on Services ("*Imposto Sobre Serviços de Qualquer Natureza*" or "ISSQN"), and Social Contribution on Revenues ("*Contribuição para Financiamento da Seguridade Social*" or "COFINS") and a special federal government program called "*Programa de Formação do Patrimônio do Servidor Público* (the "PASEP"), and together with the CPMF, IPTU, ITR, ISSQN and COFINS. The Bank's expenses on taxes increased by 12.7% to R$1.5 billion in the nine-month period ended September 30, 2007, compared to R$1.4 billion in the same period in 2006. This increase was primarily due to the increase of the Bank's taxable operating income in the nine-month period ended September 30, 2007.
- The Bank's net equity in earnings of affiliated and subsidiary companies decreased to income of R$36.1 million for the nine-month period ended September 30, 2007, compared to R$185.6 million in the period ended September 30, 2006 a reduction of 80.5%. This change was primarily due to the increase of exchange rate loss in the amount of R$271.6 million, as a result of higher valuation in the period of the *real* in relation to the U.S. dollar, partially offset by a R$122.0 million increase in the Bank's equity in the earnings of affiliates and subsidiary companies, mainly from BB Investimento investments.
- Other operating income decreased from R$4.3 billion for the nine-month period ended September 30, 2006 to R$4.0 billion for the same period in 2007. This decrease of 6.7% was primarily due to the fact that the Bank recorded proceeds of R$1.466 billion for the nine-month period ended September 30, 2006 compared to R$169.8 million in the same period of 2007, resulting from the Agreement Parity Fund *(Acordo Fundo Paridade)* (PREVI), as a consequence of the termination, in May 2006, of the agreement with the Unions of Workers in Bank Establishments Brasília, São Paulo and Rio de Janeiro, with PREVI's consent, that established the use of the Parity Fund to improve the Benefits Plan and amortize the pension plans liabilities and/or the reduction/offset of future contributions by the Bank. This decrease was partially offset by an increase of R$1.0 billion in the proceeds resulting from negative exchange readjustment on obligations in foreign currency, due to a higher U.S. dollar and yen devalution in relation to the *real* (14.0% and 10.8% for the nine-month period ended September 30, 2007, respectively, compared to 7.1% and 7.2% in the same period of 2006, respectively).
- Other operating expenses increased by 47.7%, to R$3.7 billion for the nine-month period ended September 30, 2007, compared to R$2.5 billion in the same period in 2006. This increase was primarily due to (i) an increase of expenses from negative exchange readjustment on foreign currency investments (or R$799.4 million), mainly due to the higher U.S. dollar and yen devaluation in relation to the *real* (14.0% and 10.8% in the first nine months of 2007 respectively, compared to 7.1% and 7.2% in the same period of 2006, respectively), (ii) a R$194.5 million increase in expenses from the reclassification of the Bank's provisions for deposits to secure the Bank's judicial and administrative litigation (the Bank began recording these provisions as "other operating expenses" in May, 2007) and (iii) a 38.4% increase in premiums paid to customers for loyalty and performance.
- The Bank's non-operating income increased by 16.0% to R$85.2 million in the nine-month period ended September 30, 2007, compared to R$73.5 million in the period ended September 30, 2006. This increase was primarily due to a greater loss of capital from the sale of assets in the amount of R$15.5 million in the first nine months of 2006 in relation to the same period of 2007.

Income Tax and Social Contribution

In the nine-month period ended September 30, 2007, the Bank recorded income before Income Tax and Social Contribution *(IRPJ e Contribuição Social)* of R$5.7 billion (compared to R$4.7 billion for the same period of 2006). Nonetheless, the Bank registered a credit from Income Tax and Social Contribution *(IRPJ e Contribuição Social)* in 2006 of R$738.7 million (compared to an expense of R$1.4 billion in 2007), because Resolution No. 3.355/06 increased from five to ten years the deadline to realise tax credits and, therefore, enabled the Bank to record additional tax credits, the maturity of which ranged from five to ten years.

Profit Sharing

Participation in profits distributed among employees and board members of the Bank totaled R$492.2 million in 2007 (R$613.3 million in the nine-month period ended September 30, 2006).

Net Income

As a result of the foregoing factors, the Bank recorded net income of R$3.8 billion for the nine-month period ended September 30, 2007, compared to net income of R$4.8 billion for the same period of 2006.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Income from Financial Intermediation

The following table sets forth the principal components of the Bank's income from financial intermediation in 2005 and 2006.

	For the year ended December 31,				
	2005	% of total	2006	% of total	Variation (%)
	(in R$ thousands, except percentages)				
Loans	19,199,702	57.6	21,613,245	58.2	12.6
Leases	382,655	1.1	533,763	1.4	39.5
Marketable securities	12,419,029	37.3	13,484,263	36.3	8.6
Derivative financial instruments	(384,976)	(1.1)	(634,688)	(1.7)	64.9
Foreign exchange, net	10,637	0.1	539,228	1.5	4,969.4
Compulsory deposits	1,688,913	5.0	1,611,568	4.3	(4.6)
Total income from financial intermediation	**33,315,960**	**100.0**	**37,147,379**	**100.0**	**11.5**

The Bank's income from financial intermediation increased by 11.5% from R$33.3 billion in 2005 to R$37.1 billion in 2006. This increase was primarily due to the following reasons:

- Income from loans increased by 12.6%, from R$19.2 billion in 2005 to R$21.6 billion in 2006. This increase resulted mainly from (i) an increase of 10.4% (or R$1.025 billion) in income from lending activities, R$912.0 million of which could be attributed to the Bank's direct consumer credit—"CDC"; (ii) an increase of 17.8% (or R$622.0 million) in income from agricultural financing resulting from an increase in the volume of such financing in 2006, mainly from *Poupanca Ouro* (R$355.5 million), PRONAF (R$76.0 million), PESA (R$42.5 million), CPR—Rural Product Certificate (R$38.2 million) and FCO—Brazilian Mid-west Constitutional Development Fund (R$32.2 million); and (iii) an increase of 13.1% (R$322.1 million) in income from financing and, in particular,

credit cards (R$109.6 million), agribusiness (R$101.4 million), program for development of small-sized companies (*Programa de Apoio às Microempresas e Empresas de Pequeno Porte* or " MIPEM") (R$44.4 million) and *Fat Giro Setorial* (R$37.4 million).

- Income from leases increased by 39.5%, from R$382.7 million in 2005 to R$533.8 million in 2006. This increase was primarily due to an increase in the overall volume of leases in 2006.

- Income from securities transactions increased by 8.6%, from R$12.4 billion in 2005 to R$13.5 billion in 2006. This increase was primarily due to a 295.2% increase (or R$2.208 billion) in the Bank's result from its third-party portfolio, resulting from a 387.3% increase (or R$16.0 billion) in the average balances of such portfolio, despite the fact that the average SELIC rate, which is one of the interest rates applicable to marketable securities, was lower in 2006 than in 2005 (15.1% and 19.1%, respectively). This increase was partially offset by a 13.5% reduction (or R$1.495 billion) in the result from fixed-income securities, due to the lower average SELIC rate in 2006, despite the increase in the average balances of the portfolio and greater average of the General Market Price Index or "IGP-M" published by FGV.

- The Bank's result from derivative financial instruments decreased by 64.9%, from an expense of R$385.0 million in 2005 to an expense of R$634.7 million in 2006. This increased expense was primarily due to (i) expenses incurred in currency option contracts, due to the higher settlement amounts of these contracts and certain related mark-to-market expenses, and (ii) higher losses on forward currency operations resulting from an increase in the volume of operations denominated in U.S. dollars, despite this currency having devalued vis-a-vis the *real* less in 2006 than in 2005. On the other hand, the Bank reduced losses from swap transactions not linked to currency exchange variation in 2006, due to a lower annual average of the Inter-bank Certificates of Deposit ("CDI") rates and the average SELIC rates when compared to 2005 (15.0% and 15.1% in 2006, respectively, compared to 19.0% and 19.1% in 2005, respectively).

- The Bank's income from foreign exchange transactions increased from R$10.6 million in 2005 to R$539.2 million in 2006. This increase was primarily due to (i) a lower devaluation of the Japanese yen against the U.S. dollar (0.9% in 2006, compared to 15.3% in 2005) in the capital of the Bank's branches and affiliates outside of Brazil; (ii) a lower devaluation of the U.S. dollar against the *real* in Brazil (8.7% in 2006 compared to 11.8% in 2005), primarily affecting the Bank's income on ACC and ACE operations; and (iii) an increase in income from interest on the Bank's ACC operations, due to an increase in the volume of such operations.

- Income from compulsory deposits decreased by 4.6%, from R$1.689 billion in 2005 to R$1.612 billion in 2006. This reduction was primarily due to the lower average Reference Rate (the "TR") and SELIC rates (2.0% and 15.1% in 2006, respectively, compared to 2.8% and 19.1% in 2005, respectively), despite the increase of R$1.529 billion in the average balance of the Bank's portfolio of compulsory deposits.

Expenses from Financial Intermediation

The following table sets forth the principal components of the Bank's expenses from financial intermediation in 2005 and 2006.

	Year ended December 31,				
	2005	% of total	2006	% of total	Variation (%)
	(in R$ thousands, except percentages)				
Deposits and funds obtained in the money market	15,246,252	67.8	16,988,740	64.5	11.4
Borrowings and onlendings	1,602,403	7.1	1,849,559	7.0	15.4
Leases	251,413	1.1	360,803	1.4	43.5
Allowance for loan losses	5,406,631	24.0	7,139,967	27.1	32.1
Total expenses from financial intermediation	22,506,699	100.0	26,339,069	100.0	17.0

Expenses from financial intermediation increased by 17.0%, from R$22.5 billion in 2005 to R$26.3 billion in 2006, primarily due to the following reasons:

- Expenses from deposits and funds obtained in the money market increased by 11.4%, from R$15.2 billion in 2005 to R$17.0 billion in 2006. This increase was primarily due to (i) an increase of 17.8% (or R$1.017 billion) in time deposit expenses, resulting from an increase in the average balances of these deposits despite the drop in the CDI, SELIC and Reference Rate—TR rates in the period; (ii) an increase of 79.8% (or R$394.6 million) in expenses related to interbank deposits due to an increase in expenses incurred by the Bank's affiliates located outside Brazil with respect to overnight deposits and maintenance of special accounts; and (iii) an increase of 6.2% (or R$355.0 million) in expenses related to repurchase transactions due to an increase in the average balances of these transactions, despite the fact that the average SELIC rate in 2006 was lower than in 2005.
- Expenses from borrowings and onlendings increased by 15.4%, from R$1.602 billion in 2005 to R$1.850 billion in 2006. This increase resulted mainly from the increase in expenses from FINAME, onlending BNDES loans and financing assets denominated in foreign currency. The Bank's expenses on these operations increased by 15.4%, from R$1.6 billion in 2005 to R$1.8 billion in 2006. This increase was primarily due to an increase in expenses from FINAME (the BNDES subsidiary that targets machinery and equipment financing) onlending (an increase of 51.5% or R$163.1 million) and national treasury onlending (an increase of 55.0% or R$114.8 million).
- Expenses related to leases increased by 43.5%, from R$251.4 million in 2005 to R$360.8 million in 2006, primarily due to an increase in the total volume of the Bank's leases operations in 2006.
- The Bank's allowance for loan losses increased by 32.1%, from R$5.407 billion in 2005 to R$7.140 billion in 2006, primarily due to an increase in lending operations related to the Bank's agricultural financing and changes made to the risk profile of the portfolio. In 2006, the Bank created a new provision in the amount of R$1.3 billion, which was intended to increase the allowance for the credit portfolio that may arise due to volatilities in the agribusiness.

Gross Profit from Financial Intermediation

As a result of the foregoing factors, the Bank recorded a gross profit from financial intermediation of R$10.808 billion in 2006, compared to a gross profit of R$10.809 billion in the same period in 2005.

Other Operating Income (Expenses)

The following table sets forth the principal components of the Bank's other operating income (expenses) for 2005 and 2006.

	Year ended December 31,		
	2005	2006	Variation (%)
	(in R$ thousands, except percentages)		
Bank servicing fees	7,648,070	8,887,274	16.2
Personnel expenses	(7,473,179)	(7,870,755)	5.3
Other administrative expenses	(5,670,208)	(5,873,116)	3.6
Tax expenses	(1,720,747)	(1,825,290)	6.1
Equity in the earnings (losses) of affiliated and subsidiary companies	(66,723)	287,981	(531.6)
Other operating income	7,623,475	5,137,813	(32.6)
Other operating expenses	(4,119,537)	(3,355,802)	(18.5)
Total other operating income (expenses)	**(3,778,849)**	**(4,611,895)**	**(22.0)**

Other operating income (expenses) increased 22.0%, from R$3.779 billion in 2005 to an expense of R$4.612 billion in 2006 primarily due to the following reasons:

- Income from banking services fees increased by 16.2%, from R$7.6 billion in 2005 to R$8,9 billion in 2006. This increase was mainly due to: (i) an increase of 19.7% (or R$240.1 million) in income from the management of investment funds; (ii) an increase of 12.1% (or R$182.3 million) in income from banking charges related to the banking services (formerly *Plano Ouro de Serviços Banco do Brasil*); (iii) an increase of 19.3% (or R$140.4 million) in income from collection services; (iv) an increase of 22.6% (or R$135.6 million) in income from the contracting of existing operations; (v) an increase of 17.6% (or R$102.6 million) in income from credit cards operations; and (vi) an increase of 37.1% (or R$100.8 million) income from charges on services rendered to public authorities.

- Personnel expenses increased by 5.3%, from R$7.473 billion in 2005 to R$7.871 billion in 2006. This increase was primarily due to (i) an increase in expenses associated with salaries, social charges and benefits resulting from the 3.5% salary adjustment agreed under the 2006/2007 collective bargaining agreement; (ii) adjustments in the method of calculating the actuarial assets of the Bank's defined benefit plan, in view of the expected reduction of future contributions by the Bank and its employees. These increases were partially offset by a decrease in expenses from personnel administrative provisions and labor claim losses.

- Other administrative expenses increased by 3.6%, from R$5.670 billion in 2005 to R$5.873 billion in 2006, primarily due the increase of (i) 62.2% (or R$107.6 million) in advertising and publicity expenses; (ii) 10.7% (or R$42.5 million) in surveillance and security services; (iii) 6.9% (or R$40.5 million) in data processing expenses; (iv) 11.8% (or R$40.4 million) in transportation expenses; (v) 25.9% (or R$38.7 million) in amortization expenses; (vi) 4.6% (or R$37.7 million) in communications expenses; and (vii) 94.7% (or R$25.1 million) in philanthropic contributions. These increases were partially offset by the reduction by (i) 49.8% (or R$138.3 million) in expenses related to promotion and public relations, and (ii) 44.5% (or R$59.1 million) in leasing expenses.

- Tax expenses increased by 6.1%, from R$1.721 billion in 2005 to R$1.825 billion in 2006. This increase was primarily due to the Bank's higher operating income for tax purposes of the Bank in 2006.

- Equity in the earnings (losses) of affiliated and subsidiary companies increased from an expense of R$66.7 million in 2005 to a revenue of R$288.0 million in 2006. This increase was primarily due to a decrease of losses due to exchange rate variation of 60.9% (or R$393.4 million) resulting from lower devaluation of the U.S. dollar compared to the *real* (8.7% in 2006 compared to 11.8% in 2005) and to a corresponding devaluation, in *real* terms, of the U.S. dollar-denominated capital of the Bank's affiliates outside of Brazil.

- Other operating income decreased by 32.6%, from R$7.62 billion in 2005 to R$5.138 billion in 2006. This decrease was primarily due to a 78.5% (or R$2.564 billion) decrease in the recording of income from negative currency exchange adjustments on liabilities denominated in foreign currencies due to the lower devaluation of the U.S. dollar and the Japanese yen compared to the *real* (8.7% and 9.4% in the year ended December 31, 2006, respectively, compared to 11.8% and 23.4% in the same period in 2005, respectively). This decrease was also attributed to a decrease of 88.0% (or R$1.050 billion) in income from tax indebtedness, considering that, in 2005, an income related to the 1988 Social Contribution on Net Income Tax—CSLL tax indebtedness (R$234.0 million) as well as the remaining balance of the FINSOCIAL tax indebtedness (R$920.2 million) were recorded in the year ended December 31, 2005, whereas in 2006, the difference in the adjustment of the 1988 CSLL tax indebtedness (R$114.8 million) was recorded in the year ended December 31, 2006, due to the replacement of the National Consumer Price Index—"INPC" by the SELIC rate for the special custody and settlement system, published by the Monetary Policy Committee. On the other hand, the Bank recorded in 2006 income of R$1.530 billion, as consequence of the May 2006 agreement with the Banking Employees Union of the Cities of Brasília, São Paulo and Rio de Janeiro, with PREVI's consent, which authorized the use of the Parity Fund to (i) improve the benefit plan, and (ii) amortize social security liabilities or reduce/offset future contributions from the Bank.

- Other operating expenses decreased by 18.5%, from R$4.120 billion in 2005 to R$3.356 billion in 2006. This decrease results mainly from a negative currency exchange adjustment on investments in foreign currencies in the amount of R$1.617 billion (corresponding to a 70.0% variation in the period), resulting from lower devaluation of the U.S. dollar and Japanese yen (8.7% and 9.4% in 2006, compared to 11.8% and 23.4% in 2005, respectively). This decrease was partially offset by increases in the following expenses: (i) expenses on premiums paid to clients for loyalty and performance by 773.7% (or R$259.2 million), (ii) expenses on card operations by 63.6% (or R$82.6 million), and (iii) interest expenses with the funding outside Brazil as hybrid instruments of capital and debt by 100.0% (or R$81.8 million).

- Non-operating income decreased by 42.9%, from R$210.1 million in 2005 to R$120.0 million in 2006. This decrease was primarily due to (i) a 40.7% decrease (or R$38.8 million) in profits from the sale of assets and (ii) a decrease of R$61.9 million due to capital losses in 2006, compared to capital gains in 2005.

Profit Sharing

The profit sharing amount paid to the Bank's employees and management team increased by 45.6%, from R$533.4 million in 2005 to R$776.8 million in 2006. In 2006, the Bank recorded a profit of R$6.316 billion before income tax and social contribution for financial accounting purposes (compared to R$7.241 billion in 2005). However, the Bank recorded a gain from income and social contribution taxes in 2006 in the amount of R$504.1 million compared to an expense of R$2.554 billion in 2005. This gain was primarily due to the recording of tax credits of approximately R$1.905 billion, as permitted under Resolution 3,355/06, which changed the period for the realization of tax credits from five to ten years.

Net Income

As a result of the foregoing factors, the Bank's net income increased by 45.5%, from R$4.154 billion in 2005 to R$6.044 billion in 2006. The Bank registered net income of R$6.044 billion in 2006, compared to net income of R$4.154 billion in 2005. This increase was primarily due to an increase in income tax and social contribution expenses (R$504.1 million) resulting from an increase in the recognition of tax credits (approximately R$1.905 billion), revenues related to the PREVI (R$966 million, net of taxes). This increase was partially offset by expenses associated with credit transactions (R$1.733 billion) and a decrease in revenues from tax indebtedness (R$640.7 million, net of taxes).

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

The Bank presented net income of R$4.154 billion in 2005, an increase of 37.4% compared to R$3.024 billion in 2004. The Bank's gross result of financial intermediation was R$10.809 billion for 2005, compared to R$10.208 billion for the year ended 2004, representing a 5.9% increase. The most relevant components of the increase are described below.

Income from Financial Intermediation

The following table sets forth the principal components of the Bank's income from financial intermediation in 2004 and 2005.

	Year ended December 31,				
	2004	% of total	2005	% of total	Variation (%)
	(in R$ thousands, except percentages)				
Loans	17,086,039	55.5	19,199,702	57.6	12.4
Leases	288,806	0.9	382,655	1.1	32.5
Securities	11,308,099	36.7	12,419,029	37.3	9.8
Derivative financial instruments	(318,389)	(1.0)	(384,976)	(1.1)	20.9
Foreign exchange, net	1,094,518	3.6	10,637	0.1	(99.0)
Compulsory deposits	1,312,968	4.3	1,688,913	5.0	28.6
Total income from financial intermediation	30,772,041	100.0	33,315,960	100.0	8.3

The Bank's income from financial intermediation increased by 8.3% from R$30.8 billion in 2004 to R$33.3 billion in 2005. This increase was primarily due to the following reasons:

- Income from loans increased by 12.4%, from R$17.1 billion in 2004 to R$19.2 billion in 2005. This increase was primarily due to higher overall lending activity of the Bank during the period, resulting primarily from (i) an 8.9% increase (or R$805.4 million) in income from lending operations (*BB Giro Rápido*, CDC, *BB Giro* and *BB Vendor*); (ii) a 37.8% increase (or R$674.0 million) in income from financing transactions (in particular those associated with *Cartão de Crédito*, *Capital de Giro à Exportação, Mipem* and FINAME); and (iii) a 12.1% increase (or R$378.0 million) in income from agricultural financing, as a result of an increase of 17.2% (or R$5.211 billion) in the volume of such financing in 2005.

- Income from the Bank's leases increased by 32.5%, from R$288.8 million in 2004 to R$382.7 million in 2005, primarily due to an increase in the average volume of these transactions during 2005.

- Income from the Bank's securities transactions increased by 9.8%, from R$11.308 billion in 2004 to R$12.419 billion in 2005. This increase was primarily due to a 9.2% increase (or R$936.6 million) in

income from fixed income securities due to a 0.7% (or R$460.1 million) increase in the average balance of this portfolio and the higher average SELIC rate (from 16.4% in 2004 to 19.2% in 2005), one of the interest rates applicable to these securities.

- The Bank's losses from derivative financial instruments increased by 20.9%, from R$318.4 million in 2004 to R$385 million in 2005. This increase was primarily due to increased losses from swap transactions not linked to foreign currencies, as the average CDI index and SELIC rate in 2005 was higher than in 2004. However, this increase in losses was partially offset by an increase in gains from derivatives linked to the U.S. dollar and the Japanese yen, resulting from the increased depreciation of these currencies compared to the *real* in 2005.

- Income from trading in the Bank's foreign exchange portfolio decreased from R$1.1 billion in 2004 to R$10.6 million in 2005. This decrease was primarily due to adjustments in the foreign exchange portfolio resulting from the unification by the Central Bank of the commercial and floating exchange rate markets.

- Income from compulsory deposits increased by 28.6%, from R$1.313 billion in 2004 to R$1.689 billion in 2005. This increase was primarily due to an increase of R$1.293 billion in the average balance of this portfolio and in the interest rates applicable to those compulsory reserves (the SELIC rate and the TR rate, which increased from 16.2% and 2.0% in 2004 to 19.0% and 3.0% in 2005, respectively).

Expenses from Financial Intermediation

The following table sets forth the principal components of the Bank's expenses from financial intermediation for 2004 and 2005.

	Year ended December 31,				
	2004	% of total	2005	% of total	Variation (%)
	(in R$ thousands, except percentages)				
Deposits and funds obtained in the money market	12,978,230	63.1	15,246,252	67.8	17.5
Borrowings and onlendings	2,864,522	13.9	1,602,403	7.1	(44.1)
Leases	199,587	1.0	251,413	1.1	26.0
Allowance for loan losses	4,521,286	22.0	5,406,631	24.0	19.6
Total expenses from financial intermediation	20,563,625	100.0	22,506,699	100.0	9.4

Expenses from financial intermediation increased by 9.4%, from R$20.564 billion in 2004 to R$22.507 billion in 2005, primarily due to the following reasons:

- Expenses from deposits and funds obtained in the money market, increased by 17.5%, from R$12.978 billion in 2004 to R$15.246 billion in 2005. This increase was primarily due to a 35.4% increase (or R$1.495 billion) in expenses relating to time deposits and a 18.3% increase (or R$430.3 million) in savings deposits expenses due to an increase in the average balances of these deposits and in the SELIC rate, TR rate and CDI index.

- Expenses from borrowings and onlendings decreased by 44.1%, from R$2.865 billion in 2004 to R$1.602 billion in 2005. This decrease was primarily due to (i) a decrease of R$1.059 billion in expenses arising from obligations linked to the U.S. dollar, as a result of the unification by the Central

Bank of the commercial and floating exchange rate markets, and (ii) the recording of income from negative foreign exchange adjustments as "Other Operating Income", due to the 11.8% appreciation of the *real* compared to the U.S. dollar in 2005, compared to an appreciation of 8.1% in 2004.

- Expenses from leases increased by 26.0%, from R$199.6 million in 2004 to R$251.4 million in 2005, as a result of the increase in the volume of leases in 2005.

- The Bank's allowance for loan losses increased by 19.6%, from R$4.521 billion in 2004 to R$5.407 billion in 2005. This increase was primarily due to (i) an increase in the total balance of the credit portfolio, primarily due to increased volumes of agricultural financing and the increased risk related to such rural and agribusiness credit transactions and (ii) an increase in the provisions for deposits made by the Bank to cover its judgment and administrative litigation.

Gross Profit from Financial Intermediation

As a result of the foregoing factors, the gross profit from financial intermediation increased from R$10.8 billion in 2004 to R$10.2 billion in 2005.

Other Operating Income (Expenses)

The following table sets forth the principal components of the Bank's other operating income (expenses) for 2004 and 2005.

	Years ended December 31,		
	2004	2005	Variation (%)
	(in R$ thousands, except percentages)		
Banking Services Fees	6,606,837	7,648,070	15.8
Personnel expenses	(7,095,915)	(7,473,179)	5.3
Other administrative expenses	(5,465,754)	(5,670,208)	3.7
Tax expenses	(1,468,758)	(1,720,747)	17.2
Equity in the earnings (losses) of affiliated and subsidiary companies	46,357	(66,723)	N/A
Other operating income	5,823,882	7,623,475	30.9
Other operating expenses	(4,047,792)	(4,119,537)	1.8
Total other operating income (expenses)	(5,601,143)	(3,778,849)	(32.5)

Other operating income (expenses) decreased by 32.5%, from an expense of R$3.779 billion in 2004 to an expense of R$5.601 billion in 2005, primarily due to the following reasons:

- Banking services fees increased by 15.8%, from R$6.607 billion in 2004 to R$7.648 billion in 2005. The increase was primarily due to (i) a 31.3% increase (or R$359.4 million) in service fee income resulting from the Bank's *Plano Ouro de Serviços;* (ii) a 22.7% increase (or R$225.6 million) in investment funds fees; (iii) a 18.5% increase (or R$100.9 million) in income resulting from the Brazilian settlement and transfer of funds systems and (iv) a 20.2% increase (or R$96.1 million) in credit card fees.

- Personnel expenses increased by 5.3%, from R$7.096 billion in 2004 to R$7.473 billion in 2005. This increase was primarily due to an increase in salaries, payroll charges and benefits due to a 6% salary adjustment resulting from the 2005/2006 collective bargaining agreement.

- Other administrative expenses increased by 3.7%, from R$5.466 billion in 2004 to R$5.670 billion in 2005, primarily due to the overall growth of the business of the Bank during this period, including the creation of 354 new points of service (including 172 new branches) and a 8.6% increase (or 1.8 million) in the number of clients which resulted in a general increase in the Bank's administrative expenses, including expenses relating to communications (which increased 12.7%, or R$91.9 million), depreciation (which increased 21.4%, or R$87.5 million) and data processing (which increased 12.1%, or R$63.4 million).

- Tax expenses from payment of CPMF, IPTU, ITR, ISSQN, COFINS and the PASEP increased by 17.2%, from R$1.469 billion in 2004 to R$1.721 billion in 2005. The increase principally relates to the expansion of the Bank's operating income for tax purposes in 2005.

- Equity in the earnings (losses) of associated and subsidiary companies decreased from an income of R$46.3 million in 2004 to an expense of R$66.7 million in 2005. This decrease resulted mainly from a 124.6% increase in currency exchange losses (or R$358.3 million) primarily due to the increased appreciation of the *real* compared to the U.S. dollar (11.8% in the year ended December 31, 2005, compared to 8.1% in the same period in 2004), and the corresponding depreciation in real terms of the U.S. dollar-denominated capital of the Bank's affiliates outside of Brazil which are recorded in this line item.

- Other operating income increased by 30.9%, from R$5.824 billion in 2004 to R$7.623 billion in 2005. This increase was primarily due to (i) an increase in income from tax indebtedness under "Finsocial", which totaled R$1.194 million at the end of the year of 2005, primarily due to the recording of the remaining balance of the recovery of the Bank's Finsocial tax indebtedness; (ii) a 10.0% increase (or R$296.5 million) of the income from negative currency exchange adjustments on foreign currency liabilities, due mainly to the continued depreciation of the U.S. dollar and the Japanese Yen compared to the *real* (11.8% and 23.4% in the year ended December 31, 2005 compared to 8.1% and 4.0% in the same period in 2004, respectively); (iii) a 25.0% increase (or R$249.4 million) in the gains recorded from PREVI—Benefit Plan 1, as per CVM Deliberation n° 371/00 in the amount of R$267.7 million; and (iv) the increased income from guarantee deposits.

- Other operating expenses increased by 1.8%, from R$4.048 billion in 2004 to R$4.120 billion in 2005. This increase was primarily due to (i) a 7.5% increase (or R$161.6 million) in expenses from negative currency exchange adjustments of investments in foreign currencies, due primarily to (i) the increased devaluation of the U.S. dollar and Japanese yen (11.8% and 23.4% during 2005, compared to 8.1% and 4.0% in the same period in 2004, respectively), and (ii) a 209.6% (or R$158.7 million) in expenses from payment to the INSS). On the other hand, expenses related to the adjustment of social security liabilities decreased by 39.1% (or R$231.1 million), primarily due to the lower average of the INPC (5.0% in 2005 compared to 6.1% in 2004), partially offset by actuarial losses of R$200.8 million from the Bank's exclusive liabilities, , according to Deliberation CVM n° 371/00.

- Non-operating income increased by 61.2%, from R$130.3 million in 2004 to R$210.1 million in 2005, primarily due to an increase in profits from the sale of assets and in income from capital gains.

Profit Sharing

The profit sharing amount paid to the Bank's employees and management team increased from R$373.3 million in 2004 to R$533.4 million in 2005. In 2005, the Bank recorded a profit of R$7.241 billion

before income tax and social contributions for financial accounting purposes, compared to R$4.738 billion in 2004. The Bank's expense from income tax and social contributions increased from R$1.340 billion in 2004 to R$2.554 billion in 2005.

Net Income

As a result of the foregoing factors, the Bank's net income increased by 37.4%, from R$3.024 billion in 2004 to R$4.154 billion in 2005.

LIQUIDITY AND CAPITAL RESOURCES

Source of Funds

The main sources of funding for the Bank's domestic lending operations based on *real*, excluding lending and trade financing related to the federal government, are demand and savings deposits, bank certificates of deposits ("*Certificado de Depósito Bancário*" or "CDBs") sold to individuals or non-financial institutional clients, and inter-bank certificates of deposit ("*Certificado de Depósito Interbancário*" or "CDIs") sold to financial institutions. In addition, the Bank raises funds from the interbank market from time to time, as well as from short-term deposit operations received under security repurchase agreement to take advantage of opportunities arising from the Bank's holding of government securities.

The table below describes the Bank's sources of funds on a consolidated basis.

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in R$ millions)				
Non-federal government sources					
Demand deposits	28,991	35,802	40,059	32,448	38,712
Savings deposits	31,069	32,844	36,715	34,447	43,831
Interbank deposits	5,769	5,383	4,878	5,579	5,603
Time deposits	49,665	63,495	76,900	72,271	83,640
Other deposits	38	134	289	157	394
Total deposits	115,532	137,658	158,841	144,902	172,180
Open market	44,527	30,508	49,283	44,309	74,845
Total non-federal government sources	160,059	168,166	208,124	189,211	247,025
Federal government sources					
Onlending funds	10,611	13,370	14,335	13,348	16,528
Special operations	2	—	2	2	2
Total federal government sources	10,613	13,370	14,337	13,350	16,530
Total funding	170,672	181,536	222,461	202,561	263,555

Deposit Accounts

As of September 30, 2007, the balance of total deposits from individuals and legal entities, including demand deposits, savings deposits, interbank deposits, time deposits and other deposits amounted to R$172.2 billion, representing an increase of 8.4% compared to R$158.8 billion as of December 31, 2006 (R$137.7 billion as of December 31, 2005 and R$115.5 billion at December 31, 2004). The Brazilian currency deposit accounts of individuals and legal entities, which include demand deposits and savings accounts, accounted for 33.4% of the Bank's total non-federal government funding on September 30,

2007 (compared to 36.9% as of December 31, 2006, 40.8% as of December 31, 2005 and 37.5% as of December 31, 2004). As of September 30, 2007, the Bank had a total volume of currency deposit accounts (demand and savings) of R$82.5 billion, a decrease of 7.4% compared to R$76.8 billion as of December 31, 2006.

Demand Deposits

Demand deposits, which are largely credit balances in current accounts held with the Bank paying no interest to the depositor, amounted to R$38.7 billion of September 30, 2007 (compared to R$40.1 billion as of December 31, 2006, R$35.8 billion as of December 31, 2005 and R$29.0 billion as of December 31, 2004) and accounted for 22.5% of Banco do Basil's total deposits by amount (compared to 25.2% at December 31, 2006, 26.0% as of December 31, 2005 and 25.1% as of December 31, 2004).

According to the Central Bank's electronic data, as of December 31, 2006, the Bank had 31.1% of the total balance of demand deposits in Brazil (compared to 32.6% as of December 31, 2005 and 32.0% as of December 31, 2004), which was the largest demand deposit base in Brazil.

As of September 30, 2007, the Bank had approximately 25.2 million demand deposit accounts compared to 24.4 million as of December 31, 2006, 22.9 million as of December 31, 2005 and 21.1 million as of December 31, 2004, of which approximately 93.5 % were in the name of individuals (compared to 93.6% as of December 31, 2006, 93.8% as of December 31, 2005 and 93.6% as of December 31, 2004).

The Central Bank prescribes certain uses for funds obtained from demand deposit accounts and other sources to all Brazilian banks (such as float on taxes and other collections) and requires the Bank to deposit 45.0% of its daily average balance of demand deposits in excess of R$44.0 million in cash and on a non-interest bearing basis. The Central Bank also requires that an additional 8.0% of such deposits be made with the Central Bank, also in cash, but at the prevailing SELIC rate. An additional 25.0% of such funds must be lent at reduced interest rates to a designated sector of the economy, in the case of the Bank, to the various sectors of the agribusiness industry.

Savings Deposits

As of September 30, 2007, savings deposits amounted to R$43.8 billion (compared to R$36.7 billion as of December 31, 2006, R$32.8 billion as of December 31, 2005 and R$31.1 billion as of December 31, 2004), accounting for 25.5% of the total deposits maintained at the Bank (compared to 23.1% as of December 31, 2006, 23.9% as of December 31, 2005 and 26.9% as of December 31, 2004.

As of September 30, 2007, the Bank had approximately 16.4 million of savings deposits (compared to 15.4 million as of December 31, 2006, R$14.2 million as of December 31, 2005 and R$13.0 million as of December 31, 2004), of which approximately 99.2% were in the names of individuals (compared to 99.2% as of December 31, 2006, 99.2% as of December 31, 2005 and 99.1% as of December 31, 2004). This increase in the number of savings deposits in the last three years reflects the Bank's continuing efforts to increase its client base.

According to the Central Bank's regulations, banks in Brazil can offer two types of savings accounts: housing or agriculture. These accounts have identical terms, but differ as to the economic sector to which the deposited funds must be applied. To maximize the funding available for its agricultural sector lending, the Bank offers only savings accounts from which the deposited funds are then applied to the agricultural sector and uses other sources of funds to finance real estate financing offered to its clients.

The Bank is one of the only banks offering such savings accounts in Brazil, and, according to information published by the Central Bank, as of December 31, 2006, 97.8% of the country's savings accounts deposits from which funds are applied to the agricultural sector were maintained at the Bank (compared to 98.6% as of December 31, 2005 and 98.9% as of December 31, 2004). The Central Bank requires savings account deposits in Brazil to have a term of 30 days for individuals and a term of 90 days for "for-profit" corporations before interest can accrue. Interest earned on individuals' savings accounts is tax free, whereas interest earned on corporate savings accounts incurs income tax at a rate of 20.0%.

On April 28, 1982, the Bank has entered into an agreement with the Savings and Loan Association (*"Associação de Poupança e Empréstimo"* or "POUPEX"), which is managed by the Brazilian Army, under which the Bank has offered a special savings account. POUPEX is a civil partnership with the Army Housing Association (*"Fundação Habitacional do Exército"* or "FHE"), which collects, encourages and promotes savings among its members. The Bank is compensated for its services through fees collected from the FHE. As of September 30, 2007 and December 31, 2006, the balance of POUPEX accounts was R$1.5 billion and R$1.2 billion, respectively, compared to R$1.2 billion as of December 31, 2005 and R$961.8 million as of December 31, 2004.

Time Deposits

The Bank issues two types of time deposits through certificates of deposit: CDBs to non-financial institution clients and CDIs to financial institutions in the inter-bank market. As of September 30, 2007, CDBs and CDIs together represented 36.1% of the Bank's total funding (with CDBs accounting for 33.9% and CDIs accounting for 2.3%).

Open Market Transactions

The Bank participates in the federal government debt market in order to obtain funds for its commercial lending operations, principally using its portfolio of federal government securities to obtain liquidity in the market through repurchases and other similar transactions. The Bank has one of the largest portfolios of Brazilian public sector debt, amounting to approximately R$67.6 billion on September 30, 2007 (compared to R$67.6 billion as of December 31, 2006, R$59.4 billion as of December 31, 2005 and R$66.0 billion as of December 31, 2004). The Bank raises funds by borrowing under repurchase agreements secured on this portfolio in the inter-bank overnight market. The Bank also lends in the overnight market under repurchase agreements and believes that it accepts a wider range of public sector debt as collateral than most of its competitors. The Bank also participates actively in the public securities market at the request of clients.

Other Sources of Funds

The Bank derives float income from acting as a collection agent for various federal and state taxes and for social security contributions. As of December 31, 2005, the Bank collected approximately 24.6% of all federal government taxes. In addition, the Bank acts as a paying agent for the federal government social security system.

In addition to the transactions described above, the Bank engages in other borrowings to fund its domestic and international operations. In addition to its traditional deposit products, the Bank, through BB DTVM, offers its clients access to a wide range of funds tailored to the needs of each of the following market segments: individuals, corporations, public sector, institutional investors and non-resident investors. Although these transactions do not directly generate liquidity for use in the Bank's lending operations, the Bank believes that they are extremely important in terms of providing a competitive range of products and generating fee income.

Although the Central Bank makes a discount facility available to all Brazilian banks as a fallback source of liquidity, the Bank has never utilized this discount facility. The Bank does not grant security in respect of any of its funding obligations, other than funding in the overnight market, which is secured by the security being traded.

Use of Funds

The percentage of the Bank's assets represented by federal government securities has decreased over time. As of December 31, 2004 this percentage was approximately 29.0%, compared to 24.7% as of December 31, 2005 and 23.7% as of December 31, 2006. As of September 30, 2007, this percentage was 19.7%.

The percentage of the Bank's assets represented by lending operations (gross of provisions) increased from 33.4% as of December 31, 2004 to 36.5% as of December 31, 2005 and closed at 41.2% as of December 31, 2006.

The following table sets forth the breakdown of the Bank's lending operations by type of financial product offered:

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in R$ thousands)				
Loans and discounted bills					
Advances to depositors	38,359	9,568	15,559	13,579	18,138
Loans	28,742,991	32,047,496	40,829,073	35,448,574	46,070,153
Discounted bills	6,577,522	6,509,759	6,860,887	6,655,235	7,354,219
	35,358,872	38,566,823	47,705,519	42,117,388	53,442,510
Financing[1]					
Financing	9,696,166	13,107,121	19,440,143	14,667,780	26,495,805
Export financing	2,951,349	3,406,151	8,037,635	7,060,381	9,779,033
Financing in foreign currency	1,461,537	1,527,790	4,084,002	4,202,107	3,274,122
Refinancing conducted with the federal government	142,902	139,259	141,484	139,528	142,789
	14,251,954	18,180,321	31,703,264	26,069,796	39,691,749
Rural and agro industrial financing					
Rural financing—Optional investments	30,592	396,733	189,086	847,005	79,867
Rural financing—Mandatory investments	14,361,947	15,623,979	18,614,508	15,934,244	19,713,377
Rural financing—Restructured financing	14,406,139	17,367,036	19,917,950	18,924,266	19,762,178
Agro industrial financing	1,523,587	2,145,846	4,093,779	3,912,418	6,137,406
	30,322,265	35,533,594	42,815,322	39,617,933	45,692,828
Loans and discounted bills	79,933,091	92,280,738	122,224,105	107,805,117	138,827,087

(1) The Bank distinguishes "Financing" from "Loans and Discounted Bills" by defining financing as borrowings earmarked for a specific project or program, and classifying all other borrowings for working capital or other purposes as "Loans".

The Bank uses its funds in conjunction with its lending operations. Loans extended by the Bank are principally made to the agricultural sector due to both the Bank's policies and the regulatory requirements imposed on banks in Brazil by the Central Bank requiring 25.0% of all demand deposits and 65.0% of all savings account deposits be lent to the agricultural sector or used to acquire federal government securities. The Bank applies the same lending criteria to the agricultural sector as it applies to its other loans. The interest rates agricultural borrowers are charged under federal government programs (such as the Brazilian workers' association fund ("*Fundo de Amparo ao Trabalhador*" or " FAT") and the "*Poupança Ouro*" or savings deposits (MCR 6.4)) are lower than the costs of obtaining and onlending such funds by the Bank. As a result, the federal government pays the Bank the difference between the cost of funds and the margin of interest charged on these loans. This arrangement is referred to as the "equalization of rates". The criteria and amounts subject to this "equalization" are agreed in advance between the Bank and the federal government, allowing these transactions to generate revenues for the Bank comparable with the minimum return on equity established annually by the Bank's board of directors. The equalization amount also must be allocated in the federal government's annual budget.

The following table sets forth the breakdown of the Bank's "Other Receivables":

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in R$ thousands)				
Receivables on guarantees honored	70,977	159,669	51,315	147,301	47,225
Foreign exchange portfolio	8,529,983	9,155,727	9,455,929	10,433,252	11,537,655
Income receivable	180,106	237,167	279,587	240,496	317,121
Negotiation and intermediation of securities	235,270	46,298	114,143	48,563	190,645
Specific credits[1]	543,842	610,151	681,493	663,055	737,942
Special operations	1,355	575	575	575	575
Sundry[2][3]	23,514,698	27,806,392	33,611,834	33,396,118	32,017,051
Total[3][4]	33,076,231	38,015,979	44,194,876	44,929,360	44,848,214

(1) Amounts relating to securitization and agricultural operations in 1996 (see "— Loan Loss History").

(2) Amounts included under "Sundry" include salary advances, tax credits and loans due to the Bank. See note 8(c) to the financial statements.

(3) The balances as of December 31, 2005 were changed for comparative purposes, due to the reclassification made after the consolidation of the special purpose entities; "Dollar Diversified Payment Rights Finance Company and Nikkey Remittance Rights Finance Company" in conformity with CVM Instruction No. 408 of August 2004.

(4) Amounts are gross of allowance for other loan losses of R$856,088,000, R$3,712,545,000, R$2,907,983,000 and R$1,944,166,000 as of September 30, 2007, December 31, 2006, 2005 and 2004, respectively.

LENDING

Overview

The Bank's lending activities, including special transactions developed and undertaken for the federal government, are divided into several categories. The Bank primarily lends to the private sector, principally at its own risk. It lends to companies, businesses and individuals in three principal areas: industrial and commercial, agricultural and retail lending. Part of the Bank's lending includes the onlending of loans made to it by federal government entities to borrowers in Brazil both at the Bank's risk and at the federal government's risk.

The Bank's credit portfolio divided by segment, at the end of each respective period is reflected by the table below.

Credit Portfolio by Segment

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in R$ millions)				
Total Portfolio	88,554	101,789	133,157	118,349	150,184
Retail	27,501	30,987	40,435	37,504	48,576
Business	12,221	13,878	21,735	16,649	26,034
Agribusiness	30,036	35,709	45,064	40,320	48,446
Foreign Trade	7,992	9,623	11,000	10,532	12,073
Abroad	9,017	9,177	12,181	10,427	12,558
Other	1,786	2,415	2,741	2,917	2,497

The table below shows the concentration of the corporate lending portfolio in Brazil divided by economic macrosector.

Concentration of Credit Portfolio by Macrosector

	As of December 31,						As of September 30,			
Macrosector	2004	% of total	2005	% of total	2006	% of total	2006	% of total	2007	% of total
	(in R$ millions, except percentages)									
Services	7,597	15.7	7,162	12.9	6,802	9.0	7,030	10.4	9,493	10.6
Foods of Vegetal Origin	4,753	9.8	6,150	11.1	7,974	10.6	7,299	10.8	9,234	10.3
Metallurgy and Siderurgy	4,003	8.3	4,100	7.4	8,816	11.7	5,807	8.6	10,225	11.4
Automotive	3,417	7.1	4,387	7.9	5,449	7.2	4,747	7.0	5,712	6.4
Petroleum	3,351	6.9	3,666	6.6	5,035	6.7	4,752	7.0	6,532	7.3
Electronics	2,336	4.8	2,832	5.1	3,611	4.8	3,639	5.4	3,638	4.0
Foods of Animal Origin	2,535	5.2	2,717	4.9	3,431	4.6	2,942	4.4	3,966	4.4
Agricultural Inputs	2,188	4.5	2,384	4.3	2,389	3.2	2,147	3.2	2,999	3.3
Civil Construction	1,698	3.5	2,182	3.9	2,818	3.7	2,532	3.8	3,756	4.2
Textile	2,024	4.2	2,251	4.1	3,234	4.3	2,639	3.9	3,741	4.2
Retail	2,025	4.2	1,990	3.6	2,497	3.3	2,301	3.4	3,151	3.5
Pulp and Paper	1,576	3.3	2,242	4	3,530	4.7	3,401	5.0	3,958	4.4
Transportation	1,154	2.4	1,770	3.2	2,023	2.7	2,352	3.5	3,834	4.3
Chemical	1,641	3.4	1,869	3.4	2,595	3.4	2,185	3.2	3,069	3.4
Electric Energy	1,384	2.9	1,389	2.5	3,781	5.0	1,895	2.8	5,652	6.3

	As of December 31,						As of September 30,			
Macrosector	2004	% of total	2005	% of total	2006	% of total	2006	% of total	2007	% of total
	(in R$ millions, except percentages)									
Wholesale	824	1.7	1,565	2.8	1,622	2.2	1,811	2.7	1,750	1.9
Wood and Furniture	1,166	2.4	1,354	2.4	1,890	2.5	1,566	2.3	2,055	2.3
Telecommunications	1,310	2.7	1,074	1.9	1,836	2.4	1,605	2.4	1,685	1.9
Leather and Footwear	842	1.7	918	1.7	1,301	1.7	1,146	1.7	1,381	1.5
Beverage	683	1.4	492	0.9	1,209	1.6	585	0.9	1,497	1.7
Others	1,852	3.8	3,008	5.4	3,551	4.7	3,047	4.5	2,499	2.8
Total	48,358	100.0	55,502	100.0	75,394	100.0	67,432	100.0	89,825	100.0

Pursuant to Resolution CMN No. 2,844 of June 29, 2001 ("Resolution No. 2,844/01"), no Brazilian financial institution is authorized to lend more than 25% of its referential equity value (subject to certain adjustments) to one client or group of clients under the same control. In the case of the Bank, this limit excludes loans made by the Bank at the risk of the federal government or as its agent. the Bank's internal policy is more conservative than the regulatory requirements of the CMN. Lending operations are limited to the following maximum percentages of the Bank's referential equity value:

- 1.0% per each individual (or group of individuals, acting either on his/her own or together with others, which representing a common economic interest);
- 5.0% per each corporate client or economic group;
- 15.0% per each other financial institutions, for each institution;
- 15.0% per each clearing system;
- 20.0% per each economic sector, according to the internal classification of the Bank, except for the Wholesale and Retail sectors since they are naturally diversified and the Financial sector;
- 30.0% to all clearing systems; and
- 120.0% per each client or economic group whose total outstanding credit transactions exceeds 2.0% of the Bank's referential equity value.

Using the definition of customer under Resolution No. 2,844/01, which groups together all federal government related entities (including government-owned companies (*empresas públicas*) and companies with government-owned and privately-owned stock (*sociedades de economia mista*), the Bank's largest single client was the federal government. As of December 31, 2006, the largest single client of the Bank, excluding federal government-related entities, had loans outstanding in the amount of R$2.357 million and accounted for 7.7% of the Bank's referential equity value compared to R$1.461 million or 6.1% as of December 31, 2005 due to a foreign exchange variation in the period that led to the Bank exceeding the maximum of 5% limit on the referential equity value it had established. As of September 30, 2007, the largest debtor of the Bank, excluding federal government related entities, had operations accounting for 7.9% of the Bank's referential equity.

Average maturities of loans depend upon the sector to which the loan has been made. The Bank believes it currently lends on terms comparable with the private sector banks. Loans are generally made at pre-fixed rates or index based rates such as ANBID rate—*Taxa Anbid* or the federal government's long-term interest rate (*Taxa de Juros de Longo Prazo* or "TJLP"), plus a spread. Spreads fluctuate depending principally upon the source of funding, as well as the sector, the type of borrower and the program under which the loan is made.

Loan Loss History

Pursuant to Resolution No. 2,682/99, Brazilian financial institutions are required to classify their lending transactions at different levels and record allowances according to the risk level attributed to each such transaction. The classification is based on the financial condition of the client, the terms and conditions of the relevant transaction and also the period of time for which the transaction has been in arrears, if applicable, according to the criteria set out in Resolution No. 2,682/99. Transactions are classified as belonging to one of the following levels: AA, A, B, C, D, E, F, G and H, with AA being the best classification. Required allowances vary from 0.5% of the value of the transaction, in the case of level A transactions, to 100% in the case of level H transactions (for level AA transactions no allowances are required).

In certain situations, the Bank reschedules the payment of principal and interest on overdue loans in order to increase the likelihood of payment. The criteria for approval of loan rescheduling varies from case to case. Rescheduled loans are classified at the same risk level attributed to them before they are rescheduled, pursuant to Resolution CMN No. 2,682.

As a result of the Bank's concentration of significant portions of its loan portfolio in certain segments of the economy, especially in the agribusiness (32.3% of the Bank's total loan portfolio as of September 30, 2007), the Bank's levels of non-performing loans and allowances may fluctuate significantly according to factors affecting such segments.

In September 2007, transactions in default and allowances for loan losses represented 5.0% and 6.4% of the Bank's loan portfolio, respectively. If only transactions outstanding for over 60 days are considered, the allowances for loan losses would cover 187.4% of these operations compared to 196.6% as of September 30, 2006 and 222.2% as of December 31, 2006. The table below presents the evolution of the default indices of the Bank's credit portfolio:

Default Index

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in R$ millions, except percentages)				
Credit portfolio	88,554	101,789	133,157	118,349	150,184
Transactions overdue	4,296	5,724	5,524	6,319	7,525
Transactions overdue/Credit portfolio—%	4.9	5.6	4.1	5.3	5.0
Transactions overdue for more than 15 days	4,178	5,666	5,490	6,120	7,125
Transactions overdue for more than 15 days/Credit portfolio—%	4.7	5.6	4.1	5.2	4.7
Transactions overdue for more than 60 days	2,885	4,039	3,887	4,455	5,157
Transactions overdue for more than 60 days/Credit portfolio—%	3.3	4.0	2.9	3.8	3.4
Write-off for losses	2,641	3,164	4,285	2,908	2,832
Recovery	(1,021)	(1,019)	(1,227)	(802)	(1,033)
Total loss	1,620	2,145	3,058	2,106	1,798
Total loss/Credit portfolio—% per annum	1.8	2.1	2.3	2.3	1.6
Allowance	5,365	6,692	8,635	8,757	9,663
Allowance/Credit portfolio—%	6.1	6.6	6.5	7.4	6.4
Allowance/Transactions overdue for more than 15 days—%	128.4	118.1	158.0	143.1	135.6
Allowance/Transactions overdue for more than 60 days—%	186.0	165.7	222.2	196.6	187.4

The following table shows the Bank's total loans denominated in *reais*, the percentage of allowances and the percentage of charge-offs, in each case, as of September 30, 2006 and 2007 and as of December 31, 2004, 2005 and 2006. Loans include all Brazilian currency agricultural, industrial, and commercial and service sector loans.

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in R$ thousands, except percentages)				
Total lending operations[1]	79,933,091	92,280,737	122,224,106	107,805,117	138,827,088
Private sector	75,772,502	88,551,108	117,840,480	103,854,097	134,184,329
Public sector	4,160,589	3,729,629	4,383,626	3,951,020	4,642,759
Allowances[1]	(5,109,925)	(6,339,106)	(8,366,437)	(8,331,429)	(9,340,573)
As a percentage of total lending operations	6.4%	6.9%	6.8%	7.7%	6.7%
Charge-offs[1]	(2,641,101)	(3,163,978)	(4,284,507)	(2,906,756)	(2,832,023)
As a percentage of total lending operations	3.3%	3.4%	3.5%	2.7%	2.0%

(1) Excludes leasing and other receivables.

The Bank's loan portfolio has grown substantially in the past few years. Any corresponding increase in the Bank's level of past due loans may lag behind the rate of loan growth, because loans typically do not become past due within a short period of time after their origination. Rapid loan growth may also reduce the Bank's ratio of past due loans to total loans until such growth slows.

The following tables show past due loans by rating, broken down by days, as of December 31, 2006, and total past due amounts as of December 31, 2005 and 2006.

BB-Consolidated Transactions overdue

Risk level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total in 2006	%	Total in 2005
	(in R$ thousands, except percentages)									
B	16,899	313,600	33,600	281	1,598	3,001	—	368,979	7.0%	334,242
C	11,107	253,370	353,395	22,204	17,529	532	89	658,226	12.0%	693,737
D	2,860	82,902	112,692	272,748	47,198	2,945	—	521,345	9.0%	663,068
E	946	46,538	60,425	67,907	264,444	53,977	4,429	498,666	9.0%	543,536
F	424	16,746	20,093	29,000	276,674	47,801	—	390,738	7.0%	484,433
G	397	13,252	66,858	14,731	374,456	39,105	35,136	543,935	10.0%	601,599
H	1,399	109,713	120,011	73,860	306,369	1,586,284	344,941	2,542,577	46.0%	2,403,217
Total	34,032	836,121	767,074	480,731	1,288,268	1,733,645	384,595	5,524,466	100.0%	5,723,832

The classifications set forth above are based upon a determination made by the Bank according to Resolution CMN No. 2,682 and may not necessarily be comparable with classifications made by other Brazilian banks.

The following tables show the total credit portfolio, as well as allowances made by the Bank in relation to its lending operations, leasing operations and other credits, and a general table for credit operations and other open credits and integral and partial recovery previously provisioned or charged off as loss and other adjustments as of December 31, 2004, 2005 and 2006, respectively, and on September 30, 2007.

Risk level	As of September 30, 2007		
	%	Value of operations	Allowance
	(in R$ thousands, except percentages)		
AA	—	39,418,129	—
A	0.5	30,890,376	154,452
B	1.0	48,816,866	488,169
C	3.0	17,1221,993	513,660
D	10.0	5,344,167	534,417
E	30.0	2,137,248	641,174
F	50.0	756,109	378,054
G	70.0	1,085,569	759,898
H	100.0	4,613,697	4,613,697
Subtotal		150,184,154	8,083,521
Additional allowance in Brazil		—	20,580
Additional allowance abroad		—	1,559,157
Total		150,184,154	9,663,258

Risk level	As of December 31, 2006		
	%	Value of operations	Allowance
	(in R$ thousands, except percentages)		
AA	—	2,968,759	—
A	0.5	32,010,688	160,053
B	1.0	40,689,855	406,899
C	3.0	15,469,788	464,094
D	10.0	4,200,864	420,086
E	30.0	1,984,654	595,396
F	50.0	693,431	346,715
G	70.0	981,074	686,752
H	100.0	4,157,606	4,157,606
Subtotal		133,156,719	7,237,601
Additional allowance in Brazil		—	1,373,429
Additional allowance abroad		—	23,684
Total		133,156,719	8,634,714

Risk level	As of December 31, 2005		
	%	Value of operations	Allowance
	(in R$ thousands, except percentages)		
AA	—	18,406,992	—
A	0.5	29,174,155	145,871
B	1.0	31,363,897	313,639
C	3.0	13,302,069	399,062
D	10.0	3,412,893	341,289
E	30.0	1,174,673	352,402
F	50.0	727,375	363,687
G	70.0	804,327	563,029
H	100.0	3,422,308	3,422,308
Subtotal		101,788,689	5,901,287
Additional allowance in Brazil		—	749,166
Additional allowance abroad		—	41,198
Total		101,788,689	6,691,651

Risk level	As of December 31, 2004		
	%	Value of operations	Allowance
	(in R$ thousands, except percentages)		
AA	—	17,100,375	—
A	0.5	25,152,904	125,765
B	1.0	27,962,469	279,625
C	3.0	11,338,299	340,149
D	10.0	2,494,055	249,406
E	30.0	831,304	249,391
F	50.0	498,623	249,312
G	70.0	411,742	288,219
H	100.0	2,763,958	2,763,958
Subtotal		88,553,729	4,545,825
Additional allowance in Brazil		—	761,253
Additional allowance abroad		—	58,118
Total		88,553,729	5,365,196

The classifications set forth above are based upon a determination made by the Bank according to Resolution CMN No. 2,682 and may not necessarily be comparable with classifications made by other Brazilian banks.

The following table shows the allowances made by the Bank with respect to its lending operations, leasing operations and other receivables, as well as full and partial recoveries of credits previously provisioned or charged off and certain other adjustments for the years ended December 31, 2004, 2005 and 2006 and for the nine-month period ended September 30, 2007.

Total lending operations, leasing operations and other receivables	For the year ended December 31,			Nine-month period ended September 30,	
	2004	2005	2006	2006	2007
	(in R$ thousands)				
Opening balance	5,242,408	7,082,981	9,271,501	11,449,407	9,981,426
Addition/(reversal)	4,521,286	5,405,985	7,140,305	1,629,901	1,232,133
Charge-off	(2,659,919)	(3,178,976)	(4,288,965)	(1,048,002)	(988,281)
Foreign exchange variation	(20,794)	(38,489)	(15,734)	(532)	(6,085)
Closing balance	7,082,981	9,271,501	12,107,107	12,031,838	10,219,193
Recovery of charge-offs	1,020,959	1,018,876	1,226,943	272,196	301,725

Capital Adequacy

In accordance with Resolution CMN No. 2,099/94, as amended, most of the capital adequacy guidelines of the Basel Accord were incorporated into the Brazilian financial system effective as of January 1, 1995. Brazilian financial institutions are currently required to have referential equity value of at least 11% of their required stockholders' equity, which includes the risk-weighted assets requirement (11% of the risk-weighted assets), the swap requirement (20% of the swap risk) plus the requirement over interest rate exposure. Referential Equity Value is comprised mainly of Tier I capital (stockholders' equity) and Tier II capital (subordinated debt). See section "Regulation of the Brazilian Banking Industry".

The following table sets forth the Bank's risk-weighted assets and certain information regarding the Bank's compliance with capital adequacy regulations as of December 31, 2004, 2005, 2006 and as of September 30, 2006 and 2007.

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in R$ millions)				
Risk factor 300.0%[1]					
Total Portfolio	8,316	6,678	8,581	9,291	12,681
Risk-weighted assets	24,947	20,033	25,744	27,874	38,045
Risk factor 100.0%					
Total Portfolio	89,454	104,426	134,997	120,962	148,015
Risk-weighted assets	89,454	104,426	134,997	120,962	148,015
Risk factor 50.0%					
Total Portfolio	20,169	28,450	19,210	24,634	17,237
Risk-weighted assets	10,085	14,225	9,605	12,317	8,619
Risk factor 20.0%					
Total Portfolio	13,468	4,567	2,702	4,459	3,606
Risk-weighted assets	2,694	913	540	892	721
Total Risk-weighted assets	127,179	139,598	170,886	162,045	195,400
Referential Equity Value (PR)[2]	20,050	24,639	30,756	29,919	32,469
Swap risk	982	1,113	1,661	1,401	1,784
Referential Equity Value Requirement over Swap Risk	196	223	332	280	357
Referential Equity Value Requirement over Interest Rate Exposure	326	258	439	449	847
Required Stockholders' Equity (PLE)[3]	14,513	15,836	19,569	18,554	22,698
Capital ratio (%)	15.2	17.1	17.3	17.7	15.7

(1) Regulated by Central Bank Circular No. 2,916, dated August 6, 1999.

(2) For purposes of determining capital adequacy, referential equity value is calculated in accordance with Resolution CMN No. 2,099 (revised by Central Bank Circular No. 2,568 of May 4, 1995 and the Circular No. 2,784 of November 27, 1997) and Resolution 2,837, and may not match the amount reported in the Bank's audited financial statements for the relevant periods. Referential equity value = stockholders' equity + net income + subordinated debt. See note 21 to the financial statements as of September 30, 2007, 2006 and 2005 and note 19 to the 2004 financial statements for further information.

(3) In 2003, required stockholders' equity = 11.0% of the risk-weighted assets + capital adequacy for swap risk + 50.0% over foreign exchange variation (this factor is to be applied when the exchange exposure exceeds 5% of the Referential Equity Value) + interest rate exposure. In September 2007, the Central Bank enacted Circular No. 3,367, which defined the new procedures for calculation of the risk-weighted capital.

In May 2001, the Central Bank enacted Circular No. 3,031, which prescribed: (i) 0% risk-weight for lending operations with the federal government, (ii) 50% risk-weight for lending operations or guarantees with other financial institutions or other institutions regulated by the Central Bank; (iii) 100% risk-weight for lending operations or guarantees with state and municipal governments and the federal capital, Brasília (DF), and (iv) 50% risk-weight for assets represented by Brazilian real estate certificates.

Partly as a result of the Bank's applications to the Central Bank for the risk-weight factor associated with certain of its assets to be reclassified, the federal government announced a series of measures designed to ensure that the Bank achieves compliance with minimum capital adequacy requirements. See "Risk Factors—Risks Relating to the Brazilian Banking Industry—Minimum capital adequacy requirements imposed on the Bank may adversely impact the Bank's results of operations and financial conditions". These measures reduced the risk-weighted assets and the Bank's capital increased to 12.7% of assets determined on a risk-weighted basis (figures calculated based on the Bank's June 30, 2001 financial statements).

The Central Bank enacted Circular No. 3,054 on August 9, 2001, and, enacted Circular-Letter No. 2,975 on September 14, 2001, which established a 0% risk-weight for lending operations or guarantees related to pledge agreements.

Following the restructuring program implemented on June 30, 2001 by the federal government, the Bank and the federal government implemented the following on December 31, 2001: (i) the assignment to the federal government of the PESA in the amount R$4.2 billion during the year ended December 31, 2001; (ii) transfer of the Coffee Business Development Fund ("*Fundo de Desenvolvimento da Economia Cafeeira*" or "FUNCAFÉ") onlending transactions in the amount of R$1.04 billion; and (iii) the value of the operations relating to the federal government's Fund for the Development of the Central-Western Region of Brazil ("*Fundo Constitucional de Desenvolvimento do Centro-Oeste*" or "FCO") onlending transactions increased to R$324.6 million and the amounts classified as Tier 2 capital with the FCO funds onlent to the Bank totaled R$3.31 billion as of December 31, 2001. As a result of these measures implemented by the federal government as of December 31, 2001, the Bank's capital was 12.7% of assets determined on a risk-weighted basis.

Pursuant to Circular Nos. 3,068 and 3,082 issued by the Central Bank, on November 8, 2001 and January 30, 2002, respectively, the Bank implemented a new valuation and accounting criteria for marketable securities and financial derivative instruments for the year ended December 31, 2002. The application of this new accounting policy had a net negative impact on stockholders' equity amounting to R$954.2 million, which stood at R$9.197 billion as of December 31, 2002. As of December 31, 2002, the Bank's capital was 12.2% of assets determined on a risk-weighted basis.

In July 2003, the Central Bank enacted Circular No. 3,194, which reduced the risk factor applied to foreign exchange exposure from 100% (effective since October 2002, pursuant to Central Bank's Circular 3,156 of the Central Bank) to 50% when the exchange exposure exceeds 5% of the Referential Equity Value.

In December 2002, Resolution No. 3,059 (as further amended by Resolution No. 3,355/06) was enacted, allowing financial institutions to gradually exclude, for purposes of calculating Tier 1 referential equity value, those deferred tax credits that are estimated to be realized in more than five years, beginning with the exclusion of 20% of those credits in January 2004 and reaching 100% in January 2008. After January 2008, the total amount of deferred tax credits cannot exceed 40% of the Tier 1 referential equity value. If the Bank is unable to maintain its taxable income in the future, it may be required to write-off its deferred tax credits and could be compelled by the Central Bank to reduce its assets and stockholders' equity accordingly. Any such write-off or reduction may have a material adverse effect on the Bank's financial condition and results of operations. In September 2003, the Central Bank enacted Circular 3,203, reducing the risk-weighted factor of deferred tax credits excluded in the calculation of Tier 1 capital from 300% to 0%. From January 2004, the deferred tax credits not included in the above-mentioned Circular remain weighted at a 300% risk factor. The Bank is unable to predict whether or not it will be able to maintain its taxable income in the future as the CMN regulations setting out requirements for Tier 1 capital have not yet been published.

As of December 31, 2004, the Bank's capital was 15.2% of assets determined on a risk weighted basis, compared to 17.1% as of December 31, 2005, and 17.3% as of December 31, 2006. As of September 30, 2007, the Bank's capital was 15.7% of the risk-weighted assets.

Liquidity

The Bank maintains capital levels within the acceptable levels of its market risk and liquidity policies. Among the management's tools used to control liquidity risks is the plan of liquidity contingencies ("*Plano de Contingência de Liquidez*") designed to guide management to control liquidity risks whenever the projections of short-term liquidity identify levels below the accepted minimum reserves. Such reserves represent the minimum level of high liquidity assets to be maintained by the Bank as a protection against the exposition resulting from the characteristics of its operations and market conditions. Whenever the plan of liquidity contingencies is used, it results in the management evaluating the projected liquidity and of the costs to recompose to the established level.

In the event the Bank fails to comply with the minimum capital requirements established by the Basel Accord, the Bank could be compelled to curtail its lending activities and change its strategy.

Interest Rate and Exchange Rate Sensitivity

As part of its asset and liability management, the Bank aims to minimize the negative impact of interest rate and foreign exchange rate fluctuations on its financial results by selectively matching assets and liabilities. The following tables set out information regarding the Bank's balance sheet maturity and currency profile as of September 30, 2007 and 2006, and as of December 31, 2006, 2005 and 2004.

Amounts contained in the *real* columns reflect assets and liabilities that are either denominated in or whose values are determined by reference to the *real*. Amounts contained in the U.S. dollar columns reflect assets and liabilities that are either denominated in or whose values are determined by reference to the U.S. dollar, adjusted into the *real* using the year ended period exchange rate. Such amounts are referred to as "U.S. dollar-denominated" in this Section.

As of September 30, 2007, the Bank had certain transactions outstanding that were denominated in foreign currencies other than U.S. dollars. The Bank has minimized its net exposure to fluctuations other currencies such as the U.K. Pound Sterling, and Japanese Yen and all such transactions are reflected in the appropriate U.S. dollar columns in the tables below.

As of September 30, 2007[1]

	Three months or less			Three to twelve months			Over twelve months			
	R$	US$	Total	R$	US$	Total	R$	US$	Total	Total
	(in R$ millions)[2]									
Assets										
Cash	3,780.4	585.3	4,365.8	—	—	—	—	—	—	4,365.8
Investments	14,602.0	8,708.3	23,310.3	27,611.3	206.0	27,817.3	197.5	94.0	291.5	51,419.1
Financing	26,842.6	5,015.0	31,857.6	25,013.6	3,047.3	28,061.0	62,373.1	8,650.4	71,023.5	130,942.1
Foreign exchange	—	—	—	—	—	—	—	—	—	—
Portfolio[3]	9,209.7	278.5	9,488.2	17,409.5	565,6	17,975.1	44,817.3	1,845.0	46,662.3	74,125.6
Other assets	44,026.4	5,150.1	49,176.4	2,111.1	4,745.3	6,856.4	25,381.4	131.3	25,512.7	81,545.5
Total assets	98,461.1	19,737.2	118,198.3	72,145.5	8,564.3	80,709.8	132,769.2	10,720.7	143,490.0	342,398.1
Derivative instruments		(1,421.4)	(1,421.4)	—	(1,197.3)	(1,197.3)	—	(946.1)	(946.1)	(3,564.8)

(footnotes on following page)

(1) The allocation of maturities in this table is based on information contained in the management accounts of the Bank.
(2) Amounts included in columns titled "US$" (which for purposes of this offering memorandum include amounts in U.S. dollar and other foreign currencies) relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into *reais* at R$1.84 to US$1.00, the prevailing rate of exchange on September 30, 2007.
(3) This item reflects the maturity of the securities

	As of September 30, 2006(1)									
	Three months or less			Three to twelve months			Over twelve months			
	R$	US$	Total	R$	US$	Total	R$	US$	Total	Total
	(in R$ millions)(2)									
Assets										
Cash	3,539.9	1,019.3	4,559.2	—	—	—	—	—	—	4,559.2
Investments	11,329.4	12,146.5	23,475.9	109.4	5,361.9	5,471.3	522.8	22.0	544.9	29,492.0
Financing	24,483.4	3,117.6	27,601.1	20,288.1	2,752.9	23,041.0	42,912.9	7,089.7	50,002.6	100,644.7
Foreign exchange	—	—	—	—	—	—	—	—	—	—
Portfolio(3)	6,918.4	464.9	7,383.2	13,491.1	538.4	14,029.5	50,489.6	1,863.9	52,353.5	73,766.2
Other assets	32,780.1	5,478.2	38,258.3	1,128.6	3,836.5	4,965.1	29,757.0	172.4	29,929.4	73,152.9
Total assets	79,051.2	22,226.5	101,277.7	35,017.1	12,489.8	47,506.9	123,682.2	9,148.2	132,830.4	281,615.0
Derivative instruments	—	(921.8)	(921.8)	—	(1,025.6)	(1,025.6)	—	(690.7)	(690.7)	(2,638.1)

(1) The allocation of maturities in this table is based on information contained in the management accounts of the Bank.
(2) Amounts included in columns titled "US$" (which for purposes of this offering memorandum include amounts in U.S. dollar and other foreign currencies) relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into *reais* at R$2.17 to US$1.00 the prevailing rate of exchange on September 30, 2006.
(3) This item reflects the maturity of the securities.

	As of December 31, 2006(1)									
	Three months or less			Three to twelve months			Over twelve months			
	R$	US$	Total	R$	US$	Total	R$	US$	Total	Total
	(in R$ millions)(2)									
Assets										
Cash	3,625.1	1,123.7	4,748.8	—	—	—	—	—	—	4,748.8
Investments	16,357.0	12,125.9	28,482.9	224.7	137.8	362.5	224.3	17.9	242.3	29,087.7
Financing	26,392.5	3,937.1	30,329.6	22,710.4	2,846.6	25,557.1	49,787.4	9,422.8	59,210.2	115,096.9
Foreign exchange	—	—	—	—	—	—	—	—	—	—
Portfolio(3)	4,838.7	603.8	5,442.4	14,904.4	327.7	15,232.1	50,371.9	2,061.4	52,433.3	73,107.8
Other assets	35,067.7	4,699.3	39,766.9	662.4	4,396.7	5,059.0	29,329.9	159.2	29,489.1	74,315.1
Total assets	86,281.0	22,489.7	108,770.7	38,501.9	7,708.9	46,210.8	129,713.5	11,661.4	141,374.9	296,356.4
Derivative instruments	—	(1,060.6)	(1,060.6)	—	(1,768.0)	(1,768.0)	—	(1,549.9)	(1,549.9)	(4,378.4)

(1) The allocation of maturities in this table is based on information contained in the management accounts of the Bank.

(footnotes continued on following page)

(2) Amounts included in columns titled "US$" (which for purposes of this offering memorandum include amounts in U.S. dollar and other foreign currencies) relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into *reais* at R$2.14 to US$1.00 the prevailing rate of exchange as of December 31, 2006.

(3) This item reflects the maturity of the securities

	As of December 31, 2005[1]									
	Three months or less			Three to twelve months			Over twelve months			
	R$	US$	Total	R$	US$	Total	R$	US$	Total	Total
	(in R$ millions)[2]									
Assets										
Cash	2,669.6	3,158.0	5,827.7	—	—	—	—	—	—	5,827.7
Investments	1,161.5	18,522.5	19,684.0	3,190.2	2,788.1	5,978.3	3,310.1	23.5	3,333.6	28,995.9
Financing	21,484.6	1,612.3	23,096.9	18,532.5	2,373.3	20,905.8	36,315.6	6,454.9	42,770.5	86,773.2
Loans and onlendings	21,482.5	1,610.9	23,093.5	18,532.5	2,362.6	20,895.1	35,506.0	6,447.1	41,953.1	85,941.6
Commercial leasing	2.0	1.4	3.4	0.1	10.7	10.7	809.6	7.9	817.4	831.6
Foreign exchange	—	—	—	—	—	—	—	—	—	—
Portfolio[3]	3,420.1	1,129.6	4,549.7	11,973.0	349.3	12,322.4	47,267.3	2,330.8	49,598.1	66,470.1
Other assets	23,266.5	8,081.9	31,348.4	7,142.1	115.6	7,257.7	26,111.8	192.2	26,303.9	64,910.0
Total assets	52,002.2	32,504.4	84,506.7	40,837.9	5,626.3	46,464.2	113,004.7	9,001.4	122,006.1	252,977.0
Derivative instruments	—	16.4	16.4	—	(55.8)	(55.8)	—	(93.9)	(93.9)	(133.3)

(1) The allocation of maturities in this table is based on information contained in the management accounts of the Bank.

(2) Amounts included in columns titled "US$" (which for purposes of this offering memorandum include amounts in U.S. dollar and other foreign currencies) relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into *reais* at R$2.34 to US$1.00 the prevailing rate of exchange as of December 31, 2005.

(3) This item reflects the maturity of the securities.

	As of December 31, 2004[1]									
	Three months or less			Three to twelve months			Over twelve months			
	R$	US$	Total	R$	US$	Total	R$	US$	Total	Total
	(in R$ millions)[2]									
Assets										
Cash	2,481.6	13,012.2	15,493.8	—	—	—	—	—	—	15,493.8
Investments	961.9	12,713.5	13,675.4	—	—	—	1,344.7	1,433.3	2,778.0	16,453.4
Financing	17,757.4	2,198.4	19,955.8	14,320.7	4,119.7	18,440.3	33,659.6	3,340.5	37,000.1	75,396.2
Loans and onlendings	17,755.3	2,196.8	19,952.0	14,320.6	4,115.4	18,436.0	33,100.0	3,335.1	36,435.2	74,823.2
Commercial leasing	2.1	1.6	3.7	0.1	4.3	4.4	559.6	5.3	564.9	573.0
Foreign exchange	—	—	—	—	—	—	—	—	—	—
Portfolio[3]	4,830.5	955.8	5,786.2	13,320.2	1,279.7	14,599.9	50,834.6	2,264.6	53,099.1	73,485.3
Other assets	26,474.0	7,656.0	34,130.0	2,150.8	160.1	2,310.8	21,497.4	247.3	21,744.6	58,185.4
Total assets	52,505.3	36,535.9	89,041.1	29,791.6	5,559.5	35,351.0	107,336.3	7,285.6	114,622.0	239,014.1
Derivative instruments	—	(524.7)	(524.7)	—	(1,131.2)	(1,131.2)	—	(66.9)	(66.9)	(1,722.8)

(footnotes on following page)

(1) The allocation of maturities in this table is based on information contained in the management accounts of the Bank.
(2) This item reflects the maturity of the securities.
(3) Amounts included in columns titled "US$" (which for purposes of this offering memorandum include amounts in U.S. dollar and other foreign currencies) relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into *reais* at R$2.65 to US$1.00 the prevailing rate of exchange as of December 31, 2004.

	As of September 30, 2007[1]									
	Three months or less			Three to twelve months			Over twelve months			
	R$	US$	Total	R$	US$	Total	R$	US$	Total	Total
	(in R$ millions)[2]									
Liabilities										
Demand deposits	36,053.5	2,906.4	38,959.9	—	—	—	—	—	—	38,959.9
Savings deposits	43,831.0	—	43,831.0	—	—	—	—	—	—	43,831.0
Time deposits	58,750.8	4,683.4	63,434.2	2,494.0	1,415.6	3,909.6	15,961.7	480.3	16,442.0	83,785.9
Interbank deposits	527.9	1,667.3	2,195.2	557.2	2,481.2	3,038.4	4.5	364.8	369.3	5,603.0
Debentures[3]	131.9	194.6	326.5	353.2	—	353.2	641.5	295.4	936.8	1,616.5
Amounts in transit	2,064.3	1,362.0	3,426.3	—	—	—	—	—	—	3,426.3
Securities and repurchase agreements	48,747.6	857.0	49,604.6	14,441.2	2,313.1	16,754.3	7,071.2	1,415.3	8,486.5	74,845.4
Borrowed funds	9,272.8	710.1	9,982.9	3,139.1	591.0	3,730.1	4,116.0	1,680.0	5,796.0	19,509.0
Other payables	16,433.9	5,839.6	22,273.5	2,989.5	4,910.2	7,899.7	14,996.0	2,480.0	17,475.9	47,649.1
Total liabilities	215,813.7	18,220.5	234,034.2	23,974.3	11,711.1	35,685.4	42,790.9	6,715.7	49,506.6	319,226.2
Deferred income	—	—	—	—	—	—	102.0	4.6	106.6	106.6
Stockholders' equity	—	—	—	—	—	—	23,065.3	—	23,065.3	23,065.3
Total liabilities and stockholders' equity	215,813.7	18,220.5	234,034.2	23,974.3	11,711.1	35,685.4	65,958.2	6,720.3	72,678.5	342,398.1

(1) The allocation of maturities in this table is based on information contained in the management accounts of the Bank.
(2) Securities portfolio allocated according their maturities. Consists of liquidity instruments that can be negotiated anytime.
(3) Amounts included in columns titled "US$" (which for purposes of this offering memorandum include amounts in U.S. dollar and other foreign currencies) relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into *reais* at R$1.84 to US$1.00 the prevailing rate of exchange as of September 30, 2007.

	As of September 30, 2006[1]									
	Three months or less			Three to twelve months			Over twelve months			
	R$	US$	Total	R$	US$	Total	R$	US$	Total	Total
	(in R$ millions)[3]									
Liabilities										
Demand deposits	30,060.5	2,544.9	32,605.5	—	—	—	—	—	—	32,605.5
Savings deposits	34,447.1	—	34,447.1	—	—	—	—	—	—	34,447.1
Time deposits	46,065.7	5,641.9	51,707.7	2,878.4	1,082.0	3,960.5	16,180.2	422.4	16,602.6	72,270.8
Interbank deposits	201.8	2,129.6	2,331.3	759.0	2,042.7	2,801.7	34.4	411.3	445.7	5,578.7
Debentures[2]	131.6	11.3	142.9	431.4	399.5	830.8	1,324.3	169.4	1,493.7	2,467.4
Amounts in transit	2,001.01	1,260.9	3,261.9	—	—	—	—	—	—	3,261.9
Securities and repurchase agreements	29,247.5	204.5	29,452.0	7,399.4	1,701.1	9,100.5	4,668.1	1,088.6	5,756.6	44,309.2
Borrowed funds	7,207.8	1,087.7	8,295.5	1,884.7	1,015.0	2,899.7	4,255.6	2,230.1	6,485.7	17,680.9
Other payables	13,789.4	6,801.5	20,590.9	1,978.2	8,176.8	10,155.0	14,195.1	3,732.8	17,927.9	48,673.8
Total liabilities	163,152.5	19,682.3	182,834.8	15,331.1	14,417.2	29,748.3	40,657.7	8,054.5	48,712.3	261,295.4
Deferred income	—	—	—	—	—	—	116.5	5.9	122.5	122.5
Stockholders' equity	—	—	—	—	—	—	20,197.2	—	20,197.2	20,197.2
Total liabilities and stockholders' equity	**163,152.5**	**19,682.3**	**182,834.8**	**15,331.7**	**14,417.2**	**29,748.3**	**60,971.4**	**8,060.5**	**69,031.9**	**281,615.0**

(1) The allocation of maturities in this table is based on information contained in the management accounts of the Bank.

(2) Securities portfolio allocated according their maturities. Consists of liquidity instruments that can be negotiated anytime.

(3) Amounts included in columns titled "US$" (which for purposes of this offering memorandum include amounts in U.S. dollar and other foreign currencies) relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into *reais* at R$2.14 to US$1.00 the prevailing rate of exchange as of December 31, 2006.

	As of December 31, 2006[1]									
	Three months or less			Three to twelve months			Over twelve months			
	R$	US$	Total	R$	US$	Total	R$	US$	Total	Total
	(in R$ millions)[3]									
Liabilities										
Demand deposits	37,183.5	3,164.5	40,348.0	—	—	—	—	—	—	40,348.0
Savings deposits	36,714.4	—	36,714.4	—	—	—	—	—	—	36,714.4
Time deposits	45,277.2	5,899.6	51,176.9	3,496.2	1,180.3	4,676.5	20,625.1	421.9	21,047.0	76,900.4
Interbank deposits	84.9	171.2	256.1	966.2	3,236.2	4,202.4	3.0	416.6	419.6	4,878.1
Debentures[2]	144.5	—	144.5	431.1	572.0	1,003.1	1,156.5	—	1,156.5	2,304.1
Amounts in transit	1,811.7	1,751.1	3,562.8	—	0.0	0.0	—	—	—	3,562.9
Securities and repurchase agreements	32,224.9	724.4	32,949.3	8,324.4	1,660.6	9,984.9	5,087.1	1,262.0	6,349.2	49,283.4
Borrowed funds	7,520.0	545.0	8,065.0	2,122.1	1,128.3	3,250.4	4,692.5	2,064.4	6,757.0	18,072.4
Other payables	16,065.8	7,513.4	23,579.2	764.4	2,937.6	3,702.0	12,586.0	3,538.8	16,124.8	43,405.9
Total liabilities	177,026.9	19,769.2	196,796.1	16,104.4	10,715.1	26,819.5	44,150.2	7,703.8	51,854.1	275,469.6
Deferred income	—	—	—	—	—	—	122.0	6.6	128.6	128.6
Stockholders' equity	—	—	—	—	—	—	—	—	—	—
Total liabilities and stockholders' equity	177,026.9	19,769.2	196,796.1	16,104.4	10,715.1	26,819.5	65,030.4	7,710.4	72,740.8	296,356.4

(1) The allocation of maturities in this table is based on information contained in the management accounts of the Bank.

(2) Securities portfolio allocated according their maturities. Consists of liquidity instruments that can be negotiated anytime.

(3) Amounts included in columns titled "US$" (which for purposes of this offering memorandum include amounts in U.S. dollar and other foreign currencies) relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into *reais* at R$2.14 to US$1.00 the prevailing rate of exchange as of December 31, 2006.

	As of December 31, 2005[1]									
	Three months or less			Three to twelve months			Over twelve months			
	R$	US$	Total	R$	US$	Total	R$	US$	Total	Total
	(in R$ millions)[3]									
Liabilities										
Demand deposits	31,829.2	4,107.4	35,936.7	—	—	—	—	—	—	35,936.7
Savings deposits	32,844.2	—	32,844.2	—	—	—	—	—	—	32,844.2
Time deposits	34,313.6	6,804.3	41,117.9	3,581.5	943.6	4,525.1	17,303.4	548.4	17,851.8	63,494.7
Interbank deposits	525.5	2,246.3	2,771.8	81.3	1,871.5	1,952.8	312.1	346.0	658.0	5,382.6
Debentures[2]	—	—	—	0	439.9	439.9	2,575.7	150.0	2,725.7	3,165.6
Amounts in transit	1,531.9	1,419.5	2,951.5	—	1.5	1.5	—	—	—	2,953.0
Securities and repurchase agreements	16,258.7	89.5	16,348.2	8,768.7	378.1	9,146.8	4,535.6	477.6	5,013.2	30,508.3
Borrowed funds	13,355.4	1,020.9	14,376.3	9.9	1,218.9	1,228.8	5.0	2,618.6	2,623.6	18,228.7
Other payables	5,894.2	16,879.6	22,773.9	4,321.7	1,239.7	5,561.4	11,833.2	3,190.1	15,023.4	43,358.7
Total liabilities	136,552.9	32,567.5	169,120.5	16,763.2	6,093.2	22,856.4	36,565.0	7,330.7	43,895.7	235,872.6
Deferred income	—	—	—	—	—	—	124.6	—	124.6	124.6
Stockholders' equity	—	—	—	(0)	—	(0)	16,979.8	—	16,979.8	16,980.0
Total liabilities and stockholders' equity	136,552.9	32,567.5	169,120.5	16,763.2	6,093.2	22,856.4	53,669.4	7,330.7	61,000.1	252,977.1

(1) The allocation of maturities in this table is based on information contained in the management accounts of the Bank.

(2) Securities portfolio allocated according their maturities. Consists of liquidity instruments that can be negotiated anytime.

(3) Amounts included in columns titled "US$" (which for purposes of this offering memorandum include amounts in U.S. dollar and other foreign currencies) relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into *reais* at R$2.34 to US$1.00 the prevailing rate of exchange as of December 31, 2005.

	As of December 31, 2004[1]									
	Three months or less			Three to twelve months			Over twelve months			
	R$	US$	Total	R$	US$	Total	R$	US$	Total	Total
	(in R$ millions)[3]									
Liabilities										
Demand deposits	27,041.8	1,987.2	29,029.0	—	—	—	—	—	—	29,029.0
Savings deposits	31,069.5	—	31,069.5	—	—	—	—	—	—	31,069.5
Time deposits	35,856.3	8,036.3	43,892.6	7.0	906.7	913.6	4,248.7	609.9	4,858.7	49,664.9
Interbank deposits	457.0	2,215.3	2,672.3	470.5	2,280.6	2,751.1	59.0	286.1	345.1	5,768.5
Debentures[2]	—	—	—	—	201.0	201.0	—	574.8	574.8	775.8
Amounts in transit	462.1	1,268.1	1,730.2	—	0.4	0.4	—	—	—	1,730.6
Securities and repurchase agreements	37,038.5	354.2	37,392.6	1,945.7	310.8	2,256.5	4,316.3	561.5	4,877.8	44,526.9
Borrowed funds	4,324.2	10,537.3	14,861.6	60.6	1,225.1	1,285.7	6,226.6	4,804.9	11,031.5	27,178.7
Other payables	9,964.2	7,030.0	16,994.2	41.1	634.9	676.0	12,382.4	4,978.5	17,360.8	35,031.1
Total liabilities	146,213.6	31,428.4	177,642.0	2,524.9	5,559.4	8,084.2	27,233.0	11,815.7	39,048.7	224,774.9
Deferred income	—	—	—	—	—	—	133.6	—	133.6	133.6
Stockholders' equity	—	—	—	—	—	—	14,105.7	—	14,105.7	14,105.7
Total liabilities and stockholders' equity	146,213.6	31,428.4	177,642.0	2,524.9	5,559.4	8,084.2	41,472.2	11,815.7	53,287.9	239,014.1

(1) The allocation of maturities in this table is based on information contained in the management accounts of the Bank.

(2) Securities portfolio allocated according their maturities. Consists of liquidity instruments that can be negotiated anytime.

(3 Amounts included in columns titled "US$" (which for purposes of this offering memorandum include amounts in U.S. dollar and other foreign currencies) relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into *reais* at R$2.65 to US$1.00 the prevailing rate of exchange as of December 31, 2004.

The following table sets forth the analysis of the mismatch between assets and liabilities:

	As of September 30, 2007									
	Three months or less			Three to twelve months			Over twelve months			
	R$	US$	Total	R$	US$	Total	R$	US$	Total	Total
	(in R$ millions)[2]									
Total assets	98,461.1	19,737.2	118,198.3	72,145.5	8,564.3	80,709.8	132,769.2	10,720.7	143,490.0	342,398.1
Total liabilities[1]	215,813.7	18,220.5	234,034.2	23,974.3	11,711.1	35,685.4	65,958.2	6,720.3	72,678.5	342,398.1
Total liabilities as a percentage of assets	0.2	0.1	0.2	0.0	0.1	0.0	0.0	0.1	0.1	0,1
Gap between assets and liabilities	(117,352.6)	1,516.7	(115,835.9)	48,171.2	(3,146.8)	45,024.4	66,811.0	4,000.5	70,811.5	—
Cumulative gap	(117,352.6)	1,516.7	(115,835.9)	(69,181.4)	(1,630.1)	(70,811.5)	(2,370.3)	2,370.3	—	—

(1) Demand deposits, savings deposits, time deposits, and securities and repurchase agreements are included in total liabilities.
(2) Amounts included in columns titled "US$" (which for purposes of this offering memorandum include amounts in U.S. dollar and other foreign currencies) relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into *reais* at R$1.84 to US$1.00 the prevailing rate of exchange as of September 30, 2007.

	As of September 30, 2006									
	Three months or less			Three to twelve months			Over twelve months			
	R$	US$	Total	R$	US$	Total	R$	US$	Total	Total
	(in R$ millions)[2]									
Total assets	79,051.2	22,226.5	101,277.7	35,017.1	12,489.8	47,506.9	123,682.2	9,148.2	132,830.4	281,615.0
Total liabilities[1]	163,152.5	19,682.3	182,834.8	15,331.1	14,417.2	29,748.3	60,971.4	8,060.5	69,031.9	281,615.0
Total liabilities as a percentage of assets	0.2	0.1	0.2	—	0.1	0.1	0.0	0.1	0.1	0.3
Gap between assets and liabilities	(84,101.4)	2,544.3	(81,557.1)	19,686.0	(1,927.4)	17,758.6	62,710.8	1,087.7	63,798.5	—
Cumulative gap	(84,101.4)	2,544.3	(81,557.1)	(64,415.4)	616.9	(63,798.5)	(1,704.6)	1,704.6	—	—

(1) Demand deposits, savings deposits, time deposits, and securities and repurchase agreements are included in total liabilities.
(2) Amounts included in columns titled "US$" (which for purposes of this offering memorandum include amounts in U.S. dollar and other foreign currencies) relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into *reais* at R$2.17 to US$1.00 the prevailing rate of exchange as of September 30, 2006.

	As of December 31, 2006									
	Three months or less			Three to twelve months			Over twelve months			
	R$	US$	Total	R$	US$	Total	R$	US$	Total	Total
	(in R$ millions)[2]									
Total assets	86,281.0	22,489.7	108,770.7	38,501.9	7,708.9	46,210.8	129,713.5	11,661.4	141,374.9	296,356.4
Total liabilities[1]	177,026.9	19,769.2	196,796.1	16,104.4	10,715.1	26,819.5	65,030.4	7,710.4	72,740.8	296,356.4
Total liabilities as a percentage of assets	205	88	181	42	139	58	50	66	51	100
Gap between assets and liabilities	(90,745.9)	2,720.5	(88,025.4)	22,397.5	(3,006.2)	19,391.3	64,683.1	3,951.0	68,634.0	—
Cumulative gap	(90,745.9)	2,720.5	(88,025.4)	(68,348.4)	(285.6)	(68,634.0)	(3,665.3)	3,665.3	—	—

(1) Demand deposits, savings deposits, time deposits, and securities and repurchase agreements are included in total liabilities.
(2) Amounts included in columns titled "US$" (which for purposes of this offering memorandum include amounts in U.S. dollar and other foreign currencies) relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into *reais* at R$2.14 to US$1.00 the prevailing rate of exchange as of December 31, 2006.

	As of December 31, 2005									
	Three months or less			Three to twelve months			Over twelve months			
	R$	US$	Total	R$	US$	Total	R$	US$	Total	Total
	(in R$ millions)[2]									
Total assets	52,002.2	32,504.4	84,506.7	40,837.9	5,626.3	46,464.2	113,004.7	9,001.4	122,006.1	252,977.0
Total liabilities[1]	136,552.9	32,567.6	169,120.5	16,763.2	6,093.2	22,856.4	53,669.4	7,330.7	61,000.1	252,977.0
Total liabilities as a percentage of assets	263	100	200	41	108	49	47	81	50	100.0
Gap between assets and liabilities	(84,550.6)	(63.1)	(84,613.8)	24,074.6	(466.8)	23,607.8	59,335.3	1,670.7	61,006.0	—
Cumulative gap	(84,550.6)	(63.1)	(84,613.8)	(60,476.0)	(530.0)	(61,006.0)	(1,140.7)	1,140.7	—	—

(1) Demand deposits of R$35.9 billion, savings deposits of R$32.8 billion, time deposits of R$63.5 billion, and securities and repurchase agreements of R$30.5 billion are included in total liabilities.

(2) Amounts included in columns titled "US$" (which for purposes of this offering memorandum include amounts in U.S. dollar and other foreign currencies) relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into *reais* at R$2.34 to US$1.00 the prevailing rate of exchange as of December 31, 2005.

	As of December 31, 2004									
	Three months or less			Three to twelve months			Over twelve months			
	R$	US$	Total	R$	US$	Total	R$	US$	Total	Total
	(in R$ millions)[2]									
Total assets	52,505.3	36,535.9	89,041.1	29,791.6	5,559.5	35,351.0	107,336.3	7,285.6	114,622.0	239,014.1
Total liabilities[1]	146,213.6	31,428.4	177,642.0	2,524.9	5,559.4	8,084.2	41,472.2	11,815.7	53,287.9	239,014.1
Total liabilities as a percentage of assets	278.47	86.02	199.51	8.48	100.00	22.87	38.64	162.18	46.49	100.0
Gap between assets and liabilities	(93,708.3)	5,107.5	(88,600.8)	27,266.7	0.1	27,266.8	65,864.1	(4,530.1)	61,334.0	—
Cumulative gap	(93,708.3)	5,107.5	(88,600.8)	(66,441.6)	5,107.6	(61,334.0)	(577.5)	577.5	—	—

(1) Demand deposits of R$29 billion, savings deposits of R$31.1 billion, time deposits of R$49.7 billion, and securities and repurchase agreements of R$44.5 billion are included in total liabilities.

(2) Amounts included in columns titled "US$" (which for purposes of this offering memorandum include amounts in U.S. dollar and other foreign currencies) relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into *reais* at R$2.65 to US$1.00 the prevailing rate of exchange as of December 31, 2004.

The mismatches between assets and liabilities presented in the tables above does not represent liquidity, as liquidity derives from the contractual maturity dates of the transactions. A substantial portion of short-term liabilities, such as demand and savings deposits, does not change substantially, as most accountholders invest for periods longer than three months and substantial fluctuations in the volume of deposits do not occur. In addition, the Bank's securities portfolio is composed of liquid instruments that the Bank believes can be sold at any time to raise funds for any liquidity needs. The Bank continuously reviews its policy with respect to the matching of assets and liabilities.

Derivative Financial Instruments

Financial swaps consist of contracts entered into between the Bank and a counterparty whereby the Bank agrees to pay the counterparty an amount linked to one particular interest rate, inflation index rate or currency exchange rate (as applied to a notional principal amount) and, in return, receives from the counterparty an amount linked to a different interest rate, inflation index rate or currency exchange rate (as applied to such notional principal amount). The Bank's contingent liability in respect of such a transaction is not the notional amount of the transaction, but rather the balance between the interest rate, inflation index rate or currency exchange rate that the Bank agrees to pay and the interest rate, inflation index rate or currency exchange rate that the counterparty agrees to pay. In some cases the

Bank mitigates the market risk in relation to a swap agreement by matching its position in such swap contract with an opposite position in a separate swap contract. In such cases, the Bank's actual exposure is only the credit risk of the swap counterparties.

Futures consist of the purchase of futures contracts, the sale of futures contracts and transactions with financial assets. The Bank generally enters into futures to buy and sell currency (generally U.S. dollars at a future date) and interest rate futures, or enters into contracts linked to movements in certain stock market or financial indices. As of September 30, 2007, these contracts amounted to R$4.1 billion, compared to R$4.3 billion as of December 31, 2006, R$3.7 billion as of December 31, 2005 and R$3.6 billion as of December 31, 2004.

In addition, third party guarantees granted by the Bank amounted to R$3.6 billion as of September 30, 2007, R$2.6 billion as of December 31, 2006 (compared to R$2.2 billion as of December 31, 2005 and R$3.5 billion as of December 31, 2004). The Bank has other contingent liabilities, estimated at approximately R$7.8 billion as of December 31, 2007 (compared to R$5.4 billion as of December 31, 2006 and R$5.2 billion as of December 31, 2005 and R$4.6 billion as of December 31, 2004), related to certain legal proceedings to which it is a party. See "Legal Contingencies".

The Bank's Reserves with the Central Bank

As of September 30, 2007, the Bank's reserves deposited with the Central Bank amounted to R$29.2 billion (compared to R$27.0 billion as of December 31, 2006, R$23.4 billion as of December 31, 2005 and R$21.9 billion as of December 31, 2004), representing mandatory deposits and other accounts sources. See "Regulation of the Brazilian Banking Industry—Compulsory Deposits and Other Requirements". The Bank recorded interest income of R$1,223.0 million in the nine-month period ended September 30, 2007, of R$1,611.6 million in 2006, R$1,688.9 million in 2005 and R$1.313,0 million in 2004, as a result of these deposits.

Deferred Tax Credits

As of September 30, 2007, the Bank recorded a deferred tax credit of R$13.9 billion (R$8.0 billion of temporary differences plus R$5.9 billion of social contribution loss carryforwards) compared to R$8.604 billion and R$6.687 billion in the years ended December 31, 2006 and 2005, respectively. These amounts were recorded in the Bank's balance sheet under "Other Receivables—Sundry".

Between the fourth quarter of 2001 and December 31, 2003, in order to accelerate the offsetting of its deferred tax credits, the Bank offset deferred tax credits when the charges for withholding income tax and social contribution tax provisions (including those relating to deferred taxes) were lower than those calculated by the application of the sum of the rates in force (currently 34%) on corporate net income of the year before taxation, until this percentage is reached. During 2004, the expenses with withholding income tax and social contributions were higher than 34%. Accordingly, it was unnecessary to record complementary reductions of deferred tax credits.

Following the enactment of Resolution CMN No. 3,059, as further amended by Resolution CMN No. 3,355, other regulations were established to recognize and maintain deferred tax credits, including the gradual exclusion, for purposes of calculating Tier 1 of the Bank's referential equity value, of those deferred tax credits estimated to be realized in over five years, beginning with the exclusion of 20% of those credits in January 2004 and reaching 100% in 2008.

Accordingly, as of January 2005, the Bank no longer records the complementary reductions mentioned above in order to avoid a double impact on the calculation of its capital adequacy index. See paragraph 6

of the report of independent accountants on the financial statements, and notes 8(c) and 18 to the financial statements as of and for the year ended December 31, 2004. Resolution CMN No. 3,355 of March 31, 2006 allowed the realization of deferred tax credits with realization period equal to or higher than ten years. Accordingly, the balance of deferred tax credits totaled R$8.905 million in March 2006.

In 1998, the Bank filed a lawsuit with the purpose of fully offsetting prior year tax losses carryforward. Since then, the Bank has offset these tax losses in full against income tax and social contribution taxable income and has made full judicial deposits of the taxes otherwise due (70% of the offset amount).

In May 2007, deferred tax credits written off since the beginning of the lawsuit were realized to evidence the effects of a possible loss on such lawsuit, in the amount of R$4.913.2 million, with the corresponding recognition of a provision of 70% of the income tax and social contribution, for which judicial deposits had been made. (See note 18.d to the financial statements titled "Bank—Legal proceeding: Income tax and social contribution").

Investments

The Bank makes substantial investments in its branch network, infrastructure and technology to improve the quality and efficiency of its operations. The Bank views these investments as essential to enable it to compete with private sector retail and commercial banks. In 2006, the Bank invested R$422.2 million in technology and infrastructure (compared to R$806.4 million on December 31, 2005 and R$846.3 million on December 31, 2004). The Bank has budgeted investments of R$1.2 billion in infrastructure and technology for 2007.

Off-Balance Sheet Transactions

The Bank does not have any material off-balance sheet transactions. The Bank records funding transactions conducted by special purpose entities on its balance sheet. See note 2 to the financial statements as of September 30, 2007.

Credit and Risk Control

The Bank's Credit Directorate is organized such that credit analysis activities are segregated from business activities, with guidelines established to (a) minimize the credit risk that the Bank assumes and (b) supervise the process of granting and monitoring credit. The Bank's credit guidelines are disseminated throughout its branch network through policy manuals, computer software programs, internal training programs and updates. These guidelines are intended to apply to all lending operations undertaken at risk.

The Bank has separated the technical guidelines for establishing credit limits applicable to all clients (rating analysis) from the actual credit granting (transaction analysis), which vary according to the type of the loan and borrower. Guidelines and credit analysis systems are frequently updated in response to recommendations from supervising staff, changes in economic conditions and the Bank's internal policies.

The analysis of risk and credit limits is established through the application of certain automated methodologies, executed through the Bank systems. For the Bank's retail banking activities (individuals, micro companies and agricultural producers), the analysis is carried out through the application of automated methodologies, based on credit scoring and behavior scoring systems. This analysis is carried out within the branches through the use of an automated system made available and controlled by the credit directorate, using information of each client's records. For companies, cooperatives, national and

foreign financial institutions and governmental entities, the analysis is carried out by specialized analysts using the system of risk analysis and using specific methodologies designed for the calculation of credit limits. These methodologies, in addition to the credit scoring and behavior scoring systems, use information collected through visits to client, information reports supplied by the clients themselves and data showing each client's level of indebtedness and its historic performance as to the Brazilian financial system. All clients who are eligible to obtain credit with the Bank are assigned credit scores using one of these methodologies. The clients are classified according to five risk levels, which vary from "A" (minimum risk) to "E" (high risk). Clients classified under "E" cannot be granted credit, except in the context of credit recoveries.

After risk classification, the credit limit of the client is then calculated for each type of product by taking into account the risk level of the client, its annual net invoiced revenue, or net income, its relationship with the Bank and its performance in transactions in Brazil and abroad.

Decisions for granting credit, at all levels, are taken by the majority of the members of the relevant Bank committee. All decisions relating to credit limits exceeding the maximum percentages of the reference capital for the Bank's economic group must be submitted to the board of directors. At the end of 2004, the Bank consolidated the management of market, liquidity, operations and credit risks into one area, the risk management directorate. The global risk committee forecasts the Bank's future risk levels by defining risk measurement models, contingency plans and exposure limits.

The Bank believes it is important to segregate its credit approval and analysis from its business areas. The actual granting and formalization of credit by the Bank is based on the structure of the proposed transaction, the term, the repayment ability of the borrower and cash flow projections.

In addition, the Bank classifies risk of lending transactions by analysing client risk, credit limits, levels of indebtedness, amounts, security and guarantees offered, term, nature of the transactions and the borrower's ability to make repayments. The credit directorate carries out analyses of sectors of the Brazilian economy to determine the risk and the credit limit that is considered by the Bank on lending to each economic sector and its various segments. It is the Bank's policy for credit committees to prioritize, guarantees (such as letters of credit, receivables and real estate) which provide liquidity in the event of default.

The credit directorate is also responsible for analysis of all financial institutions (foreign and domestic) with which the Bank does business. The Bank has developed a market risk model and an asset and liability management model. The market risk model has been fully implemented and is operational for domestic and foreign currency treasury transactions and fund management.

Currently, under the credit directorate, there are four areas certified by ISO 2001/2000 and as from 2003, these areas have been awarded with the federal government quality awards at a gold level.

The risk management directorate is responsible for: (i) the daily market risk measurement, including VAR; (ii) sensitivities and stress tests; (iii) monitoring and controlling market risk limits of traders; (iv) implementing the asset and liability management model; and (v) supporting the Bank's asset and liability committee.

Credit Monitoring

The Bank's current policy is that a separate credit approval process be conducted each time a client makes an application for a loan. The Bank requires a full review of a corporate borrower's financial

situation at least once a year. However, in special circumstances (such as in the event of an economic crisis), these reviews may occur more frequently. A review combines an analysis of guarantees, interest rates, average maturities and economic conditions, in addition to various elements comprising a credit analysis. The Bank provides branches with information on economic sectors and other factors relevant to the loan approval process through its intranet, with periodic updates, or in the form of press reports.

The Bank contracted a consulting consortium to review and improve its practices relating to credit risk management, with a view to upgrading the Bank to "benchmark" status in this segment in Latin America. The specification, evaluation and comparison phase of the existent modules with the best "benchmarks" of the market was concluded in 2003. Since then, the Bank has continued to implement and improve its client and transaction models in order to improve its overall risk management practices.

Internal Controls and Compliance

The Bank's senior management encourages the Bank's managers and employees to take responsibility for improving the Bank's internal control systems. The evaluation of internal controls is undertaken by each business area, and these evaluations are verified by the key areas of the Bank's management on a segregated and independent basis, namely by the board of directors, audit committee, internal audit committee, executive board and the internal control area, as well as the Bank's independent auditors.

In order to promote best corporate governance practices, and with a view to maximizing the efficiency of its internal control systems, the Bank has established several internal decision-making committees. Each of these committees focuses on key topics affecting the Brazilian financial system as a whole, such as global market risk, prevention of illegal financial and foreign exchange transactions, operational risk, information security, asset and liability management and credit risk.

The compliance directorate of the Bank is responsible for assessing the level of internal compliance of the Bank and its subsidiaries and for evaluating internal control models to mitigate operational risks and improve internal procedures in relation to this matter.

At the Bank's headquarters, as well as throughout its branch network, the compliance directorate has been endeavoring to improve the internal control environment and dissemination of the control and compliance culture through: development of methodologies and instruments based on international models and best practices; training of employees; implementation of the self-evaluation process; compliance with controls and level of conformity in processes with higher risk exposure; and monitoring of the implementation of measures to mitigate identifiable weaknesses.

Such directorate has implemented compliance procedures in the Bank's branches and subsidiaries outside Brazil. The purpose of these procedures is to institutionalize the Bank's compliance and internal control procedures by the management committee and compliance officer of each foreign branch and subsidiary, which are each linked directly to the compliance directorate.

Credit Recovery

The operational assets restructuring directorate is responsible for managing the Bank's portfolio of defaulted loans. Such directorate has its head office in Brasília and also has 57 regional collection units located throughout Brazil. The operational assets restructuring directorate manages the Bank's loan recovery process analyzing each client's specific situation and the characteristics of the loan through the use of the following criteria:

- for loans classified as "retail credit", the Bank's credit recovery actions are based on pre-defined and automatic procedures, such as contacting the defaulting borrower through the Bank's call centers,

automated messages in ATM terminals and automatic credit rescheduling options which take into account the borrower's ability to repay the debt. If, after renegotiation, the loan remains in default, the Bank engages the services of external collection companies to assist in collecting the credit; and

- for loans made to the Bank's corporate clients, in each case, the Bank uses the regional collection units and their teams.

In 2006, the Bank recovered R$1.227 billion in default loans (R$1.019 billion in 2005 and R$1.021 billion in 2004). In the nine months ended September 30, 2007, the Bank recovered R$1.034 billion in default loans.

Relevant Subsequent Events

On October 30, 2007, the Bank received approximately R$108.4 million for the sale of its shares in Bovespa Holdings S.A. (BOVH3). This will positively impact the Bank's results.

Material equity participations

The Bank holds indirect interest in companies operating in segments supporting its activities and also performs temporary investments in companies which adopt good corporate governance practices. Through BB Investimento, a wholly-owned subsidiary for the investment activities of the Bank, the Bank carries out its policies with respect to the investments in such companies. As of September 30, 2007, BB Investimento held the following investments:

BB Investimento	Type of shares	Investment as of September 30, 2007
		(in R$)
Brasilcap Capitalização S.A.	Common shares	99,079,745.65
Brasilprev—Seguros e Previdência S.A.	Common shares	175,190,572.20
Brasilsaúde Cia. de Seguros S.A.	Common shares	24,714,493.63
Cia. de Seguros Aliança do Brasil S.A.	Common shares	74,782,962.11
Cia. de Seguros Aliança do Brasil S.A.	Preferred shares	186,957,661.09
Brasilseg Participações S.A.	Common shares	58,104,836.43
Brasilseg Participações S.A.	Preferred shares	145,264,684.02
CBSS—Companhia Brasileira de Soluções e Serviços—Visa Vale	Common shares	12,041,963.67
	Preferred shares	15,720,061.05
Ativos S.A.—Securitizadora de Créditos Financeiros	Common shares	6,657,555.74
	Preferred shares	13,586,861.04
Itapebi Geração de Energia S.A.	Common shares	53,438,419.98
	Preferred shares	26,141,342.79
Kepler Weber S.A.	Common shares	3,073,366.91
SBCE—Seguradora Brasileira de Crédito à Exportação S.A.	Common shares	2,193,028.53
CBMP—Cia. Brasileira de Meios de Pagamento—Visanet	Common shares	95,553,622.22
Brasil Aconselhamento Financeiro S.A.—BAF	Common shares	4,369,214.32
Neoenergia S.A.	Common shares	620,779,288.23
Tavex Algodonera S.A.	Common shares	22,319,755.27
Pronor Petroquímica S.A.	Preferred shares	5,573,934.65

Additionally, through its wholly owned subsidiaries Brazilian American Merchant Bank and BB DTVM, the Bank had the following investments as of September 30, 2007:

Brazilian American Merchant Bank	Type of shares	Investment as of September 30, 2007
		(in R$)
Ativos S.A.—Securitizadora de Créditos Financeiros	Common shares	6,493,593.07
BB Tur Viagens e Turismo Ltda.	Quotas	3,124,618.73

BB DTVM	Type of shares	Investment as of September 30, 2007
		(in R$)
Kepler Weber S.A.	Common shares	3,827,325.62
Pronor Petroquímica S.A.	Common shares	19,686,292.32

Material equity participations

The following table sets forth the investments in other companies held by the Bank, through affiliated companies in the Bank corporate group as of September 30, 2007.

Affiliated companies[1]	Investments	Investment as of September 30, 2007
		(in R$)
Brasilcap Capitalização S.A.—49.99%	Telemar Participações S.A. 5.0% of the common shares	122,335,009
Brasil Veículos Cia. de Seguros S.A.—70.0%	Telemar Participações S.A. 5.0% of the common shares	122,335,009
Cibrasec—Companhia Brasileira de Securitização S.A.—9.09%	CIBRASEC Distribuidora de Títulos e Valores Mobiliários S.A. 100.0% of total capital stock	232,209.77
Neoenergia S.A.—11.98%[2]	Coelba 87.84% of total capital stock	197,025,000
	Celpe 89.65% of total capital stock	145,028,000
	Cosern 84.45% of total capital stock	61,626,000
	Itapebi 42.0% of total capital stock	14,563,000
	Termoaçu 60.52% of total capital stock	21,269,000
	Termope 100.0% of total capital stock	57,147,000
	NC Energia 100.0% of total capital stock	2,915,000
	Termo NC 1.0% of total capital stock and 99.0% of indirect interest	12,600,000
	Afluente 87.84% of total capital stock	512,173,000
	Baguari I 100.0% of total capital stock	33,531.18
	Goias Sul 100.0% of total capital stock	1,414,111.45
	Total Investimentos Neoenergia S.A.	23,019,617.07
SBCE—Seguradora Brasileira de Crédito à Exportação S.A.—12.088%	SBCE Serviços e Consultoria S.A. 100.0% of total capital stock	54,397,767.00
TECBAN—Tecnologia Bancária S.A.—8.96%	TBNET Comércio, Locação e Administração Ltda. 99.99% of total capital stock	8,834.12
CBMP—Cia. Brasileira. de Meios de Pagamento—Visanet—31.99%	Servinet Serviços S/C Ltda 99.99% of total capital stock	77,426,218.19

(1) Name of the affiliated company and interest (%) of BB Investimento in the total capital stock of the company.

(2) The direct interest of BB Investimento in the capital stock of Neoenergia is of 8.8%; additionally, BB Investimento holds an indirect interest through "*Fundo Mútuo de Investimento em Ações Price*" of 3.2%, totaling approximately 12.0% of total interest in the capital stock of Neoenergia.

Banking industry overview

EVOLUTION OF THE BRAZILIAN BANKING INDUSTRY

The Brazilian banking industry has experienced a major structural change, evolving from operating in a high inflation environment in the 1980s and early 1990s, to operating in a low inflation environment combined with more macroeconomic and monetary stability as of 1994, when the *Real* was introduced as Brazil's currency. Before 1994, the banking industry benefited from inflationary profits and was marked by the strong presence of state-owned banks and by legal limitations to the participation of foreign financial institutions, which resulted in inefficient banking structures and low competition.

The monetary stability achieved in 1994 led to sustained growth in credit demand in Brazil. This growth, combined with the loss of inflationary profits, caused the banking industry to improve its efficiency ratios and increase revenues from services. As a result, the banking industry entered a period of rationalization and consolidation. The federal government monitored this process closely, creating programs aimed at protecting the economic situation of average Brazilians, including measures to ensure the solvency of institutions, reduce the role of state-owned institutions and increase competition among private banks. Finally, the federal government reduced entry restrictions to foreign banks in the Brazilian market.

Despite that Brazil still has a low penetration ratio in terms of persons utilizing banking products when compared to more developed countries, such penetration has been increasing significantly over the last few years. According to the Brazilian federal bank association ("*Federação Brasileira de Bancos*" or "FEBRABAN"), approximately 40 million Brazilians have no access to banking services.

The table below shows the evolution of the volume of loans within the Brazilian financial system which are granted by financial institutions with funds not required to be used for any particular purpose under applicable regulation ("Free Funds").

	Consumer loans[1]		Corporate loans		Total
As of December 31,	**(R$ billion)**	**(%) of total loans**	**(R$ billion)**	**(%) of total loans**	**(R$ billion)**
2000	66.0	35.2	121.8	64.8	187.8
2001	82.0	37.3	138.0	62.7	220.0
2002	87.1	36.8	149.6	63.2	236.7
2003	101.0	39.5	154.6	60.5	255.6
2004	138.5	43.5	180.2	56.5	318.8
2005	190.7	47.2	213.1	52.8	403.8
2006	238.0	47.8	207.8	41.7	498.3
2000 to 2006 CAGR[2]	23.8		9.3		17.7

(1) Overdraft loan, consumer credit, real estate loans, loans for acquiring goods, credit cards and others;

(2) CAGR—Compound Annual Growth Rate.

Source: Central Bank

MAIN FINANCIAL INSTITUTIONS

Brazilian Financial System (*"Sistema Financeiro Nacional"*)

The Brazilian financial system is comprised of several regulatory and supervisory authorities, such as the National Monetary Council ("CMN"), the Central Bank, the Securities Commission ("CVM"), the Superintendence for Private Insurance ("*Superintendência de Seguros Privados*" or "SUSEP") and the Complementary Pension Secretariat ("*Secretaria de Previdência Complementar*" or "SPC"), which are subordinated to several entities and institutions.

Private Sector

The private financial sector of the Brazilian financial system includes, among others, multiple-service banks, commercial banks, investment banks, credit, finance and investment companies, securities dealers, stock brokerage firms, real estate financing companies, leasing companies, and factoring companies.

According to the latest information available on the Central Bank's website, updated as of August 2007, there were 2,444 financial institutions regulated and supervised by the Central Bank, including:

- 20 *Commercial Banks*—financial institutions that receive current account deposits, grant short-term loans and are engaged in wholesale and retail banking;
- *17 Investment Banks*—financial institutions specialized in medium and long-term loans and asset management services. These banks do not hold demand deposits and their main sources of funding are time deposits or foreign loans for local onlending. Their main lending transactions are working capital and loans for fixed capital, securities underwriting and trading, interbank deposits and onlending of foreign loans; and
- *134 Multiple-service banks*—financial institutions authorized to engage in multiple financial activities pursuant to applicable laws and regulations governing each type of activity, such as commercial, investment, and credit transactions. Such banks are authorized to provide a full range of commercial and investment banking services (including securities underwriting and trading), leasing and other services such as real estate loans and fund management.

Public Sector

Despite the privatization process both at a federal and state levels, the federal government and several state governments still control many major commercial banks and financial institutions, with the purpose of encouraging the development of the Brazilian economy, primarily with respect to the agricultural and industrial sectors. Such institutions hold a substantial portion of deposits and assets in the financial system and play a major role in relation to savings accounts, mortgage notes and agricultural loans. In addition, development banks act as regional development agencies.

In addition to the Bank itself, the most important federal government-controlled banks are:

- *Banco Nacional de Desenvolvimento Econômico e Social—BNDES*: the main agent of the federal government's investment policy, providing the private sector with strategic financing to Brazil's development and to strengthen domestic companies. It is also the manager of the National Program for Privatization ("PND").
- *Caixa Econômica Federal—CEF*: the main agent of the federal government's housing policy. CEF accepts demand and savings deposits and provides housing finance, participating in urban infrastructure projects and individual lending.

- In addition to the institutions above, the following are also considered part of the public sector of the Brazilian financial system: (i) state and regional development banks; (ii) state savings banks; and (iii) federal and state-controlled commercial and multiple-service banks.

THE MAIN MARKETS OF THE BANK

The Brazilian Individual Lending Market

According to the Central Bank, the total amount of credit transactions to individuals increased by 23.6% in 2006 and by 19.7% in the period of nine-months ended September, 30 2007, reaching R$229.5 billion as of September 30, 2007. As of December 31, 2006, consumer credit and vehicle financing transactions represented 74.7% of all credit transactions granted to individuals.

The table below shows the growth of individual lending outstanding in Brazil by product:

	December 31, 2006		September 30, 2007		Variation (%)
	(R$ billion)	(%) of total loans	(R$ billion)	(%) of total loans	December 31, 2006 to September 30, 2007
Overdraft facilities	11.8	6.1	14.0	6.1	19.0
Consumer credit	79.9	41.6	96.6	42.1	20.9
Financing for vehicles and other goods	74.3	38.7	87.8	38.2	18.2
Credit card financing	13.4	7.0	16.7	7.3	24.3
Credit plans	1.2	0.6	2.0	0.9	62.0
Other	11.3	5.9	12.5	5.5	10.8
Total	191.8	100.0	229.5	100.0	19.7

Source: Central Bank.

Overdraft Facilities

Overdraft facilities have higher interest rates than other financing alternatives. The overdraft contract is renewed on a monthly basis and the overdue interest is incorporated into the principal amount of the loan.

Consumer Credit

Consumer credit is frequently used by consumers who have limited access to credit facilities and is characterized by high interest rates due to the high default rates. Credit is made available in a lump sum to the consumer who repays the loan in monthly instalments.

Financing for Vehicles

The vehicle financing market is dominated by the large retail banks, which have gradually taken over the position that was held in the past by the financial companies of vehicles manufacturers. Interest rates in this market are highly competitive. Smaller institutions in this market primarily focus on the used car market. Default rates are relatively low and loans are secured by the financed asset, which can be repossessed and publicly auctioned in the event of default.

Credit Card Financings

The large retail banks are the major players in the credit card financing market. Credit card financings have high rates of default and, consequently, interest rates for consumers are high.

Credit Plans

In-store financing still is the most fragmented of all individual financing segments in Brazil. Historically, large retailers financed their consumers' purchases, but retailers and banks have recently entered into joint ventures in connection with those financings. In-store financing can be used for durable goods, such as construction materials and home appliances, as well as non-durable goods, such as clothing and food items.

Market for Payroll Deduction Loans

Payroll-deduction loans increased with the demand for alternative sources of credit. Historically, traditional credit facilities have been expensive for consumers for different reasons, including competition dynamics within the banking industry, the legal and institutional structure of the industry and the nature of underlying credit risks. According to Central Bank statistics, as of December 31, 2006, Brazilian retail banks charged average interest rates of 142.0% per year on overdraft facilities, and 57.2% per year on consumer credit facilities (excluding the payroll deduction loans). Interest rates for vehicle financings were 32.3% as of December 31, 2006. On the same date, interest rates on payroll deduction loans were 33.3% per year on average. As of September 30, 2007 interest rates for overdraft facilities, consumer credit facilities (excluding payroll deduction loans), vehicle financing and payroll deduction loans were 140.0%, 49.4%, 28.6% and 30.3%, respectively.

The table below shows the payroll deduction loans borrowed by public- and private-sector employees and retirees in the specified periods.

	Borrowings			
	Public sector & Social Security retirees	Private sector	Total credit	Share of payroll deduction in total individual financing segment
		(in R$ million)		(%)
September 30, 2006	39,119	5,542	44,660	52.3
December 31, 2006	42,124	6,024	48,149	54.3
September 30, 2007	52,988	7,870	60,857	56.7

Source: Central Bank.

Consumers tend to use payroll deduction loans to repay loans that have higher interest rates, such as overdraft facilities.

Payroll deduction loans have been the fastest-growing form of individual financing over the last few years. According to information published by the Central Bank, its percentage of total financing to consumers increased from 49.5% on June 30, 2006 to 56.7% on June 30, 2007. Payroll deduction loans are made available to a segment of the Brazilian population without access to a regular bank account or traditional banking distribution channels.

Agricultural Credit Market

Agribusiness plays a strategic role in the Brazilian economy, primarily by generating funds for the country's trade balance from exports. The agricultural credit market is subject to current regulations and legislation and to the rules set forth by the Rural Credit Manual ("Manual"). Rural credit operations are considered to be those in which National Rural Credit System ("SNCR") institutions supply funds for the purposes specified in the Manual and in accordance with its provisions.

The main objectives of agricultural credit are to: (i) foster agricultural investments in the production, storage, processing and industrialization of agricultural and livestock farming products; (ii) favor the timely and appropriate funding of agricultural and livestock farming production and commercialization; (iii) strengthen the agricultural sector; and (iv) encourage the introduction of rational methods in the production system, aiming at increasing productivity, improving the standard of living of agricultural communities and adequately protecting the soil.

Rural credit can be used for the following purposes: (i) funding; (ii) investment and (iii) commercialization. Funding credit is used for covering normal production cycle expenses. Investment loans are used for investing in goods or services, the benefits of which are reflected over various production cycles. Commercialization loans are to cover expenses during the post-production phase or to convert into cash the receivables coming from the sale or delivery of products by the producers or their cooperatives.

The funds earmarked for the agricultural sector are divided into controlled and non-controlled funds. Operations secured by controlled funds are subject to the CMN's normal financial charges, in accordance with the underlying goods to which the loans refer.

The controlled agricultural credit funds include: (i) compulsory funds, calculated on demand deposits and subject to the compulsory payments made by financial institutions (MCR 6-2); (ii) official credit operations, monitored by the Ministry of Finance; (iii) the rural savings account, the worker protection fund and the "extra-market" investment fund, when in connection with operations subsidized by the federal government in the form of financial charges' equalization; and (iv) others that may be specified by the CMN.

Financial charges on operations covered by non-controlled agricultural credit funds can be freely negotiated between the borrower and the lender.

The total volume of agricultural credit in Brazil has grown significantly over the last few years. In December 2005 the balance of such operations was R$45.1 billion, while in December 2006 this figure had reached R$54.4 billion, representing a growth of 20.5% in just one year.

Insurance, Capitalization and Open-Ended Private Pension Plans

The insurance market closed the year 2006 with gross written premiums of R$50.2 billion and net premiums of R$39.7 billion, while supplementary open-ended private pension plans closed the year with contributions of R$7.3 billion and the capitalization segment with R$7.1 billion in premiums, as reported by SUSEP.

Also according to SUSEP, in the years ended December 31, 2006 and 2005 insurance companies recorded gross written premiums of R$50.2 billion and R$42.6 billion, respectively.

The Free Life Benefit Generating Plan—"VGBL" segment (recommended for tax exempt individuals filing or simplified income tax returns) of the supplementary open-ended private pension plan market recorded premiums of R$15.3 billion in the 2006.

Capitalization companies also reported positive results. The accumulated figures for the year ended December 31, 2006 for these companies show provisions of R$11.3 billion representing a growth of 6.8% over 2005, according to SUSEP.

Regulation of the Brazilian banking industry

GENERAL

The basic institutional framework of the Brazilian Financial System was established by Law No. 4,595 dated December 31, 1964 (the "Banking Reform Law"). The Banking Reform Law created the CMN and granted the Central Bank the right to issue Brazil's currency and exercise credit control.

MAIN REGULATORY AGENCIES

National Monetary Council (CMN)

The Brazilian Monetary Council ("*Conselho Monetário Nacional*" or "CMN") is the highest authority of the Brazilian Financial System, responsible for monetary and credit policies for promoting the economic and social development of the country. CMN policies include, among other objectives, the following:

- adjusting the volume of currency to the needs of the Brazilian economy;
- regulating the domestic value of the currency;
- regulating the value of the currency and the country's balance of payments;
- directing the investment of funds by financial institutions;
- enabling improvement of the resources of financial institutions and of financial instruments;
- monitoring the liquidity and solvency of financial institutions;
- coordinating monetary, credit, budgeting, fiscal, and public debt policies; and
- establishing the policy to be followed in the organization and operation of the Brazilian securities market.

The Minister of Finance is the chairman of the CMN, which is also composed of the Ministry of Planning, Budgeting and Management and the President of the Central Bank.

The Central Bank

The Banking Reform Law empowered the Central Bank of Brazil to implement the monetary and credit policies of the CMN, as well as to supervise public and private financial institutions and, when needed, apply the penalties set forth in the law to such institutions. According to the Banking Reform Law, the responsibilities of the Central Bank include, among others, controlling credit and foreign capital, receiving mandatory payments and voluntary demand deposits made by financial institutions, engaging in rediscount operations and loans to financial banking institutions, and being the depository of official reserves of gold and foreign currency. The Central Bank also controls and approves the operation, control transfer, and corporate reorganization of financial institutions.

The President of the Central Bank is appointed by the President of Brazil, subject to ratification by the Senate, to hold office for an indefinite period of time.

The CVM

The Brazilian Securities Commission ("*Comissão de Valores Mobiliários*" or "CVM"), is the agency responsible for implementing CMN policy for the securities market and regulating, developing,

controlling and supervising the securities market, pursuant to the Securities Law and Brazilian Corporation Law. With headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, and jurisdiction over the entire Brazilian territory, the CVM is an agency of the Ministry of Finance. It is an independent legal entity with its own legal identity and assets.

The CVM is responsible, among other things, for regulating, monitoring and inspecting public companies, the trading and intermediation in the securities and derivatives markets, the organization, functioning and operation of stock exchanges and commodities and futures exchanges, and the management and custody of securities.

Pursuant to Law No. 10,303 of October 31, 2001, the responsibility for the regulation and supervision of mutual and investment funds (originally regulated and supervised by the Central Bank) was transferred to the CVM. Joint Decision No. 10 of May 2, 2002, issued by the CVM and the Central Bank, sets out the terms and conditions pursuant to which these responsibilities were transferred.

The CVM is managed by a president and four officers appointed by the President of Brazil among individuals of high reputation who are known for their expertise in matters of capital markets and whose appointment shall be ratified by the Senate. The term of office of CVM officers is five years, reappointment is not permitted and one fifth of such officers are appointed each year.

FOREIGN INVESTMENTS

Foreign Banks

The Brazilian Constitution prohibits foreign financial institutions from opening branches in Brazil, unless authorized by the President of Brazil and the Central Bank.

Foreign Investments in Brazilian Financial Institutions

The Brazilian Constitution permits individuals and companies residing or incorporated abroad to invest in the voting capital of Brazilian financial institutions, provided they are specifically authorized by the Central Bank and, as the case may be, by the President of Brazil. Foreign investors who have not obtained such specific authorization may, however, by public negotiation, acquire non-voting shares issued by Brazilian financial institutions or depositary receipts representing non-voting shares, offered abroad through public offerings.

REGULATION APPLICABLE TO THE BRAZILIAN BANKING INDUSTRY

Below are the main rules of the Brazilian Financial System applicable to Brazilian financial institutions. Brazilian Financial System legal reform—Amendment No. 40/03 to the Brazilian Constitution of 1988 dated May 29, 2003 (EC 40/03) was passed to replace the restrictive constitutional provisions and allowed the Brazilian Congress to generally regulate the Brazilian Financial System through specific laws and focus on other issues affecting the financial system regulation.

Corporate Structure

Except as provided for in law, financial institutions must be organized as corporations (*sociedades por ações*) and be subject to the provisions of Brazilian Corporation Law and the regulations issued by the Central Bank, and also to inspections by the CVM if they are publicly held corporations.

The share capital of financial institutions may be divided into voting or non-voting shares. Non-voting shares may not exceed 50% of the total share capital.

Limitations and Restrictions on Financial Institutions

The activities carried out by financial institutions are subject to several limitations and restrictions. These limitations and restrictions are generally related to the granting of credit, risk concentration, investments, sales under repurchase transactions, foreign currencies loans, asset management, micro-credit, and payroll-deducted credit.

The main restrictions and limitations imposed on financial institutions are as follows:

- financial institutions can operate in Brazil only with prior authorization of the Central Bank or a decree of the executive branch in the case of foreign institutions;
- financial institutions may not acquire real estate properties not intended to be used by the institution, except when such properties are received as payment of non-performing or doubtful loans, in which case they must be sold within one year, unless the Central Bank extends the term for such sale;
- financial institutions may not grant loans or make advances to (i) individuals or companies holding, directly or indirectly, more than 10% of the institution's capital stock, except under specific circumstances authorized by the Central Bank; (ii) companies in which they hold more than 10% of the capital stock; (iii) companies in which any of its directors or officers (and their immediate families) hold, directly or indirectly, more than 10% of the capital stock; and (iv) any individual or legal entity or a group of persons representing a common economic interest, in an amount that exceeds 25% of its Reference Equity (as defined in "—Capital and Stockholders' Equity Standards—Liquidity");
- financial institutions may not engage in repurchase transactions, i.e., involving assets that are sold or purchased subject to the occurrence of certain conditions, that exceed an amount corresponding to 30 times its adjusted stockholders' equity;
- asset management must be segregated from the other activities, in accordance with CVM Instruction 409, of August 18, 2004, as amended;
- the amount of the capital stock and stockholders' equity of financial institutions must always be compatible with the rules of capital stock and minimum capitalization set forth by the Central Bank for each type of financial institution;
- the total funds invested in the permanent assets of financial institutions may not exceed 50% of the adjusted stockholders' equity;
- a financial institution must have capital stock in an amount of not less than 11% of its exposure to its operations (instead of the 8% limit set forth in the Basle Agreement); and
- the exposure of Brazilian financial institutions and their affiliated companies in relation to assets and liabilities subject to fluctuation of foreign currency and gold may not exceed 30% of their adjusted stockholders' equity.

Credit Restrictions to the Public Sector

According to Resolution CMN 2,827/01 and subsequent amendments, the volume of credit operations provided by a particular financial institution to public sector entities may not exceed 45.0% of its adjusted stockholders' equity, with the exception of certain operations, such as loans to "Centrais Elétricas Brasileiras S/A" (Eletrobrás) and Petrobras Transporte S.A., and operations formally guaranteed by the Brazilian national treasury. There is no pre-established limit on the interest charged when granting such loans.

Furthermore, the Bank is prohibited from granting loans to public bodies in default with financial institution or with outstanding amounts with the Public Sector Operations' Register System ("CADIP").

Also, because of the Fiscal Responsibility Law, all loan contracts involving the borrowing of funds by public bodies, must observe the overall limits fixed by the Senate and are subject to prior authorization in the respective budgetary law or in a specific law.

With regard to Municipalities, Central Bank regulations have established that, as from November 28, 2002, operations with such public bodies must observe a maximum limit of R$200.0 million, the borrowers must strictly comply with the registration demands of the Ministry of Finance and that the maximum indebtedness limit of the Municipality, as established by the Fiscal Responsibility Law, should not be exceeded.

Compulsory Deposits and Other Requirements

The Central Bank currently imposes several compulsory deposits, requirements to financial institutions.

Demand Deposits. Pursuant to Central Bank Circular No. 3,274 dated May 6, 2005, banks are currently required to deposit 45% of the sum of the daily average balance of demand deposits, funds subject to prior notice, third party funds in transit, collection of taxes and similar items, banker's checks, debt assumption transactions, obligations for the provision of payment services and proceeds from the realization of guarantees. The calculation is made over a two-week period, beginning on Monday of the first week and ending on Friday of the following week. At the end of each day, the balance in such account must be equivalent to at least 80% of the compulsory deposit requirement for the respective period.

Savings Accounts. The Central Bank currently requires Brazilian financial institutions to deposit, on a weekly basis, in an interest-bearing account with the Central Bank, an amount equivalent to 20% of the weekly average of the aggregate balance of savings accounts during the prior week. These requirements are set forth in Central Bank Circular No. 3,093 dated March 1, 2002, as amended by Central Bank Circular No. 3,128 dated June 24, 2002, and Resolution CMN No. 3,005 dated July 30, 2002. In addition, a minimum of 65% of the total amount of deposits in savings accounts must be used to finance the housing sector.

Time Deposits (CDBs). Pursuant to Central Bank Circular No. 3,091 dated March 1st, 2002, effective from April 22, 2002, as amended by Central Bank Circular No. 3,127 dated June 14, 2002 and Resolution 3,262 dated November 19, 2004, the Central Bank currently imposes a compulsory deposit requirement of 15% of financial institutions' time deposits, and requires that such a compulsory deposit requirement be calculated in relation to the weekly arithmetic average balance (from Monday to Friday of each week) of time deposits in excess of R$30 million.

Additional Deposit Requirements (Demand Deposits, Savings Accounts and Time Deposits). Central Bank Circular No. 3,144 dated August 14, 2002, as amended by Central Bank Circular No. 3,157 dated October 11, 2002 imposed an additional compulsory deposit requirement equal to an amount of: (i) 8% of the weekly arithmetic average of the compulsory deposit requirement for time deposits funds (from Monday to Friday of each week); (ii) 10% of the weekly arithmetic average of the compulsory deposit requirement for savings deposits funds (from Monday to Friday of each week); and (iii) 8% of the weekly arithmetic average of the compulsory deposit requirement for demand deposits funds (from Monday to Friday of each week), in excess of R$100 million.

Rural Credit. The Manual of Rural Credit, published by the Central Bank, requires financial institutions to maintain a daily average balance of agricultural credit not lower than 25% of the daily balance of all accounts subject to compulsory deposit requirements. Financial institutions must provide the Central Bank with evidence of such compliance by the fifth business day of each month. A financial

institution that does not meet this requirement will be subject to payment of fines, calculated on the daily difference between the required balance and the portion actually used for agricultural lending, and to a pecuniary penalty or, if the financial institution wishes, it must deposit the unused amount in a non-interest bearing account maintained with the Central Bank until the last business day of the subsequent month.

The Central Bank formerly imposed certain requirements of compulsory deposits on other types of operations, which are no longer in effect. However, the Bank cannot offer assurances that similar or new requirements will not be introduced in the future.

Foreign Currency and Gold Exposure. Pursuant to Central Bank Circular No. 3,156 dated October 11, 2002 of the Central Bank, the total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30% of its adjusted net worth. In addition, if its exposure is greater than 20%, the financial institution must hold minimum capital equivalent to 50% of the portion of the exposure that exceeds the 20% threshold.

Compulsory Credit Transaction. Pursuant to Law No. 10,735, dated September 11, 2003, commercial banks and multiple service banks, among other institutions, are required to allocate part of their funds derived from demand deposits to credit transactions with low-income individuals and Small-Sized Companies. According to Resolution CMN No. 3,310 dated August 31, 2005 at least 2% of the balance of the demand deposits of such institutions must be allocated to such transactions and the amounts borrowed by these clients must not exceed R$600 (when they are individuals who are micro-entrepreneurs), and the interest rate charged for these transactions must not exceed 2% per month.

Asset Composition Requirements

Pursuant to Resolution CMN No. 2,283 dated June 5, 1996, as amended by Resolution CMN No. 2,669 dated November 25, 1999 and Resolution CMN No. 2.723 dated May 31, 2000, the permanent assets (defined as property and equipment other than those related to commercial leasing operations, unconsolidated investments and deferred charges) of Brazilian financial institutions may not exceed 50% of their adjusted stockholders' equity, calculated in accordance with criteria established by the Central Bank.

Brazilian financial institutions cannot have more than 25% of their stockholders' equity allocated to credit transactions (including guarantees) with the same client (including its relatives, affiliates and subsidiaries) or in securities of any issuer.

Classification of Securities and Derivatives

Pursuant to Central Bank Circular No. 3,068 dated November 8, 2001, securities and derivatives can be classified into three categories: available for trading, available for sale, and held to maturity. Securities that are "available for trading" and "available for sale" are marked to market with effects on income and/or stockholders' equity. Securities classified as "held to maturity" are recorded at their acquisition cost. Derivatives are marked to market and are recorded as assets or liabilities on the balance sheet. Changes in the market value of derivatives are generally recorded as income with some adjustments and if such adjustments are designated as hedge, particularly as a cash-flow hedge, and qualify for accounting under the Central Bank regulations, they may be recorded as stockholders' equity.

Capital and Stockholders' Equity Standards

Brazilian financial institutions must observe CMN and Central Bank guidelines and maintain minimum amounts of capital and minimum amounts of stockholders' equity according to their asset structure. Below are some examples of such guidelines:

Liquidity

- mandatory deposit with the Central Bank of a portion of deposits and guarantees;
- the total amount of funds invested in permanent assets of financial institutions may not exceed 50% of the adjusted stockholders' equity;
- the minimum percentage of stockholders' equity to risk-weighted assets is 11%;
- mandatory monitoring of positions taken in all transactions in the financial and capital markets, checking for discrepancies between payments and receipts which might affect the liquidity of the institution;
- swap transactions must be accounted for in the calculation of the Reference Stockholders' Equity (defined below); and
- different levels of risk are established for certain assets and credit conversion amounts.

Required stockholders' equity, or the "reference stockholders' equity" is taken into account for the determination of operating limits of Brazilian financial institutions (with the exception of the limit of real assets), and is represented by the sum total of the Tier 1 equity and Tier 2 equity:

Tier 1. Corresponds to the stockholders' equity plus the balance of creditor income accounts, after deduction of (a) the balance of debtor income accounts net of revaluation reserves, contingency reserves, and special income reserves relating to mandatory dividends yet to be distributed, and (b) the amounts related to cumulative preferred shares and to redeemable preferred shares.

Tier 2. Corresponds to revaluation reserves, contingency reserves, and special reserves of profits relating to mandatory dividends not distributed, cumulative preferred shares, redeemable preferred shares, subordinated debts, and hybrid capital and debt papers.

The total amount of Tier 2 is limited to the total amount of Tier 1, provided that (a) the total amount of revaluation reserves is limited to 25% of the Reference Stockholders' Equity; (b) the total amount of subordinated debt plus the total amount of redeemable preferred shares with an original term to maturity below 10 years is limited to 50% of the total amount of *Novo Mercado*; and (c) a 20% reduction will be applied each year to the amount of subordinated debts and of redeemable preferred shares during the five years immediately preceding their respective maturities.

In addition to the minimum limits of realized capital and stockholders' equity set forth in the current legislation, financial institutions must keep an adjusted stockholders' equity compatible with the exposure of their assets, liabilities, and offsetting accounts. Financial institutions may only distribute income on any account in amounts that exceed the amounts required by law or by applicable regulation when such distribution does not prevent compliance with the capital and stockholders' equity standards.

Classification of Credit Transactions and Allowance for Loan Transactions

Financial institutions must classify their loan transactions into nine categories, ranging from AA to H, according to their risk. This classification must be done on the basis of consistent and transparent

criteria, including an evaluation of the borrower's and guarantor's economic and financial position, level of indebtedness, cash flow, and income generation capacity the purpose and nature, characteristics and guaranteed amounts of the transactions.

The allowance for credit transactions losses must be made on a monthly basis, and cannot amount less than the total sum resulting from applying the percentages below:

Loan Rank	Minimum Allowance
AA	—
A	0.5%
B	1.0%
C	3.0%
D	10.0%
E	30.0%
F	50.0%
G	70.0%
H(1)	100.0%

(1) Financial institutions must write-off loans after six months they are ranked H.

Financial institutions must review the classification of their loans annually. However, a review of the classification must be done at shorter periods in the following cases:

- loans with the same client or economic group in an amount exceeding 5% of the adjusted stockholders' equity, which requires semi-annual revaluation; and
- loans that become overdue, which requires monthly revaluation.

For loans that are overdue, the regulation establishes maximum risk classifications as follows:

Number of days overdue(1)	Minimum Classification
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H

(1) In case of loans with maturity in excess of 36 months, the overdue period is doubled for the purpose of calculating the loan risk.

Loans amounting less than R$50,000 may be classified by adopting an internal evaluation model, or according to the overdue period, as per the table above.

Brazilian financial institutions are required to keep their policies and procedures for the granting and classification of loans adequately documented, and to make such documents available to the Central Bank and the independent accountants. In addition, financial institutions must show in the notes to their financial statements detailed information on their credit portfolios, which is presented in at least two

categories showing the respective risk levels and loans past due up to 15 days and loans past due over 15 days. Information must also include a breakdown of lending activities, segregated by type of client and economic activity; maturity of the loans; and amounts of rolled-over, written-off and recovered loans.

Losses on Loans

Losses on loans due by companies, including financial institutions, may be deducted as expenses in the calculation of the taxable income. The following credits may be entered as losses:

- with no guarantee, up to R$5,000 per loan, overdue for more than six months, irrespective of whether judicial collection proceedings have been initiated;
- with no guarantee, from an amount more than R$5,000 and up to R$30,000 per loan, overdue for more than one year, irrespective of whether judicial collection proceedings have been initiated, but provided an administrative collection procedure is taking place;
- with no guarantee, of an amount more than R$30,000, overdue for more than one year, provided judicial collection proceedings have been initiated;
- with guarantee, overdue for more than two years, if judicial collection or guarantee seizure proceedings have been initiated;
- for receipt or the seizure of guarantees;
- against a bankrupt debtor or a legal entity undergoing a reorganization process, regarding the portion that exceeds the amount that such person or legal entity has committed to pay, provided that the creditor has started the legal proceedings required to receive the credit; and
- those held against an insolvent debtor, as determined by a judicial decision.

Credit Guarantee Fund (*"Fundo Garantidor de Créditos"*, or "FGC")

The "FGC", which by-laws and regulations are governed by Resolution 3,251, of December 16, 2004, is a civil non-profit association with a private law legal personality, which manages the protection mechanism for current account holders, savers and investors, which allows for deposits or credits held in a financial institution to be recovered in the case of its bankruptcy or liquidation.

Financial institutions contribute a percentage of their deposits to maintain the "FGC".

The following are guaranteed by the "FGC":

- demand deposits or those withdrawable with prior notice;
- deposits in savings accounts;
- time deposits, with or without the issue of a certificate (CDB/RDB);
- bills of exchange;
- real estate bills;
- mortgage bills; and
- deposits in current account and investment deposits.

The maximum amount guaranteed, per institution, is R$60,000 per depositor or investor, regardless of the total amount and distribution by different type of deposit and investment.

Regulations Applicable to Certain Banking Transactions

Micro-Credit

The Brazilian government has taken various measures to encourage lower-income individuals to have greater access to the Brazilian Financial System. Such measures include requirements of credit allocation, the simplification of banking procedures and the adjustment of credit union regulations.

Since 2003, commercial banks, service banks licensed to render commercial banking services, the *Caixa Econômica Federal*, and credit unions must allocate 2% of their cash deposits for loans at low interest to lower-income individuals, micro enterprises, and informal entrepreneurs, according to a specific methodology.

Payroll-deduction Loan

Within the terms of current regulations, especially Law 10,820 of December 17, 2003 and Law 10,953 of September 27, 2004 public and private sector employees can authorize their employers to deduct any amounts due on loans, financing, and leasing direct from their payroll payments, provided that this is allowed under the corresponding employment contracts. Employers must transfer the amounts deducted from the payroll of their employees to the institutions that granted the credit to the employees, in accordance with the terms and conditions set forth in the loan, financing, and/or leasing agreement.

The discount of amounts from the salaries of employees to pay off loans is allowed both in relation to public sector and private sector workers, even though they are regulated by different legislation. It is also allowed to discount amounts from benefits paid to retirees and social security pensioners for paying off loans.

Public Sector Employees

According to Article 45 of Law 8,112, of December 11, 1990, currently regulated by Decree Law 4,961, of January 20, 2004, deductions from payroll are allowed for paying off loans taken by public employees. This Decree defines such a deduction as optional, unlike compulsory deductions, such as withholding income tax, Social Security deductions, trade union contributions, alimony and other legal retentions.

The monthly sum of all optional discounts cannot exceed 30% of the gross monthly pay of the public employee. However, if the optional and compulsory deductions exceed 70% of the employee's gross monthly pay, the optional deductions may be suspended to the extent that they exceed this figure.

The purpose of imposing limits on salary deductions is to ensure that the employee retains a sufficient portion of his salary to cover his basic needs. The priority given to compulsory deductions ensures that the salary is used for paying off debts of an essential nature.

According to Law 10,820/03 the authorization of the public employee to discount payments from his pay is irrevocable, which means that such authorization can only be cancelled prior to the full repayment only upon agreement of the lending bank or if such cancellation satisfies public administration interests.

Retired federal public servants may also authorize deductions from their benefits for paying credits, provided the restrictions mentioned above are observed.

In addition to Law 8,112/90 and Decree Law 4,961/04, which are specifically for federal public servants, other state and municipal laws authorize payroll deduction schemes for the public servants of the respective states or municipalities. Generally speaking these laws also provide for (i) deduction limits and (ii) that the authorization granted by the borrower can only be cancelled with the consent of the lender.

Private Sector Employees

The Consolidated Labor Laws authorize employers to deduct amounts from employee salaries only (i) in cases authorized by law, (ii) in cases of salary advances made by the employer, or (iii) in cases authorized by collective bargaining contracts with employees.

Law 10,820/03 and Decree Law 4,840, of September 17, 2003 authorize payroll deductions to pay off loans given by financial institutions to private sector employees. This legislation fixes the maximum monthly amount of the deduction for paying off loans at 30% of the employee's net salary (in other words, the gross salary paid by the employer less other optional and compulsory deductions).

In accordance with Law 10,820/03, the employee's authorization for deducting loan payments from his salary is irrevocable, which means that this authorization may only be cancelled prior to the loan full repayment with the permission of the lending bank.

Retirees and Social Security Pensioners

Law 10,820 and Decree Law 3,048 of May 6, 1999, as amended by Decree Law 4,862, of October 21, 2003, contain the legal basis for the deduction from benefits for paying off loans granted by financial institutions to retirees and Social Security pensioners. The legislation imposes a maximum monthly limit of 30% of the gross salary of the borrower, net of certain additional payments and compulsory deductions.

In accordance with Law 10,820, the authorization of the borrower to deduct loan payments from his benefits is also irrevocable, which means that this authorization may only be cancelled prior to the loan being fully repaid, with the permission of the lending bank. On September 29, 2005, the Social Security Agency issued Normative Instruction INSS/PR 1, which prohibits authorization by telephone for setting up loan payment deductions and limiting the period for paying off these operations to 36 monthly installments.

Leasing

The legal framework governing leasing transactions is established by Law No. 6,099 dated September 12, 1974, as amended, and by the regulations issued thereunder by the CMN from time to time. Law No. 6,099 sets forth the general guidelines for the incorporation and transaction of the leasing companies, and the activities permitted to be performed by such leasing companies. The CMN regulates the transactions entered into by leasing companies, whereas the Central Bank is responsible for the regulation of financial institutions, which includes leasing companies.

Insurance

The insurance market is governed by the National Private Insurance Council ("*Conselho Nacional de Seguros Privados*" or "CNSP"), under supervision by SUSEP, in accordance to Decree-Law No. 73 dated November 21, 1966 and to Decree No. 60,459 dated March 13, 1967. Insurance companies require governmental approval to operate, as well as the specific approval of SUSEP for each of their products.

Insurance companies must set aside technical reserves to be invested in specific types of securities, in accordance with CMN rules. Insurance companies are required from time to time to file unaudited monthly and audited semiannual reports with SUSEP.

There are currently no restrictions on foreign investments in insurance companies.

Under Brazilian law, insurance companies must contract for reinsurance to the extent their liabilities exceed their technical limits as established by SUSEP. Since 1939, the Instituto de Resseguros do Brasil, or IRB, the Brazilian Reinsurance Institute, has had a monopoly over reinsurance transactions in Brazil. Constitutional Amendment No. 13 of August 21, 1996, formally removed this monopoly. On January 18, 2007, the Supplementary Law No. 127, which provides the positioning of new players in the Brazilian reinsurance industry, was enacted. The Supplementary Law No. 127 is still pending regulation by the Brazilian regulatory authorities.

Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to voluntary or compulsory liquidation administrative procedures managed by SUSEP.

Foreign Credit Transactions

Pursuant to Resolution CMN No. 2,770 dated August 30, 2000, no prior authorization is needed for the entering into of cross-border credit transactions. However, foreign credit transactions where the borrower is an entity in the public sector, such as the Brazilian government, states, the Federal District, municipalities, their agencies, foundations and companies, including state-controlled companies, require prior registration with the Central Bank and the relevant application must describe the financial conditions and the maturity of the transaction.

Funds raised in foreign credit transactions must be invested in economic activities which have cost and parameters comparable to those usually adopted in the international market. Foreign funds may be raised by means of direct loans or by the placement of bonds. The proceeds of such funds may be onlent to individuals or non-financial legal entities in Brazil by the financial institutions. In an onlending transaction, the financial institution onlends the credit to the borrower under conditions identical to the original foreign currency debt. The financial institution is only allowed to charge a commission for its financial intermediation services. A financial institution, such as the Bank, passes on the cost of foreign exchange variation to the final borrower of the loan, as onlending transactions are denominated in Brazilian currency. Under Central Bank regulations, financial institutions and leasing companies may also raise funds abroad to be freely invested in the domestic market, as long as operating limits are observed.

All foreign credit transactions are also subject to registration with the electronic system of the Central Bank, through the "RDE-ROF Module". Such transactions include: (i) loans in domestic or foreign currency raised directly or by the placement of securities; (ii) credit transactions tied to exports (export securitization); and (iii) advance payment of exports, with payment terms of more than 360 days.

Registration of each transaction in the RDE-ROF module must be completed by the borrower or by its legal representative prior to the transfer of funds into Brazil. Generally such registrations are automatic

and an ROF number is issued, unless the cost of the transaction is not compatible with usual market conditions and practices, or if the structure of the proposed transaction does not comply with the standards of the system. After the funds have been transferred into Brazil, the borrower must register the payment schedule on the RDE-ROF module, before payments of principal, interest, and charges can be remitted abroad, and the goods shipped. Each ROF registration relevant is valid for sixty calendar days, after which it will automatically be cancelled if the funds have not been transferred into Brazil.

Financial institutions are subject to warnings and/or fines if they fail to correctly inform the Central Bank of the terms of such foreign credit transactions.

Internet and E-Commerce

To date, the Brazilian Congress has not enacted any specific legislation regulating e-commerce. Consequently, e-commerce is subject to conventional commerce and corporate transaction rules. However, some bills have been presented that regulate aspects of e-commerce. Should any such bill be approved, it is expected that it will acknowledge the legal effect, the validity, and the feasibility of information given in the form of e-mails, and allow transactions to be completed in this way.

In anticipation of the proposed legislation, the CMN enacted Resolution No. 2,817 on February 22, 2001, as amended by Resolution CMN No. 2,953 dated April 25, 2002, ratifying the opening of deposit accounts with banks and other financial institutions via electronic means, which includes the internet, ATM machines, telephone and other long distance communication channels. This regulation requires all financial institutions which communicate with their clients via electronic means to comply with certain requirements, in addition to those required by Resolution CMN No. 2,025 dated November 24, 1993, such as: (i) stating (a) its corporate name, (b) its status as a financial institution duly authorized by the Central Bank to operate in Brazil, (c) its telephone numbers, operational at least from 8 a.m. to 6 p.m. during business days, through which financial transactions can be carried out, (d) its website and email address, and (e) a description of the fees charged and their relevant amounts; (ii) observing a five-day maximum waiting period for queries and complaints from holders of deposit accounts to be answered; (iii) assuming responsibility, through its board of executive officers, for the implementation of safeguards necessary to ensure the confidentiality and security of the electronic means available to the clients of the financial institution, as well as the relevant monitoring of any transactions on deposit accounts; and (iv) informing the Central Bank and the CVM, as applicable, of the electronic means of communication available to its clients, including its website and email addresss, as applicable, in the time and format required.

Investment Account

Pursuant to Law No. 10,892 of July 13, 2004, the Brazilian government created the "Investment Account" to enable the transfer of funds for financial investments without assessment of CPMF. Investment Accounts are tied to the current account and must belong to the same holder. The types of investments permitted through the Investment Account are: (i) certificates and receipts of deposit (CDB/RDB); (ii) automatic investment deposits (DRA); (iii) investment savings; and (iv) investment funds.

REGISTERED ACCOUNTS (*"CONTAS REGISTRO"*)

Pursuant to CMN Resolution No. 3,402, dated on September 6, 2006, as amended on April 2, 2007, financial institutions must make deposits in connection with payment of salary, pension and other related payments through special accounts which register and control the inflow of resources and do not allow withdrawals through checks (the so called "register accounts" or *contas registro*). Financial institutions

cannot charge the beneficiaries any fees for the services provided in connection with those accounts and shall make the funds immediately available in case the beneficiary decides to transfer the amounts to his/her account held in another financial institution.

If agreements between the bank and the entity responsible for those payments were executed prior to September 5, 2006 and to the extent that the services have started prior to that date, the mandatory deposit on register accounts shall be enforceable as from January 2, 2009, except for (a) beneficiaries of the INSS; (b) up to December 31, 2011, for public employees hired under Law No. 8,666, of July 21, 1993, that prohibits financial institutions to charge fees for transfer of credits to other banks; withdrawals; and issuance of cards and checks for withdrawal of funds; and (c) Any deposits in connection with payments to public employees to be made under agreements entered into up to December 21, 2006 are also valid until December 31, 2011 or its validity term, whichever occurs first, provided that they are amended to reflect such terms and conditions up to December 31, 2008.

REGULATION TO GUARANTEE THE SECURITY AND THE SOUNDNESS OF THE BRAZILIAN FINANCIAL SYSTEM

Facilitation of the Consolidation of the Financial Sector

The federal government, through Law No. 9,710 dated November 19, 1998, established a new set of rules to facilitate corporate reorganizations among financial institutions and empower the Central Bank to establish capitalization rules and to regulate the control transfer and/or restructuring of financial institutions.

Central System for Credit Risk

Financial institutions must provide information regarding the credit granted to, and guarantees submitted by, their clients. This information is used to:

- facilitate the monitoring and regulatory role of the Central Bank;
- provide information on debtors to other financial institutions (which may only have access to such information after prior authorization of the client); and
- prepare macro-economic analyses.

If the total amount of client transactions exceeds R$5.0 million, the financial institution must provide the Central Bank with:

- client identification documents;
- a break-down of client transactions, including any guarantees granted by the financial institution to the client obligations; and
- information related to the credit risk classification of the client based on the classification of its credit transactions.

For transactions of R$5.0 million or less, financial institutions must report only the total amount of transactions per client.

Brazilian Payment System

On April 22, 2002, the Brazilian Payment System ("*Sistema de Pagamentos Brasileiro*" or "SPB"), was changed in order to become more efficient and up-to-date.

The main goal of such changes was to provide Brazil's financial markets with security and efficiency, and to minimize the risks of the previous system, by incorporating practices recommended by the BIS—Bank of International Settlements.

Three basic risks were addressed: (i) debtor balance of banks with the Central Bank (negative banking reserve account), (ii) absence of guarantees for the settlement of transactions, and (iii) queue in the clearance (COMPE) of high amounts (above R$5,000).

The implementation of the new SPB involved: (i) adopting an adequate legal framework; (ii) reducing the Central Bank's credit risk; (iii) unconditional and irrevocable payments; (iv) defining the role of the Central Bank; (v) improving participants' awareness as to the risks involved in the systems in which they operate; (vi) reducing the gap between transaction contracting and their financial settlement; and (vii) implementation of mechanisms to reduce risks and contingencies in clearing systems.

Under the new SPB, the Central Bank has control over the banks' reserve accounts through the STR—Reserve Transfer System, a computerized system which enables the on-line transfer of funds between financial institutions and constitutes a strict control of bank balances.

The alternative scenario to permit banks not to have an immediately available balance in their reserve accounts was the creation of new clearings. These are clearing houses or clearance and settlement service agencies that consider the balance of credits and debits in order to allow for the settlement of many transactions with minimal use of bank reserves. The clearings are divided by type of transaction: (i) assets (bonds and securities), (ii) byproducts (commodities), (iii) exchange, and (iv) payments.

Banking Consumer Defense Code

On July 26, 2001, the CMN approved the Banking Consumer Defense Code, an instrument created to defend the banking client in interactions with banks.

Key provisions of this Code include: (i) effective prevention and appropriate damages for pain and suffering caused to clients and users; (ii) right to total or partial advanced debit settlement with a proportional reduction of interest; and (iii) adequate treatment granted to the physically handicapped and to the elderly. Institutions may not: (i) automatically transfer funds from a demand account or from a savings account to any form of investment without the prior authorization of the client; (ii) take advantage of the age, health condition, knowledge, social or economic status of the client or user to influence the client to enter into a contract, accept a contractual provision, transaction, or service; (iii) unreasonably raise fees, tariffs, commissions, or any other cost for transactions or services, or charge clients for higher amounts than those permitted under the current laws and regulations; (iv) apply an adjustment formula or ratio different from that allowed by law or in a contract; (v) fail to stipulate a term for the performance of its obligations, or fail to establish the initial term at the institution's sole discretion; (vi) terminate, suspend, or cancel a contract, transaction or service, or call on a guarantee in breach of law or contract; and (vii) after collecting any debt, subject the client or user to any type of constraint or threat.

Rules for the Collection of Banking Fees

On December 6, 2007, the CMN enacted Resolutions 3516, 3517 and 3518 in an attempt to standardize the collection of banking fees and the costs of credit operations for the retail market. Beginning on April 30, 2008, banking services will be classified according to four categories: (a) essential services; (b) customized services; (c) priority services; and (d) special services.

Banks will be prohibited from charging fees for essential services provided to individuals holding demand deposit accounts. Such essential services will include: (a) the issuance of credit and debit cards; (b) the issuance of ten checks per month for account-holders who are qualified for such benefit according to the applicable regulation; (c) the reissuance of debit and credit cards (except in the event of loss, theft, damage or any other event not under the control of the financial institution); (d) up to four withdrawals per month from a cashier, ATM or by check; (e) the issuance of up to two monthly bank statements printed at ATMs; (f) access to internet banking; (g) up to two money transfers per month to accounts within the same bank by cashier, ATM or internet banking; (h) the clearing of checks; and (i) the issuance of consolidated bank statements identifying, on a monthly basis, all fees and tariffs charged during the previous year on demand deposit accounts and saving deposit accounts. Additionally, certain services provided to individuals holding saving accounts will be classified as essential services and therefore will not be subject to fees charges.

These resolutions will allow a financial institution to charge fees for customized services as long as it discloses to the account-holders the terms and conditions associated with the use of such services. The following services, among others, will be considered customized services: (a) enrollment allowance; (b) the management of investment funds; (c) the leasing of safes; (d) delivery services; and (e) brokerage and custody services.

Financial institutions will also be allowed to charge fees for priority services, which are those related to deposit accounts, money transfers, credit operations and registration. The Central Bank will standardize the names and the means of delivery of such products, including the acronyms and descriptions of the generating events for such services.

Special services, such as agricultural credit, exchange markets and onlending for the national housing financial system (SFH), will be subject to specific regulation and will have to follow those specific rules.

These resolutions will prohibit the collection of fees in the event there are insufficient funds in an account to cover such fees. Additionally, an increase in banking fees will only be allowed to occur 180 days after the most recent increase in banking fees became effective, whereas banking fees will be able to be decreased at any time. Adjusted fee rates will be required to be announced at least 30 days prior to their implementation and will only be applied to services rendered after that completion of such 30-day period. The inclusion of any additional fee will also be required to be announced at least 30 days prior to its implementation.

Independent Auditor and Audit Committee

Resolution CMN No. 3,198 of May 27, 2004 ("*Resolução CMN nº 3.198/04*") established new rules regarding the independent audit of financial institutions and created the audit committee for financial institutions. Financial institutions must be audited by independent accountants. Financial institutions may hire an independent accountant only among those accountants that are registered with the CVM, with a certification of specialist in banking audit granted by the Federal Accounting Council and by the Institute of Independent Auditors of Brazil, and provided that the minimum requirements proving the

accountant's independence are met. In addition, financial institutions must replace their independent accountant at least once every five consecutive years. An independent accountant who has worked for a financial institution can only be appointed again after three consecutive years from the date of its replacement. The financial institution must appoint an executive officer responsible for ensuring compliance with the regulations on preparation of financial statements and audit. In addition to the auditor's report, the independent accountant must prepare a report on:

- the evaluation of internal controls and risk management procedures of the financial institution, including issues related to its data processing electronic system, and disclose all deficiencies found; and
- the description of any non-compliance by the financial institution with any regulation to which it is subject, in respect of its financial statements or its activities.

Every financial institution that has a reference stockholders' equity or a consolidated reference stockholders' equity equal to or higher than R$1 billion must create an internal audit committee. For a definition of reference stockholders' equity, see "—Regulation Applicable to the Brazilian Banking Industry—Capital and Stockholders' Equity Standards—Liquidity". The audit committee must be created by express provision in the by-laws of the financial institution, and comprise at least three members, one of whom must specialize in accounting and auditing. Pursuant to Brazilian legislation, the audit committee members can also serve as members of the board of directors of the financial institution and must meet certain requirements in order to guarantee independence of the committee. The audit committee must report directly to the board of directors and its main functions are to:

- appoint independent auditors to be elected by the board of directors;
- supervise the work of the independent auditors;
- request the replacement of the independent auditors;
- review the financial statements every six months, and the management and audit reports;
- supervise the accounting and auditing of the financial institution, including compliance with internal procedures and applicable legislation;
- evaluate the implementation of the independent auditors' recommendations by the management of the financial institution;
- receive and disseminate information regarding any non-compliance with internal procedures or applicable legislation;
- instruct managers regarding internal controls and procedures to be adopted; and
- meet with managers, independent auditors and internal accountants to check the implementation of recommendations made by the audit committee.

In addition, Brazilian law permits the creation of a single audit committee for a group of companies. In this case, the audit committee will be in charge of each institution belonging to the same group.

Each independent auditor must immediately inform the Central Bank of any irregularities that may be deemed as serious infringements, and any evidence of any event which may result in the suspension of the financial institution.

Internal Compliance Procedures

All financial institutions must maintain internal policies to control their activities, their financial, transactional, and management information systems, as well as ensure compliance with applicable laws and regulations.

The board of directors of the financial institution is responsible for the implementation of a system of internal control, by defining procedures and responsibilities, and by setting goals for each internal division of the financial institutions. The board of directors is also responsible for monitoring the compliance with such internal policies.

Internal or external accountants are responsible for monitoring the internal control systems, and must report directly to the board of directors.

Inspection in Other Jurisdictions

The Central Bank inspects affiliates, branches, subsidiaries, and representation offices maintained by Brazilian financial institutions abroad, and such institutions must obtain prior authorization of the Central Bank before opening any such affiliates, branches, subsidiaries, and representation offices.

Transactions with Affiliates

Law No. 7,492 dated June 16, 1986, provides, among other things, for offenses against the Brazilian financial system. Such law defines as a crime the extension of credit by a financial institution to any entity controlled, directly or indirectly, by such financial institution or which is subject to common control with such financial institution and is punishable by two to six years' imprisonment and a fine. On June 30, 1993, the CMN issued Resolution No. 1,996, which requires any such transaction to be reported to the Attorney General's office. Law No. 6,099 dated September 12, 1974, and Resolution CMN No. 2,309 dated August 28, 1996 set forth exceptions to provisions in Law No. 7,492. In reliance on an opinion issued by the general counsel of the FEBRABAN, a number of Brazilian financial institutions have taken the view that the prohibition described above does not apply to credit transactions between a bank and its leasing subsidiary.

Anti-Money Laundering Laws

In order to prevent money laundering, financial institutions must:

- identify and maintain updated records on their clients;
- maintain internal controls and records to monitor adequate identification of their clients as well as whether the transfers of a client's funds corresponds with such client's economic activity and financial capability;
- keep a record of transactions involving Brazilian or foreign currency, securities, metals or any other asset that may be converted into money, and inform the Central Bank whenever the whole or any such transactions exceed R$10,000 in a period of one year or less;
- pursuant to Circular No. 2.852 dated December 3, 1998, inform the competent authorities (but not the client) of any transaction or series of transactions carried out by individuals or companies belonging to the same corporate group, involving amounts that exceed R$10,000;
- retain records of transactions with checks for a period of five years;
- inform the competent authority of any suspicious transaction within 24 hours of its occurrence; and

- inform the Central Bank of transactions possibly linked to a crime, and plans to engage in such transactions.

In addition, pursuant to Brazilian anti-money laundering regulations, the Council for the Control of the Financial Activities (*Conselho de Controle de Atividades Financeiras* or COAF) was created. The main role of COAF is to promote cooperation among the Brazilian authorities responsible for the implementation of policies against money laundering, with a view to preventing such crimes.

Banking Confidentiality

Brazilian financial institutions are subject to banking confidentiality regulations, pursuant to Supplementary Law No. 105 dated January 10, 2001. Banks must maintain the confidentiality of information relating to transactions and services they provide, except in the following circumstances: (i) the disclosure of confidential information with the express consent of the interested parties; (ii) the exchange of information between financial institutions for record purposes; (iii) the supply of information to credit protection agencies derived from data on the records of checks drawn on accounts within sufficient funds and defaulting debtors; (iv) the provision of information, to the competent authorities relating to the occurrence of any criminal or other unlawful administrative act; and (v) if the banks are liable to withhold and pay contributions, the supply of information to the Federal Revenue Department that is required to identify taxpayers and the global amounts of their respective transactions.

Tax Evasion

According to Supplementary Law No. 105, Brazilian tax authorities may require financial institutions to provide information that is usually protected by banking confidentiality, without judicial authorization if there is sufficient evidence to show that the client has engaged in tax evasion. Such evidence includes, among other things:

- a statement by the client detailing transactions below market value;
- credits acquired from sources outside the Brazilian Financial System;
- transactions involving "tax havens";
- expenses or investments that exceed the amount of the declared available income;
- remittances of currency abroad, using non-resident accounts in amounts that exceed the income declared to the appropriate authority;
- companies whose registration with the Brazilian Corporate Taxpayers Register, or CNPJ, has been made null or cancelled;
- the omission of income or net gains, arising from fixed or variable income financial investments;
- preventing inspection, characterized by the unjustified refusal to show any books and documents in which are recorded the accounts of the activities of the suspect, as well as the non-supply of information about assets, financial movements, business or activity, whether their own or belonging to third parties, when summoned so to do and other hypotheses that authorize a request for help from the public force;
- resisting inspection, characterized by the refusal to grant access to the establishment, the fiscal domicile or any other place where the activities of the suspect are carried on, or where the assets or property he owns are to be found;

- evidence that the company is constituted by "front-people", who are not the true partners or shareholders, or the owner, in the case of a sole trader;
- the carrying out of operations subject to tax, without due registration in the appropriate tax- payer register;
- the repeated violation of tax legislation;
- the sale of goods with evidence of smuggling, or improper customs' clearance; and
- perform criminal acts, within the terms of the legislation that governs crimes against the tax order.

Except as described above, information protected by banking confidentiality regulation may only be provided in compliance with a court order or a Parliament Committee of Enquiry order.

Rules Applicable in Cases of Insolvency

The Special Temporary Management Regime

The Special Temporary Management Regime, or RAET, set forth in Decree-Law No. 2,321 of February 25, 1987, is directed at enabling the economic and financial recovery and the reorganization of a financial institution without interfering with the regular course of business or the normal operation of the institution. The RAET may be imposed by the Central Bank when the private financial institutions or the non-federal public financial institutions show:

- repeated practice of transactions that are contrary to federal economic and financial policy;
- the existence of undisclosed liabilities;
- failure to observe rules relating to the banking reserves account;
- reckless or fraudulent management; or
- the occurrence of any situation requiring intervention.

Intervention

Private and non-federal public financial institutions are subject to the proceedings established by Law No. 6,024 dated March 13, 1974, which sets out the provisions applicable in the event of intervention or extra-judicial liquidation. Intervention and extra-judicial liquidation will occur when the Central Bank has determined that the financial institution is in a dire financial condition or upon the occurrence of any event that may potentially affect the position of creditors of the financial institution.

The Central Bank must intervene in the management of any financial institution that:

- suffers losses as a result of mismanagement which may represent a risk to its creditors;
- repeatedly violates rules of the financial system; or
- faces circumstances that could result in its bankruptcy.

Intervention may not exceed twelve (12) months, being a six-month period renewable for another six (6) months. During the intervention period, the institution's liabilities for overdue obligations, unmatured obligations incurred prior to the intervention, and also for deposits, are suspended. The intervention proceedings will be terminated if any of the following occurs: (i) if the Central Bank determines that the irregularities that triggered intervention have been eliminated; (ii) if the parties

concerned resume administration of the financial institution after having provided the necessary guarantees with the approval of the Central Bank; or (iii) upon the declaration of the financial institution's extra-judicial liquidation or bankruptcy. The Central Bank may liquidate the financial institution or authorize the manager appointed by the Central Bank to file for bankruptcy following the report or proposal of such manager if the assets of the financial institution are insufficient to pay at least 50% of the amount of its unsecured outstanding debts, or when an extra-judicial liquidation is deemed inconvenient, or otherwise, when the complexity of the business of the institution or the impact of the facts disclosed justify such action.

Extra-judicial Liquidation

The Central Bank may liquidate a financial institution:

(i) *ex officio* (by right of office): (a) due to events that would harm its economic or financial situation, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate an insolvency; (b) that seriously violates financial market laws, provisions or regulations; (c) that suffers a loss which subjects its non-preferred and unsecured creditors to severe risk; or (d) if, upon revocation of the authorization to carry on its operations, the institution does not initiate liquidation proceedings within 90 days, or if initiated, the Central Bank is of the view that the progress of the liquidation may be detrimental to the institution's creditors.

(ii) *upon request by the officers of the institution or by proposal of the intervener:* The order of extra-judicial liquidation will result in: (i) suspension of actions of foreclosure against rights and interests of the entity being liquidated and prevent other actions or executions from being brought against the entity during the liquidation process; (ii) acceleration of the obligations of the entity being liquidated; (iii) non-compliance with the penalty sections of unilateral agreements expired as a consequence of the determination of liquidation; (iv) none accrual of interest against the estate under liquidation whilst the liabilities are not fully paid; (v) suspension of the statute of limitations with respect to the obligations assumed by the institution, and (vi) no monetary adjustment of any debts, nor of any monetary penalties due to the infringement of penal or administrative laws. The extra-judicial liquidation will cease: (i) if interested parties undertake to continue the financial institution's activities, with the necessary guarantees, subject to the discretion of the Central Bank; (ii) with the approval of the final accounts of the liquidator; and (iii) with the decree of the entity's bankruptcy.

New Bankruptcy Law

In 2005, the National Congress passed the new bankruptcy law (Law No. 11.101, of February 9, 2005, or New Bankruptcy Law), which governs the judicial and extra-judicial reorganization and the bankruptcy of legal entities. The New Bankruptcy Law has been in effect since June 9, 2005, and is indirectly applicable to financial institutions. The law does not directly affect financial institutions, which continue to be subject to the intervention and extra-judicial liquidation regimes pursuant to specific legislation.

Under the New Bankruptcy Law, in the case of bankruptcy, the order of credit preference is: (i) labor credits (up to 150 minimum salaries per employee); and credits arising out of work-related accidents; (ii) collateralized credits, up to the value of the encumbered asset; (iii) deferred tax credits; (iv) credits with special privilege granted by to Brazilian legislation; (v) credits with general privilege granted by Brazilian legislation; (vi) non-preferred and unsecured credits; (vii) contract fines and penal, administrative, and taxation monetary penalties ; and (viii) subordinated credits.

The changes in the order of preference of credits are considered favorable to Brazilian creditors, to the extent that deferred tax credits are no longer preferred over financial institution credits secured by

collateral. Such changes are intended to increase the granting of credit and to promote the domestic financial sector.

In addition, the Brazilian Tax Code was amended so that if a company in judicial reorganization or in a bankruptcy proceeding sells its assets, the purchaser will not be liable for the tax obligations which accrued prior to the sale. This change is expected to be favorable to the recovery of companies through a disposition of a portion of their assets.

Environmental Regulation

The Brazilian Environmental Policy, set forth under Law No. 6,938, dated August 31, 1981, provides that those who, directly or indirectly, cause environmental damage are jointly liable for them regardless of fault. This law also requires governmental entities can only provide financing and financial incentives to such projects if the mandatory environmental licenses have been obtained and applicable rules, criteria and standards established by the Brazilian Environmental Council complied with. Furthermore, it requires financial institutions to ensure that biotechnological projects which they are financing meet applicable rules as to technical and scientific compliance.

TAX MATTERS

Taxation of Financial Transactions

CMPF. The CPMF replaced the Provisional Tax on Financial Operations, or IPMF, that was effective from January 1, to December 31, 1994, at a tax rate of 0.25%. Constitutional Amendment No. 12, dated August 15, 1996, authorized the federal government to impose a CPMF tax at a rate of 0.20%, but this rate was limited to the period from January 23, 1997 to February 24, 1998. Since then, the CPMF rate has been successively renewed. It is currently authorized under Constitutional Amendment No. 42, of December 19, 2003, at a rate of 0.38%, effective until December 31, 2007.

CMPF is usually levied on any type of banking transaction, which reduces the appeal of short-term investments. On July 13, 2004, Law No. 10.892 created the investment accounts, allowing investors to transfer funds without being subject to payment of CPMF. See "—Regulation Applicable to the Brazilian Banking Industry—Investment Account" above. The federal government may amend the tax rate at any time within the limits set forth under the Constitution.

IOF. The *Imposto Sobre Operações Financeiras*, or IOF, the Tax on Financial Transactions, is levied on four different types of transactions at various applicable rates subject to the corresponding legal limits, as follows:

Transaction	Maximum rate allowed under the law	Current rate
Credit to financial institutions	1.5% per day	0%
Credits to non-financial companies	1.5% per day	Up to 0.0041% per day, depending on the transaction, but generally limited to the maximum rate of 1.5%
Insurance transactions carried out by insurance companies	25.0%	2%—health insurance 4%—life insurance and similar insurances, and personal and occupational accidents (which rate was reduced to 0% with effect from September 1, 2005) 7%—other types of insurance[1]
Exchange Transactions	25.0%	0%—as a general rule 2% on credit card transactions 5% on currency remitted to, and staying in Brazil for 90 days or less

(1) There are several other exceptions currently subject to a 0% tax rate, including reinsurance, export insurance and government insurance transactions.

Business

GENERAL OVERVIEW

The Bank was the first Brazilian company listed on a Brazilian stock exchange and the first federal institution listed on the *Novo Mercado* segment of the BOVESPA. Currently, the Bank is the largest bank in Latin America, in terms of assets, according to data published by Economática on October 5, 2007, with a significant presence throughout Brazil and operations in other key global economic and financial centers. As of September 30, 2007, the Bank had over 25.2 million customers, approximately 8.1 million of which have their salaries paid to them directly through the Bank. Approximately 4.3 million of these are public employees and 3.8 million are employees of private or mixed-capital companies. The Bank has the largest network of customer service branches in Brazil, with approximately 15,200 points of service, including 3,984 branches located in 3,189 Brazilian municipalities. In addition, the Bank has more than 39,000 automated teller machines ("ATMs") which, coupled with facilities such as call centers and mobile banking, enabled clients to carry out approximately 90.0% and 90.7% of all transactions they conducted with the Bank in 2006 and in the nine-month period ended September 30, 2007, respectively, outside the traditional branch environment. The Bank operates outside Brazil in 22 countries and its international network (the largest outside Brazil among Brazilian banks in terms of points of service) has 41 points of service, with 15 branches, including locations in the United States, Argentina, the United Kingdom, Portugal, France and Japan.

As of September 30, 2007, the Bank was the leading financial institution in Brazil, in terms of:

- total assets, with R$342.4 billion, according to data published by the Central Bank and Economática;
- total number of customers, when compared to the three largest banks in Brazil in terms of number of branches, with 25.2 million accounts, of which 23.6 million were individuals and 1.6 million were legal entities, according to data published by the Central Bank in June 2007;
- branch network, when compared to the three largest banks in Brazil in terms of number of branches with 15,200 points of service in Brazil, according to data published by the Central Bank in June 2007;
- total amount of deposits, according to the ranking published by Economática, with R$172.2 billion, of which R$27.5 billion were judicial deposits;
- credit portfolio balance, when compared to the five largest banks in Brazil in terms of assets, which totaled R$150.2 billion, representing 16.1% of the market share of the Brazilian financial system, according to the Central Bank;
- third party assets under management, with a total value of R$206.9 billion, representing 18.1% of the total market in Brazil, according to the national association of investment banks (*Associação Nacional dos Bancos de Investimento* or "ANBID");
- export foreign exchange transactions in terms of total contracted amount, representing 26.2% of the total market in Brazil, according to data published by the Central Bank;
- customers with access to products and services through the internet, with a total of 8.4 million customers, when compared to the three largest banks in Brazil in terms of total assets;
- payroll deduction loans, when compared to the four largest banks in Brazil in terms of total assets, with a portfolio of R$11.0 billion, representing a market share of 18.1% in Brazil, according to the data published by the Central Bank; and

- agricultural credit, with a total loan portfolio of R$ 48.4 billion, representing 57.7% of the total balance of those loans in Brazil, according to the Central Bank.

As a multiple-service bank, the Bank offers a full range of financial products and services, as well as non-financial products and services, including personal and corporate credit transactions, financing for the Brazilian agribusiness sector, credit and debit cards, insurance and private pension plans, international banking services such as foreign exchange and foreign trade financing, treasury transactions, financial and capital markets transactions and third party asset management. The Bank's third party asset management business has been recognized for excellence by the rating agency Moody's, which classified the Bank as Manager Quality ("MQ1"), the highest level of the "Investment Management Quality Rating". In addition, in 2007, Moody's upgraded the Bank's "Financial Power" classification from "D" to "C", which reflects the Bank's deposit base as a percentage of its total funding and the improvement of its financial indexes, in particular the quality of its assets and operating efficiency. Also in 2007, the rating agency Fitch improved the classification of the Bank's long-term debt denominated in foreign currency to investment grade (BBB-).

The Bank also provides real estate financing and vehicle financing. In 2006, the Bank restructured its vehicle-financing portfolio, which increased from a total amount financed of R$187.9 million in 2005 to a total amount financed of R$894.4 million in 2006. At the end of 2006, the Bank began to provide services, such as personal credit to account holders and non-account holders through concessionaires and multibrand stores registered with the Bank and, as a result, the total amount of these transactions through such means totaled R$2.2 billion for the nine-month period ended September 30, 2007.

With respect to real estate financing, since the beginning of 2007 the Bank has offered the product "*Financiamento Imobiliário Poupex*", by means of an agreement with the Savings and Loan Association (*Associação de Poupança e Empréstimo* or "Poupex") that allows the Bank to extend real estate financing lines of credit to its clients, using Poupex funds, which are special saving accounts offered by the Bank. This agreement allows the Bank to compete directly with other institutions that have a long history of operations in this segment. Currently, the Bank is preparing to launch its own credit facilities to consolidate its presence in the real estate financing segment, and offer one of the most complete portfolios of real estate financing options to individuals in the Brazilian financial market.

The Bank is a mixed-capital company controlled by the Brazilian government, which in addition to operating as a multiple-service bank, includes 15 other subsidiaries, which offer additional products and services. Through its investment bank, BB Investimento, the Bank also holds equity participations in companies involved in insurance, pension plans and capitalization (which is a form of savings account entitling holders to participate in periodic drawings for cash prizes). The Bank also sponsors two entities for its employees, one for supplementary pension benefits, PREVI, and another for medical care, *Caixa de Assistência dos Funcionários do Banco do Brasil* ("CASSI"). In addition, the Bank sponsors *Fundação Banco do Brasil*, a non-profit foundation that contributes to development projects in communities throughout Brazil.

The following table sets forth certain key consolidated information about the Bank as of and for the periods indicated:

	For the year ended December 31,			For the nine-month period ended September 30,	
	2004	2005	2006	2006	2007
	(in R$ billions, except otherwise indicated)				
Assets	239.0	253.0	296.3	281.6	342.4
Credit portfolio[1]	79.9	92.3	122.3	107.9	138.9
Deposits	115.5	137.7	158.8	144.9	172.2
Stockholders' equity	14.1	16.8	20.7	20.2	23.1
Net income	3.0	4.2	6.0	4.8	3.8
Return on equity (ROE) (in %)	23.0	26.8	32.1	19.8	26.3
Efficiency index[2] (in %)	54.2	48.1	47.5	45.5	50.8
Basel index[3] (in %)	15.2	17.1	17.3	17.7	15.7
Number of clients (in thousands)	21,089.0	22,907.0	24,374.0	24,103.0	25,235.0
Number of branches (in units)	3,722.0	3,894.0	3,969.0	3,960.0	3,984.0
Assets under Management Market Share[4] (in %)	16.5	15.1	14.8	15.0	14.5
Credit Portfolio Market Share[4] (in %)	16.9	16.2	17.7	16.7	16.1
Deposits Market Share[4] (in %)	20.2	20.2	20.3	19.8	20.9

(1) Credit and leasing transactions.

(2) Efficiency Index is calculated by dividing administrative expenses (comprised of personal expenses, other administrative expenses and other operating expenses) by income from financial intermediation.

(3) Represents adjusted stockholders' equity divided by total risk-weighted assets, as defined by the risk-based capital adequacy framework developed in July 1988 by the Basel Committee on Banking Regulations and Supervisory Practices (such framework, the "Basel Accord").

(4) Source: Central Bank of Brazil.

As of September 30, 2007, the Bank had approximately 80,000 employees and 9,500 trainees. The Bank has a training program for all employees, and the total amount spent by the Bank for training was approximately R$61.1 million in 2006 and R$44.7 million in the first nine months of 2007. The Bank also has a modern and extensive technological infrastructure, and it invested in technology and infrastructure a total of approximately R$598.0 million in 2005 and 2006. The Bank believes its training policy and policy of technological growth and development have contributed to the consolidation of the Bank as a modern and competitive company.

The Bank has the largest external service network of Brazilian banks. Operating in 22 countries, this network operates in several financial centers around the world and is comprised of 15 branches, 10 sub-branches, 11 representation offices, and five subsidiaries. The operations of the Bank abroad include financing and the promotion and development of international businesses among foreign and Brazilian individuals who reside in Brazil, by supporting Brazilian companies in foreign trade transactions, a segment in which the Bank is the leading company in Brazil, and the identification of new markets. Additionally, the Bank serves Brazilian individuals who reside in other countries. In Portugal and Japan, the Bank focuses on its retail operations, in order to support and expand the businesses of the large Brazilian community resident in such countries, as well as increase the Bank's client base. In Miami and Paris, the Bank focuses on the a high net worth segment called "Private", for clients with minimum net worth of R$1.0 million, which offers investment options in accordance with clients' profiles.

Since 2002, the Bank has amended its by-laws and adopted a policy of continuing to evaluate and improve its corporate governance practices, and adopted the principal corporate governance practices as set forth in the regulations of the *Novo Mercado* segment of the BOVESPA. On May 31, 2006, the Bank entered into the *Novo Mercado* Listing Agreement with the BOVESPA. The Bank's growth, together with its skilled technical staff and highly qualified professionals, have contributed to a more rigorous level of control over the administrative costs of the Bank and also permitted a focus on the growth of its business, resulting in the increasing levels of profitability and operational efficiency reached by the Bank in recent years. Accordingly, the executive board of the Bank approved recently measures to improve the decision-making process at the several levels of the Bank, providing well-qualified professionals direct contact with customers and focusing on improving operational support.

At the same time, the Bank created incentives to employees who are over 50 years old and have contributed to PREVI for more than 15 years who decide to accept early retirement. Furthermore with respect to PREVI, the Bank entered into an agreement with institutions representing certain of its employees to suspend, retroactively to January 2007, the contributions of the employees of the Bank to PREVI. These contributions were previously recorded as personnel expenses of the Bank and totaled R$388.4 million during 2006, R$469.6 million in 2005 and R$460.2 million in 2004.

As a result of these policies, the Bank has consistently achieved average annualized rates of return on equity above 20.0%, with rates of 32.1% and 26.3% during 2006 and during nine-month period ended September 30, 2007, respectively. The Bank's efficiency index was 47.5% during 2006, which is comparable to the efficiency levels achieved by leading Brazilian private banks. The Bank's efficiency index was 50.8% during the nine-month period ended September 30, 2007.

The Bank's emphasis on transactions with individuals that involve a relatively low risk of default, such as payroll deduction loans and vehicle financing, as well as improvement in the Brazilian agribusiness industry, has decreased delinquency levels and, therefore, the risk profile of the credit portfolio of the Bank. As compared to the Brazilian financial system, the average risk of the portfolio of the Bank, calculated by dividing the allowance for loan losses by the total credit portfolio as of December 31, 2006, totaled 5.4%, compared to 6.2% for the Brazilian financial system. As of September 30, 2007, the average risk of the portfolio of the Bank was 5.4%, compared to 5.8% for the Brazilian financial system.

In 2006, the Bank again ranked first in the Brazilian banking industry in the Top of Mind survey carried out by Instituto Datafolha. Since 1992, the first year such survey was conducted in this industry, the Bank has maintained this position.

COMPETITIVE STRENGTHS

Largest banking franchise in Brazil

The Bank is the largest financial institution in Latin America, in terms of total assets, according to *Economática* data, published in November 2007. It is an active multiple-service bank operating in all segments of the Brazilian economy. The Bank maintains a strong brand image and a solid and diversified client base of 25.2 million clients, of which 23.6 million are individuals. These key factors reinforce the Bank's leadership in the Brazilian retail banking market. In the nine-month period ended September 30, 2007, in addition to being the largest Brazilian bank in terms of total assets, with R$342.4 billion, the Bank also had the largest network with branches in Brazil, with approximately 4,000 agencies, had the largest credit portfolio in Brazil, of R$150.2 billion, and was also the leading manager of funds and

portfolios for individuals, governments, companies and institutional investors, with more than R$206.9 billion under management. As of September 30, 2007, the Bank's deposits totaled more than R$172.0 billion, the highest among Brazilian banks. The Bank's nationwide presence, together with its well-established business relationships with government-owned entities and its broad client base, provides it with a large deposit base providing relatively low funding costs. Of the Bank's total deposits on September 30, 2007, R$128.8 billion, or approximately 75.0%, came from relatively low-cost sources of funding, such as demand, savings and judicial deposits, as well as funds and government programs. The table below shows the Bank's deposit funding for the periods indicated:

	As of December 31,			CAGR(%)[1]	As of September 30,	
	2004	2005	2006	2004-2006	2007	(%) Share[2]
	(in R$ millions, except percentages)					
Total Deposits	115,532	137,658	158,841	17.3	172,180	100
Low-cost deposits	85,557	100,275	119,395	18.1	128,753	75
Demand deposits	28,991	35,802	40,059	17.5	38,712	22
Savings deposits	31,069	32,844	36,714	8.7	43,831	25
Judicial deposits	16,176	19,177	23,610	20.8	27,530	16
Funds and programs	9,283	12,318	18,723	42.0	18,287	11
Deposits for investments	38	134	289	175.8	394	—
Term deposits	24,206	32,001	34,567	19.5	37,674	22
Interbank deposits	5,768	5,383	4,878	(8.0)	5,603	3

(1) Compound annual growth rate between 2004 and 2006.
(2) Percentage of the total Brazilian deposits in each category for the nine-month period ended September 30, 2007.

The credibility of the Bank's brand, together with its diversified operating activities and highly qualified sales force, has resulted in the Bank being the leader in various markets in which it operated over a short period of time, as confirmed by its performance in the capitalization sector, where the Bank began operations in 1995 and in 1996 was the leader in capitalization plans, in terms of revenues. A more recent example of this ability to enter a business and quickly gain a substantial presence is the area of payroll deduction loans. As of December 31, 2004, the market share of the Bank in this area was 8.6%. This percentage increased to 12.3% as of December 31, 2005, 17.2% as of December 31, 2006 and 18.1% as of September 30, 2007, when the Bank became the leader in this market.

Strategic relationship with federal, state and city governments in Brazil

The Bank is a mixed-capital company. The Bank's majority shareholder is the Brazilian federal government, with which the Bank has a long-standing strategic relationship. In accordance with Law 4,595, the Bank is the financial agent of the Brazilian national treasury. The Bank's close ties to Brazilian federal, state and municipal governmental entities have enabled it develop products and services specifically tailored to meet their needs. With respect to the federal government, the Bank's operations include making payments and collecting funds for the account of the Brazilian national treasury, as well as providing assistance to all ministry offices. The Bank also provides support for the federal government's cash management operations. On the state level, the Bank, through the execution of agreements and contracts, acts as an official financial agent in 10 states in Brazil. In this role, the Bank serves as the exclusive agent for payments to public employees and suppliers, centralizes the distribution and collection of taxes and assists in the collection of government debt. On the municipal level, the Bank operates through its branch network as the official financial agent in a number of state capitals and other cities throughout Brazil, the largest in Brazil in terms of number of points of service.

Growth potential of the Bank's credit portfolio

The Bank believes that it is well positioned to further expand its credit portfolio, maintain its leading position in the industry and increase profitability.

In view of its extensive channel for the distribution of its products, operating in more than 3,000 Brazilian municipalities, its number of customers, its experience in credit assignment, the strength and tradition of its brand, as well as its capital base, including significant financing ability, the Bank believes that it is well positioned to significantly increase its credit portfolio. The table below sets forth the historic level of funds raised by the Bank:

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in R$ millions, except percentages)				
Sources of funding[1]	102,252	124,352	142,336	129,976	155,066
Credit portfolio[2]	79,982	92,325	122,263	107,866	138,876
Difference[1][2]	22,270	32,027	20,073	22,110	16,191
Expansion potential[3] (in %)	27.8	34.7	16.4	20.5	11.7
Leveraging margin[4]	50,344	80,029	101,698	103,325	88,828

(1) Total deposits plus onlending in Brazil less compulsory deposits.
(2) Credit and leasing transactions.
(3) Equal to the referential equity surplus (which is the difference between the Bank's referential equity (Tier 1 and Tier 2 capital) and stockholders' equity as calculated pursuant to the Basel Accord) divided by the minimum required percentage of risk-based capital (11%), as prescribed by the Central Bank for Basel Accord purposes.
(4) Percentage ratio equal to the difference between sources of funding and credit portfolio divided by credit portfolio.

As set forth in the table above, the current level of funding of the Bank would allow an increase in credit transactions of 11.7% as of September 30, 2007. Moreover, the Bank's Basel index of 15.7% as of September 30, 2007, which is greater than the 11.0% required by the applicable legislation, provides the Bank with a leveraging margin of approximately R$88.8 billion in weighted assets at 100.0% of capital stock, such as credit assets.

Strong presence in foreign trade finance among Brazilian banks

The Bank is the leader among Brazilian banks in terms of foreign trade finance. The Bank offers products such as advance on exchange contracts ("*Adiantamento sobre Contratos de Câmbio*" or "ACC") and advance on export contracts ("*Adiantamentos sobre Contratos de Exportação*" or "ACE") transactions, the volume of which together totaled US$12.1 billion in 2006, as compared to US$11.9 billion in 2005, and US$9.0 billion in 2004, with a compound annual growth rate ("CAGR") of 16.0% from 2004 through 2006. The volume of ACC and ACE transactions for the nine-month period ended September 30, 2007 was US$11.3 billion. In this segment, the Bank closed the period as the market leader in both export and import foreign exchange market transactions, with a market share of 26.2% and 24.1%, respectively. This reinforces the leadership of the Bank in the foreign trade industry.

Excellence in third party asset management

BB Distribuidora de Títulos e Valores Mobiliários S.A. ("BB DTVM") has been recognized for excellence in the area of third party asset management by Moody's, which classified the Bank as Manager Quality

(MQ1). With more than R$206.9 billion in third party assets under management and a 18.1% Brazilian market share as of September 30, 2007, BB DTVM was the largest third party asset manager in Latin America.

Highly dedicated and experienced management

The Bank believes that the high qualification of its professionals and their commitment to the performance of the Bank are key factors in ensuring its future success. The Bank seeks to attract and retain professionals who are highly experienced and committed to successfully implementing the Bank's corporate strategy and the Bank is also supported by qualified professionals, allocated based on technical criteria, with comprehensive managerial experience in several areas. The members of the Bank's executive board have 26 years, on average, of experience in the Bank, with comprehensive knowledge of the financial and banking areas.

Furthermore, in July 2007, the Bank amended its by-laws to create two new vice-presidencies, which the Bank believes will allow it to undertake new retail businesses and improve its operations in the agricultural and federal government markets. The Bank has begun to focus its activities on real estate loans, vehicle finance, credit cards and new opportunities in the banking retail market, and believes that these new positions will help to develop these areas of business.

State-of-the-art technology

The Bank's investments in technology throughout the last decade have ensured it a position of prominence in banking technology in both the domestic and international markets. The Bank has set benchmarks in technological banking solutions and innovations, and has received special recognition in Brazil and abroad in 2006, such as the "e-finance 2006" and Quality Standard in B2B ("*Padrão de Qualidade em B2B*") awards, which were awarded by e-finance magazine. The Bank maintains its leadership in this area through continuous investment in technology, which in 2005 and 2006 exceeded in the aggregate R$598 million. Accordingly, in the first six-months of 2007, the Bank concluded implementation of a new network for transmission of information, which quadrupled the average transmission capacity and increased the percentage of banking transactions carried out through ATMs to 97.0%, which benefited both the Bank and its customers, especially considering that, in the nine-month period ended September 30, 2007, 90.0% of the transactions carried out by these customers were executed through ATMs. The Bank's network of more than 39,000 ATMs, which comprise the largest proprietary network in Latin America, accounted for more than 40.0% of the ATM transactions carried out within Brazil in the nine-month period ended September 30, 2007. The Bank is also the leader in number of clients registered to execute transactions via Internet, with 8.4 million clients registered.

The Bank's technological investment and development have been fundamental to the growth of its business and operations. The implementation of automated systems throughout the Bank's branch network has allowed the execution of several transactions, such as the credit transactions through ATMs. The Bank's credit scoring system, which is based on continually updated client information, provides clients with pre-approved credit limits for direct consumer credit, credit card and overdraft transactions.

The Bank offers a broad array of transactional experience due to the Bank's wide range of products and its recognized brand

The Bank provides a broad array of transactional experience within the Brazilian banking industry, giving it access to the widest range of customers at several income levels throughout Brazil. In order to meet the needs of its diversified client base, in recent years the Bank has diversified its portfolio of products and currently is able to provide its clients with essentially all banking and financing services

available in the Brazilian market. The strength of the Bank's brand enhances the Bank's ability to offer these diversified transactions and variety of products. The Bank believes that the combination of the breadth of its transactional experience, wide range of products and strong brand helps it to obtain funds at relatively favorable rates and achieve profitable results.

Leadership in the payroll deduction loan market within less than four years of operations

The Bank became the industry leader in the segment of payroll deduction loans in 2007. As of September 30, 2007, the Bank's portfolio of payroll deduction loans totaled R$11.0 billion, representing a market share of 18.0%, according to Central Bank data, with 3.5 million current contracts.

The growth of the Bank's portfolio of payroll deduction loans, which the Bank believes represents a lower risk of default than other types of credits to individuals, improved the risk of the Retail Credit Portfolio of the Bank. The transactions recorded in risk levels from AA to C, which represented 89.6% of the Bank's credit portfolio as of September 30, 2006, increased to 90.8% as of September 30, 2007.

High standards of corporate governance

Since 2002, the Bank has included the principal corporate governance practices set forth in the *Novo Mercado* regulations in its by-laws. The Bank established these corporate governance practices to improve management's efficiency and further protect the interests of the Bank's shareholders. On May 31, 2006, the Bank formally adhered to the corporate governance practices of the *Novo Mercado*. The Bank's general business guidelines are the responsibility of the Bank's board of directors, which is comprised of seven members, three of whom are designated by the Bank's minority shareholders. None of the members of the board of directors has significant holdings in the Bank's capital stock. Only the Vice-Chairman of the board of directors also holds an executive office, as the President of the executive board. All decisions concerning policies, corporate strategies, general business plan, the master plan and the overall budget require the approval of at least five board members.

PRINCIPAL STRATEGIES

Focus on transactions with individuals and increase the variety and volume of credit products

In view of its customer base and broad distribution network, the Bank intends to maintain the growth of its credit portfolio at a level consistent with the current growth trends of the Brazilian economy, including employment and income levels. With respect to its credit portfolio, the Bank intends to continue to focus on credit transactions with individuals, including those who are not accountholders, specifically through payroll deduction loans, vehicle finance and loans to finance consumer goods, because the Bank believes such transactions will provide greater rates of return to shareholders than other types of credit transactions. With respect to loans to legal entities, the Bank intends to continue to expand its credit transactions, in various client segments, such as Small-Sized Companies, as well as Medium-Sized Companies and Large-Sized Companies.

The strategy to increase credit transactions to individuals is mainly based upon the following: (i) attraction, profitability and retention of clients; (ii) diversification and improvement of loans and financing; and (iii) improvement of the channels to serve the clients. One of the most important results from the adoption of this strategy is the Bank's role in payroll deduction loans, a sector in which the Bank is the leader in the market with a current portfolio of R$11.0 billion, offering competitive rates and as well as additional credit that is easy to apply for, as it is available at the Bank's branches and also through ATMs. As of September 30, 2007, approximately 78.3% of the Bank's borrowers of payroll

deduction loans were public employees, 10.0% were retired employees and 11.7% were employees of private companies. The delinquency level of this credit line is relatively low; as of September 30, 2007, transactions overdue for more than 90 days represented 1.7% of the total loans in this segment.

Some strategies, relating to consumer goods financing, include the use of alternative networks to serve clients, such as offering credit directly to the consumer upon the purchase of goods, outside the Bank's branch network. The facility and convenience of this product increased the number of transactions carried out and positions the Bank to further expand its portfolio of loans to individuals.

Additionally, the Bank has developed products and entered into partnerships to operate in the vehicle finance and real estate financing markets. In 2006, the Bank restructured its vehicle finance portfolio, which increased from R$187.9 million as at December 31, 2005 to R$894.4 million as of December 31, 2006. At the end of 2006, the Bank began to offer loans to accountholders and non-accountholders through concessionaires and multibrand stores, resulting in the balance of these transactions reaching R$2.2 billion as of September 30, 2007, an increase of 250.9% as compared to the balance as of September 30, 2006.

In this connection, in September 2006, the Bank and Prime Prestadora de Serviços S.A.—Seminovos Localiza, a company in the Localiza group (one of the leading rental car companies in Brazil), entered into a ten-year agreement, which will allow the financing by the Bank of used cars sold by the Localiza group, which the Bank believes will increase the number of its clients for this type of financing. The agreement also covers the sale of other products by the Bank, such as auto insurance.

Moreover, real estate loans, which the Bank considers important given the significant volume of such transactions in Brazil, are critical for the establishment of a consolidated and lasting customer base because these loans are established for long-term periods. In early 2007, the Bank began to provide the product Real Estate Financing Poupex ("*Financiamento Imobiliário Poupex*"), directly competing against institutions with long histories operating in the market. The Bank also intends to provide its own credit facility, in order to consolidate its operations in the real estate market and provide one of the most comprehensive portfolios of financing options for individuals. With respect to the Real Estate Financing Poupex, as of May 2007, the demand for this product totaled R$271.5 million and the financings using this product totaled R$177.9 million.

Consistent with its strategy of increasing its offering of credit products and also in view of the establishment, by the Central Bank of Brazil, of "portable credit", in which the client is able to move its debts from one financial institution to another financial institution providing better conditions, the Bank was able to provide a tool on its website which simulates credit transactions, which were contracted with other financial institutions, as if they had been undertaken with the Bank. Based on the concept of "Compare and Confirm" ("*Compare e Comprove*"), the Bank is prepared not only to serve its clients base, but also to identify and benefit from the opportunities arising from the contact with clients of other banks.

Increase the Bank's market share in the segments of insurance and pension plans and maintain its leadership in the capitalization market (a form of savings accounts entitling holders to participate in periodic drawing for cash prizes)

The Bank intends to increase its market share in the segments of insurance and pension plans and intends to implement a more effective policy to (i) review the business plan of these sectors; (ii) update its insurance and pension plans portfolios; (iii) diversify and launch new products; (iv) improve the sales to

customers which do not have a current account with the Bank; and (v) improve the Bank's distribution channels, through external partnerships with retailers, state and federal banks, credit cooperatives and banking representatives.

In this regard, in September 2007, the Bank implemented an administrative reorganization through which the Directorate of Insurance, Private Pension Plans and Capitalization was created, under the responsibility of the Vice-President of Cards and New Retail Businesses.

During 2007, several developments contributed to the development of the insurance and pension plans products of the Bank in the market, including: (i) restructuring the Bank's pension plans investments, through the creation of funds focused on high-income clients, such as "Ciclos de Vida" and the fund "*Composto 49 D*", which includes in its portfolio securities of companies which, traditionally, distribute a significant volume of dividends; (ii) launching the "BB Seguro Auto Caminhoneiro", specifically developed for truck owners; and (iii) creating the capitalization product "*Ourocap 200 Anos*", due to the 200th anniversary of the Bank.

The Bank intends to increase its market share in the insurance and pension plans markets, as well as maintain its leadership in the capitalization market, a position it has held for ten consecutive years, in accordance with the Statistical Bulletins of SUSEP, from 1997 to 2007, increasing, therefore, the results in those sectors.

Increase market share in the credit and debit cards sector

The Bank considers credit and debit cards to be an important relationship tool and a way of increasing its customer base and intends to increase the number of users, including those who are not accountholders, mainly through partnerships with large retail companies. The Bank plans to focus on marketing strategies in new markets, such as the customer base of telephone companies and customers involved in agribusiness or Small-Sized Companies, among other strategic segments, in order to maintain the current average level of growth of the revenues resulting from these activities of 30% per year.

In view of this, the main partnerships established by the Bank in 2007, including the creation of the co-branded card and calling card together with Telefonica de São Paulo, a co-branded card to the customers of GOL Linhas Aéreas, a co-branded Chevrolet Card, as well as the Cartão Ourocard Platinum Agronegócios, were specifically developed to allow customers involved in agribusiness to acquire goods and other assets and services using their own credit cards. The value of these goods, assets and services were discounted from the applicable agricultural loan available to such customers.

The Bank also intends to increase the gross revenues arising from the sale and use of credit and debit cards through the measures providing innovative solutions and with more added value available in a single card. Examples include the "Ourocard Combo", which offers credit and debit and the combined private label cards which allow the customization of transactions and specific relationship programs in accordance with the partners and, at the same time, offer the possibility to use Visa or Mastercard cards and the ATMs of the Bank.

Consistent with this strategy, the Bank is seeking to improve its organizational and functional structure related to the management of cards and has created a specific directory to manage this sector, as well as improve the measures directed to increase the gains in terms of operational efficiency in logistics and technological development.

Additionally, the Bank intends to maintain specific products for high-income consumers, including the *Platinum* and *Infinite* cards, in addition to offering cards by Visa and Mastercard that will only require the payment of one annual fee for both cards, each of which will have the same credit limit. This represents significant strategies to increase the market share of the Bank in this sector, improve the profitability resulting from these products, in addition to contributing to the pursuit of leadership in the ranking of the largest issuers of cards in the Brazilian market. As of September 30, 2007, the number of cards issued totaled 64 million and the total revenue of credit issuers in the Brazilian market in the nine-month period ended September 30, 2007 totaled R$12.3 billion.

Expand the Bank's client base and increase the profitability of products and services

The Bank intends to continue to focus on expanding its client base, including by entering into service agreements with governmental agencies and private companies, mainly medium-sized and corporate clients, and also by extending credit facilities to individuals without requiring that they be accountholders. Moreover, the Bank intends to conduct marketing campaigns in key sectors of the Brazilian economy and improve its technological systems, which it believes will allow decisions regarding consumer credit loans to be granted in less than one hour. The Bank believes that increasing its client base is fundamental in order to expand its sources of revenues. The Bank plans to continue the process of categorizing its clients based on market and other factors, establishing revenue targets on a product-by-product basis, reducing customer attrition and raising the level of client satisfaction.

Improve control over costs

The Bank intends to improve its cost controls so that its growth targets do not affect its present levels of efficiency. Through the establishment of targets and the application of budgets, as well as conditioning payment of employee bonuses on pre-set efficiency indexes, the Bank intends to control the level of its expenses, in line with inflation rates. Through an expense control system, a manager of the Bank is not able to make the payment of an invoice if the expense was not provided for in the relevant budget, which contributes to the creation of a stronger culture of cost management, responsibility and increased efficiency. Another aspect of this improved efficiency is the call center ("*Central de Atendimento BB—CABB*"), which logged an average of 13 million transactions per month through September 2007. Such action impacted the Bank's efficiency index, which represents the correlation between administrative expenses (personnel expenses and other administrative expenses) and revenues generated from financial intermediation activities, which decreased 3.0%, to 50.8% for the nine-month period ended September 30, 2007, compared to 54.2% for the year ended December 31, 2004.

In addition, in order to seek to assure the continuous improvement of its operating efficiency, the Bank implemented software to perform certain of its activities. Among other benefits to the Bank, the software (i) provides more independence in the engagement of suppliers, because a number of companies are able to provide software and related services, as compared to a proprietary software with the same devices, which is generally created and provided by a single company; (ii) generally reduces the costs with licenses and related services; and (iii) generally provides further security (as compared to the proprietary software) against attacks of third parties on the operating systems.

Finally, in May 2007, the Bank disclosed a number of measures to improve its operating efficiency, called the "Excellence Management Program" ("*Programa de Excelência em Gestão*"). This program provides measures to improve the decision-making process at the several levels of the Bank, establishing new parameters of relationships with customers and centralizing the processes of operating support, which improves the time of delivery of products and services to clients and does not burden the supporting network for the performance of businesses.

Consolidate the Bank's position in the wholesale market

The Bank intends to continue to strengthen its relationships with major Brazilian national and regional companies. In addition to maintaining a strong presence in the areas of working capital, investment, foreign trade and structured transactions, the Bank intends to expand its market share of capital markets transactions and the onlending of funds through BNDES. The Bank plans to intensify its relationship and partnership-building strategies with clients in key market segments, in order to increase its working knowledge of these segments, through a differentiated approach, in accordance with the relationship of the client to the Bank, and ultimately to maximize profitability from existing clients and identify and attract new clients. The Bank intends to position itself as the market leader in developing and providing innovative wholesale banking solutions for its wholesale banking clients, both in Brazil and abroad.

Expand and strengthen relationships with public entities

Currently, the Bank manages the payrolls of public servants of the States of Acre, Amapá, Roraima, Rondônia, Tocantins, Rio Grande do Norte, Maranhão, Paraná, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Bahia and Piaui representing the payment of approximately 1,000,000 public servants each month.

In view of the Bank's experience in this sector, it intends to improve and expand its relationships with public institutions, through proactive, directed and systemized rendering of services, with customized and competitive solutions, in order to meet customers' needs and increase the revenues.

Therefore, the Bank is currently negotiating with the (i) State of Santa Catarina to merge BESC and BESCRI into the Bank, (ii) State of Piauí to merge BEP into the Bank, and (iii) Distrito Federal to acquire BRB.

The Bank also seeks to maintain its participation in the judicial deposits market in order to ensure continued access to this low-cost source of funding. The judicial deposit market does not require compulsory deposits to be made with the Central Bank, thus contributing to the leveraging of credit transactions and opportunities to improve profitability and liquidity.

RECENT EVENTS

Accelerated Exercise of the Series C Warrants

The board of directors, at a meeting held on September 17, 2007, resolved to submit for shareholders' approval the acceleration of the exercise of subscription by the holders of Series C Warrants for the common shares issued by the Bank on June 17, 1996. On October 23, 2007, shareholders of the Bank approved this acceleration and, therefore, the holders of the Series C Warrants, at their exclusive discretion, would be able to exercise their rights to subscribe for common shares issued by the Bank between November 1 and 30, 2007. This acceleration will not cancel the right of exercise during the original exercise period of March 31, 2011 to June 30, 2011, with respect to any Series C Warrant not exercised in 2007.

At the end of such period, 27,027,746 of the total 27,028,746 Series C Warrants were exercised and converted into 66,232,261 subscription receipts (under the symbol "BBAS11"), which will later be converted into 66,232,261 common shares after the approval by the Bank's shareholders of a corresponding capital increase during a shareholders' meeting and confirmation of such capital increase by the Central Bank.

This capital increase is expected to be approved during the first six months of 2008. Once approved, the free-float of the Bank's common shares will increase by approximately 2.1%, assuming the over-allotment option is not exercised.

Fractions of shares resulting from this conversion will be grouped together to form entire shares. In the future, the Bank will sell these shares in the market and the proceeds thereof will be distributed proportionally to the respective holders of such fractions of shares. Neither the fractions of shares nor any of the rights associated with such fractions of shares may be assigned. The average price of exercise, as adjusted by IGP-DI since June 17, 1996, was R$23.65 per warrant.

The acceleration of the exercise of subscription by the holders of Series C Warrants did not affect the original exercise term (from March 31, 2011 to June 30, 2011) of the remaining 5,880,431 Series C Warrants that have not yet been exercised. The exercise of these outstanding Series C Warrants could result in an increase of approximately 0.6% in the free-float of the Bank's common shares considering the Bank's current capital stock immediately prior to this offering and excluding any shares to be issued as a result of the outstanding subscription receipts.

Ongoing Studies Relating to the Merger of BESC, BESCRI and BEP, as well as for the Acquisition of the Shareholding Control of BRB

On April 19, 2007, the Bank and BESC communicated to the market that the Brazilian national treasury, following discussions with the Finance Secretariat of the Government of the State of Santa Catarina, decided to develop studies for the merger of BESC and BESCRI into the Bank.

The term established to conclude the merger is 12 months from the date of the engagement of the last company responsible for the appraisal of the assets of BESC and BESCRI.

Also, the Bank and BESC entered into a Service Agreement with the State of Santa Catarina in the amount of R$250.0 million, for a period of 60 months, for the centralization and processing of the financial activities of the State and the payment of the public servants of the government. The amount will be paid to the State upon the merger of BESC and BESCRI into the Bank. During the validity of the agreement, the Bank agrees to maintain the current brand in the branches of BESC and the banking supporting services in all municipalities served by BESC.

Additionally, the Bank and BRB communicated to the market that the Government of Distrito Federal approved the commencement of the studies related to the acquisition of the shareholding control of BRB by the Bank, in accordance with applicable rules and other conditions of such nature. On November 13, 2007, the Brazilian national treasury, the Government of Piauí and the Bank executed an Amendment to the Program of Incentives for the Reduction of States' Participation in Banking Activities (PROES), for the exclusion of BEP of such program. The validity of such amendment is conditioned upon the enactment of a specific resolution by the Senate, as well as upon the publication of a presidential decree, which will allow the merger of BEP into the Bank. The term for merger process to be finalized is 12 months from the date of the hiring of the last company that evaluated BEP's assets. Additionally, the Bank entered into a service agreement with BEP for rendering of banking services, including management of the processing of credits and the public employees' payroll in the amount of R$180 million, for a period of 60 months.

American Depositary Receipt—ADRs

On October 15, 2007, the Bank's board of directors approved a proposal to launch a level 1 program of American depositary receipts ("ADRs"). For the time being, the Bank will be selecting the depositary institution for the eventual issuance of the ADRs.

OTHER INFORMATION

The Bank's credit portfolio balance, which includes credit operations in Brazil and abroad, increased by 69.6% in the last two and a half years.

Credit Portfolio by Segment

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in R$ millions)				
Retail	27,501	30,987	40,435	37,504	48,576
Business	12,221	13,878	21,735	16,649	26,034
Agribusiness	30,036	35,709	45,064	40,320	48,446
Foreign Trade	7,992	9,623	11,000	10,532	12,073
Abroad	9,017	9,177	12,181	10,427	12,558
Other	1,786	2,415	2,741	2,917	2,497
Total credit portfolio	88,554	101,789	133,157	118,349	150,184

Pursuant to Resolution CMN No. 2,844 of June 29, 2001 ("Resolution No. 2,844/01"), no Brazilian financial institution may lend more than 25% of its referential equity value (subject to certain adjustments) to one client or group of clients under the same control. In the case of the Bank, this limit excludes loans made by the Bank to the Brazilian national treasury or any agent thereof. Furthermore, as the Bank's internal policy is more conservative than the regulatory requirements of the CMN, lending operations are limited to the following maximum percentages of the Bank's referential equity value, including both the adjusted debt balance plus the value of new transactions:

- 1.0% per each individual (or group of individuals, acting either on his/her own or together with others, when representing a common economic interest);
- 5.0% per each corporate client or economic group;
- 15.0% per each financial institution, by each institution;
- 15.0% per each clearing system;
- 20.0% per each economic sector, according to the internal classification of the Bank, except for (i) the wholesale and retail sectors since they are naturally diversified and (ii) the financial sector;
- 30.0% to all clearing systems; and
- 120.0% per each client or economic group whose total outstanding credit transactions exceeds 2.0% of the Bank's referential equity value.

Using the definition of customer as specified under Resolution No. 2,844/01, which groups together all federal government related entities (including government-owned companies (*empresas públicas*) and companies with government-owned and privately-owned stock (*sociedades de economia mista*)), the Bank's largest single client was the federal government. As of December 31, 2006, the largest single client of the Bank, excluding all the federal government entities, had loans outstanding in the amount of R$2,357 million and accounted for 7.7% of the Bank's referential equity value, exceeding the maximum of 5% limit on the referential equity value it had established for the period. As of September 30, 2007, the largest debtor of the Bank had operations accounting for 7.9% of the Bank's referential equity value, also above the limit on the referential equity value due to a foreign exchange variation in the period.

As of September 30, 2007, transactions in default and allowances for loan losses represented 5.0% and 6.4% of the Bank's total credit portfolio, respectively. If only transactions outstanding for over 60 days

are considered, allowances for loan losses would cover 187.4% of these operations, compared to 196.6% as of September 30, 2006 and 223.5% as of December 31, 2006. The table below presents the evolution of the default indices of the Bank's credit portfolio:

Default Index

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in R$ millions, except if otherwise indicated)				
Credit portfolio	88,554	101,789	133,157	118,349	150,184
Transactions overdue	4,296	5,724	5,500	6,319	7,525
Transactions overdue/Credit portfolio—%	4.9	5.6	4.1	5.3	5.0
Transactions overdue for more than 15 days	4,178	5,666	5,466	6,120	7,125
Transactions overdue for more than 15 days/Credit portfolio—%	4.7	5.6	4.1	5.2	4.7
Transactions overdue for more than 60 days	2,885	4,039	3,863	4,455	5,157
Transactions overdue for more than 60 days/Credit portfolio—%	3.3	4.0	2.9	3.8	3.4
Write-off for losses	2,641	3,164	4,285	2,908	2,832
Recovery	(1,021)	(1,019)	(1,227)	(802)	(1,033)
Total loss	1,620	2,145	3,058	2,106	1,798
Total loss/Credit portfolio—% per annum	1.8	2.1	2.3	3.3	1.6
Allowance	5,365	6,692	8,635	8,757	9,663
Allowance/Credit portfolio—%	6.1	6.6	6.5	7.4	6.4
Allowance/Transactions overdue for more than 15 days—%	128.4	118.1	158.0	143.1	135.6
Allowance/Transactions overdue for more than 60 days—%	186.0	165.7	223.5	196.6	187.4

LIQUIDITY AND CAPITAL RESOURCES

Source of Funds

The main sources of *real* denominated funding for the Bank's domestic lending operations (excluding lending and trade financing related to the federal government) are demand and savings deposits; bank certificates of deposits ("*Certificado de Depósito Bancário*" or "CDBs") sold to individuals or non-financial institutional clients; and inter-bank certificates of deposit ("*Certificado de Depósito Interbancário*" or "CDIs") sold to financial institutions. In addition, the Bank raises funds from the inter-bank market from time to time, as well as from short-term operations in money markets through repurchases, or "repos", to take advantage of opportunities arising from the Bank's holding of government securities.

The table below describes the Bank's sources of funds (including dollar denominated loans) on a consolidated basis.

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in R$ millions)				
Non-federal government sources					
Demand deposits[1]	28,991	35,802	40,059	32,448	38,712
Savings deposits	31,069	32,844	36,715	34,447	43,831
Interbank deposits[1]	5,769	5,383	4,878	5,579	5,603
Time deposits[1]	49,665	63,495	76,900	72,271	83,640
Other deposits	38	134	289	157	394
Total deposits[1]	115,532	137,658	158,841	144,902	172,180
Open market[1]	44,527	30,508	49,283	44,309	74,845
Total non-federal government sources	160,059	168,166	208,124	189,211	247,025
Federal government sources					
Repassed funds	10,611	13,370	14,335	13,348	16,528
Special operations	2	—	2	2	2
Total federal government sources	10,613	13,370	14,337	13,350	16,530
Total funding	170,672	181,536	222,461	202,561	263,555

(1) Includes funds denominated in currencies other than *reais*.

As of September 30, 2007, the Bank had a total of R$36.6 billion in liabilities denominated in foreign currencies, representing a 13.1% decrease from the amount as of December 31, 2006.

The Bank has steadily increased its sources of funding, even during periods of crisis in the Brazilian banking system, such as occurred in 2004 with the failure of Banco Santos. The total deposits from individuals and legal entities, including demand deposits, savings deposits, interbank deposits, time deposits and other deposits, increased from R$115.5 billion as of December 31, 2004 to R$172.2 billion as of September 30, 2007, representing an increase of 49.0% in this period. For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources".

In addition, the Bank maintains liquidity levels in accordance with its liquidity and market risks policy, which defines the measures to be adopted in the case of a liquidity crisis. Such measures are taken when projections for short-term liquidity indicate levels below the limits of the defined minimum liquidity reserve.

The table below presents information regarding the Bank's source of funding for the periods as indicated:

	For the year ended December 31,			For the nine-month period ended September 30,	
	2004	2005	2006	2006	2007
	(in R$ billions, except otherwise indicated)				
Assets	239.0	253.0	296.3	281.6	342.4
Credit portfolio[1]	79.9	92.3	122.3	107.9	138.9
Deposits	115.5	137.7	158.8	144.9	172.2
Stockholders' equity	14.1	16.8	20.7	20.2	23.1
Net income	3.0	4.2	6.0	4.8	3.8
Return on equity (ROE) (in %)	23.0	26.8	32.1	19.8	26.3
Efficiency index[2] (in %)	54.2	48.1	47.5	45.5	50.8
Basel index[3] (in %)	15.2	17.1	17.3	17.7	15.7
Number of clients (in thousand)	21,089	22,907	24,374	24,103	25,235
Number of branches (in units)	3,722.0	3,894.0	3,969	3,960	3,984
Assets under Management Market Share[4] (in %)	16.5	15.1	14.8	15.0	14.5
Credit Portfolio Market Share[4] (in %)	16.9	16.2	17.7	16.7	16.1
Deposits Market Share[4] (in %)	20.2	20.2	20.3	19.8	20.9

(1) Credit and leasing transactions.

(2) Efficiency Index is calculated by dividing administrative expenses (comprised by personal expenses, other administrative expenses and other operating expenses) by income from financial intermediation.

(3) Represents adjusted stockholders' equity divided by total risk-weighted assets, as defined by the risk-based capital adequacy framework developed in July 1988 by the Basel Committee on Banking Regulations and Supervisory Practices (such framework, the "Basel Accord").

(4) Source: Central Bank of Brazil.

Cost Controls

The Bank intends to improve its cost controls so that growth targets do not affect its present levels of cost efficiency. Through the establishment of targets and budgets, as well as conditioning payment of employee bonuses on pre-set efficiency indexes, the Bank intends to control the level of its expenses, in line with inflation rates. The Bank also implements its cost management, strategy through an expense control system, which does not allow a manager to pay an invoice unless such expenses were provided for in the budget. The Bank also operates a call center (the "*Central de Atendimento BB—CABB*"), which is an important tool to improve the operating efficiency of the Bank, processing an average of 13 million transactions per month in 2007. Bank's efficiency index, which represents the administrative expenses (personnel expenses, other administrative expenses and other operating expenses) as a percentage of operational revenues, decreased from 54.2% as of December 31, 2004 to 50.8% as of September 30, 2007.

The table below indicates a comparison of the efficiency indices of the Bank and certain other banks in Brazil for the period as indicated:

Efficiency Index[1]	December 31, 2004	December 31, 2005	December 31, 2006	September 30, 2006	September 30, 2007
Institutions					
Banco do Brasil	54.2%	48.1%	47.5%	46.5%	50.8%
Bradesco	56.5%	46.1%	48.3%	49.5%	42.8%
Itau	44.0%	40.9%	43.4%	43.5%	38.1%

(1) Efficiency Index is calculated by dividing administrative expenses (comprised by personal expenses, other administrative expenses and other operating expenses) by income from financial intermediation .

The increase in efficiency observed during 2007 was caused by expenses associated with the early retirement program and an extraordinary contribution to CASSI.

BRIEF HISTORY

The Bank was incorporated on October 12, 1808 during the Brazilian post-colonial period. Until 1863, the Bank was the sole issuer of currency throughout the Brazilian territory. At the end of the 19th century, the Bank started to be recognized as an economic development institution supporting agricultural and other activities in Brazil. Since July 9, 1906, the Bank's common shares have been publicly traded on the Brazilian stock exchanges. As of December 31, 1964, upon the creation of the Central Bank of Brazil and the National Monetary Council, the Bank was no longer the Brazilian monetary authority.

Material Events in Connection with the Development of the Bank's Activities

One of the main changes in the Bank's recent history was implemented in 1986, when the federal government decided to cancel the Current Account held by the Central Bank. As a result of this cancellation, the Bank ceased to use federal reserves in its transactions. However, this change authorized the Bank to operate in all market segments in which other financial institutions were operating.

On May 15, 1986, the Bank established BB DTVM. After that, the Bank became a financial conglomerate with the incorporation of our additional wholly-owned subsidiaries in the following year. These subsidiaries operate in the credit card, insurance, leasing and credit segments, allowing the Bank to expand the product and service portfolio offered to its clients.

The Real Plan and the New Scenario of the Banking Industry

In 1994, upon the implementation of the *Real* Plan and the subsequent control of inflation, the challenge for Brazilian banks was to prevent the reduction of profit levels through the development of new businesses and the reduction of their cost structure.

The Bank adopted a broad restructuring plan to adjust its activities to the new scenario over the following years including the following: (i) capital structure recomposition; (ii) management restructuring; (iii) asset structure improvement; (iv) credit policies review; (v) technological modernization; (vi) administrative restructuring; and (vii) market strategies.

Company Targeted at Generating Value to Shareholders

In 2001, the Bank adopted a multiple-service bank configuration that reduced cost, rationalized its process and impounded its financial and tax management. The new structure divided the Bank's activities into three principal business segments—wholesale operations, retail operations and government operations. Also in 2001, upon the implementation of the Federal Financial Institutions Strengthening Program ("*Programa de Fortalecimento das Instituições Financeiras Federais*") by the federal government, the Bank changed its level of profitability by implementing all measures adopted since 1995 within the scope of a broad restructuring process.

The Bank sought to improve its corporate governance practices by amending its by-laws in 2001 and 2002 to seek greater transparency of its relationship with its shareholders. In addition, as part of the efforts towards the listing on the *Novo Mercado* segment of the BOVESPA, the Bank converted its preferred shares into common shares, satisfying one of the requirements of that differentiated segment of the BOVESPA. On May 31, 2006, the Bank entered into the *Novo Mercado* Agreement with the BOVESPA.

CORPORATE STRUCTURE OF THE BANK CONGLOMERATE

The Bank conglomerate currently has the following corporate structure:

13,082,608



BB – Conglomerate – Corporate Structure
Banco do Brasil S.A.
National Treasury 68.7%
PREVI 11.44%
BNDESPAR 5.04%
Other shareholders 14.5%
CONTROLLED COMPANIES
COBRA
BB LEASING
BB - 100% CS
100% Total
BB DTVM
BB - 100% CS
100% Total
BB BI
BB - 100% CS
100% Total
BANCO POPULAR DO BRASIL
BB - 100% CS
100% Total
BAMB
BB - 100% CS
100% Total
BB LEASING Co. LTD
BB - 100% CS
100% Total
BB CONSÓRCIOS
BB - 100% CS
100% Total
BB CARTÕES
BB - 100% CS
100% Total
BANCO DO BRASIL SECURITIES LLC
BB - 100% CS
100% Total
BB CORRETORA
BB - 100% CS
100% Total
ATIVOS S.A.
74,50 % Total
BAMB - 51% CS
25,50% Total
BB SECURITIES
BAMB - 100% CS
100% Total
BB TURISMO
BB Leasing - 1% CS
100% Total
BB VIENA
BB - 100% CS
100% Total
AFFILIATED COMPANIES/PARTICIPATIONS
BB BI
Strategic Participations
BRASILCAP
BRASILPREV
ALIANÇA DO BRASIL
BRASIL VEÍCULOS
BRASILSAÚDE
SBCE
VISA VALE
CIBRASEC
VISANET
TECBAN
Nonstrategic Participations
ITAPEBI
PRONOR
KEPLER WEBER
NEOENERGIA
BB
Strategic Participations
CLEARINGS
Non-strategic Participations
CADAM
COMPANIES UNDER MANAGEMENT
BB PREVIDÊNCIA
SPONSORED COMPANIES
CASSI
PREVI

CS - commons shares

BB – Banco do Brasil S.A.

Controlled Companies

BAMB – Brazilian American Merchant Bank
BANCO POPULAR DO BRASIL – BB-Banco Popular do Brasil S.A.
BB BI – BB-Banco de Investimento S.A.
BB CARTÕES – BB-Administradora de Cartões de Crédito S.A.
BB CONSÓRCIOS – BB-Administradora de Consórcios S.A.
BB CORRETORA – BB-Corretora de Seguros e Administradora de Bens S.A.
BB DTVM – BB Distribuidora de Títulos e Valores Mobiliários S.A.
BB LEASING – BB-Leasing S.A. – Arrendamento Mercantil
BB LEASING CO. LTD. – BB Leasing Company Limited
BB SECURITIES – BB Securities Ltd
BB TURISMO – BB-Tur Viagens e Turismo Ltda.
BB VIENA – Banco do Brasil AG
COBRA – Cobra Tecnologia S.A.

Non-strategic Participations

CADAM – Cadam S.A.

Companies under Management

BB PREVIDÊNCIA – BB Previdência—Fundo de Pensão Banco do Brasil

Sponsored Companies

CASSI – Caixa de Assistência dos Funcionários do Banco do Brasil
FBB – Fundação Banco do Brasil
PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil

BB BI Affiliated Companies

ALIANÇA DO BRASIL – Cia. de Seguros Aliança do Brasil S.A.
BRASILCAP – Brasilcap Capitalização S.A.
BRASILPREV – Brasilprev Seguros e Previdência S.A.
BRASILSAUDE – Brasilsaúde Cia. de Seguros S.A.
BRASIL VEÍCULOS – Brasil Veículos Cia. de Seguros S.A.
CIBRASEC – Companhia Brasileira de Securitização S.A
ITAPEBI – Itapebi Geração de Energia S.A.
KEPLER WEBER – Kepler Weber S.A.
NEOENERGIA – Neoenergia S.A.

PRONOR – Pronor Petroquímica S.A.
SBCE – Seguradora Brasileira de Crédito à Exportação S.A.
TECBAN – Tecnologia Bancária S.A.
VISANET – Cia. Brasileira. de Meios de Pagamento
VISA VALE – Companhia Brasileira de Soluções e Serviços

Other

CBLC – Companhia Brasileira de Liquidação e Custódia

ORGANIZATIONAL STRUCTURE OF THE BANK

The Bank currently has the following organizational structure:


General Shareholders Meeting
Fiscal Council
Board of Directors
Audit Committee
Internal Audit
EXECUTIVE BOARD
President
Vice-President of International Business and Wholesale
Vice-president of Cards and New Retail Business
Vice-President of Retail Services and Distribution
Vice-President of Rural and Agro-Industrial Business
Vice-President of Government Affairs
Vice-President of Finance, Capital Markets and Investor Relations
Vice-President of Technology and Logistics
Vice-President of Human Resources and Social-Environmental
Vice-President of Credit, Controllership and Global Risk Management
Foreign Trade
Commercial
International
Card
New Retail Business
High Income
Micro and Small Business
Distribution
Retail
Government Affairs
Social Security Management
Investor Relations
Finance
Capital Markets and Investments
Technology
Logistics
Operational Support
Employee Relations and Social-Environmental Responsibility
Human Resources
Accounting
Risk Management
Controlling
Credit
Restructuring of Operational Assets
Security Management
Executive Secretariat
Strategy and Organization
Marketing and Communication
Legal
Internal Controls
Technological Infrastructure Solutions
Application Development Solutions
Sustainable Regional Development
Directorates
Unit
Autonomous Management
Under Implementation

THE BANK'S ACTIVITIES

The Bank operates in all key segments of the Brazilian banking and financial markets, offering financial and non-financial solutions for its clients. The Bank classifies its operations along the following lines: (i) retail, (ii) wholesale and (iii) government. The Bank also operates in the international markets and has the largest presence of any Brazilian bank outside Brazil. Furthermore, the Bank is strategically positioned in the markets for (a) third party asset management, (b) agribusiness and (c) foreign trade. In line with such activities, the Bank also offers non-banking products, such as credit cards, insurance, pension plans and capitalization.

Segmentation

The Bank's operations are driven by a strategic focus on its clients. The interests and demands of each market in which the Bank operates—retail, wholesale and government—are aligned with the Bank's strategies to enhance its relationship with clients, as well as strategies for the development of products and the structuring of service channels.

The Bank seeks to continually enhance the relationship models for its diverse range of clients in order to maintain client loyalty, to increase levels of consumption of products and services, to support the Bank's network for securing new businesses and to promote increased access to credit and the banking sector as a whole in Brazil.

At September 30, 2007, the Bank had approximately 25.2 million current account holders (compared to 24.4 million as of December 31, 2006, 22.9 million as of December 31, 2005 and 21.1 million as of December 31, 2004). In addition to its current account clients, as of the date of this offering memorandum, the Bank had approximately 9.6 million non-current account holders, consisting of 7.0 million savings account holders and 2.6 million beneficiaries under the INSS, the federal government Social Security Fund.

The retail segment also includes Small-Sized companies, which the Bank defines as companies, credit cooperatives and associations with annual gross revenue of up to R$15.0 million. As of September 30, 2007, the Bank had approximately 1.6 million clients in the Small-Sized companies segment.

The Bank has approximately 23.6 million individual clients in the retail segment as of September 30, 2007. In order to best serve these clients, the Bank divides its retail operations into five segments: *Banco do Brasil Private*, *Banco do Brasil Estilo*, *Exclusivo* and *Preferencial* (Private, Style, Exclusive and Preferential). These segments are based on each individual client's level of income and/or total investments, as set forth below:

Segment	Income		Investment
Preferencial	Less than R$2,000/month	or	Less than R$20,000
Exclusivo	Over R$2,000/month or RBA* over R$120,000	or	Over R$20,000
Banco do Brasil Estilo	Over R$6,000/month or RBA* over 1.5 million	or	Over R$100,000
Banco do Brasil Private	RBA* over R$10 million	or	Over R$1.0 million

(*) RBA is defined as annual agricultural and livestock gross revenue

In the wholesale market, the Bank segments its operations between middle and large market companies and the large corporate sector based on the following annual revenue criteria:

Sector/Segment	Middle and Large Market	Large Corporate
Industry	From R$10.0 million to R$90.0 million	Over R$90.0 million
Commerce	From R$15.0 million to R$150.0 million	Over R$150.0 million
Services	From R$15.0 million to R$150.0 million	Over R$150.0 million

In the government market the Bank's target clients are the executive, legislative and judiciary branches of the Brazilian federal government, as well as the three branches of government in cities and states throughout Brazil. For this market, the Bank has developed specific solutions designed to serve the government at all levels, for example by assisting in the routine activities of public administrators, public servants and suppliers. These solutions, such as Public Sector Self-Service (*Auto—Atendimento Setor Público*), which is accessible through the internet and includes, in a single location, information regarding specific transactions, businesses and content of interest to the public sector, facilitate the secure and transparent management of government funds, as well as the various administrative processes performed and managed by each public entity.

An example of the synergy between the retail, wholesale and government markets can be found in payroll service agreements, which are geared not only to public and private sector employers, but to their employees as well, many of whom are retail customers of the Bank. As of September 30, 2007, approximately 8.1 million employees received their salaries through the Bank, including 4.3 million public sector employees and 3.8 million private sector or mixed economy companies' employees.

RETAIL MARKET

In order to manage its relationships with individual clients, in addition to segmentation by levels of income and investment, the Bank conducts behavioral analyses of each segment to define strategies for expanding and generating profitability and encouraging client loyalty. In managing its relationship with small-sized companies, the Bank uses managerial portfolios containing detailed information about its clients and their industry sectors in order to strengthen its relationships with such clients. The Retail and Small-Sized Companies and High Net Worth Unit Directorates of the Bank are responsible for establishing strategies for the retail market, as well as for developing targeted retail products and services. The Bank's Distribution and Retail Directorate is responsible for executing these strategies as well as the management of client relationships. The High Net Worth Unit is responsible for the Private and Style segments.

Principal Retail Products and Services

Consumer credit

The Bank's credit balance granted to individual clients totaled R$29.5 billion as of September 30, 2007 and R$24.0 billion on December 31, 2006.

CDCs, the Bank's principal product designed for individual clients, totaled R$21.8 billion as of September 30, 2007 and R$16.9 billion, R$12.0 billion and R$9.7 billion as of December 31, 2006, 2005 and 2004, respectively. The total payroll deduction loans balance reached R$11.0 billion as of September 30, 2007, representing over 3.5 million loans.

As of September 30, 2007, the Bank had more than 23,700 service agreements with public and private employers for the use of payroll deduction loans (*BB Crédito Consignação*). Loans through *BB Crédito Consignação* are currently granted for terms of up to 84 months, at interest rates ranging from 0.95% to 3.70% per month. The Bank believes that these transactions offer minimal risk to the Bank, as these loans are usually granted to creditors with high credit scores, as determined by a methodology established by the Bank.

Small-Sized Companies Credit

The balance of credit lent by the Bank to this segment was R$20.7 billion as of September 30, 2007, compared to R$18.1 billion as of September 30, 2006, or a 14.8% increase.

The most important working capital facilities intended for small-sized companies is the Bank's *BB Giro Rápido*. The Bank's *BB Giro Rápido* credit portfolio totaled R$4.9 billion at September 30, 2007 compared to R$4.3 billion as of December 31, 2006, R$3.9 billion as of December 31, 2005 and R$3.4 billion as of December 31, 2004. At September 30, 2007, the Bank had 835.5 thousand outstanding *BB Giro Rápido* loans.

The *PROGER Urbano Empresarial*, a program which uses resources from *Fundo de Amparo ao Trabalhador—FAT*, is the Bank's most important investment credit facility for small sized companies. The total balance of these facilities as of September 30, 2007 was R$3.9 billion, an increase of 37.1%

compared to September 30, 2006. Currently, the Bank provides credit facilities under approximately 140,600 contracts, each with an average balance of R$26,800. The total balance of this credit line was R$3.1 billion, R$2.3 billion and R$1.6 billion as of December 31, 2006, 2005 and 2004, respectively.

Demand Deposits

The Bank has the largest number of demand deposits in Brazil, according to information available in the Central Bank's electronic system. The balance of the Bank's demand deposits totaled R$38.7 billion as of September 30, 2007, compared to R$32.4 billion as of September 30, 2006. the Bank's demand deposits totaled R$40.1 billion, R$35.8 billion and R$29.0 billion as of December 31, 2006, 2005 and 2004, respectively.

Savings Deposits

The Bank also offers savings deposits to its clients. The Bank had 16.4 million savings deposits holders as of September 30, 2007. the Bank's share of the Brazilian savings deposits market in terms of volume of deposits reached 19.6% at the end of 2006, compared to 19.4% in 2005 and 19.5% in 2004. The Bank's savings deposits totaled R$43.8 billion as of September 30, 2007. The Bank's savings deposits totaled R$36.7 billion, R$32.8 billion and R$31.0 billion as of December 31, 2006, 2005 and 2004, respectively.

As of the date of this offering memorandum, the Bank is among the few banks in Brazil that uses funds deposited in savings accounts for agricultural lending under CMN Resolution n° 1.188, dated September 5, 1986. In 2004, the CMN authorized banks controlled by credit cooperatives to secure funding through agricultural savings and to initially use 50.0% of such funds the lending to the agricultural sector. Notwithstanding the relatively short-term maturities of its savings deposits, the Bank is able to lend these funds on a longer-term basis because of the stability of its aggregate agricultural savings account deposits.

The Central Bank provides a line of credit to financial institutions funded by compulsory deposits deriving from a portion of each deposit made in savings accounts (intended to cover shortfalls if an extraordinary decrease in savings account deposits occurs). The Bank has never used to this line of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Savings Deposits".

Credit and Debit Cards

The Bank increased the number of credit and debit cards it issued by 14.5% in 2006 compared to 2005, reaching 56.4 million cards (compared to 49.3 million in 2005 and 41.3 million in 2004). As of September 30, 2007, the Bank had issued 64.1 million issued credit and debit cards. Revenues from credit and debit cards represented 8.3% of the Bank's income from services rendered in the nine-month period ended September 30, 2007. The following table sets forth the Bank's growth in this market:

Volume of Purchases from Credit and Debit Cards

	Year ended December 31,			Nine-month period ended September 30,	
	2004	2005	2006	2006	2007
	(in R$ billions)				
Credit card	13.6	16.5	21.1	15.3	19.2
Debit card	10.7	15.1	16.7	11.7	15.8
Total	24.3	31.6	37.9	27.0	35.0

The Bank's credit and debit card products are offered through its branches, self-service terminals, the internet and its central service center.

The Bank requires monthly payments by its credit card holders of 10.0% of the outstanding balance of withdrawals and purchases and of the total amount of financial charges. As of September 30, 2007, interest charged on outstanding balances from (revolving) credit card holders ranged from 1.86% to 7.56% per month. The Bank finances the purchases of credit and debit card holders for up to 36 installments at a monthly interest rate of 4.5%, in which each installment is included in the monthly invoice. When payments are effected in arrears, an additional charge of 1.86% to 7.56% per month, depending on the relationship between the client and the Bank, is applied to the outstanding amount.

BB Investimento receives annual dividends by virtue of its approximate 32.0% equity participation in Cia. Brasileira de Meios de Pagamento ("Visanet"), a company which manages the relationship between banks and merchants for the use of credit cards carrying the "Visa" brand. BB Investimento received annual dividends of R$2.1 million, R$52.3 million, and R$189.0 million in respect of 2004, 2005 and 2006, respectively.

The Bank offers "Visa Electron" and "Maestro" debit cards to its clients. The Bank's debit cards enable holders to have access to their current accounts and withdraw cash or purchase goods through the "Visa" or "MasterCard" systems to which the cards are linked.

Pension Plans, Insurance and Capitalization

During the nine-month period ended September 30, 2007 and the year ended December 31, 2006, the Bank recorded income from transactions related to pension plans, insurance and capitalization products in the amount of R$926.0 million and R$1.1 billion, respectively. This income derives from equity in the earnings (loss) of affiliated and subsidiary companies and the income from services rendered, representing an increase of 27.9% as compared to the same period of the previous year.

Pension Plans

The number of participants in the complementary pension plans of Brasilprev Seguros e Previdência S.A. ("Brasilprev") in the Tradicional, PGBL and VGBL subcategories exceeded 1.9 million participants on September 30, 2007. The Bank's amount of pension plans sold for the nine-month period ended September 30, 2007 were R$2.3 billion, representing an increase of 19.3% compared to the same period

of 2006. The amount of pension plans sold in the year ended December 31, 2006 totaled R$2.6 billion, representing an increase of 29.5% compared to the year ended December 31, 2005. The Bank's total investment portfolio reached R$15.0 as of September 30, 2007, a 29.3% increase compared to September 30, 2006.

Insurance

The automobile insurance portfolio of Brasilveículos Cia. de Seguros reached total volume managed of R$1.2 billion in the nine-month period ended September 30, 2007 and R$1.4 billion for the year ended December 31, 2006, corresponding to 726,000 insured vehicles on September 30, 2007, 12.3% higher that the number of vehicles insured on September 30, 2006.

The Bank's indirect subsidiary, Cia. de Seguros Aliança do Brasil ("Aliança do Brasil"), recorded R$1.06 billion in premiums received in the nine-month period ended September 30, 2007, an increase of 8.4% over R$972.0 million in premiums earned for the same period in the previous year. Of the total premiums received in the third quarter of 2007, R$654.0 million related to personal risk policies (an increase of 7.8% compared to the same period in the previous year) and R$401.0 million were related to other types of risk ("*Ramos Elementares*") (an increase of 9.4% compared to the same period in the previous year). For the year ended December 31, 2006, Aliança Brasil recorded R$1.4 billion in premiums received, an increase of 14.6% as compared to the same period of 2005. With more than 2.7 million lives insured, Aliança do Brasil was ranked fifth in the segments where it operates by SUSEP ranking in July 2007. In the agricultural insurance segment, Aliança do Brasil is the largest insurer in Brazil, with a market share of 38.0% in July 2007.

In the health insurance segment, the portfolio of the Bank's affiliate Brasilsaúde Cia. de Seguros S.A. ("Brasilsaúde"), closed the nine-month period ended September 30, 2007 with approximately 85,000 lives insured, generating R$98.0 million in retained premiums and R$6.0 million in net income in the nine-month period ended September 30, 2007. During the year ended December 31, 2006, Brasilsaúde closed the year with a portfolio of approximately 75,000 lives insured and generated R$129.1 million in retained premiums.

Capitalization

Brasilcap Capitalização S.A. ("Brasilcap") was the market leader for the eleventh consecutive year in certificated savings plans by means of contribution and the market leader in provisions (client's reserve) for the fifth consecutive year, according to SUSEP as of September 30, 2007. Brasilcap Capitalização S.A. had approximately a 24% market share in the capitalization market. In the nine-month period ended September 30, 2007 and the year ended December 31, 2006, Brasilcap sold R$1.4 billion and R$1.7 billion of capitalization plans, respectively.

Consortia

On August 31, 2007, according to the Central Bank data, BB Administradora de Consórcios ("BB Consórcios") had a 4.4% market share, with more than 151,000 active quotas. Of these, 67,300 were in the automobile segment and 41,800 were in electronic appliances. BB Consórcios is one of the highest ranking consortia in the Central Bank's rankings with respect to all of the segments in which it operates.

Client Relationship Fees

The Bank offers a package of services to its clients for a monthly fee. The service package typically provides clients with check books, bank statements and home banking services. Depending on the client's level and volume of activity with the Bank, discounts of up to 100% of the monthly service package fees

may be granted. If the client does not opt for one of the service packages offered, the client is charged a specific fee for each transaction carried out.

Banking Inclusion and Micro-Credit

Banco Popular do Brasil ("Banco Popular") was founded on September 9, 2003 as a Bank's wholly-owned subsidiaries. Banco Popular was established in response to the federal government's policy of promoting increased access to credit and the banking sector for a greater portion of Brazil's population. Banco Popular functioned on a pre-operational basis during the first half of 2004, and began its commercial operations in the second half of that year.

In 2005, Banco Popular carried out more than 1.8 million credit transactions, with an outstanding balance of R$79.5 million at the end of the year. In 2006, over R$340.0 million was granted to the consumer credit facilities exclusively extended to lower-income individuals. Furthermore, Banco Popular do Brasil granted approximately R$150.0 million in over 1.0 million loans in 2006. On September 30, 2007 Banco Popular had an outstanding balance of R$36.8 million in micro-credit transactions.

Micro totaled for the nine month period ended September 30, 2007 R$546.8 million and R$385.2 million on December 31, 2006. Of this total, the *BB Crédito Pronto* facility accounted for 96.0% and 95.1% of the micro-credit contracts for the nine-month periods ended September 30, 2007 and 2006, respectively. At the end of September 2007, the Bank had approximately 858.7 thousand simplified demand accounts, which are exempt from fees and CPMF taxes and are targeted at lower-income retirement and pension beneficiaries who receive up to twice the minimum wage.

Retail Distribution Channels

As of the date of this offering memorandum, the Bank has the largest proprietary network of banking service facilities in Brazil, totaling more than 15,200 points of service. As of September 30, 2007, the Bank had almost 4,000 retail branches in 3,200 Brazilian towns and cities. The Bank also had four offices, 50 branches and 440 service stations aimed at its high net worth clients.

The Bank provides retail products and services to its clients through diverse channels, including personalized and specialized financial services and automated self-service channels for many of its other products.

Growth of Points of Service (number of units)

As of December 31,			As of September 30,	
2004	2005	2006	2006	2007
14,450	14,804	15,113	15,042	15,212

In order to improve the safety of the clients' access to the account, the Bank also offers various supplementary channels to best serve its clients, such as self-service terminals, internet, telephone, facsimile, POS (point of sale), *Central de Atendimento BB* and mobile banking channels. The Bank also offers a network of correspondent banking service providers, which are companies engaged by financial and other institutions authorized to operate by the Central Bank, under CMN Resolution nº 3.110, of July 31, 2003, and CMN Resolution nº 3.156, of December 17, 2003, which render the following services: (i) receipt and sending of proposals to demand, time and savings deposits; (ii) collection and payments related to demand, time and savings deposits, as well as related to fund investment and

redemption; (iii) collection, payment and other activities deriving from service agreements; (iv) active or inactive execution of payment orders on behalf of the contracting party; (v) receipt and sending of loan and financing applications; (vi) credit and register analysis; (vii) collection services; (viii) issuance of credit card proposals; (ix) other services to control certain transactions, including data processing; and (x) other activities, at the discretion of the Central Bank. The total number of transactions performed by means of these channels represented approximately 90.7% of the total transactions by clients of the Bank for the nine months ended September 2007.

With 39,400 ATMs as of September 30, 2007, the Bank also has the largest proprietary network of self-service terminals in Latin America. This network accounted for 566.5 million transactions for the nine months ended September 30, 2007, which represented 46.4% of total transactions carried out through the Bank's supplementary channels.

ATMs (number of units)

As of December 31,			As of September 30,	
2004	2005	2006	2006	2007
39,015	40,191	39,664	42,591	39,417

As of September 30, 2007, the Bank had 8.4 million clients who had access to its services through the internet by means of the Portal BB (www.bb.com.br).

Number of Clients with Access to Services through the Internet (in millions)

As of December 31,			As of September 30,	
2004	2005	2006	2006	2007
6.9	7.9	8.2	8.2	8.4

In terms of mobile banking solutions, the Bank was the first Brazilian bank to offer full banking, relationship and business services through cellular phones, with 99.0% coverage in the Brazilian territory. Currently, the Bank has approximately 313,000 clients who carry out more than 721,000 transactions using cellular phones, including telephone consultations, transfers, bill payments and securing personal loans, on a monthly basis. In order to maximize the quality and availability of its mobile banking services, the Bank has entered into arrangements with the major cellular phone operators in Brazil, which allow it to offer mobile banking services by using the key technologies available in the Brazilian market.

The *Central de Atendimento BB* telephone relationship center receives a daily average of 441,000 calls. In addition to providing information on products and services, recording client complaints or suggestions and carrying out financial transactions, the call center conducts active telemarketing, including the offering products and services to individuals as well as small-sized companies. The call center also contacts clients who have accounts that are overdue for more than 15 days.

In addition to its other services, the Bank also offers its clients a supplementary network of correspondent banking service providers, the "*Aqui tem BB*" network, which had 16,400 service stations on September 30, 2007. This network accounted for more than 46.8 million transactions, such as payment of bills, in the year ended December 31, 2006. During the nine-month period ended September 30, 2007, the "Aqui term BB" channel accounted for 33.5 million transactions.

The Banco Popular network, which had 2,700 points of service, processed approximately 83.2 million bill-collection transactions through service agreements in the nine-month period ended September 30, 2007. Through this network, the Bank processed more than R$11.2 billion in the period.

WHOLESALE MARKET

The Bank's Commercial Directorate is responsible for establishing the Bank's operating strategies, for the development of products and services, and distribution channels that serve the wholesale market. The number of wholesale segment clients increased from 24,400 as of December 31, 2004 to 27,600 as of December 31, 2005, and to 33,800 as of December 31, 2006, reaching 35,300 in September 2007.

Each of the segments for middle-market companies, large companies, as well as "large corporations", is served by the Bank's account managers. The number of clients served by each manager depends on the complexity of the businesses in each manager's portfolio. Clients in the Bank's medium-sized and corporate clients segment and large corporate segment are granted loans by the Bank's branches located in Brazil or abroad.

Principal Wholesale Products and Services

Principal Credit Transactions

Wholesale loans are divided into two categories: (i) working capital and (ii) investment. The Bank's working capital portfolio totaled R$19.0 billion as of September 30, 2007, including transactions guaranteed by receivables. As of December 31, 2006, the Bank's working capital portfolio totaled R$17.4 billion (compared to R$10.3 billion as of December 31, 2005 and R$9.4 billion as of December 31, 2004). The security related to the main working capital transactions include transactions guaranteed by receivables, such as advances on credit cards and discounts on postdated checks. As of September 30, 2007, the Bank's portfolio of receivables-backed financing for the wholesale market amounted to R$4.4 billion, compared to R$4.8 billion as of December 31, 2006, R$5.1 billion as of December 31, 2005 and R$5.1 billion as of December 31, 2004. The Bank considers receivables-backed transactions to have very low default risk rates, compared to traditional working capital loans, because the risks associated with each transaction are distributed among a greater number of debtors.

Loans for investment are loans pursuant to which the Bank acts as an agent for FINAME and BNDES (the controlling shareholder of BNDESPAR), and also includes financing using the funds of the FAT and Middle-East Development Constitutional Fund (*Fundo Constitucional de Desenvolvimento do Centro-Oeste*—"FCO") (Please see "—Government Market—Main Government Products and Services—Onlending of Funds") . Through these loans, the Bank finances long-term projects aimed at the expansion, transfer and modernization of facilities, as well as technological improvements and the acquisition of machinery and equipment in the Brazilian Midwest. As of September 30, 2007, the Bank's investment loan portfolio totaled R$5.7 billion, R$4.5 billion as of December 31, 2006, R$3.0 billion as of December 31, 2005 and R$2.7 billion as of December 31, 2004.

The Bank manages its domestic leasing operations through its wholly-owned subsidiary BB-Leasing Arrendamento Mercantil. As of September 30, 2007, BB-Leasing's stockholders' equity was R$71.7 million, R$62.7 million as of December 31, 2006, R$25.0 million as of December 31, 2005 and R$21.2 million as of December 31, 2004. As of September 30, 2007, BB-Leasing Arrendamento Mercantil had outstanding leasing portfolio of approximately R$1.1 billion, compared to R$927.5 million at December 31, 2006 and R$591.0 million as of December 31, 2005. Leasing terms usually range between 24 and 60 months. BB-Leasing Arrendamento Mercantil finances up to 100% of the purchase price of the assets that are leased. Leasing transactions are generated by the Bank's branches or through the automated units of the *Gerenciador Financeiro*, internet banking targeted at corporate entities. Leasing transactions principally involve automobiles, machinery and computers.

Capital Markets Operations

The Bank's capital markets operations are monitored by the Capital Markets and Investment Directorate, which reports to the Vice-Chairman for Finance, Capital Markets and Investor Relations Directorate. Transactions in the international capital markets are monitored by the International Directorate, which reports to the Vice-Chairman for International Business and Wholesale Directorate.

BB Investimento is a wholly-owned subsidiary of the Bank and carries out investment banking operations. BB Investimento had stockholders' equity of R$2.0 billion as of September 30, 2007. BB Investimento invests in companies that operate in sectors complimentary to the Bank's own economic activities, such as Brasilcap, Brasilsaúde, Brasilseg and Brasilprev, which provide support to the Bank's insurance, capitalization and pension plan operations, respectively. In addition, BB Investimento also makes investments in companies that adopt what it considers to be good corporate governance practices.

The Bank conducts securities placements in the Brazilian domestic market and is active in structured financing, privatizations, mergers and acquisitions, as well as providing support to companies in their public offerings of shares, promissory notes and other securities.

In 2004, the total amount of securities underwritten by the Bank was R$1.2 billion and included offerings for issuers such as Braskem S.A., Ferrovias Norte Brasil—Ferronorte S.A., Telemar Participações S.A. ("Telemar"), Companhia Energética de Minas Gerais S.A., CPFL Paulista S.A. ("CPFL"), Companhia de Saneamento Básico do Estado de São Paulo ("Sabesp"), Companhia Energética do Rio Grande do Norte, Brasil Telecom S.A., MRS Logística S.A., NeoEnergia S.A., Natura Cosméticos S.A., WEG S.A., Grendene S.A., Porto Seguro S.A. and Suzano Petroquímica S.A.

In 2005, in the fixed income segment, the Bank participated in debenture transactions for Companhia de Eletricidade do Estado da Bahia, Telesp Participações S.A., Companhia Itaúleasing de Arrendamento Mercantil, Companhia Energética do Rio Grande do Norte, Aços Villares S.A., Termopernambuco S.A., Gafisa S.A., Companhia Paranaense de Energia, Telemar Par and Fundição Tupy S.A., acting as lead manager for the latter three transactions. The total amount of these transactions was R$1.1 billion. With respect to variable income securities, the Bank participated in the public offerings of the shares of América Latina Logística S.A., Submarino S.A., Gol Linhas Aéreas Inteligentes S.A., TAM S.A., Energias do Brasil S.A., PIBB, Banco Nossa Caixa S.A., Tractebel Energia S.A. and Universo Online S.A. In the retail equity market, the Bank conducted approximately 165,000 trades, of which approximately 99,300 were conducted via the internet, in a total amount of R$1.4 billion.

In February 2005, the Bank launched a real estate investment fund called BB Fundo de Investimento Imobiliário, the first Bank's funds that were linked to real property assets, and distributed R$123.5 million worth of quotas to investors. The Bank's entry into this market further expanded the range of investment products offered to its individual clients.

BB Investimento was ranked first in the ANBID fixed income ranking in 2006, and participated in 18 transactions, with a total amount of R$7.12 billion. With respect to equity offerings, BB Investimento underwrote the secondary public offering of shares of the Bank. More than 52.3 million common shares were sold for a total amount of R$2.3 billion. BB Investimento also participated in the public offering of shares of Duratex and TAM. Another important achievement in 2006 was the solid growth of securitization instruments, such as *Fundo de Investimentos em Direitos Creditórios*—FIDC. In 2006, BB Investimento coordinated SABESP, Grupo Brasil and Cobra Tecnologia transactions.

Also in 2006, in the foreign capital markets, BB Investimento participated in the issuance of Companhia Vale do Rio Doce eurobonds, in the total amount of US$3.75 billion, and BNP Paribas eurobonds, in the amount of R$50.0 million. In the same year, the Bank also raised funds in the foreign capital markets by means of the issuance of US$500.0 million of its perpetual securities.

In the first half of 2007, BB Investimento participated in fixed income transactions with a total volume of R$5.8 billion. With respect to equity offerings, BB Investimento participated as an underwriter or co-manager in 12 public offerings of shares with an issuance volume of R$9.4 billion. With respect to securitization instruments, BB Investimento participated in R$200.0 million of transactions. BB Investimento also participated in the distribution of shares to the retail market in connection with three additional public offerings, with sales of R$9.9 billion resulting from all 15 public offerings. In the six-month period, BB Securities Ltd. had significant participation in foreign fixed income securities transactions and participated in eight bond placements in the foreign capital markets, totaling approximately US$3.4 billion in offshore transactions.

The increasing number of debt issuances denominated in *reais* outside Brazil by domestic and foreign financial institutions and also by Brazil in the first half of 2007 has also contributed to the growth of the Bank's business in 2007, corresponding to R$4.7 billion in placements. In addition, in first half of 2007, the Bank's participation as engaged manager with respect to all issuances of foreign securities carried out by the government of Brazil in the first half of 2007 was valued at approximately US$2.9 billion in six transactions.

Wholesale Distribution Channels

The Bank currently has 84 branches specialized in the wholesale segment. Of these, 16 are corporate branches and 68 business branches. The Bank's wholesale branches are located throughout the south and southeast regions of the country, where the majority of the Bank's target clients' headquarters are located (5 in the midwestern region, 8 in the northeastern region, 2 in the northern region, 47 in the southeastern region and 22 in the southern region).

In addition to the distribution channels described above, the Bank offers the *Gerenciador Financeiro*, an internet service designed specifically for companies. As of September 30, 2007, the *Gerenciador Financeiro* had more than 28,700 registered wholesale client users, which accounted for 763.7 million transactions during the nine-month period ended September 30, 2007.

GOVERNMENT MARKET

Through its relationship with the Brazilian federal government, as well as state and municipal governments throughout Brazil, the Bank acts as a partner of the public sector for the implementation of policies, programs and projects aimed at regional and nationwide development, which the Bank refers to as the "Government Market". Furthermore, the Bank has developed tailored products and services specifically designed to fulfill the needs of the public sector at all levels, including assisting in the routine activities of not only public administrators, but also public servants, government suppliers and others.

The Government Directorate of the Bank is responsible for the Bank's relationship with the federal government, states, municipalities and other public agents, developing solutions tailored to each of their needs. At the federal government level, the Bank makes payments and collects funds on behalf of the Brazilian national treasury. The Bank also supports the federal government's cash management activities.

At the state level, the Bank acts as official financial agent for twelve states and is responsible for being the exclusive paying agent for employees and government suppliers, centralizing the distribution and collection of taxes. At the municipal level, the Bank acts as financial agent for several state capitals and other cities throughout Brazil.

Main Government Products and Services

Loans to the Public Sector

All public sector lending is made at the Bank's own risk and must comply with the Bank's internal credit controls and policies.

Furthermore, the CMN established rules regarding public sector lending, through Resolution No. 2,827 dated March 30, 2001, as amended. The Brazilian Senate also regulates these activities through its own Resolution No. 43/01, dated December 21, 2001, as amended, which sets forth the limited conditions under which states, municipalities and their controlled companies are able to borrow from banks. In addition, the Fiscal Responsibility Law has further limited the circumstances in which states and municipalities can obtain funding. These measures have had the effect of limiting the Bank's exposure to public sector borrowing.

Cards

The Bank provides cards for the payment of travel expenses and minor purchases of goods and services to its clients in the public sector (at the federal, state and municipal levels), which are similar to corporate credit cards used in the private sector. In the year ended December 31, 2006, the government card base grew 62.7%, reaching 41,100 cards issued. Revenues in 2006 increased by 41.3%, totaling R$78.9 million. In the nine-month period ended September 30, 2007, the card base reached 47,200 units and revenues were 76.6% greater than the same period in 2006.

Licitações-e System

The Bank has developed an electronic system designed to facilitate the purchase of goods and services by Brazilian public entities. Through the Bank's *Licitações-e* system, federal, state and municipal governments in Brazil are able to more effectively procure goods and services that they are required to purchase through public bidding processes.

The Bank's service is deemed the largest electronic purchase system used by the public sector in Brazil. The system also allows users to monitor public bidding processes. The system interface is simple and allows users to search for auctions in real time. This system allows users to create bidding processes, send proposals, participate in open sessions at fixed hours, close a bidding process and notify the winner. In addition, it operates under strict control and monitoring by all parties involved (these functions vary in accordance with the profile of each participant). In 2006, 43,000 public bidding processes were carried out using the "*Licitações-e*", totaling R$6.9 billion. In the nine-month period ended September 30, 2007, 34.3 thousand public bidding processes were carried out through the Bank's system, totaling R$5.3 billion.

Tax Collection

In the year ended December 31, 2006, the Bank collected approximately 14.3 million Social Security Payment Forms ("*Guias de Previdência Social*" or "GPSs") for a total amount of R$36.9 billion. This

amount represented 30.7% of the total volume collected by the INSS. In relation to collection services rendered by the Bank to the federal government tax authority ("*Secretaria da Receita Federal*" or "SRF"), 21.6 million payment forms were collected totaling R$85.8 billion, or 22.7% of the total amount collected by the SRF. At the state and municipal government levels, the Bank collected approximately 60.4 million payment tax forms in the year ended December 31, 2006, totaling R$76.1 billion. The Bank receives a commission in respect of each form collected, based on the amount collected.

During the nine-month period ended September 30, 2007, the Bank collected approximately 11.3 million GPSs for a total amount of R$29.7 billion. This amount represented 30% of the total volume collected by the INSS. In relation to collection services rendered by the Bank to the SRF, 18.3 million payment forms were collected totaling R$63.4 billion, or approximately 20.3% of the total amount collected by the SRF. For the nine-month period ended September 30, 2007, the Bank collected approximately 57.1 million forms of state and municipal taxes for a total amount of R$66.3 billion.

Payment of INSS Benefits

The Bank is the largest benefits payment agent for the INSS. On a monthly basis, approximately six million benefit payments are made through the Bank. During the nine-month period ended September 30, 2007, these benefits totaled approximately R$30.0 billion and during the year ended December 31, 2006, these benefits totaled R$35.6 billion. The Bank receives a fee on each payment.

"Regimes Próprios de Previdência Social"

The Bank offers solutions in social security services to special social security programs of Brazilian states and cities ("*Regimes Próprios de Previdência Social*" or "RPPS"). RPPS was created by state-owned companies and is managed by social security entities or funds. At the end of 2006, the Bank had 87 RPPS contracts with respect to 80,700 active public employees, 10,400 inactive public employees and 3,200 pensioners and assets of R$4.3 billion.

As of September 30, 2007, the Bank had 50 RPPS contracts in respect of 214,100 public employees currently holding office, 45,500 public employees currently not holding office and 17,500 pensioners and assets of R$5.1 billion in connection with RPPS contracts.

Onlending of Funds

The Bank acts as an agent for the onlending of funds from the BNDES and other funds and programs to finance the public and private sectors. These funds are generally used to expand the production of goods and services, such as investments in the implementation, modernization, transfer and expansion of ventures/companies. The purpose of these funds is to foster the strategic support to certain critical activity segments.

With respect to the contracting and execution of these loans, the Bank applies the same credit policies and rules and uses the same control mechanisms adopted in connection with loans funded by the Bank's own capital. Funds are onlent in conformity with the terms and conditions of onlending agencies, and the Bank assumes no interest rate or maturity mismatch risk in connection with such loans. As a result of Brazil's economic growth in the last few years, these loans, which use subsidized funding and apply interest rates which are usually lower than market rates, have become increasingly important in the context of the Bank's overall credit portfolio. In the year ended December 31, 2006, the Bank onlent R$5.1 billion in funds from BNDES/FINAME, compared to R$4.1 billion in the year ended December 31, 2005 and R$3.0 billion in the year ended December 31, 2004. During the nine-month

period ended September 30, 2007, the Bank onlent R$4.2 billion, representing a 44.1% increase compared to the same period in the previous year. These loans have an average maturity of five years and are generally secured by the goods being purchased with the loan proceeds, in addition to other collateral, which reduces the Bank's risk in the transaction.

The total onlending portfolio of the Bank was R$14.3 billion as of December 31, 2006, representing an increase of approximately 7.2% compared to December 31, 2005. As of September 30, 2007, this portfolio totaled R$16.5 billion.

The *Fundo de Amparo ao Trabalhador*—FAT is a special accounting and financial fund which finances the payment of unemployment benefits (*Programa Seguro-Desemprego*), the payment of salary allowances and national development programs. The FAT is funded by the *Programa de Integração Social*—PIS (or the Brazilian social integration program) and the *Programa de Formação do Patrimônio do Servidor Público*—PASEP (or the Brazilian program for the formation of the property of the public employees), the revenues from investments of cash and cash equivalents, a portion of the union dues and reimbursement of non-disbursed funds related to agreements and transfers made for the payment of benefits. The FAT funds are used by BNDES to carry out traditional loan transactions (including through FINAME) and are also directly used by other BNDES agents, such as the Bank.

The majority of FAT funds that the Bank onlends are used to finance projects which are aimed at creating jobs and income for employees, such as those included under the *Programa de Geração de Emprego e Renda* ("PROGER") and the PRONAF. The Bank applies the same risk management policies to these loans as it does to its other lending transactions.

The outstanding amount of FAT funds onlent by the Bank to the private sector totaled approximately R$16.9 billion as of September 30, 2007, of which R$8.4 billion was onlent to the agricultural sector (*PROGER Rural*, as defined below, and PRONAF), R$8.0 billion onlent to finance urban projects (*PROGER Urbano Empresarial*) and R$472.7 million onlent to projects serving both the agricultural and urban sectors (*FAT Integrar*).

Public Private Partnership

In August 2005, the Bank was appointed by the federal government to manage the Public Private Partnership Guarantee Fund ("*Fundo Garantidor das Parcerias Publico-Privadas*"), or "FGP", which guarantees payment obligations of the federal government to companies engaged in Public-Private Partnership projects under Brazil's new Public-Private Partnership regime. The balance of FGP for tendering of guarantees was R$6.33 billion on September 30, 2007.

Government Distribution Channels

The Bank has 39 branches responsible for serving the government market. In addition, the Bank makes its products and services available to its government clients on-line through its "*Auto-Atendimento Setor Público*". During the year ended December 31, 2006, more than 15,000 clients adhered to this channel, accounting for 46.4 million transactions, an increase of 36.3% compared to 2005. In the nine-month period ended September 30, 2007, 41.3 million transactions were carried out through this channel, an increase of 20.2% compared to 34.4 million transactions in the same period in 2006.

International Market

The Bank's operations outside Brazil are primarily focused on the Bank's own funding operations, and the support of foreign trade transactions and expansion into new markets by Brazilian clients.

In addition, the Bank provides services to Brazilians who reside overseas. For example, in Portugal and Japan, the Bank's operations are targeted primarily at the retail segment and at the existing significant Brazilian communities in those countries, through which the Bank seeks to expand its overall client base. In Miami and Paris, the Bank focuses primarily on private banking transactions by offering investment options specifically tailored to clients with a minimum net assets totaling at least R$1.0 million.

International Operations

The Bank's role in the international market is overseen and managed by the Bank's International Directorate. The International Directorate, and the Bank's entities outside Brazil which report to it, are principally engaged in Brazilian trade-related finance and the management of the Bank's existing long-term foreign currency operations (securities and long-term loans). The Bank also takes foreign currency deposits from the Bank's wholesale and retail clients and extends credit to Brazilian and non-Brazilian clients. Transactions include structured finance operations, syndicated loans and other trade-related operations.

A key activity for the Bank is developing additional sources of medium-term foreign currency funds for use in financing Brazilian companies. These operations are being implemented through the International Directorate. To further this aim, the three principal areas of focus are U.S. dollar-based leasing of capital goods, lending of U.S. dollar-denominated funds by means of the onlending of foreign funds (pursuant to CMN Resolution No. 2,770, of August 30, 2000) and the purchase of U.S. dollar-denominated securities issued by leading Brazilian companies.

The table below sets forth the assets and the sources of funds of the Bank's international network for the periods indicated:

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in R$ millions)				
Assets					
Cash and cash equivalents	1,664.7	2,588.9	804.2	791.0	412.8
Interbank deposits	13,067.3	20,175.9	10,954.2	16,008.3	7,868.3
Short-term loans	3,234.6	3,767.9	4,541.7	4,180.2	5,251.5
Long-term loans	5,771.5	5,379.9	7,629.9	6,212.2	7,273.8
(Allowance)	(267.2)	(217.6)	(181.3)	(199.4)	(163.0)
Securities and bonds	2,804.7	2,794.5	2,457.8	2,295.7	2,307.3
General management	4,761.9	—	745.1	(2,303.2)	1,622.0
Other assets	1,229.9	1,295.0	1,009.1	1,139.4	1,791.3
Permanent	218.6	169.4	137.1	132.3	98.7
Total	32,486.0	35,953.9	28,097.8	28,256.3	26,280.6
Liabilities					
Demand deposits	1,012.9	1,073.9	1,037.6	903.1	934.7
Time deposits	14,853.6	13,359.6	14,607.9	14,261.1	15,251.7
Loans	4,831.8	3,944.6	3,111.4	3,592.0	2,358.3
Other	1,858.9	792.5	633.1	701.9	1,065.8
Eurobonds	929.7	668.0	594.7	599.6	489.0
Securities issued by the Bank	4,721.4	3,753.3	3,809.3	4,016.9	2,856.4
General management	—	8,220.3	—	—	—
Stockholders' equity	4,277.7	4,141.6	4,303.9	4,181.6	3,342.6
Total	32,486.0	35,953.9	28,097.8	28,256.3	26,280.6

Demand and time deposits represented 61.6% of the total liabilities of the Bank's international network as of September 30, 2007 (compared to 55.7% as of December 31, 2006, 52.0% as of December 31, 2005 and 48.8% as of December 31, 2004). Of the funds maintained in deposits abroad, US$1.2 billion were deposits from retail clients in Japan as of September 30, 2007.

Loans are granted for to fund operations of Brazilian companies abroad and to foreign companies. These transactions are grouped together with foreign trade loans under the line item "short-term loans" and "long-term loans" and represented 47.7% of the total assets of the Bank's international network as of September 30, 2007. The allowance for loan losses represented 1.3% of the Bank's international short-term and long-term loans

The international securities portfolio of the Bank includes securities issued by both the federal government and federal government-owned companies. As of September 30, 2007, bonds issued by the federal government represented 74.8% of the total amount of the R$2,307.3 million of securities issued abroad.

In addition to commercial lending activities, the Bank's International Directorate managers the liquidity of foreign branches. The Bank's foreign interbank portfolio, which totaled US$4.1 billion as of September 30, 2007, consists primarily of federal government funds and deposit certificates, demand deposits and overnight deposits effected with leading international banks.

As of September 30, 2007, the Bank's international long-term credit portfolio totaled US$4.9 billion compared to US$3.6 billion as of September 30, 2006, US$4.4 billion as of December 31, 2006, US$3.2 billion as of December 31, 2005 and US$2.9 billion as of December 31, 2004. As of December 31, 2006, 20.0% of the Bank's international long-term loans were granted to public sector companies, compared to 33.4% as of December 31, 2005 and 40.7% as of December 31, 2004, while 80.0% of these loans were extended to companies in the private sector, compared to 66.6% as of December 31, 2005 and 59.3% as of December 31, 2004.

Grand Cayman Branch

The Bank's Grand Cayman branch was established in 1976, principally for the purpose of obtaining short-term funding used to finance trade-related transactions for Brazilian companies.

The Grand Cayman branch is registered under Part VII of the Companies Law of the Cayman Islands and has a Class B banking license to operate in the Cayman Islands under the Banks and Trust Companies Law, which allows the Grand Cayman branch to conduct all types of banking business in any part of the world, except for deposits from residents of the Cayman Islands or to investments in any asset representing a claim on any person residing in the Cayman Islands. The Grand Cayman branch's results of operations are included in the Bank's consolidated and non-consolidated financial statements.

The liabilities of the Grand Cayman branch are first covered by the total U.S. dollars denominated assets of the Grand Cayman branch. However, under Brazilian law, the Bank is ultimately responsible for all obligations of the Grand Cayman branch. The CMN has issued regulations with respect to the operating and maintaining of offshore branches by Brazilian financial institutions as prescribed by Resolution No. 2,723 of May 31, 2000.

The Grand Cayman branch is currently engaged in the business of sourcing funds in the international banking and capital markets to provide credit lines for the Bank which are then extended to the Bank's customers for working capital and trade-related financings. The Grand Cayman branch also takes deposits in foreign currency from corporate clients and extends credit to Brazilian and non-Brazilian clients, principally in relation to trade finance with Brazil. All strategic decisions and operations carried out by the Grand Cayman branch have to be previously approved by the International Directorate at the Bank's head offices in Brazil.

International Capital Markets Transactions

The Bank sells debt instruments of Brazilian companies to its clients and other investors worldwide. These activities are conducted principally through BB Securities Ltd. ("BB Securities"), which distributes or trades in, also in the secondary market, a broad range of fixed-income products, including eurobonds, euro medium-term notes, structured notes and euro certificates of deposit. Its primary functions are:

- underwriting new issues from Brazil, either by companies, banks, including the Bank, and the federal government;
- distributing bonds to investors in Europe, Latin America and Asia;
- market making in all classes of Brazilian bonds;
- participating in the private client advisory business; and
- providing a full range of research and information services for investors and borrowers.

In June 2005, the Bank established through its New York branch a U.S. broker-dealer in New York, Banco do Brasil Securities LLC, which is registered with the FINRA. As a result, the Bank may assist Brazilian companies in U.S. capital markets transactions, as well as traditional structured and foreign trade transactions.

International Distribution Network

The Bank has more branches outside Brazil than any other Brazilian bank. The Bank operates in 22 countries, and the branch network, consisting of 15 branches, ten sub-branches, 11 representative offices, and five subsidiaries, is responsible for business throughout the world. In 2007, the Bank obtained a preliminary license from the South Korea Regulatory Agency to open a Representative Office in Seoul and has submitted the documentation required for the granting of the final license. The Central Bank of the United Arab Emirates also approved the Bank's license request for the opening of a Representative Office in Dubai, which has not yet opened. As of September 30, 2007, the Bank had a network of foreign correspondent banks made up of 1,479 financial institutions, located in 150 countries.

The following table sets forth the location of the Bank's branches, sub-branches, representative offices and subsidiaries outside Brazil, as of the date of this offering memorandum:

Branches	Sub-branches	Representative Offices	Subsidiaries
Asunción, Paraguay	Cascais, Portugal	Caracas, Venezuela	BAMB Brasilian American Merchant Bank/Grand Cayman—Cayman Islands
Buenos Aires, Argentina	Gifu, Japan	Mexico City, Mexico	Banco do Brasil AG (Aktiengesellsshaft)/ Vienna—Switzerland
Ciudad del Este, Paraguay	Gunma, Japan	Hong Kong, China	Banco do Brasil Securities LLC/New York—United States
Frankfurt, Germany	Hamamatsu, Japan	Lima, Peru	BB Leasing Company Ltd./Grand Cayman —Cayman Islands
Grand Cayman, Cayman Islands	Ibaraki, Japan	Luanda, Angola	Banco Securities LLC (through Grand Cayman Branch)
La Paz, Bolivia	Nagano, Japan	Rome, Italy	
Lisbon, Portugal	Nagóia, Japan	Shanghai, China	
London, England	Parque das Nações, Portugal	Washington—United States	
Madrid, Spain	Porto, Portugal	Seoul, South Korea*	
Miami, United States	Santa Cruz de La Sierra, Bolivia	Dubai, United Arab Emirates*	
Milan, Italy		Panama, Panama	
New York, United States			
Paris, France			
Santiago, Chile			
Tokyo, Japan			

* Currently being established.

ASSET MANAGEMENT OPERATIONS

The Bank carries out fund management activities through its wholly-owned subsidiary BB Administradora de Ativos—Distribuidora de Títulos e Valores Mobiliários ("BB DTVM"). In order to comply with Central Bank regulations, BB DTVM's activities are fully segregated from the activities of the Bank. The Bank's investment funds are segmented among individuals, corporations, public sector investors, institutional investors and non-resident investors. Retail funds are divided into fixed income, float income, and mixed and exchange rate-linked funds. Personalized investments include exclusive funds and client portfolios.

The volume of funds managed by BB DTVM, as of December 31, 2006, totaled R$182.7 billion and represented 19.1% of the total funds under management in Brazil. The volume of funds managed by BB DTVM, as of December 31, 2005 totaled R$153.5 billion, representing a market share of 20.2% of the total funds under management in Brazil and, as of December 31, 2004 totaled R$124.0 billion, representing 19.7%.

As of September 30, 2007, BB DTVM managed R$206.9 billion of funds, representing a growth of 14.5% as compared to the same date in 2006. This amount represents 18.1% of the total funds under management in Brazil and indicates BB DTVM's leadership as the largest third party asset management company in Brazil, according to ANBID.

The table below sets forth the volume of funds managed by BB DTVM per type of client on the dates indicated:

	As of December 31,						As of September 30,			
	2004	(%)	2005	(%)	2006	(%)	2006	(%)	2007	(%)
	(in R$ millions, except percentages)						(in R$ millions, except percentages)			
Institutional Investors	55,863	45.0	62,952	41.0	76,925	42.1	73,521	40.7	81,502	39.4
Retail	35,730	28.8	47,916	31.2	55,119	30.2	52,756	29.2	60,825	29.4
Government	9,923	8.0	20,905	13.6	26,928	14.7	27,490	15.2	36,071	17.4
Wholesale	13,316	10.7	13,638	8.9	17,837	9.8	21,258	11.8	19,635	9.5
Foreign Investors	9,031	7.3	8,056	5.2	5,873	3.2	5,604	3.1	8,832	4.3
Other	159	0.1	41	—	—	—	—	—	—	—
Total	124,021	100.0	153,508	100.0	182,683	100.0	180,629	100.0	206,865	100.0

AGRICULTURAL LENDING

General

Agricultural lending plays a strategic role in the Brazilian economy primarily because it generates export-related funds for the country's trade balance. The credit granted to the agribusiness sector finances the production and the commercialization of agricultural products and also stimulates investments in the agricultural sector, including in relation to the storage, processing and the industrialization of agricultural products. In addition, agricultural lending usually result in improvements of the production system.

The agribusiness sector was responsible for 36.7% of all Brazilian export transactions in the nine-month period ended September 30, 2007. The following table sets forth the principal exports in the Brazilian agribusiness sector.

Exports

	Year ended December 31,			Nine-month period ended September 30,
	2004	2005	2006	2007
	(in US$ millions)			(in US$ millions)
Soy Complex	9,922	9,477	9,308	8,965
Meat	6,060	8,066	8,641	8,086
Leather, Furs and Shoes	2,672	3,069	3,471	2,658
Sugar and Alcohol	3,137	4,684	7,772	5,006
Timber and Related Products	5,852	7,197	7,897	6,484
Coffee, Yerba-Mate Tea and Spices	1,860	2,669	3,535	2,899
Fruit Juice	1,103	1,245	1,570	1,759
Smoke and Tobacco	1,406	1,707	1,752	1,707
Other Products	2,122	15,487	4,087	5,246
Total	34,134	43,601	48,033	42,811

Source: MAPA—Ministry of Agriculture, Livestock and Supply.

The Bank's credit transactions in the agricultural sector are directly related to the need of financing for the projected agricultural expansion set forth in the federal government's agricultural plan. The positive performance of the Bank's agricultural sector in recent years is a result of the implementation of new technologies and the continual improvement of services provided by agribusiness professionals throughout the sector, targeting at the profitability and maintenance of developments.

Of the total principal amount of the Bank's agricultural credit portfolio, 90.4% is concentrated in the south, southeast and mid-west regions of Brazil. The table below sets forth the distribution of the Bank's agricultural credit portfolio by region in September 2007:

Rural Credit Portfolio by Region	(%) of principal amount)
Region	
South	37.4
Midwest	26.3
Southeast	26.7
Northeast	6.2
North	3.4

The Bank's Role in Agribusiness

The Bank is the largest provider of finance to the Brazilian agribusiness sector and operates in all segments of the agribusiness production chain, reaching from small agricultural producers to large agro-industrial companies. In addition to agricultural producers, the Bank caters to other participants in the agribusiness sector, such as manufacturers and distributors of equipment and machinery, agricultural implements, fertilizers and other inputs and exporters, among others.

In its role as an agent of the federal government in the implementation of its agricultural policies, the Bank acts as an intermediary between the federal government and the agricultural sector, granting credit at rates compatible with the nature of this activity. As a participant in the implementation of federal government programs, the Bank receives remuneration from the federal government commensurate with the level of risk and the liabilities it assumes in each transaction. The federal government allocates, in the annual federal budget, an amount to be paid as "equalization" in respect of agricultural lending

transactions for which the spread earned by the Bank is not compatible with the estimated profitability of its other lending transactions.

On May 25, 2006, the federal government announced a series of proposed measures designed to support the Brazilian agricultural sector. The measures can be broken down into three categories: (1) the Agricultural and Livestock Plan ("*Plano Agrícola e Pecuário*" or "*PAP*"); (2) measures aimed at renegotiating agricultural debt and increasing liquidity in the sector; and (3) structural measures to strengthen the sector as a whole. The PAP increased the amount of resources targeted at the agricultural sector with respect to the 2006/2007 harvest by 13.0%. In addition, the PAP introduced certain new measures in the sector, increased limits for working capital transactions, reduced investment interest rates and implemented new rules with respect to agricultural insurance.

In response to the renegotiation of agricultural debt and increasing liquidity in the agricultural sector, the federal government has proposed the implementation of certain new rules in line with the group of emergency packages announced. Under the new rules, the maturities in respect of a portion of the Bank's agricultural credit portfolio targeted at the 2005/2006 harvest will automatically be extended for a period of four years, with an initial 12-month grace period. In 2006, other structural measures were announced aimed at minimizing the impact that the cyclical nature of agribusiness has on agricultural producers, in order to provide predictability and safety at the time of planting. Key measures include modified agricultural pricing and insurance policies, as well as a series of initiatives designed to strengthen the financial condition of agricultural producers through risk management and increased levels of savings.

In addition to its experience in working with the sector, the Bank's management believes that the Bank has in place the structure and mechanisms required to maintain its competitive advantage in its agribusiness services through: (i) a vast and diverse network of branches and offices operating in the sector; (ii) a technical advisory system made up of more than 290 professionals in the agronomy, veterinary and animal science areas; (iii) an electronic system to assess the risk involved in agricultural enterprises ("*Sistema Risco Técnico Agropecuário*" or "RTA"), which takes into account variables such as applied technology, productivity and market, and is made up of more than 250,000 regional production spreadsheets; and (iv) a portfolio of producers with a low attrition rate and comprehensive knowledge of these clients.

The Bank's agricultural credit portfolio grew by 20.2% from September 30, 2006 to September 30, 2007 reaching R$48.4 billion, and 7.5% compared to December 31, 2006. The portfolio growth was due to the contracting of the 2006/2007 crop.

Agricultural Credit Portfolio

At December 31, 2006, the Bank's agricultural credit portfolio had a total balance of R$45.1 billion, an increase of 26.2% as compared to R$35.7 billion as of December 31, 2005 (which in turn represented an increase of 18.9% as compared to R$30.0 billion as of December 31, 2004). As of September 30, 2007, the Bank's agricultural credit portfolio volume totaled R$48.4 billion, an increase of 7.5% as compared to September 30, 2006. A large portion of this growth was due to the renegotiation of agricultural credit portfolio with farmers affected by unfavorable weather conditions in 2006.

As of September 30, 2007, the Bank's transactions relating to funding and commercialization goods and services required for agricultural and livestock production represented 57.3% of its total agribusiness portfolio. The Bank's agricultural investment represented 40.7% of its portfolio on such date.

Funding and commercialization transactions accounted for 57.9% of the agricultural credit portfolio on December 31, 2006 and investment transactions accounted for 41.2% of the agricultural credit portfolio on such date.

Agricultural Credit Portfolio by Use

	As of December 31,						As of September 30,			
	2004	(%)	2005	(%)	2006	(%)	2006	(%)	2007	(%)
	(in R$ millions, except percentages)						(in R$ millions, except percentages)			
Funding	14,734	49.0	16,133	45.2	18,705	41.5	15,380	38.1	17,856	36.9
Investment	13,231	44.1	15,463	43.3	18,582	41.2	17,505	43.4	19,731	40.7
Commercialization	1,054	3.5	3,097	8.7	7,375	16.4	5,832	14.5	9,899	20.4
Other	1,017	3.4	1,016	2.8	401	0.9	1,603	4.0	960	2.0
Total	30,036	100.0	35,709	100.0	45,063	100.0	40,320	100.0	48,446	100.0

The table below sets forth the Bank's agricultural credit portfolio per product.

Agricultural Credit Portfolio per Product

	As of December 31,						As of September 30,			
	2004	(%)	2005	(%)	2006	(%)	2006	(%)	2007	(%)
	(in R$ millions, except percentages)						(in R$ millions, except percentages)			
Agricultural and Livestock Funding	10,773	35.9	12,342	34.6	14,309	31.8	11,957	29.7	13,847	28.6
PRONAF/PROGER Rural	7,079	23.6	8,905	24.9	11,119	24.7	9,844	24.4	11,903	24.6
BNDES/FINAME Rural	3,362	11.2	3,967	11.1	4,363	9.7	4,215	10.5	4,267	8.8
FCO Rural	2,986	9.9	3,272	9.2	3,730	8.3	3,591	8.9	4,069	8.4
Other	5,836	19.4	7,223	20.2	11,542	25.6	10,713	26.6	14,361	29.6
Total	30,036	100.0	35,709	100.0	45,063	100.0	40,320	100.0	48,446	100.0

Agricultural Employment and Income ("*Programa para Geração de Emprego e Renda Rural*" or "PROGER—Rural") is designed to provide fixed credit for agricultural and cattle financing, in addition to financial support for fixed and semi-fixed investments in the agricultural sector. The National Program for Development of Family Agriculture ("*Programa Nacional de Fortalecimento da Agricultura Familiar*" or "PRONAF") targets the financing of agricultural activities in general. FCO Rural offers financial support for business development and investments in agricultural producers based in the Midwest region of Brazil. BNDES/FINAME Rural finances the investment in the modernization of machinery and equipment used for agricultural production.

The most significant transactions of the agricultural credit portfolio are agricultural funding transactions. As of December 31, 2006, these transactions accounted for 31.8% of the agricultural credit portfolio, while PRONAF/PROGER Rural accounted for 24.7% of the agricultural credit portfolio. As of September 30, 2007, agricultural funding transactions and PRONAF/PROGER Rural accounted for 28.6% and 24.6% of the agricultural credit portfolio, respectively.

Sources of Funds for Rural Lending

The Bank's agricultural lending is funded primarily by funds from savings deposits, called MCR 6.4, demand deposits, called MCR 6.2, PROGER Rural, PRONAF, FCO and BNDES, among others.

The table below sets forth several of the Bank's sources of funds for the financing of agribusiness.

Source of Funds for Agricultural Credit Portfolio

	As of December 31,						As of September 30,			
	2004	(%)	2005	(%)	2006	(%)	2006	(%)	2007	(%)
	(in R$ millions, except percentages)						(in R$ millions, except percentages)			
Demand Deposits	5,588	18.6	4,496	12.6	5,486	12.2	5,247	13.0	7,353	15.2
Savings Deposits	9,353	31.1	12,007	33.6	15,617	34.6	13,009	32.3	16,854	34.8
FAT	2,645	8.8	5,150	14.2	8,939	19.8	6,601	16.4	9,112	18.8
FCO Rural	3,729	12.4	4,407	12.3	4,993	11.1	4,795	11.9	5,489	11.3
BNDES/FINAME Rural	3,673	12.2	4,211	11.8	4,580	10.2	4,444	11.0	4,519	9.3
Other	5,049	16.8	5,438	15.5	5,488	12.2	6,224	15.4	5,119	10.6
Total	30,036	100.0	35,709	100.0	45,103	100.0	40,320	100.0	48,446	100.0

Government Policies

The Bank uses funds from the MCR 6.4 savings accounts and the FAT to finance agribusiness at reduced rates. As a result, the Brazilian national treasury generally additional makes credit available to the Bank to cover the difference between the cost of the Bank's funding, risks, administration and taxes and the amount charged to the borrower. Such credit received from the federal government by the Bank amounted to R$1.231 million as of September 30, 2007, as compared to R$506 million as of September 30, 2006 and R$821.0 million, R$497.4 million and R$407.7 million as of December 31, 2006, 2005 and 2004, respectively.

Approval of Agricultural Credit and Risk Control

In addition to the regular risk management mechanisms that the Bank applies to all credit portfolios, in connection with the agricultural credit portfolio management, the Bank applies specific methods to identify risks and minimize losses. To determine the Bank's maximum level of exposure to each client, the Bank has developed a specific credit limit system, the ANC-Produtor Rural, that takes into account behavioral data and technical risks relating to the business activity.

Furthermore, the Bank has established exposure limits in its credit policies in relation to the production and commercialization of farm products. This system is currently being implemented and also provides for sub-categories created for specific activities and products, such as soy, cotton and corn. The Bank believes that these mechanisms will contribute to the diversification of its agribusiness portfolio.

In the management of its agricultural credit portfolio, the Bank also adopts a preventive risk mechanism, which includes agricultural insurance, the PROAGRO Program and the sharing of risk with companies that provide raw materials to producers or purchase their products. Currently, approximately 19.9% of the Bank's agribusiness portfolio is subject to these mechanisms.

When the Bank is solely responsible for the risk in relation to a agricultural credit transaction, the Bank also employs specific systems, such as the agricultural and cattle raising technical reference (Agricultural and Cattle Raising Technical Risk System, or RTA) in its analysis of the risks involved. The RTA works

in conjunction with the criteria established by the ANC Produtor Rural. For calculation of the RTA of each client, the Bank has a sole system, consisting of a microregional database with historic series of product prices, crop productivity and production costs. The RTA system utilizes 250,000 production spreadsheets that represent the several types of production systems existing in Brazil. In addition to improving the quality of assets, this database makes possible the automation of the credit process.

Variables Associated with the Agricultural and Cattle Raising Technical Risk System (RTA)

	Productivity	Cost	Price
Soil	✓	✓	—
Climate	✓	✓	✓
Roads	—	✓	✓
Warehouses	—	—	✓
Technology	✓	✓	—
Distance	—	✓	✓
Market	—	—	✓

The Bank also maintains a technical team consisting of approximately 278 agronomists, veterinarians and zoologists, distributed throughout Brazil, which also comprises a network with information on agricultural and cattle raising activities. In addition to generating the information necessary for the network, these technical employees are responsible for evaluating projects, appraising agricultural properties and inspecting agricultural enterprises.

One of the main benefits resulting from the constant monitoring of the risks inherent in the agribusiness sector has been the diversification of the Bank's agribusiness credit portfolio. This diversification results from the Bank's ability to apply the same data that it employs in granting credit to monitoring and anticipating key market drivers and events.

The following table sets forth the Bank's agribusiness credit portfolio by item financed as of 2004, 2005, 2006 and the quarters ended September 30, 2006 and 2007, respectively:

Rural Credit Portfolio by Financed Item

	As of December 31,						As of September 30,			
Financed Items	2004	(%)	2005	(%)	2006	(%)	2006	(%)	2007	(%)
	(in R$ millions, except percentages)									
Soybeans	4,942	16.5	4,389	12.2	3,571	7.9	2,070	5.1	2,463	5.1
Livestock	3,187	10.6	3,864	10.8	4,791	10.6	4,535	11.2	5,612	11.6
Maize	2,621	8.7	2,899	8.1	2,560	5.7	1,876	4.7	2,704	5.6
Machinery and Equipment	2,849	9.5	1,150	3.2	1,038	2.3	1,039	2.6	1,095	2.3
Rice	1,028	3.4	883	2.5	793	1.8	616	1.5	882	1.8
Cotton	1,039	3.5	859	2.4	554	1.2	540	1.3	562	1.2
Fertilizers and Defenders	879	2.9	672	1.9	560	1.2	580	1.4	545	1.1
Coffee	746	2.5	655	1.8	1,036	2.3	1,055	2.6	1,236	2.6
Wheat	728	2.4	525	1.5	437	1	471	1.2	580	1.2
Sugar Cane	357	1.2	474	1.3	1,235	2.7	895	2.2	1,400	2.9
Manioc	352	1.2	440	1.2	491	1.1	375	0.9	504	1.0
Poultry Raising	199	0.7	402	1.1	571	1.3	508	1.3	662	1.4
Hog Raising	106	0.4	314	0.9	482	1.1	449	1.1	544	1.1
Other	11,003	36.6	18,183	50.9	26,944	59.8	25,311	62.8	29,658	61.2
Total	30,036	100.0	35,709	100.0	45,063	100.0	40,320	100.0	48,446	100.0

Management believes that, in periods when the performance and production levels of the Brazilian agricultural sector are in line with historical norms, the Bank's existing credit controls have achieved adequate levels of credit quality in its agricultural credit portfolio. In periods of adverse conditions such as in 2005, when there were damaging weather conditions, lower commodity prices in the foreign market, as well as the appreciation of the *real* against the U.S. dollar, the federal government has enacted regulations to allow new funds to extend the maturities of debt securities and insurance payment dates.

Agricultural Credit Risk

In December 2006, according to the criteria specified in Resolution No. 2,682/99, 88.2% of the Bank's agricultural credit portfolio was comprised of loans with risks rated between AA and C, compared to 90.7% in December 2005 and 96.3% in December 2004.

At September 30, 2007, the portion of the Bank's agricultural credit portfolio with risks rated between AA and C was 86.2%, compared to 81.5% as of September 30, 2006 and 88.2% as of December 31, 2006. The Bank's agribusiness portfolio as of September 30, 2007 grew by 20.2% compared to such portfolio as at September 30, 2006 and by 7.5% as compared to such portfolio as at December 31, 2006.

The ratio between the allowances required under Resolution No. 2,682 and the credit portfolio balance changed from 8.9% in the third quarter of 2006 to 6.8% in the third quarter of 2007 (2.3% in 2004 to 5.4% in 2005 and 6.1% in 2006).

In 2007, the federal government set forth certain measures for the renegotiation of agricultural producers' debts. CMN Resolutions No. 3,460, 3,479, 3,495, 3,496, 3,497 and 3,500 extend and authorize the term for the payment of installments, with maturity in 2007, of agricultural and cattle raising investment and production transactions extended in prior years. Resolution No. 3,496 regulates

the granting of rebates and renegotiation of investment transaction installments with maturities in 2007 as well as describes the obligations of the Brazilian national treasury. The volume of rescheduled Bank's agricultural credit portfolio may reach R$2.5 billion and must be concluded up to December 2007, as required by these resolutions.

The Bank has adopted preventive monitoring measures to rapidly respond to adverse conditions (for example, low levels of rainfall in the south of Brazil, drop in prices, trade difficulties and meat export embargos due to the food-and-mouth disease), such as the: (i) preparation of reports, analyses, bulletins and special summaries upon which to base credit decisions; (ii) creation of a discussion forum for analysis of the insufficient inventory among the relevant areas of the Bank; (iii) special monitoring of clients in adverse circumstances; (iv) special monitoring of any portfolios likely to be adversely affected; (v) special rules and procedures to be employed in debt renegotiations; and (vi) development of special operational contingencies and criteria for new client businesses which may be effected.

The following tables set forth the Bank's agricultural credit and allowance balances broken down by risk level, according to CMN Resolution 2.682/99, as of December 31, 2004, 2004, 2005, and September 30, 2006:

Agribusiness Credit Portfolio per Risk Level

	As of December 31, 2004			As of December 31, 2005			As of December 31, 2006		
	Balance	Allowance	% of portfolio	Balance	Allowance	% of portfolio	Balance	Allowance	% of portfolio
	(in R$ millions, except percentages)								
AA	5,128	—	17.1	5,114	—	14.3	7,830	—	17.4
A	10,180	51	33.9	10,306	52	28.9	13,008	65	28.9
B	10,131	101	33.7	11,516	115	32.2	14,109	141	31.3
C	3,500	105	11.7	5,462	164	15.3	4,811	144	10.7
D	597	60	2.0	1,379	138	3.9	2,113	211	4.7
E	108	32	0.4	284	85	0.8	1,029	309	2.3
F	52	26	0.2	248	124	0.7	176	88	0.4
G	85	59	0.3	442	309	1.2	594	416	1.3
H	256	256	0.9	958	958	2.7	1,393	1,393	3.1
Total	**30,036**	**691**	**100.0**	**35,709**	**1,945**	**100.0**	**45,063**	**2,768**	**100.0**
AA-C	28,939	257	96.3	32,398	331	90.7	39,758	350	88.2
D-H	1,098	433	3.7	3,311	1,614	9.3	5,305	2,417	11.8

Agribusiness Credit Portfolio per Risk Level

	As of September 30, 2006			As of September 30, 2007		
	Balance	Allowance	% of portfolio	Balance	Allowance	% of portfolio
	(in R$ millions, except percentages)					
AA	4,756	—	11.8	8,974	—	18.5
A	10,273	51	25.5	12,474	62	25.7
B	10,236	102	25.4	15,166	152	31.3
C	7,588	228	18.8	5,158	155	10.6
D	3,793	379	9.4	2,917	292	6.0
E	705	212	1.7	1,180	354	2.4
F	352	176	0.9	239	119	0.5
G	558	390	1.4	620	434	1.3
H	2,059	2,059	5.1	1,718	1,718	3.5
Total	40,320	3,597	100.0	48,446	3,286	100.0
AA-C	32,853	381	81.5	41,772	369	86.2
D-H	7,467	3,216	18.5	6,674	2,198	13.8

The analysis of the table below demonstrates that the increased credit risk of the portfolio, as well as the renegotiation of certain credit facilities, led to an increase in provisions in 2006. The allowances for loan losses were reduced on September 30, 2007.

Changes in Allowance for Loan Losses—Agribusiness

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(in millions of reais)				
Agribusiness Credit Portfolio	30,036	35,709	45,063	40,320	48,446
Initial Allowance	**493**	**1,310**	**3,597**	**3,269**	**3,244**
1—Risk migration	(103)	521	(1,235)	(209)	(194)
a) Incremental Risk Vulnerability	924	879	641	689	395
b) Improved Risk	(1,027)	(358)	(1,876)	(897)	(589)
2—Contracts	607	644	1,058	971	464
3—Losses	(192)	(113)	(547)	(312)	(147)
Total (1 + 2 + 3):	313	1,052	(724)	450	123
Other Impact[(1)]	(115)	(417)	(105)	(121)	(80)
Final Allowance	**691**	**1,945**	**2,768**	**3,597**	**3,286**
Provision required by CMN Resolution 2.682	691	1,945	2,768	3,597	3,286

(1) Amortization, liquidation, payments released and debt charges

OTHER AGRIBUSINESS-RELATED OPERATIONS

Rural Integration

Since 2005, the Bank has made available a new business model for conducting credit transactions for investment, supported by Integration Agreements ("BB Convir"). Partnerships entered into with agribusiness companies totaled R$1.7 billion in the year ended December 31, 2006 and R$2.1 billion in the nine-month period ended September 30, 2007. This new model seeks to optimize the Bank's commercial and operational relationships with key clients and increase its agility in the service to members, thereby increasing its competitiveness.

CPR

The Bank's Rural Products Certificates Program ("CPR") provides a source of funding to the agricultural sector through a financial instrument representing agricultural commodities produced by farmers, agricultural associations and cooperatives. The total volume of CPR transactions traded through the Bank in 2006 was R$2.5 billion, consisting of more than 37,000 transactions with producers and cooperatives. Of that total amount, R$503.7 million included a guarantee given by the Bank, and R$2.0 billion was purchased directly by the Bank with its own funds and funds from savings accounts available for such purposes.

The amount of CPRs traded through the Bank in the nine-month period ended September 30, 2007 was R$990 million, which included more than 14,600 credit transactions with producers and cooperatives. Of that total amount, R$197.0 million was traded with a payment guarantee granted by the Bank, and R$793.0 billion was purchased directly by the Bank with its own funds and funds from savings accounts available for such purposes.

The Agro-business Website bb.com.br/agronegócios-e

The Bank's Website in the Internet contains information, services, electronic commerce and functionalities designed towards the interests of the agro-business network. Users have access to quotations, bulletins and analyses of the various commodities, meteorological forecasts and analyses, technical content on the market, besides the Bank's product and services information.

Among the information available in the Internet is the Bank's CPR room, an electronic service that provides access to purchasers of certain CPR sales by the Bank. The Bank's current account client is able to access the Room, close the transaction via the Internet and purchase the CPRs.

For the nine-month period ended September 30, 2007, almost 3,000 CPRs were negotiated through the website, totaling approximately R$170 million.

Guaranty of Agricultural Prices—GPA

The Bank offers to agricultural producers the Guaranty of Agricultural Prices ("GPA"), which consist of protection instruments against the price variations of agricultural commodities through future and options contracts negotiated on the Bolsa de Mercadorias e Futuros ("BM&F").

The Bank also acts as intermediary, representing clients in hedge operations. These realisation of futures contracts allows the agricultural producer to hedge the production against variations in the prices of the main commodities.

In the options market, in addition to acting as intermediary, the Bank has recently started to offer options of soy, coffee and corn. These options, registered on the BM&F, may be purchased by agricultural producers and permit the client to design his own strategy of price protection.

The Bank's main objective in the performance of commercializing agricultural derivatives is to allow the agro-business agents to mitigate their risks and consequently reduce the exposure of the Bank's rural and agro-industrial portfolios.

Insurance Policies

The Bank operates the following agricultural insurance policies through Companhia Aliança do Brasil and BB Corretora:

- *Seguro Ouro Vida Produtor Rural:* optional life insurance that covers accidental or natural death and is designed for individuals who have loans in the Bank's agricultural credit portfolio. Its purpose is to amortize and liquidate debts arising from these transactions in the event of the borrower's death;
- *BB Seguro Vida Agricultura Familiar*: insurance that covers natural or accidental death and is designed for individuals who have loans in the portion of the Bank's agricultural credit portfolio belonging to the Family Agriculture Programs. In addition to providing guarantees for the payment and amortization of the debts with the Bank, there is an extra indemnity covering losses up to R$600.00;
- *BB Seguro Penhor Rural*: insurance designed for individuals or legal entities that have loans in the Bank's agricultural credit portfolio guaranteed by a security interest in a specific asset The insurance covers the asset used to guarantee agricultural transactions against fire, explosion, strong winds, heavy rain, hail, earthquakes, partial or total destruction of buildings, inundation and flooding, damage to agricultural vehicles or damage to the secured asset caused by an accident involving the transporting vehicle; and
- *BB Seguro Agrícola*: insurance designed for individuals and companies which are agricultural producers and that have agricultural loans from the Bank, with the aim of guaranteeing crops against damage arising from adverse climate conditions.

Structured Transactions—Project Agribusiness

The Agribusiness Project has business structures involving products and services, such as CPR, Pre-Paid, ACC and ACE, and options and futures transactions. In 2005, this project was extended to cover the entire agribusiness production chain to increase its profitability and reduce the risks and the impact on credit limits of intervening parties. The use of structured products allowed the Bank to strengthen its participation along the agricultural production chain, with an increase of R$1.0 billion in partnerships and transactions recorded in 2005. In 2006, transactions of this nature totaled R$ 1.9 billion. In the nine-month period ended September 30, 2007, the transaction totaled R$1.5 billion.

BB Florestal

Created in 2005 with the aim at incrementing the area of forests in Brazil, the BB Florestal Program financed R$703.0 million in operations of production of reforestation wood since its creation. In the nine-months period ended September 30, 2007, the Bank invested R$333.7 million in this program. The program contracted 3,944 operations in that period, primarily in the States of São Paulo, which accounted for R$213 million, Rio Grande do Sul with over R$28 million, and Minas Gerais with R$25 million.

The Bank also finances the re-composition, maintenance and preservation of legal reserve areas, which the Bank believes may increase the compliance of its clients of environmental laws and generates development, employment, income, taxes and foreign currency for the agricultural sector.

Agribusiness Value Chain

The Bank's distribution network includes approximately 1,700 branches that are able to conduct agribusiness transactions, with 600 focused on corporate agribusiness and 1,100 dedicated to smaller agribusiness clients. Approximately 2,000,000 of the Bank's clients are either directly or indirectly involved in agribusiness, which represents approximately 8% of the Bank's total client base.

These branches are located in large- and medium-size cities, which are socially and economically developed or with high rates of growth, and have a strong presence in the agribusiness sector and business activities highly dependent on agricultural producers.

The Bank also maintains partnerships with 3,000 private agricultural technical assistance companies, which forms a network of companies with a presence in almost all of the key Brazilian agricultural regions. The Bank's relationship with over agricultural, production and agricultural credit cooperatives serves as a further basis for the expansion of its ability to meet the needs of the entire Brazilian agribusiness sector.

Foreign Trade (Trade Financing)

One of the main objectives of the Bank is to support Brazilian foreign trade. Foreign trade plays a central role in the Bank's strategy. In this segment, the Bank competes with private Brazilian and foreign commercial banks. The table below sets forth the Bank's market share in terms of volume with respect to foreign exchange and trade finance transactions for the periods indicated.

Foreign Exchange Market Share

	Year ended December 31,			Nine-month period ended September 30,	
(in %)	2004	2005	2006	2006	2007
Export	27.1	27.0	26.5	27.8	26.2
Import	23.8	22.3	23.8	24.0	24.1

Source: Central Bank

At September 2007, the Bank's principal foreign trade product, advances on foreign exchange contracts and advances on export contracts, or ACC/ACE, had a balance of R$7.6 billion, compared to R$7.5 billion as of December 2006, R$6.7 billion as of December 2005 and R$6.4 billion as of 2004. The Bank's total volume of ACC/ACE transactions in 2006 reached US$12.1 billion, compared to US$11.9 billion in 2005 and US$9.0 billion in 2004, according to the Central Bank. The Bank's market share in this segment was 33.1% in 2006, as compared to 31.9% in 2005 and 33.3% in 2004. The Bank's total volume of ACC/ACE transactions in the nine-month period ended September 30, 2007 reached US$11.2 billion (compared to US$9.0 billion during the same period in 2006).

Export financing takes the form of an advance to an exporter in Brazilian currency against a foreign exchange contract entered into with the Bank before or after shipment occurs. Once exports have been shipped, a trade bill is issued which the Bank remits to its branch or correspondent bank in the relevant country for payment in the relevant foreign currency. In the event of a default by the purchaser, the exporter remains liable before the Bank for the full amount of the credit.

The Bank's foreign trade financing transactions are funded through two types of sources: tied funding and free funding operations. As of September 30, 2007, the Bank's foreign trade credit facility agreements outstanding balance with foreign banks and export credit agencies was approximately US$ 711.5 million, covering Brazilian imports from Germany, Canada, South Korea, Denmark, Spain,

Finland, France, Japan, Norway, Sweden, Switzerland, the United States and Venezuela, among other countries. These credit facilities are used to finance imports of capital goods, mainly machinery, equipment and services. The average term of maturity of these credit facilities is five years, and they are often covered by credit insurance from export credit agencies.

In order to implement the federal government's policies of promoting exports, the Bank has developed strategic programs such as the program for the generation of international business ("*Programa de Geração de Negócios Internacionais*" or "PGNI") and the program for the support of export transactions ("*Programa de Apoio às Exportações*" or "PAE") which aim at increasing Brazilian export transactions. Introduced in 2003, the PGNI for small-sized companies aims at broadening the options for small-sized companies and increases access to new and exclusive benefits, including those currently available through the International Trade Bureau (*Balcão de Comércio Exterior*) and the services of International Business Consulting. The International Trade Bureau, available at the website https://trade.bb.com.br, is a web-based marketplace developed by the Bank, which allows on-line trade transactions between Brazilian sellers and the global market.

In addition to its lending activities, the Bank offers the Official Brazilian Export Financing Program ("PROEX") with Brazilian national treasury funds by means of the "*PROEX Financiamento*" and "*PROEX Equalização*". For example, as the only agent of the Brazilian national treasury, the Bank conducts the *PROEX Financiamento*, which consists of direct trade financing using federal government funds provided for in the Bank's annual budget. Also, under the Interest Rate Equalization System (*PROEX Equalização*), as is the case with other Brazilian banks, the Bank uses its own funds to finance Brazilian exports of goods and services, after which the Brazilian national treasury pays the Bank an amount equivalent to the difference between the interest charged under PROEX and market interest rates. Such payment is made through securities issued by the Brazilian national treasury (Series I-NTN-I).

In the nine-month period ended September 30, 2007, the volume of funds lent by the Bank under *PROEX-Financiamento* credit facilities totaled US$241.7 million. In the year ended December 31, 2006, the volume of funds lent by the Bank under *PROEX-Financiamento* credit facilities totaled US$382.8 million compared to US$429.1 million in the same period in the previous year. In relation to *PROEX Equalização*, in the first nine months of 2007, the Brazilian national treasury issued US$120.9 million in principal amount of securities in favor of the Bank. In 2006, the Brazilian national treasury issued US$191.8 million in principal amount of securities in favor of the Bank, compared to US$231.5 million in 2005.

Since the Brazilian national treasury is ultimately responsible for *PROEX Financiamento*, with the Bank merely acting as an agent, outstanding balances do not appear on the Bank's balance sheet. The Bank is remunerated by the Brazilian national treasury for its role as a PROEX agent.

The Bank conducts trade finance and related foreign exchange trading activities. The Bank ranked first among all banks in Brazil in each of the years from 1997 through September 2007 in terms of volume of foreign exchange transactions involving export, import and financial transactions.

International Leasing

The Bank's international *leasing* operations are conducted via the Bank's wholly-owned subsidiary, BB Leasing Company Limited ("BB Leasing"), managed by the international board and incorporated in December 1981 under the laws of the Cayman Islands. This subsidiary executes leasing operations destined to provide capital goods for Brazilian companies using financing abroad. On September 30, 2007, BB Leasing had total assets of US$44.3 million.

Leasing contract terms for computers, machinery and aeroplanes generally vary between 24 and 60 months and the leasing contracts are contracted via the Bank's agencies in Brazil. BB Leasing is capitalised with its own resources and funds provided by the Bank group. BB Leasing usually matches its funding costs and terms with the rates and terms of its leasing operations.

The amount disbursed by BB Leasing Co. in the nine months ended September 30, 2007 reached US$13.6 million, which was 130% higher than in the same period of 2006.

Foreign Trade Channels

The Bank operates in the foreign trade segment supporting clients of all sizes in export and import transactions. In order to provide technical and business advice and training to the retail, wholesale and government segments of the Bank's business, the Bank has 18 regional management offices that support foreign trade. These offices assist clients in identifying business opportunities, in addition to providing specialized technical advice and centralized processing services for exchange and foreign trade.

The Bank also offers the 'International Business Room', a virtual business relationship environment for individuals and companies in Brazil and abroad, in connection with their foreign business. The Bank provides on-line information on products and exchange and foreign trade services through the Portal BB (www.bb.com.br). The following are the main products the Bank offers in the International Business Room.

"Foreign Trade Counter" ("Balcão de Comércio Exterior")

The *Balcão de Comércio Exterior*, or "foreign trade counter", is a solution the Bank provides to companies of all sizes operating in foreign trade. It is an electronic channel where companies may undertake all export processes, from marketing with product windows and electronic catalogs, to payment for sales. The exports are carried out under the rules and regulations applicable to simplified exchange operations and are subject to a limit of US$20,000 per transaction.

In 2006, import and export transactions increased by US$3.5 million. 6,800 export companies and 3,500 import companies were authorized to operate in the foreign trade counter as of September 30, 2007, and import and export transactions totaled US$3.1 million.

Automatic ACC/ACE ("ACC/ACE Automático") and Câmbio Pronto On-line

Foreign trade financing carried out on-line through *ACC/ACE Automático* (ACC/ACE automatic) and *Câmbio Pronto On-line* (online ready-made exchange) amounted to US$2.5 billion under 94,800 agreements entered into in 2006. For the nine months ended September 30, 2007, the Bank recorded a total volume of transactions of US$2.8 billion, totaling 75,200 transactions, representing a 23.8% increase in the volume of transactions and a 9% increase in the number of transactions compared to the same period in 2006.

Digital Signature

In October 2005, the Bank launched the digital certification program offering expedited services at lower cost for processing exchange contracts. In 2006, the Bank had entered into 11,200 digital signature agreements, representing a transaction volume of US$2.4 billion. In the nine-month period ended September 30, 2007, 36,100 digital signature agreements had been signed, representing a transaction volume of US$5.8 billion.

OTHER ACTIVITIES

Marketing

The Bank's marketing activities consist of planning, evaluating and conducting strategic actions in the market and conducting research on the needs of its clients and the activities of its competitors. The marketing activities of the Bank are also based on the strategic planning, support and implementation of advertising and institutional marketing campaigns, as well as through the promotion and sponsorship of the cultural, social and sports activities.

These marketing activities also involve coordinating the corporate communication procedures and public relations of the Bank, particularly in the layout and management of the Bank's main website, and other websites relating to its products. Additionally, the Marketing Directorate coordinates the Bank's internal corporate communications by using several types of media, including the intranet, television, magazines and bulletins to keep its employees informed. The Marketing Directorate is also responsible for liaising with consumer protection entities and proposing guidance regarding the process of receiving, distributing and managing complaints, suggestions, private claims and compliments from clients and other consumers of financial products.

Technology, Infrastructure and Logistics

In 2006, the Bank invested R$442.2 million in technology and infrastructure (compared to R$806.4 million in 2005 and R$1,020.3 million in 2004). The Bank estimate investments of R$1,244.3 million in technology and infrastructure in 2007.

The Bank has substantially expanded its data processing and storage capacity. Its processing capacity and its data storage volume reached 109,000 MIPS (million instructions per second) and 512.9 Tb (terabytes), respectively, in 2006, an increase of 49.8% and 81.4%, respectively, compared to the preceding year. In 2006 alone more than 50 million automated transactions were carried out through the Bank's systems.

	2004	2005	2006
Processing Capacity—in MIPS	72,762	72,762	109,000
Storage Capacity—in Terabytes	282.83	282.83	512.93

In 2007, the Bank completed the implementation of its new data transmission network, the multiservice network ("*Rede de Multiserviços*" or "Remus"). The Bank increased by four times its average transmission capacity and the ATM channel availability index in the branches increased from 99.7% to 99.9% by means of this network. This index only takes into consideration the availability of the channel and does not include other types of interruption, such as lack of money and paper.

After the Bank migrated to the Remus System, the servers in the Bank's branches are beginning to run on free software. The Bank believes its strategic decision to adopt a non-proprietary solution affords it greater stability, performance and security at lower costs. In 2007, the Bank continued with the process for the adoption of open-source software.

The Bank has been recognized by the business community for its various initiatives in the areas of information technology and logistics. In 2005, the Bank received national awards sponsored by information technology, finance and logistics publications. In 2005, the magazine *Executivos Financeiros* presented the e-finance award to the Bank in the categories of System Integration, Best Implementation of Shared Systems, Best Technological Infrastructure, Best Solution for Telecommunications Expense Management, Best Applications for Mobile Banking and Corporate Social Responsibility. The Bank also received the B2B Quality Standard award in recognition of its developments in the category of banking infrastructure. In 2005, *Info Corporate* magazine presented an award to the Bank in the financial services category, for its billing project designed to reduce telephone expenses.

In the nine months ended September 30, 2007, the Bank received the e-Finance 2007 award for: the best group of applications designed for mobile banking; best application designed for branches; best use of business intelligence; best group of applications designed for cards and payment methods; best operation of banking correspondents; best solution in data management; and best group of solutions designed for ITIL management.

In 2005, the Bank completed 4,650 infrastructure projects primarily for the installation, maintenance and modernization of branches and the development of physical and remote service stations. The Bank also took steps to continue to expand its data processing volume, to update its data transmission and security programs and systems and to increase the capacity of general service channels. These measures allowed the Bank to achieve impressive results, such as: installing 573 new general service stations, updating the technological equipment, replacing 4,078 outdated ATMs and installing 943 automated treasury systems and 2,670 client terminals and 890 password dispenser terminals in its branches. The installation of these new points of service added to the comfort and convenience of the Bank's clients.

In addition, beginning in February 2005, the Bank conducted pilot tests in the cities of Brasilia, Curitiba and Recife in respect of the sharing between the Bank and the Caixa Econômica Federal ("CEF") of its client terminal network and automated lottery terminals. In the nine months ended September 30, 2007, the sharing of terminals with CEF was expanded across Brazil. The Bank also initiated an ATM sharing pilot program with Banco Bradesco and entered into an agreement for the use of the Bank's network by the clients of Banco Popular.

In June 2007, the Bank and CEF published in the Official Gazette of the Federal Executive the names of the companies participating in the public bidding process for the construction of a datacenter complex in Brasília. A consortium consisting of Delta Engenharia/Termoeste and Acciona/W. Torre presented the proposal with the lower appraisal value and therefore was able to participate in the first administrative public private partnership of the federal government. The datacenter consortium carried out a new auction in August because it determined that the proposals did not fulfill its requirements. Currently, the datacenter consortium is evaluating the cost spreadsheets presented by the participating companies with respect to the feasibility of the proposal. The location will consist of a minimum construction area of 24,000 square meters, of which 5,200 square meters will exclusively used for IT equipment, 4,200 square meters will be occupied by the Bank and the remaining area by CEF.

Preventing and Combating Money Laundering

The Bank believes that combating and preventing money laundering is of critical importance. The Bank continually invests in strategies to prevent the use of its products and services in furtherance of such crimes. The Bank has implemented various policies aimed at consolidating the culture of preventing and combating money laundering in order to carry out effective changes in the Bank's employees attitudes and commitment to the process. The Bank seeks to strictly adhere to all applicable laws with regard to matters involving money laundering, which imposes various duties and obligations on banks including penalties against managers of banks which fail to comply.

All financial transactions of the Bank's clients have to pass through its Money Laundering Detection ("DLD") system. Using logical criteria and parameters, the system informs the Bank's branches in the event anomalies, that may contain signs of money laundering, are detected and which require further analysis. As required by law, these processes are conducted on a confidential basis. See "Regulation of the Brazilian Banking Industry".

The Bank believes that its branches have the most effective currently available tools to prevent and combat money laundering, including tools that provide information on the client, its revenues, business and the market where it operates, among others.

The Bank has been working to map risky and vulnerable areas, and has sought to maintain updated data on methods of combating this type of crime. The analyses carried out by the Bank's employees are the basis of all subsequent information passed on to the Central Bank and the COAF.

In 2004, new parameters were added to the DLD system, which provided it with greater accuracy in detecting suspicious transactions. Because of this, since January 2005, the Bank's branches have received fewer alerts from the DLD system. Branches now are in a better position to carry out detailed investigations of suspicious transactions received through the DLD system. In March 2005, the Bank issued further instructions in order to facilitate and improve the analysis of money laundering by the branches.

At the end of 2006, improvements were implemented in the DLD to indicate the level of risk of the alerts generated. Factors such as the product characteristics and the locations of the transactions carried out are taken into consideration for measuring levels of risk. Each factor has a level of impact that varies in accordance with the characteristics of each client and the respective transaction.

The Bank has also implemented changes in items that are part of the verification procedures periodically carried out for the prevention and combat of money laundering in its branches. These procedures are not limited to the Bank's domestic branches. The Bank is re-evaluating its money laundering prevention and combat procedures in its foreign branches and in respect of transactions carried out abroad.

The Bank is also dedicated to training its employees in the area of money laundering prevention and detection. In the first four months of 2005, approximately 1,000 of the Bank's employees took part in several domestic money laundering prevention training classes. In the second half of that year and for the following years the training classes were adopted throughout its network of training centers. In addition to the training classes, the Bank has developed a system to certify employee's knowledge of money laundering prevention and methods to combat money laundering called the "Basic Internal Certification in Money Laundering Prevention and Combat". The certified employee receives, as an incentive, additional points in the internal recruitment and commission system.

The Bank entered into a technical cooperation agreement for money laundering combat and asset recovery with the Ministry of Justice in 2006. The purpose of the agreement is to: promote studies and research with respect to money laundering combat and asset recovery; invest in projects defined within the scope of the National Strategy for Money Laundering Combat and Asset Recovery (Encla); and carry out joint management focused on the recovery of assets and combat of organized crime. The agreement provides for the execution of the following projects: (i) the National Register of Seized Assets (CNBA); (ii) the Electronic Disposal System (SAE); (iii) the Interoperability of Information Systems for Money Laundering Combat and Asset Recovery (Infoseg Encla); and (iv) the Strategic Information Production Office (Epie).

With respect with its initiatives abroad, the Bank has been participating by special invitation in the Integrated Management Office for the Prevention and Combat of Money Laundering of the Brazilian federal government ("GGI-LD"), which is responsible for establishing anti-crime procedures between the various government departments involved. The GGI-LD is made up of several bodies representing the executive, the judiciary and the legislative branches of the federal government, as well as the Public Prosecutors' Office.

In July 2007, the first Technology Laboratory Against Money Laundering was inaugurated. The laboratory was created by means of a partnership between the Asset Recovery Department of the Ministry of Justice (DRCI), the Inspector General Office (CGU) and the Bank. According to information of the advisory department of the Ministry of Justice, this laboratory is a model unit for the use of technological analysis solutions for large data volume. The location will be also used to foster studies on the best hardware and software practices for modern investigations. The laboratory is installed in the *Centro Cultural Banco do Brasil* in Brasília.

The second laboratory was inaugurated in Rio de Janeiro in August 2007. Information, such as telephone calls, bank transfers and e-mails, among others, is analyzed by state-of-art computer programs that search data for the production of evidence with respect to criminal processes. The laboratory works with information and documents obtained from search and seizure procedures and access to confidential information of suspects of involvement with corruption and money laundering activities. The project was awarded by the National Excellence Award in Public Informatics of the Informatics and Public Management Innovation Congress (CONIP), which also granted the best technological innovation award to the laboratory.

REAL ESTATE

The Bank owns the real estate "Edifício Sede III" where its headquarters is located, in the City of Brasília, Federal District. Additionally, the Bank owns more than 1,700 real properties located in various cities of Brazil and the 10 most relevant properties of the Bank had a book value of R$207.3 million as of September 30, 2007. On September 30, 2007, the Bank's amount of fixed assets for use totaled R$2.6 billion, and the amount of leased assets totaled R$1.4 billion.

INTELLECTUAL PROPERTY

Brands

All of the Bank's brands in Brazil are registered with the Instituto Nacional de Propriedade Industrial—INPI, including the nominative institutional brands (the term "Banco do Brasil" and the BB monogram), the mixed institutional brands (composed by the BB symbol and by the Banco do Brasil logo) and the figurative brand (the Banco do Brasil symbol).

The nominative and figurative institutional brands are also registered with the competent entities abroad in countries where the Bank has operations. The Bank also registered nominative brands of certain products commercialized abroad.

Patents

The Bank does have registered patents or requests for the registration of patents before the INPI.

Domain Names

The most important domains registered by the Bank are: www.bb.com.br; www.bancodobrasil.com.br; www.bancobrasil.com.br; www.bancobrasil.com (abroad).

In addition, the Bank has additional domains to avoid fraud such as: novobb.com.br; wwwbb.com.br; wwwbancobrasil.com.br; wwwbancodobrasil.com.br; 1bb.com.br; and 2bb.com.br.

The Bank initiated a legal proceeding to register the domain www.bancodobrasil.com which is currently registered by a person other than the Bank. The Bank usually registers domains that are related to its current registered brands of services and products, including ourocap.com.br; bbconsorcios.com.br; e bbcreditoimobiliario.com.br.

Competition

The Bank faces competition in all of its areas of operation from the main participants in the Brazilian banking industry, such as Banco Bradesco S.A. ("Bradesco"), Banco Itaú S.A. ("Banco Itaú") and Caixa Econômica Federal.

These institutions have a credit portfolio lower than the Bank's credit portfolio, and ranked second place (Banco Itaú S.A), third place (Banco Bradesco S.A.) and fourth place (Caixa Econômica Federal) as of June 30, 2007. In order to maintain its leadership position, the Bank has constantly implemented measures in order to expand its credit operations in Brazil. The main measures adopted over the last years were: the automation of the credit approval process, operation in payroll deduction loans, partnerships with retail chains and new operations in the real estate finance markets.

According to the Central Bank, the Bank is the leading Brazilian bank in terms of total deposits, with a 20.0% market share on June 30, 2007, followed by Caixa Econômica Federal with a market share of 15.5%, Banco Bradesco S.A. with a 10.1% market share and Banco Itaú S.A. with a 8.4% market share.

Another important area of operation of the Bank is the third party assets under management. According to ANBID, through its wholly-owned subsidiary BB-DTVM, the Bank is currently ranked first, with a market share of 18.1% on June 30, 2007. The Bank is followed by Banco Itaú S.A. with a 14.0% market share, Banco Bradesco S.A. with a 12.0% market share, and UBS Pactual with a 5.9% market share.

Major Capital Investments and Disinvestments

The Bank invested R$486.3 million in infrastructure and technology in 2004, R$ 806.4 million in 2005 and $442.2 million in 2006. The Bank estimates investments of R$1.2 billion for 2007. Below is a description of the most relevant reductions in capital expenditures of the Bank made in periods through BB Investimento.

Jari Celulose S.A.

On January 24, 2006, Jari Celulose SA published a public offer for the cancellation of the register as a publicly company. On June 6, 2006, the shareholders approved the delisting of its shares and the redemption of the remaining shares in the market at a price of $ 0.00154 for each one, as adjusted by TR on a *pro rata* basis. From this redemption, BB Investimento received R$250,800 and the Bank received R$244,500.

Santista Textil S.A.

Tavex Algodonera SA ("Tavex") proposed to the holders of preferred shares of Santista Textil ("Santos"), the swap of shares issued by the Santos shares to shares issued by Tavex, in a 1:2.95 exchange ratio.

On May 21, 2007, the Bank's board of directors approved the proposal and the exchange was completed on June 21, 2007 at an issuance price of R$2.98 per share. BB Investimento received 2,914,010 shares of Tavex in exchange for 987,800 preferred shares of Santos, corresponding to R$22.3 million.

Acesita S.A.

On August 5, 2005, the Bank's board of directors approved the sale of shares held by BB Investimento in Acesita S.A. at the price recommended by DIMEC's research team. BB Investimento started selling its shares when they traded at or above the recommended price. The sale was concluded on September 19, 2007, at an average price of $ 74.54 per share, totaling R$11.8 million.

Litigation

The Bank is party to judicial and administrative proceedings in connection with civil, labor and tax claims in the ordinary course of business. As of September 30, 2007, the Bank had a total of (i) 230,340 outstanding legal and administrative proceedings, in which it was the plaintiff (229,052 outstanding legal proceedings and 1,288 outstanding administrative proceedings), and (ii) the defendant in 300,624 outstanding legal and administrative proceedings (292,066 outstanding legal proceedings and 8,559 outstanding administrative proceedings). Of these, 95 were in respect of claims in excess of R$50.0 million. The Bank has made provisions with respect to 64,884 proceedings (classified as "probable" loss), out of the 175,465 proceedings classified as "remote" "possible" or "probable". The Bank is also party to 1,600 tax administrative proceedings and 7,261 in other administrative proceedings related to other issues including labor, regulatory and consumer protection.

As of September 30, 2007, the total amount under discussion with respect to these legal and administrative proceedings in which the Bank is the defendant totaled approximately R$7.8 billion. However, the amount involved in these proceedings for which the Bank has assigned a risk level of "probable", according to the evaluation of the Bank's internal counsel, totaled approximately R$3.6 billion, according to Note 26-a (to the September 30, 2007 Financial Statements). The contingencies classified as "possible" or "remote" are not provided for, which is in accordance with the Bank's provisioning policy based on CVM Deliberation 489, which requires provisions only for the contingencies classified as "probable" occurrences.

The table below sets forth the consolidated position of the Bank's civil, labor and tax claims assigned with a risk level of "probable" and "possible" on September 30, 2007, as well as the Bank's provision for the mentioned periods, if applicable:

	As of September 30, 2007	
	Contingency	Provision
	(in thousands of R$)	
Civil claims	2,974,879	1,133,721
Probable loss	1,133,721	1,133,721
Possible loss	1,841,158	—
Labor claims	2,694,518	2,042,458
Probable loss	2,402,458	2,402,458
Possible loss	292,060	—
Tax claims	2,122,075	102,597
Probable loss	102,597	102,597
Possible loss	2,019,478	—

The most significant proceedings to which the Bank is a party are described below based on their nature.

Tax Administrative Proceedings

As of September 30, 2007, the Bank was a defendant in 1,136 tax administrative proceedings, which totaled approximately R$1.9 billion. However, the amount involved in these proceedings for which the Bank has assigned a risk level of "probable", according to the evaluation of the Bank's internal counsel, totaled approximately R$62.9 million, all of which is provisioned. These proceedings are related to tax delinquency notes related to tax and contributions such as IR, public pension contribution, ICMS and ISSQN (tax on services) on banking services and products. With the purpose of seeking discharge of the amounts owned from these notices, the Bank filed lawsuits with preliminary injunctions, writ of mandamus and annulment actions. Past experience has showed that the Bank has been successful in a significant number of these types of actions.

The methodology adopted for calculating contingencies for administrative proceedings in which the Bank is involved considers factors such as legality, proportionality, equity, risk allocation, tendencies within existing jurisprudence, procedural concerns as well as general conditions of Brazilian administrative proceedings. The provisioning of administrative contingencies is analyzed not only in light of the general risk of loss but also in consideration of legal precedent and decisions rendered in similar proceedings.

Labor Claims

At September 30, 2007, the Bank was a defendant in 42,412 labor claims, which totaled approximately R$2.7 billion. However, the amount involved in these proceedings for which the Bank has assigned a risk level of "probable", according to the evaluation of the Bank's internal counsel, totaled approximately R$2.4 billion, all of which is provisioned (see Note 26-a to the September 30, 2007 Financial Statements).

Tax Claims

At September 30, 2007, the Bank was a defendant in 3,190 tax claims, which totaled approximately R$2.1 billion. However, the amount involved in these proceedings for which the Bank has assigned a risk level of "probable", according to the evaluation of the Bank's internal counsel, totaled approximately R$102.6 million, all of which is provisioned (see Note 26-a to the September 30, 2007 Financial Statements). These proceedings were primarily related to claims related to payments under the ISSQN, CPMF. As security for some of these actions, the Bank has pledged cash and real property.

The Bank is defendant in a tax claim filed by the city of São Paulo on March 1, 2004, which as of September 30, 2007 totaled R$69.4 million. The claim is in regards to the payment of ISSQN tax in respect of the Bank's transactions in which the Bank receives and clears checks and other papers. The case is currently being adjudicated in a lower tax court in the state of São Paulo (*Ofício das Execuções Fiscais de São Paulo*). The Bank has classified risk from this claim as "possible", and as a result has not made any corresponding provision in view of the Bank's internal rules.

On February 2, 2004, the City of Rio de Janeiro filed a tax execution action, in which the collection of ISS on collection services carried out by BB Administradora de Ativos e Distribuidora de Títulos e Valores Mobiliários is challenged. The amount claimed as of September 30, 2007 totaled R$211.0 million. The Bank has classified risk as "possible", according to the opinion of the Bank's internal counsel, with respect to proceedings representing R$1.3 million and as "remote" with respect to proceedings representing R$209.7 million.

Lawsuit on the Restriction to Offset Tax Losses

On February 1998, the Bank filed a legal request for full offset of the prior year IRPJ and CSLL losses against taxable income. Since then, the Bank has offset these tax losses in full against IRPJ and CSLL and has made judicial deposits of the amount due (70.0% of the offset amount). These deposits prompted the 16th Federal District Court to issue a dispatch recognizing the suspension of payment of these taxes until final judgment of the Bank's request, based on Article 151, II, of the Brazilian tax code. There is an extraordinary appeal pending judgment before the Federal Supreme Court (STF). The Bank has made a judicial deposit in the amount of R$9.4 billion, as of September 30, 2007, in connection with this lawsuit. (see Note 18-d to the September 30, 2007 Financial Statements)

Civil Lawsuits

At September 30, 2007, the Bank was a defendant in 250,447 civil lawsuits, which totaled approximately R$3.0 billion. However, the amount involved in these proceedings for which the Bank has assigned a risk level of "probable", according to the evaluation of the Bank's internal counsel, totaled approximately R$1.1 billion, all of which is provisioned (see Note 26-a to the September 2007 Financial Statements). The principal civil lawsuits to which the Bank is a party are described below:

Bresser Plan

The Bank is a defendant in lawsuits of which purpose is to obtain the payment of differences with respect to the Bresser Plan. The most significant lawsuits seek the payment of the difference between the actual inflation rate and the inflation rate used for the adjustment of financial investments during the period of the Bresser Plan. The number of lawsuits with respect to the Bresser Plan as of September 30, 2007 was 36,233 with a total estimate amount of R$ 932.4 million. However, the amount involved in these proceedings for which the Bank has assigned a risk level of "probable", according to the evaluation of the Bank's internal counsels, totaled approximately R$55.9 million (see Note 26-a to the September 2007 Financial Statements).

Summer Plan ("Plano Verão")

The Bank is a defendant in lawsuits in which the plaintiff seeks to obtain the payment of differences with respect to the Summer Plan. The most significant lawsuits seek the payment of the difference between the actual inflation rate and the inflation rate used for the adjustment of financial investments during the period of the Summer Plan. The number of lawsuits with respect to the Summer Plan as of September 30, 2007 was 36,301 with a total estimated amount of R$327.0 million. However, the amount involved in

these proceedings for which the Bank has assigned a risk level of "probable", according to the evaluation of the Bank's internal counsels, totaled approximately R$62.9 million (see Note 26.a to the September 2007 Financial Statements).

Collor Plan

The Bank is a defendant in lawsuits in which the plaintiff seeks to obtain the payment of differences with respect to the Collor Plan. The most significant lawsuits seek the payment of the difference between the actual inflation rate and the inflation rate used for the adjustment of financial investments during the period of the Collor Plan. The number of the lawsuits with respect to the Collor Plan as of September 30, 2007 was 19,173, with a total estimated amount of claims of R$904.1 million. However, the amount involved in these proceedings for which the Bank has assigned a risk level of "probable", according to the evaluation of the Bank's internal counsel, totaled approximately R$191.3 million (see Note 26.a to the September 2007 Financial Statements).

Civil Class Actions Related to the Waiting Period of Clients in Lines Inside Bank Branches

The Bank is a defendant together with other financial institutions in one civil class action brought by the Brazilian Bar Association which is seeking the Bank's compliance with the maximum waiting period of clients in lines inside bank branches, and damages in connection with the resulting delays. As of September 30, 2007, the amount in connection with this action was R$63.2 million. The Bank has classified risk from this claim as "possible", in accordance with recommendations from the Bank's legal advisors, and therefore has not recorded any provision in its balance sheet.

Class Actions

The federal government, the Central Bank and the Bank are defendants in a lawsuit ("*Ação Civil Pública*") brought in 1998 by the National Association of Minority Stockholders of Banco do Brasil ("*União Nacional dos Acionistas Minoritários do Banco do Brasil*" or "UNAMIBB"), challenging certain actions of the executive board (the "*Diretoria Executiva*") of the Bank between 1994 and 1997, and the capital increase approved at the Extraordinary Stockholders' Meeting held on March 29, 1996, when the federal government increased its ownership interest in the Bank from 29.2% to 72.7%, as a result of the failure by many of the minority and preferred stockholders of the Bank to exercise preemptive rights in connection with the capital increase. UNAMIBB is seeking, by means of this lawsuit, among other claims (i) that the federal government is liable ("*responsabilidade civil objetiva*") for these actions and to pay damages to the Bank and its minority stockholders for alleged equity losses incurred; and (ii) that the Court declare null and void the common and preferred stock of the Bank issued pursuant to the capital increase. This case is still in the preliminary discovery phase. A separate lawsuit filed in the State of Rio Grande do Sul, similar to the UNAMIBB claim, failed both at the trial level and on appeal in that State.

Management and employees

The Bank is managed by a board of directors and an executive board, in accordance with its by-laws and Brazilian Corporation Law.

BOARD OF DIRECTORS

The board of directors of the Bank is responsible for establishing the Bank's general business policies, long-term strategy and monitoring the executive board. According to the Bank's by-laws and Brazilian Corporation Law, the Bank's board of directors has strategic, monitoring and supervising responsibilities, which does not include operating or executive activities. The Bank's board of directors' responsibilities are as follows:

- approving policies, corporate strategy, general business plan, the master plan and the Bank's overall budget;
- calling the shareholders' meeting as provided by law and submitting proposals for its consideration;
- deciding on (i) interim dividend distributions, including the retained earnings account or profit reserve existing in the latest annual or semi-annual balance sheet; (ii) payment of interest on capital; (iii) the purchase of the Bank's own shares on a temporary basis; and (iv) acquisition of stock of companies in Brazil or abroad;
- defining internal audit responsibilities and regulating their implementation, as well as appointing and dismissing the internal auditor;
- choosing and removing independent auditors, subject to veto which may not be unreasonably cast;
- establishing the number of executive board members and electing them;
- defining duties of the executive board and its members;
- regulating annual compensated leave to members of the executive board, including its conversion into cash;
- overseeing the executive board;
- reviewing the management report and executive board accounts;
- approving the by-laws of committees of the board of directors and deciding on the creation, termination and operation of board of directors committees;
- approving the executive board and audit committee by-laws;
- determining the Bank employees' participation in the Bank's profits or income;
- overseeing the appointment process of representatives of investment clubs;
- submitting to the shareholders' meeting a list of three companies specialized in evaluating the value of the Banks' common shares;
- establishing financial targets; and
- electing and dismissing the members of the audit committee.

The Bank's overall business plan runs on a five-year cycle and is reviewed by the board of directors on an annual basis prior to September of each year.

The board of directors is composed of seven members, who shall be shareholders elected by the shareholders for a term in office of two years, reelection being permitted. Both the chairman and the vice-chairman of the board are elected during this meeting. Two among the seven members of the board of directors must be independent members, as set forth in the regulation of the *Novo Mercado* segment of the BOVESPA. Minority shareholders have the right to appoint at least two members of the board of directors.

The federal government has the right to select, for approval by the shareholders, the remaining five members, which are (i) the President of the executive board of the Bank, who will also be the Vice-Chairman of the board of directors; (ii) two members appointed by the Finance Minister, (iii) one member selected from those appointed by one or more investment clubs with an interest of at least 3% in the capital stock of the Bank, including employees or retired employees of the Bank, as required under the by-laws; and (iv) one member appointed by the Minister of Planning, Budget and Management.

If one or more investment clubs of employees or retired employees do not reach the minimum interest of 3% of the Bank's share capital to appoint a member or the cumulative vote process is adopted, minority shareholders shall be entitled to elect the representative for the position in the board of directors allocated for appointment by such investment clubs.

The Chairman of the board of directors is selected from the members appointed by the Finance Minister. The current members of the board of directors will remain in their positions until the ordinary general meeting of shareholders to be held in April of 2009.

The meetings of the board of directors are held once a month or upon request of its Chairman or of two of its members. The meetings require the presence of at least the majority of the members. The decisions of the board of directors are made by a majority of votes. The Chairman is entitled to (or his/her alternate) cast any tie-breaking vote. The approval of five board members is required for the following matters set forth in the by-laws: (i) the approval of policies, corporate strategy, general business plan, and the Bank's overall budget, (ii) the definition of internal audit responsibilities, regulating their implementation, as well as appointing and dismissing the internal audit committee, (iii) the appointment and removal of independent auditors, which may be subject to veto reasonably cast in accordance with the by-laws; and (iv) the approval of its by-laws and the decision on the creation, termination and operation of board of directors committees. Pursuant to the Brazilian Corporation Law, members of the board of directors are prohibited from voting at any shareholders' meeting or participating in any transaction or business in which they have a conflict of interest with the Bank.

The business address of the board of directors is the Bank's headquarter at Setor Bancário Sul, Quadra 01, Lote 32, Bloco C, Edifício Sede III, Brasília, DF. As of the date of this offering memorandum, the board of directors consisted of:

Name	Title	Election Date	End of term in office
Bernard Appy	Chairman	April 25, 2007	August 2009
Antonio Francisco de Lima Neto	Vice-Chairman	April 25, 2007	August 2009
Cleber Ubiratan de Oliveira	Member	November 13, 2007	August 2009
Tarcísio José Massote de Godoy	Member	April 25, 2007	August 2009
Carlos Augusto Vidotto	Member	April 25, 2007	August 2009
Francisco Augusto da Costa e Silva	Member	April 25, 2007	August 2009
Bernardo Gouthier Macedo	Member	July 13, 2007	August 2009

Biographical Information

Biographical information of the members of the board of directors is set forth below:

Bernard Appy, President of the board of directors, is one of the federal government's representative appointed by the Finance Minister. Mr. Appy was born on February 19, 1962. He has been the executive secretary of the Finance Ministry since January 2003. He has been an economist and professor in the Economics Department of the School of Economics, Administration and Accounting and Actuarial Studies of the Catholic University of São Paulo (PUC) since 1997. Mr. Appy was an economic advisor between 1992 and 2002 and undertook several teaching positions, including as a college professor and researcher at the Instituto de Economia do Setor Publico—IESP between 1991 and 1993.

Antônio Francisco de Lima Neto, Vice-Chairman of the board of directors, CEO and President of the executive board of the Bank. He is one of the federal government's representative appointed by the Finance Minister. He was born on June 13, 1965. He started his carrier at the Bank in 1979, at age 14, as an apprentice in the City of Fortaleza, State of Ceará. He has been the Manager of BB Leasing S.A., Director of BB Securities Ltd. and Regional Executive Officer of the Brazilian Association for Leasing Companies. He was the State Superintendent in the State of Tocantins—TO (1999/2000), Regional Superintendent in the State of Belo Horizonte, MG (1997/1999) and a member of the board of Sebrae Nacional since August 2000. In 2004, he was the Vice-President of International Business and Wholesale of the Bank and, thereafter, was appointed to be the Vice-President of Retail of the Bank He received a degree in Economic Sciences from Universidade Federal de Pernambuco and an MBA in General Qualification for Specialized Executives from Fundação Dom Cabral and in Marketing from Pontifícia Universidade Católica do Rio de Janeiro—RJ.

Cleber Ubiratan de Oliveira, member appointed by the Minister of Finance. Mr. Oliveira was born on March 17, 1965. He has been the General Coordinator of Fiscal and Economic Studies of the Brazilian national treasury since February 2002. He graduated with a degree in Economics from the Federal University of Uberlândia in 1986, and with a master degree in Economy from the University of Brasília in 1991. Mr. Oliveira was a Coordinator of the General Coordination of Fiscal Politics of the Fiscal Policy Secretariat and Finance Ministry between 1995 and 1998.

Tarcísio José Massote de Godoy, Member appointed by the Finance Minister. He has been a general coordinator of Liabilities Assumption and Restructuring of the Brazilian national treasury since 2001. Mr. Massote de Godoy was born on April 5, 1964. He received a degree in Civil Engineering, specializing in geotechnics, from University of Brasilia in 1991.

Carlos Augusto Vidotto, Member appointed by minority shareholders. Mr. Vidotto was born on July 17, 1958. He is a professor at the Economics Department of the Federal Fluminense University (UFF) and at the *Faculdade de Administração, Economia e Contábeis das Faculdades Oswaldo Cruz (SP).* He was also an advisor to United Nations Conference on Trade and Development helping to draft the World Investment Report 2000/2002 and an advisor to the Public Sector Economics Institute (IESP/ Fundap) in the São Paulo Government, between 1993 and 1995. He received a Masters and a PhD in Economics from Unicamp in 1995 and 2002, respectively.

Francisco Augusto da Costa e Silva, Member appointed by minority shareholders. Mr. da Costa e Silva was born on September 6, 1952. He is a partner of a law firm. As a BNDES employee he held, among other positions, those of legal advisor of Mecanica Brasileira S.A.—Embramec and legal advisor and legal superintendent of BNDESPAR. He was also a college professor and lecturer and chaired the

Council of Securities Regulators between 1995 and 1996 and was a member of the Executive Committee of the International Organization of Securities Commissions between 1995 and 1996. Mr. da Costa e Silva was an officer and president of the CVM between 1995 and 2000. He received a graduate degree from Universidade Federal do Rio de Janeiro in 1972. He received an Executive MBA from Coppead (UFRJ) in 1987.

Bernardo Gouthier Macedo, Member appointed by minority shareholders. He received a degree in economics from Faculdade de Ciências Econômicas da Universidade Federal de Minas Gerais (Face/UFMG) and a masters' degree in economics from Instituto de Economia da Universidade Estadual de Campinas (IE/Unicamp). He received a doctorate in economics at Unicamp in 1996. From February 2003 to May 2004, he was a member of the board of directors of Caixa Econômica Federal, as the representative of the Ministry of Finance; from December 2004 to April 2005, he was a member of the audit committee of the Bank. Since January 2004, he has been the partner of LCA Consultores and E3-Escritório de Estudos Econômicos and director responsible for the department of "Law Economics", promoting the development of projects to support law firms and offices in economic competitiveness, commercial protection, regulation and private litigation.

EXECUTIVE BOARD

In accordance with the Bank's by-laws, the executive board consists of at least 10 and at most 30 members. The CEO of the Bank is appointed and removed by the President of Brazil. The Executive Board may have up to nine Vice-Chairmen. All officers are elected by the board of directors with terms of office of three years and, with the exceptions of the CEO and Vice-Presidents, all members of the executive board must be active employees of the Bank. Officers may be re-elected.

The executive board includes the CEO, the Vice-Presidents and other members. The executive board has its duties and rights set forth in the Bank's by-laws, including: (i) approval and execution of allocation of resources for operating activities and for investments; (ii) authorization the sale of permanent assets of the Bank, mortgages on its assets and guarantees for the obligations of third parties; and (iii) decisions regarding the internal organization of the Bank, the administrative structure and the creation, termination and functioning of the committees and administrative units.

Officers are responsible for carrying out decisions of the meetings of the Bank's shareholders and board of directors, as well as other duties defined by the board of directors.

The meetings of the executive board are held once every three months and extraordinarily upon request of the President of the Bank. The meetings of the executive board are held at least once a week and extraordinarily upon request of the President of the Bank. The meetings of the executive board and the executive board take place with the presence of, at least, the majority of the members, among which is the President or his/her replacement, as set forth in the Bank's by-laws. The decisions of the executive board and the executive board are made by a majority of votes, with the President of the Bank (or his/her alternate) casting any tie-breaking vote.

The executive board's business address is the Bank's headquarter at Setor Bancário Sul, Quadra 01, Lote 32, Bloco C, Edifício Sede III, Brasília, DF. As of the date of this offering memorandum, the executive board consisted of:

Name	Title	Election date	End of term in office
Antonio Francisco de Lima Neto[1]	CEO	—	—
Adézio de Almeida Lima	Vice-President	August 24, 2007	August 2010
Aldemir Bendine	Vice-President	August 24, 2007	August 2010
Aldo Luiz Mendes	Vice-President	August 24, 2007	August 2010
José Luís Prola Salinas	Vice-President	August 24, 2007	August 2010
José Maria Rabelo	Vice-President	August 24, 2007	August 2010
Luís Carlos Guedes Pinto	Vice-President	August 24, 2007	August 2010
Luiz Alberto Maguito Villela	Vice-President	August 24, 2007	August 2010
Luiz Oswaldo Sant'Iago Moreira de Souza	Vice-President	August 24, 2007	August 2010
Milton Luciano dos Santos	Vice-President	August 24, 2007	August 2010
Alexandre Correa Abreu	Officer	August 24, 2007	August 2010
Augusto Braúna Pinheiro	Officer	August 24, 2007	August 2010
Clara da Cunha Lopes	Officer	August 24, 2007	August 2010
Edson de Araújo Lobo	Officer	August 24, 2007	August 2010
Francisco Cláudio Duda	Officer	August 24, 2007	August 2010
Geraldo Afonso Dezena da Silva	Officer	August 24, 2007	August 2010
Glauco Cavalcante Lima	Officer	August 24, 2007	August 2010
Izabela Campos Alcântara Lemos	Officer	August 24, 2007	August 2010
Joaquim Portes de Cerqueira César	Officer	August 24, 2007	August 2010
José Carlos Soares	Officer	August 24, 2007	August 2010
José Carlos Vaz	Officer	August 24, 2007	August 2010
Juraci Masiero	Officer	August 24, 2007	August 2010
Jussara Silveira de Andrade Guedes	Officer	August 24, 2007	August 2010
Luiz Carlos Silva de Azevedo	Officer	August 24, 2007	August 2010
Luiz Gustavo Braz Lage	Officer	August 24, 2007	August 2010
Maria da Glória Guimarães dos Santos	Officer	August 24, 2007	August 2010
Nilo José Panazzolo	Officer	August 24, 2007	August 2010
Nilson Martiniano Moreira	Officer	August 24, 2007	August 2010
Paulo Euclides Bonzanini	Officer	August 24, 2007	August 2010
Paulo Roberto Evangelista de Lima	Officer	August 24, 2007	August 2010
Paulo Rogério Caffarelli	Officer	August 24, 2007	August 2010
Renê Sanda	Officer	August 24, 2007	August 2010
Ricardo José da Costa Flores	Officer	August 24, 2007	August 2010
Sandro Kohler Marcondes	Officer	August 24, 2007	August 2010
Sérgio Ricardo Miranda Nazaré	Officer	August 24, 2007	August 2010
William Bezerra Cavalcanti Filho	Officer	August 24, 2007	August 2010

(1) The President of the Central Bank of Brazil, in accordance with article 23, item I of the by-laws, is appointed and dismissed *ad nutum* by the President of the Federative Republic of Brazil.

Biographical Information

The biographical information of the current members of the executive board, except for Mr. Antonio Francisco de Lima Neto (which is included in the biographical information of the members of the board of directors), is as follows:

Adézio de Almeida Lima, Vice-President of Credit and Risk Management. Mr. Lima was born on May 15, 1955. In addition to being branch manager, he was assistant superintendent of the Super State MG and regional superintendent in Curitiba. He was also a member of the board of directors of La Fonte Telecom S.A. He is an Economics graduate from the Federal University of Viçosa, State of Minas Gerais, a Mathematics graduate from the Federal University of Minas Gerais, State of Minas Gerais and he holds an MBA in Financial Management (Fundação Dom Cabral, State of Minas Gerais), General Training (Federal University of Minas Gerais, State of Minas Gerais) and Marketing (Pontifícia Universidade Católica do Rio de Janeiro, State of Rio de Janeiro).

Aldemir Bendine, Vice-President of Retail and Distribution. He was born on December 10, 1965. He was in charge of the Executive Secretariat of the Bank. He was the executive manager of the department of cards and also worked in the wholesale department.

Aldo Luiz Mendes, Vice-President of Finances, Capital Markets and Investor Relations. Mr. Mendes was born on October 13, 1958. From 2003 to 2005 he has been in charge of the Capital Markets and Investment Management at the Bank. He was, among other positions at the Bank, chief financial officer (2001 to 2003) and risk management superintendent (2000 to 2001). He has a masters' degree and PhD in Economics from the University of Brasília and University of São Paulo, respectively.

José Luís Prola Salinas, Vice-President of Technology and Logistics. He was born on October 19, 1963. He has been working at the Bank for 24 years. He has PhD in business administration and acted as general auditor. He received a masters' degree in administration, focused on the management of production and systems information management (1993) from Universidade Federal do Rio Grande do Sul (UFRGS) and a PhD in administration, focused on strategy and competitiveness (2001) from Universidade Federal do Rio Grande do Sul (UFRGS), together with École des Hautes Études Commerciales de Montreal, HEC, Canada.

José Maria Rabelo, Vice-President of International Business and Wholesale. Mr. Rabelo was born on August 3, 1955. He was a foreign trade officer and member of the board of directors of La Fonte Telecom from 2003 to 2004 and Ativos S.A. from 2003 to 2004. He was also an executive superintendent in the Credit Unit from 1999 to 2000 and the Business Unit in São Paulo from 1998 to 1999. In addition he was a member of the board of directors and the audit committee, including Brasilprev, Sebrae—SP Decision-Making Body from 1998 to 1999 and FEBRABAN Risk Committee from 1999 to 2000. He received a Bachelors degree in Law from the Federal University of Minas Gerais in 1981 and an MBA in General Basic Training for Senior Executives from the Federal University of Minas Gerais and APG—Amana MBA International for Senior Executives.

Luís Carlos Guedes Pinto, Vice-President of Agribusiness. He was born on March 29, 1942. He received a masters' degree in agronomic engineering from Escola Superior de Agricultura "Luiz de Queiroz" of Universidade de São Paulo (1965) and PhD from the same university in 1973. He was also a lecturer in 1979, assistant professor in 1987 and professor of agricultural economy in 1993 at Universidade Estadual de Campinas—(Unicamp). He attended post doctorate classes at Universidade de Córdoba (Spain) in 1991. In addition to being professor at Unicamp between 1983 and 2003, he was also lecturer at Pontifícia Universidade Católica de Campinas (1966 to 1969) and at Universidade de

Brasília (1976 to 1982). He was the president of Companhia Nacional de Abastecimento (CONAB). He was the executive secretariat of the Ministry of Agriculture, Fisheries and Food (December 2004 to June 2006). He was the president of the board of directors of Companhia Nacional de Abastecimento (CONAB), Empresa Brasileira de Pesquisa Agropecuária (EMBRAPA), Centrais de Abastecimento de Minas Gerais (CEASA/MG) and Companhia de Armazéns e Silos do Estado de Minas Gerais (CASEMG) between December 2004 and June 2006. He was the minister of Agriculture, Fisheries and Food (June 2006 to March 2007). He is the chairman of the boards of directors of Companhia de Entrepostos e Armazéns Gerais de São Paulo (CEAGESP) and Companhia Brasileira de Participação Agroindustrial—(BRASAGRO) since December 2004.

Luiz Alberto Maguito Villela, Vice-President of Business with the federal government. He was born on January 24, 1949. He received a masters' degree in law from Faculdade de Anápolis/GO. He became a member of the Council of Representatives in 1976, in the City of Jataí, and State Deputy in 1982. In 1986 he was elected Federal Deputy, vice-leader of the bench of PMDB. In 1990 he was elected Vice-Governor of the State of Goiás and, in 1994, he was elected Governor of the State of Goiás. He became a member of the Council of Representatives by the State of Goiás on October 4, 1998, for a mandate of 8 years (1999 to 2007).

Luiz Oswaldo Sant'Iago Moreira de Souza, Vice-President of Personnel Management and Socio-Environmental Responsibility. Mr. Souza was born on August 26, 1946. He was a member of the board of directors and the audit committee of the Academy of Letters of Banco do Brasil, a PREVI and Banco do Brasil audit committee member, and professor of Feclesc to Uece College. Since 2002, he has also been a board of directors member of the power company of Rio Grande do Norte—Cosern. He holds a Pedagogy and Philosophy degree from the Dom Bosco Philosophy, Sciences and Letters College of São João Del Rey (1965 to 1966) and the State University of Ceará, respectively, and has a Masters in Education by the State University of Ceará.

Milton Luciano dos Santos, Distribution and Retail Channel Officer. He was born on October 15, 1956. He was superintendent in the Super Government II for 12 months and the state superintendent of the States of Rondônia, Mato Grosso, Santa Catarina and Minas Gerais for nine years. He holds a law degree from the University of Vale do Itajaí and has an MBA in General Training for Senior Executives from the University of São Paulo.

Alexandre Correa Abreu, Cards Officer. He was born on November 29, 1965. He is member of the board of directors of Visanet. He received an MBA in Marketing and in General Qualifications for Specialized Executives.

Augusto Braúna Pinheiro, International Area Officer. Mr. Pinheiro was born on March 3, 1962. He was general manager and assistant manager of BB in London, in addition to being an audit committee member of the Bank in Vienna. Mr. Pinheiro is a Civil Engineering graduate from the Federal University of Bahia (1984) and he holds an MBA in General Training for Senior Executives from the University of São Paulo (1996).

Clara da Cunha Lopes, Acting Logistics Officer. Ms. Lopes was born on August 20, 1949. She was the Executive Manager responsible for the Bank's purchasing and hiring area (2003). She is a Pedagogy graduate from the Federal University of Juiz de Fora and holds an MBA in Basic Training for Senior Executives from the Getúlio Vargas Foundation.

Edson Araújo Lobo, Security Management Officer. He was born as of December 10, 1955. He received a masters' degree in Technology from Universidade Mackenzie and in Pedagogy from UEMS—MS. He has post-graduate degree in Strategic Intelligence Applied to Organizations from Universidade Euro Americana. He also has an International Executive MBA. At the Bank, he has been an executive officer in charge of the strategic areas since 1994.

Francisco Cláudio Duda, Capital Markets Officer. Mr. Duda was born on June 28, 1962. He held the positions of executive manager at the Risk Management Unit from 2000 to 2003 and the Internal Control Management in 1999. He also held the position of Chief Financial Officer of Aliança do Brasil from 2003 to 2004. He holds a degree in Mathematics from the Brasília Unified Educational Center (1980 to 1983) with a Master's Degree in Economics from the Brasília University (1992 to 1994). He also holds an MBA in Financial Management from the Brasília Catholic University (2000/2001).

Geraldo Afonso Dezena da Silva, Distribution and Retail Channels Officer. He was born on June 10, 1956. He received a masters' degree in Law and has specialized in Financial Administration, an MBA in General Qualification for Specialized Executives and an MBA in Agribusiness. At the Bank, he was a Superintendent in several regional departments.

Glauco Cavalcante Lima, Strategy and Organization Officer. Mr. Lima was born on August 15, 1961. He previously held the following positions at the Bank: superintendent of the Strategy and Organization Unit from 2004 to 2005; general manager of the Strategy and Organization Unit from 2001 to 2004 and executive manager of Strategy, Marketing and Communication from 1999 to 2001. He holds a degree in Accounting Science from the Distrito Federal Unified Educational Association, a post-graduate degree in Marketing from the Advertising and Marketing Superior School and an MBA in General Training for Senior Executives and Corporate Governance from the University of São Paulo.

Izabela Campos Alcântara Lemos, Employee Relations and Socio-Environmental Responsibility Officer. Ms. Lemos was born on December 24, 1965. She was an advisor to the Vice-Chairman of Personnel Management and Socio-Environmental Responsibility from 2003 to 2004. She holds a degree in Business Administration from the Social Integration Pioneer Union, an MBA in Marketing from the Federal University of Rio de Janeiro and a degree in Organizational Communication Management from the University of São Paulo.

Joaquim Portes de Cerqueira César, Legal Officer. He was born on August 22, 1952. He is a Law graduate from Universidade de Brasília and received a masters' degree in Civil Proceeding from Universidade Católica de Brasília.

José Carlos Soares, Micro and Small Companies Officer. He was born on October 3, 1957. He was general manager of several the Bank's branches located in Brasilia and state superintendent in the States of Tocantins in 1995, Pará from 1999 to 2001, Ceará from 2001 to 2003 and São Paulo from 2003 to 2004. He is an Accounting Science graduate (1979 to 1982) and an Accounting Theory post-graduate (1983 to 1984) from the Brasília Unified Educational Center's Economic, Accounting and Management Sciences, of Distrito Federal and holds an MBA in Executive Training from the University of Brasília (1993) and is a APG-Amana MBA Executive International from Amana Key of São Paulo (1998).

José Carlos Vaz, Agribusiness Officer. He was born on August 3, 1964. He was a manager of the Divisions of Rural Loans and Agribusiness and executive manager of the Division of Agribusiness of the Bank, assistant of the President of the Work Group, which created the Rural Credit Note of the Bank. He was also a representative of BB at the Advisory and Sectorial Chambers of the Ministry of Agriculture, Fisheries and Food. He received a bachelors' degree in Law from Centro Universitário de Brasília and an MBA in Qualification of Specialized Executives (USP/FIPECAFI).

Juraci Masiero, Personnel Management Officer. Mr. Masiero was born as of December 28, 1955. He occupied several positions in the Bank between 1977 and 2001, including negotiation manager at the State Office of Rio Grande do Sul. He participated in the decision-making bodies of PREVI and Cassi and was a planning officer and corporate management officer of the State Bank of Rio Grande do Sul (Banrisul) from 2001 to 2003. In addition, he was an audit committee member of Company Fras-Le. He holds a degree in Juridical and Social Sciences from the Pontific Catholic University of Rio Grande do Sul (1996).

Jussara Silveira de Andrade Guedes, Marketing and Communication Officer. She was born on January 28, 1957. She received a bachelors' degree from Universidade de Brasília in Communication and Journalism and has a specialization in Marketing from PUC do Rio de Janeiro and an International Executive MBA from Amanda-Key, São Paulo.

Luiz Carlos Silva de Azevedo, Officer of Restructuring of Operating Assets. He was born on February 16, 1960. He previously was executive manager of the Commercial Department of the Bank. He received a bachelors' degree in Economics from Universidade Federal de Pernambuco and has an MBA from Fundação Dom Cabral and from University of São Paulo.

Luiz Gustavo Braz Lage, Credit Officer. Mr. Lage was born on November 10, 1966. Among other positions he has held with the Bank, he was division manager and executive manager at the Credit and Commercial Offices. He holds a degree in Accounting Sciences and Business Administration from the Pontific Catholic University of Minas Gerais from 1985 to 1991, and an Executive MBA in Finance and International Business from the Brazilian Institute of Capital Markets (1995 to 1996) and in International Business from the University of São Paulo (2001 to 2002).

Maria da Glória Guimarães dos Santos. Technology Officer. She was born on October 6, 1960. She received a bachelors' degree in Data Processing from Universidade de Brasília. She has MBA in Strategic Administration of IT Systems from Fundação Getúlio Vargas. At the Bank, she was a general manager of the Unit of Solutions and Development of Applications.

Nilo José Panazzolo, Foreign Trade Officer. Mr. Panazzolo was born on November 19, 1955. He was executive manager of the Bank's International Management from 2003 to 2006, general manager in Milan, Italy from 2000 to 2003, and assistant manager in Tokyo, Japan from 1998 to 2000. He held supervision, middle management and high management positions in foreign exchange and foreign trade areas from 1983 to 1995. He holds a Civil Engineering degree from the Vale do Rio dos Sonhos University, São Leopoldo, State of Rio Grande do Sul, with a post-graduate in Corporate Finance from the Catholic University of Rio De Janeiro and an MBA—Basic Training for Senior Executives from the Getúlio Vargas Foundation of the Rio de Janeiro.

Nilson Martiniano Moreira, Administration Officer. He was born on July 26, 1968. He received a bachelors' degree in Economics from Pontifícia Universidade Católica de Minas Gerais, an MBA in General Basic Qualification for Specialized Executives from Fundação Dom Cabral and an Executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais. He received an advanced certificate in English—TOEIC. At the Bank, he was a commercial and state superintendent, Executive Manager, Regional Superintendent and Manager of Branches.

Paulo Euclides Bonzanini, Retail Officer. Mr. Bonzanini was born on October 31, 1956. He was the commercial superintendent of the State of São Paulo from 2002 to 2004, state and regional superintendent from 1995 to 2001, in addition to the manager of the Bank's branches in the State of São

Paulo. He holds a degree in Business Administration and Accounting Sciences from Facat—Tupã, State of São Paulo, and holds an MBA in General Training for Senior Executives from the University of São Paulo.

Paulo Roberto Evangelista de Lima, Internal Control Officer. He was born on February 26, 1957. He received a bachelors' degree in Business Administration and has an MBA in Qualification of Executives, post graduation in Financial Administration and specialization in Business Management. He was a member of the supervisory board of Previ. At the Bank, he was the regional superintendent and executive manager.

Paulo Rogério Caffarelli, Statutory Officer, took over Logistics Management. He was born on September 19, 1965. On July 15, 2005, he became the acting officer of Marketing and Communication Management. He was the Distribution executive manager from 2000 to 2003, among other positions held with the Bank and PREVI, including as a board of directors and audit committee member. He holds a degree in law from the Catholic University of Curitiba (1984 to 1988), a Masters in Economic Business Management from the Brasília University (2002 to 2004), and has a post-graduate degree in Foreign Trade from FAE/CDE Curitiba (1996) and International Trade Law by IBEJ Curitiba (1997) and an MBA in Corporate and Finance Law by the Getúlio Vargas Foundation of the Rio de Janeiro (1999 to 2000).

Renê Sanda, Risk Management Officer. He was born on March 9, 1964 and was assistant manager of BB New York and executive manager of the Risk Management Unit. He received a bachelor's degree in Statistics from Instituto de Matemática e Estatística (University of São Paulo), an Executive MBA in Finance from IBEMEC and a masters' degree in Statistics from University of São Paulo.

Ricardo José da Costa Flores, Foreign Operating Asset Restructuring Officer. Mr. Costa was born on January 21, 1964. Among other positions held with BB, he was manager and executive superintendent in Credit and Operating Asset Restructuring Areas from 1996 to 2003. In addition, he acted as a BB and PREVI representative in audit committees and with FEBRABAN from 2001 to 2003. He is an Economics graduate from the Unified Educational Center of Brasília (1990), he holds a Controller MBA from the Institute of Accounting, Actuarial Science and Financial Research Foundation of the University of São Paulo (1994) and a specialization in Project Analysis and Preparation from the Applied Economic Research Institute (1998).

Sandro Kohler Marcondes, Commercial Officer. Mr. Marcondes was born on April 16, 1964. He held the position of assistant manager in New York from 2002 to 2004, branch manager in Paris from 2002 to 2005, and corporate business manager from 1995 to 1996 and executive manager with the Government Management from 1998 to 1999. He holds a Master's degree in Administration by the Midwest University, Paraná (1982 to 1985) and a Master's degree in Corporate Management by the Corporate Management School of the Getúlio Vargas Foundation (1994).

Sérgio Ricardo Miranda Nazaré, Government Officer. Mr. Nazaré was born on April 12, 1963. Among several positions held with the Bank, he held the position of president of Banco do Brasil Previdência, was the executive manager in the Strategy and Organization Unit from 2002 to 2003, officer of Brasilcap from 2000 to 2002 and officer of Brasilveículos in 1999. He holds a degree in Economics and a Master's Degree in Financial Management (1990 to 1993), both from the University of Brasília.

William Bezerra Cavalcanti Filho, Finance Officer. Mr. Filho was born on October 26, 1956. In addition to other positions held with the Bank, he was the third-party asset management manager of BB

DTVM and the financial operations manager with the Finance Management department. He also participated as Bank representative on several boards of directors. He is an Economic Science graduate by the Metodista Bennett Institute, Rio de Janeiro, and holds an Executive MBA in Finance from Ibmec, Rio de Janeiro, and General Training for Senior Executives (FGV/RJ).

FISCAL COUNCIL

The fiscal council consists of five incumbent members and their respective alternates, and is annually elected at the annual meeting if the Bank's shareholders to operate on a permanent basis. Minority shareholders are entitled to elect two members to the fiscal council. The federal government is entitled to appoint, through the Finance Ministry, the remaining members, one of whom must be the Brazilian national treasury representative.

The fiscal council is required to meet at a general meeting once a month, and, on an extraordinary basis, whenever it is deemed necessary by any of its members or the Bank's management.

In accordance with the Bank's by-laws, the fiscal council elects its President and approves its by-laws by a favorable vote of at least four of its members. Approval of other matters submitted for fiscal council decisions requires a favorable vote of three members.

The fiscal council members' business address is the Bank's headquarter at Setor Bancário Sul, Quadra 01, Lote 32, Bloco C, Edifício Sede III, Brasília, DF.

As of the date of this offering memorandum, the fiscal council consisted of:

Name	Title	Election date	Term of office end
Otávio Ladeira de Medeiros	Head officer	April 25, 2007	April 2008
Daniel Sigelmann	Deputy	April 25, 2007	April 2008
Agostinho do Nascimento Netto	Head officer	April 25, 2007	April 2008
José Luiz Gomes Rôlo	Deputy	April 25, 2007	April 2008
Marcos Machado Guimarães	Head officer	April 25, 2007	April 2008
Carla Góes Coelho de Souza	Deputy	April 25, 2007	April 2008
Eduardo Grande Bittencourt	Head officer	April 25, 2007	April 2008
Egon Handel	Deputy	April 25, 2007	April 2008
Eustáquio Wagner Guimarães Gomes	Head officer	April 25, 2007	April 2008
Alfredo Luiz Buso	Deputy	April 25, 2007	April 2008

Biographical Information

Biographical information on each member of the fiscal council is set forth below.

Otávio Ladeira de Medeiros, President of the fiscal council, Brazilian national treasury representative, appointed by the Finance Minister. Mr. Ladeira de Medeiros was born on March 30, 1968. He received

a degree in Economics from the University of Brasília (1992), he received a post-graduate degree and holds an Executive MBA in Finance from the same university, with an extension from George Washington University. He has worked for the Finance Ministry of Brazil in the department of General Coordination of Strategic Public Debt Planning, since 1994.

Daniel Sigelmann, Brazilian national treasury representative, substitute appointed by the Finance Minister. Mr. Sigelman was born on December 22, 1970 and is an Economics graduate. He is the coordinator of the General Coordination of Tax and Economics Analysis of Public Investment. He participated in the drafting of the Brazilian Public-Private Partnerships (PPP) law.

Agostinho do Nascimento Netto, Federal government representative, appointed by the Finance Minister of Brazil. He was born on June 21, 1961. He is General-Attorney of the Brazilian national treasury.

José Luiz Gomes Rôlo, Federal government representative, appointed by the Finance Minister of Brazil. Mr. Rolo was born on March 1, 1946. He received a bachelor's of law. He has been the General-Attorney of the Brazilian national treasury since 1994.

Marcos Machado Guimarães, Federal government representative, appointed by the Finance Minister of Brazil. Mr. Guimaraes was born on September 22, 1965. He received a degree in Economics and is an analyst for the Finance Ministry of Brazil.

Carla Góes Coelho de Souza, Federal government representative, appointed by the Finance Minister of Brazil. She was born on February 8, 1966. He received a bachelors' degree in Industrial Design from PUC/R. She was Assistant of the Secretary of International Affairs of the Finance Ministry of Brazil.

Eduardo Grande Bittencourt, Representative appointed by minority shareholders. Mr. Bittencourt was born on Mach 3, 1938. He graduated in Accounting Science at the Federal University of Rio Grande do Sul in 1966, with a post-graduate degree in Corporate Management at the same university, in 1973. He was teacher of diligence at the Economic Science College of the Federal University of Rio Grande do Sul between 1969 and 1976 and Accounting Inspection at the Federal Universities of Ceará (September 1993) and of Piauí (September 1996). Among other activities in the public sector, Mr. Eduardo was a technician of the Public Finance Court of the State of Rio Grande do Sul between 1965 and 1978. He worked as member of the supervisory board of several companies such as Brasil Telecom S.A., Brasil Ferrovias S.A., Bunge Fertilizantes S.A., Lojas Americanas S.A. and Inepar Indústria de Construções S.A.

Egon Handel, Representative appointed by the minority shareholders. Mr. Handel was born on October 20, 1939. He graduated in Accounting Sciences at the Federal University of Rio Grande do Sul in 1965, specialized in Teachers formation and with masters' in Corporate Management with an emphasis on Accounting by the Michigan State University. He has been a member of the board of directors of Inepar since April 2005 and Lojas Renner, since April 1991. He is also member of the fiscal council of many other companies.

Eustáquio Wagner Guimarães Gomes, Representative appointed by the minority shareholders. Mr. Gomes was born on January 27, 1948. He graduated in business administration from the Federal University of Minas Gerais, in 1977. He has an MBA in Basic Program for Banking Administration from the Institute of Management Foundation and a course on Exchange and Trade Finance and General Basic Formation for Senior Executives at the University of São Paulo. Mr. Gomes was the State Superintendent of Banco do Brasil in Minas Gerais, between 1992 and 1996. He acted as CEO and CFO at *Companhia de Armazéns e Silos do Estado de Minas Gerais*—CASENG (Warehouse and Silos Company of the State

of Minas Gerais). He also acted as member of the board of directors and the supervisory board of several other companies, such as Telesp Participações S.A. from 2000 to 2001, Termoaçu S.A. from 2003 to 2004 and Casemg S.A. from 2002 to 2003.

Alfredo Luiz Buso, Representative appointed by the minority shareholders. Mr. Buso was born on January 17, 1949. He graduated in Architecture from the Universidade de São Paulo, in 1997, with Masters' in Economics from London University in 1984. He was also an officer of the cleaning company of the city of São Paulo.

AUDIT COMMITTEE

The Bank has an internal audit committee in accordance with CMN Resolution No. 3,198, dated May 27, 2004. Responsibilities of the Bank's audit committee include: (i) assisting the board of directors in matters pertaining to the Bank's internal audit, including assigning duties and monitoring; (ii) supervising the activities and analyzing the work of the Bank's independent auditors; and (iii) exercising its functions and duties in companies controlled by the Bank that adopt the sole audit committee regime.

The audit committee was created in accordance with the by-laws of the Bank on a permanent basis, and consists of three members and one substitute appointed by the board of directors for alternating terms of three years. At least one of the members must be specialized in accounting and auditing.

The following are the members of the audit committee:

Name	Title	Election date	Term of Office End
José Danúbio Rozo	Coordinator	September 28, 2005	June 30, 2008
José Gilberto Jaloretto	Permanent	November 13, 2007	June 30, 2008
Flávio Fernando da Fontoura Ferreira	Alternate	July 1, 2004	June 30, 2008

The meetings of the audit committee are held (i) twice a month, prior to the ordinary meeting of the board of directors, with the date, place and time fixed by the board of directors; (ii) once in each fiscal quarter with the board of directors, with the date, place and time fixed by the board of directors; (iii) at least once in each fiscal quarter with the executive board of the Bank; (iv) at least once in each quarter with the Bank's independent external auditors, with the date, place and time fixed by the audit coordinator; (v) extraordinarily, upon request of the audit committee coordinator, at his or her discretion or at the discretion of any member of the audit committee, or upon request of the management of the Bank; (vi) the audit committee also attends the fiscal council and the board of directors meetings, upon their request, to discuss policies, practices and procedures identified under their respective areas. The decisions of the audit committee are made by majority of votes.

The audit committee has the following responsibilities, in addition to the other provisions set forth by applicable legislation:

- recommending to the board of directors the name of the independent accountants, as well as the replacement of such service provider, as necessary;
- reviewing, prior to publication, the Bank's semi-annual financial statements, including the notes thereto, the management and audit reports;
- supervising the accounting and auditing of the Bank, including compliance with internal procedures and applicable legislation, in addition to internal regulations and codes;

- evaluating the implementation of the independent accountants or internal audit recommendations by the management of the Bank;
- receiving and disseminating information regarding any noncompliance with internal procedures or applicable legislation to the Bank, as well as instructing managers regarding internal controls and procedures to be adopted, including specific provisions for the protection of service providers and confidential information;
- recommending to the executive board the correction or improvement of policies, practices and procedures identified during the supervision process;
- verifying, in time for the quarterly meetings with the executive board, the implementation of its recommendations or clarification of the inquiries;
- recommending to the executive board the incorporation of audit committees in companies affiliated with the Bank, if necessary at its discretion, and always in accordance with applicable legislation;
- considering, prior to the approval of the board of directors, the annual planning of the internal audit activities, the annual report on the internal audit activities and the semiannual report on internal controls;
- informing the Central Bank, within three days of identifying the problem, of the existence of or evidence that an error or fraud has occurred, including: (i) non-compliance with legal and regulatory provisions, which would affect the continuity of the activities of the Bank; (ii) fraud in any amount by the executive board; (iii) material fraud of employees or third parties; and (iv) errors in the financial statements of the Bank; and
- complying with other requests as determined by the board of directors or by the Central Bank.

COMPENSATION

Pursuant to Brazilian Corporation Law it is incumbent upon the shareholders to set the individual or overall management compensation amount at the annual meeting of shareholders. Whenever this amount is set on an overall basis, the board of directors will decide on the manner of allocating this set amount among its members and the executive board. In years in which a mandatory dividend and employees' participation in profits is paid, directors may be entitled to participation in the Bank's profits, provided that the total does not exceed 50% of their annual compensation or 0.005% of the profits (as calculated by Article 190 of Brazilian Corporation Law), whichever is the lower.

Between May 2007 and April 2008, an overall payment of R$22.3 million was authorized as managers' compensation, as resolved by the shareholders on July 12, 2007. This aggregate amount, 84.85% of which was direct compensation and 15.15% of which was indirect compensation, includes monthly salaries, Christmas bonuses, year-end supplements, annual paid leave (vacations and premiums), conversion of the annual paid leave, health assistance (CASSI), social security (PREVI), food benefits, participation in profits and results, life insurance, health evaluations, housing assistance in the terms of Decree No. 3,255, of November 19, 1999, as well as paid additional compensation in accordance with to the Bank's by-laws. The compensation shall be made based on the month immediately before the 2006 General Shareholders' Meeting, passing on the benefits to the employees of the Bank, as provided in the Labor Collective Bargain Agreement of 2006.

Stock Option Plan

The Bank is considering implementing a stock option plan for its employees and managers within the next two years, with an exercise price to be determined by the board of directors. The Bank estimates that the maximum amount of shares issued upon the exercise of the option will be 2.5% of the Bank's

shares. According to such guidelines, participants will be able to exercise such options and acquire, in whole or in part, a specified number of common shares at the specified price and subject to the terms and conditions to be determined by the board of directors. As of the date of this offering memorandum, the Bank has not approved any stock option plan. If implemented, the issuance of new common shares will cause a dilution in the shareholders' ownership percentage. See "Risk Factors—Risks Relating to this Offering and the Bank's Common Shares—The issue of shares arising from possible implementation of a stock option plan for employees and managers will cause a dilution in the investors' ownership percentage.

Agreements or other Relevant Obligations between the Bank and its Directors and Officers

All relevant obligations are set forth in the Bank's by-laws or under applicable law pertaining to financial institutions. In addition, pursuant to its by-laws and as of the date of this Offering Memorandum the Bank is not part of any agreement of these natures with the management team.

Family Relation between the Bank and the Directors and Officers, as well as between the Directors and Officers and the Bank's Controlling Shareholder

There is no family relation between any of the Bank's directors and officers. The Bank's controlling shareholder is the Brazilian federal government.

COMMON SHARES HELD BY DIRECTORS AND OFFICERS

The following table shows the number and percentage of shares and subscription bonus held by members of the board of directors and the executive board, directly or indirectly as of September 30, 2007:

Board of Directors	Title	Common shares	Subscription Bonus Series C
Bernard Appy	Chairman	3	—
Antonio Francisco de Lima Neto[1]	Vice-Chairman	3	—
Tarcísio José Massote de Godoy	Director	3	—
Carlos Augusto Vidotto	Director	4	—
Francisco Augusto da Costa e Silva	Director	3	—
Bernardo Gouthier Macedo	Director	1	—
Cleber Ubiratan de Oliveira	Director	10	—

(1) Mr. Antonio Francisco de Lima Neto is also the President of the executive board.

Executive Board	Title	Common shares	Subscription Bonus Series C
Adézio de Almeida Lima	Vice-President	6	1
Aldemir Bendine	Vice-President	—	—
Aldo Luiz Mendes	Vice-President	378	—
José Luís Prola Salinas	Vice-President	342	—
José Maria Rabelo	Vice-President	60	10
Luís Carlos Guedes Pinto	Vice-President	5,617	—
Luiz Alberto Maguito Villela	Vice-President	—	—
Luiz Oswaldo Sant'lago Moreira de Souza	Vice-President	6	1
Milton Luciano dos Santos	Vice-President	—	—

Officers	Title	Common shares	Subscription Bonus Series C
Alexandre Correa Abreu	Officer	—	—
Augusto Braúna Pinheiro	Officer	—	—
Clara da Cunha Lopes	Officer	342	—
Edson de Araújo Lobo	Officer	342	—
Francisco Cláudio Duda	Officer	1,383	1
Geraldo Afonso Dezena da Silva	Officer	—	—
Glauco Cavalcante Lima	Officer	84	11
Izabela Campos Alcântara Lemos	Officer	342	—
Joaquim Portes de Cerqueira César	Officer	—	—
José Carlos Soares[1]	Officer	2,773	—
José Carlos Vaz	Officer	66	—
Juraci Masiero	Officer	—	—
Jussara Silveira de Andrade Guedes	Officer	—	—
Luiz Carlos Silva de Azevedo	Officer	66	—
Luiz Gustavo Braz Lage	Officer	—	—
Maria da Glória Guimarães dos Santos	Officer	—	—
Nilo José Panazzolo	Officer	1.377	—
Nilson Martiniano Moreira	Officer	—	—
Paulo Euclides Bonzanini	Officer	18	—
Paulo Roberto Evangelista de Lima[1]	Officer	393	—
Paulo Rogério Caffarelli	Officer	549	—
Renê Sanda	Officer	9	1
Ricardo José da Costa Flores	Officer	72	9
Sandro Kohler Marcondes	Officer	3	—
Sérgio Ricardo Miranda Nazaré	Officer	342	—
William Bezerra Cavalcanti Filho	Officer	342	—

(1) Including subscription receipts (BBAS11).

As of the date of this offering, the members of the audit committee and of the supervisory board do not hold shares issued by the Bank.

EMPLOYEES

Overview

At September 30, 2007, the Bank's workforce was composed of approximately 80,000 employees and 9,500 trainees. The table below presents the evolution of the Bank's employees for the periods indicated.

Number of Employees			
As of December 31,		As of September 30,	
2004	2005	2006	2007
79,725	83,751	82,672	80,048

The Bank's management is committed to the quality of life and professional development of the Bank's employees. The Bank views its relationship with employees through the following general principles: (i) reconciling the interests of the Bank with those of its employees and their unions, with good-faith negotiations being consistently undertaken; (ii) ensuring quality and security in the workplace through

adequate health, social security and employee assistance arrangements; (iii) employing merit-based professional development criteria in terms of employee evaluation and promotion; (iv) taking into account market practices in relation to employee compensation; (v) consistently investing in professional education and development; and (vi) contracting outside service providers to ensure the security, health and safety benefits of all employee participants.

Requirements to be a Banco do Brasil Employee

Pursuant to the Bank's by-laws, only Brazilians may work for the Bank in Brazil. Portuguese citizens who reside in Brazil may also work for the Bank, provided that they support the principles of equality of civil rights and obligations and currently enjoy legally recognized political rights.

Career and Professional Development

The Bank is dedicated to the career development of its employees, and seeks to integrate the Bank's corporate strategy with the professional development of its workforce. To further this goal, the Bank maintains a professional development program that evaluates employees based on competencies (knowledge, skills and attitudes), as well as experience. The purpose of this program is to offer employees the necessary conditions for full professional development at the Bank, based on the development of these competencies and the employee's personal and professional growth.

The Bank's professional development program embodies the policies of the Human Resources Directorate and is supported by various systems, including: (i) Talents and Opportunity, a database specifically designed to identify, among others, the background, knowledge and professional experience among the Bank's employees; (ii) Performance Management based on Competencies, a system which allows the Bank to manage and track the performance and development of its employees; (iii) internal publications which highlight the ways in which employees can develop specific skills which are best suited to key areas of the Bank's business; (iv) a large variety of training programs and courses for professional development, provided by the Bank's Corporate University Portal, which employees may either attend in person or remotely; and (v) professional guidance programs that stimulate employees to consider their long-term professional goals.

As a general matter, all administrative positions at the Bank can be divided into four categories: (i) basic: this category involves all positions which have, as their main characteristic, the performance of basic banking activities; (ii) operational: consulting and advisory positions which require experience and specific knowledge in certain areas; (iii) executive: those management positions involving activities such as planning, coordination, control and strategy; and (iv) management/executive: this category comprises the highest-ranking positions at the Bank and is generally comprised of positions in the Bank's strategic divisions. The latter category includes state-wide managers and some branch managers abroad. The table below sets forth the percentage of total Bank employees in each of the above categories:

Number of Employees per Organizational Level—(%)—As of September 30, 2007

Executive	0.26
Management	12.17
Operational	50.53
Basic	37.04
Total	100.00

The Bank also recognizes the importance of each individual's education in terms of promoting his or her participation and inclusion in society. As a result, the Bank seeks to train each individual in a well-

rounded way. In 2006, the Bank awarded 6,800 college scholarships, 2,000 Master's in Business Administration (MBA) scholarships to be attended remotely, and 464 scholarships for foreign language studies. The Bank's total investment in training and development was R$61.1 million for the year ended December 31, 2006. From January, through September 30, 2007, R$44.7 million was invested in training.

Remuneration and Main Benefits to the Bank's Employees

Remuneration, Participation in Profits and Salary Negotiation

In 2006, the Bank paid its employees salaries totaling R$5 billion. In terms of participation in profits, the Bank paid employees a total amount of R$776.8 million, which was distributed in accordance with an agreement reached with the Bank's employee union to distribute 15.7% of total salaries in the form of participation in profits. The table below sets breaks down employee compensation as of the dates indicated:

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	In millions of reais				
Salaries	4,684	4,876	4,951	1,228	1,344
Benefits, social charges and training	1,617	1,708	1,994	493	847
Participation in profits	373	533	777	116	175
Total	6,674	7,118	7,722	1,838	2,366

The 2007/2008 collective bargaining agreement, executed by the Bank with its employees' labor unions, granted an adjustment of 6.0% on salaries and other income and benefits of the same nature for all employees.

Pension Benefits

The Bank still contributes to PREVI, the largest pension fund in Latin America which, as of December 31, 2006, represented 136,418 Bank's employees, of which 79,291 were active and 57,127 were retired. The Bank's contribution was R$460.9 million in 2006.

Health and Quality of Life

In order to promote a healthy work environment and quality of life, the Bank contributed R$402.2 million to CASSI in 2006. Based on the commitments established in the social-environmental responsibility policies, which define the respect for diversity as one of its principles, since the quarter of 2007 same-sex partners of the Bank's employees have been entitled to be CASSI beneficiaries. The table below states the contribution paid by the Bank in the periods indicated as follows:

	As of December 31,			As of September 30,	
	2004	2005	2006	2006	2007
	(In millions of reais)				
Contribution paid by the Bank	358.3	379.2	402.2	100.5	103.3

Profile of the Employee Basis of the Bank

The table below provides a profile of the Bank's employees at the dates indicated, based on percentage of the Bank's total workforce.

Profile of the Employee Basis of the Bank (%)

Diversity	As of December 31,			As of September 30,
	2004	2005	2006	2007
Men	64.5	64.4	64.2	62.2
Women	35.5	35.6	35.8	37.8
Education				
Elementary school	1.2	1.1	1	1.0
High school	42.3	33.4	38.4	35.4
College/ university	45.8	51.6	46.2	46.8
Specialized degree, Masters or PhD	10.7	13.9	14.4	17.1
Age				
Under 25 years old	12.6	12.2	9.2	8.9
From 26 to 35 years old	25.0	27.7	29.3	33.2
from 36 to 45 years old	35.1	32.4	31.7	33.0
Over 45 years	27.4	27.7	29.8	25.0
Period of Employment				
Under 5 years	38.5	44.0	35.7	40.5
from 6 to 10 years	3.0	3.4	13.8	16.3
from 11 to 20 years	23.1	20.6	19.1	18.0
over 20 years	35.4	32.0	31.4	25.2

Relationship between the Bank and Labor Unions

In 2003, the Bank established a permanent negotiation framework with the labor unions in order to address questions concerning labor relations whenever necessary. Management believes that the results of this framework have been positive for all parties. The Bank executed collective bargaining agreements with the following labor unions at the dates indicated below:

Collective Bargaining Agreement 2005/2006

The Bank entered into Collective Bargaining Agreements with the following unions: (i) Confederação Nacional dos Trabalhadores em Instituições Financeiras (CNTIF) and member labor unions on November 11, 2005; and (ii) Confederação Nacional dos Trabalhadores nas Empresas de Crédito as of December 14, 2005.

Collective Bargaining Agreement—PLR, second half of 2005

The Bank entered into Collective Bargaining Agreements—PLR with the following unions:
(i) Confederação Nacional dos Trabalhadores em Instituições Financeiras on March 8, 2006; and
(ii) Confederação Nacional dos Trabalhadores nas Empresas de Crédito on March 8, 2006.

Strikes Disruptions

In the past decade, the Bank has experienced strikes by its employees in 1991, 1994, the second half of 2003 and the second half of 2004. The judicial decision related to the strike which occurred in October 2004 granted an 8.5% salary increase and a bonus equivalent to R$1,000 to all employees. Most of the strikes have affected the entire Brazilian banking industry rather than the Bank alone. During the course of a strike, the Bank may not be able to carry out all of its normal banking functions but it tries to find special solutions to ensure that the main activities are continued.

Principal and Selling Shareholders

On the date of this offering memorandum, the Bank's outstanding capital stock was R$12,710,692,615.95, composed of 2,475,949,269 common, and registered, book-entry shares with no par value. The Bank's capital stock consists solely of common shares.

The ordinary general shareholders' meetings of the Bank are held annually in April of each year and the extraordinary general shareholders' meetings may be held at any time whenever the Bank's interests so require. The Bank does not have a shareholders' agreement.

The following table sets forth the Bank's outstanding capital stock and shareholders owning 5% or more of the outstanding shares issued by the Bank, including the Selling Shareholders on the date of this offering memorandum and after the conclusion of this Offering:

	Shares Prior to the offering		Shares After the offering[1]	
Shareholder	**Shares**	**%**	**Shares**	**%**
National treasury[2]	1,660,334,789	67.1	1,660,334,789	67.1
PREVI	283,246,012	11.4	268,202,534	10.8
BNDESPAR[3]	164,812,156	6.7	75,194,765	3.0
Managers	14,887	0.0	14,887	0.0
Others	367,541,425	14.8	472,202,294	19.1
Total[4]	2,475,949,269	100.0	2,475,949,269	100.0

(1) Considering the sale of all common shares in this offering, excluding the shares to be sold upon exercise of the over-allotment option.
(2) On December 7, 2007, 40,000,000 shares owned by the Brazilian national treasury that been allocated to the export guaranty fund were transferred to BNDES pursuant to a presidential decree published in the official gazette on December 4, 2007.
(3) On December 7, 2007, the 40,000,000 shares referred in note 2 above and an additional 39,919,191 shares owned by BNDES were assigned to BNDESPAR (which held an aggregate of 164,812,156 shares representing 6.7% of the Bank's capital stock).
(4) Without taking into account the exercise of the subscription right of the Series C Warrants (see section "Description of Capital Stock—History of Capital Stock—Subscription Warrants").

NATIONAL TREASURY

On the date of this offering memorandum, the federal government, through the Brazilian national treasury, is the controlling shareholder of the Bank, with 1,660,334,789 common shares, representing 67.1% of the total capital stock of the Bank.

From this total, 229,400,000 the Bank's common shares, representing 9.3% of its total capital, have been allocated to the export guaranty fund ("Fundo de Garantia à Exportação—FGE" or "FGE"), which is managed by BNDES as determined by Decree 4,929/03.

The foreign exchange chamber of Brazil ("Câmara de Comércio Exterior—CAMEX") has authorized through Resolution No. 53 of November 13, 2007 the transfer of 40,000,000 of the Bank's common shares held by FGE. Such transfer was approved by the export finance and guaranty committee ("Comitê de Financimento e Garantia dos Exportações—COFIG") on November 8, 2007. The representative of the secretary of the Brazilian national treasury proposed that the sale be made to BNDES, as set forth in Section 4 of Decree-Law 2,383/87. The transfer of common shares was approved by the president of Brazil, pursuant to a presidential decree published in the official gazette on December 4, 2007. The purchase was approved by BNDES and the further transfer to BNDESPAR was approved internally by the executive board of BNDES on December 4, 2007.

On December 7, 2007, after approval by the executive board of BNDES on December 4, 2007, all of these common shares were transferred to BNDESPAR at a price of R$28.70 per common share, which corresponded to the average trading price of the Bank's common shares on the BOVESPA during the week preceding the transaction.

Additionally, on December 7, 2007, after the executive board of BNDES and BNDESPAR approved the transaction on December 5, 2007, BNDES transferred 39,919,191 of the Bank's common shares to BNDESPAR at a price of R$28.70 per common share, which corresponded to the average trading price of the Bank's common shares on the BOVESPA during the week preceding the transaction. Immediately thereafter, BNDESPAR held an aggregate of 164,812,156 of the Bank's common shares, corresponding to 6.7% of the Bank's total capital stock.

Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI

On the date of this offering memorandum, PREVI holds 283,246,012 common shares of the Bank, representing 11.4% of its total capital stock. PREVI is one of the Selling Shareholders, together with BNDESPAR, and will receive part of the proceeds from this offering.

BNDES Participações S.A.— BNDESPAR

On the date of this offering memorandum, BNDESPAR holds 164,812,156 common shares of the Bank, representing 6.7% of its total capital stock. BNDESPAR is one of the Selling Shareholders, together with PREVI, and will receive part of the proceeds from this offering.

Other Shareholders

On the date of this offering memorandum, other shareholders, which together hold 14.8% of the total capital stock of the Bank, include certain of the Bank's managers who hold 14,814 common shares of the Bank.

Related party transactions

Related party transactions may be carried out providing that they are in the best interest of the Bank and its shareholders and conducted pursuant to Article 115 of the Brazilian Corporation Law. The Bank enters into such transactions during the ordinary course of its business, with terms and conditions that are standard for the market in which it operates and are in compliance with the Bank's by-laws.

All of the Bank's involvement in related party transactions are monitored by the executive board so that transactions are entered into pursuant to prevailing market conditions.

RELATIONSHIP WITH SUBSIDIARIES AND AFFILIATES

The main legal restrictions which apply to Brazilian financial institutions include prohibitions in connection with the granting of loans or the making of payments by an institution to individuals or legal entities holding an equity interest representing more than 10% of the capital stock of the relevant institution, or to companies in which the financial institution holds an equity interest of more than 10% of their capital stock, or to companies in which any of an institution's directors or officers (or their immediate family members) holds an interest of more than 10% of their share capital. These restrictions limit the Bank's ability to enter into transactions with its subsidiaries and affiliates.

The following table sets forth the Bank's principal related party transactions with its subsidiaries and affiliates:

	December 31, 2004		December 31, 2005		December 31, 2006	
	Assets (Liabilities)	Revenues (Expenses)	Assets (Liabilities)	Revenues (Expenses)	Assets (Liabilities)	Revenues (Expenses)
	(In thousands of reais)					
Cash equivalents	1,406	—	4,947	—	125	—
Liquidity interbank investments	285,885	301,004	3,462,333	285,449	1,902,091	510,758
Securities	107,334	(3,748)	176,171	(4,012)	723	1,852
Credit transactions	68,593	606,580	92,820	364,845	69,007	8,592
Other credits[1]	554,161	—	591,565	—	809,012	—
Demand deposits	(5,499)	—	(6,007)	—	(50,628)	—
Interbank deposits	7,614,510	—	(9,450,135)	—	(9,878,433)	—
Open market funding	1,307,089	(89,641)	(1,052,577)	(177,821)	(1,045,077)	(117,752)
Funds from acceptances and issuance of securities	(83,403)	—	(30,154)	—	(32,924)	—
Borrowings	3,104,347	(15,195)	(2,963,122)	(10,576)	(1,533,056)	(4,908)
Foreign onlendings	(740,377)	(17,862)	(587,075)	—	(3,344,496)	—
Derivative financial instruments	(30,107)	2,193	(1,190)	30,114	(2,920)	788
Other obligations	(3,951,754)	—	(3,210,121)	—	(993,394)	—
Refund of costs	—	(4,226)	—	—	—	—
Other operating revenues[2]	—	72,415	—	32,962	—	28,686
Other operating or administrative expenses	—	(94,103)	—	(181,098)	—	(40,458)

(1) "Other credits" primarily comprises the amounts of dividends receivable and amounts receivable from affiliates.

(2) "Other operating revenues" relates to the refunding of administrative expenses attributed to affiliates.

	September 30, 2006		September 30, 2007	
	Assets (Liabilities)	Revenues (Expenses)	Assets (Liabilities)	Revenues (Expenses)
	(in thousands of reais)			
Cash equivalents	158	—	140	—
Liquidity interbank investments	3,454,048	—	4,145,265	31,237
Securities	—	(324)	—	—
Credit transactions	9,289	—	67,294	1,815
Other credits[1]	55,778	—	220,924	—
Demand deposits	(10,444)	—	(27,783)	—
Interbank deposits	5,421,599	—	(13,832,092)	(129,523)
Open market funding	(756,534)	(10,495)	(783,186)	(24,455)
Funds from acceptances and issuance of securities	(35,860)	—	(34,000)	—
Borrowings and on lendings	(1,280,869)	—	(7,224,175)	(23,817)
Derivative financial instruments	(2,013)	41	(2,072)	1,973
Other obligations	(1,240,938)	—	(1,325,742)	—
Other operating revenues[2]	—	3,362	—	13,617
Other operating or administrative expenses		(33,979)	—	(32,761)

(1) "Other credits" primarily comprises the amounts of dividends receivable and amounts receivable from affiliates.

(2) "Other operating revenues" relates to the refunding of administrative expenses attributed to affiliates.

Relationship with Management

None of the Bank's members of the board of directors or the executive board participates or participated with the Bank, during the current year or in preceding years, in any transaction that could be deemed material to the Bank, or extraordinary in terms of its nature or conditions, or outstanding in any respect.

There are no outstanding loans or guarantees granted by the Bank to its officers or directors. As of the date of this offering memorandum, there are no material contracts or obligations between the management and the Bank.

As of the date of this offering memorandum, the members of the Bank's board of directors, executive board and fiscal council, and persons related to them, collectively held a total of 14,939 common shares. The members of the Bank's executive board, or persons related to them, collectively held 34 Series C Warrants. None of the members of the Bank's board of directors, executive board or fiscal council, or persons related to them, held participation units in the investment club of the Bank's employees, or CIN.

Relationship with Controlling Shareholder

Since its incorporation in 1808, the Bank has maintained a close relationship with the federal government. As of September 30, 2007, the federal government, the Bank's controlling shareholder, held 1,700,334,789 common shares, representing 68.7% of its capital stock. As described below, the fact that the federal government controls the Bank, means that the Bank is one of the principal enforcers of its credit policy.

With respect to the relationship between the Bank and its controlling shareholder, the Bank is required to: (i) perform certain duties and services in its role as financial agent of the Brazilian national treasury and certain other functions assigned to it by law; (ii) extend financing in respect of governmental interests and execute certain official programs through the application of federal government funds or funds of any other nature; and (iii) render guarantees in favor of the federal government, and any of the transactions above should comply with the provisions of the Bank's by-laws.

Relationship with the Central Bank

The Bank's by-laws currently provide that it may be required to perform certain duties, services and transactions by the Central Bank.

Loans and Advances

The Bank maintains a conservative internal policy with respect to the granting of loans and has established more stringent restrictions than those which are legally required. The Bank complies with the provisions of Resolution No. 2,844/01, which prohibits financial institutions from granting loans and advances to any individual or legal entity, or group of persons representing a common economic interest, in an amount that exceeds 25% of its reference net worth (see "Regulation of the Brazilian Banking Industry—Regulation Applicable to the Brazilian Banking Industry—Limitations and Restrictions on Financial Institutions"). It should be noted that risk in request of credit granted by the Brazilian national treasury, is not included in the limit imposed by Resolution No. 2,844/01, because such credit does not comprise part of the Bank's assets. In this type of lending transaction, the Bank acts only as financial agent.

In the government market, the federal government is the Bank's largest client, together with Brazilian states, the Federal District and municipalities, and their respective directly or indirectly related entities. Through the Bank's role as credit agent, it provides funds to the federal government to invest in public policies.

Credit Programs

The Bank acts as financial agent for BNDES and several of its programs, aimed at generating development, employment and income. As of December 31, 2006, the funds raised for such purposes totaled R$4.7 billion and encompassed transactions ranging from agribusiness to Brazilian exports. In addition, the Bank is one of the main financial agents of BNDES, and allocates a significant portion of funds to finance micro enterprises, and to small- and medium-sized companies.

On December 31, 2006, the volume of the Bank's operations based on funds from FAT was approximately R$18.1 billion, of which R$9.1 billion have been onlent to the agricultural sector (under the PROGER-Rural and PRONAF programs) and R$6.0 billion have been onlent to urban projects (under the PROGER-Urbano program), while the remaining R$3.0 billion was intended for various other purposes.

The FINAME program, which aims to finance machinery and equipment, is included among the programs under which the Bank onlends financial funds. As of December 31, 2006, the total of funds onlent under the FINAME program was R$6.0 billion. This amount represents a liability vis-à-vis BNDES.

The Bank administers and acts as financial agent for the FCO, the constitutional financing fund created by Law No. 7,827/89 to contribute to the economic and social development of the Brazilian midwest region, by means of establishing financing programs for various economic sectors, including agriculture, cattle raising, agribusiness, mining, tourism, trade and services. As of December 31, 2006, the volume of funds directed to these programs was R$6.0 billion, accounted for as subordinated debt due to their long-term nature with lower collection priority. See "Business".

Agricultural Policy

The Bank is largely responsible for implementing much of the federal government's agricultural policy, which encompasses not only lending but also minimum price support programs for staple crops (such as beans, rice, wheat, potatoes, tomatoes and coffee), as well as the storage of such crops.

The volume of funds raised and directed to agricultural credit as of December 31, 2006, totaled R$3.0 billion. From that amount, R$2.7 billion had been directed to the Pronaf, the Brazilian program for the advancement of family-run agriculture. In addition, R$673.5 million had been raised through the Funcafé, the Brazilian coffee sector fund.

The interest rates that agricultural borrowers are charged under federal government programs are lower than the Bank's costs for obtaining and onlending such funds. As a result, the Bank is in constant negotiations with the federal government for payment of the difference between funding costs and lending rates. As of September 30, 2007, the volume of equalization totaled R$1.2 billion.

Foreign Trade Financing

The Bank is the Brazilian national treasury's financial agent for the Brazilian export financing program ("*Programa de Financiamento às Exportações*" or "PROEX"), which in addition to providing funds for financing, the PROEX operates the interest rate equalization system. The Bank operates in financing solely to onlend funds from the federal government to export companies. The Brazilian national treasury equalizes part of the interest rates charged on export financing transactions carried out by banks operating in foreign trade, and in this area the Bank also operates as commercial bank. As of September 30, 2007, the Bank's disbursements under the PROEX-financing program was R$241.2 million and involved 297 companies. The PROEX-equalization issued securities amounting to R$120.9 million, thus involving 30 companies. The international trade has a significant role to the Bank's strategies. See "Business—Foreign Exchange Market Share".

Tax Collections and Benefit Payments

The Bank participates in the collection of federal, state and municipal taxes and levies, and effects the payment of social security and other social benefits.

In 2006, the Bank was the main collecting agent for the INSS and for the SRF. During 2006, the Bank collected approximately 14.3 million benefit payment slips known as *Guias da Previdência Social—GPS*, in the total amount of R$ 36.9 billion, which represent 30.7% of the total amount collected by the INSS.

In terms of federal government tax collection, the Bank collected 21.6 million payment slips, in the total amount of R$ 85.8 billion (and representing 22.7% of the total amount of federal taxes collected. State and municipal taxes collected totaled 60.4 million payments, in the total amount of R$ 76.1 billion.

Public Bonds and Securities

On September 30, 2007, the Bank held securities worth R$72.5 billion, of which a total of 93.2% or R$67.6 billion consisted of federal government bonds and securities, in particular Financial Treasury Bills worth R$40.6 billion, and Brazilian Treasury Notes in the principal amount of R$10.6 billion for the period.

Management of Public Funds

The Bank has investment funds directed solely at the public sector. These products cater to this market segment in terms of satisfying the need for low risk credit, daily liquidity and adequate profitability. In 2006, public funds managed by the Bank amounted to approximately R$26.9 billion, reaching R$36.1 billion as of September 30, 2007.

Related party transactions

The Bank's transactions with related parties are set forth below:

	As of December 31, 2005		As of December 31, 2004	
	Assets (Liabilities)	Revenues (Expenses)	Assets (Liabilities)	Revenues (Expenses)
	(In thousands of reais)			
Cash equivalents	4,947	—	1,406	—
Foreign subsidiaries	4,947	—	1,406	—
Liquidity interbank investments	3,462,333	285,449	285,885	301,004
Foreign subsidiaries	2,936,388	216,762	—	262,381
BB-Banco de Investimento S.A.	—	—	—	2,995
BB-Leasing S.A.—Arrendamento Mercantil	445,945	68,687	265,762	35,628
BB-Banco Popular do Brasil S.A.	80,000	—	20,100	—
Dollar Diversified Payment Rights Finance Company	—	—	23	—
Securities	176,171	—	107,334	(3,748)
Foreign subsidiaries	—	(4,012)	—	—
BB-Banco de Investimento S.A.	7	—	439	—
BB-Leasing S.A.—Arrendamento Mercantil	—	—	9,394	—
BB-Administração de Ativos—DTVM S.A.	—	(59)	—	(1,205)
BB-Corretora de Seguros e Administradora de Bens S.A.	—	—	—	(1,485)
BB-Administradora de Cartões de Crédito S.A.	—	(2,843)	—	(320)
Brasil Aconselhamento Financeiro S.A.	—	—	—	(335)
BB-Administradora de Consórcios S.A.	—	(1,110)	—	(403)
Dollar Diversified Payment Rights Finance Company	176,164	—	97,501	—
Credit transactions	92,820	364,845	68,593	606,580
Foreign subsidiaries	—	1,278	—	1,665
BB-Leasing S.A.—Arrendamento Mercantil	69,464	13,259	68,216	9,540
BB-Administração de Ativos—DTVM S.A.	386	350,308	377	595,375
Cobra Tecnologia S.A.	22,970	—	—	—
Other credits	591,565	—	554,161	—
BB-Banco de Investimento S.A.	277,692	—	211,667	—
BB-Leasing S.A.—Arrendamento Mercantil	2,644	—	3,106	—
BB-Administração de Ativos—DTVM S.A.	148,380	—	168,523	—
BB-Administradora de Cartões de Crédito S.A.	269	—	10,108	—
BB-Corretora de Seguros e Administradora de Bens S.A.	79,810	—	63,889	—
Cobra Tecnologia S.A.	711	—	1,100	—
BB-Banco Popular do Brasil S.A.	13,579	—	21,728	—
BB-Administradora de Consórcios S.A.	1,623	—	3,572	—
Brasil Aconselhamento Financeiro S.A.	100	—	119	—
BB-Tur Viagens e Turismo Ltda	14,917	—	3,914	—
Ativos S.A.	51,604	—	305	—
Dollar Diversified Payment Rights Finance Company	2	—	3	—
Nikkei Remittance Rights Finance Company	51,604	—	66,127	—
Demand deposits	(6,007)	—	(5,499)	—
Foreign subsidiaries	(95)	—	(156)	—
BB-Banco de Investimento S.A.	(112)	—	(97)	—
BB-Leasing S.A.—Arrendamento Mercantil	(32)	—	(54)	—
BB-Administração de Ativos—DTVM S.A.	(556)	—	(101)	—

	As of December 31, 2005		As of December 31, 2004	
	Assets (Liabilities)	Revenues (Expenses)	Assets (Liabilities)	Revenues (Expenses)
	(In thousands of reais)			
BB-Administradora de Cartões de Crédito S.A.	(42)	—	(126)	—
BB-Corretora de Seguros e Administradora de Bens S.A.	(806)	—	(938)	—
BB-Tur Viagens e Turismo Ltda	(3,540)	—	(3,582)	—
Cobra Tecnologia S.A.	(775)	—	(420)	—
Brasil Aconselhamento Financeiro S.A.	(21)	—	(12)	—
BB-Administradora de Consórcios S.A.	(2)	—	—	—
Ativos S.A.	(26)	—	(13)	—
Interbank deposits	(9,450,135)	—	(7,614,510)	—
Foreign subsidiaries	(9,450,135)	—	(7,614,510)	—
Open market funding	(1,052,577)	(177,821)	(1,307,089)	(89,641)
Foreign subsidiaries	(47,363)	—	(53,576)	—
BB-Banco de Investimento S.A.	(296,491)	(81,413)	(529,697)	(20,467)
BB-Leasing S.A.—Arrendamento Mercantil	—	(257)	(1,688)	(136)
BB-Administração de Ativos—DTVM S.A.	(362,600)	(61,545)	(329,048)	(42,612)
BB-Administradora de Cartões de Crédito S.A.	(132,790)	(2,518)	(186,111)	(4,632)
BB-Corretora de Seguros e Administradora de Bens S.A.	(168,563)	(22,465)	(144,318)	(16,745)
Cobra Tecnologia S.A.	—	—	—	—
BB-Banco Popular do Brasil S.A.	(15,008)	(6,866)	(47,048)	(3,668)
BB-Administradora de Consórcios S.A.	(21,130)	(2,089)	(10,133)	(468)
Brasil Aconselhamento Financeiro S.A.	(6,594)	(215)	(5,470)	—
BB-Tur Viagens e Turismo Ltda	(2,038)	1,453	—	(913)
Funds from acceptances and issuance of securities	(30,154)	—	(83,403)	—
Foreign subsidiaries	(30,154)	—	(83,403)	—
Borrowings	(2,963,122)	10,576	(3,104,347)	(15,195)
Foreign subsidiaries	(2,963,122)	10,576	(3,104,347)	(15,195)
Foreign onlendings	(587,075)	—	(740,377)	(17,862)
Foreign subsidiaries	(587,075)	—	(740,377)	(17,862)
Derivative financial instruments	(1,190)	30,114	(30,107)	2,193
Foreign subsidiaries	(736)	27,246	(29,584)	—
BB-Banco de Investimento S.A.	—	1,372	(417)	200
BB-Leasing S.A.—Arrendamento Mercantil	—	1,496	—	2,314
BB-Administradora de Cartões de Crédito S.A.	(41)	—	(101)	—
BB-Corretora de Seguros e Administradora de Bens S.A.	—	—	—	(321)
BB-Administradora de Consórcios S.A.	(413)	—	(5)	—
Other obligations	(3,210,121)	—	(604,340)	—
Foreign subsidiaries	(498,061)	—	(573,918)	—
BB-Leasing S.A.—Arrendamento Mercantil	(23)	—	(38)	—
BB-Administradora de Cartões de Crédito S.A.	(47,806)	—	—	—
BB-Administração de Ativos—DTVM S.A.	(5,098)	—	(4,746)	—
Cobra Tecnologia S.A.	(81,421)	—	(20,385)	—
BB-Tur Viagens e Turismo Ltda	(263)	—	(5,253)	—
BB-Banco Popular do Brasil S.A.	(1,720)	—	—	—

	As of December 31, 2005		As of December 31, 2004	
	Assets (Liabilities)	Revenues (Expenses)	Assets (Liabilities)	Revenues (Expenses)
	(In thousands of reais)			
Dollar Diversified Payment Rights Finance Company	(2,425,281)	—	(2,963,793)	—
Nikkei Remittance Rights Finance Company	(150,448)	—	(383,621)	—
Refund of costs	—	—	—	(4,226)
BB-Administração de Ativos—DTVM S.A.	—	—	—	(4,226)
Other operating revenues	—	32,962	—	72,415
Foreign subsidiaries	—	4,780	—	54,266
BB-Banco de Investimento S.A.	—	14,218	—	2,596
BB-Administração de Ativos—DTVM S.A.	—	10,232	—	4,587
BB-Administradora de Cartões de Crédito S.A.	—	—	—	5,876
BB-Corretora de Seguros e Administradora de Bens S.A.	—	388	—	5,056
BB-Tur Viagens e Turismo Ltda	—	—	—	34
Ativos S.A.	—	1,802	—	—
Dollar Diversified Payment Rights Finance Company	—	1,542	—	—
Other operating or administrative expenses	—	(181,098)	—	(94,103)
BB-Administração de Ativos—DTVM S.A.	—	(10,152)	—	(8,870)
BB-Banco Popular do Brasil S.A.	—	(9,068)	—	—
BB-Administradora de Cartões de Crédito S.A.	—	(16)	—	(62)
Brasil Aconselhamento Financeiro S.A.	—	(9,950)	—	(9,950)
Ativos S.A.	—	—	—	(986)
Cobra Tecnologia S.A.	—	(56,039)	—	(74,235)
BB-Tur Viagens e Turismo Ltda.	—	(4)	—	—
Dollar Diversified Payment Rights Finance Company	—	(88,475)	—	—
Nikkei Remittance Rights Finance Company	—	(7,394)	—	—

* "Other credits" comprises amounts receivable from affiliates, and dividends and interest on stockholders' equity receivables.
* Operations carried out between companies participating in the consolidation were excluded.

	As of December 31, 2006	
	Assets (Liabilities)	Revenues (Expenses)
	(In thousands of reais)	
Cash equivalents	125	—
Foreign subsidiaries	125	—
Liquidity interbank investments	1,902,091	510,758
Foreign subsidiaries	1,027,692	379,612
BB-Banco de Investimento S.A.	—	29,899
BB-Leasing S.A.—Arrendamento Mercantil	773,614	100,689
BB-Banco Popular do Brasil S.A.	100,785	558
Securities	723	1,852
Foreign subsidiaries	—	2,405
BB-Banco de Investimento S.A.	35	—
BB-Leasing S.A.—Arrendamento Mercantil	688	—
BB-Administração de Ativos—DTVM S.A.	—	(123)
BB-Administradora de Cartões de Crédito S.A.	—	(430)
BB-Administradora de Consórcios S.A.	—	—
Dollar Diversified Payment Rights Finance Company	—	—

	As of December 31, 2006	
	Assets (Liabilities)	Revenues (Expenses)
	(In thousands of reais)	
Credit transactions	69,007	8,592
Foreign subsidiaries	—	2,114
BB-Leasing S.A.—Arrendamento Mercantil	68,573	6,306
BB-Administração de Ativos—DTVM S.A.	434	172
Cobra Tecnologia S.A.	—	—
Other credits	809,012	—
BB-Banco de Investimento S.A.	316,002	—
BB-Leasing S.A.—Arrendamento Mercantil	19,959	—
BB-Administração de Ativos—DTVM S.A.	170,943	—
BB-Administradora de Cartões de Crédito S.A.	3	—
BB-Corretora de Seguros e Administradora de Bens S.A.	82,844	—
Cobra Tecnologia S.A.	679	—
BB-Banco Popular do Brasil S.A.	3,997	—
BB-Administradora de Consórcios S.A.	14,071	—
Brasil Aconselhamento Financeiro S.A.	—	—
BB-Tur Viagens e Turismo Ltda.	19,645	—
Ativos S.A.	167	—
Dollar Diversified Payment Rights Finance Company	180,702	—
Nikkei Remittance Rights Finance Company	—	—
Demand deposits	(50,628)	—
Foreign subsidiaries	(278)	—
BB-Banco de Investimento S.A.	(4,450)	—
BB-Leasing S.A.—Arrendamento Mercantil	(23)	—
BB-Administração de Ativos—DTVM S.A.	(1,780)	—
BB-Administradora de Cartões de Crédito S.A.	(21)	—
BB-Corretora de Seguros e Administradora de Bens S.A.	(177)	—
BB-Tur Viagens e Turismo Ltda.	(272)	—
Cobra Tecnologia S.A.	(43,185)	—
Brasil Aconselhamento Financeiro S.A.	—	—
BB-Administradora de Consórcios S.A.	(12)	—
Ativos S.A.	(430)	—
Interbank deposits	(9,878,433)	—
Foreign subsidiaries	(9,878,433)	—
Open market funding	(1,045,077)	(117,752)
Foreign subsidiaries	(82,806)	—
BB-Banco de Investimento S.A.	(125,987)	(29,595)
BB-Leasing S.A.—Arrendamento Mercantil	(26,749)	(243)
BB-Administração de Ativos—DTVM S.A.	(445,770)	(53,825)
BB-Administradora de Cartões de Crédito S.A.	(116,475)	(6,193)
BB-Corretora de Seguros e Administradora de Bens S.A.	(174,321)	(20,460)
BB-Banco Popular do Brasil S.A.	(11,595)	(3,719)
BB-Administradora de Consórcios S.A.	(36,351)	(3,717)
Brasil Aconselhamento Financeiro S.A.	—	—
BB-Tur Viagens e Turismo Ltda.	—	—
Cobra Tecnologia S.A.	(25,023)	—
Funds from acceptances and issuance of securities	(32,924)	—

	As of December 31, 2006	
	Assets (Liabilities)	Revenues (Expenses)
	(In thousands of reais)	
Foreign subsidiaries	(32,924)	—
Borrowings	(1,533,056)	(4,908)
Foreign subsidiaries	(1,533,056)	(4,908)
Foreign onlendings	(3,344,496)	—
Foreign subsidiaries	(3,344,496)	—
Derivative financial instruments	(2,920)	788
Foreign subsidiaries	(632)	—
BB-Banco de Investimento S.A.	—	35
BB-Leasing S.A.—Arrendamento Mercantil	—	712
BB-Administradora de Cartões de Crédito S.A.	(265)	41
BB-Corretora de Seguros e Administradora de Bens S.A.	(1,466)	—
BB-Administradora de Consórcios S.A.	(557)	—
Other obligations	(993,394)	—
Foreign subsidiaries	(349,647)	—
BB-Leasing S.A.—Arrendamento Mercantil	(7)	—
BB-Administradora de Cartões de Crédito S.A.	(48,409)	—
BB-Administração de Ativos—DTVM S.A.	(68)	—
Cobra Tecnologia S.A.	(13,517)	—
BB-Tur Viagens e Turismo Ltda.	(4,445)	—
BB-Banco Popular do Brasil S.A.	(1,748)	—
Dollar Diversified Payment Rights Finance Company	(575,553)	—
Nikkei Remittance Rights Finance Company	—	—
Other operating revenues	—	28,686
Foreign subsidiaries	—	572
BB-Banco de Investimento S.A.	—	16,144
BB-Administração de Ativos—DTVM S.A.	—	8,426
BB-Administradora de Cartões de Crédito S.A.	—	159
BB-Corretora de Seguros e Administradora de Bens S.A.	—	2,484
BB-Tur Viagens e Turismo Ltda.	—	100
Ativos S.A.	—	—
BB Administradora de Consórcios S.A.	—	452
Cobra Tecnologia S.A.	—	349
Dollar Diversified Payment Rights Finance Company	—	—
Other operating or administrative expenses	—	(40,458)
BB-Administração de Ativos—DTVM S.A.	—	(1,583)
BB-Banco Popular do Brasil S.A.	—	(11,319)
BB-Administradora de Cartões de Crédito S.A.	—	—
BB-Administradora de Consórcios S.A.	—	(66)
Brasil Aconselhamento Financeiro S.A.	—	—

* "Other credits" comprises amounts receivable from affiliates, and dividends and interest on stockholders' equity receivables.
* Operations carried out between companies participating in the consolidation were excluded.

	As of September 30, 2007		As of September 30, 2006	
	Assets (Liabilities)	Revenues (Expenses)	Assets (Liabilities)	Revenues (Expenses)
	(In thousands of reais)			
Cash equivalents	140	—	158	—
Foreign Subsidiaries	140	—	158	—
Liquidity interbank investments	4.145.265	31.237	3.454.048	—
Foreign Subsidiaries	2.758.661	—	1.632.057	—
BB-Leasing S.A.—Arrendamento Mercantil	907.424	26.605	710.782	—
BB-Banco Popular do Brasil S.A.	100.423	255	100.496	—
BB-Banco de Investimento S.A.	378.757	4.377	1.010.713	—
Securities	—	—	—	(324)
BB-Administradora de Cartões de Crédito S.A.	—	—	—	(324)
Credit Transactions	67.294	1.815	9.289	—
BB-Leasing S.A.—Arrendamento Mercantil	66.855	1.778	8.870	—
BB-Administração de Ativos—DTVM S.A.	439	37	419	—
Outros créditos	220.924	—	55.778	—
Foreign Subsidiaries	73	—	—	—
BB-Banco de Investimento S.A.	1.096	—	882	—
BB-Leasing S.A.—Arrendamento Mercantil	2.476	—	3.436	—
BB-Administração de Ativos—DTVM S.A.	3.088	—	3.750	—
BB-Administradora de Cartões de Crédito S.A.	170	—	170	—
BB-Corretora de Seguros e Administradora de Bens S.A.	29.358	—	25.157	—
Cobra Tecnologia S.A.	743	—	672	—
BB-Banco Popular do Brasil S.A.	3.998	—	4.308	—
BB-Administradora de Consórcios S.A.	756	—	705	—
BB-Tur Viagens e Turismo Ltda.	19.071	—	16.553	—
Ativos S.A.	610	—	145	—
Dollar Diversified Payment Rights Finance Company	159.485	—	—	—
Demand Deposits	(27.783)	—	(10.444)	—
Foreign Subsidiary	(13.263)	—	(355)	—
BB-Banco de Investimento S.A.	(1.182)	—	(1.714)	—
BB-Leasing S.A.—Arrendamento Mercantil	(916)	—	(184)	—
BB-Administração de Ativos—DTVM S.A.	(2.620)	—	(2.764)	—
BB-Banco Popular do Brasil S.A.	—	—	(16)	—
BB-Administradora de Cartões de Crédito S.A.	(10)	—	(9)	—
BB-Corretora de Seguros e Administradora de Bens S.A.	(812)	—	(825)	—
BB-Tur Viagens e Turismo Ltda.	(459)	—	(3.427)	—
Cobra Tecnologia S.A.	(8.008)	—	(948)	—
Ativos S.A.	(147)	—	(51)	—
BB-Administradora de Consórcios S.A.	(366)	—	(151)	—
Interbank Deposits	(13.832.092)	129,523	5.421.599	—
Foreign Subsidiaries	(13.832.092)	129,523	5.421.599	—
Repurchase Agreements	(783.186)	(24,455)	(756.534)	(10.495)
Foreign Subsidiaries	(79.542)	931	(83.107)	—
BB-Banco de Investimento S.A.	(212)	(92)	(4.891)	—

	As of September 30, 2007		As of September 30, 2006	
	Assets (Liabilities)	Revenues (Expenses)	Assets (Liabilities)	Revenues (Expenses)
BB-Leasing S.A.—Arrendamento Mercantil	—	(355)	(5.089)	—
BB-Administração de Ativos—DTVM S.A.	(367.255)	(12.381)	(336.439)	—
BB-Administradora de Cartões de Crédito S.A.	(109.725)	(4.579)	(119.620)	(4.524)
BB-Corretora de Seguros e Administradora de Bens S.A.	(164.881)	(4.099)	(159.485)	(4.937)
Cobra Tecnologia S.A.	(980)	—	(948)	—
BB-Banco Popular do Brasil S.A.	(29.234)	(974)	(20.158)	—
BB-Administradora de Consórcios S.A.	(31.357)	(1.040)	(26.797)	(1.034)
BB Tur Viagens e Turismo Ltda.	—	(4)	—	—
Funds from bills of exchange, real estate bills, mortgages and debentures	(34.000)	—	(35.860)	—
Foreign Subsidiaries	(34.000)	—	(35.860)	—
Borrowings and onlendings	(3.910.226)	393	(1.013.090)	—
Foreign Subsidiaries	(3.910.226)	393	(1.013.090)	—
Foreign Borrowings and onlendings	(3.313.949)	23,424	(267.779)	—
Foreign Subsidiaries	(3.313.949)	23,424	(267.779)	—
Financial Instruments and Derivatives	(2,072)	1,973	(2.013)	41
Foreign Subsidiaries	(2.554)	940	(476)	—
BB-Leasing S.A.—Arrendamento Mercantil	4	20	616	—
BB-Corretora de Seguros e Administradora de Bens S.A.	(1.318)	—	(1.558)	—
BB-Administradora de Consórcios S.A.	(295)	—	(389)	—
BB Administradora de Cartões de Crédito S.A.	(192)	331	(206)	41
BB Investimento	1.319	682	—	—
Other Obligations	(1.325,742)	—	(1.240.938)	—
Foreign Subsidiaries	(136.554)	—	(361.231)	—
BB-Leasing S.A.—Arrendamento Mercantil	(6)	—	(8)	—
BB Administração de Ativos—DTVM S.A.	(53)	—	(243.868)	—
BB Administradora de Cartões de Crédito S.A.	(48.559)	—	(48.036)	—
BB Banco Popular do Brasil S.A.	(1.563)	—	(1.766)	—
BB Tur Viagens e Turismo Ltda.	(4.144)	—	(3.509)	—
Cobra Tecnologia S.A.	(8.362)	—	(19.529)	—
Dollar Diversified Payments Rights Finance Company	(1.126.501)	—	(562.991)	—
Other operational revenues	—	13.617	—	3.362
Ativos S.A.	—	149	—	798
BB Administradora de Consórcios S.A.	—	303	—	251
BB Investimento	—	8.188	—	—
BB Administração de Ativos—DTVM S.A.	—	4.431	—	—
BB Corretora de Seguros e Administradora de Bens S.A.	—	212	—	1.904
BB Tur Viagens e Turismo Ltda.	—	308	—	21
Cobra Tecnologia S.A.	—	26	—	388
Other operational expenses	—	(32.761)	—	(33.979)
BB Administração de Ativos—DTVM S.A.	—	—	—	—
BB Administradora de Consórcios S.A.	—	(26)	—	(43)
BB Banco Popular do Brasil S.A.	—	(4.991)	—	—
BB Tur Viagens e Turismo Ltda.	—	—	—	(573)
Cobra Tecnologia S.A.	—	(27.744)	—	(33.363)

* "Other credits" comprises amounts receivables from affiliates, and dividends and interest on shareholder's equity receivables.
* Transactions performed between companies included in the consolidation were eliminated.

Description of capital stock

GENERAL

The Bank is incorporated as a publicly traded corporation (*sociedade anônima aberta*). It is a multiple-service bank and is governed by applicable law as well as by its own by-laws. The Bank is incorporated for an undetermined period. The Bank has its head offices located in the city of Brasilia, but may open and close branches, subsidiaries, agencies, offices and other points of service in other locations in Brazil or abroad.

Common Shares

As of the date of this offering memorandum, the Bank's outstanding capital stock was R$12,710,692,615.95, composed of 2,475,949,269 common, registered and book-entry shares, with no par value.

The Bank may, subject to the vote of a general shareholders' meeting and according to the conditions determined thereby, increase its capital up to the limit of R$30 billion through the issuance of common shares. The shareholders have a right of first refusal to subscribe capital increases in proportion to the number of their shares, except for subscription rights of bondholders and for issuance of shares for a public sale on a stock exchange or for public subscription, or share exchange in a tender offer for acquisition of control. According to its by-laws, the Bank may not issue preferred shares, debentures or beneficiary shares.

In the event of liquidation, shareholders will only receive their share of the assets after the payment of all liabilities.

Treasury Shares

On the date of this offering memorandum, the Bank did not hold any common shares in treasury.

HISTORY OF CAPITAL STOCK

Ordinary and Extraordinary General Shareholders' Meetings Held on April 22, 2003

At the ordinary and extraordinary general shareholders' meetings held on April 22, 2003, the shareholders of the Bank approved the increase of the Bank's capital stock by R$930,644,599.08, from R$7,435,544,127.65 to R$8,366,188,726.73, composed of 743,275,506,498 common shares with no par value. This capital increase was carried out without the issuance of new shares and was paid-up with the balance accounted for in the "expansion reserve account" (*reserva para expansão*) created on December 31, 2001.

Ordinary and Extraordinary General Shareholders' Meetings Held as of December 22, 2004

At the ordinary and extraordinary general shareholders' meetings held as of December 22, 2004, the shareholders of the Bank approved the increase of the Bank's capital stock by R$1,497,964,688.44, as a result of a private issuance of shares and a public offer to redeem subscription warrants. As a result, the Bank's capital stock increased to R$9,864,153,395.17, composed of 810,617,415 common book-entry shares with no par value.

Extraordinary General Shareholders' Meeting Held on April 26, 2005

At the extraordinary general shareholders' meetings held on April 25, 2005, the shareholders of the Bank approved a capital increase, without the issuance of new common shares, in the amount of R$933,183,385.66, with funds from the "expansion reserve account". As a result, the share capital of the Bank at that time increased to R$10,797,336,780.83, composed of 810,617,415 common book-entry shares with no par value.

Extraordinary General Shareholders' Meeting Held on April 28, 2006

At the extraordinary general shareholders' meetings held on April 28, 2006, the shareholders of the Bank approved a capital increase, without the issuance of new shares, in the amounts of R$806,398,215.95, with funds from its "expansion reserve account", and R$4,777,816.59 with funds from its "capital reserve account" (*reserva de capital*). As a result, the share capital of the Bank at that time increased to R$11,608,512,813.37, composed of 810,617,415 common book-entry share with no par value.

Extraordinary General Shareholders' Meeting Held on August 24, 2006

At the extraordinary general shareholders' meeting held on August 24, 2006, the shareholders of the Bank approved the increase in capital stock and number of shares, arising from the exercise of the Series B Subscription Warrants. As a result, the share capital of the Bank at that time increased to R$11,912,895,138.17, composed of 825,316,423 common book-entry shares with no par value.

Extraordinary General Shareholders' Meeting Held on April 25, 2007

At the extraordinary general shareholders' meeting held on April 25, 2007, the shareholders of the Bank approved (i) the split of the Bank's common shares at the ratio of 1:3, granting two new shares per share held by existing shareholders; and (ii) the capitalization of R$442,159,945.41, recorded in the Bank's expansion reserve account, and the amount of R$355,637,532.37, recorded in the Bank's capital reserve account, without the issuance of new shares. As a result, the share capital of the Bank at that time increased to R$12,710,692,615.95, composed of 2,475,949,269 common book-entry shares with no par value.

Corporate Transformation and Restructuring

In the last five years there has been no relevant corporate transformation and/or restructuring involving the Bank.

Subscription Warrants

On June 17, 1996, the ordinary general shareholders' meeting approved the distribution of warrants in the proportion of one warrant for each share held by the shareholders, in three series, A, B and C, respectively corresponding to 20%, 30% and 50% of the capital at that time. The period for exercising the Series A and B Warrants has already elapsed. On July 7, 2002, the ordinary general shareholders' meeting approved the conversion the Bank's Series B (already expired) and C Warrants using the same method used to convert the Bank's then preferred shares into common shares. Accordingly, each Series B and C Warrantholder has the right to subscribe 1.043933 common share (0.56067 common shares plus the product of 0.43933 preferred shares multiplied by 1.1) during the applicable periods. As of April 25, 2007, the extraordinary general shareholders' meeting approved the split of the Bank's common shares at the ratio of one to three (1:3) so that two new shares were granted to each share previously held. With this change, each Series C subscription warrant, which original exercise is scheduled for the period from March 31 to June 30, 2011, shall be entitled to subscribe 3.131799 common shares. At a meeting held on September 17, 2007, the board of directors resolved to submit the acceleration of the exercise of

subscription between November 1, 2007 and November 30, 2007 by the holders of Series C Warrants for common shares for shareholders' approval. On October 23, 2007, the Bank's shareholders approved this acceleration and holders of 21,148,315 of the total 27,028,746 Series C Warrants subscribed for 66,232,261 subscription receipts (under the symbol "BBAS11"), which will later be converted into 66,232,261 common shares after the approval by the Bank's shareholders of a corresponding capital increase during a shareholders' meeting and confirmation of such capital increase by the Central Bank.

Considering that shareholders' equity interest in the Bank consists of 2,475,949,269 common shares, the approval of this capital increase and consequent issuance of new shares, which is expected to occur during the first six months of 2008, will result in an increase of the free-float of the Bank's common shares by approximately 2.1%, assuming the over-allotment option is not exercised, and also in a dilution of up to 2.7% of shareholders' equity interest.

Fractions of shares resulting from this conversion will be grouped together to form entire shares. In the future, the Bank will sell these shares in the market and the proceeds thereof will be distributed proportionally to the respective holders of such fractions of shares. Neither the fractions of shares nor any of the rights associated with such fractions of shares may be assigned. The average price of exercise, as adjusted by IGP-DI since June 17, 1996, was R$23.65 per warrant.

The acceleration of the exercise of subscription by the holders of Series C Warrants did not affect the original exercise term (from March 31, 2011 to June 30, 2011) of the remaining 5,880,431 Series C Warrants that have not yet been exercised.

Considering the already exercised Series C Warrants and the current shareholders' equity interest, the Federal government remains the Bank's controlling shareholder with an equity interest of approximately 66.9% of the Bank's common shares.

Debt Securities

Issue Date	Volume in US$ million	Term in years	Coupon (%)	Coupon frequency	Issue price	Return to investor (%)	Treasury spread	Rating	Program
June 9, 1997	200	10	9,375	Half-year	99,2190	9,500	287	Ba3	GMTN
August 10, 2001	300	5	7,875	Quarterly	99,6850	7,990	375	BBB	Dekasseguis
December 27, 2001	450	7	7,890	Quarterly	100,0000	7,890	325	BBB/Baa1	MT100
July 3, 2002	300	7	L3M+0,60	Quarterly	100,0000	5,013	266[1]	AAA/Aaa	MT100
September 11, 2002	40	7	7,890	Quarterly	100,0000	7,890	489	BBB/Baa1	MT100
March 17, 2003	120	7	7,260	Quarterly	100,0000	7,260	450	BBB/Baa1	MT100
July 10, 2003	178	8	5,911	Quarterly	100,0000	5,955	350	BBB+/Baa1	Visanet
July 10, 2003	45	8	4,777	Quarterly	95,0000	5,955	350	BBB+/Baa1	Visanet
December 19, 2003	250	10	6,550	Quarterly	100,0000	6,550	292	BBB/Baa1	MT100
September 20, 2004	300	10	8,500	Half-year	99,1740	8,625	447	Baa1	Subordinated debt
December 17, 2004	73[2]	3	zero-coupon	—	62,0385	17,250	180[3]	—	GMTN
January 23, 2006	500	Perpetual	7,950	Quarterly	100,0000	7,950	—	Ba1	Perpetual Securities
July 18, 2007[4]	187	10	9,75	Half-year	100,0000	9,75	450	—	GMTN

(1) 492 basis points plus Libor.

(2) value in US$ dollars equivalent to R$200 million, as converted by to the exchange rate of R$2.75080 per US$1.00.

(3) Preliminary calculation in *reais* with swap for U.S. dollars.

(4) Amount in US dollar equivalent to R$ 350.0 million, as converted by the exchange rate of US$ 1.87166 per US$ 1.00

BUSINESS PURPOSE

The Bank's business purpose encompasses all active, passive and related banking activities, the rendering of banking services, intermediation and financial supply in its various forms, and the exercise of any activities authorized for institutions that make up the Brazilian financial system. Further, the Bank may act in the commercialization of agribusiness products and incentive the sale and purchase of goods produced, or serve as an agent in the execution of the federal government's financial and credit policies. Administration of third party resources must be done through the contracting of a subsidiary company or a company controlled by the Bank.

SHAREHOLDER RIGHTS

In accordance with Brazilian Corporation Law, neither the Bank's by-laws nor the general shareholders' meetings may deprive shareholders of their right to:

- share in the Bank's profits;
- in the event of the liquidation of the Bank, to participate in the distribution of any remaining assets in proportion to their share in the Bank's capital stock;
- monitor the management of the Bank as per Brazilian Corporation Law;
- exercise their right of first refusal in the subscription of future capital increases, except in certain circumstances as set forth in Brazilian Corporation Law; and
- withdraw from the Bank's share capital in the cases set forth in Brazilian Corporation Law, including merger and spin-off.

Pursuant to Brazilian Corporation Law, in the event of the sale of control of the Bank, all shareholders have the right to tender their shares to the acquirer. Upon sale of control, shareholders may still sell their shares at a price at least equal to 80% of the price paid per common share of the controlling block. However, the by-laws of the Bank currently reflect *Novo Mercado* rules, which require that 100% of the price paid per controlling share be extended to all shareholders in the event of a sale of control.

Each share confers upon its holder the following rights, advantages and privileges: (i) the right to receive, every six months, and in the proportion of their share of Bank's capital, a mandatory dividend equivalent to 25% of net profit during the year, adjusted as per Article 202 of the Brazilian Corporation Law; (ii) the right to receive dividends and all other rights inherent to common shares issued by the Bank that are declared as of the settlement date of this offering; and (iii) the right to vote in deliberations of the general shareholders' meetings, except in the event of the adoption of a multiple vote for election of members of the board of directors; (iv) in the event of the sale of control of the Bank, by means of one or successive transactions, the right to sell its shares in the same conditions granted to the controlling shareholder; and (v) all other rights applicable to the Bank's common shares under the rules of the *Novo Mercado*, the Bank's by-laws and the Brazilian Corporation Law.

The Bank's common shares held by the Selling Shareholders are listed on the *Novo Mercado* segment of the BOVESPA under code "BBAS3".

As per the contract signed with the BOVESPA on May 31, 2006 to list the Bank's common shares on the *Novo Mercado*, the Bank may not issue common shares without voting rights or with restricted voting rights.

General Shareholders' Meeting

At a regularly called and convened general shareholders' meeting of the Bank, its shareholders are authorized to decide on all business relating to the Bank and to make all deliberations that they judge to be appropriate to the interests of the Bank. It is exclusively up to the shareholders, in a general Ordinary shareholders' meeting, which must be held annually in the month of April, to discuss and vote on the audited financial statements and to determine the destination of net profit and the distribution of dividends from the immediately preceding year. Extraordinary general shareholders' meetings may be held simultaneously with the ordinary meetings, or at any other time. According to the terms of the Bank's by-laws and Brazilian Corporation Law, the shareholders of the Bank retain the exclusive ability to determine:

- the sale, in whole or in part, of the capital stock of the Bank or of its controlled companies;
- any increase in the Bank's capital through the subscription of new common shares;
- the waiver of any right to subscribe common shares or convertible debentures into shares of controlled companies;
- the sale of convertible debentures into common shares owned by the Bank issued by controlled companies;
- the issue of any other securities, in Brazil or abroad;
- any sale, merger or incorporation;
- any commutation of shares or other securities; and
- any practices, other than corporate governance practices and the signing of contracts for that purpose, with stock exchanges.

Quorum

As a general rule, Brazilian Corporation Law requires that the general shareholders' meeting begin with an initial call of only those shareholders holding a minimum of 25% of the Bank's capital with voting rights, followed by a second call that contains any number of shareholders holding shares with voting rights. If the shareholders have been called to deliberate on changes to the Bank's by-laws, the first quorum in the initial call must carry with it at least two-thirds of the common shares with voting rights, but in the second call, with any specified number of shares.

In general, the approval of any matter requires a majority of the common shares held by those shareholders appearing either personally or by means of a proxy, and abstaining votes are not considered in the calculation. However, the following matters require the approval of shareholders representing at least half of all the common shares, regardless of attendance:

- change in the Bank's corporate purpose;
- reduction of the minimum mandatory dividend;
- merger or amalgamation of the Bank into another company;
- spin-off;
- holding equity interest in a group of companies;
- termination of liquidation process; and
- dissolution.

The CVM may authorize a reduction in the required quorum set forth under Brazilian Corporation Law in the case of a publicly traded company with shares dispersed throughout the market if the last three meetings were conducted with the presence of shareholders representing less than half of the shares with voting rights.

Call

In accordance with Brazilian Corporation Law, the convening of the Bank's general shareholders' meetings is announced publicly at least three times in the Federal District Official Daily Gazette, as well as in another newspaper with general circulation, which in the case of the Bank are, *Gazeta Mercantil* in the City of São Paulo, *Correio Brasiliense* in the City of Brasilia and *Jornal do Comércio* in the City of Rio de Janeiro. The official call notice must be published at least 15 days prior to each general shareholders' meeting, unless a longer period is established under applicable law or regulation.

However, the CVM may, in specific circumstances, require that publication of the first call be made at least 30 days prior to the relevant general shareholders' meeting. Additionally, the CVM may, at the request of any shareholder, extend, for up to 15 days, the period prior to the call of the extraordinary general shareholders' meeting in order to understand and analyze the proposals to be submitted at the meeting. The call notice must contain the agenda, and if the Bank's by-laws are to be modified, a summary of the proposed amendments.

As of the date of publication of the call notice, the Bank must make adequate documentation available at its headquarters for shareholders deliberation, and it must send a copy of those documents to the BOVESPA.

Location of General Shareholders' Meeting

The general shareholders' meetings of the Bank are held at its corporate headquarters located at SBS, Quadra 01, Lote 32, Ed. Sede III—24th floor, in the Federal District. Brazilian Corporation Law also permits that the general shareholders' meetings may take place outside the headquarters in the event of *force majeure*, as long as they are held in Brasilia and the respective convocation contains an express and unequivocal indication of the location in which the general shareholders' meeting will take place.

Ability to Convene General Shareholders' Meetings

It is ordinarily the duty of the board of directors of the Bank to call for the general shareholders' meetings. The following parties and entities may also convene general shareholders' meetings:

- any shareholder, when the board of directors delays calling a general shareholders' meeting for more than 60 days, in the cases set forth under law or the Bank's by-laws;
- shareholders representing a minimum of 5% of the Bank's capital, in the event that the directors fail to convene, within eight days, a general shareholders' meeting requested by a duly documented request, which includes an notice of the matters to be discussed;
- shareholders that represent a minimum of 5% of voting capital, in the event that the directors do not respond to within a period of eight days, a request to convene a general shareholder's meeting, the purpose of which is to appoint members of the fiscal council;
- the fiscal council, in the event that the board of directors fails to convene the general shareholders' meeting for more than one month; and
- The fiscal council or the board of directors, whenever there are serious or urgent reasons to do so.

Proof of Shareholding and Representation

Those persons present at the general shareholders' meeting must prove that they are shareholders in order to exercise their voting rights.

The shareholders may be represented in the general shareholders' meeting by a proxy established during the previous year, who is a shareholder, manager of the Bank, attorney, or a financial institution. Investment funds must be represented by their administrator or by a proxy.

Impediments Placed on Management

Brazilian Corporation Law prohibits any board member or officer from:

- performing any act of charity at the cost of the Bank, except those that benefit the employees or community in which it participates, and that have been approved by the board of directors or by the executive board;
- receiving, by virtue of his or her position, any type of direct or indirect personal advantage from third parties not authorized by the Bank's by-laws or resolved in a general shareholders' meeting;
- taking resources or assets of the Bank as a loan or for the personal gain of a company in which that person has an interest, or for third parties, their goods, services or credit without prior authorization by the general shareholders' meeting or the board of directors;
- intervening in any business transactions that are in conflict of interest with the Bank, or in the deliberations of the other members of the board of directors in that regard;
- using, to his or her benefit or the benefit of third parties, commercial opportunities that he or she has knowledge of due to the exercise of the position;
- neglecting to exercise or protect the rights of the Bank, or, with the intent to obtain advantages for him or herself or for third parties, failing to take advantage of business opportunities in the interest of the Bank; and
- acquiring, for profitable resale, goods or rights that he or she knows are necessary for the Bank or that the Bank intends to acquire.

Withdrawal Rights

Those shareholders who dissent from certain decisions taken at the general shareholders' meeting may withdraw from the Bank and redeem the book value of their shares.

Under Brazilian Corporation Law, the withdrawal right may be exercised in the following circumstances, among others:

- spin-off (as described below);
- reduction of mandatory dividend;
- change in the Bank's corporate purpose;
- merger of the Bank into another Brazilian company, such that the Bank becomes a wholly-owned subsidiary; or, the acquisition by the Bank of all the shares of another Brazilian company such that company becomes a wholly-owned subsidiary of the Bank;
- acquisition of control of another company for a price that exceeds the limits established in the second paragraph of Article 256 of Brazilian Corporation Law;

- merger or amalgamation of the Bank into another company; or,
- hold equity interest in a group of companies.

Brazilian Corporation Law further provides that a spin-off will give rise to the right to withdraw only if there is a change in the Bank's corporate purpose, except when the separated equity is transferred to a company whose activity substantially coincides with the corporate purpose of the Bank; there is a reduction in the minimum mandatory dividend; or there is a participation in a group of companies, in the cases of:

- merger of the Bank or amalgamation, in which the Bank is absorbed by another company;
- participation in a group of companies;
- merger of all the common shares of the Bank into the equity of another Brazilian company, such that the Bank becomes a wholly-owned subsidiary, or acquisition by the Bank of all the shares of another Brazilian company such that that company becomes a wholly-owned subsidiary of the Bank; or
- acquisition of the control of another company for a price that exceeds the limits established in the second paragraph of Article 256 of Brazilian Corporation Law.

The shareholders of the Bank will not have the right to withdraw if their shares (i) are liquid, meaning they are listed on the BOVESPA's general index or the index of any other stock exchange, as defined by the CVM, and (ii) they are widely held such that the controlling shareholder, the controlling company or other commonly controlled companies hold less than 50% of the Bank's common shares.

The shareholders of the Bank will have the right to withdraw in the event of merger or spin-off if the resulting company does not obtain the publicly traded company register within a maximum period of 120 days, starting from the date of the general shareholders' meeting that approved the transaction.

The right to withdraw must be exercised within 30 days following publication of the act of the general shareholders' meeting that approved the transaction. Furthermore, the Bank may, within 10 days following the end of the period for payment of reimbursement, reconsider any deliberation that has given rise to the right to withdraw, if it is understood that payment of the reimbursement price of the shares of dissenting shareholders will place the Bank's financial condition at risk.

If the right to withdraw is exercised, the shareholders will have the right to receive the book value of their shares based on the most recent balance sheet approved at the general shareholders' meeting. However, if the decision that gave rise to the right to withdraw occurred more than 60 days before the date of the most recently approved balance sheet, the shareholder may request that a special balance sheet be prepared on the date that adheres to the 60-day period, for evaluation of the value of his or her shares. In this case, 80% of the calculated reimbursement value based on the most recently approved balance sheet will be paid immediately, and the amount will be paid within 120 days of the date of the general shareholders' meeting that gave rise to the right to withdraw.

Redemption

As per Brazilian Corporation Law, the common shares of the Bank may be redeemed by a decision of the shareholders in a general shareholders' meeting, who represent a minimum of 50% of the Bank's capital.

Right of First Refusal

Except as described below, the shareholders of the Bank have the right of first refusal in the subscription of common shares in any capital increase, in proportion to their shareholdings.

However, pursuant to Brazilian Corporation Law, the Bank's by-laws authorize the exclusion or reduction of the right of first refusal to the shareholders and bondholders in share issues in which the capital increase was authorized in a general shareholders' meeting, if placed for sale on a stock exchange or through public subscription, or through commutation for shares publicly offered for purchase of control.

Share Registry

The common shares of the Bank are kept in book-entry form at the Bank itself, without the issue of certificates. The transfer of common shares is done by means of an account debit for the seller's shares and an account credit for the purchaser, by written order of the seller or by legal order or authorization.

Insider Information Restrictions on Controlling Shareholders, Managers and Members of the Fiscal Council

The controlling shareholders, members of the executive board, the board of directors, the fiscal council, and any other organization with technical or consultative functions that were created by statutory disposition, or whomsoever, by virtue of their charge, function or position in the Bank, its controlling shareholders or its controlled or affiliated companies, has knowledge of information relating to a material fact or act, must abstain from negotiating securities issued by the Bank or referencing them, under the following conditions, among others:

- prior to releasing to the public any material fact or act that occurred in the business dealings of the Bank;
- prior to releasing information about incorporation, merger, spin-off in whole or in part of the assets of the Bank, or its reorganization;
- during the 15-day period prior to the release of quarterly and annual results of the Bank, except, however, that the purchase of the Bank's common shares is allowed in the cases mentioned in article 15, paragraph 3, of CVM Instruction 358; and
- in relation to the controlling shareholders, council members and directors, in the event of the purchase or sale by the Bank of its own common shares or in the event of the purchase or sale of common shares issued by the Bank by any of its controlled or affiliated companies, or a partnership that is under joint control with the Bank.

Tag Along Rights

In accordance with the *Novo Mercado* Rules, the sale of control of the Bank, whether through a single transaction or by means of successive transactions, must be made under conditions in which the purchaser agrees to conduct, pursuant to the conditions and deadlines provided by applicable legislation and by the *Novo Mercado* rules, the public offer for purchase of the remaining common shares under the same terms and conditions offered to the controlling shareholder.

A public offer is further required when:

(a) there is an onerous assignment of subscription rights of common shares and other securities, or rights related to securities that are convertible into common shares, which result in a change of control of the Bank; or

(b) in the event of change of control in the company that holds the controlling interest, as defined under the *Novo Mercado* rules. In such a case, the selling shareholder shall disclose to the BOVESPA the amount paid in relation to the company in such transaction, as well as deliver documentation proving such amount; and

(c) holders of common shares in the Bank acquire control by means of a particular share purchase contract. In this case, the purchasing shareholder will be obliged to (i) make a formal tender offer to purchase the common shares pursuant to the same terms and conditions offered to the selling shareholder, and (ii) to reimburse the shareholders who purchased shares in the stock market during the six months prior to the date that control was sold. The reimbursement amount is the difference between the price paid to the controlling shareholder selling its shares and the amount paid on the market for common shares during that period, duly adjusted.

Whoever acquires control of the Bank must adopt appropriate measures, to the extent necessary, in order to restore within six months the minimum percentage of 25% of shares in circulation in the market.

The controlling shareholder may not transfer its common shares in the Bank to the entity acquiring control of the Bank, and the purchaser and the Bank may not register the transfer of those shares if the purchaser and the Bank do not sign an approval agreement, which shall be forwarded to BOVESPA immediately after signature. The new controlling shareholders shall be personally liable to submit to, and act in accordance with, the participation agreement of the *Novo Mercado*, and its relevant rules and arbitration provisions.

Acquisition by the Bank of its Own Common Shares

The by-laws of the Bank authorize the general shareholders' meeting to approve the Bank's purchase of its own outstanding shares to hold in treasury or for subsequent cancellation or sale. The decision to purchase its own shares to hold in treasury or for cancellation may not, among other things:

- result in the reduction of the Bank's capital stock;
- require the use of resources greater than the amount of profits or reserves recorded on the most recent balance sheet of the Bank (except for the legal reserve, reserve for profits to be realized, reappraisal reserve, and the special reserve for undistributed mandatory dividends);
- create, directly or indirectly, any artificial demand, offer, or price, or employ non-equitable practices as a consequence of any act or omission;
- be used for the purchase of shares held by the controlling shareholder of the Bank; or
- be undertaken if there is a public offer under way for the acquisition of the common shares issued by the Bank.

The decision to acquire its own common shares must specify (i) the purpose of the transaction; (ii) the number of common shares to be acquired; (iii) the period in which the common shares may be purchased, which may not exceed 365 days; (iv) the number of common shares in circulation in the market; and (v) the names and addresses of financial institutions which will act as intermediaries.

Release of Information

The Bank complies with Brazilian Corporation Law requirements regarding the release of information, as well as applicable rules issued by the CVM. Further, as a function of its listing in the *Novo Mercado*, the Bank must also follow the requirements related to the release of information contained in applicable *Novo Mercado* regulations.

Release of Periodic and Contingent Information

The Bank must supply the CVM and the BOVESPA with the following periodic and contingent information:

- financial statements prepared in accordance with Brazilian GAAP, accompanied by the management report, the standardized financial statements form (*DFP—Demonstrações Financeiras Padronizadas*), the standard form containing relevant financial information extracted from the financial statements that must be completed by the Bank and furnished to the CVM and an independent auditor's opinion, delivered within three months after the close of the year or on the same date it is published by the press, or by the date that it is made available to the shareholders, whichever occurs first;
- the document convening the general ordinary shareholders meeting on the same date it is published in the press;
- summary of the decisions made at the general ordinary shareholders' meeting on the same day it occurs;
- minutes of the general ordinary shareholders' meeting, up to 10 days after it occurs;
- Annual Information Form (*IAN—Informações Anuais*), the standard form containing information about the activities and businesses of the Bank and selected financial information, up to five months after the close of the year or one month after the date that the general ordinary shareholders' meeting is held, whichever occurs first;
- Quarterly Information Report (*ITR—Informações Trimestrais*), the standard form containing quarterly financial information and aspects of the activities and businesses of the Bank, accompanied by the special review report issued by an independent auditor up to 45 days after the end of each quarter (except for the last quarter of each year), or when the Bank releases information to shareholders or third parties, whichever occurs first.
- In addition to this information, the Bank must provide the CVM and the BOVESPA with the following information:
- documents calling for the extraordinary or special general shareholders' meetings, on the same day on which they are published;
- summary of the deliberations at extraordinary general shareholders' meetings on the same date of their occurrence;
- minutes of extraordinary general shareholders' meetings up to 10 days after they occur;
- a copy of the shareholders' agreements on the date on which they are archived at the Bank;
- communication regarding material acts or facts, on the same date on which they are published; and
- information regarding requests for judicial or extra-judicial recovery, as well as bankruptcy requests.

POLICY FOR INTERNAL RELEASE OF INFORMATION

The Bank's management has in place well-defined policies regarding the procedural aspects of the decision-making process regarding the businesses and activities of the Bank. These policies are geared to ensuring with applicable legal requirements, as well as the requirements of regulatory and fiscal authorities.

In managing its businesses, the Bank consistently releases information related to political, administrative, technical, business or economic events which are capable of materially affecting the prices of its securities and influencing the decisions of its investors. Access to material information is available to all agents of the Bank, to its clients, employees, the press and investors.

Access to information regarding material events or facts, prior to release to the market, is limited to professionals directly involved with the subject in question, until its public release to the market is deemed appropriate by the Bank. Members of management and any other persons who, by virtue of their charge, function or position within the Bank, have access to information relating to material acts of facts, must maintain the confidentiality of that information until its release to the market, and they must ensure that their subordinates do the same, and are liable jointly and severally in the event of a breach.

The vice chairman of the finance, capital markets and investor relations directorate is responsible for disseminating information that relates to material events or facts, without excluding the joint and several liability of the other members of management in the event of breach of the protocols prior to release. The members of the executive board, the fiscal council and the board of directors are obligated to inform the vice chairman of the finance, capital markets and investor relations directorate of any material events or facts of which they are aware or which occur in an area where they may exercise their discretion as to whether the information should remain confidential or be released. In the event that members of the executive board, the fiscal council and the executive officers verify an omission by the vice chairman of finance, capital markets and investor relations in releasing a material act or fact of which they have knowledge, they must notify him in writing so that the information is released, without affecting his responsibility to the CVM.

In exceptional cases, material events or facts may not be disclosed if the controlling shareholder or the Bank's management are of the view that releasing such information places the legitimate interests of the Bank at risk. If the Bank's management decides to maintain the confidentiality of the material fact or event and this information is subsequently disclosed, the vice chairman of the finance, capital markets and investor relations directorate must immediately disclose that information by means of a notice of material fact. If the common shares of the Bank show unusual fluctuations in the quotation, price or quantity negotiated, the vice chairman of the finance, capital markets and investor relations directorate must inquire in writing of the persons with access to the material information in order to verify if they have knowledge regarding a material fact or act that should be released to the market, and if so, to immediately disclose the information.

Material facts are released to the CVM and to the stock exchange, in that order, and only after confirmation of receipt of the communication and its contents by the CVM is it disclosed, simultaneously, to the press, to analysts and investors, and posted on the Bank's investor relations website in both Portuguese and English. The release of a material fact or event must be completed before the start of or after the close of trading on the BOVESPA, and if the release of the information is necessary during trading hours, the vice chairman of the finance, capital markets and investor relations directorate will request that the BOVESPA suspend its trading until the information is completely disseminated.

The release of a material event or fact through the press is done in a way which conforms to the complete version posted on the Bank's website, or in a summarized form, with the degree of clarification necessary regarding the information, without affecting the release in other media. This decision is up to the vice chairman of the finance, capital markets and investor relations directorate.

The Bank is not responsible for releasing information regarding the acquisition or sale by third parties of its common shares, participation corresponding to 5% or more in kind or class of shares representing its capital, or rights in relation to these shares and other securities issued by it.

Reporting of Material Facts

Pursuant to Brazilian Corporation Law, the Bank must report any material event relating to its business to the CVM and to the BOVESPA and publish notices containing such material information. Material means any event or fact that could substantially influence (i) the price of the securities issued by the Bank or referenced to them, (ii) the decision of investors to purchase, sell, or hold such securities, and (iii) the decision of investors to exercise any rights inherent to the status of a holder of securities issued by the Bank or referenced to them.

Information Required by the BOVESPA from Companies Listed on the Novo Mercado

Besides the reporting requirements required by Brazilian Corporation Law and the CVM rules, the following reporting requirements also must be observed by the Bank:

- within a maximum of six months after obtaining the authorization for trading on the *Novo Mercado*, the Bank must begin to submit financial statements and consolidated financial statements after the end of each quarter (except the last) and of each year, including a statement of cash flow that must indicate, at a minimum, the changes that took place in the net cash and cash equivalents divided into cash flows from operations, financing, and investments;
- commencing with the reporting of the financial statements relating to the second year after obtaining authorization for trading its securities on the *Novo Mercado*, within a maximum of 4 months after the end of the year: (i) provide financial statements and consolidated statements in accordance with the U.S. GAAP or International Financial Reporting Standards ("IFRS"), in *reais* or in U.S. dollars, which must be written in English, accompanied by the management report and the explanatory notes reporting the net profit and the stockholders' equity determined at the end of the year, according to Brazilian accounting principles, and the proposed application of earnings, and the opinion of the independent auditors, or (ii) provide, in English, all financial statements, management reports, and explanatory notes prepared in accordance with Brazilian Corporation Law, accompanied by a supplementary explanatory note showing the effect of the income of the year upon the stockholders' equity as determined according to the accounting practices adopted in Brazil and according to the U.S. GAAP or IFRS, as the case may be, and explaining the main differences between the accounting criteria applied and also provide the opinion of the independent auditors;
- within a maximum of 15 days after the period established by law for the quarterly reporting of data, (i) submit all of the quarterly data translated into the English language, or (ii) submit the financial statements and consolidated statements prepared according to the U.S. GAAP or IFRS accompanied by the opinion of the independent auditors as described in the paragraph above; and
- statement confirming submission to the BOVESPA arbitration rules.

In addition to the data required by the applicable law, the Bank must also include the following data in its quarterly reports after obtaining authorization for trading its shares on the *Novo Mercado*:

- consolidated balance sheet, consolidated income statement, and consolidated compliance report, if the Bank is required to submit consolidated statements at the end of the year;
- statement of stockholders' equity for shareholders holding more than 5% of the capital stock of the Bank, whether directly or indirectly, issued to the respective individual;
- consolidated statement indicating the quantity and the characteristics of the securities issued by the Bank held by a controlling shareholder, by the directors, and by the members of the fiscal council, whether directly or indirectly;
- statement of the changes in equity of the securities held by a controlling shareholder, the members of the executive board, the board of directors and the fiscal council in the immediately preceding 12 months;
- statement showing the cash flow of the Bank (including the consolidated statement), which must be included in the explanatory notes;
- statement detailing the shares outstanding and their percentage in relation to the total shares issued; and
- statement confirming submission to the BOVESPA arbitration rules.

The data relating to the quantity and characteristics of the Bank common shares directly or indirectly held by a controlling shareholder or by the members of the executive board, the board of directors, or the fiscal council, and the data describing the changes in the amount of shares held by them within the immediately preceding 12 months, and the statement regarding submission to the arbitration clause shall also be included in the IAN of the Bank, under "Other information deemed relevant to the Bank to serve its clients better".

Reporting of Data on Trading by a Controlling Shareholder, the Directors, or the Members of the Fiscal Council

Pursuant to the rules of the *Novo Mercado* and CVM Instruction No. 358, a controlling shareholder of the Bank, the members of the board of directors, the executive officers, and the members of the fiscal council must inform the BOVESPA of the number and type of securities issued by the Bank or by its controlled companies that they hold, or that may be held a spouse, a companion, any dependant included in the annual income tax return thereof, or by directly or indirectly controlled companies. This includes the duty to report any changes in their respective equity holdings. This information must be provided within a period of ten days from the end of the month in which the change in their shareholdings occurred. This reporting must include:

- the name and status of the reporting party;
- the quantity, type, class, price, and other characteristics of the securities traded; and
- the manner of acquisition (private or on the stock exchange).

Application of Net Profit and Distribution of Dividends

During each regular general shareholders' meeting, the board of directors of the Bank must authorize the executive board to take a decision regarding the use of the net profits of the preceding year. Pursuant to Brazilian Corporation Law, the net profits of any year must be distributed to the shareholders as dividends or applied to revenue reserves.

For the purposes of Brazilian Corporation Law, fiscal net profit is defined as the surplus after deducting income tax and social security contribution on net profit, net of any losses accumulated from previous years and any amounts allocated for paying out the profit-sharing of employees and directors under the Bank's by-laws. The profit-sharing of employees and directors cannot exceed the total remuneration of the directors or 10% of the profit of that year, after adjustment, whichever is lower.

Calculation of the Distribution

The by-laws of the Bank provide that a minimum of 25% of the net profit of the year, adjusted in accordance with Brazilian Corporation Law and with the Bank's by-laws, after a deduction of the amount allocated for the funding of the legal reserve and for the contingency reserves and augmented by the amount of a reversal of such contingency reserves, must be available for distribution to the shareholders as dividends or as payment of interest on invested capital. This amount represents the mandatory minimum dividend. The calculations of the net profit and of the contributions to reserves for any year are determined on the basis of the consolidated financial statements prepared in accordance with Brazilian Corporation Law.

However, Brazilian Corporation Law allows for the payment of the mandatory minimum dividend to be suspended, provided that the board of directors informs the general shareholders' meeting that the distribution would be unadvisable in view of the financial position of the Bank. The fiscal council, if one is appointed, must give its opinion on such a recommendation and the directors must submit substantiation to the CVM for such suspension. The profit not distributed because of a suspension as described above must be applied to a special reserve and, if not absorbed by subsequent losses, must be paid out as dividends as soon as the financial position of the Bank so allows.

Revenue Reserves

The revenue reserves include a legal reserve, a reserve for profits to be realized, a contingencies reserve, and a retained earnings reserve.

The Legal Reserve. Pursuant to Brazilian Corporation Law, the Bank must apply 5% of the net profit of each year to the funding of the legal reserve until its value reaches 20% of its paid-in capital. Nevertheless, the Bank is not required to make any application to the legal reserve for any year in which the balance of the legal reserve, augmented by the amount of the capital reserves, exceeds 30% of the capital stock. Eventual net losses can be charged against the legal reserve. The amounts of the legal reserve must be approved at the regular general shareholders' meeting and may be utilized in order to increase the capital stock but are not, however, available for the payment of dividends. At December 31, 2006, the balance of the legal reserve of the Bank was approximately R$1.1 billion, equivalent to approximately 9.2% of the capital stock of the Bank on that date.

The Reserve for Profits to be Realized. Pursuant to Brazilian Corporation Law, in a year in which the amount of the mandatory dividend exceeds the realized portion of the net profit, the excess may be applied to the funding of a reserve for profits to be realized. In accordance with Brazilian Corporation Law, such portion of the net profit of the year is deemed realized when it exceeds the sum of (i) the positive net income, by the equity method and (ii) the profit, gain, or yield on transactions where the time of financial realization occurs subsequent to the end of the next year. The profits applied to the reserve for profits to be realized must be augmented by the first dividend declared after the realization thereof, provided that they have not been absorbed by losses in subsequent years. At December 31, 2006, did not have reserve for profits to be realized.

The Contingencies Reserve. Pursuant to Brazilian Corporation Law, a portion of the net profit may be applied to funding a contingencies reserve for the purpose of offsetting a reduction in profit in a future year deriving from a loss that is deemed probable and the amount of which can be estimated. Any amount thus applied in a previous year must be reversed in the year when a loss that was anticipated does not in fact occur, or it must be deducted in the event that the anticipated loss actually does occur. As of December 31, 2006, the Bank did not have contingencies reserve.

The Retained Earnings Reserve. Pursuant to Brazilian Corporation Law, the general shareholders' meeting may resolve to retain a portion of the net profit of a year as provided for in a previously approved capital budget. If such a budget contains a forecast for a period greater than one year it must be reviewed annually by the general shareholders' meeting. The application of profits to this reserve cannot be made to the detriment of the payment of the mandatory minimum dividend. As of December 31, 2006, the Bank had R$7.0 billion in the retained earnings reserve, of which R$1.8 billion under reserve created by the Bank's by-laws and R$5.2 billion in reserves for expansion.

The balance of the revenue reserves, with the exception of the contingency reserve and the reserve for profits to be realized, cannot exceed the capital stock. If that occurs, the general shareholders' meeting must decide to either apply the excess as a contribution to or an increase in the capital stock, or to distribute the excess as dividends.

Capital Reserve. Pursuant to Brazilian Corporation Law, accounts are classified as capital reserves when they receive a contribution from a subscriber of shares in excess of the par value or a portion of the issue price for shares without par value in excess of the amount destined to make up the capital stock, including, in cases of the conversion of debentures into shares, the proceeds of the transfer of stock purchase warrants, a premium obtained in the issuance of debentures, and investment grants and subsidies. The amount applied to capital reserves is not taken into account when determining the mandatory dividend. Capital reserves can only be utilized for absorbing losses that exceed the accumulated surpluses and revenue reserves, for the redemption of stock, for the reimbursement or purchase of stock, for an increase to capital stock, and for a payment of dividends on preferred stock, when such preference is accorded to it by the Bank's by-laws. As of December 31, 2006, the capital reserve of the Bank was approximately R$355.6 million.

Trading, settlement and clearance

TRADING ON THE BRAZILIAN STOCK EXCHANGES

The common shares will trade on the BOVESPA, which is a closely-held company owned by Bovespa Holdings S.A., which is a publicly-held company. Trading on such exchanges is limited to brokerage firms and a limited number of authorized non-members with access to the BOVESPA negotiation system.

The CVM and BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on BOVESPA, including the *Novo Mercado* and Levels 1 and 2 of Differentiated Corporate Governance, may be effected off the exchanges in the unorganized over-the-counter market in certain circumstances.

The common shares of all companies listed on BOVESPA, including *Novo Mercado* and Tier 1 and Tier 2 companies, are traded together.

Settlement of transactions occurs three business days after the trade date. Delivery of and payment for shares is made through the facilities of separate clearing houses for each exchange, which maintain accounts for the member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the third business day following the trade date. The clearing house for BOVESPA is the CBLC.

In order to reduce volatility, BOVESPA has adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of BOVESPA fall below the limits of 10% and 15%, respectively, in relation to the index levels for the previous trading session.

Although the Brazilian equity market is Latin America's largest in terms of market capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, BOVESPA is less liquid than the New York Stock Exchange and other major exchanges in the world. BOVESPA had a market capitalization of U.S.$482 billion as of December 31, 2005 and an average monthly trading volume of approximately U.S.$13.8 billion in 2005. In comparison, the New York Stock Exchange had a market capitalization of U.S.$12.4 trillion as of December 30, 2005 and an average monthly trading volume of approximately U.S.$1.1 billion in 2005.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures. See "— Investment in the Common Shares by Non-Residents of Brazil".

REGULATION OF BRAZILIAN SECURITIES MARKETS

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and Brazilian Corporation Law, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally; the CMN; and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

These laws and regulations, among others, provide for licensing and oversight of brokerage firms, governance of Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation and protection of minority shareholders. They also provide for restrictions on insider trading. However, the Brazilian securities markets are not as highly regulated

and supervised as the U.S. securities markets or securities markets in some other jurisdictions. Accordingly, any trades or transfers of the Bank's equity securities by its officers and directors, the Bank's controlling shareholders or any of the officers and directors of its controlling shareholders must comply with the regulations issued by the CVM, in particular CVM Instruction No. 358. See "Description of Capital Stock—Policy for Internal Release of Information".

Under Brazilian Corporation Law, a corporation is either public (*Companhia aberta*), such as the Bank will be upon approval of a registration statement by the CVM, or closely held (*Companhia fechada*). All public companies are registered with the CVM and are subject to reporting requirements. The common shares will be listed with the *Novo Mercado* of BOVESPA, the rules of which impose stricter disclosure requirements than the standard BOVESPA listing.

The Bank have the option to ask that trading in securities on BOVESPA be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of BOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by CVM or BOVESPA.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

INVESTMENT IN THE COMMON SHARES BY NON-RESIDENTS OF BRAZIL

Investors residing outside Brazil are authorized to purchase equity instruments, including the common shares, on BOVESPA provided that they comply with the registration requirements set forth in Resolution No. 2,689/00 and CVM Instruction No. 325.

With certain limited exceptions, Resolution No. 2,689/00 investors are permitted to carry out any type of transaction in the Brazilian financial capital markets involving a security traded on a stock, future or organized over-the-counter market. Investments and remittances outside Brazil of gains, dividends, profits or other payments under the common shares are made through the commercial rate exchange market.

In order to become a Resolution No. 2,689/00 investor, an investor residing outside Brazil must:

- appoint a representative in Brazil with powers to take actions relating to the investment;
- appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and the CVM; and
- through its representative, register itself as a foreign investor with the CVM and the investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689/00 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

Please refer to "Taxation—Brazil" in this offering memorandum for a description of the tax consequences to an investor residing outside Brazil of investing in the common shares in Brazil.

Taxation

CERTAIN BRAZILIAN TAX CONSIDERATIONS

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of its shares by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a "Non-Brazilian Holder"). This discussion summarizes the main consequences under Brazilian tax laws to a Non-Brazilian Holder in general, and, therefore, it does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder. It is based on Brazilian tax laws as currently in effect. Any change in applicable law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil.

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of shares. Prospective purchasers of shares are advised to consult their own tax advisors with respect to an investment in shares in light of their particular investment circumstances.

Dividends

Dividends paid by a Brazilian company in cash or in kind from profits for periods beginning on or after January 1, 1996 to a Non-Brazilian Holder are not subject to Brazilian withholding income tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

Distributions of Interest Attributable to Stockholders' Equity

Brazilian companies may make payments to shareholders characterized as interest attributable to stockholders' equity of the company, which would be treated as deductible expenses for calculation of the Brazilian corporation income tax, as an alternative to making dividend distributions. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian Long-Term Interest Rate—TJLP, as determined by the Central Bank from time to time and the total amount distributed as interest attributable to stockholders' equity may not exceed the greater of (a) 50% of net income (after taking into account the social contribution tax on profits and before the provision for corporate income tax and the amounts attributable as interest attributable to stockholders' equity) for the period in respect of which the payment is made or (b) 50% of the sum of retained profits reserves as of the date of the beginning of the period in respect of which the payment is made. Payments of interest attributable to stockholders' equity are decided by the shareholders on the basis of recommendations of its board of directors.

The company may deduct distributions of interest attributable to stockholders' equity paid for Brazilian corporate income tax purposes as far as the limits above described are observed. Such payments to Non-Brazilian Holders are subject to Brazilian withholding income tax at the rate of 15%, except for payments to shareholders organized under the laws or residents of a tax haven jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment, (a "Tax Haven")), which will be subject to such tax at a 25% rate.

No assurance can be given that its board of directors will not recommend that future distributions of income should be made by means of interest attributable to stockholders' equity instead of by means of dividends.

Amounts paid as interest attributable to stockholders' equity (net of applicable withholding income tax) may be treated as payments in respect of the dividends that the company is obligated to distribute to its shareholders under Brazilian Corporation Law. Distributions of interest on capital in respect of the shares may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Capital Gains

Under Brazilian law the tax consequences of an investment in Brazil will depend on the type of the investment and the domicile of the investor. Generally, a Non-Brazilian Holder may invest in Brazil in accordance with the CMN Resolution No. 2,689/00 (a "2689 Investment") or with the Law No. 4,131 (a "4131 Investment"). In order for a Brazilian investment of a Non-Brazilian Holder to qualify as a 2689 Investment, the Non-Brazilian Holder must appoint a Brazilian custodian for its investment, register its investment with the Central Bank, and satisfy certain other requirements. An investment *in* shares by a Non-Brazilian Holder that is registered with the Central Bank but that is not a 2689 Investment is classified as a 4131 Investment.

Gains realized by a Non-Brazilian Holder on the disposition of shares held as a 2689 Investment on the BOVESPA is not subject to Brazilian income tax, unless the Non-Brazilian Holder is organized under the laws or a resident of a Tax Haven, in which case such gains are subject to income tax at a rate of 15%. Gain realized by a Non-Brazilian Holder on the disposition of shares held as a 2689 Investment that is not effected on the BOVESPA are subject to Brazilian income tax at a rate of 15%, unless the Non-Brazilian Holder is organized under the laws or a resident of a Tax Haven, in which case such gains are subject to income tax at a rate of 25%.

In all cases other than a 2689 Investment (including a 4131 Investment), gains realized by a Non-Brazilian Holder on the disposition of shares to a Brazilian resident, whether or not effected on the BOVESPA, are subject to Brazilian income tax at the rate of 15%, except for dispositions that are not effected on the BOVESPA by a Non-Brazilian Holder organized under the laws or a resident of a Tax Haven, which are subject to tax at a rate of 25%. Gain realized on the disposition of shares, if applicable, are equal to the positive difference between the amount of Brazilian currency realized on the disposition and the acquisition cost of the shares disposed of, measured in Brazilian currency without any correction for inflation. The gains realized by a Non-Brazilian Holder on the disposition of shares to another Non-Brazilian Holder are generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833 of 2003, there is income tax on capital gains earned by non-Brazilian residents in transactions with another non-Brazilian resident involving assets that are located in Brazil. In this case, the income rate applicable on the gains will follow the same rules described above for the transactions carried out with Brazilian resident parties.

Gains realized by a Non-Brazilian Holder upon the redemption of shares will be treated as gains from the disposition of such shares in Brazil not on the BOVESPA.

As of January 1, 2005, the sale or disposal of shares is subject to a withholding tax of 0.005%.

Any exercise of preemptive rights relating to the shares will not be subject to Brazilian income tax. Gain realized by a Non-Brazilian Holder on the disposition of preemptive rights in Brazil will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of shares.

There can be no assurance that the current preferential treatment for 2689 Investments will continue.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of shares by a Non-Brazilian Holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of shares.

A financial transactions tax, or the IOF to Câmbio tax, may be imposed on the conversion of Brazilian currency into foreign currency (including for purposes of paying dividends and interest) or vice versa. The rate of the IOF to Câmbio tax is currently 0%, but the Brazilian Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively. Another financial transactions tax, the IOF to Títulos, may be imposed on any transactions involving securities, even if the transactions are performed on a Brazilian stock exchange. The rate of IOF to Títulos for shares is currently zero but the Brazilian Minister of Finance may increase such rate up to 1.5% per day, but only with respect to future transactions.

In addition to the IOF tax, the CPMF tax, a tax that applies to the transfer of funds from accounts at banks and other financial institutions, will be imposed on any transaction carried out by an investor in Brazil that results in the transfer of *reais* from an account maintained by such holder (or its custodian) with a Brazilian financial institution, at the rate of 0.38%. This rate is currently applicable until December 31, 2007, but the federal government may change the effective rate at any time, provided that limits imposed by the Federal Constitution are observed. CPMF tax must be collected by the financial institution that carries out the relevant financial transaction. Currently, the funds transferred from an Investment Account to acquire shares on the BOVESPA are exempt from CPMF. On July 13, 2004, Law No. 10.892 created the Investment Account, which allows investors to transfer funds from their Investment Account without paying CPMF. Notwithstanding transfers of funds between banking accounts or from a banking account to an Investment Account remain subject to CPMF.

According to Law No. 11,312, dated June 27, 2006, the CPMF rate is reduced to zero on withdrawals from bank accounts used to buy common shares in a public offering, provided that (i) the public offering is registered with the CVM and (ii) the issuer is listed on the Brazilian stock exchange.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The discussion of U.S. tax matters set forth in this offering memorandum was written in connection with the promotion or marketing of the common shares and was not intended or written to be used, and cannot be used by any person for the purpose of avoiding tax-related penalties under U.S. federal, state or local law. Each taxpayer should seek advice based on its particular circumstances from an independent tax advisor.

* * * * *

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares by a U.S. Holder (as defined below). This summary deals only with persons that purchase common shares in this offering that are U.S. Holders and that will hold the common shares as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will

have on, the acquisition, ownership or disposition of common shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10% or more of the voting stock of the Bank, or discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the common shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).

As used herein, the term "U.S. Holder" means a beneficial owner of common shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership that holds common shares will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisers concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of common shares by the partnership.

The summary is written on the basis that the Bank is not a passive foreign investment company (a "PFIC") for the U.S. federal income tax purposes, which the Bank believes to be the case. The Bank's possible status as a PFIC must be determined annually and therefore may be subject to change. If the Bank were to be a PFIC in any year, materially adverse consequences could result for U.S holders. See "—Passive Foreign Investment Company Rules" below.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

General. Distributions paid by the Bank out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), will generally be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder's basis in the common shares and thereafter as a capital gain. However, the Bank does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume

that any distribution by the Bank with respect to common shares will constitute ordinary dividend income.

Dividends received before 2011 by non-corporate U.S. Holders on common shares of certain foreign corporations will be subject to U.S. federal income tax at lower rates than other types of ordinary income, if certain conditions are met. However, because the Bank's common shares are not readily tradable on an established securities market in the United States and there is no income tax treaty between Brazil and the United States, those conditions will not be met. As a result, distributions that are treated as dividends on the common shares will generally be subject to tax as ordinary income to U.S. Holders and are not expected to qualify for a reduced rate of taxation.

Foreign Currency Dividends. Dividends paid in Brazilian *reais* will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. Holder, regardless of whether the Brazilian *reais* are converted into U.S. dollars at that time. If dividends received in Brazilian *reais* are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

Effect of Brazilian Withholding Taxes. As discussed in "Taxation—Brazil", under current law payments characterized as interest on net equity for purposes of Brazilian tax law by the Bank to foreign investors are subject to Brazilian withholding tax. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Brazilian taxes withheld by the Bank, and as then having paid over the withheld taxes to the Brazilian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Bank with respect to the payment.

A U.S. Holder will generally be entitled, subject to certain limitations, to claim a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Brazilian income taxes withheld by the Bank. For purposes of the foreign tax credit limitation, foreign source income is classified by "basket", and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by the Bank generally will constitute foreign source income in the "passive income" basket. In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder has not held the common shares for at least 16 days in the 31-day period beginning 15 days before the ex dividend date.

U.S. Holders that are accrual basis taxpayers, and who do not otherwise elect, must translate Brazilian taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. Holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for Brazilian taxes relative to the U.S. Holder's U.S. federal income tax liability attributable to a dividend. However, cash basis and electing accrual basis U.S. Holders may translate Brazilian taxes into U.S. dollars using the exchange rate in effect on the day the taxes were paid. Any such election by an accrual basis U.S. Holder will apply for the taxable year in which it is made and all subsequent taxable years, unless revoked with the consent of the IRS.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of Brazilian taxes.

Sale or Other Disposition

A U.S. Holder's tax basis in a common share will generally be its U.S. dollar cost. The U.S. dollar cost of a common share purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of common shares traded on an established securities market, as defined in the applicable treasury regulations, that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects). Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Upon a sale or other disposition of common shares, a U.S. Holder generally will recognise capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the U.S. Holder's adjusted tax basis in the common shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the common shares exceeds one year. Any gain or loss will generally be U.S. source. A U.S. Holder may have insufficient foreign source income to utilise foreign tax credits attributable to any Brazilian withholding tax imposed on a sale or disposition. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit attributable to this Brazilian withholding tax.

The amount realised on a sale or other disposition of common shares for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or disposition. On the settlement date, the U.S. Holder will recognise U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of common shares traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

Disposition of Foreign Currency

Foreign currency received on the sale or other disposition of a common share will have a tax basis equal to its U.S. dollar value on the settlement date. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognised on a sale or other disposition of a foreign currency (including its use to purchase common shares or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Passive Foreign Investment Company Rules

A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable "look-through rules", either (i) at least 75 per cent of its gross income is "passive income" or (ii) at least 50 per cent of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.

The application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS has issued a notice and has proposed regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the "active bank exception"). The IRS notice and proposed regulations have different requirements for qualifying as a foreign bank, and for determining the banking

income that may be excluded from passive income under the active bank exception. The Bank believes it will qualify as an active foreign bank. Therefore, the Bank does not believe it will be classified as a PFIC for the current year or expect to be classified as a PFIC in the foreseeable future.

If the Bank were classified as a PFIC at any time while a U.S. Holder owns its common shares, the U.S. Holder could be subject to significantly greater amounts of U.S. tax than would otherwise apply with respect to (i) any gain on the sale or exchange of common shares and (ii) any "excess distributions" (generally distributions during a taxable year exceeding 125% of the average amount received during the three preceding taxable years or, if shorter, the U.S. Holder's holding period). The U.S. Holder would also be subject to more burdensome U.S. tax reporting obligations. U.S. Holders should consult their tax advisors concerning the application of the PFIC rules and alternative tax reporting methods that may be available.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to common shares, by a U.S. Paying agent or other U.S. Intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. The amount of any backup withholding imposed on a payment will be allowed as a credit against any US federal income tax liability of a U.S. Holder and may entitle the U.S. Holder to a refund, provided the required information is furnished to the IRS.

Plan of distribution

Pursuant to the terms of an underwriting agreement dated December 13, 2007 ("Underwriting Agreement"), UBS Pactual, BB Investimento and Deutsche Bank have severally agreed with the Selling Shareholders and the Bank to place the 104,660,869 shares that the Selling Shareholders are offering. Under this Underwriting Agreement, the underwriters have severally agreed to place the following respective numbers of shares:

Underwriters	Number of Common Shares
BB Investimento	34,886,956
UBS Pactual	34,886,957
Deutsche Bank	34,886,956
Total	104,660,869

UBS Pactual, BB Investimento and Deutsche Bank will act as joint global coordinators and bookrunners. UBS Securities LLC, Banco do Brasil Securities LLC and Deutsche Bank Securities Inc. will act as agents on behalf of UBS Pactual, BB Investimento and Deutsche Bank, respectively.

Banif Banco de Investimento (Brasil) S.A. ("Banif Investment Banking"), BES Investimento do Brasil S.A.—Banco de Investimento ("Espírito Santo Investment"), Banco do Nordeste do Brasil S.A. ("Banco do Nordeste") and Banco Safra de Investimentos S.A. ("Banco Safra de Investimentos") will act as co-managers (*coordenadores contratados*) in connection with the placement of shares in Brazil. Banif Securities Inc. and E.S. Financial Services, Inc. will act as agents on behalf of Banif Investment Banking and Espírito Santo Investment, respectively, in connection with the placement of shares outside Brazil.

All placements of shares in the United States will be made by U.S. registered broker-dealers. Some of the agents in this offering are not registered broker-dealers in the United States, and, to the extent that they intend to effect any placement of shares in the United States, they may do so only through U.S. registered broker-dealers.

The Underwriting Agreement provides that the obligation of the underwriters to place the shares is subject to, among other conditions, the delivery of certain legal opinions by the Bank's and their legal counsel. The Underwriting Agreement also provides that, if any of the shares are not placed, the underwriters are obligated to purchase them on a firm commitment basis on the settlement date, subject to certain conditions. The shares will initially be offered by the underwriters and the agents at the price to be indicated on the cover page of this offering memorandum. The Bank has also entered into a placement facilitation agreement with the agents relating to the placement of the Bank's shares outside Brazil, which contains conditions for the placement of the shares by the agents similar to those of the underwriting Agreement.

The Selling Shareholders have also granted to UBS Pactual an option, which may be exercised by joint decision with BB Investimento and Deutsche Bank, to place to up to 13,082,608 additional shares to cover over-allotments for a period of up to 30 days from and including the publication date in Brazil of the announcement of commencement of the offering. The option, if exercised, will be at the price per share indicated on the cover page of this offering memorandum, less the underwriting discount.

Pursuant to the Underwriting Agreement and the placement facilitation agreement, the Bank and the Selling Shareholders will have agreed to indemnify the underwriters, the agents and each of their directors and officers and any person who controls the underwriters or agents against certain liabilities,

including liabilities under the Securities Act, and will contribute to payments the underwriters and the agents may be required to make in respect thereof.

The Bank and the Selling Shareholders have been advised by the agents that they propose to place the shares initially to persons in the United States whom the agents reasonably believes to be "qualified institutional buyers" as defined under Rule 144A and to non-US persons in transactions meeting the requirements of Regulation S under the Securities Act.

Our shares have not been registered under the Securities Act and will be subject to significant resale restrictions. See "Transfer Restrictions". Until 40 days after the commencement of this offering of the shares, an offer or sale of shares within the United States by a broker dealer, whether or not it is participating in this offering, may violate the registration requirements of the Securities Act if such offer to sale is made otherwise than in accordance with Rule 144A.

The following table shows the per share offering price, underwriting discount to be paid by the Selling Shareholders to the underwriters and proceeds, before expenses, to the Selling Shareholders. This information is presented assuming either no exercise or exercise in full of the over-allotment option.

	Per share	Without over-allotment option	With over-allotment option
		(in reais)	
Offering price	29.25	3,061,365,719.85	3,444,036,416.55
Underwriting discount	0.25	26,200,518.85	29,475,583.55
Proceeds, before expenses, to the Selling Shareholders	29.00	3,035,165,201.00	3,414,560,833.00

The expenses will be paid by the underwriters and the underwriting discount will be divided pro rata among the Selling Shareholders, based on the number of shares placed in this offering.

Our shares are listed on the *Novo Mercado* segment of the BOVESPA under the symbol "BBAS3".

In connection with this offering, UBS Pactual, acting through UBS Corretora de Câmbio e Valores Mobiliários S.A., as representative on behalf of the underwriters, may engage in transactions that stabilize, maintain or otherwise affect the price of the shares, and the underwriters' representative may engage in stabilization activity for a period of up to 30 days after the date of publication in Brazil of the announcement of the commencement of the offering. Specifically, the underwriters' representative may over-allot in connection with the offering, creating a syndicate short position. In addition, the underwriters' representative may bid for, and purchase, shares in the open market to cover syndicate short positions or stabilize the price of the shares. Any of these activities may stabilize or maintain the market price of the shares above independent market levels or may delay a decline in the market price of the shares. The underwriters' representative is not required to perform these activities every day and may terminate these activities at any time. Reports of stabilization activity are required to be furnished to the CVM. Such stabilization activity shall be in compliance with all laws, regulations and rules.

The shares may be offered outside of Brazil only to investors registered with the CVM and acting through custody accounts managed by local agents pursuant to CVM Instruction No. 325, dated January 27, 2000, and CMN Resolution No. 2,689 of January 26, 2000, as amended.

Other than with respect to this offering on the *Novo Mercado* segment of the BOVESPA, no action has been or will be taken in any country or jurisdiction by us, the Selling Shareholders, the underwriters or the agents that would permit a public offering of the shares, or possession or distribution of any offering

material in relation thereto, in any country or jurisdiction where action for that purpose is required. Persons into whose hands this offering memorandum comes are required by us, the Selling Shareholders, the underwriters and the agents to comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver shares or have in their possession or distribute such offering material, in all cases at their own expense.

SHARES ELIGIBLE FOR FUTURE SALE

The Bank and the Selling Shareholders have executed an agreement with the underwriters and the agents, for a period of 180 days following the date of publication of the announcement of the commencement of the offering, not to (i) issue, offer, sell, contract to sell, pledge, loan, grant any option to purchase or otherwise dispose of or grant any rights or file or cause to be filed a registration statement pursuant to the Securities Act or Brazilian laws, in all cases with respect to any of the Bank's common shares, or any options or warrants to purchase any common shares, or any securities convertible into or exchangeable for, or that represent the right to receive, common shares (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership common shares, or any securities convertible into or exercisable or exchangeable for common shares, or warrants or other rights to purchase common shares, whether any such transaction is to be settled by delivery of common shares or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).

The above restriction shall not apply to (i) any shares used in the stabilization activities, (ii) the sale of the shares pursuant to the over-allotment option, (iii) the possible contribution of shares issued by the Bank into PIBB Fundo Índice Brasil 50—Brasil Tracker, and (iv) the issuance of new shares arising from the exercise of the Series C Warrants, issued and distributed freely to the shareholders on June 17, 1996.

The Bank cannot assure you that the underwriters and the agents will not waive these lock-up obligations, in which case these shares would become eligible for sale earlier.

The Bank cannot predict the effect, if any, that future sales of the shares, or the availability of such shares for future sales, will have on the market price of the shares prevailing from time to time or on the Bank's ability to raise capital in the future. Sales of substantial amounts of shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the shares and the Bank's ability to sell shares in the future at a time and at a price that the Bank deems appropriate.

Furthermore, the Bank's employees by virtue of their decision to place purchase orders for the shares during the priority allocation period for such employees have agreed that they will not until 120 days from the publication date in Brazil of the announcement of commencement of the offering transfer or dispose of shares.

RELATIONSHIPS BETWEEN THE BANK, SELLING SHAREHOLDERS AND JOINT GLOBAL COORDINATORS AND BOOKRUNNERS

For further information concerning the relationship between the Bank and Selling Shareholders see section "Related Party Transactions".

Relationship between the Bank and BB Investimento

In addition to the placement of shares in connection with this offering, BB Investimento is the Bank's wholly-owned subsidiary and is controlled by us. Other than this offering, BB Investimento provides

investment banking services to us. BB Investimento uses the Bank's distribution network, material, technological and administrative resources and employees to perform its operational activities, and reimburses the Bank for related costs and expenses.

Relationship between the Bank and UBS Pactual

In addition to the placement of shares in connection with this offering, UBS Pactual and/or companies of its group provides services regarding treasury transactions. In the future, UBS Pactual and/or companies of its group may render investment banking, financial consulting and other similar services to us, for which they will receive fees. In addition, within the regular course of business, UBS Pactual renders brokerage services to the Bank and the Bank's subsidiaries, including BB Administração de Ativos, for sale and purchase of securities and future contracts.

UBS AG London Branch and/or its affiliated companies may enter into transactions with derivatives of the Bank's shares pursuant to which it will assure to its client the payment of the shares return deducting the fixed or variable interest rate (total return swap). UBS AG London Branch and/or its affiliated companies may acquire the Bank' common hares as hedge for such operations. These transactions may influence the offer, price or other aspects of this offering.

Relationship between the Bank and Deutsche Bank

Other than this offering and the fact that its remuneration is linked to the price and distribution of the shares, Deutsche Bank and/or companies of its group maintain commercial relationships with us, either directly or on behalf of the Bank's clients, such as derivative transactions, guarantee transactions, among others. In addition, they might maintain commercial relationships with the Bank and some of the Bank's controlled companies in the future, under market conditions. Deutsche Bank and/or companies of its group may engage, on behalf of their clients, on transactions with derivatives of the Bank's shares abroad and may acquire the Bank's shares as "hedge" for such operations. These transactions may influence the offer, price or other aspects of this offering.

Relationship between BNDESPAR and BB Investimento

BB Investments is a wholly-owned subsidiary of the Bank, which is controlled by the federal government. BNDESPAR is controlled by BNDES, a public company also controlled by the federal government. Other than this offering, BB Investimento maintains, and in the future shall keep maintaining, commercial relationships with BNDESPAR by providing investment banking services such as financial consulting and other similar services to BNDESPAR.

Relationship between BNDESPAR and UBS Pactual

Other than this offering, UBS Pactual and/or companies of its group maintain commercial relationships with BNDESPAR by providing investment banking and brokerage services pursuant to the market practice. UBS Pactual and/or companies of its group may provide financial consulting and other similar services to BNDESPAR in the future.

Relationship between BNDESPAR and Deutsche Bank

Other than this offering, Deutsche Bank and/or companies of its group do not maintain relevant commercial relationships with BNDESPAR. Nevertheless, they might engage in commercial transaction with BNDESPAR in the future pursuant to market practices.

Relationship between PREVI and BB Investimento

Other than this offering, BB Investimento maintains, and in the future shall keep maintaining, commercial relationships with PREVI by providing investment banking services, such as financial consulting and other similar services to PREVI, pursuant to market practices.

Relationship between PREVI and UBS Pactual

Other than this offering, UBS Pactual and/or companies of its group do not maintain commercial relationships with PREVI. Nevertheless, they might provide investment banking, financial consulting and other similar services to PREVI in the future.

Relationship between PREVI and Deutsche Bank

Other than this offering, Deutsche Bank and/or companies of its group do not maintain commercial relationships with PREVI through its investment bank services. Nevertheless, Deutsche Bank maintains commercial relationships with subsidiaries of PREVI, either directly or on behalf of its clients, such as pre-payment transactions for exportation and guarantee transactions. In addition, they might maintain commercial relationships with PREVI in the future, under market conditions.

RELATIONSHIPS BETWEEN THE BANK, SELLING SHAREHOLDERS AND CO-MANAGERS

Relationship between the Bank and Banco Safra de Investimentos

In addition to the placement of shares in connection with this Offering, Banco Safra de Investimentos provides services regarding interbanking transactions and financing through bank certificates of deposits (CDBs). In addition, Banco Safra de Investimentos and/or its affiliates might maintain in the future commercial relationships with the Bank, such as investment bank and financial consulting services, interbanking transactions, among others, pursuant to market conditions.

Relationship between the Bank and Espírito Santo Investment

In addition to the placement of shares in connection with this Offering, Espírito Santo Investment and/or its affiliates maintain commercial relationships with the Bank and/or its subsidiaries, providing trade finances (US$45.0 million was borrowed by the Bank in Viena, with Banco do Brasil de Portugal guarantees) credit facilities, services to brokerage and treasury operations in the markets for cash fixed income, derivatives and foreign exchange.

Relationship between the Bank and Banif Investment Banking

In addition to the placement of shares in connection with this Offering, Banif Investment Banking and/or its affiliates maintain commercial relationships with the Bank through treasury operations in the markets for fixed income and derivatives. In the normal course of its activities, Banif Investment Banking, and/or its affiliates provide services, brokerage and research for the Bank or its subsidiaries, including BB Asset Management. Moreover, Banif and/or its affiliates might decide to retain or maintain partnerships with the Bank in private equity. The Banif Investment Banking and/or its affiliates might in the future provide services of an investment bank, financial consulting and other services to the Bank.

Relationship between the Bank and Banco do Nordeste

Banco do Nordeste and the Bank are controlled by the federal government. The federal government has an equity participation of 94.22% of the total capital of Banco do Nordeste. In addition to the placement

of shares in connection with this Offering, Banco do Nordeste held certificates of deposit, mainly commitments and interbank exchanges with the Bank, according to the usual practices of the financial market. Moreover, in the normal course of their activities, Banco do Nordeste shares technology solutions with the Bank, especially those involving the Bank's self-service for Banco do Nordeste customers. For sharing its technology, the Bank receives a fee under market terms. Banco do Nordeste will be able, in the future, to sign other operational partnerships with the Bank, principally, reminding that both institutions are controlled directly by the same shareholder.

Relationship between BNDESPAR and Banif Investment Banking

In addition to the placement of shares in connection with this Offering, Banif Investment Banking and/or its affiliates maintain commercial relationships with BNDESPAR, providing bank services and investment brokerage operations in the normal course of their activities. Banif Investment Banking may, in the future, provide other financial services to BNDESPAR.

Relationship between BNDESPAR and Espírito Santo Investment

Except as disclosed in this offering memorandum, Espírito Santo Investment or its affiliates do not have, currently, any relationship with BNDESPAR. However, BNDESPAR may, in the future, hire Espírito Santo Investment or its affiliates for the provision of investment banking, brokerage, or any other services.

Relationship between BNDESPAR and Banco do Nordeste

BNDESPAR is a full subsidiary of BNDES, which, in turn, is a federal public company controlled by the Federal Government, which is also the controlling shareholder of Banco do Nordeste. Currently, BNDESPAR holds a 0.62% equity interest in the capital of Banco do Nordeste. In addition to the placement of shares in connection with this Offering, Banco do Nordeste currently does not maintain commercial relations with BNDESPAR. Banco do Nordeste may, in future, enter into partnerships with BNDESPAR, especially because both institutions are controlled, directly or indirectly, by the federal government.

Relationship between BNDESPAR and Banco Safra de Investimentos

In addition to the placement of shares in connection with this Offering, Banco Safra de Investimentos and other members of its group does not maintain trade relations with BNDESPAR. Banco Safra de Investimentos and/or its affiliates might provide in the future investment banking, financial consulting and other services to BNDESPAR, in accordance with the market usual practices.

Relationship between PREVI and Banif Investment Banking

Banif Investment Banking has a commercial relationship with PREVI and, in the normal course of its activities, provides PREVI investment bank services, brokerage and other services, such as financial consulting, according with market practices. Banif Investment Banking may continue to provide these services in the future.

Relationship between PREVI and Espírito Santo Investment

In addition to the placement of shares in connection with this Offering, Espírito Santo Investment and/or its affiliates maintain business relationships with PREVI, conducting brokerage operations within the normal course of their activities. Espírito Santo and/or its affiliates may, in the future, provide services of investment banking and other services for PREVI.

Relationship between PREVI and Banco do Nordeste

In addition to the placement of shares in connection with this Offering, Banco do Nordeste currently does not maintain any direct commercial relationships with PREVI. In the normal course of its activities, it may enter into commercial transactions with PREVI in the future, under market terms.

Relationship between PREVI and Banco Safra de Investimentos

In addition to the placement of shares in connection with this Offering, Banco Safra de Investimentos and/or its affiliates currently maintains a commercial relationship with PREVI, only for the issuance of CBD's, via Cetip. Banco Safra de Investimentos and/or its affiliates may decide to provide, in the future, investment banking, financial, consulting, and other services to PREVI, and perform other financial transactions in accordance with the market practices.

Transfer restrictions

Because of the following restrictions, investors are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the Bank's shares.

UNITED STATES

Our shares have not been registered under the Securities Act. They may not be offered or sold within the United States except:

- in compliance with the registration requirements of the Securities Act and all applicable securities laws in the states of the United States; or
- pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable securities laws of the states of the United States.

Accordingly, the Bank's shares are being offered and sold only:

- inside the United States to qualified institutional buyers, as defined in Rule 144A under the Securities Act; and
- outside the United States in accordance with Rule 903 under the Securities Act.

In addition, purchasers of the Bank's shares may not be able to exercise the preemptive rights relating to the shares unless an exemption from the registration requirements of the Securities Act is available or a registration statement under the Securities Act is effective with respect to those rights. The Bank is not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and the Bank may not file such a registration statement.

Each purchaser of the Bank's shares in the United States will be deemed to have agreed not to deposit such shares into an unrestricted American depositary receipt facility for as long as those shares are "restricted securities" within the meaning of Rule 144A under the Securities Act and also to have represented and agreed as follows:

1. It understands and acknowledges that the shares have not been registered under the Securities Act or any other applicable securities law, are being offered in transactions not requiring registration under the Securities Act or any other securities law, and, unless so registered, may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act, or any other applicable securities law, pursuant to an exemption from registration or in a transaction not subject to registration. The Bank makes no representation as to the availability of the exemption provided by Rule 144 under the Securities Act for resales of the Bank's shares.

2. It understands that the shares (to the extent they are in certified form in the future), unless otherwise determined in accordance with applicable law, will bear a legend substantially to the following effect:

THIS SHARE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED

INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALE OF THIS SHARE.

3. It is not an affiliate (as defined in Rule 144 under the Securities Act) of the Bank or acting on the Bank's behalf and it is either:

- a qualified institutional buyer as defined under Rule 144A (or a QIB) and is aware that any sale of the shares to it will be in reliance on an exemption from the Securities Act. Such acquisition will be for its own account or for the account of another QIB; or
- a person who, at the time the buy order for the shares was originated, was outside the United States and was not a US person (and was not purchasing for the account or benefit of a US person) within the meaning of Regulation S under the Securities Act.

4. If it is a purchaser in a sale that occurs outside the United States within the meaning of Regulation S under the Securities Act, it agrees that until the expiration of a 40 day "distribution compliance" period within the meaning of Rule 903 of Regulation S under the Securities Act, no offer or sale of the shares shall be made by it to a US person or for the account or benefit of a US person within the meaning of Rule 902(k) of the Securities Act except to a QIB and in compliance with the applicable selling restrictions.

5. Pursuant to CMN Resolution No. 2,689 of January 26, 2000, as amended, transfers of shares, including by or between residents of jurisdictions outside Brazil, may be effected only in Brazil.

6. Neither the Bank, the Selling Shareholders, the underwriters nor any person representing the Bank or the underwriters have made any representation to it with respect to the Bank or the offering or sale of any shares, other than the information contained in this offering memorandum, which has been delivered to it and upon which it is relying in making its investment decision with respect to the shares. It acknowledges that no representation or warranty is made by the underwriters or their agents as to the accuracy or completeness of such materials. It has had access to such financial and other information concerning the Bank and the shares as it has deemed necessary in connection with its decision to purchase the shares, including an opportunity to ask questions of and request information from the Bank and the underwriters or their agents.

7. It acknowledges that the Bank, the Selling Shareholders, the underwriters and their agents and the Bank's respective counsel will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that, if any of the acknowledgments, representations or warranties deemed to have been made by its purchase of shares are no longer accurate, it shall notify the Bank and the underwriters. In the event that it is acquiring any shares as a fiduciary or agent for one or more investment accounts, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account. In the event that an agent or representative of the purchaser

is making any acknowledgment, representation or agreement on behalf of the purchaser, such agent or representative represents that it is duly authorized to execute the subscription agreement on behalf of the purchaser and has confirmed the foregoing acknowledgments, representations and agreements with the purchaser.

BRAZIL

Investors who are resident in Brazil will not be subject to transfer restrictions in Brazil. Non-resident investors purchasing the Bank's shares in accordance with Resolution No. 2,689/00 may only sell these shares on the BOVESPA or through an organized over-the-counter market licensed by the CVM, except for a transfer resulting from a corporate reorganization or occurring by will or operation of law upon the death of an investor.

EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) the Bank's shares will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Bank's shares which has been approved by the competent authority in that Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, the Bank's shares may be offered to the public in that Member State at any time:

- to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
- to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than EUR43,000,000 and (iii) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts; or
- in any other circumstances which do not require the publication by the Bank of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "our shares may be offered to the public" in relation to any of the Bank's shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Bank's shares to be offered so as to enable an investor to decide to purchase the Bank's shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out below.

UNITED KINGDOM

Our shares may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in

compliance with all applicable provisions of the Financial Services and Markets Act 2000, or FSMA, with respect to anything done in relation to the Bank's shares in, from or otherwise involving the United Kingdom. In addition, each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Bank's shares in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this offering memorandum is directed only at: (1) persons outside the United Kingdom; (2) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering memorandum relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

GERMANY

The shares will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (*Gesetz über die Erstellung, Billigung und Veröffentlichung des Prospekts, der beim öffentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu veröffenlichen ist—Wertpapierprospektgesetz*) as of 22 June 2005, effective as of 1 July 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (*Verkaufsprospeckt*) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

NETHERLANDS

Each of the agents is a professional market party (or PMP) within the meaning of Section 1(e) of the Exemption Regulation of 26 June 2002 in respect of the Act on the Supervision of the Credit System 1992 (*Vrijstellingsregeling Wet toezicht kredietwezen* 1992), as amended from time to time (or Exemption Regulation), where applicable read in conjunction with the policy rules of the Dutch Central Bank (de Nederlandsche Bank N.V.) on key concepts of market access and enforcement of the Act on the Supervision of the Credit System 1992 (*Wet towzicht kredietwezen* 1992) published on 29 December 2004 (*Beleidsregel* 2005 *kernbegrippen markttoetreding en handhaving Wtk* 1992) (or Policy Rules), and Section 2 of the Policy Rules, as amended, supplemented and restated from time to time. The shares have been offered or sold and will be offered or sold, directly or indirectly, as part of the initial distribution or at any time thereafter, exclusively to PMPs as reasonably identified by the issuer on the closing date, provided that the shares have a denomination of 100,000 (or the equivalent in other currency) and shall upon their issuance be included in a clearing institution that is established in an EU Member State, the United States of America, Japan, Australia, Canada or Switzerland; so that it can reasonably be expected that the agents will transfer the shares exclusively to other PMPs.

HONG KONG

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

SINGAPORE

This offering memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

JAPAN

The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and the shares are not to be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Canadian residents

RESALE RESTRICTIONS

The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that the Bank and the Selling Shareholders prepare and file an offering memorandum with the securities regulatory authorities in each province where trades of the common shares are made. Any resale of the common shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

REPRESENTATIONS OF PURCHASERS

By purchasing the common shares in Canada and accepting a purchase confirmation a purchaser is representing to the Bank, the Selling Shareholders and the dealer from whom the purchase confirmation is received that:

- the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a offering memorandum qualified under those securities laws,
- where required by law, that the purchaser is purchasing as principal and not as agent,
- the purchaser has reviewed the text above under "Resale Restrictions", and
- the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available upon request.

RIGHTS OF ACTION—ONTARIO PURCHASERS ONLY

Under Ontario securities legislation, certain purchasers who purchase a security offered by this offering memorandum during the period of distribution will have a statutory right of action for damages, or while still the owner of the common shares, for rescission against the Bank and the Selling Shareholders in the event that this offering memorandum contains a misrepresentation, without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against the Bank or the Selling Shareholders. In no case will the amount recoverable in any action exceed the price at which the common shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, the Bank and the Selling Shareholders, will have no liability. In the case of an action for damages, the Bank and the Selling Shareholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any

other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

All of the Bank's directors and officers as well as the experts named herein and the Selling Shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Bank or those persons. All or a substantial portion of its assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Bank or those persons in Canada or to enforce a judgment obtained in Canadian courts against the Bank or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

Canadian purchasers of the common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

Legal matters

Machado, Meyer, Sendacz e Opice Advogados, the Brazilian counsel to the Bank, and Pinheiro Neto Advogado, the Brazilian counsel to the underwriters, will pass on the validity of the Bank's common shares and on certain other legal matters for the Bank and the underwriters. Clifford Chance US LLP, United States counsels to the Bank and the Selling Shareholders, will pass on certain legal matters for the Bank and the Selling Shareholders, and Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel to the underwriters and the International placement agents, will pass on certain legal matters for the International placement agents.

Independent accountants

The 2004 and 2005 Financial Statements of the Bank included in this offering memorandum, have been audited by PricewaterhouseCoopers Auditores Independentes ("PricewaterhouseCoopers"), independent public accountants, with applicable Brazilian laws and regulation, including those established by the Conselho Federal de Contabilidade—CFC (Brazilian Federal Accounting Council), Brazilian Institute of Independent Auditors ("*Instituto dos Auditores Indenpendes do Brasil*" or "IBRACON"), CVM and BACEN.

The Financial Statements of the Bank and the consolidated financial statements of the Bank and its subsidiaries as of and for the year ended December 31, 2006 included in this Offering Circular, have been audited by KPMG Auditores Independentes ("KPMG"), independent accountants, as stated in their reports appearing herein which includes references to other auditors referring to the fact that the financial statements of certain foreign branches, where assets, shareholders' equity and net income totaled, as of December 31, 2006, R$11,827 million, R$750 million and R$18 million, respectively, were examined by other independent auditors which the opinion, insofar as it relates to the balances of these foreign branches is based solely on the reports of other independent auditors. In addition KPMG's report contains emphasis paragraphs stating that: (a) for the purpose of resolving the litigation between the parties, with the consent of Caixa de Previdência dos Funcionários do Banco do Brasil—Previ, an agreement was signed on May 2, 2006 with the Banking Establishments Workers' Union in Brasília, São Paulo and Rio de Janeiro, which established that the Parity Fund ("*Fundo Paridade*") should be used to improve the benefit plan and amortize the social security liability or reduce/offset future contributions from the Bank. The accounting effects of the aforementioned agreement were fully recognized in the year ended December 31, 2006; (b) the Bank has assets recorded in the amount of R$8,595 million related to income tax and social contribution tax credits, the realization and maintenance of which are contingent upon the future generation of taxable income and compliance with the regulations defined in Resolutions 3059/02 and 3355/06, issued by the Brazilian Monetary Council; and (c) the Bank has filed a claim to fully offset accumulated tax losses arising from income tax and negative social contribution tax bases. The Management of the Bank, based on the opinion of its legal counsel, understands that the abovementioned claim will be accepted by the Court and has made judicial deposits in amounts that exceed the annual limits established on the tax legislation. In the event of a decision that is unfavorable to the Bank, the corresponding judicial deposits, which total R$5,576 (on 70% of the amount offset), as of December 31, 2006, will be written off as expense. The resulting tax credit that may be recorded is contingent upon an analysis of the prospects of its realization and its adherence to the rules defined by Resolutions 3059/02 and 3355/06 of the Brazilian Monetary Council. Studies by Management of the Bank indicate full compliance with the rules and regulations for recording the abovementioned tax credit; and (d) the financial statements and the supplementary information related to the statement of cash flows and added value for the year ended December 31, 2005, presented for the purposes of comparison, were examined by other independent auditors, and their respective unqualified reports, dated February 16, 2006, included emphasis paragraphs highlighting the same subjects as discussed in (b) and (c) above, and an emphasis paragraph on the existence of a litigation related to the parity fund, which has been solved based on the agreement which was signed between the parties:

Also, the quarterly financial information of the Bank and the consolidated quarterly financial information of the Bank and its subsidiaries for the quarter and nine-month period ended September 30, 2007 have been subjected to a special review by KPMG, independent accountants, as stated in their report, includes references to other auditors referring to the fact that the financial statements of certain foreign branches, in which the assets, shareholders' equity and the net income totaled R$12,553 million, R$605 million and R$23million, respectively, as of September 30, 2007, were reviewed by other

independent auditors. Our special review report, insofar as it relates to the balances of these foreign branches is based solely on the reports of other independent auditors. In addition our special review report contains emphasis paragraphs stating that: a) the statements of cash flows and added value of the Bank and the consolidated quarterly financial statements of the Bank and its subsidiaries were subject to the same special review procedures; and b) the realization and maintenance of income tax and social contribution tax credits, in the amount of R$13,877 million are contingent upon the future generation of taxable income and compliance with the regulations defined in Resolutions 3059/02 and 3355/06 issued by the Brazilian National Monetary Council.

Furthermore, the quarterly financial information of the Bank and the consolidated quarterly financial information of the Bank and its subsidiaries for the quarter and nine-month period ended September 30, 2006 comprising the balance sheet, the statement of income, the performance analysis of results and relevant information, prepared in compliance with accounting practices adopted in Brazil and also included in the Offering Circular have been subjected to a special review by KPMG, independent accountants. KPMG's special review report with respect thereto is also included in the Offering Circular and includes references to other auditors referring to the fact that the financial statements of certain foreign branches of the Bank, in which the assets, shareholders' equity and net income totaled R$5,169 million, R$485 million and R$8 million, respectively, as of September 30, 2006, were reviewed by other independent external auditors; and the amounts which refer to supplementary post-employment benefits related to retirement plans, pensions and health insurance, were recognized by the Bank based on actuarial calculations prepared by independent actuaries, and the values of the assets of the Caixa de Previdência dos Funcionários do Banco do Brasil were also examined by other independent auditors. In addition the special review report contains emphasis paragraphs which state that a) the statements of cash flows and added value of the Bank and the consolidated quarterly financial statements of the Bank and its subsidiaries were subject to the same special review procedures; b) the Bank reached an agreement in May 2006 resolving litigation with Banking Establishments Workers' Union which established use of Parity Fund to reduce/offset future contributions from the Bank to the Benefit Plan (Caixa de Previdência dos Funcionários do Banco do Brasil—Previ). The accounting effects of the aforementioned agreement were fully recognized in the quarter ended as of June 30, 2006; c) the realization and maintenance of income tax and social contribution tax credits, in the amount of R$9,300 million are contingent upon the future generation of taxable income and compliance with the regulations defined in Resolutions 3059/02 and 3355/06 issued by the Brazilian National Monetary Counsel; d) the Bank filed a claim to fully offset accumulated tax losses arising from income tax and social contribution tax bases. An unfavorable decision would result in a net loss of R$5,426 million against income. In this case the resulting tax credit in the same amount which may be recorded against income is contingent upon an analysis of its realization; and e) the quarterly financial information for the quarter ended September 30, 2005, presented for comparison purposes, was reviewed by other independent auditors, whose report dated November 14, 2005, was issued with a scope limitation with respect to the fact that certain investments in foreign branches, with total assets, shareholders' equity and net income totaling R$3,021 million, R$245 million and R$181 million, respectively, had not been reviewed by independent auditors and, therefore, at that time, it was not possible to perform alternative procedures that permitted them to reach a conclusion on the adequacy of the aforementioned balances. The other independent auditors also includes emphasis paragraphs relating to the same matters discussed in c) and d) above and an emphasis paragraph on the issue mentioned in paragraph b) which has been resolved based on an agreement signed in May 2006.

KPMG special review reports on the quarterly financial information for the quarters and nine-month periods ended September 30, 2007 and 2006, included herein, states that KPMG has performed limited procedures in accordance with professional standards for a review of quarterly financial information

established by IBRACON and CFC and therefore they did not audit and they do not express an opinion on the quarterly financial information of the Bank and on the consolidated quarterly financial information of the Bank and its subsidiaries. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.

Under Brazilian law, companies are prohibited from using the same independent external auditor for more than five consecutive years, PricewaterhouseCoopers ended its five-year term as the Bank's independent external auditor as of December 31, 2005. As a result, KPMG is now the independent external auditor of the Bank.

Index to financial statements

Banco do Brasil S.A.

Independent auditors' report on the special review of the interim financial information for the quarter ended September 30, 2007

Interim financial information
Quarter ended September 30, 2007

CONTENTS

Independent auditors' special review report

To
The Board of Directors and Shareholders
Banco do Brasil S.A.
Brasília—DF

1. We have conducted a special review of the Quarterly Financial Information for Banco do Brasil S.A., individual (BB—domestic and foreign branches) and consolidated (BB—consolidated), for the quarter and the nine months ended September 30, 2007, comprising the balance sheet, the statement of income, the performance analysis of results and relevant information, prepared in compliance with accounting practices adopted in Brazil. The financial statements of certain foreign branches, in which the assets, shareholders' equity and the net income totaled R$ 12,553 million, R$ 605 million and R$ 23 million, respectively, as of September 30, 2007, were reviewed by other independent auditors. Our special review report, insofar as it relates to the balances of these foreign branches is based solely on the reports of other independent auditors.

2. Our review was performed in accordance with auditing standards established by IBRACON—(Brazilian Institute of Independent Auditors) and the Federal Council of Accountancy (CFC), which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries, regarding the principal criteria adopted in the preparation of the Interim Financial Information and (b) a review of the information and subsequent events which may have a material effect on the Bank and its subsidiaries' financial position and operations.

3. Based on our special review and the reports prepared by the other independent auditors, as mentioned in the first paragraph, we are not aware of any material changes that should be made to the Interim Financial Information described above, for them to be in accordance with the regulations issued by the Brazilian Securities and Exchange Commission (CVM) specifically applicable to the preparation of the Interim Financial Information.

4. The statement of cash flows and added value of Banco do Brasil S.A., individual and consolidated, for the quarter and nine months ended September 30, 2007, which are not required under accounting practices adopted in Brazil, are being presented as supplementary information. This supplementary financial information was subject to the same review procedures as those described in the second paragraph and, we are not aware of any changes that should be made to this supplementary financial information in order for it to be presented fairly, in relation to the Interim Financial Information described in the first paragraph taken as a whole.

5. As described in Note 18(a), as of September 30, 2007, the Bank has assets recorded in the amount of R$ 13,877 million related to income tax and social contribution tax credits, the realization and maintenance of which are contingent upon the future generation of taxable income and compliance with the regulations defined in Resolutions 3059/02 and 3355/06, issued by the Brazilian Monetary Council.

November 9, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-DF

Francesco Luigi Celso
Accountant CRC 1SP175348/O-5-S-DF

José Claudio Costa
Accountant CRC 1SP167720/O-1-S-DF

FINANCIAL STATEMENTS
In thousands of Reais

BALANCE SHEET
Quarter ended at September 30, 2007

		BB-Domestic and Foreign branches		BB-Consolidated	
		09.30.2007	06.30.2007	09.30.2007	06.30.2007
ASSETS					
CURRENT ASSETS		207,224,616	203,507,225	198,908,109	194,186,307
Available Funds		4,358,299	4,717,510	4,365,753	4,724,035
Short-term interbank investments	(Note 4)	60,919,024	56,715,410	51,127,598	47,377,686
Money market		42,727,867	39,960,907	42,661,691	39,960,907
Interbank deposits		18,191,157	16,754,503	8,465,907	7,416,779
Securities and derivative financial instruments	(Note 5)	26,643,106	28,601,335	27,463,341	29,179,929
Own portfolio		17,249,231	11,580,753	18,071,093	12,159,772
Subject to repurchase agreements		5,661,388	13,577,574	5,661,388	13,577,574
Deposits with the Brazilian Central Bank		1,199,752	1,659,845	1,199,752	1,659,845
Pledged in guarantee		322,117	867,821	322,117	867,821
Securities subject to repurchase agreements (with free movement)		963,742	—	963,742	—
Derivative financial instruments		1,246,876	915,342	1,245,249	914,917
Interbank accounts		31,445,909	30,727,366	31,484,467	30,758,775
Payments and receipts pending settlement		2,116,318	1,930,300	2,116,446	1,930,401
Restricted deposits					
Brazilian Central Bank deposits		29,175,231	28,692,699	29,198,697	28,710,876
National Treasury—rural credits receivable		21,122	13,028	21,122	13,028
National Housing Financing System (SFH)		1,861	1,615	1,861	1,615
Interbank onlendings		46	46	46	46
Correspondent banks		131,331	89,678	146,295	102,809
Interdepartmental accounts		73,306	32,331	73,306	32,331
Thrid-party funds in transit		—	—	—	—
Internal transfers of funds		73,306	32,331	73,306	32,331
Loan operations	(Note 6)	59,546,284	60,082,957	59,919,584	60,181,067
Loan operations					
Public sector		1,042,203	1,000,562	1,047,232	1,005,330
Private sector		62,825,805	63,381,382	63,324,540	63,612,393
(Allowance for loan losses)	(Note 6d)	(4,321,724)	(4,298,987)	(4,452,188)	(4,436,656)
Lease operations	(Note 6)	(14)	28	(1,002)	(3,923)
Lease and sublease receivables					
Public sector		53,757	56,077	53,757	56,077
Private sector		576	1,198	438,519	427,638
(Unearned income from lease operation)		(54,332)	(57,244)	(478,179)	(472,805)
(Allowance for lease losses)		(15)	(3)	(15,099)	(14,833)

BALANCE SHEET
Quarter ended at September 30, 2007

		BB-Domestic and Foreign branches		BB-Consolidated	
		09.30.2007	06.30.2007	09.30.2007	06.30.2007
Other receivables		22,746,594	21,116,867	22,980,493	20,857,880
Receivables on guarantees honored		47,225	49,486	47,225	49,486
Foreign exchange portfolio	(Note 7a)	11,537,655	9,892,176	11,537,655	9,892,176
Income receivable		239,602	822,583	279,929	266,285
Negotiation and intermediation of securities		1,387	1,187	190,645	158,831
Special operations		575	575	575	575
Sundry	(Note 7c)	11,442,860	10,848,516	11,451,335	10,992,750
(Provision for other losses)	(Note 6e & 6f)	(522,710)	(497,656)	(526,871)	(502,223)
Other assets		1,492,108	1,063,421	1,494,569	1,078,527
Investments		3	3	3	3
Other assets	(Note 8)	252,442	257,309	253,505	271,347
(Provision for devaluations)		(151,182)	(147,256)	(151,895)	(147,970)
Prepaid expenses		1,390,845	953,365	1,392,956	955,147
LONG-TERM RECEIVABLES		139,197,115	130,556,977	137,577,901	132,878,469
Interbank Investments	(Note 4)	3,708,274	4,105,996	291,480	4,236,297
Money market		276,518	76,519	276,518	—
Interbank deposits		3,431,756	4,029,477	14,962	4,236,297
Securities and derivative financial instruments	(Note 5)	45,654,301	41,623,711	46,662,309	42,890,634
Own portfolio		16,274,444	9,467,258	17,188,201	10,638,062
Subject to repurchase agreements		24,673,327	29,287,894	24,767,578	29,384,013
Deposits with the Brazilian Central Bank		3,242,799	2,489,783	3,242,799	2,489,783
Pledged in guarantee		337,860	46,272	337,860	46,272
Securities subject to repurchase agreements (with free movement)		786,484	—	786,484	—
Derivative financial instruments		339,387	332,504	339,387	332,504
Interbank accounts		18,449	—	18,449	—
National Treasury—rural credits receivable		18,449	—	18,449	—
Loan operations	(Note 6)	68,997,733	64,446,675	69,566,931	65,320,655
Loan operations					
Public sector		3,575,858	3,604,870	3,595,527	3,625,461
Private sector		70,310,152	65,508,795	70,859,789	66,362,296
(Allowance for loan losses)	(Note 6d)	(4,888,277)	(4,666,990)	(4,888,385)	(4,667,102)
Lease operations	(Note 6)	(10)	22	27,099	26,174
Lease and sublease receivables					
Public sector		38,927	44,061	38,927	44,061
Private sector		421	945	563,970	540,687

BALANCE SHEET
Quarter ended at September 30, 2007

		BB-Domestic and Foreign branches		BB-Consolidated	
		09.30.2007	06.30.2007	09.30.2007	06.30.2007
(Unearned income from lease operation)		(39,347)	(44,981)	(568,365)	(551,535)
(Allowance for lease losses)		(11)	(3)	(7,433)	(7,039)
Other receivables		20,818,368	20,380,573	21,011,633	20,404,709
Receivables on guarantees honored		—	—	—	—
Income receivable		37,192	31,581	37,192	31,581
Specific credits	(Note 7b)	737,942	719,365	737,942	719,365
Sundry	(Note 7c)	20,365,917	19,976,698	20,565,716	20,007,336
(Provision for other losses)	(Notes 6e & 6f)	(322,683)	(347,071)	(329,217)	(353,573)
Other assets		—	—	—	—
Prepaid expenses		—	—	—	—
PERMANENT ASSETS		6,654,078	6,428,798	5,912,086	5,902,794
Investments		3,359,711	3,056,848	1,276,046	1,262,465
Investments in subsidiary and associated companies	(Note 20)				
Domestic		2,568,194	2,252,507	1,232,647	1,206,684
Foreign		750,939	764,920	—	—
Other investments		91,286	91,298	107,900	127,070
(Provision for losses)		(50,708)	(51,877)	(64,501)	(71,289)
Land and buildings in use	(Note 9)	2,657,089	2,714,218	2,656,908	2,714,944
Land and buildings in use		2,337,145	2,327,834	2,337,145	2,327,834
Other property and equipment in use		4,300,503	4,251,438	4,305,201	4,257,306
(Accumulated depreciation)		(3,980,559)	(3,865,054)	(3,985,438)	(3,870,196)
Applications in fixed assets for leasing	(Note 9)	93,386	100,222	1,429,510	1,361,905
Leased assets		158,009	159,143	1,844,758	1,748,446
(Accumulated depreciation)		(64,623)	(58,921)	(415,248)	(386,541)
Deferred charges		543,892	557,510	549,622	563,480
Organization and expansion costs		1,384,081	1,347,027	1,402,058	1,365,349
(Accumulated amortization)		(840,189)	(789,517)	(852,436)	(801,869)
Total		353,075,809	340,043,000	342,398,096	332,967,570
LIABILITIES / STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES		277,776,902	262,943,758	270,084,342	254,442,297
Deposits	(Note 10)	159,770,842	148,466,359	155,733,185	141,580,802
Demand deposits		38,675,807	36,789,190	38,711,780	36,841,335
Savings deposits		43,830,975	40,830,991	43,830,975	40,830,991
Interbank deposits		9,745,638	8,156,844	5,598,454	1,153,532

BALANCE SHEET
Quarter ended at September 30, 2007

		BB-Domestic and Foreign branches		BB-Consolidated	
		09.30.2007	06.30.2007	09.30.2007	06.30.2007
Time deposits		67,250,606	62,389,752	67,324,160	62,455,362
Sundry		267,816	299,582	267,816	299,582
Deposits received under security repurchase agreements		66,761,214	66,593,684	66,358,951	66,153,812
Own portfolio		26,451,003	37,964,868	26,445,441	37,550,640
Third-party portfolio		36,305,211	28,358,816	35,908,510	28,333,172
Unrestricted Portfolio		4,005,000	270,000	4,005,000	270,000
Funds from acceptance and issue of securities		194,633	188,221	679,663	713,378
Foreign securities		194,633	188,221	679,663	713,378
Interbank accounts		1,904,175	1,681,562	1,929,095	1,697,372
Receipts and payments pending settlement		1,900,830	1,679,261	1,925,750	1,695,071
Correspondent banks		3,345	2,301	3,345	2,301
Interdepartmental accounts		1,497,225	1,318,099	1,497,225	1,318,099
Third-party funds in transit		1,469,835	1,292,712	1,469,835	1,292,712
Internal transfers of funds		27,390	25,387	27,390	25,387
Borrowings	(Note 11)	4,366,417	2,915,177	1,292,946	1,632,264
Foreign borrowings		4,366,417	2,915,177	1,292,946	1,632,264
Local onlendings—official institutions	(Note 12)	12,411,098	10,155,258	12,419,982	10,164,259
National Treasury		3,131,559	3,140,754	3,131,559	3,140,754
National Bank for Economic and Social Development (BNDES)		2,150,741	1,937,192	2,150,741	1,937,192
National Industrial Financing Authority (FINAME)		6,369,612	4,579,967	6,378,328	4,588,804
Other institutions		759,186	497,345	759,354	497,509
Foreign onlendings		1,071,430	1,064,512	95	3,863
Foreign onlendings		1,071,430	1,064,512	95	3,863
Derivative financial instruments	(Note 5b)	2,206,025	1,860,024	2,203,106	1,857,881
Derivative financial instruments		2,206,025	1,860,024	2,203,106	1,857,881
Other liabilities		27,593,843	28,700,862	27,970,094	29,320,567
Collection and payment of taxes and social contributions		1,916,332	1,850,081	1,916,581	1,850,961
Foreign exchange portfolio	(Note 14a)	11,600,359	14,165,826	11,600,359	14,165,826
Social and statutory		1,053,624	761,450	1,055,609	762,773
Taxes and social security contributions		2,331,549	2,010,946	2,717,783	2,321,070
Negotiation and intermediation of securities		516,429	532,635	192,049	167,805
Financial and development funds	(Note 14b)	60,078	66,832	60,078	66,832
Subordinated debt	(Note 14e)	—	—	—	—
Sundry	(Note 14d)	10,115,472	9,313,092	10,427,635	9,985,300

BALANCE SHEET
Quarter ended at September 30, 2007

		BB-Domestic and Foreign branches		BB-Consolidated	
		09.30.2007	06.30.2007	09.30.2007	06.30.2007
LONG-TERM LIABILITIES		52,126,984	54,693,866	49,141,831	56,119,897
Deposits	(Note 10)	16,737,754	19,305,472	16,446,568	22,964,216
Interbank deposits		295,718	333,616	4,532	3,992,360
Time deposits		16,316,005	18,971,856	16,316,005	18,971,856
Sundry		126,031	—	126,031	—
Deposits received under security repurchase agreements		8,486,497	8,565,053	8,486,497	8,565,053
Own portfolio		3,091,187	4,329,632	3,091,187	4,329,632
Third-party portfolio		4,950,310	4,205,421	4,950,310	4,205,421
Unrestricted Portfolio		445,000	30,000	445,000	30,000
Funds from acceptance and issue of securities		329,359	—	936,830	773,479
Foreign securities		329,359	—	936,830	773,479
Borrowings	(Note 11)	2,502,154	2,094,492	1,687,661	1,722,073
Foreign borrowings		2,502,154	2,094,492	1,687,661	1,722,073
Local onlendings—official institutions	(Note 12)	4,094,120	5,061,068	4,107,944	5,075,765
National Bank for Economic and Social Development (BNDES)		2,970,071	2,905,789	2,970,071	2,905,789
National Industrial Financing Authority (FINAME)		1,124,049	2,155,279	1,137,873	2,169,976
Foreign onlendings		2,242,996	2,232,614	381	382
Foreign onlendings		2,242,996	2,232,614	381	382
Derivative financial instruments	(Note 5b)	270,256	193,611	271,575	194,249
Derivative financial instruments		270,256	193,611	271,575	194,249
Other liabilities		17,463,848	17,241,556	17,204,375	16,824,680
Taxes and social security contributions		—	—	109,612	106,115
Negotiation and intermediation of securities		610,876	775,926	3,406	—
Financial and development funds	(Note 14b)	1,787,252	1,939,589	1,787,252	1,939,589
Special operations		2,355	2,363	2,355	2,363
Subordinated debt	(Note 14e)	9,834,011	9,574,027	9,828,522	9,574,027
Hybrid capital and debt instruments		933,257	977,582	932,366	977,582
Sundry	(Note 14d)	4,296,097	3,972,069	4,540,862	4,225,004
DEFERRED INCOME		106,629	99,957	106,629	99,957
Deferred income		106,629	99,957	106,629	99,957
STOCKHOLDERS' EQUITY	(Note 16)	23,065,294	22,305,419	23,065,294	22,305,419
Capital		12,710,693	12,710,693	12,710,693	12,710,693

BALANCE SHEET
Quarter ended at September 30, 2007

	BB-Domestic and Foreign branches		BB-Consolidated	
	09.30.2007	06.30.2007	09.30.2007	06.30.2007
Local residents	12,664,846	12,664,846	12,664,846	12,664,846
Foreign residents	45,847	45,847	45,847	45,847
Capital reserves	38	—	38	—
Revaluation reserves	6,314	6,390	6,314	6,390
Revenue reserves	8,932,907	9,145,150	8,932,907	9,145,150
Adjustment to market value—securities and derivative financial instruments	383,815	443,186	383,815	443,186
Retained earnings (accumulated losses)	1,031,527	0	1,031,527	0
Total	353,075,809	340,043,000	342,398,096	332,967,570

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

In thousands of reais

STATEMENT OF INCOME

Quarter ended at September 30, 2007

		BB-Domestic and Foreign Branches		BB-Consolidated	
		3rd quarter/ 2007	3rd quarter/ 2006	3rd quarter/ 2007	3rd quarter/ 2006
INCOME FROM FINANCIAL INTERMEDIATION		10,333,230	9,005,578	10,460,419	9,112,878
Loans		6,462,388	5,297,054	6,517,434	5,361,153
Leases		17,349	13,308	176,439	141,193
Securities		3,443,420	3,488,645	3,355,156	3,404,856
Derivative financial instruments		(149,212)	(197,942)	(149,248)	(198,837)
Foreign exchange, net		153,808	—	155,161	—
Compulsory deposits		405,477	404,513	405,477	404,513
EXPENSES FROM FINANCIAL INTERMEDIATION		(6,525,277)	(6,537,209)	(6,610,092)	(6,612,165)
Deposits and funds obtained in the money market		(4,766,262)	(4,427,219)	(4,753,176)	(4,402,246)
Borrowings and onlendings		(520,971)	(425,513)	(497,751)	(421,286)
Leases		(13,120)	(7,741)	(127,032)	(94,428)
Foreign exchange, net		—	(64,460)	—	(64,304)
Allowance for loan losses	(Note 6e & 6f)	(1,224,924)	(1,612,276)	(1,232,133)	(1,629,901)
GROSS FINANCIAL INTERMEDIATION INCOME		3,807,953	2,468,369	3,850,327	2,500,713
OTHER OPERATING INCOME/EXPENSES		(2,081,395)	(994,690)	(2,061,591)	(972,435)
Banking service fees	(Note 15a)	2,266,405	2,072,990	2,498,268	2,252,066
Personnel expenses	(Note 15b)	(2,431,092)	(1,926,215)	(2,448,948)	(1,944,713)
Other administrative expenses	(Note 15c)	(1,717,990)	(1,480,875)	(1,736,184)	(1,498,073)
Tax Expenses		(489,094)	(443,750)	(512,884)	(463,151)
Equity in the (earnings)/loss of subsidiary and associated companies	(Note 19)	218,356	273,442	50,162	162,956
Other operating income	(Note 15d)	1,351,537	1,169,163	1,362,477	1,161,732
Other operating expenses	(Note 15e)	(1,279,517)	(659,445)	(1,274,482)	(643,252)
OPERATING INCOME		1,726,558	1,473,679	1,788,736	1,528,278
NON-OPERATING INCOME	(Nota 15f)	34,492	21,888	42,677	22,531
Income		48,516	37,131	56,907	37,919
Expenses		(14,024)	(15,243)	(14,230)	(15,388)
PROFIT BEFORE TAXATION AND PROFIT SHARING		1,761,050	1,495,567	1,831,413	1,550,809
INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME	(Note 17)	(222,891)	(471,934)	(292,592)	(526,544)
Income tax		(411,058)	(558,774)	(464,582)	(603,890)
Social contribution on net income		(148,335)	(202,045)	(167,048)	(217,143)
Deferred tax credits		336,502	288,885	339,038	294,489
PROFIT SHARING		(174,122)	(116,195)	(174,784)	(116,827)
NET INCOME		1,364,037	907,438	1,364,037	907,438
Number of shares		2,475,949,269	825,316,423	2,475,949,269	825,316,423
Net income per share		0.55	1.10	0.55	1.10

STATEMENT OF INCOME
Nine months ended at September 30, 2007

	BB-Domestic and Foreign Branches		BB-Consolidated	
	09.30.2007	09.30.2006	09.30.2007	09.30.2006
INCOME FROM FINANCIAL INTERMEDIATION	30,083,130	27,304,461	30,498,125	27,621,574
Loans	18,493,647	15,629,272	18,670,305	15,797,355
Leases	51,204	36,453	504,094	381,997
Securities	9,773,642	10,387,634	9,557,865	10,191,864
Derivative financial instruments	194,411	(516,496)	193,415	(518,867)
Foreign exchange, net	364,337	544,571	366,557	546,198
Compulsory deposits	1,205,889	1,223,027	1,205,889	1,223,027
EXPENSES FROM FINANCIAL INTERMEDIATION	(19,049,622)	(19,924,079)	(19,341,085)	(20,128,793)
Deposits and funds obtained in the money market	(13,559,918)	(12,788,698)	(13,535,075)	(12,728,878)
Borrowings and onlendings	(1,318,775)	(1,460,564)	(1,296,740)	(1,456,750)
Leases	(40,630)	(22,870)	(360,109)	(257,175)
Foreign exchange, net	—	—	—	—
Allowance for loan losses	(4,130,299)	(5,651,947)	(4,149,161)	(5,685,990)
GROSS FINANCIAL INTERMEDIATION INCOME	11,033,508	7,380,382	11,157,040	7,492,781
OTHER OPERATING INCOME/ EXPENSES	(5,627,389)	(2,936,273)	(5,546,392)	(2,896,021)
Banking service fees	6,681,504	6,076,485	7,318,365	6,601,037
Personnel expenses	(6,763,936)	(5,763,861)	(6,819,649)	(5,821,188)
Other administrative expenses	(4,805,401)	(4,256,401)	(4,855,136)	(4,310,210)
Tax Expenses	(1,458,605)	(1,296,960)	(1,526,457)	(1,353,999)
Equity in the (earnings)/loss of subsidiary and associated companies	523,010	544,527	36,074	185,639
Other operating income	3,964,234	4,335,572	4,046,549	4,339,213
Other operating expenses	(3,768,195)	(2,575,635)	(3,746,138)	(2,536,513)
OPERATING INCOME	5,406,119	4,444,109	5,610,648	4,596,760
NON-OPERATING INCOME	72,432	70,779	85,206	73,479
Income	140,518	110,976	154,270	142,203
Expenses	(68,086)	(40,197)	(69,064)	(68,724)
PROFIT BEFORE TAXATION AND PROFIT SHARING	5,478,551	4,514,888	5,695,854	4,670,239
INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME	(1,146,975)	892,048	(1,362,442)	738,688
Income tax	(1,620,425)	(1,658,281)	(1,791,703)	(1,792,639)
Social contribution on net income	(586,740)	(612,485)	(645,820)	(658,009)
Deferred tax credits	1,060,190	3,162,814	1,075,081	3,189,336
PROFIT SHARING	(490,371)	(611,309)	(492,207)	(613,300)
NET INCOME	3,841,205	4,795,627	3,841,205	4,795,627
Number of shares	2,475,949,269	825,316,423	2,475,949,269	825,316,423
Net income per share	1.55	5.81	1.55	5.81

The accompanying notes are an integral part of these financial statements.

INTERIM FINANCIAL INFORMATION
In thousands of Reais

NOTES TO THE INTERIM FINANCIAL INFORMATION
Quarter ended at September 30, 2007

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

NOTE 1. The Bank and its Operations

Banco do Brasil S.A. (the "Bank") is a publicly listed company established under private law, with both public and private stockholders, and subject to the requirements of Brazilian corporate legislation. Its corporate purpose is to carry out all assets, liabilities and accessory banking operations, to provide banking services, to intermediate and originate financial transactions and to perform any other activity permitted of institutions that form part of the National Finance System. It is also the main financial agent of the Brazilian Federal Government and is therefore required to carry out the functions attributed to it by law, specifically those of Art. 19 of Law 4595/1964.

NOTE 2. Presentation of the Financial Statements

2.a) The Financial Statements have been prepared in accordance with the requirements of Law 6404/1976 and observing the rules and instructions issued by the Brazilian Central Bank (BACEN) and the Brazilian Securities Commission (CVM) include the operations of Banco do Brasil S.A. in Brazil and its branches and subsidiaries abroad (BB-Domestic and Foreign Branches), and the consolidated position of the branches and financial subsidiaries in Brazil and abroad and the foreign special purpose entities (BB—Consolidated), and the amounts are presented in thousand of Reais, except when indicated.

The account balances of the "Foreign branches" and the "Foreign branches and subsidiaries" included in the financial statements of "BB—Domestic and Foreign Branches" and "BB—Consolidated", respectively, are as follows:

	Foreign branches		Foreign Branches and Subsidiaries	
	09.30.2007	09.30.2006	09.30.2007	09.30.2006
Current assets	28,423,540	31,917,184	27,312,263	32,071,404
Long-term receivables	11,417,646	12,078,401	12,135,930	11,957,847
Permanent assets	95,007	111,592	98,660	132,273
Total assets	39,936,193	44,107,177	39,546,853	44,161,524
Current liabilities	30,944,225	33,080,295	29,688,547	32,196,262
Long-term liabilities	6,413,648	7,632,593	6,529,048	7,777,739
Deferred income	4,641	5,949	4,641	5,949
Shareholder's equity	2,573,679	3,388,340	3,324,617	4,181,574
Total liabilities and stockholders' equity	39,936,193	44,107,177	39,546,853	44,161,524
Net income for the quarter	90,923	127,742	106,795	144,994

2.b) The consolidated financial statements (BB—Consolidated) comprise domestic companies and foreign branches and subsidiaries, as follows: Banco do Brasil—AG. Vienna (Austria), BB Leasing Company Ltd., Brasilian American Merchant Bank—BAMB, BB Securities Ltd., BB Securities LLc. and the domestic subsidiaries: BB Administração de Ativos—Distribuidora de Títulos e Valores Mobiliários S.A., BB Banco de Investimento S.A., BB Leasing S.A.—Arrendamento Mercantil and BB Banco Popular do Brasil S.A. In order to comply with CVM Instruction No. 408, of August 18, 2004, the following Foreign Special Purpose Entities (SPE) has been included in the consolidation: Dollar Diversified Payment Rights Finance Company.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

The asset and liability and the income and expense accounts reflecting transactions between the foreign branches and subsidiaries and Banco do Brasil S.A. were eliminated in the consolidation. The translation into Reais of the financial statements prepared in a foreign currency is carried out using current exchange rates, in conformity with CVM Decision 28/1986.

BB Corretora de Seguros e Administradora de Bens S.A., BB Administradora de Cartões de Crédito S.A., BB Tur Viagens e Turismo Ltda., Cobra Tecnologia S.A., Ativos S.A. and BB Administradora de Consórcios S.A. were not included in the consolidation, in accordance with article 23 of CVM Instruction 247 as of 03.27.1996, as they do not materially affect the consolidated financial statements, and Brasil Aconselhamento Financeiro S.A was also not included because it is in the process of liquidation. The investments in these companies were recorded using the equity method of accounting, and the information required by article 20 of CVM Instruction 247 of 03.27.1996 and CVM Deliberation 26 of 02.05.1986 is presented in Notes 19 and 20, respectively.

2.c) The Cash Flow Statement, prepared in accordance with Accounting Standards and Procedures—NPC 20, of 4.30.1999, issued by the Brazilian Institute of Accountants—IBRACON, and the Statement of Added Value, prepared in accordance with Resolution CFC n.° 1,010, of 1.21.2005, of the Federal Accounting Council, are being shown as supplementary information to the basic financial statements.

NOTE 3. Significant Accounting practices

3.a) Income and expenses are recognized on the accrual basis.

3.b) Assets and liabilities with floating rates are recorded at their present values, on a pro rata basis, in accordance with variations in the contractual indices. Assets and liabilities with fixed rates are recorded at their future values, adjusted to reflect unearned income or prepaid expenses. Assets and liabilities denominated in or indexed to foreign currencies are adjusted in accordance with the exchange rates or official indices as of the balance sheet date and are presented at their realizable values. Transaction gains and losses are recorded in income for the period. For the subsidiaries located abroad, assets and liabilities are translated into Brazilian Reais at the closing exchange rate on the balance sheet date.

3.c) Interbank Investments

Interbank funds applied are recorded at the investment value or purchase price, plus income accrued up to the balance sheet date.

3.d) Securities

Securities purchased for the Bank's own portfolio are recorded at the amount paid, including brokerage charges and fees, and are classified based on the intention of management, in one of three different categories; as follows:

3.d.1) Trading securities: these are securities purchased in order to be actively and frequently traded. They are adjusted monthly to their market value, and increases and decreases in market value are recorded in income and expense accounts for the period;

3.d.2) Available-for-sale securities: these are securities which are not classified as either trading or held-to-maturity. They are adjusted monthly to their market value, and increases and decreases in market value are recorded, net of tax effects, in a separate stockholders' equity account;

3.d.3) Held—to-maturity securities: these are securities that the Bank has both the intention and the financial capacity to hold to maturity. The financial capacity is supported by a cash flow projection that does not consider the possibility of selling these securities. They are not adjusted to their market value.

The mark-to-market methodology used for securities was established following consistent and verifiable criteria, which considers the average trading price on the day of calculation or, if not available, pricing models that estimate the probable net realizable value.

Income accrued on the securities, irrespective of the category in which they are classified, is accrued on a pro rata basis up to the date of maturity or final sale, using an exponential or straight-line method, based on the contractual remuneration and purchase price distributed over the investment period, and recorded directly in income for the period.

Losses from securities classified as available—for-sale and held-to-maturity, if judged to be other than temporary, are recorded as an expense for the period, and a new cost basis for the asset is established.

Upon their sale, the difference between the selling price and book value is recorded on the date of the transaction as either a gain or loss from securities.

3.e) Derivative financial instruments

Derivative financial instruments are recorded at market value in each monthly balance sheet and yearly financial statements. Increases or decreases in market value are recorded in the income or expense accounts of the respective financial instruments.

The mark-to-market methodology used for derivative financial instruments was established following consistent and verifiable criteria, which considers the average trading price on the date of calculation or, if not available, pricing models that estimate the probable net realizable value, according to the characteristics of the derivative.

Derivative financial instruments used to offset, in whole or in part, risks arising from exposure to variations in the market values of financial assets or liabilities are considered hedging instruments and are classified and measured according to the nature of the hedge:

3.e.1) Market risk hedge—increases or decreases in value of the derivative financial instruments classified in this category, as well as of the item hedged, are recorded in income and expense accounts for the period;

3.e.2) Cash flow hedge—the effective portion of the increases or decreases in value of the derivative financial instruments classified in this category is recorded, net of tax effects, in a separate stockholders' equity account. The effective portion is that for which the variation of the item hedged, as relates to the corresponding risk, is offset by the variation in the derivative financial instrument used to execute the hedge, considering the accumulated gain or loss. Other variations in these instruments (i.e. the ineffective portion) are recorded directly in income or expense accounts for the period.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

3.f) Loan and lease operations, advances on foreign exchange contracts, other receivables with characteristics of loans and the allowance for loan losses

Loan and lease operations, advances on foreign exchange contracts, and other receivables with characteristics of loans are classified according to management's evaluation with respect to the risk level of the credit, taking into consideration the economic environment, past experience and specific risks in relation to the operation, the debtors and guarantors; and observing the parameters established by Bacen Resolution n.° 2,682/1999, which requires the periodic analysis of the portfolio and assignment of ratings in one of nine categories, ranging from AA (minimum risk) to H (maximum risk).

Income from loans overdue for more than 60 days, regardless of their risk category, will only be recognized as income when effectively received (i.e. on the cash basis).

Operations classified in level H continue in this rating for up to 6 months, at which time they are written off against the existing provision and controlled, for five years, in memorandum accounts, no longer being recognized in the balance sheet.

Renegotiated operations are maintained, at a minimum, at the same level at which they were rated prior to the renegotiation. The renegotiation of loans that had already been written off against the provision are classified as H, and any gains from the renegotiation are only recognized as income when effectively received.

The allowance for loan losses, considered sufficient by management, satisfies the minimum requirements established by the aforementioned Resolution n.° 2682/1999, as demonstrated in Note 6.d.

3.g) Permanent assets

3.g.1) Equity investments, when material, are recorded using the equity method based on the shareholder's equity information provided by the subsidiaries or the associated, in accordance with BACEN and CVM instructions and rules. Investments are recorded in the Permanent Assets account.

The financial information of the foreign branches and subsidiaries is adapted to conform to the accounting practices adopted in Brazil and translated to Reais, with the impacts recorded in income for the period. Other permanent investments are stated at cost, price level-restated up to December 31, 1995, and are adjusted to market value through the formation of provision, in accordance with regulatory rules;

3.g.2) Property and equipment is stated at cost, less depreciation, calculated on the straight-line method at the following annual rates: buildings and leasehold improvements—4%; vehicles, installations and equipment—20%; others—10%.

3.g.3) Deferred Charges are recorded at the acquisition cost, net of amortization, and are composed mainly by: leasehold improvements in properties owned by third parties for the installation of facilities, amortized at rates based on the rental terms; and the cost of purchase and development of systems, amortized at an annual rate of 20%.

3.h) Employee benefits

Short-term benefits for existing employees are recognized on the accrual basis as the services which result in these benefits are provided. Post-employment benefits, comprising supplementary retirement benefits, medical assistance and other benefits for which the Bank is responsible, were calculated at December 31, 2006 in accordance with the criteria established by CVM Deliberation 371 of 12.13.2000.

3.i) Income and Social Contribution Taxes

3.i.1) Corporate income tax is calculated at the basic rate of 15% plus a surcharge of 10% on taxable income, and the Social Contribution on net income is calculated at the basic rate of 9% on taxable income (Note 17.a).

3.i.2) The tax credits were recorded at the current rates calculated on their respective bases, and the recording, maintenance and reversal/use of the credits, is in accordance with Resolution 3059, of December 20, 2002, of the National Monetary Council (changed to Resolution CMN 3355, of March 31, 2006), and are supported by a technical study of future realization prepared by Bank management.

3.i.3) The Bank has recorded IRPJ, CSLL, Pasep and Cofins tax credits on the negative mark-to-market adjustments of securities and derivative financial instruments recorded in a separate account in Stockholders' equity.

3.i.4) IRPJ, CSLL, Pasep and Cofins deferred tax liabilities have been recorded by taking into consideration the positive mark-to-market adjustments of securities and derivative financial instruments recorded in income and the separate account in Stockholders' equity.

3.j) Contingent assets, liabilities and legal obligations

The recognition, measurement and disclosure of contingent assets and liabilities, and legal obligations is performed in accordance with the criteria defined in CVM Deliberation n.° 489/2005.

Contingent assets are only recognized in the financial statements when there is existing evidence demonstrating that realization of the asset is a certainty.

Contingent liabilities are recognized in the financial statements when, based on the opinion of legal counsel and Management, the risk of loss of a lawsuit or administrative proceeding is considered probable, with a likely outflow of financial resources being required to settle the obligations, and when the amounts involved can be measured with sufficient reliability.

The provisions for claims are recorded taking into consideration the possibility of success by the plaintiff in the lawsuit against the Bank and or the subsidiaries.

The provisions for labor claims are recorded considering, also, the jurisprudence applicable to each claim.

The contingencies classified as probable are not recorded, and are required to be disclosed in the financial statements' notes, and the the contingencies classified as remote do not require any provision or disclosure (see Note 26.a).

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

Legal obligations—fiscal and social security—derived from tax obligations provided for in the applicable legislation, regardless of the probability of success of any lawsuits in progress, and which are recognized in full in the financial statements.

3.k) Use of estimates and judgments

The preparation of financial statements in accordance with accounting practices adopted in Brazil requires Management to make judgments and assumptions, when applicable, in determining accounting estimates. Significant assets and liabilities subject to these judgments and assumptions include the residual value of property, plant and equipment, the allowance for loan losses deferred income tax assets, the provision for contingencies, valuation of derivative financial instruments, and the assets and liabilities relating to employee benefit plans. The actual amounts involved in these transactions will only be known upon their effective settlements.

NOTE 4. Interbank Investments

	BB - Domestic and Foreign branches		BB - Consolidated	
	09.30.2007	09.30.2006	09.30.2007	09.30.2006
Repurchase agreements	43,004,385	12,897,490	42,938,209	12,814,383
Sales pending settlement—Own operations	2,282,325	1,870,282	2,290,130	1,870,282
Sales pending settlement—Financed operations	38,022,060	11,027,208	37,948,079	10,944,101
Sales pending settlement—Clearing and settlement houses	2,700,000	—	2,700,000	—
Interbank deposits	18,864,250	25,313,882	8,480,867	16,677,625
Foreign currency deposits	2,758,663	1,632,056	2	—
Total	64,627,298	39,843,428	51,419,078	29,492,008

NOTE 5. Securities and Derivative Financial Instruments

The criteria used for the calculation of market values of marketable securities and derivative financial instruments are as follows:

- the average of the representative trading price on the day of the calculation and the daily adjustments of futures market transactions reported by ANDIMA, BM&F, BOVESPA and the Brazilian Central Bank; or
- the net probable realizable value obtained through extrapolating interest rates, foreign exchange rates, price and currency indices, consistent with prices observed during the quarter.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

5.a) Securities

The cost (plus accrued income) and market value of securities at September 30, 2007 is as follows:

BB - Domestic and foreign branches

	09.30.2007								09.30.2006		
	Market Value					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
1—Trading securities	2,235	1,490,735	804,783	4,866,743	6,497,708	13,658,299	13,662,204	—	5,102,153	5,130,637	—
Domestic	2,235	1,490,735	804,783	4,866,743	6,497,708	13,658,299	13,662,204	—	5,102,153	5,130,637	—
Financial Treasury Bills	—	471	135,190	48,036	2,293,083	2,476,213	2,476,780	—	2,647,953	2,648,546	—
Federal Treasury Bills	—	1,490,264	669,435	4,818,707	2,503,270	9,479,505	9,481,676	—	2,388,309	2,415,454	—
Federal Treasury Notes	—	—	158	—	1,696,667	1,695,676	1,696,825	—	65,891	66,637	—
Shares in listed companies	2,235	—	—	—	—	2,214	2,235	—	—	—	—
Debentures	—	—	—	—	4,688	4,691	4,688	—	—	—	—
2—Available-for-sale securities	23,667	2,168,048	3,011,477	7,535,352	24,284,640	36,715,301	37,023,184	307,883	40,456,884	40,651,484	194,600
Domestic	23,666	2,168,048	2,913,312	7,533,116	22,670,906	35,157,497	35,309,048	151,551	39,166,973	39,252,454	85,481
Financial Treasury Bills	—	477,138	2,533,059	3,277,318	14,906,782	21,138,530	21,194,297	55,767	31,626,284	31,747,440	121,156
Federal Treasury Bills	—	1,159,513	55,513	1,532,597	2,756,609	5,483,751	5,504,232	20,481	1,052,274	1,059,757	7,483
Brazilian Central Bank Notes	—	—	—	—	—	—	—	—	165,247	164,364	(883)
Federal Treasury Notes	—	—	—	2,337,141	3,832,250	6,107,456	6,169,391	61,935	3,542,185	3,520,084	(22,101)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

BB - Domestic and foreign branches

Maturity in days	09.30.2007 Market Value					09.30.2007 Total			09.30.2006 Total		
	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Federal Government securities—other	—	452,151	—	—	966,639	1,415,678	1,418,790	3,112	1,706,640	1,714,359	7,719
Debentures	—	—	—	—	166,387	167,767	166,387	(1,380)	62,961	60,781	(2,180)
Agricultural debt securities	—	32	604	141	7,485	9,474	8,262	(1,212)	8,488	6,715	(1,773)
Shares in investment funds	4,149	—	—	—	—	4,149	4,149	—	6,500	6,500	—
Shares in social development funds	867	—	—	—	—	1,545	867	(678)	1,545	592	(953)
Shares in listed companies	18,650	—	—	—	—	7,364	18,650	11,286	7,364	4,859	(2,505)
Rural Product Bills (Commodities)	—	79,214	324,136	147,040	3,036	551,437	553,426	1,989	987,485	967,003	(20,482)
Other	—	—	—	238,879	31,718	270,346	270,597	251	—	—	—
Abroad	1	—	98,165	2,236	1,613,734	1,557,804	1,714,136	156,332	1,289,911	1,399,030	109,119
Brazilian foreign debt securities	—	—	94,668	936	1,575,717	1,515,145	1,671,321	156,176	1,229,213	1,337,390	108,177
Foreign debt securities—other countries	—	—	3,497	1,300	38,017	42,659	42,814	155	49,399	49,284	(115)
Shares in equity funds	—	—	—	—	—	—	—	—	6,904	7,976	1,072
Shares in listed companies	1	—	—	—	—	—	1	1	—	1	1
Other	—	—	—	—	—	—	—	—	4,395	4,379	(16)
3—Held-to-maturity securities	—	13,583	4,430,053	1,935,802	13,647,695	20,025,756	20,027,133	—	24,930,620	24,808,994	—
Domestic	—	41	4,425,479	1,685,870	13,497,250	19,628,952	19,608,640	—	24,211,350	24,044,160	—

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

BB - Domestic and foreign branches

	09.30.2007								09.30.2006		
	Market Value					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Domestic	—	41	4,425,479	1,685,870	13,497,250	19,628,952	19,608,640	—	24,211,350	24,044,160	—
Financial Treasury Bills	—	—	1,685,734	1,685,848	13,482,018	16,852,726	16,853,600	—	20,859,207	20,859,578	—
Federal Treasury Notes	—	—	2,739,389	22	15,232	2,775,828	2,754,643	—	2,575,341	2,407,918	—
Federal Government securities — other	—	—	—	—	—	—	—	—	770,188	770,218	—
Commodities	—	41	356	—	—	398	397	—	6,614	6,446	—
Abroad	—	13,542	4,574	249,932	150,445	396,804	418,493	—	719,270	764,834	—
EUROBONDS	—	—	107	13,110	—	13,219	13,217	—	13,869	13,864	—
Brazilian foreign debt securities	—	—	1	236,822	150,445	365,577	387,268	—	683,788	732,551	—
Foreign debt securities — other countries	—	13,542	4,466	—	—	18,008	18,008	—	410	412	—
Other	—	—	—	—	—	—	—	—	21,203	18,007	—
Total	25,902	3,672,366	8,246,313	14,337,897	44,430,043	70,399,356	70,712,521	307,883	70,489,657	70,591,115	194,600

BB - Domestic and foreign branches

	09.30.2007								09.30.2006		
	Market Value					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Total by portfolio	25,902	3,672,366	8,246,313	14,337,897	44,430,043	70,399,356	70,712,521	307,883	70,489,657	70,591,115	194,600
a) Own portfolio	25,902	3,420,651	5,519,534	9,036,627	15,510,212	33,404,184	33,512,926	115,931	34,171,078	34,137,447	83,987
b) Subject to repurchase agreements	—	—	2,154,890	4,613,221	25,328,955	31,895,842	32,097,066	188,755	31,942,399	32,075,900	109,039
c) Deposits with the Brazilian Central Bank	—	251,715	571,753	364,866	3,254,216	4,441,965	4,442,550	586	3,779,149	3,779,922	774
d) Pledged in guarantee	—	—	136	323,183	336,660	657,365	659,979	2,611	597,031	597,846	800

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

BB - Domestic and foreign branches

	09.30.2007							09.30.2006	
	Market Value					Total		Total	
Maturity in years	With no Maturity	Due in up to one year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years	Cost	Market Value	Cost	Market Value
Total by category	25,902	26,256,576	37,627,847	5,449,864	1,352,332	70,399,356	70,712,521	70,489,657	70,591,115
1—Trading securities	2,235	7,162,261	6,334,063	163,645	—	13,658,299	13,662,204	5,102,153	5,130,637
2—Available-for-sale securities	23,667	12,714,877	22,481,983	450,325	1,352,332	36,715,301	37,023,184	40,456,884	40,651,484
3—Held-to-maturity securities	—	6,379,438	8,811,801	4,835,894	—	20,025,756	20,027,133	24,930,620	24,808,994

The securities portfolio at market value is as follows:

	09.30.2007		09.30.2006	
By category				
1—Trading securities	13,662,204	19%	5,130,637	8%
2—Available-for-sale securities	37,023,184	53%	40,651,484	57%
3—Held-to-maturity securities	20,025,756	28%	24,930,620	35%
Book value	70,711,144	100%	70,712,741	100%
Marked-to market effects on Held-to-maturity securities	1,377		(121,626)	
Portfolio at marked to marked value	70,712,521		70,591,115	

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

BB - Consolidated

	09.30.2007								09.30.2006		
	Valor de Mercado					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
1—Trading securities	5,273	1,763,253	810,522	4,969,015	6,497,708	14,044,146	14,045,771	—	5,176,773	5,204,575	—
Domestic	5,273	1,762,683	804,783	4,866,743	6,497,708	13,933,611	13,937,190	—	5,107,685	5,136,270	—
Financial Treasury Bills	—	471	135,190	48,036	2,293,083	2,476,213	2,476,780	—	2,647,953	2,648,546	—
Federal Treasury Bills	—	1,490,264	669,435	4,818,707	2,503,270	9,479,505	9,481,676	—	2,388,309	2,415,454	—
Federal Treasury Notes	—	—	158	—	1,696,667	1,695,676	1,696,825	—	65,891	66,637	—
Debentures	—	51,164	—	—	4,688	56,145	55,852	—	—	—	—
Promissory Notes	—	220,784	—	—	—	220,784	220,784	—	—	—	—
Shares in listed companies	3,443	—	—	—	—	3,458	3,443	—	1,836	1,937	—
Shares in investment funds	1,830	—	—	—	—	1,830	1,830	—	3,696	3,696	—
Abroad	—	570	5,739	102,272	—	110,535	108,581	—	69,088	68,305	—
EUROBONDS	—	—	1,529	61,337	—	64,167	62,866	—	45,411	44,989	—
Brazilian foreign debt securities	—	—	1,221	40,935	—	42,813	42,156	—	23,677	23,316	—
Foreign debt securities—other countries	—	570	2,989	—	—	3,555	3,559	—	—	—	—
2—Available-for-sale securities	869,028	2,168,048	3,169,207	7,556,788	24,703,106	37,967,728	38,466,177	498,449	42,872,778	43,180,090	307,312
Domestic	832,815	2,168,048	2,913,312	7,554,552	22,995,121	36,165,428	36,463,848	298,420	41,300,443	41,460,724	160,281
Financial Treasury Bills	—	477,138	2,533,059	3,298,754	14,924,017	21,177,206	21,232,968	55,762	31,654,088	31,775,236	121,146
Federal Treasury Bills	—	1,159,513	55,513	1,532,597	2,756,609	5,483,751	5,504,232	20,481	1,052,274	1,059,757	7,484
Brazilian Central Bank Notes	—	—	—	—	—	—	—	—	165,247	164,364	(883)
Federal Treasury Notes	—	—	—	2,337,141	3,832,250	6,107,456	6,169,391	61,935	3,542,185	3,520,084	(22,101)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

BB - Consolidated

	09.30.2007								09.30.2006		
	Valor de Mercado					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Federal Government securities—other	—	452,151	—	—	966,639	1,415,678	1,418,790	3,112	1,706,640	1,714,359	7,718
Debentures	—	—	—	—	435,780	436,450	435,780	(670)	243,102	241,817	(1,285)
Promissory Notes	—	—	—	—	—	—	—	—	1,245,965	1,245,745	(220)
Agricultural debt securities	—	32	604	141	7,485	9,474	8,262	(1,212)	8,488	6,715	(1,773)
Shares in investment funds—FDIC	—	—	—	—	5,203	5,040	5,203	163	—	—	—
Shares in equity funds—other	—	—	—	—	32,384	32,807	32,384	(423)	—	—	—
Shares in investment funds—other	4,149	—	—	—	—	4,149	4,149	—	14,376	14,541	165
Shares in social development funds	867	—	—	—	—	10,321	867	(9,454)	10,321	592	(9,728)
Shares in listed companies	592,686	—	—	—	—	451,969	592,686	140,717	469,462	535,243	65,782
Shares in privately-held companies	264	—	—	—	—	7	264	257	2,749	3,016	267
Shares in equity funds	216,194	—	—	—	—	186,209	216,194	29,985	197,108	212,107	14,999
Rural Product Bills (Commodities)	—	79,214	324,136	147,040	3,036	551,437	553,426	1,989	987,485	967,003	(20,482)
Securities in special status company	—	—	—	—	—	808	—	(808)	808	—	(808)
Other	18,655	—	—	238,879	31,718	292,666	289,252	(3,414)	145	145	—
Abroad	36,213	—	255,895	2,236	1,707,985	1,802,300	2,002,329	200,029	1,572,335	1,719,366	147,031
EUROBONDS	—	—	94,668	936	1,669,968	1,579,460	1,765,572	186,112	1,305,110	1,442,405	137,295
Brazilian foreign debt securities	—	—	161,227	1,300	38,017	200,389	200,544	155	216,346	216,231	(115)
Foreign debt securities—other countries	32,689	—	—	—	—	21,700	32,689	10,989	32,563	40,978	8,415
Shares in equity funds	3,524	—	—	—	—	751	3,524	2,773	977	2,414	1,437
Shares in listed companies	—	—	—	—	—	—	—	—	17,339	17,338	(1)
3—Held-to-maturity securities	—	13,583	4,433,363	1,935,802	13,647,695	20,029,066	20,030,443	—	24,933,798	24,812,175	—

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

BB - Consolidated

	09.30.2007								09.30.2006		
	Valor de Mercado					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Domestic	—	41	4,425,479	1,685,870	13,497,250	19,628,952	19,608,640	—	24,211,350	24,044,160	—
Financial Treasury Bills	—	—	1,685,734	1,685,848	13,482,018	16,852,726	16,853,600	—	20,859,207	20,859,578	—
Federal Treasury Notes	—	—	2,739,389	22	15,232	2,775,828	2,754,643	—	2,575,341	2,407,918	—
Federal Government securities—other	—	—	—	—	—	—	—	—	770,188	770,218	—
Commodities	—	41	356	—	—	398	397	—	6,614	6,446	—
Abroad	—	13,542	7,884	249,932	150,445	400,114	421,803	—	722,448	768,015	—
EUROBONDS	—	—	107	13,110	—	13,219	13,217	—	13,869	13,864	—
Brazilian foreign debt securities	—	—	3,311	236,822	150,445	368,887	390,578	—	686,860	735,623	—
Foreign debt securities—other countries	—	13,542	4,466	—	—	18,008	18,008	—	410	412	—
Other	—	—	—	—	—	—	—	—	21,309	18,116	—
Total	874,301	3,944,884	8,413,092	14,461,605	44,848,509	72,040,940	72,542,391	498,449	72,983,349	73,196,840	307,312

	09.30.2007								09.30.2006		
	Valor de Mercado					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	Over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Total by portfolio	874,301	3,944,884	8,413,092	14,461,605	44,848,509	72,040,940	72,542,391	498,449	72,983,349	73,196,840	307,312
a) Own portfolio	874,301	3,693,169	5,686,314	9,160,335	15,834,427	34,981,453	35,248,546	276,562	36,588,873	36,638,157	167,579
b) Subject to repurchase agreements	—	—	2,154,889	4,613,221	25,423,205	31,960,157	32,191,315	218,690	32,018,296	32,180,915	138,159
c) Deposits with the Brazilian Central Bank	—	251,715	571,753	364,866	3,254,217	4,441,965	4,442,551	586	3,779,149	3,779,922	774
d) Pledged in guarantee	—	—	136	323,183	336,660	657,365	659,979	2,611	597,031	597,846	800

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

Maturity in years	09.30.2007 Market Value					09.30.2007 Total		09.30.2006 Total	
	With no maturity	Due in up to one year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years	Cost	Market Value	Cost	Market Value
Total by category	874,301	26,819,581	37,919,447	5,473,188	1,455,874	72,040,940	72,542,391	72,983,349	73,196,840
1—Trading securities	5,273	7,542,790	6,334,063	163,645	—	14,044,146	14,045,771	5,176,773	5,204,575
2—Available-for-sale securities	869,028	12,894,043	22,773,583	473,649	1,455,874	37,967,728	38,466,177	42,872,778	43,180,090
3—Held-to-maturity securities	—	6,382,748	8,811,801	4,835,894	—	20,029,066	20,030,443	24,933,798	24,812,175

The securities portfolio at market value is as follows:

	09.30.2007		09.30.2006	
By category				
1—Trading securities	14,045,771	19%	5,204,575	7%
2—Available-for-sale securities	38,466,177	53%	43,180,090	59%
3—Held-to-maturity securities	20,029,066	18%	24,933,798	34%
Book value	72,541,014	100%	73,318,463	100%
Marked-to-market effects on Held-to-maturity securities	1,377		(121,623)	
Portfolio at marked to marked value	72,542,391		73,196,840	

5.b) Derivative financial instruments

The Bank uses derivative financial instruments to manage, in a consolidated manner, its positions, and to meet clients' needs, classifying own positions as either Held for Hedging (market risk) or Trading, both portfolios subject to limits and approvals. This information is made available to the pricing, trading, controls and results analysis areas; which are segregated within the Bank.

The models used to manage risks with derivatives are reviewed periodically, and the decisions made follow the best risk/return relationship, estimating possible losses based on analysis of macroeconomic scenarios.

The Bank uses appropriate tools and systems to manage its derivatives portfolios, trading in new derivatives, whether standardized instruments or not, is subject to prior risk analysis.

The hedging strategy for equity positions is in-line with macroeconomic analyses and is approved by management ("Conselho Diretor").

Risk analysis at the subsidiaries is individual, however, controls are consolidated. The Bank uses statistical methods and simulations to measure the risks inherent in its positions, including derivatives, such as value at risk, sensibility and *stress* analyses.

Risks

The main risks inherent to derivative financial instruments resulting from the Bank's and its subsidiaries' business are credit, market and operating risks, all similar to those related to other types of financial instruments.

Market risk is the exposure created by a potential fluctuation in interest rates, exchange rates, quotations of goods, prices quoted on stock markets and other values, and is a function of the type of product, the volume of operations, the terms and conditions of the contract and the underlying volatility.

Credit risk is the exposure to loss in the event of default by a counterparty to a transaction, The credit exposure in futures contracts is minimized due to the daily settlement in cash, Swap contracts registered on the CETIP and BM&F are subject to credit risk if the counterparty is unable or unwilling to comply with his contractual liabilities, Total credit exposure arising from swaps, at September 30, 2007 amount to R$ 1,784,418 (R$ 1,400,653 at September 30, 2006), The credit risk associated with options contracts is limited to the premiums paid on purchased options.

Operating risk is the probability of financial losses resulting from failures or inadequacy of people, processes and systems, or factors such as catastrophes or criminal activities.

The tables below show the notional amounts, cost and market value, at September 30, 2007, of the derivative financial instruments classified in conformity with their classification as Trading or Hedge instruments.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

Trading derivatives (by index)

By Index	Counter-Party	BB-Domestic and Foreign Branches 09.30.2007 Notional Amount	Cost	Market Value	09.30.2006 Notional Amount	Cost	Market Value	BB-Consolidated 09.30.2007 Notional Amount	Cost	Market Value	09.30.2006 Notional Amount	Cost	Market Value
Exchange traded													
Forward contracts													
Purchase commitments		5,164,611	58,344	58,711	3,278,492	864	930	5,164,611	58,344	58,711	3,278,492	864	930
DI	B	4,183,390	(4,649)	(4,649)	840,641	6,652	6,652	4,183,390	(4,649)	(4,649)	840,641	6,652	6,652
Currencies		94,758	70,495	70,495	—	—	—	94,758	70,495	70,495	—	—	—
US dollar	B	—	—	—	43,484	(148)	(148)	—	—	—	43,484	(148)	(148)
Index	B	—	(20)	(20)	1,829	(236)	(236)	—	(20)	(20)	1,829	(236)	(236)
Foreign exchange coupon	B	140,733	(8,717)	(8,717)	344,328	(6,610)	(6,610)	140,733	(8,717)	(8,717)	344,328	(6,610)	(6,610)
Libor	IF	727,349	—	367	1,964,258	—	66	727,349	—	367	1,964,258	—	66
Commodities	B	—	116	116	—	(1)	(1)	—	116	116	—	(1)	(1)
SCC (*)	B	18,381	1,119	1,119	83,952	1,207	1,207	18,381	1,119	1,119	83,952	1,207	1,207
Sales commitments		(765,562)	(22,149)	(23,387)	(829,646)	(20,879)	(20,733)	(765,562)	(22,149)	(23,387)	(829,646)	(20,879)	(20,733)
DI	B	436,846	(4,443)	(4,443)	851,020	(29,945)	(29,945)	436,846	(4,443)	(4,443)	851,020	(29,945)	(29,945)
Currencies		27,684	(23,049)	(23,049)	—	—	—	27,684	(23,049)	(23,049)	—	—	—
US dollar	B	—	—	—	86,871	5,620	5,620	—	—	—	86,871	5,620	5,620
Index	B	—	(26)	(26)	—	(257)	(257)	—	(26)	(26)	—	(257)	(257)
Foreign exchange coupon	B	87,667	5,432	5,432	207,658	3,704	3,704	87,667	5,432	5,432	207,658	3,704	3,704
Libor	IF	(1,317,914)	—	(1,238)	(1,975,195)	—	146	(1,317,914)	—	(1,238)	(1,975,195)	—	146
Commodities	B	155	(63)	(63)	—	(1)	(1)	155	(63)	(63)	—	(1)	(1)
Fixed-term options													
Asset position		1,016,850	330,420	328,641	593,632	96,239	106,026	1,016,850	330,420	328,641	593,632	96,239	106,026
Term	B	268,695	268,695	268,695	96,873	96,873	96,873	268,695	268,695	268,695	96,873	96,873	96,873
Currencies	B	748,155	61,725	59,946	496,759	(634)	9,153	748,155	61,725	59,946	496,759	(634)	9,153
Liability position		3,516,768	(769,348)	(643,385)	1,168,585	(182,129)	(148,905)	3,516,768	(769,348)	(643,385)	1,168,585	(182,129)	(148,905)
Term	B	(268,695)	(268,695)	(268,695)	(96,873)	(96,873)	(96,873)	(268,695)	(268,695)	(268,695)	(96,873)	(96,873)	(96,873)
Currencies	B	3,785,463	(500,653)	(374,690)	1,265,458	(85,256)	(52,032)	3,785,463	(500,653)	(374,690)	1,265,458	(85,256)	(52,032)
Options													
Purchase options		1,887	38	19	100	84	38	8,131	610	342	3,738	626	471
Shares	B	1,887	38	19	100	84	38	1,887	38	19	100	84	38
Financial assets & derivatives	C	—	—	—	—	—	—	6,244	572	323	3,638	542	433
Sales options		(892,639)	(1,244,496)	(1,256,987)	(1,336,839)	(2,887,354)	(2,910,527)	(886,395)	(1,245,068)	(1,257,310)	(1,333,201)	(2,887,896)	(2,910,960)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

By index	Counter-Party	BB-Domestic and Foreign Branches 09.30.2007 Notional Amount	Cost	Market Value	09.30.2006 Notional Amount	Cost	Market Value	BB-Consolidated 09.30.2007 Notional Amount	Cost	Market Value	09.30.2006 Notional Amount	Cost	Market Value
Shares	B	(892,639)	(1,244,496)	(1,256,987)	(1,336,839)	(2,887,354)	(2,910,527)	(892,639)	(1,244,496)	(1,256,987)	(1,336,839)	(2,887,354)	(2,910,527)
Financial assets & derivatives	IF	—	—	—	—	—	—	6.244	(572)	(323)	3,638	(542)	(433)
Over-the-counter trading Swap contracts													
Asset position		8,846,431	1,100,475	1,138,264	5,582,623	205,164	330,577	8,775,591	1,100,412	1,136,941	5,511,832	205,039	329,961
DI	C	3,911,577	613,791	614,667	1,576,112	151,249	238,132	3,911,577	613,791	614,667	1,576,112	151,249	238,132
	IF	4,107,185	436,036	423,506	1,333,488	24,415	26,865	4,107,185	436,036	423,506	1,333,488	24,415	26,865
Foreign currency	C	24,955	277	331	186,965	17,129	48,000	24,955	277	331	186,965	17,129	48,000
	IF	210,071	36,136	82,830	166,769	1,246	925	210,071	36,136	82,830	166,769	1,246	925
Prefixed	C	573,791	14,179	15,751	2,319,289	11,125	16,655	521,803	14,172	15,607	2,248,498	11,000	16,039
IPCA		18,852	56	1,179	—	—	—	—	—	—	—	—	—
Liability position		24,141,013	(487,349)	(497,027)	17,763,793	(267,173)	(323,760)	24,141,013	(487,349)	(497,027)	17,763,793	(267,173)	(323,760)
DI	C	11,386,402	(183,075)	(183,360)	14,745,031	(219,861)	(228,214)	11,386,402	(183,075)	(183,360)	14,745,031	(219,861)	(228,214)
	IF	1,334,212	(175,063)	(179,455)	290,321	(17,019)	(19,448)	1,334,212	(175,063)	(179,455)	290,321	(17,019)	(19,448)
Foreign currency	C	613,624	(10,735)	(11,777)	1,013,864	(929)	(24,677)	613,624	(10,735)	(11,777)	1,013,864	(929)	(24,677)
	IF	198,901	(629)	(13,551)	645,723	8,405	(13,377)	198,901	(629)	(13,551)	645,723	8,405	(13,377)
Prefixed	C	532,558	(52,029)	(43,155)	40,935	(565)	(778)	532,558	(52,029)	(43,155)	40,935	(565)	(778)
	IF	—	—	—	—	—	—	—	—	—	—	—	—
TMS	C	9,679,300	(55,738)	(55,738)	716,749	(27,254)	(27,316)	9,679,300	(55,738)	(55,738)	716,749	(27,254)	(27,316)
TR	C	396,016	(10,080)	(9,991)	311,170	(9,950)	(9,950)	396,016	(10,080)	(9,991)	311,170	(9,950)	(9,950)
Forward contracts													
Asset position		678,513	101,798	119,339	885,079	89,053	11,563	678,303	101,134	118,712	788,205	88,610	11,326
Foreign currency	IF	144,379	101,513	119,054	776,409	88,999	11,509	144,169	100,849	118,427	679,535	88,556	11,272
Other	—	534,134	285	285	108,670	54	54	534,134	285	285	108,670	54	54
Liability position		1,576,956	(43,488)	(55,577)	3,197,033	(60,609)	(48,305)	1,575,554	(41,839)	(53,654)	3,187,196	(59,392)	(48,065)
Foreign currency	IF	860,402	(42,511)	(54,600)	2,460,418	(59,344)	(47,040)	859,000	(40,862)	(52,677)	2,450,582	(58,126)	(46,800)
Other	—	716,554	(977)	(977)	736,615	(1,265)	(1,265)	716,554	(977)	(977)	736,614	(1,266)	(1,265)

(footnotes on following page)

Counterparty: (B) Stock Exchange, (IF) Financial Institution, and (C) Client
(*) "Swap" transactions with periodical adjustments.

The margin given as guarantee for transactions with derivative financial instruments is comprised of Financial Treasury Bills (LFT) and pledged TDA's, amounting to R$ 659,979 at September 30, 2007 (R$ 597,846 at September 30, 2006).

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

Trading derivatives (by maturity)

	BB-Domestic and Foreign Branches						BB-Consolidated					
	09.30.2007			09.30.2006			09.30.2007			09.30.2006		
By maturity	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value
Forwards contracts												
Purchase commitments	5,164,611	—	—	3,278,492	—	—	5,164,611	—	—	3,278,492	—	—
Up to 30 days	874,581	—	—	45,313	—	—	874,581	—	—	45,313	—	—
61 to 90 days	24,380	—	—	—	—	—	24,380	—	—	—	—	—
91 to 180 days	65,492	—	—	519,216	—	—	65,492	—	—	519,216	—	—
181 to 360 days	578,310	—	—	970,321	—	—	578,310	—	—	970,321	—	—
1 to 5 years	1,893,093	—	—	988,993	—	—	1,893,093	—	—	988,993	—	—
Over 5 years	1,728,755	—	—	737,262	—	—	1,728,755	—	—	737,262	—	—
Forwards contracts	—	—	—	17,387	—	—	—	—	—	17,387	—	—
Sales commitments	(765,562)	—	—	(829,646)	—	—	(765,562)	—	—	(829,646)	—	—
Up to 30 days	—	—	—	106,480	—	—	—	—	—	106,480	—	—
31 to 60 days	7,823	—	—	78,083	—	—	7,823	—	—	78,083	—	—
61 to 90 days	(187,486)	—	—	(97,283)	—	—	(187,486)	—	—	(97,283)	—	—
91 to 180 days	(169,606)	—	—	(176,045)	—	—	(169,606)	—	—	(176,045)	—	—
181 to 360 days	(141,796)	—	—	(319,490)	—	—	(141,796)	—	—	(319,490)	—	—
1 to 5 years	(327,423)	—	—	(380,096)	—	—	(327,423)	—	—	(380,096)	—	—
Over 5 years	52,926	—	—	(41,295)	—	—	52,926	—	—	(41,295)	—	—
Fixed-term options												
Securities												
Asset position	268,695	268,695	268,695	96,873	96,873	96,873	268,695	268,695	268,695	96,873	96,873	96,873
Up to 30 days	268,695	268,695	268,695	96,873	96,873	96,873	268,695	268,695	268,695	96,873	96,873	96,873
Liability position	(268,695)	(268,695)	(268,695)	(96,873)	(96,873)	(96,873)	(268,695)	(268,695)	(268,695)	(96,873)	(96,873)	(96,873)
Up to 30 days	(268,695)	(268,695)	(268,695)	(96,873)	(96,873)	(96,873)	(268,695)	(268,695)	(268,695)	(96,873)	(96,873)	(96,873)
Currency maturity												
Asset position	748,155	61,725	59,946	496,759	(634)	9,153	748,155	61,725	59,946	496,759	(634)	9,153
Up to 30 days	263,359	19,802	20,344	85,987	142	2,210	263,359	19,802	20,344	85,987	142	2,210
31 to 60 days	67,650	1,894	1,813	73,644	198	1,724	67,650	1,894	1,813	73,644	198	1,724
61 to 90 days	171,526	30,547	29,237	28,933	109	1,147	171,526	30,547	29,237	28,933	109	1,147
91 to 180 days	200,124	8,659	6,764	40,709	(321)	784	200,124	8,659	6,764	40,709	(321)	784
181 to 360 days	25,054	2,005	1,335	218,797	(762)	1,759	25,054	2,005	1,335	218,797	(762)	1,759
1 to 5 years	20,442	(1,182)	453	48,689	—	1,529	20,442	(1,182)	453	48,689	—	1,529

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

By maturity	BB-Domestic and Foreign Branches						BB-Consolidated					
	09.30.2007			09.30.2006			09.30.2007			09.30.2006		
	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value
Liability position	3,785,463	(500,653)	(374,690)	1,265,458	(85,256)	(52,032)	3,785,463	(500,653)	(374,690)	1,265,458	(85,256)	(52,032)
Up to 30 days	332,209	(37,527)	(38,022)	280,147	(2,235)	(4,912)	332,209	(37,527)	(38,022)	280,147	(2,235)	(4,912)
31 to 60 days	213,006	(25,985)	(25,487)	62,925	(2,019)	(2,070)	213,006	(25,985)	(25,487)	62,925	(2,019)	(2,070)
61 to 90 days	258,044	(32,273)	(30,603)	102,581	(5,344)	(4,511)	258,044	(32,273)	(30,603)	102,581	(5,344)	(4,511)
91 to 180 days	793,402	(103,151)	(91,387)	353,370	(19,430)	(12,160)	793,402	(103,151)	(91,387)	353,370	(19,430)	(12,160)
181 to 360 days	1,287,856	(148,853)	(106,688)	235,245	(21,171)	(12,831)	1,287,856	(148,853)	(106,688)	235,245	(21,171)	(12,831)
1 to 5 years	900,946	(152,864)	(82,503)	231,190	(35,057)	(15,548)	900,946	(152,864)	(82,503)	231,190	(35,057)	(15,548)
Options market												
Purchase options												
Shares	1,887	38	19	100	84	38	8,131	610	342	3,738	626	471
Up to 30 days	—	—	—	100	84	38	151	12	—	222	88	42
31 to 60 days	—	—	—	—	—	—	—	—	—	282	8	3
61 to 90 days	1,887	38	19	—	—	—	1,887	38	19	—	—	—
91 to 180 days	—	—	—	—	—	—	80	3	—	1,717	37	18
181 to 360 days	—	—	—	—	—	—	6,013	557	323	1,517	493	408
Sales options												
Shares	(892,639)	(1,244,496)	(1,256,987)	(1,336,839)	(2,887,354)	(2,910,527)	(886,395)	(1,245,068)	(1,257,310)	(1,333,201)	(2,887,896)	(2,910,960)
Up to 30 days	(367,702)	(655,718)	(658,837)	(272,445)	(586,616)	(590,599)	(367,551)	(655,730)	(658,837)	(272,445)	(586,616)	(590,599)
31 to 60 days	(288,482)	(538,985)	(542,518)	(150,204)	(328,018)	(329,333)	(288,482)	(538,985)	(542,518)	(150,082)	(328,022)	(329,337)
61 to 90 days	(1,886)	(38)	(96)	—	—	—	(1,886)	(38)	(96)	282	(8)	(3)
91 to 180 days	(212,094)	(3,163)	(2,349)	—	—	—	(212,014)	(3,166)	(2,349)	1,717	(37)	(18)
181 to 360 days	(22,475)	(46,592)	(53,187)	(916)	(2,000)	(2,081)	(16,462)	(47,149)	(53,510)	601	(2,493)	(2,489)
1 to 5 years	—	—	—	(913,274)	(1,970,720)	(1,988,514)	—	—	—	(913,274)	(1,970,720)	(1,988,514)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

By maturity	BB-Domestic and Foreign Branches						BB-Consolidated					
	09.30.2007			09.30.2006			09.30.2007			09.30.2006		
	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value
Swap contracts												
Asset	8,846,431	1,100,475	1,138,264	5,582,623	205,164	330,577	8,775,591	1,100,412	1,136,941	5,511,832	205,039	329,961
Up to 30 days	552,500	64,310	67,662	582,998	27,722	114,176	506,700	64,307	67,655	582,998	27,722	114,176
31 to 60 days	617,947	69,094	69,597	414,511	9,076	11,462	617,947	69,094	69,597	414,511	9,076	11,462
61 to 90 days	914,051	180,288	225,491	286,368	29,450	24,283	914,051	180,288	225,491	286,368	29,450	24,283
91 to 180 days	1,585,853	188,433	190,677	477,051	15,211	17,360	1,585,853	188,434	190,677	406,260	15,086	16,744
181 to 360 days	2,239,520	256,557	255,597	1,279,887	35,095	39,149	2,239,520	256,557	255,597	1,279,887	35,095	39,149
1 to 5 years	2,919,850	339,825	326,760	2,541,808	88,610	124,147	2,901,520	339,775	325,967	2,541,808	88,610	124,147
5 to 10 years	16,710	1,968	2,480	—	—	—	10,000	1,957	1,957	—	—	—
Liability	24,141,013	(487,349)	(497,027)	17,763,793	(267,173)	(323,760)	24,141,013	(487,349)	(497,027)	17,763,793	(267,173)	(323,760)
Up to 30 days	541,996	(25,109)	(26,855)	476,179	(10,736)	(17,800)	541,996	(25,109)	(26,855)	476,179	(10,736)	(17,800)
31 to 60 days	8,654,833	(47,106)	(47,283)	5,828,869	(49,612)	(49,421)	8,654,833	(47,106)	(47,283)	5,828,869	(49,612)	(49,421)
61 to 90 days	1,032,360	(31,448)	(32,027)	659,481	(20,192)	(20,171)	1,032,360	(31,448)	(32,027)	659,481	(20,192)	(20,171)
91 to 180 days	1,708,856	(85,840)	(85,994)	1,249,888	(43,371)	(44,069)	1,708,856	(85,840)	(85,994)	1,249,888	(43,371)	(44,069)
181 to 360 days	3,770,115	(100,454)	(98,889)	3,639,313	(65,795)	(66,976)	3,770,115	(100,454)	(98,889)	3,639,313	(65,795)	(66,976)
1 to 5 years	8,432,853	(197,392)	(205,979)	5,910,063	(77,467)	(125,323)	8,432,853	(197,392)	(205,979)	5,910,063	(77,467)	(125,323)
Forward contracts												
Asset	678,513	101,798	119,339	885,079	89,053	11,563	678,303	101,134	118,712	788,205	88,610	11,326
Up to 30 days	195,378	46,977	55,301	270,401	14,274	4,311	195,326	46,695	55,012	213,571	13,948	4,080
31 to 60 days	3,084	6,250	7,001	102,230	23,535	1,547	3,074	6,230	6,981	62,186	23,418	1,541
61 to 90 days	231,902	4,705	4,944	79,022	683	955	231,754	4,343	4,626	79,022	683	955
91 to 180 days	226,717	41,278	45,490	413,582	50,447	4,472	226,717	41,278	45,490	413,582	50,447	4,472
181 to 360 days	21,431	2,562	6,601	19,844	114	278	21,431	2,562	6,601	19,844	114	278
1 to 5 years	1	26	2	—	—	—	1	26	2	—	—	—
5 to 10 years												
	1,576,956	(43,488)	(55,577)	3,197,033	(60,609)	(48,305)	1,575,554	(41,839)	(53,654)	3,187,196	(59,392)	(48,065)
Liability	560,877	(16,272)	(24,333)	699,347	(9,849)	(9,159)	559,758	(15,089)	(22,996)	696,453	(9,824)	(9,135)
Up to 30 days	363,720	(3,173)	(3,729)	798,133	(11,223)	(8,418)	363,640	(2,989)	(3,400)	798,112	(11,223)	(8,418)
31 to 60 days	308,557	(6,416)	(7,723)	115,868	(2,297)	(2,455)	308,355	(6,136)	(7,468)	115,842	(2,296)	(2,455)
61 to 90 days	149,892	(16,122)	(17,320)	467,946	(9,322)	(5,740)	149,892	(16,122)	(17,320)	467,813	(9,316)	(5,737)
91 to 180 days	193,909	(1,503)	(2,470)	773,806	(11,860)	(7,998)	193,909	(1,503)	(2,470)	773,544	(11,842)	(7,988)
181 to 360 days	1	(2)	(2)	339,610	(15,511)	(14,468)	—	—	—	335,432	(14,891)	(14,332)
1 to 5 years	—	—	—	2,323	(547)	(67)	—	—	—	—	—	—

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

Derivatives Financial Instruments segregated by current and long term transactions:

	BB-Domestic and Foreign Branches				BB-Consolidated			
	09.30.2007		09.30.2006		09.30.2007		09.30.2006	
	Current	Long Term	Current	Long Term	Current	Long Term	Current	Long Term
ASSET								
Fixed-term options	328,188	453	104.497	1.529	328,188	453	104.497	1,529
Options	19	—	38	—	342	—	471	—
Swap contracts	809,024	329,240	206.430	124.147	809,017	327,924	205.814	124,147
Forward contracts	119,337	2	11.563	—	118,710	2	11.326	—
Total	1,256,568	329,695	322.528	125.676	1,256,257	328,379	322.108	125,676
LIABILITIES								
Fixed-term options	(560,882)	(82,503)	(133,357)	(15,548)	(560,882)	(82,503)	(133,357)	(15,548)
Options	(1,256,987)	—	(922,013)	(1,988,514)	(1,257,310)	—	(922,446)	(1,988,514)
Swap contracts	(291,048)	(228,725)	(198,437)	(125,323)	(291,048)	(228,725)	(198,437)	(125,323)
Forward contracts	(55,575)	(2)	(33,770)	(14,535)	(53,654)	—	(33,733)	(14,332)
LIABILITIES	(2,164,492)	(311,230)	(1,287,577)	(2,143,920)	(2,162,894)	(311,228)	(1,287,973)	(2,143,717)

5.c) Adjustment to market value—securities and derivatives

The mark-to-market treatment established by the Central Bank of Brazil (Bacen) in Circular Letters 3068/2001 and 3082/2002 for securities classified as Trading and for derivative financial instruments, and later regulations, resulted in the following income and expense being recognized in the periods:

	BB-Domestic and Foreign Branches		BB-Consolidated	
	3rd quarter 2007	3rd quarter 2006	3rd quarter 2007	3rd quarter 2006
Securities	(43,455)	43,545	(39,536)	16,292
Derivatives	13,332	(35,280)	14,600	(35,823)
Total	13,332	8,265	14,6	(19,531)

5.d) Securities reclassification in accordance with art.5° of BACEN's Circular 3068, dated 11.08.2001

During the quarter ended at September 30, 2007, no reclassification in the securities portfolio was recorded.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

NOTE 6. Loan and Lease Operations

6.a) Details of the loan portfolio and "Other receivables" with characteristics of loans:

	BB-Domestic and Foreign branches		BB-Consolidated	
	09.30.2007	09.30.2006	09.30.2007	09.30.2006
Loan operations	128,544,017	98,154,522	129,486,515	99,473,688
Discounted loans and bills	53,180,874	41,877,916	53,442,511	42,117,388
Financing	38,879,877	24,824,575	39,691,749	26,069,796
Rural and agribusiness financing	45,692,828	39,617,933	45,692,828	39,617,933
Financing of securities	439	418	—	—
(Allowance for loan losses)	(9,210,001)	(8,166,320)	(9,340,573)	(8,331,429)
Other receivables with loan Characteristics	9,933,623	9,247,817	11,008,284	10,086,711
Receivables from guarantees honored	47,225	147,301	47,225	147,301
Advances on foreign exchange contracts	7,680,815	7,382,564	7,680,815	7,382,564
Sundry	2,505,696	2,114,935	3,580,397	2,953,956
(Allowance for losses on other receivables)	(300,113)	(396,983)	(300,153)	(397,110)
Lease operations	(24)	17,205	26,097	31,549
Lease operations	2	17,686	48,629	60,338
(Allowance for losses from lease operations)	(26)	(481)	(22,532)	(28,789)
Total	138,477,616	107,419,544	140,520,896	109,591,948

6.b) Details of the loan portfolio by sector, including operations with loan characteristics classified as "Other receivables":

	BB-Domestic and Foreign Branches				BB-Consolidated			
	09.30.2007	%	09.30.2006	%	09.30.2007	%	09.30.2006	%
Public sector	2,722,903	1,7	3,448,011	3,1	2,747,602	1,8	3,475,829	2,9
Domestic	647,067	0,3	471,311	0,4	647,067	0,4	471,311	0,4
Government	401,408	0,3	222,938	0,2	401,408	0,3	222,938	0,2
Direct administration	317,385	0,2	209,503	0,2	317,385	0,2	209,503	0,2
Indirect administration	84,023	0,1	13,435	0,0	84,023	0,1	13,435	—
Business entities	245,659	0,2	248,373	0,2	245,659	0,2	248,373	0,2
Industry	161,316	0,1	163,313	0,1	161,316	0,1	163,313	0,1
Commerce	130	—	—	—	130	—	—	—
Financial services	66,855	0,1	68,342	0,1	66,855	—	68,342	0,1
Other services	17,358	—	16,718	—	17,358	—	16,718	—
Abroad	2,075,836	1,4	2,976,700	2,7	2,100,535	1,4	3,004,518	2,5
Government	1,950,479	1,3	2,854,133	2,5	1,960,585	1,3	2,881,949	2,4
Direct administration	1,950,479	1,3	2,854,133	2,5	1,960,585	1,3	2,881,949	2,4
Business entities	125,357	0,1	122,567	0,2	139,950	0,1	122,569	0,1
Industry	37,469	—	54,207	0,1	37,469	—	54,207	0,1
Financial services	87,888	0,1	68,360	0,1	102,481	0,1	68,362	0,1
PRIVATE SECTOR	145,264,852	98,3	112,535,317	96,9	147,436,552	98,2	114,873,447	97,2
Domestic	135,932,184	91,9	106,589,534	91,9	136,979,399	91,2	107,450,870	90,9
Rural	39,551,359	26,7	35,695,505	30,8	39,551,359	26,3	35,695,505	30,2
Industry	38,339,355	25,9	26,407,863	22,8	38,770,871	25,8	26,734,384	22,6
Commerce	15,386,665	10,4	12,205,575	10,5	15,641,805	10,4	12,426,950	10,5
Financial services	160	—	158	—	160	—	158	—
Private Individuals	26,998,745	18,2	20,805,295	17,9	27,051,270	18,0	20,897,271	17,7
Other services	15,655,900	10,6	11,475,138	9,9	15,963,934	10,6	11,696,602	9,9
Abroad	9,332,668	6,4	5,945,783	5,0	10,457,153	7,0	7,422,577	6,3
BB Group	8,931	—	33,962	—	—	—	—	—
Commerce	691,179	0,5	684,109	0,6	387,368	0,3	829,249	0,7
Industry	7,365,866	5,0	4,307,062	3,7	8,105,081	5,4	5,547,272	4,7
Financial services	1,045,085	0,7	588,759	0,5	1,055,361	0,7	621,096	0,6
Other companies	87,902	0,1	40,609	—	627,052	0,4	40,574	—
Private Individuals	6,404	—	7,154	—	6,480	—	7,528	—
Other services	127,301	0,1	284,128	0,2	275,811	0,2	376,858	0,3
Total	147,987,755	100,0	115,983,328	100,0	150,184,154	100,0	118,349,276	100,0

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

6.c) Details of the loan portfolio by risk level and maturity (number of days), including operations with loan characteristics classified as "Other receivables":

BB-Domestic and Foreign Branches
Loans falling due (normal course)

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total portfolio 30,09,2007	%	Total portfolio 30,09,2006	%
AA	1,910,845	1,113,638	2,429,320	2,319,852	5,651,994	6,345,286	19,178,894	38,949,829	29%	17,662,793	16%
A	1,095,648	928,662	1,677,736	1,498,224	3,271,287	6,071,800	15,589,099	30,132,456	22%	31,702,418	30%
B	1,085,478	638,713	1,405,843	1,823,919	4,110,007	6,344,519	31,663,080	47,071,559	33%	33,560,081	31%
C	342,645	174,995	401,230	383,664	1,011,498	1,610,075	11,937,213	15,861,320	11%	17,410,221	16%
D	92,055	58,248	143,037	116,433	245,126	304,239	3,426,803	4,385,941	3%	5,466,451	5%
E	19,600	8,699	30,069	26,867	116,092	72,062	1,203,091	1,476,480	1%	1,075,870	1%
F	3,773	1,643	6,274	3,795	6,826	19,709	274,772	316,792	—	411,806	—
G	3,885	1,964	3,596	3,716	7,616	9,966	435,794	466,537	—	540,919	—
H	20,316	24,710	22,514	27,976	56,984	66,824	1,623,747	1,843,071	1%	1,879,703	1%
Total	4,574,245	2,951,272	6,119,619	6,204,446	14,477,430	20,844,480	85,332,493	140,503,985	100%	109,710,262	100%

BB-Domestic and Foreign Branches
Loans past due

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total portfolio 30,09,2007	%	Total portfolio 30,09,2006	%
B	190,986	372,314	149,497	213,848	124,376	1,101	23	1,052,145	15%	413,171	7%
C	72,638	386,514	429,645	135,842	109,303	22,091	370	1,156,403	15%	797,525	13%
D	53,940	112,535	156,008	440,729	152,264	5,233	596	921,305	12%	684,933	11%
E	29,657	50,927	57,031	128,948	341,636	43,152	106	651,457	9%	595,580	9%
F	6,491	19,751	16,947	39,608	311,667	42,676	—	437,140	6%	497,631	8%
G	2,561	11,886	26,355	27,402	385,222	93,543	69,175	616,144	8%	444,782	7%
H	36,254	72,421	95,134	182,771	352,393	1,547,641	362,562	2,649,176	35%	2,839,444	45%
Total	392,527	1,026,348	930,617	1,169,148	1,776,861	1,755,437	432,832	7,483,770	100%	6,273,066	100%

BB-Consolidated
Loans falling due (normal course)

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total portfolio 30.09.2007	%	Total portfolio 30,09,2006	%
AA	1,919,002	1,117,990	2,431,926	2,322,570	5,689,697	6,365,305	19,571,639	39,418,129	29%	17,928,859	16%
A	1,101,005	930,262	1,678,015	1,504,046	3,274,390	6,095,240	16,307,418	30,890,376	22%	33,060,071	30%
B	1,200,279	638,826	1,406,284	1,825,262	4,114,411	6,366,176	32,210,933	47,762,171	33%	33,944,393	30%
C	343,663	175,315	402,323	385,558	1,021,243	1,617,546	12,016,112	15,961,760	11%	17,535,021	16%
D	95,752	58,254	143,150	116,560	245,580	306,964	3,446,657	4,412,917	3%	5,502,950	5%
E	19,758	8,702	30,090	26,888	116,449	76,323	1,204,402	1,482,612	1%	1,094,776	1%
F	3,796	1,644	6,277	3,807	6,864	19,761	274,809	316,958	—	414,704	—
G	3,946	1,964	3,600	3,724	7,641	9,998	435,872	466,745	—	542,028	—
H	21,805	24,713	22,531	28,011	57,212	67,060	1,725,747	1,947,079	1%	2,007,448	2%
Total	4,709,006	2,957,670	6,124,196	6,216,426	14,533,487	20,924,373	87,193,589	142,658,747	100%	112,030,250	100%

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

BB-Consolidated
Loans past due

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total portfolio 30,09,2007	%	Total portfolio 30,09,2006	%
B	191,619	374,024	149,704	213,848	124,376	1,101	23	1,054,695	15%	413,245	6%
C	73,142	388,373	430,913	135,988	109,356	22,091	370	1,160,233	15%	802,401	13%
D	60,545	113,243	158,071	441,259	152,303	5,233	596	931,250	12%	689,575	11%
E	29,810	51,097	57,106	130,068	343,297	43,152	106	654,636	9%	600,350	10%
F	6,499	19,799	17,295	39,674	313,208	42,676	—	439,151	6%	501,277	8%
G	2,694	11,960	26,481	27,498	387,440	93,572	69,179	618,824	8%	448,057	7%
H	36,374	72,578	96,719	183,037	355,135	1,559,720	363,055	2,666,618	35%	2,864,121	45%
Total	400,683	1,031,074	936,289	1,171,372	1,785,115	1,767,545	433,329	7,525,407	100%	6,319,026	100%

6.d) Details of the allowance for loan losses by risk level, including operations with loan characteristics classified as "Other receivables":

BB-Domestic and Foreign Branches

Risk Level	% Allowance	09.30.2007 Balance	09.30.2007 Allowance	09.30.2006 Balance	09.30.2006 Allowance
AA	0	38,949,829	—	17,662,793	—
A	0,5	30,132,456	150,662	31,702,418	158,512
B	1	48,123,704	481,237	33,973,251	339,733
C	3	17,017,723	510,532	18,207,745	546,232
D	10	5,307,246	530,725	6,151,385	615,138
E	30	2,127,937	638,381	1,671,449	501,435
F	50	753,932	376,966	909,437	454,718
G	70	1,082,681	757,877	985,701	689,991
H	100	4,492,247	4,492,247	4,719,151	4,719,151
Subtotal		147,987,755	7,938,627	115,983,330	8,024,910
Additional allowance—foreign(*)		—	12,573	—	28,197
Additional allowance—domestic(**)		—	1,558,940	—	510,677
Total		147,987,755	9,510,140	115,983,330	8,563,784

BB-Consolidated

Risk Level	% Allowance	09.30.2007 Balance	09.30.2007 Allowance	09.30.2006 Risk Level	09.30.2006 % Allowance
AA	0	39,418,129	—	17,928,857	—
A	0,5	30,890,376	154,452	33,060,071	165,300
B	1	48,816,866	488,169	34,357,638	343,576
C	3	17,121,993	513,660	18,337,420	550,123
D	10	5,344,167	534,417	6,192,528	619,253
E	30	2,137,248	641,174	1,695,125	508,537
F	50	756,109	378,054	915,980	457,990
G	70	1,085,569	759,898	990,085	693,060
H	100	4,613,697	4,613,697	4,871,572	4,871,572
Subtotal		150,184,154	8,083,521	118,349,276	8,209,411
Additional allowance—foreign(*)		—	20,580	—	37,208
Additional allowance—domestic(**)		—	1,559,157	—	510,709
Total		150,184,154	9,663,258	118,349,276	8,757,328

(footnotes on following page)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

(*) Additional allowance required by foreign branches and subsidiaries—local regulations.
(**) Includes the amount of R$ 1,400 million for the purpose of prudently reflecting risks inherent in the portfolio, and an installment of R$ 55 million consisting of charges on Proagro operations, which is pending recovery from the Central Bank of Brazil.

6.e) Changes in the allowance for loan and lease losses and for operations with loan characteristics classified as "Other receivables":

	BB-Domestic and Foreign Branches		BB-Consolidated	
	3rd Q/2007	3rd Q/2006	3rd Q/2007	3rd Q/2006
Opening balance	9,281,199	8,224,449	9,440,915	8,414,471
Provision/(reversal)	1,208,564	1,368,124	1,216,118	1,385,093
Exchange variation on allowances—foreign	(1,149)	110	(6,082)	532
Loans written off	(978,474)	(1,028,899)	(987,693)	(1,042,768)
Closing balance	9,510,140	8,563,784	9,663,258	8,757,328

6.f) Changes in the allowance for losses on other receivables without loan characteristics:

	BB-Domestic and Foreign Branches		BB-Consolidated	
	3rd Q/2007	3rd Q/2006	3rd Q/2007	3rd Q/2006
Opening balance	529,511	3,021,964	540,511	3,034,936
Provision/(reversal)	16,359	244,151	16,015	244,808
Exchange variation on allowances—foreign	(3)	—	(3)	—
Loans written off	(587)	(4,879)	(588)	(5,234)
Closing balance	545,280	3,261,236	555,935	3,274,510

6.g) Supplementary information:

	BB-Domestic and Foreign Branches		BB-Consolidated	
	3rd Q/2007	3rd Q/2006	3rd Q/2007	3rd Q/2006
Renegotiated loans	2,523,799	5,741,343	2,524,634	5,741,343
Recoveries of loans written off(*)	299,519	268,768	301,725	272,196

(*) Recorded in the statement of income in the account "Income from financial intermediation—loans", as permitted by CMN Resolution 2836/05.30.2001, where, R$8,132 were recorded during the third quarter of 2007 (book value totals of R$ 18,433) refers to loans to individuals and corporate entities. In the third quarter of 2006, R$ 6,399 were recorded (book value amounts to R$ 150,477).

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

NOTE 7. Other Receivables

7.a) Foreign exchange portfolio

	BB-Domestic and Foreign Branches		BB-Consolidated	
	09.30.2007	09.30.2006	09.30.2007	09.30.2006
Forward foreign exchange purchases pending settlement	9,367,211	8,756,706	9,367,211	8,756,706
Bills of exchange and time drafts in foreign currency	83,667	90,918	83,667	90,918
Receivables from sales of foreign exchange	9,617,576	13,306,260	9,617,576	13,306,260
Advances received	(7,659,362)	(11,867,189)	(7,659,362)	(11,867,189)
Foreign currency receivables	5,814	6,806	5,814	6,806
Income receivable on advances granted	122,634	139,721	122,634	139,721
Income receivable on financed imports	115	30	115	30
Total	11,537,655	10,433,252	11,537,655	10,433,252

7.b) Specific credits

These are credits from the Federal Treasury—extension of terms of rural financing—in the amount of R$ 737,942 (R$ 663,055 at September 30, 2006) as determined by Law 9138/1995.

7.c) Sundry

	BB-Domestic and Foreign Branches		BB-Consolidated	
	09.30.2007	09.30.2006	09.30.2007	09.30.2006
Salary and other advances	122,149	135,979	122,180	136,004
Tax credits (Note 18)	13,747,076	9,194,493	13,880,644	9,310,769
Receivables from other assets	365,127	429,265	365,128	429,265
Receivables from guarantee deposits(*)	5,780,511	13,151,307	5,857,354	13,213,230
Income tax and social contribution on net income to offset	2,631,189	1,627,291	2,745,354	1,670,474
Accounts receivable—Federal Treasury	284,674	436,691	284,674	436,691
Accounts receivable—credit card operations	2,059,372	1,568,900	2,059,372	1,568,900
Accounts receivable—other	844,814	431,830	882,551	439,854
Sundry debtors—foreign	23,331	24,358	24,185	24,426
Sundry debtors—domestic(**)	5,537,506	5,915,353	5,538,766	5,918,552
Demais	413,028	412,135	256,843	247,953
Total	31,808,777	33,327,602	32,017,051	33,396,118

(*) Includes the amount of R$ 1,681,432 (R$ 1,499,526 at September 30, 2006) relating to appeals filed for labor claims and R$ 863,088 (R$ 637,930 at September 30, 2006) arising from other appeals related to the Bank. In compliance with CVM Resolution 489/2005, restated judicial deposits, in the amount of R$ 9,398,397, referring to full carryforward of the accumulated tax loss of Income Tax and of Social Contribution Tax (Note 17.d), were reclassified in order to deduct provision for obligations and fiscal risks (Note 26.c).

(**) Includes the net amount of R$ 2,364,158 equivalent to "Actuarial Asset CVM nº 371" (R$ 2,744,191 at September 30, 2006), as shown in Note 23.e.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

NOTE 8. Other Assets

	BB-Domestic and Foreign branches		BB-Consolidated	
	09.30.2007	09.30.2006	09.30.2007	09.30.2006
Non-operating assets	236,901	274,702	237,964	294,069
Supply materials	15,541	20,429	15,541	20,429
Total	252,442	295,131	253,505	314,498

NOTE 9. Property and equipment and leased assets

	BB-Domestic and Foreign branches				
	Annual Depreciation Rate (by group)	06.30.2007 Residual Value	09.30.2007		
			Changes	Depreciation	Closing balance
Property and equipment		2,714,218	58,375	(115,504)	2,657,089
Furniture and equipment in stock	—	33,711	(7,473)	—	26,238
Construction in progress	—	101,340	(18,099)	—	83,241
Land	—	173,951	(8,203)	—	165,748
Buildings	4%	960,747	17,514	(10,868)	967,393
Facilities	10%	189,769	3,353	(9,882)	183,240
Furniture and equipment in use	10%	310,935	8,990	(14,152)	305,773
Communication systems	10%	64,598	11,244	(3,381)	72,461
Data processing systems	20%	792,451	45,831	(72,785)	765,497
Security systems	10%	86,539	5,303	(4,461)	87,381
Transportation systems	20%	177	(85)	25	117
Leased assets		100,222	(1,134)	(5,702)	93,386
Total		2,814,440	57,241	(121,206)	2,750,475

	BB-Consolidated				
	Annual Depreciation Rate (by group)	06.30.2007 Residual Value	09.30.2007		
			Changes	Depreciation	Closing balance
Property and equipment		2,714,944	57,205	(115,241)	2,656,908
Furniture and equipment in stock	—	33,711	(7,473)	—	26,238
Construction in progress	—	101,340	(18,099)	—	83,241
Land	—	173,951	(8,203)	—	165,748
Buildings	4%	960,747	17,514	(10,868)	967,393
Facilities	10%	189,769	3,353	(9,882)	183,240
Furniture and equipment in use	10%	311,254	8,988	(14,119)	306,123
Communication systems	10%	64,598	10,318	(3,338)	71,578
Data processing systems	20%	792,858	45,590	(72,599)	765,849
Security systems	10%	86,539	5,303	(4,461)	87,381
Transportation systems	20%	177	(86)	26	117
Leased assets		1,361,905	96,312	(28,707)	1,429,510
Total		4,076,849	153,517	(143,948)	4,086,418

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

The ratio of fixed assets ratio to referential equity is 13.45% (14.71% at 09.30.2006), being in compliance with Resolution CMN n.° 2669, dated September 11, 1999.

NOTE 10. Deposits

	BB-Domestic and Foreign branches		BB-Consolidated	
	09.30.2007	09.30.2006	09.30.2007	09.30.2006
Demand deposits	38,675,807	32,401,799	38,711,780	32,447,996
Related companies	1,164,391	567,009	1,164,391	567,009
Individuals	14,649,790	11,940,711	14,657,359	11,950,334
Corporate entities	14,218,212	11,893,225	14,263,125	11,933,656
Financial institutions	257,780	212,535	253,064	208,186
Government	2,335,429	1,978,153	2,335,429	1,978,153
Domiciled abroad	30,729	15,329	17,465	14,974
Federal Treasury	306,508	261,141	306,508	261,141
Restricted	3,711,164	3,868,229	3,712,635	3,869,076
In foreign currency	1,955,942	1,640,224	1,955,942	1,640,224
Other	45,862	25,243	45,862	25,243
Savings deposits	43,830,975	34,447,132	43,830,975	34,447,132
Individuals	41,201,674	32,449,043	41,201,674	32,449,043
Corporate entities	2,260,882	1,590,797	2,260,882	1,590,797
Related companies	363,853	403,151	363,853	403,151
Financial institutions	4,566	4,141	4,566	4,141
Interbank deposits	10,041,356	8,874,417	5,602,986	5,578,713
Time deposits	83,566,611	72,200,044	83,640,165	72,270,819
Time deposits	37,600,320	34,154,082	37,673,874	34,224,857
Time deposits in foreign currency	1,139	770	1,139	770
Time deposits with automatic renewal	148,541	179,267	148,541	179,267
Remunerated judicial deposits	27,529,716	22,613,858	27,529,716	22,613,858
Special deposits relating to funds and programs (Note 14.c)	18,286,895	15,252,067	18,286,895	15,252,067
Deposits for investments	393,847	157,457	393,847	157,457
Total	176,508,596	148,080,849	172,179,753	144,902,117

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

NOTE 11. Borrowings—Foreign Borrowings

	BB-Domestic and Foreign branches						
	Up to 90 days	Form 91 to 360 days	from 1 to 3 years	from 3 to 5 years	from 5 to 15 years	Total 09.30.2007	Total 09.30.2006
Exports	7,122	296,515	—	—	—	303,637	136,913
Imports	80,510	146,899	75,066	95,590	33,151	431,216	390,945
Banks	320,904	—	—	—	—	320,904	358,650
Onlending to the public sector	177,162	118,868	475,470	—	1,105,019	1,876,519	2,609,593
Borrowings from BB Group companies abroad	1,273,838	1,383,978	717,741	—	—	3,375,557	2,989,559
Borrowings by BB Group companies abroad	159,115	401,506	—	117	—	560,738	1,112,304
Total	2,018,651	2,347,766	1,268,277	95,707	1,138,170	6,868,571	7,597,964

	BB-Consolidated						
	Up to 90 days	Form 91 to 360 days	from 1 to 3 years	from 3 to 5 years	from 5 to 15 years	Total 09.30.2007	Total 09.30.2006
Imports	47,703	79,383	47,605	34,532	24,918	234,141	273,160
Banks	320,904	—	—	—	—	320,904	358,650
Onlending to the public sector	177,162	118,868	475,470	—	1,105,019	1,876,519	2,609,593
Borrowings from BB Group companies abroad	164,379	384,547	—	117	—	549,043	1,090,872
Total	710,148	582,798	523,075	34,649	1,129,937	2,980,607	4,332,275

Banco do Brasil S.A.'s policy, in respect of its foreign borrowings, is to seek the lowest possible cost for the maturity, type of instrument, and its balance sheet profile. The Bank uses the Libor and US Treasury rates, respectively, as references for its financial and capital transactions, constantly monitoring rates in the various markets.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

NOTE 12. Domestic Onlending—Official Institutions

PROGRAMS	Financial charges	BB-Domestic and Foreign branches 09.30.2007	BB-Domestic and Foreign branches 09.30.2006	BB-Consolidated 09.30.2007	BB-Consolidated 09.30.2006
Federal Treasury		3,131,559	3,035,061	3,131,559	3,035,061
Rural credit		3,131,559	3,035,061	3,131,559	3,035,061
Farming/livestock breeding	TR or 9% p.a.	39,845	39,130	39,845	39,130
Cacau	TJLP + 0.6% p.a. or 6.35% p.a.	44,863	42,600	44,863	42,600
Pronaf	TMS (available) or 1% p.a. to 7.25% p.a. (Invested)	2,839,622	2,717,085	2,839,622	2,717,085
Recoop	5.75% p.a. to 7.25% p.a.	206,984	236,246	206,984	236,246
Other	—	245	—	245	—
BNDES	(*)	5,120,812	4,308,161	5,120,812	4,308,161
Finame	(**)	7,493,661	5,354,462	7,516,201	5,363,757
Other Official Institution	—	759,186	641,007	759,354	641,159
Prohemp resources	—	654	886	654	886
FBB—Fundec II	—	9,191	9,871	9,191	9,871
Funcafé	TR or TMS (available) or TJLP + 3% p.a. or 4% p.a. or 5% p.a. (Invested)	749,202	630,094	749,202	630,094
Other	—	139	156	307	308
Total		16,505,218	13,338,691	16,527,926	13,348,138

(*) BNDES

- Programs based on fixed interest rates: interest paid to the BNDES varies from 3.75% p.a. to 11% p.a.
- Programs based on TJLP or foreign exchange variation: interest paid to the BNDES varies from 0.5% to 5% p.a.

(**) Finame

- Programs with fixed interest rates: interest paid to BNDES/FINAME varies from 3.75% p.a. to 11% p.a.
- Programs with TJLP or foreign exchange variation: interest paid to BNDES/FINAME and BNDES/EXIM varies from 0.5% p.a. to 10.74% p.a.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

NOTE 13. Funds Obtained in Foreign Capital Markets (in R$/US$ million)

Transactions	Amount issued	Coupon	Funding date	Maturity date	Book value at 09.30.2007 Original Currency	Reais(*)
a) DIRECT FUND RAISING						
"Global Medium—Term Notes" Program(1)	R$ 200	Zero–coupon	Dec/04	Dec/07	R$ 195	195
"Global Medium—Term Notes" Program(1)	R$ 350	9.75% a.a.	Jul/07	Jul/17	R$ 329	329
Subordinated debt(3)	US$ 300	8.5% a.a.	Sep/04	Sep/14	US$ 299	550
Perpetual bonus(2)(3)(4)	US$ 500	7.95% a.a.	Jan/06	—	US$ 508	933
b) FUND RAISED THROUGH SPC						
Securitization of the flow of electronic remittances (MT—100)(1)(5)(7)	US$ 450	7.890% p.a.	Dec/01	Dec/08	US$ 201	370
Securitization of the flow of electronic remittances (MT—100)(1)(5)(7)	US$ 300	Libor 3m+0,60% p.a.	Jul/02	Jun/09	US$ 100	184
Securitization of the flow of electronic remittances (MT—100)(1)(5)(7)	US$ 40	7.890% p.a.	Sep/02	Sep/09	US$ 15	28
Securitization of the flow of electronic remittances (MT—100)(1)(5)(7)	US$ 120	7.26% p.a.	Mar/03	Mar/10	US$ 66	121
Securitization of the flow of electronic remittances (MT—100)(1)(5)(7)	US$ 250	6.55% p.a.	Dec/03	Dec/13	US$ 229	421
Securitization of credit card receivables—Visanet(2)(6)(7)	US$ 178	5.911% p.a.	Jul/03	Jun/11	US$ 118	217
Securitization of credit card receivables—Visanet(2)(6)(7)	US$ 45	4.777% p.a.	Jul/03	Jun/11	US$ 29	54
Total						3,402

(*) Exchange rate: US$ 1.00 x R$ 1.83810

(1) Recorded under Foreign marketable securities.

(2) Recorded in Other Liabilities as Hybrid Capital and Debt Instruments are Perpetual Bonuses in Obligations due to Issuance of Hybrid Capital and Debt Instruments. The securitization of the future flow of receivables from credit cards in Contracts for Assumption of Liabilities, are recorded under Other liabilities—Sundry.

(3) The amount of US$ 288 million (R$ 530 million) of the subordinated debt and the amount of US$ 498 million (R$ 915 million) of the perpetual bonuses comprise the Referential Shareholders' Equity (PR), level II, in conformity with CMN Resolution 3444, dated February 28, 2007.

(footnotes continued on following page)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

(4) The transaction has a redemption option by initiative of the Bank as from 2011 or in each subsequent quarterly payment of interest, providing it is authorized beforehand by the Central Bank of Brazil. The terms of these Perpetual Bonuses allow the Bank to suspend quarterly payments of interest and/or accessory payments on the aforementioned securities issued (which will neither be due or accumulated) if: (i) the Bank determines that it is incapable, or the payment of these charges does not allow the Bank to be in conformity with the capital adequacy levels then required by the Central Bank of Brazil, or its financial indicators are below the minimum level required by the regulations applicable to Brazilian banks; (ii) the Central Bank of Brazil or the Regulatory Authorities suspend payments of the aforementioned charges; (iii) an insolvency or bankruptcy event occurs; (iv) a default occurs; or (v) the Bank decides to suspend these payments for any other reason. If the Bank decides to suspend the payment of interest on the Perpetual Bonuses on account of the contents of item (v) above, the terms of the Perpetual Bonuses provide that, until such payments have been resumed for a period equivalent to 12 months, the Bank (a) cannot recommend to its stockholders and, as established by the applicable legislation, will act in order to avoid the statement or payment of dividends or interest on own capital on its common stock and (b) will suffer restrictions on its capacity to redeem or otherwise acquire its common stock.

(5) The Special Purpose Company (SPC) "Dollar Diversified Payment Rights Finance Company", which was incorporated for the sole purpose as described below: (a) issue and sell securities in the international market; (b) use funds raised from the issue of securities to pay for the purchase from BB of BB's rights on payment orders issued by correspondent banks abroad, in US dollars, to any BB branch in Brazil (Remittance Rights) and (c) pay the principal and interest on securities and make other payments established in the related security issue agreements.

(6) The Special Purpose Company (SPC) "Brazilian Merchant Voucher Receivables", which was incorporated for the sole purpose of: (a) issue and sell securities in the international market; (b) use funds raised with the issue of securities to pay for the purchase of the current and future rights of Companhia Brasileira de Meios de Pagamento ("Visanet") against Visa International Service Association of receivables ("Receivables") arising from (i) credit or debit purchases made in Brazil, using Visa cards issued by financial institutions located outside Brazil; and (c) pay the principal and interest on the securities and make other payments established in the related security issue agreements.

Under the agreement, transfers are made to BB based on the funds arising from the sale of the Receivables, at the ratio of 44.618488%, in which is calculated based on the shareholding interest of BB in Visanet on the transaction closing date, and the remaining resources are made available to other Brazilian financial institutions that participate in Visanet.

(7) The Special Purpose Companies were organized under the laws of the Cayman Islands and declare that they have no relevant asset or liability other than the rights and duties originating from the contracts for issue of securities. BB does not hold the control, is not a shareholder, the owner, or is a beneficiary of any of the results of operations of the SPCs. The liabilities arising from the securities issued are paid by the SPCs using the funds accumulated in its account.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

NOTE 14. Other liabilities

14.a) Foreign exchange portfolio

	BB-Domestic and Foreign branches		BB-Consolidated	
	09.30.2007	09.30.2006	09.30.2007	09.30.2006
Forward foreign exchange sales pending settlement	9,221,521	13,323,618	9,221,521	13,323,618
Advances in foreign currencies	—	(4,129)	—	(4,129)
Import financing	(24,288)	(73,070)	(24,288)	(73,070)
Foreign exchange purchase liabilities	9,919,236	8,803,655	9,919,236	8,803,655
Advances on foreign exchange contracts	(7,530,332)	(7,209,403)	(7,530,332)	(7,209,403)
Foreign currency payables	11,305	13,506	11,305	13,506
Unearned income on advances granted	2,875	4,510	2,875	4,510
Charges payable on advances received	42	56	42	56
Total	11,600,359	14,858,743	11,600,359	14,858,743

14.b) Financial and development funds

	BB-Domestic and Foreign branches		BB-Consolidated	
	09.30.2007	09.30.2006	09.30.2007	09.30.2006
PIS/PASEP	1,473,318	1,416,275	1,473,318	1,416,275
Merchant Navy	31,600	14,915	31,600	14,915
Land and Agrarian Reform—BB Banco da Terra	1,274	2,600	1,274	2,600
Special Lending Program for Agrarian Reform—Procera	314,739	321,279	314,739	321,279
Consolidation of Family Farming (CAF)	286	12,683	286	12,683
Fight against Poverty/Our First Land (CPR/NPT)	2,326	30,475	2,326	30,475
Other	23,787	22,356	23,787	22,356
Total	1,847,330	1,820,583	1,847,330	1,820,583

14.c) Fund for Worker Assistance (FAT) and Fund to Guarantee the Increase in Employment and Earnings (FUNPROGER)

FAT is a special accounting and financial fund, established by Law 7998, enacted on 01/11/90, attached to the Ministry of Labor and Employment (MTE) and managed by the Executive Council of the Worker Assistance Fund (CODEFAT), CODEFAT is a collective, tripartite and equal level organization, composed of representatives of workers, employers and the government, which acts as the manager of FAT.

The main actions to promote employment using FAT funds are centralized in the Programs for the Increase in Earnings (PROGER), whose resources are allocated by special deposits, established by Law 8352/12,28,1991, in official federal financial institutions (including, among others, PROGER in the Urban—Investment and Working Capital— and Rural, the National Program for Strengthening of

Family Farming—PRONAF, the program that allocates resources for the purchase of construction materials—FAT Housing, in addition to the special lines such as FAT Rural and Urban Integration, FAT Giro Setorial—Micro and Small-Sized Companies, FAT Giro Setorial—Medium and Large-Sized Companies, FAT Fomentar—Micro and Small-Sized Companies, FAT Fomentar—Medium and Large-Sized Companies, FAT Giro Agropecuário and FAT Digital Inclusion).

The FAT special deposits, allocated with Banco do Brasil, while available; incur interest on a daily "pro rata" basis using the TMS (Average Selic Rate). As they are applied in loans, the interest rate is changed to the TJLP (Long-term Interest Rate) during the effective period of the loans.

The income on the Bank's funds is paid to FAT on a monthly basis, as established in CODEFAT Resolution No. 439, of June 02, 2005 and Resolution No. 489, of April, 2006.

The Guarantee Fund for Generation of Employment and Earnings (Funproger) is a special accounting fund established on November 23, 1999 by Law 9872, amended by Law 10360, of 12.27.2001, and by Law 11110, of 04.25.2005 and regulated by Codefat Resolution 409/10.28.2004, and is managed by Banco do Brasil under the supervision of Codefat/MTE, whose balance at September 30, 2007 is R$ 306,547 (R$ 259,350 at September 30, 2006).

The objective of FUNPROGER is provide guarantees to entrepreneurs who do not have the necessary guarantees of their own to contract PROGER Urbano and PNMPO financing, through the payment of a commission.

The net assets of FUNPROGER are accumulated through funds arising from the difference between the average SELIC Rate and the Long-Term Interest Rate (TJLP) in respect of the remuneration of the special deposit balances available in the FAT, Other sources of funds are the earnings from its operations and the income on its cash resources paid to Banco do Brasil, the Fund manager.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

Program	Resolution /TADE	Available TMS(1)	Invested TJLP(2)	Total	Return of FAT funds		
					Type (*)	Initial date	Final date
PROGER (Rural) and PRONAF		241,495	8,426,956	8,668,451			
Pronaf Custeio	04/2005	140,665	1,162,004	1,302,669	RA	11/2005	—
Pronaf Investment	05/2005	26,772	3,386,990	3,413,762	RA	11/2005	—
Giro Rural—Securities acquisition	03/2005	62,364	2,106,151	2,168,515	SD	01/2008	01/2014
Giro Rural—Prviders	14/2006	4,231	1,105,895	1,110,126	RA	08/2006	—
Rural Custeio	02/2006	2,466	9,927	12,393	RA	11/2005	—
Rural Investment	13/2005	4,997	655,989	660,986	RA	11/2005	—
Proger Urbano		186,474	5,835,314	6,021,788			
Urbano Investimento	18/2005	29,233	3,494,296	3,523,529	RA	11/2005	—
Urbano Capital de Giro	15/2005	137,589	2,215,417	2,353,006	RA	11/2005	—
Empreendedor Popular	01/2006	19,652	125,601	145,253	RA	11/2005	—
Other		212,198	2,657,375	2,869,573			
Electric appliances	05/2006	2	2	4	RA	11/2005	—
Exports	27/2005	1,838	7,206	9,044	RA	11/2005	—
Rural Area Integration	26/2005	4,151	366,741	370,892	RA	11/2005	—
Urban Area Integration	25/2005	4,819	106,014	110,833	RA	11/2005	—
Housing—Construction	04/2006	197	284,163	284,360	RA	11/2005	—
Digital Inclusion	09/2005	3,731	4,101	7,832	RA	11/2005	—
FAT Giro Setorial Micro and Small Companies	08/2006	36,023	272,763	308,786	RA	09/2007	—
FAT Giro Setorial—Medium and Large Companies	09/2006	143,593	1,446,534	1,590,127	RA	09/2007	—
FAT Giro Cooperativo Agropecuário	10/2006	6,771	16,252	23,023	RA	07/2006	—
FAT Tourism	07/2007	10,000	—	10,000	RA	03/2008	—
FAT Giro Setorial Micro small Companies	11/2006	217	21,811	22,028	RA	08/2006	—
FAT Fomentar—Medium and Large Companies	12/2006	856	131,788	132,644	RA	07/2006	—
Total		640,167	16,919,645	17,559,812			

(*) Automatic return, monthly, 2% over total balance and (SD) available balance
(1) Funds remunerated by the TMS
(2) Funds remunerated by the TJLP

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

14.d) Sundry

	BB-Domestic and Foreign branches		BB-Consolidated	
	09.30.2007	09.30.2006	09.30.2007	09.30.2006
Creditors for residual value advances	1,766	851	253,691	179,177
Contracts for the assumption of liabilities	406,789	756,284	271,070	395,054
Liabilities for purchases of goods and rights	57,998	75,430	57,998	75,430
Liabilities for official agreements	94,857	94,805	94,857	94,805
Accounts payable for payment of services provided	475,903	459,597	475,903	459,597
Provisions for payments(*)	6,853,349	5,501,789	6,858,422	5,505,460
Provisions for contingent liabilities	3,557,471	3,164,441	3,562,399	3,194,906
Funds restricted to credit operations	82,655	74,790	499,833	914,795
Sundry creditors—abroad	47,924	22,769	54,775	22,290
Sundry creditors—domestic	996,241	694,326	1,002,953	702,719
Credit card operations	1,830,614	1,394,437	1,830,614	1,394,437
Other	6,002	53,948	5,982	53,916
Total	14,411,569	12,293,467	14,968,497	12,996,586

(*) Include R$ 3,931,659 (R$ 3,326,405 at September 30, 2006) relating to " Actuarial Liability of the Informal Plan" (exclusive responsibility of the Bank) and the "Cassi Actuarial Liability" (Note 23.e).

14.e) Subordinated debt

	BB-Domestic and Foreign branches		BB-Consolidated	
	09.30.2007	09.30.2006	09.30.2007	09.30.2006
Subordinated debt qualifying as capital	9,812,791	8,660,242	9,812,791	8,660,242
Other subordinated debt	21,220	24,520	15,731	24,520
Total	9,834,011	8,684,762	9,828,522	8,684,762

As from June 30, 2001, as determined by CMN Vote No, 67 of June 28, 2001 and Bacen-Diret Official Letter 2001/1602 of June 29, 2001, Banco do Brasil has considered the funds from the Central-Western Constitutional Fund (FCO) R$ 9,284,297 (R$ 8,035,342 at September 30, 2006), as subordinated debt and as Level II Reference Equity, due to its low level of obligation and the length of the term to be maintained by the Bank.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

NOTE 15. Analysis of Income Statement Items

15.a) Banking services fees

	BB-Domestic and Foreign branches		BB-Consolidated	
	3rd quarter 2007	3rd quarter 2006	3rd quarter 2007	3rd quarter 2006
Account fees	727,139	659,180	727,225	659,263
Loan operations	239,871	213,034	239,871	213,034
Income from cards	208,312	185,626	208,312	185,626
Fund Management	276,084	241,232	442,532	380,302
Collections	242,274	219,781	242,592	220,162
Interbank	180,049	160,110	180,049	160,110
Collections	105,853	94,142	105,853	94,142
Services rendered to related companies	53,525	43,975	71,578	61,963
Official services	34,505	91,658	34,505	91,658
Other services	198,793	164,252	245,751	185,806
Total	2,266,405	2,072,990	2,498,268	2,252,066

15.b) Personnel expenses

	BB-Domestic and Foreign branches		BB-Consolidated	
	3rd quarter 2007	3rd quarter 2006	3rd quarter 2007	3rd quarter 2006
Salaries	(815,072)	(805,463)	(827,190)	(817,908)
Benefits	(629,682)	(211,936)	(630,968)	(213,260)
Social Charges	(306,410)	(373,687)	(310,260)	(377,906)
Training	(17,618)	(13,238)	(17,799)	(13,309)
Directors' fees	(2,991)	(2,840)	(3,412)	(3,279)
Personnel provisions	(372,706)	(378,402)	(372,706)	(378,402)
Provisions for labor claims	(33,243)	(46,123)	(33,243)	(46,123)
Labor claim losses	(253,370)	(94,526)	(253,370)	(94,526)
Total	(2,431,092)	(1,926,215)	(2,448,948)	(1,944,713)

The Early Resignation Plan (PAA) for employees over 50 years of age with a minimum of 15 years of contribution to Caixa de Previdência dos Funcionários do Banco do Brasil (Previ—Banco do Brasil Employee Pension Fund), informed to the market at 05.11.2007, recorded 6,925 adhesions and generated an increase of R$ 675,674 (R$ 445,945, net of tax impacts), in administrative personnel provisions.

We recorded the sum of R$ 410 million referring to obligations of the Bank due to the agreement signed for restructuring of Cassi—Banco do Brasil Employee Assistance Fund, in "Benefits",

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

15.c) Administrative expenses

	BB-Domestic and Foreign branches		BB-Consolidated	
	3rd quarter 2007	3rd quarter 2006	3rd quarter 2007	3rd quarter 2006
Water, electricity and gas	(61,486)	(62,179)	(61,543)	(62,229)
Rent	(71,455)	(70,437)	(72,487)	(71,682)
Leasing costs	(3,028)	(18,298)	(3,028)	(18,298)
Communications	(225,193)	(209,338)	(228,359)	(212,491)
Maintenance and upkeep	(55,078)	(54,094)	(55,354)	(54,404)
Materials	(28,264)	(30,825)	(28,371)	(30,928)
Data processing	(168,296)	(158,649)	(170,613)	(161,519)
Promotion and public relations	(31,355)	(26,358)	(31,384)	(26,430)
Advertising and publicity	(71,148)	(64,011)	(71,193)	(64,043)
Financial system services	(99,667)	(81,034)	(96,560)	(79,286)
Third party services	(141,644)	(107,662)	(149,823)	(112,713)
Security services	(117,835)	(109,543)	(117,871)	(109,578)
Specialized technical services	(22,826)	(14,708)	(23,771)	(16,000)
Transportation	(120,682)	(104,599)	(120,961)	(104,888)
Domestic travel	(26,007)	(16,238)	(26,257)	(16,386)
Amortization	(52,240)	(47,338)	(52,474)	(47,577)
Depreciation	(131,079)	(129,384)	(131,168)	(129,479)
Expenses with tax and civil lawsuits	(164,421)	(120,048)	(164,421)	(120,048)
Other	(126,286)	(56,132)	(130,546)	(60,094)
Total	(1,717,990)	(1,480,875)	(1,736,184)	(1,498,073)

15.d) Operating Income

	BB-Domestic and Foreign branches		BB-Consolidated	
	3rd quarter 2007	3rd quarter 2006	3rd quarter 2007	3rd quarter 2006
Recovery of charges and expenses	276,185	229,746	277,297	231,291
Income from Special Operations	13,033	17,105	13,033	17,105
Income from specific credits	18,577	18,686	18,577	18,686
PREVI—Contributions parity agreement	54,959	44,832	54,959	44,832
Income from payments of INSS benefits	51,404	54,127	51,404	54,127
Warrants Deposits Receivable	268,218	306,064	268,218	306,064
Income from securities and credits receivable from the Federal Treasury	502	39,241	502	39,241
Dividends received	13,677	12,218	13,677	12,218
Credit card transactions	34,081	16,825	34,081	16,825
Reversal of operat. provisions—Contingent Liabilities	—	73,235	—	73,235
Previ—Benefit Plan 1	—	47,145	—	47,145
Foreign exchange gains	488,217	91,531	488,217	91,531
Taxes paid in error (Note 26.b)	59	125,487	1,826	125,487
Other	132,625	92,921	140,686	83,945
Total	1,351,537	1,169,163	1,362,477	1,161,732

15.e) Operating expenses

	BB-Domestic and Foreign branches		BB-Consolidated	
	3rd quarter 2007	3rd quarter 2006	3rd quarter 2007	3rd quarter 2006
Discounts granted on renegotiations—credit operations	(19,540)	(21,572)	(19,540)	(21,572)
Updating of the pension liability	(51,527)	(44,067)	(51,527)	(44,067)
Interest on funds allocated for payment of benefit	(50,589)	(53,608)	(50,589)	(53,608)
Previ—Actuarial Asset Amortization—CVM Resolution n.° 371	(95,844)	(86,583)	(95,844)	(86,583)
CASSI—Interest on actuarial liabilities (Adjustments arising from CVM Resolution n.° 371)	(114,161)	(94,967)	(114,161)	(94,967)
Premium paid to clients	(106,097)	(73,856)	(106,097)	(73,856)
Losses from holdups and burglaries	(2,442)	(13,563)	(2,442)	(13,563)
Errors and fraud	(24,244)	(21,414)	(24,244)	(21,414)
Expenses from actualization—Interest on own capital/ Dividends	(7,884)	(34,530)	(7,884)	(34,530)
BB Personal Banking expenses	(27,304)	(20,846)	(27,304)	(20,846)
Expenses from credit card operations	(95,399)	(53,736)	(95,399)	(53,736)
Foreign exchange losses	(485,669)	—	(485,669)	—
Law 9138/95—Restatement of funds to be returned to the Federal Treasury	(10,418)	(11,655)	(10,418)	(11,655)
Guarantee deposits—monetary correction	(69,576)	—	(69,576)	—
Securitization SWIFT MT100—liabilities with the SPE (*)	(21,759)	(35,818)	—	—
Hybrid Capital and Debt Instruments	(18,634)	(22,513)	(18,634)	(22,513)
Fees for the use of Sisbacen	(3,278)	(3,716)	(3,278)	(3,716)
Other	(75,152)	(67,001)	(91,876)	(86,626)
Total	(1,279,517)	(659,445)	(1,274,482)	(643,252)

(*) In BB-Consolidated, these obligations are classified as "Foreign securities" due to the consolidation of the foreign special purpose entities.

15.f) Non-operating income

	BB-Domestic and Foreign branches		BB-Consolidated	
	3rd quarter 2007	3rd quarter 2006	3rd quarter 2007	3rd quarter 2006
Non-operating income	48,516	37,131	56,907	37,919
Profit on the sale of assets	21,940	7,107	22,110	7,107
Capital gains	938	1,416	7,957	1,416
Rental income	3,322	3,481	3,430	3,605
Valuation of other assets	5,426	9,690	5,428	9,690
Gains with shares and quotas	1,065	—	1,607	637
Profit on the sale of other assets	14,009	13,717	14,009	13,717
Other non-operating income	1,816	1,720	2,366	1,747
Non-operating expenses	(14,024)	(15,243)	(14,230)	(15,388)
Loss on sale of investments	—	(2)	—	(2)
Loss on sale of assets	(158)	(3,845)	(158)	(3,845)
Capital losses	(3,867)	(5,290)	(3,867)	(5,290)
Loss in value of other assets	(9,628)	(5,500)	(9,631)	(5,510)
Losses with shares and quotas	—	(310)	(186)	(445)
Other non-operating expenses	(371)	(296)	(388)	(296)
Total	34,492	21,888	42,677	22,531

NOTE 16. Stockholders' Equity

16.a) Stockholders' equity of R$ 23,065,294 (R$ 20,197,167 at 09.30.2006), equivalent to a net book value of R$ 9.32 per share, considering the total of 2,475,949,269 common shares (R$ 24.47 per share at 09.30.2006, considering the total of 825,316,423 common shares).The market value of the common share at September 30, 2007 was R$ 30.89, considering the split of shares, in the proportion of 1:3 (Note 28.b), i.e. two new shares for each existing share (R$ 47.50 at 09.30.2006).

16.b) Of the subscription bonuses issued by the Bank, the remaining balance of 27,028,746 "C" Bonus, that can be exercised up to the original terms—03.31.2011 to 06.30.2011.

16.c) Capital

Capital is R$ 12,710,693 (R$ 11,912,895 at September 30, 2006), totally paid-up, comprising 2,475,949,269 common shares with no par value. The Federal Treasury is the controlling stockholder.

16.d) Revaluation reserves

These refer to a revaluation of assets carried out by the associated companies Kepler Weber, Pronor, and by the subsidiary Cobra Tecnologia S.A.The realizations of the reserves in the period, totaling R$ 80 (R$ 40 at September 30, 2006), were transferred to the "Retained earnings" account.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

16.e) Interest on own capital/Dividends

	3rd quarter/2007
1. Net income for the year	1,364,037
2. Interest on own capital imputed to dividends	274,542
3. Income Tax at source	58,830
4. Interest on own capital allocated to the stockholders (item 2 + item 3)	333,372
5. Dividends allocated to the stockholders	212,243
6. Total allocated to the stockholders (40% of its net income)	545,615

Pursuant to a decision of the Board of Directors, the policy for payment of dividends and/or Interest on Own Capital with quarterly periodicity was approved in November/2006.

According to Laws n.º 9249/1995 and 9430/1996 and the Bank's Bylaws, Management decided on the payment of Interest on Own Capital to its stockholders, imputed to the dividends value, plus additional dividends, equivalent, in the third quarter of 2007, to 40% of net income.

Interest on Own Capital and Dividends referring to the third quarter will be paid together with financial charges equivalent to the Selic rate, as from quarter balance sheet closing until the effective payment date, pursuant to Decree n.º 2673 of 07.16.1998, with the new wording provided by Decree n.º 3881, of 03.13.2000.

The total amount of Interest on Own Capital of the third quarter of 2007 comes to R$ 333,372, which brought about a reduction in tax charge expenses in the amount of R$ 113,346.

16.f) Mark-to-Market—Securities and Derivatives

In accordance with BACEN Circular Letters 3068/01 and 3082/02, this account records the mark-to-market adjustment of securities available for sale, totaling R$ 383,815 (R$ 209,697 at September 30, 2006), net of tax effects, as per changes in the stockholders' equity account "Mark-to-Market—Securities and Derivatives":

	2007			2006		
	06.30.2007 Balance	Net changes in the quarter	09.30.2007 Balance	06.30.2006 Balance	Net changes in the quarter	09.30.2006 Balance
Securities available for sale						
Bank	280,475	(128,924)	151,551	32,978	52,503	85,481
Subsidiaries and affiliates	322,933	21,265	344,198	107,550	77,725	185,275
Tax effects	(160,222)	48,288	(111,934)	(41,288)	(19,771)	(61,059)
Total	443,186	(59,371)	383,815	99,240	110,457	209,697

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

16.g) Equity Interest

Shareholdings at September 30, 2007 of all those who hold, directly or indirectly, more than 5% of Bank's capital:

Stockholders	Total shares	% Total
Federal Treasury	1,700,334,789	68.7
Banco do Brasil Employees Retirement Fund (PREVI)	283,246,012	11.4
BNDES Participações S.A.—BNDESPar(*)	124,812,156	5.0
Other shareholders	367,556,312	14.9
Total	2,475,949,269	.0

(*) Linked to the controller.

Changes in ownership of the parties referred to in the previous paragraph of these securities during the preceding twelve months and characteristics of the securities issued by the Bank and directly or indirectly held by the controlling stockholder, management and members of the Fiscal Council.

Controlling Group	09.30.2007(*)	09.30.2006
Federal Treasury	1,700,334,789	577,578,036
Previ	283,246,012	94,415,335
BNDESPar	124,812,156	30,804,052
Total	2,108,392,957	702,797,423

Board of Directors	Position	Common Shares		C Bonds	
		09.30.07(*)	09.30.06	09.30.07	09.30.06
Bernard Appy	President	03	01	—	—
Antonio Francisco de Lima Neto	Vice-President	03	—	—	—
Carlos Augusto Vidotto	Counselor	04	02	—	—
Francisco Augusto da Costa e Silva	Counselor	03	02	—	—
Tarcísio José Massote de Godoy	Counselor	03	01	—	—
Bernardo Gouthier Macedo	Counselor	01	—	—	—

Fiscal Council	Position	Common Shares		C Bonds	
		09.30.07(*)	09.30.06	09.30.07	09.30.06
Otávio Ladeira de Medeiros	President	—	—	—	—
Agostinho do Nascimento Netto	Member	—	—	—	—
Eduardo Grande Bittencourt	Member	—	—	—	—
Eustáquio Wagner Guimarães Gomes	Member	—	—	—	—
Marcos Machado Guimarães	Member	—	—	—	—
José Luiz Gomes Rôlo	Deputy	—	—	—	—
Alfredo Luiz Buso	Deputy	—	—	—	—
Daniel Sigelmann	Deputy	—	—	—	—
Egon Handel	Deputy	—	—	—	—
Carla Goes Coelho de Souza	Deputy	—	—	—	—

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

Executive Board of Directors	Position	Common Shares		C Bonds	
		09.30.07(*)	09.30.06	09.30.07	09.30.06
Antonio Francisco de Lima Neto	President	03	—	—	—
Adézio de Almeida Lima	Vice-President	06	02	01	01
Aldo Luiz Mendes	Vice-President	378	126	—	—
Aldemir Bendine	Vice-President	—	—	—	—
José Maria Rabelo	Vice-President	60	20	10	10
Luiz Oswaldo Sant'lago Moreira de Souza	Vice-President	06	02	01	01
José Luís Prola Salinas	Vice-President	342	114	—	—
Luís Carlos Guedes Pinto	Vice-President	5,617	1,939	—	—
Luís Alberto Maguito Vilela	Vice-President	—	—	—	—
Milton Luciano dos Santos	Vice-President	—	—	—	—

Directors	Position	Common Shares		C Bonds	
		09.30.07(*)	09.30.06	09.30.07	09.30.06
Alexandre Corrêa Abreu	Director	—	—	—	—
Augusto Braúna Pinheiro	Director	—	—	—	—
Clara da Cunha Lopes	Director	342	114	—	—
Edson de Araújo Lobo	Director	342	114	—	—
José Carlos Vaz	Director	66	22	—	—
Francisco Claudio Duda	Director	1,383	461	1	1
Geraldo Afonso Dezena da Silva	Director	—	—	—	—
Glauco Cavalcante Lima	Director	84	28	11	11
Izabela Campos Alcântara Lemos	Director	342	114	—	—
Joaquim Portes de Cerqueira César	Director	—	—	—	—
José Carlos Soares	Director	2,742	914	10	10
Renê Sanda	Director	09	03	01	01
Juraci Masiero	Director	—	229	—	—
Jussara Silveira de Andrade Guedes	Director	—	—	—	—
Luiz Carlos Silva de Azevedo	Director	66	22	—	—
Luiz Gustavo Braz Lage	Director	—	—	—	—
Maria da Glória Guimarães dos Santos	Director	—	—	—	—
Paulo Roberto Evangelista de Lima	Director	372	124	07	07
Nilo José Panazzolo	Director	1,377	459	—	—
Nilson Martiniano Moreira	Director	—	—	—	—
Paulo Euclides Bonzanini	Director	18	6	—	—
Paulo Rogério Caffarelli	Director	549	183	—	—
Ricardo José da Costa Flores	Director	72	24	9	9
Sandro Kohler Marcondes	Director	3	230	—	—
Sérgio Ricardo Miranda Nazaré	Director	342	114	—	—
William Bezerra Cavalcanti Filho	Director	342	114	—	—
Internal Audit					
Egidio Otmar Ames	General Auditor	57	19	9	9
Audit Committee					
José Danúbio Rozo	Coordinator	—	—	—	—
Flávio Fernando da Fontoura Ferreira	Deputy	—	459	—	—

(*) Approval of the split of shares in the proportion of 1 to 3 (200%) by the Extraordinary General Meeting of 4.25.2007,

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

Number of shares in the market and percentage in relation to the total issued:

BB shares	Number	%
Market(*)	2,475,949,269	100.0
Total issued	2,475,949,269	100.0

(*) The free float corresponds to 14.9% (367,556,314 shares),

NOTE 17. Income Tax and Social Contribution on Net Income

17.a) Details of calculation basis

	BB-Consolidated			
	09.30.2007		09.30.2006	
	Income Tax	Social Contribution	Income Tax	Social Contribution
a) Profit before taxation and after employee profit sharing	6,571,115	6,571,115	4,823,761	4,823,761
—Profit before taxation	5,695,854	5,695,854	4,670,239	4,670,239
—Net income of foreign entities	(278,499)	(278,499)	(279,361)	(279,361)
—Intercompany eliminations	1,154,730	1,154,730	927.256	927,256
—Employee profit sharing	(970)	(970)	(494,373)	(494,373)
b) Permanent additions/(deductions):	(2,054,901)	(2,042,441)	(1,822,282)	(1,810,654)
—Equity in the (earnings)/loss of subsidiary and associated companies	(1,193,509)	(1,193,509)	(1,099,149)	(1,099,149)
—Interest on own capital	(985,271)	(985,271)	(693,038)	(693,038)
—Non-deductible expenses and provisions	481,423	481,421	396,769	396,766
—Other additions/(deductions)	(357,544)	(345.082)	(426,864)	(415,233)
c) Temporary additions/(deductions)	4,942,112	4,965,189	5,411,379	5,616,245
—Allowance for loan losses	4,143,798	4,143,798	5,684,549	5,725,554
—Provision for loss on securities and investments	8,350	8,350	(121)	(121)
—Provision for pension liabilities	(56,588)	(56,588)	(76,734)	(76,734)
—Provision for labor claims, tax contingencies and contingent liabilities	446,040	446,040	156,756	156,756
—Amortization of goodwill on investments	—	—	1,193	—
—Other additions/(deductions)	400,512	423,589	(354,264)	(189,210)
d) Other adjustments: additions/(deductions)	(2,900,923)	(2,908,239)	(2,146,940)	(2,151,151)
—Effects of non-deductible expenses	—	—	—	—
—Adjustment—BACEN Resolution 2682 and Law 9430/1999	(2,900,923)	(2,900,923)	(2,145,968)	(2,145,968)
—Other	—	(7,316)	(972)	(5,183)
e) Taxable income	6,557,403	6,585,624	6,265,918	6,478,201
f) Income tax/social contribution	1,624,345	594,864	1,547,235	583,782
—Rate of 15% / 9%	989,946	594,864	945,118	583,782
—Additional 10%	659,910	—	630,025	—
—Tax incentives	(25,511)	—	(27,908)	—
— Income tax on profits of foreign entities	—	—	—	—

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

17.b) Details of income tax and social contribution expense

	BB-Consolidated			
	3rd quarter 2007		3rd quarter 2006	
	Income tax	Social Contribution	Income tax	Social Contribution
a) Present values	(440,459)	(156,784)	(522,785)	(189,173)
—Domestic income tax and social contribution	(427,370)	(156,784)	(514,128)	(189,173)
—Foreign income tax	(13,089)	—	(8,657)	—
b) Deferred tax liabilities	(24,123)	(10,264)	(81,105)	(27,970)
—Provision)/reversal of deferred income tax on the adjustment of the portfolio and depreciation (leasing operations)	(2,723)	—	(3,694)	—
—(Provision)/reversal of provision for deferred taxes—positive MTM	1,910	1,188	(12,642)	(4,858)
—(Provision)/reversal of deferred income tax on the sale of investments in installments	—	—	—	—
—(Provision)/reversal of provision for deferred taxes—restatement of judicial deposits	(36,876)	(13,275)	(42,857)	(15,428)
—(Provision)/reversal of provision for deferred taxes—Net income abroad	(2,866)	(3,200)	(7,648)	(3,198)
—(Provision)/reversal of provision for deferred income tax on Transactions carried out in the futures market	16,432	5,023	(14,264)	(4,486)
c) Provision (a+b)	(464,582)	(167,048)	(603,890)	(217,143)
d) Deferred tax credits	250,352	88,686	218,640	75,849
—Recording/(reversal) of tax credits on temporary differences	222,273	79,806	4,456	(269)
—(Recording)/reversal of tax credit on income tax and social contribution losses	32,209	10,341	218,830	78,973
—(Recording)/reversal of tax credits—negative MTM	(4,130)	(1,461)	24,136	8,430
—Recording/(Reversal) of Tax Credits on Transactions Carried out in the Futures Market	—	—	(28,782)	(11,285)
e) Total income tax and social contribution expense (c+d)	(214,230)	(78,362)	(385,250)	(141,294)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

17.c) Reconciliation of income tax and social contribution expense

	BB-Consolidated	
	3rd quarter 2007	3rd quarter 2006
a) Income tax		
Profit before taxation and profit sharing	1,831,413	1,550,809
—Total income tax charge (rate of 25%)	(457,853)	(387,702)
—Charges upon Interest on Own Capital	83,344	—
—Effects of non-taxable income	285,825	286,998
—Effects of non-deductible expenses	(592,510)	(558,980)
—Effects of foreign profits	(14,556)	(7,085)
—Employee profit sharing	—	—
—Deferred charges on mark-to-market adjustments	803	(658)
—Other	472,573	272,971
—Fiscal incentives (workers meal program, culture and others)	8,144	9,206
Income tax expense	(214,230)	(385,250)
b) Social contribution		
Profit before taxation and profit sharing	1,831,413	1,550,809
—Total social contribution charge (rate of 9%)	(164,827)	(139,573)
—Charges upon Interest on Own Capital	30,003	—
—Effects of non-taxable income	102,784	103,109
—Effects of non-deductible expenses	(213,249)	(201,233)
—Employee profit sharing	—	9
—Deferred charges on mark-to-market adjustments	289	(246)
—Other(*)	166,638	96,640
Social contribution expense	(78,362)	(141,294)

(*) Tax credit from timing differences recorded.

17.d) Legal Process: Interest on Own Capital Tax

17.d.1) In February 1998, the Bank filed a legal request for full offset of prior year tax losses and social contribution negative basis (collectively "tax losses") against taxable income. Since then, the Bank has offset these tax losses in full against income tax and social contribution taxable income and has made judicial deposits of the taxes otherwise due (on 70% of the amount offset). These deposits prompted the Federal District 16th Court to issue a dispatch recognizing the suspension of payment of these taxes until final judgment of the Bank's request, based on article 151, II, of the Tax Code. Since 10.01.2002, the proceeding has been awaiting judgment of an extraordinary appeal by the Federal Supreme Court.

17.d.2) The offsetting of amounts of tax losses recoverable results in the write-off of deferred tax credits, observing the limitation of use of 30%.

17.d.3) As permitted by item 53 of CVM Resolution 489/2005, judicial deposits in the amount of R$9,398,397 (principal + interest) were off-set against the corresponding provisions.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

17.d.4) Deferred taxes (corporate income tax-IRPJ and social contribution on net income-CSLL) on the adjustment of judicial deposits are being offset with the tax credits resulting from the provision formed in an amount identical to aforesaid adjustment, in conformity with § 2, item II, art. 1 of Bacen/CMN Resolution 3.059/2002, with no impact on net income.

17.d.5) If we consider the situation of success in the lawsuit, we would verify that in September /2005, the Bank would have consumed the entire stock of Tax Loss. Therefore, since the competent period of October/2005 the amount of Income Tax is being paid in full. For the same situation there would also be a remaining balance of tax credit of CSLL a recoverable.

Moreover, there would be a transfer of resources from the account used to record judicial deposits to that of cash and cash equivalents. The tax credits relating to judicial deposits (principal) would be written off against provision for IRPJ and CSLL and provision for tax risks relating to the restatement of deposits, in the amount of R$ 3,373,576 ,would be reverted against net income. The net positive impact of this provision on net income would support the calculation of the BIS ratio by 2.24% (from 15.74% to 17.98%).

17.d.6) Considering the situation of loss of the lawsuit (situation in which the amounts deposited judicially would be converted into income in favor of the National Treasury), the portions of IRPJ tax credits on tax loss that could be utilized since the competent period of October/2005, observing the limitation of 30%, is reclassified to the accounting representing "IRPJ recoverable" assets. This IRPJ recoverable, which would result from the adjustments of Statements of Economic-Fiscal Information of Corporations, corresponds to R$ 1,018,406 in September/2007 and its restatement by the Selic Rate since January/2006 until the final judgment of the suit, would produce a positive impact on net income (see item 17.d.5).

17.d.7) The amounts relating to this matter are as follows:

	09.30.2007	09.30.2006
a) Judicial deposits	9,398,397	8,375,518
—Original amounts	5,910,981	5,631,868
—Restatement	3,487,416	2,743,650
b) 70% thereof	5,951,395	5,546,054
—Income tax losses	3,002,033	3,002,033
—Social contribution losses and CSLL to offset	2,949,362	2,544,021

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

NOTE 18. Tax Credits

18.a) Tax credits recorded as assets

	BB-Consolidated			
	09.30.2007		09.30.2006	
	Income tax	Social contribution	Income tax	Social contribution
Nature and origin:				
a) Income tax and social contribution losses	393,433	174,887	204,148	53,268
a.1) Rate(%)	25	9	25	9
a.2) Tax credit recorded	98,358	15,740	51,037	4,794
b) Timing differences	23,436,273	23,327,694	22,671,558	22,591,796
b.1) Rate (%)	25	9	25	9
b.2) Tax credit recorded	5,859,068	2,099,492	5,667,889	2,033,262
c) Negative mark-to-market adjustments	81,396	73,297	216,415	209,286
c.1) Rate (%)	25	9	25	9
c.2) Tax credit recorded	20,349	6,597	54,104	18,836
d) Social contribution to offset	—	872,969	—	1,459,815
e) Negative futures market adjustments	—	—	—	—
e.1) Rate (%)	25	9	25	9
e.2) Tax credit recorded	—	—	—	—
f) Tax credits—writ of mandamus	1,983,627	2,908,948	—	—
g) Tax credits abroad	11,641	—	10,542	—
h) Total income tax and social contribution tax recorded (a.2 + b.2 + c.2 + d + e.2 + f + g)	7,973,043	5,903,746	5,783,572	3,516,707
	Pasep	Cofins	Pasep	Cofins
i) Negative mark to market adjustments	82,909	82,909	225,596	225,596
i.1) Rate (%)	0,65	4	0.65	4
i.2) Tax credit recorded	539	3,316	1,466	9,024
i) Negative futures market adjustments	—	—	—	—
j.1) Rate(%)	0.65	4	0.65	4
j.2) Tax credit recorded	—	—	—	—
j) Total PASEP and COFINS credits E COFINS recorded (i.2 + j.2)	539	3,316	1,466	9,024
l) Total tax credits not recorded (f + k)	7,973,582	5,907,062	5,785,038	3,525,731

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

The tax credits recorded include Social Contribution to Offset relating to tax credits calculated at the rate of 18% on tax losses and temporary differences existing on December 31, 1998. Article 8 of Provisional Measure (MP) 2158-35/2001 reduced the rate of social contribution from 18% to 8% and authorized the maintenance of this credit classified in Other Receivables—Sundry. At September 30, 2007, the balance of this account amounted to R$ 872,969 thousand.

Since January 1, 2003, the rate for social contribution on net income is 9%, in conformity with Law 10637 of December 30, 2002.

18.b) Tax credits not recorded

	BB-Consolidated			
	09.30.2007		09.30.2006	
	Income tax	Social contribution	Income tax	Social contribution
Nature and origin:				
a) Income tax and social contribution losses	135,321	107,035	113,947	54,797
a.1) Rate(%)	25	9	25	9
a.2) Tax credits not recorded	33,830	9,633	28,487	4,932
b) Timing differences	4,178	—	58,556	42,600
b.1) Rate (%)	25	9	25	9
b.2) Tax credits not recorded	1,045	—	14,639	3,834
c) Negative mark-to-market adjustments	—	—	—	—
c.1) Rate (%)	25	9	25	9
c.2) Tax credits not recorded	—	—	—	—
d) Accounting losses of foreign entities in countries with favorable taxation	—	—	304,351	304,351
d.1) Rate (%)	25	9	25	9
d.2) Tax credits not recorded	—	—	76,087	27,391
e) Tax credits abroad	51,429	—	77,212	—
f) Total income tax and social contribution credits not Recorded (a.2 + b.2 + c.2 + d.2 + e)	86,304	9,633	196,425	36,157
	Pasep	Cofins	Pasep	Cofins
g) Negative mark to market adjustments	—	—	—	—
g.1) Rate (%)	0,65	4	0.65	4
g.2) Tax credits	—	—	—	—
h) Total PASEP and COFINS tax credits not recorded (g.2)	—	—	—	—
i) Total tax credits not recorded (f + h)	86.304	9,633	196.425	36.157

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

18.c) Entries and write-offs of the period

Entries of the period	BB-Consolidated 09.30.2007 Income tax	BB-Consolidated 09.30.2007 Social contribution	BB-Consolidated 09.30.2006 Income tax	BB-Consolidated 09.30.2006 Social contribution
a) On income tax and social contribution losses	41,995	11,278	10,996	2,459
b) On timing differences	675,292	240,421	2,136,052	997,885
c) On negative mark-to-market adjustments	1,158	414	13,128	4,713
d) Tax credits abroad	1,773	—	6,426	—
e) Negative futures market adjustments market adjustments	—	—	—	—
f) Tax credits—writ of mandamus(*)	1,983,627	2,908,948	—	—
g) Total income tax and social contribution tax recorded (a + b + c + d + e + f)	2,703,845	3,161,061	2,166,602	1,005,057
	Pasep	Cofins	Pasep	Cofins
h) Relating to negative mark-to-market adjustments	31	193	323	1,988
i) Relating to negative futures market adjustments	—	—	—	—
i) Total tax credits recorded (g + h + i)	2,703,876	3,161,254	2,166,925	1,007,045

(*) The tax credits that had been written off since the beginning of the lawsuit, referring to the full offsetting of the accumulated fiscal loss of Income Tax and of negative bases of Social Contribution, were reactivated in contra account to the re-formation of provision relating to the portion of 70% of IRPJ and CSLL, for which judicial deposits were formed in the amount of R$ 5,910,981 thousand (Note 17.d).

Write-offs in the period	BB-Consolidated 09.30.2007 Income tax	BB-Consolidated 09.30.2007 Social contribution	BB-Consolidated 09.30.2006 Income tax	BB-Consolidated 09.30.2006 Social contribution
a) Relating to income tax & social contribution losses	—	658	—	—
b) Relating to timing differences	5,163	1,649	3,649	864
c) Relating to social contribution to offset (PM No. 1858/1999)	—	537,673	—	541,411
d) Relating to negative mark-to-market adjustments	27,811	10,094	309	171
e) Tax credits abroad	—	—	—	—
f) Arising from futures market transactions	—	—	—	—
g) Tax Credits—writ of mandamus	—	—	—	—
h) Total IRPJ and CSLL tax credit write-offs (a + b + c + d + e + f + g)	32,974	550,074	3,958	542,446
	Pasep	Cofins	Pasep	Cofins
i) Relating to negative mark-to-market adjustments	766	4,706	14	85
j) Negative futures market adjustments	—	—	570	3,508
k) Total tax credits reversed (h + i +j)	33,740	554,780	4,542	546,039

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

18.d) Deferred tax liabilities

	BB-Consolidated			
	09.30.2007		09.30.2006	
	Income tax	Social contribution	Income tax	Social contribution
a) Arising from sale of investments	—	—	—	—
b) Arising from mark-to-market adjustments	117,044	42,164	106,457	38,326
c) Arising from leasing portfolio adjustment	59,998	—	45,301	—
d) Arising from tax incentive depreciation	—	—	—	—
e) Entities abroad	3,197	—	4,141	—
f) Arising from restatement of judicial deposits (see Note 18,d,4)	—	—	432,072	155,546
g) Arising from foreign profits	16,799	10,137	27,355	11,738
h) Arising from futures market transactions	15,493	5,587	14,264	4,485
i) Total reversals of income tax and social contribution tax credits (a + b + c + d + e + f + g + h)	212,531	57,888	629,590	210,095
	Pasep	Cofins	Pasep	Cofins
j) Arising from mark-to-market adjustments	3,204	19,719	2,903	17,864
k) Arising from restatement of judicial deposits	15,913	97,926	11,782	72,503
l) Arising from futures market transactions	423	2,604	340	2,091
m) Total deferred tax liabilities (i + j + k + l)	232,071	178,137	644,615	302,53

18.e) Estimates of the realization of tax credits recorded (tax losses, timing differences, negative mark-to-market adjustments on derivatives and social contribution available for offset)

	Bank	
	06.30.2007	
	Nominal Value	Present Value
In 2007	1,349,000	1,313,000
In 2008	3,078,000	2,877,000
In 2009	3,386,000	3,012,000
In 2010	2,678,000	2,270,000
In 2011	794,000	646,000
From 2012 to 2015	2,096,000	1,555,000
Total tax credits	13,381,000	11,673,000

During the 3rd quarter 2007, tax credits were realized in Banco do Brasil S.A. in the amount of R$ 1,965,330, corresponding to 98.17% of the consumption forecast demonstrated in the technical study carried out at 12.31.2006 (R$ 2,002,000).

The above estimates for the realization of tax credits were based on a technical study carried out as of 06.30.2007.

19.f) The realization of nominal amounts of recorded tax credits, considering the reformation of those written-off over the course of the lawsuit (70%), based on a technical study conducted by the Full-Service Bank (position on 6.30.2007), is projected for 9 years, in the following proportions:

	CSLL to offset(*)	Temporary differences(**)
In 2007	7%	13%
In 2008	19%	26%
In 2009	23%	27%
In 2010	7%	30%
In 2011	9%	4%
From 2012 to 2015	35%	0%

This study also shows the tax credits recorded as assets at present values based on the average funding rate of the Bank.

(*) Projection of utilization associated with the capacity to generate taxable bases of IRPJ and CSLL in subsequent periods.

(**) The consumption capacity results from the movements of provisions (expectation of reversals, write-offs and usage).

18.g) Other information

Deferred tax liabilities or assets, respectively, are formed on positive or negative adjustments resulting from the transactions performed in future settlement markets in the period from 01.01.2005 to 02.28.2006 (effective term of taxation based on the cash basis, pursuant to art. 32 of Law 11,051/2004 and art. 110 of Law 11,196/2005), and will be realized as the transactions are settled.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

NOTE 19. Equity in the Earnings (Loss) of Subsidiary and Associated Companies

The equity accounting adjustments were recorded in the account "Equity in the earnings (loss) of subsidiary and associated companies" as follows:

19.a) Domestic and Foreign branches

DESCRIPTION	Paid-in Capital	Adjusted Stockholders' Equity	Our interest %	Dividends/ JCP	Equity Income Result		Book value 09.30.2007	Book Value 09.30.2006
					Operational	Exchange Variance		
SUBSIDIARIES								
BAMB-Brasilian American Merchant Bank	443,024	591,828	100.00	—	12,827	(25,498)	591,828	631,044
Banco do Brasil AG. Vienna (Áustria)	49,337	86,563	100.00	—	1,935	523	86,563	84,550
BB - Leasing Company Ltd.	—	72,548	100.00	—	1,109	(3,393)	72,548	77,639
BB Securities LLC	9,190	6,443	100.00	—	(364)	—	6,443	—
BB - Administradora de Cartões de Crédito S.A.	9,300	25,999	100.00	—	(3,336)	—	25,999	22,550
BB - Administradora de Consórcios S.A.	14,100	24,454	100.00	—	7,986	—	24,454	21,912
BB - Corretora de Seguros e Administradora de Bens S.A.	26,918	87,023	100.00	—	15,776	—	87,023	76,128
BB - Administração de Ativos—Distribuidora de Títulos e Valores Mobiliários S.A.	99,628	221,944	100.00	—	100,637	—	221,944	199,839
BB - Banco de Investimento S.A.	1,589,399	2,045,652	100.00	—	189,256	—	2,045,652	1,908,733
BB - Leasing S.A.—Arrendamento Mercantil	61,860	71,744	100.00	—	8,369	—	71,744	44,195
BB - Banco Popular do Brasil S.A.	160,256	17,306	100.00	—	(3,995)	—	17,306	21,775
Cobra Tecnologia S.A.(A)	17,183	—	99.36	763	(4,291)	—	—	—
ASSOCIATED COMPANY								
Cadam S.A.	183,904	312,517	21.64	—	(4,056)	—	67,629	75,260
Subtotal	—	—	—	763	321,853	(28,368)	3,319,133	3,163,625
Abroad								
Foreign exchange gain/losses in branches	—	—	—	—	—	(77,523)	—	—
Increase/decrease in stockholders' equity arising from other movements,	—	—	—	—	2,394	—	—	—
Total	—	—	—	763	324,247	(105,891)	3,319,133	3,163,625

(A) Information regarding balance sheet at June/2007.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

19.b) BB—Consolidated

DESCRIPTION	Paid-in Capital	Adjusted Stockholders Equity	Our interest %	Dividends/ JCP	Equity Income Result			Book value 09.30.2007	Book value 09.30.2006
					Operational	Exchange Variance	value		
1) Interest—BB-Multiple Bank SUBSIDIARIES									
BB-Administradora de Cartões de Crédito S.A.	9,300	25,999	100.00	—	(3,336)	—	—	25,999	22,550
BB-Administradora de Consórcios S.A.	14,100	24,454	100.00	—	7,986	—	—	24,454	21,912
BB-Corretora de Seguros e Admin, de Bens S.A.	26,918	87,023	100.00	—	15,776	—	—	87,023	76,128
Cobra Tecnologia S.A.(A)	17,183	—	99.36	763	(4,291)	—	—	—	—
ASSOCIATED COMPANIES									
Cadam S.A.	183,904	312,517	21.64	—	(4,056)	—	—	67,629	75,260
Subtotal(1)	—	—		763	12,079	—	—	205,105	195,850
2) Interest—BB Banco de Investimento ASSOCIATED COMPANIES(B)									
Brasilseg Participações S.A / BrasilVeículos Cia de Seguros(C)	130,026	291,979	70.00	—	11,094	—	—	204,386	155,630
Cia, de Seguros Aliança do Brasil S.A.	129,861	373,975	70.00	—	30,897	—	—	261,783	190,831
Brasilprev(C)	98,033	350,603	49.99	19,982	20,019	—	—	175,580	127,838
Brasilcap	79,054	198,199	49.99	1,116	3,861	—	—	99,080	79,135
Brasilsaúde(C)	39,726	49,508	49.92	—	1,078	—	—	24,603	23,415
Cia. Brasileira de Meios de Pagamento	74,534	298,329	31.99	120,489	50,170	—	—	95,554	65,464
Seguradora Brasileira de Crédito à Exportação	9,165	18,142	12.08	—	194	—	—	2,193	1,953
Itapebi(D)	150,000	281,255	19.00	684	5,712	—	—	53,438	44,840
Kepler Weber(D)(E)	86,230	150,165	19.31	—	8,983	—	(2,731)	29,215	1,065
Cia. Brasileira de Soluções e Serviços	8,720	68,812	40.34	—	3,868	—	—	27,762	14,598
Ativos S.A.	9,153	26,738	74.50	8,188	8,133	—	—	20,244	11,438
BAF S.A., "in liquidation"(E)	203,498	4,369	100.00	—	—	—	(132)	4,369	4,369
Subtotal(2)	—	—	—	150,459	144,009	—	(2,863)	998,207	720,576
3) BAMB-Brasilian American Merchant Bank SUBSIDIARIES									
BB-Tur—Viagens e Turismo Ltda.(B)	9,633	3,156	99.00	—	(1,606)	161	—	3,125	8,840
Ativos S.A.(B)	9,154	26,738	25.50	7,740	2,498	287	—	6,493	3,669
Subtotal(3)	—	—	—	7,740	892	448	—	9,618	12,509
4) Interest—BB-Leasing Company Ltd ASSOCIATED COMPANY									
BB-Tur—Viagens e Turismo Ltda.(B)	9,633	3,156	1.00	—	(16)	2	—	31	89
Subtotal(4)	—	—	—	—	(16)	2	—	31	89

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

DESCRIPTION	Paid-in Capital	Adjusted Stockholders Equity	Our interest %	Divi-dends/ JCP	Equity Income Result			Book value 09.30.2007	Book value 09.30.2006
					Operational	Exchange Variance	value		
5) Interest—BB Administração de Ativos—Distribuidora de Títulos e Valores Mobiliários S.A									
ASSOCIATED COMPANY									
Pronor(B)(J)	154,686	163,779	12.02	—	(892)	—	—	19,686	20,722
Subtotal(5)	—	—	—	—	(892)	—	—	19,686	20,722
Abroad									
Foreign exchange gain/losses in branches	—	—	—	—	—	(77,523)	—	—	—
Foreign exchange gain/losses in subsidiaries	—	—	—	—	—	(28,368)	—	—	—
Increase/decrease in stockholders'									—
Other movements	—	—	—	—	2,394	—	—	—	949,746
Total	—	—	—	158,962	158,466	(105,441)	(2,863)	1,232,647	949,746

(A) Information regarding balance sheet at June/2007.

(B) Information regarding the balance sheet at August/2007, excepting of BAF S,A—in liquidation.

(C) At December 15, 2006 Brasilseg Participações S.A. was taken over by Brasilveículos Cia. de Seguros.

(D) Equity in the earnings of subsidiary and associated companies is adjusted with investments in fiscal incentives (Itapebi).

(E) Provisions for liabilities were formed due to the devaluation of the investments in Kepler Weber—due to the compensation agreement between the old and the new partners, referring to contingent liabilities as yet unrecognized—R$ 2,731.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

NOTE 20. Related Parties Transactions

We present below the transactions carried out between Banco do Brasil S.A. (Domestic and Foreign Branches) and the companies of the financial group:

	09.30.2007		09.30.2006	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Income (Expenses)
Cash and cash equivalents	140	—	158	—
Foreign subsidiaries	140	—	158	—
Short-term interbank deposits	4,145,265	31,237	3,454,048	—
BB Banco de Investimento S.A.	378,757	4,377	1,010,713	—
BB Banco Popular do Brasil S.A.	100,423	255	100,496	—
BB Leasing S.A.—Arrendamento Mercantil	907,424	26,605	710,782	—
Foreign subsidiaries	2,758,661	—	1,632,057	—
Securities	—	—	—	(324)
BB Administradora de Cartões de Crédito S.A.	—	—	—	(324)
Loan operations	67,294	1,815	9,289	—
BB Administração de Ativos—DTVM S.A.	439	37	419	—
BB Leasing S.A.—Arrendamento Mercantil	66,855	1,778	8,870	—
Other receivables	220,924	—	55,778	—
Ativos S.A.	610	—	145	—
BB Administração de Ativos—DTVM S.A.	3,088	—	3,750	—
BB Administradora de Cartões de Crédito S.A.	170	—	170	—
BB Administradora de Consórcios S.A.	756	—	705	—
BB Banco de Investimento S.A.	1,096	—	882	—
BB Banco Popular do Brasil S.A.	3,998	—	4,308	—
BB Corretora de Seguros e Administradora de Bens S.A.	29,358	—	25,157	—
BB Leasing S.A.—Arrendamento Mercantil	2,476	—	3,436	—
BB Tur Viagens e Turismo Ltda.	19,071	—	16,553	—
Cobra Tecnologia S.A.	743	—	672	—
Dollar Diversified Payments Rights Finance Company	159,485	—	—	—
Foreign subsidiaries	73	—	—	—
Demand deposits	(27,783)	—	(10,444)	—
Ativos S.A.	(147)	—	(51)	—
BB Administração de Ativos—DTVM S.A.	(2,620)	—	(2,764)	—
BB Administradora de Cartões de Crédito S.A.	(10)	—	(9)	—
BB Administradora de Consórcios S.A.	(366)	—	(151)	—
BB Banco de Investimento S.A.	(1,182)	—	(1,714)	—
BB Banco Popular do Brasil S.A.	—	—	(16)	—
BB Corretora de Seguros e Administradora de Bens S.A.	(812)	—	(825)	—
BB Leasing S.A.—Arrendamento Mercantil	(916)	—	(184)	—
BB Tur Viagens e Turismo Ltda.	(459)	—	(3,427)	—
Cobra Tecnologia S.A.	(8,008)	—	(948)	—
Foreign subsidiaries	(13,263)	—	(355)	—
Interbank deposits	(13,832,092)	129,523	5,421,599	—
Foreign subsidiaries	(13,832,092)	129,523	5,421,599	—
Money Market Borrowing	(783,186)	(24,455)	(756,534)	(10,495)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

	09.30.2007		09.30.2006	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Income (Expenses)
BB Administração de Ativos—DTVM S.A.	(367,255)	(12,381)	(336,439)	—
BB Administradora de Cartões de Crédito S.A.	(109,725)	(4,579)	(119,620)	(4,524)
BB Administradora de Consórcios S.A.	(31,357)	(1,040)	(26,797)	(1,034)
BB Banco de Investimento S.A.	(212)	(92)	(4,891)	—
BB Banco Popular do Brasil S.A.	(29,234)	(974)	(20,158)	—
BB Corretora de Seguros e Administradora de Bens S.A.	(164,881)	(4,099)	(159,485)	(4,937)
BB Leasing S.A.—Arrendamento Mercantil	—	(355)	(5,089)	—
BB Tur Viagens e Turismo Ltda.	—	(4)	—	—
Cobra Tecnologia S.A.	(980)	—	(948)	—
Foreign subsidiaries	(79,542)	(931)	(83,107)	—
Funds from acceptance of securities, housing bonds and mortgage notes and debentures	(34,000)	—	(35,860)	—
Foreign subsidiaries	(34,000)	—	(35,860)	—
Foreign borrowings	(3,910,226)	(393)	(1,013,090)	—
Foreign subsidiaries	(3,910,226)	(393)	(1,013,090)	—
Foreign onlending	(3,313,949)	(23.424)	(267,779)	—
Foreign subsidiaries	(3,313,949)	(23.424)	(267,779)	—
Derivative financial instruments	2,072	1,973	(2,013)	41
BB Administradora de Cartões de Crédito S.A.	(192)	331	(206)	41
BB Administradora de Consórcios S.A.	(295)	—	(389)	—
BB Banco de Investimento S.A.	1,319	682	—	—
BB Corretora de Seguros e Administradora de Bens S.A.	(1,318)	—	(1,558)	—
BB Leasing S.A.—Arrendamento Mercantil	4	20	616	—
Foreign subsidiaries	2,554	940	(476)	—
Other liabilities	(1,325,742)	—	(1,240,938)	—
BB Administração de Ativos—DTVM S.A.	(53)	—	(243,868)	—
BB Administradora de Cartões de Crédito S.A.	(48,559)	—	(48,036)	—
BB Banco Popular do Brasil S.A.	(1,563)	—	(1,766)	—
BB Leasing S.A.—Arrendamento Mercantil	(6)	—	(8)	—
BB Tur Viagens e Turismo Ltda.	(4,144)	—	(3,509)	—
Cobra Tecnologia S.A.	(8,362)	—	(19,529)	—
Dollar Diversified Payments Rights Finance Company	(1,126,501)	—	(562,991)	—
Foreign subsidiaries	(136,554)	—	(361,231)	—
Other operating income	—	13,617	—	3,362
Ativos S.A.	—	149	—	798
BB Administração de Ativos—DTVM S.A.	—	4,431	—	—
BB Administradora de Consórcios S.A.	—	303	—	251
BB Banco de Investimento S.A.	—	8,188	—	—
BB Corretora de Seguros e Administradora de Bens S.A.	—	212	—	1,904
BB Tur Viagens e Turismo Ltda.	—	308	—	21
Cobra Tecnologia S.A.	—	26	—	388
Other operating expenses	—	(32,761)	—	(33,979)
BB Administradora de Consórcios S.A.	—	(26)	—	(43)
BB Banco Popular do Brasil S.A.	—	(4,991)	—	—
BB Tur Viagens e Turismo Ltda.	—	—	—	(573)
Cobra Tecnologia S.A.	—	(27,744)	—	(33,363)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

- "Other receivables" include: accounts receivable from related parties, dividends and interest on own capital receivable.

Transactions carried out between the companies included in the consolidation are eliminated on consolidation (Note 2.b).

- Transactions with related parties were performed at rates practiced by the market, in force on the dates of the operations.
- During the quarter costs were recovered in the amount of R$ 124,679 (R$ 126,425 at September 30, 2006), basically relating to services rendered by Banco do Brasil S.A. to the companies from the group, charged according to contracts maintained between the parties, for the use of physical structure and of staff for the bank card, leasing, capitalization, purchasing pool, insurance and brokerage operations.
- For comparative purposes, the September 30, 2007 information was adjusted.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

NOTE 21. Operational Limits—Basel Accord

At September 30, 2007, the Referential Stockholders' Equity exceeded the minimum required by the Brazilian Central Bank by R$ 9,771,117 and the coefficient of capital adequacy was 15.74% (17.74% as of September 30, 2006), while the minimum required is 11%.

The risk-weighted assets are as follows:

	BB-Consolidated	
	09.30.2007	09.30.2006
Cash and cash equivalents	3,852,528	3,642,358
Credits and securities issued or guaranteed by the Brazilian Government	109,758,750	80,696,446
Central Bank deposits	29,198,698	24,494,039
Receivables from related companies	23,169	12,634
Specific credits—rescheduling of rural credits	737,942	663,055
Foreign exchange portfolio	1,638,943	517,832
Other	4,025,084	2,139,963
Total subject to zero-risk	149,235,114	112,166,327
Foreign currency funds	507,580	139.257
Clearing services for checks and other papers	2,116,446	1,949,968
Foreign exchange portfolio	976,122	1,592,516
Deposits with other banks	—	772,696
Investments in gold	5,635	4,882
Total subject to 20% risk	3,605,783	4,459,319
Weighted amount	721,157	891,863
Funds applied in interbank deposits	8,455,954	16,664,987
Foreign exchange portfolio	8,696,229	8,093,439
Foreign securities	64,380	49,829
Other	20,865	(174,008)
Total subject to 50% risk	17,237,428	24,634,247
Weighted amount	8,618,714	12,317,124
Loan operations	129,343,725	99,334,160
Property and equipment	2,656,908	2,825,360
Leased assets	1,384,802	1,110,300
Investments	1,265,928	987,521
Securities	3,669,484	4,822,360
Foreign exchange portfolio	226,362	229,465
Memorandum accounts	(7,828,668)	(9,169,909)
Other	17,296,996	20,822,443
Total subject to 100% risk	148,015,537	120,961,700
Weighted amount	148,015,537	120,961,700
Deferred tax credits—income tax and social contribution on net income	12,681,717	9,291,326
Total subject to 300% risk	12,681,717	9,291,326
Weighted amount	38,045,151	27,873,978
Total assets subject to risk weighting	330,775,579	271,512,919
Total weighted amount	195,400,559	162,044,664

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

The calculations of the Required Stockholders' Equity and the adequacy coefficient are as follows:

	BB-Consolidated	
	09.30.2007	09.30.2006
A) Assets subject to risk weighting	330,775,579	271,512,919
B) AWR (Assets Weighted by Risk)	195,400,559	162,044,664
C) SWAP credit risk	1,784,418	1,400,653
D) Requirement of stockholders' equity on AWR (11% of "B")	21,494,061	17,824,913
E) Requirement of stockholders' equity on SWAP (20% of "C")	356,884	280,131
F) Requirement of stockholders' equity on interest rate exposure	847,448	448,578
G) Required stockholders' equity (RSE): "D" + "E" + "F"	22,698,393	18,553,622
H) Referential equity amount (RE)	32,469,510	29,919,394
Tier I	21,732,484	20,154,500
Capital	12,710,693	11,912,895
Capital reserves	38	355,638
Revenue reserves	8,932,907	6,787,498
Adjustment to market value—securities and derivative financial instruments	383,815	209,697
Retained earnings (accumulated losses)	862	777
Income Accounts Creditors	20,011,870	15,486,788
Income Accounts Debtors	(18,981,205)	(14,579,350)
Deferred Assets (Resolution CMN nº 3.444/2007)	(113,489)	—
Mark-to-Market (CMN Resolution 3.444/2007)	(14,080)	—
Tax credits excluded from Level I of RE	(1,198,927)	(19,443)
Tier II	10,737,026	9,764,894
Mark-to-Market (CMN Resolution 3.444/2007)	14,080	—
Inst of Cap. Issued by IF with FPR of 100%	(10,750)	—
Subordinated Debt Qualifying as Capital	9,812,791	8,660,242
—Funds obtained from the FCO	9,284,297	8,035,342
—Funds obtained abroad	528,494	624,900
Hybrid Capital and Debt Instruments	914,591	1,081,429
Revaluation reserves	6,314	23,223
I) Ratio between Referential equity amount to required stockholders' equity:("H"/"G")	1.43	1.61
J) Surplus/(insufficiency) of stockholders' equity: RE—RSE (H-G)	9,771,117	11,365,772
L) Margin/(surplus) of leverage: ("J" x 100)/11	88,828,336	103,325,202
M) Basel Ratio: {RE x 100/(RSE/0.11)}	15.74	17.74

Referring to note 17.d.5, in the case of success in the lawsuit for full offsetting of accumulated fiscal loss of Income Tax and of negative bases of Social Contribution, there would be a positive effect on the BIS Ratio of 2.24% (from 15.74 % to 17.98%),

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

NOTE 22. Balance Sheet by Currency and Foreign Exchange Exposure

The purpose of this balance sheet is to show the assets and liabilities in foreign currency in Brazil and abroad.

BB-Consolidated

	09.30.2007				09.30.2006	
			Foreign currency		Foreign currency	
	Balance	Local currency	Brazil	Brazil	Brazil	Exterior
ASSET	342,398,096	303,376,745	14,249,379	24,771,972	12,291,875	31,572,619
Current Assets and Long-Term Receivables	336,486,010	297,595,727	14,216,970	24,673,313	12,270,610	31,440,347
Cash and cash equivalents	4,365,753	3,780,436	170,071	415,246	228,501	790,854
Short-term interbank investments	51,419,078	42,409,027	2	9,010,049	—	17,530,474
Securities and derivative financial instruments	74,125,650	71,278,721	164,382	2,682,547	306,592	2,727,590
Interbank accounts	31,502,916	31,502,916	—	—	—	1,188
Interdepartmental accounts	73,306	73,306	—	—	—	—
Loan and lease operations	129,512,612	112,799,825	4,300,245	12,412,542	2,735,255	10,225,025
Other receivables and assets	45,486,695	35,751,496	9,582,270	152,929	9,000,262	165,216
Permanent Assets	5,912,086	5,781,018	32,409	98,659	21,265	132,272
Investments	1,276,046	1,229,348	32,409	14,289	21,265	23,909
Property and equipment	2,656,908	2,576,945	—	79,963	—	102,743
Leased assets	1,429,510	1,429,510	—	—	—	—
Deferred charges	549,622	545,215	—	4,407	—	5,620
LIABILITIES	342,398,096	305,746,239	13,478,214	23,173,643	17,032,221	25,127,724
Current and Long-Term Liabilities	319,226,173	282,578,957	13,478,214	23,169,002	17,032,221	25,121,775
Deposits	172,179,753	158,180,756	1,972,774	12,026,223	1,641,925	12,632,959
Demand deposits	38,711,780	35,805,410	1,971,635	934,735	1,641,155	903,765
Savings deposits	43,830,975	43,830,975	—	—	—	—
Interbank deposits	5,602,986	1,089,671	—	4,513,315	—	4,583,548
Time deposits	84,034,012	77,454,700	1,139	6,578,173	770	7,145,646
Deposits received under security repurchase agreements	74,845,448	70,260,037	—	4,585,411	—	2,994,203
Funds from acceptance and issue of securities	1,616,493	—	—	1,616,493	—	2,467,429
Interbank accounts	1,929,095	1,929,095	—	—	—	21,298
Interdepartmental accounts	1,497,225	135,183	1,362,042	—	1,239,659	—
Borrowing and onlendings	19,509,009	16,527,924	555,523	2,425,562	632,287	3,700,465
Derivative financial instruments	2,474,681	1,995,501	388,906	90,274	260,451	59,390
Other liabilities	45,174,469	33,550,461	9,198,969	2,425,039	13,257,899	3,246,031
DEFERRED INCOME	106,629	101,988	—	4,641	—	5,949
STOCKHOLDERS' EQUITY	23,065,294	23,065,294	—	—	—	—

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

Banco do Brasil adopts a policy of not generating foreign currency exposures that require coverage, and it remains within the exposure limit of 5% of the Reference Shareholders' Equity, as defined in CMN Resolution 2891/09.26.2001. The foreign exchange exposure at September 30, 2007 was R$ 1,179,935 (R$ 946,118 at September 30, 2006).

The Central Bank of Brazil made it optional to use the methodology that considers exposures in Euro, Dollar, Swiss Franc, Yen, Pound Sterling and Gold as a single currency, incorporating the diversification effect in the calculation of foreign exchange exposure. In order to improve its foreign exchange risk management procedures, Banco do Brasil adopted this methodology.

NOTE 23. Retirement and Pension and Health Plans—Post-Employment Benefits

23.a) Caixa de Previdência dos Funcionários do Banco do Brasil—Previ

Banco do Brasil is the sponsor of Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) which provides participants and their dependents with benefits which are complementary or similar to those of the Basic Government Retirement Plan. The plans offered through PREVI are of defined contribution. The plans offered through PREVI are of defined benefit (Plan 1), the latter having adopted the capitalization method for actuarial calculations. On September 30, 2007, Previ had 138,266 participants, with 36,831 active participants of Benefit Plan 1, 37,996 active participants of Previ Futuro Plan and 63,439 retirees (135,817 participants, as follows: 44,777 active participants of Benefit Plan 1, 34,120 active participants of Previ Futuro Plan and 56,920 retirees on 09.30.2006).

23.a.1) The funding of the vested and unvested benefits is summarized as follows:

a) Participants employed before April 14, 1967, who were not retired and who were not eligible on that date to apply for retirement, contemplated in the contract signed on 12.24.1997 between the Bank and Previ (Plan 1): the sponsor assumes the commitment for the payment of pensions for this group; mathematical reserves ensuring benefits corresponding to such group are fully paid-up at Previ. The retirement benefit of this group is characterized as a defined contribution.

b) Participants employed between April 15, 1967 and December 23, 1997 (Plan 1): from April/2006 to December/2006 Plan contribution rates were reduced by 40%, as a consequence of the use of part of the surplus determined in the balance sheet of Previ. The contributions of participants, beneficiaries (retirees and pensioners) and of the sponsor (Banco do Brasil) were suspended as of January/2007, in view of the accumulated surplus. This measure will be evaluated every twelve months, with its maintenance bound to the existence of the Special Reserve of Benefit Plan 1, resulting from a surplus of the Plan,

c) Participants employed as from December 24, 1997 (Plano Previ Futuro): active participants contribute with an amount between 7% and 17% of their contribution salary in Previ. Participation percentages vary according to the length of service in the company and the level of the participation salary. There is no contribution for retired participants. The sponsor contributes amounts equal to the contributions of the participants, limited to 14% of the total contribution payroll of these participants. The retirement benefit of this group is characterized as a defined contribution,

23.a.2) Effects of Benefit Plan 1, based on actuarial valuations as of December 31, 2005 and 2006 carried out by an independent actuary, and of the Plano Previ Futuro as required by CVM Resolution 371 of December 13, 2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	09.30.2007 Plan 1	09.30.2006 Plan 1
1) Present value of actuarial liabilities with coverage	65,870,816	58,033,630
2) Present value of actuarial liabilities not covered	—	—
3) Present value of actuarial liabilities (1 + 2)	65,870,816	58,033,630
4) Fair value of the plan assets	(103,352,512)	(81,439,183)
5) Present value of liabilities in excess of (less than) the fair value of the assets (3 + 4)	(37,481,696)	(23,405,553)
6) Actuarial (gains) or losses not recognized	(35,117,539)	(20,661,362)
7) Net actuarial liability/(asset) to be recorded (5 - 6)	(2,364,157)	(2,744,191)

The Previ Futuro Plan, being a defined contribution plan, is not required to record actuarial assets or liabilities.

b) Amounts paid to Previ:

Specification	09.30.2007			09.30.2006		
	Plan 1	Previ Futuro Plan	Total	Plan 1	Previ Futuro Plan	Total
Sponsor contributions	1345	20,206	21,551	82,614	16,578	99,192

c) Impacts on Income for the quarter:

Specification	09.30.2007			09.30.2006		
	Plan 1	Previ Futuro Plan	Total	Plan 1	Previ Futuro Plan	Total
1) Cost of current service (with interest)	—	(39,423)	(39,423)	(67,603)	(32,347)	(99,950)
2) Interest on actuarial liabilities	—	—	—	(1,400,921)	—	(1,400,921)
3) Expected earnings on the plan assets	—	—	—	1,995,561	—	1,995,561
4) Deferment of the net earnings from assets and liabilities (2 + 3)	—	—	—	594,640	—	594,640
5) Total gross (expense)/income (1 - 2 - 3 + 4)	—	(39,423)	(39,423)	(67,603)	(32,347)	(99,950)
6) Expected contributions from participants	—	20,227	20,227	49,306	16,598	65,904
7) Previ Liabilities/Assets (expense)/income	(97,189)	—	(97,189)	1,137	—	1,137
8) Employer's Contribution exceeding cost of Benefit Plan no. 1	—	—	—	(60,186)	—	(60,186)
9) Subtotal net (expense)/income (5 + 6 + 7 + 8)	(97,189)	(19,196)	(116,385)	(77,346)	(15,749)	(93,095)
10) Previ management fee (5% of the employers' union dues)	—	(1,010)	(1,010)	(4,131)	(829)	(4,960)
11) Effect of the net (expense)/income (9 + 10)	(97,189)	(20,206)	(117,395)	(81,477)	(16,578)	(98,055)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

23.a.3) The principal economic assumptions adopted for the actuarial calculations were the following:

Specification	09.30.2007	09.30.2006
- Real interest rate used for discounting actuarial liabilities to present value	6.3% p.a.	6.3% p.a.
- Real expected yield on plan assets	6.3% p.a.	6.3% p.a.
- Estimated salary increases:		
- Benefit Plan 1	0.9520% p.a.	1.3154% p.a.
- Plano Previ Futuro	3.6053% p.a.	3.3914% p.a.

Previ has been gradually changing the adopted mortality table from GAM-71 (altered) to GAM-83. A new mortality table, AT-83 plena, was deployed in July/2007 without causing any effects on the Bank's net income, in view of the superavit of Previ.

23.b) Benefits of sole responsibility of the Bank

Banco do Brasil is also responsible for assistance and pension benefits for employees employed before April 14, 1967, not covered by the PREVI Benefits Plan, with characteristics of a defined benefit plan, and the regime adopted for the actuarial calculations is that of capitalization, comprising 8,232 retired employees and surviving spouses at September 30, 2007 (8,493 retired employees and surviving spouses at September 30, 2006).

The main benefits are: (a) retirement pensions to founder participants and pension payments to survivors of participants deceased prior to April 14, 1967; (b) payment of retirement supplements to the other participants employed by Banco do Brasil who retired up to April 14, 1967 or who, on that date, would have the right through length of service to retire and who had at least 20 years of effective service with the Bank; and (c) increase in retirement benefits and pension payments in excess of those provided by the PREVI Benefit Plans, as a result of judicial and administrative decisions due to the restructuring of job and salary plans and incentives created by the Bank.

23.b.1) The cost of these benefits is totally funded by Banco do Brasil.

23.b.2) Effects of Benefit Plan, based on actuarial valuations as of December 31, 2005 and 2006 carried out by an independent actuary, and of the Plano Previ Futuro as required by CVM Resolution 371 of December 13, 2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	09.30.2007	09.30.2006
1) Present value of actuarial liabilities with coverage	—	—
2) Present value of actuarial liabilities not covered (Plans without financial assets)	1,633,840	1,588,703
3) Present value of actuarial liabilities (1 + 2)	1,633,840	1,588,703
4) Fair value of the plan assets	—	—
5) Present value of liabilities in excess of the fair value of the assets (3 + 4)	1,633,840	1,588,703
6) Actuarial (gains) or losses not recognized	219,972	235,604
7) Net actuarial liability/(asset) to be recorded (5—6)	1,413,868	1,353,099

b) Amounts paid to Previ:

Specification	09.30.2007	09.30.2006
Total benefits paid to Previ	65,284	66,332

c) Impacts on Income for the quarter:

Specification	09.30.2007	09.30.2006
1) Cost of current service	—	—
2) Expected contributions from participants	—	—
3) Interest on actuarial liabilities	(41,572)	(36,431)
4) Actuarial (gains) or losses	(9,955)	(7,636)
5) Expected earnings on assets	—	—
6) Effect of the expense recorded (1 - 2 + 3 + 4 - 5)	(51,527)	(44,067)

23.b.3) The economic assumptions adopted for the actuarial calculations are the same as those adopted for the PREVI Plan 1 (item 23.a.3), except for the adoption of the new mortality table AT-83.

23.c) Cassi—Caixa de Assistência dos Funcionários do Banco do Brasil

The Bank is the sponsor of a Health Plan managed by CASSI—Caixa de Assistência dos Funcionários do Banco do Brasil. The main objective is to provide coverage for expenses with the promotion, protection, recovery and rehabilitation of a member's health and of his/her inscribed beneficiaries. At September 30, 2007 this plan had 166,331 participants, with 86,241 active and 80,090 retired participants and pensioners (158,767 participants, of which 85,939 were active and 72,828 retired participants and pensioners, at September 30 2006).

The Bank contributes monthly an amount equivalent to 150% of the total contributions from members (active and retired) and from pension beneficiaries of employees employed before December 23, 1997 and 100% of the total contributions from participants employed after that date. Monthly contributions from members and pension beneficiaries amount to 3% of the total payroll or the total retirement or pension plan benefits.

23.c.1) Effects of the CASSI Plan on the financial statements, based on actuarial appraisals as of December 31, 2005 and 2006 carried out by an independent actuary, as required by CVM Resolution 371/12.13.2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	09.30.2007	09.30.2006
1) Present value of actuarial liabilities with coverage		—
2) Present value of unsecured actuarial liabilities (Plans without financial assets)	3,562,867	3,232,214
3) Present value of actuarial liabilities (1 + 2)	3,562,867	3,232,214
4) Fair value of the plan assets		—
5) Present value of liabilities in excess of the fair value of the assets (3 + 4)	3,562,867	3,232,214
6) Actuarial (gains) or losses not recognized	1,045,076	1,258,908
7) Net actuarial liability (asset) to be recorded (5 - 6)	2,517,791	1,973,306

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

b) Amounts paid to Cassi:

Specification	09.30.2007	09.30.2006
Sponsor contributions	103,299	100,512

The amounts of R$ 103,299 thousand and R$ 100,512 thousand comprise Employer Contributions for Active employees and Pensioners, as follows: at September 30, 2007—Active employees R$ 35,169 thousand and Pensioners R$ 68,130 thousand, and at September 30, 2006—Active employees R$ 37,424 thousand and Pensioners R$ 63,088 thousand.

c) Impacts on Income for the quarter:

Specification	09.30.2007	09.30.2006
1) Cost of current service (with interest)	(10,167)	(9,271)
2) Expected contributions from participants	—	—
3) Interest on actuarial liabilities	(94,805)	(77,835)
4) Actuarial (gains) or losses	(19,356)	(17,132)
5) Expenses with current employees	(35,169)	(37,424)
6) Expected earnings on assets	—	—
7) Effect of the expense recorded (1-2 + 3-4 - 5-6)	(159,497)	(141,662)

23.c.2) The economic assumptions adopted for the actuarial calculations were the same as those applied to the Previ Plan (item 23.a.3).

Procedures are currently underway for the execution of an agreement between the Bank and Cassi, in order to address the rights and obligations based on the Buylaws of Cassi (BB's Employee Welfare Fund Members' Plan). The Bank recorded R$ 409,415 thousand in the 3rd quarter of 2007 for this purpose. The table below shows the breakdown of this amount.

d) Impacts on income for the quarter of the BB x Cassi negotiation amount:

Specification	9.30.2007
1) Increase of contribution employees installed as from December 23, 1997 (from 3.0% to 4.5%)	(12,000)
2) Contribution 13th month Salary—Active employees	(10,500)
3) Contribution 13th month Salary—Retired employees	(228,000)
4) Indirect Dependents—Active employees	(5,582)
5) Indirect Dependents—Retired employees	(77,000)
6) Extraordinary Contribution	(60,000)
7) Interest on actuarial charges + Amortization of actuarial losses + Cost current service	(16,333)
8) Effect of the expense recorded (1 + 2 + 3 + 4 + 5 + 6 + 7)	(409,415)

23.d) Policy for the recognition of actuarial gains and losses

In accordance with CVM Deliberation 371, the actuarial gains or losses to be recognized as income or expense in a defined benefit plan are the amount of unrecognized gains and losses that exceed, in each period, the higher of the following limits:

- 10% of the present value of the total actuarial liability of the defined benefit; and
- 10% of the fair value of plan assets.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

23.d.1) Benefits of Sole Responsibility of the Bank: Actuarial losses relating to these benefits are being recorded in the same year the actuarial calculation is made because the persons involved are all former employees, and thus there is no remaining length of service to amortize.

23.d.2) Cassi Actuarial Liability: the actuarial losses relating to this liability are recognized over the average remaining work period estimated for the employees participating in the plan (15.4 years as of 31.12.2006).

23.e) Summary of Assets/Liabilities of Previ and Cassi:

3rd Quarter 2007

Specification	Actuarial liability/ (asset) on 07.01.2007	(Expense) income recorded in the income statement considering actuarial adjustments	Transfer between unamortized reserves and advanced amortization	Amortization/ Use of the Actuarial Assets and Parity Fund Assets	Sponsor contributions made in the 3rd quarter	Actuarial liability/ (asset) on 09.30.2007
	A	B	C	D	E	F = (A –B + C + D + E)
Actuarial asset CVM No. 371	(2,460,002)	—	—	95,844	—	(2,364,158)
Actuarial asset/ liability in respect of the 1997 contract	—	—	—	—	—	—
—Advanced amortization (1997 Agreement)	(10,300,360)	285,341	(1,276,865)	—	—	(11,862,566)
—Unamortized reserves (1997 contract)	10,300,360	(285,341)	1,276,865	—	—	11,862,566
Parity Fund Asset	(2,312,969)	54,959	—	1,345	—	(2,366,583)
Actuarial liability in respect of the Informal Plan (sole responsibility of the Bank)	1,427,625	(51,527)	—	—	(65,284)	1,413,868
CASSI actuarial liability	2,134,679	(451,242)	—	—	(68,130)	2,517,791
CASSI agreement	—	(82,500)	—	—	—	82,500

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

3rd Quarter 2006

Specification	Net actuarial liability/ (asset) on 07.01.2006	(Expense) income recorded in the income statement considering actuarial adjustments	Transfer between unamortized reserves and advanced amortization	Amortization/ Use of the Actuarial Assets and Parity Fund Assets	Sponsor contributions made in the 3rd quarter	Net actuarial liability/ (asset) on 09.30.2006
	A	B	C	D	E	F = (A -B + C + D + E)
Actuarial asset CVM No. 371	(3,018,171)	—	—	273.980	—	(2,744,191)
Actuarial asset/liability in respect of the 1997 contract	47,260	48,281	—	(163,829)	164,850	—
—Advanced amortization (1997 Agreement)	(9,941,321)	169,710	365,934	(119,936)	23,917	(9,841,116)
—Unamortized reserves (1997 contract)	9,941,437	(168,573)	(365,934)	(43,893)	140,933	9,841,116
—Provision for actuarial losses	47,144	47,144	—	—	—	—
Parity Fund Asset	(2,106,393)	39,257	—	(87,811)	—	(2,233,461)
Actuarial liability in respect of the Informal Plan (sole responsibility of the Bank)	1,375,364	(44,067)	—	—	(66,332)	1,353,099
CASSI actuarial liability	1,932,156	(104,238)	—	—	(63,088)	1,973,306

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

NOTE 24. Compensation Paid to Employees and Management

The monthly compensation of employees and management of the Bank in Brazil is presented below (in Reais) in the format required by item 4, Section C of Ministry of Finance Statement of Justification 139, dated March 17,1988, as follows:

	3rd quarter/ 2007	3rd quarter/2006
Lowest salary		
Standard amount	908.10	827.40
Semiannual bonus	227.03	206.85
Fixed amount—Trade Union Agreement 2004	35.10	31.80
Total	1,170.23	1,066.05
Highest salary		
Standard amount	1,255.80	1,144.50
Amount per individual/supplement for length of service—I	650.44	395.51
Amount per individual—standard amount	1,958.30	1,213.06
Variable temporary supplement—commissioned position	11,071.58	11,054.14
Additional per function	4,035.60	2,753.40
Additional for temporary work updated	861.00	1,709.10
Semiannual bonus	2,190.28	1,803.89
Total	22,023.00	20,073.60
Average salary	3,588.83	3,231.64
Management		
President	28,700.40	26,160.00
Vice-President	25,859.10	23,570.10
Director	22,023.00	20,073.60

NOTE 25. Transfer of Employees to External Organizations

Federal government: transfers are regulated by article 93 of Law 8112/12.11.1990 (amended by Law 9257/12.11.97), by Decree 925/09.10.1993, and by PGFN/CJN Note 088/96 issued by the General Counsel of the Federal Treasury.

Labor unions: transfers occur in cases prescribed in the Collective Labor Agreement or by commitments assumed as a result of salary negotiations.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

Other organizations/entities: transfers occur as a result of agreements of strategic business interest of the Bank.

	3rd quarter/2007		3rd quarter/2006	
	Employees transferred	Cost for the period	Employees transferred	Cost for the period
With costs for the Bank				
Federal Government	18	720	13	628
Labor Unions	129	2,524	130	2,694
Other Organizations/Entities	3	263	3	244
Without cost to the Bank				
Federal, state and municipal governments	290	—	335	—
External organizations (Cassi, FBB e Previ)	671	—	651	—
Employee entities	31	—	34	—
Subsidiary and associated companies	328	—	304	—
Total	1,470	—	1,470	—

NOTE 26. Commitments, Responsibilities and Contingencies

26.a) Contingent liabilities

Banco do Brasil is a party to various lawsuits, which originate from the normal course of its business. For the formation of provision for legal claims, the bank adopts the criterion of classification of contingencies as remote, possible and probable, in conformity with CVM Resolution 489, of 10.03.2005. The possibility of occurrence of loss is evaluated based on a legal opinion that considers the progress of the suit, the jurisprudential status/development and other factors that imply alteration of the legal risk. Provision is made in the amount of the contingencies classified as probable; not including formation of provisions for contingencies classified as possible and remote.

We present below a brief description of the most relevant situations in which Banco do Brasil is involved, according to the legal nature.

Labor Lawsuits

The Bank is a party in labor lawsuits mainly filed by former employees or trade unions of the category. Allowance for probable losses R$ 2,402,458 (R$ 2,279,385 on 09.30.2006) recognized in the consolidated financial statements, represents various claimed requests, such as: severance pay, overtime, Supplement per Function and Representation, and others. Labor claims classified as possible amount to R$ 292,060 (R$ 272,869 on 09.30.2006).

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

Fiscal Lawsuits

The Bank is subject to challenges by the tax authorities in relation to taxes. These challenges could produce tax assessment notices with the subject matter of jurisdiction/accrual or the sum of taxable income or deductible expense. Most of the lawsuits originating from tax assessment notices refer to ISSQN, CPMF, CSLL, IRPJ and IOF, and as a guarantee for some of them, there are liens in cash or in properties. Issues of fiscal litigations considered probable amount to R$ 102,597 (R$ 79,417 on 9.30.2006) and possible to R$ 2,019,478 (R$ 236,911 on 9.30.2006). Representative fiscal claims:

- Tax foreclosure proposed on March 01, 2004 by the City Council of São Paulo, with a restated amount up to September 30, 2007 of R$ 69.4 million. The subject matter of the foreclosure is the collection of ISSQN on the clearing services of checks and other instruments and it is currently running at the Tax Foreclosure Office of São Paulo. According to the Bank's legal service, the odds of loss are possible.
- An administrative proceeding was filed on 02.02.2004 by the City Council of Rio de Janeiro, referring to the collection of ISS on the collection services executed by BB Administradora de Ativos e Distribuidora de Títulos e Valores Mobiliários. The amount under discussion restated up to September 30, 2007 was R$ 211 million. The Bank considers, with a basis on the opinion of its legal consultants, that the risk of loss involved in these proceedings is possible.
- Lawsuit on the limitation of offsetting of fiscal loss—See Note 17.d

Civil Lawsuits

The amount involved in these suits with probability of loss indicated as probable is R$ 1,133,721 (R$ 892,107 on 9.30.2006), while those considered a possible loss correspond to R$ 1,841,158 (R$ 1,430,576 on 9.30.2006).

As of 2007, the lawsuits that stand out are those classified as probable losses, aimed at the collection of difference between the inflation that occurred and the rate utilized for correction of financial investments during the period of the Economic Plans: Collor Plan: R$ 191,306, Bresser Plan: R$ 55,922 and Verão Plan: R$ 62,880.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2007

The movement in provision for legal claims was as follows:

	Domestic and Foreign branches		BB-Consolidated	
	3rd quarter 2007	3rd quarter 2006	3rd quarter 2007	3rd quarter 2006
Labor claims				
Opening balance	2,369,183	2,232,980	2,369,183	2,232,980
Provision (reversal)	286,645	46,405	286,645	46,405
Provision used	(253,370)	—	(253,370)	—
Closing balance	2,402,458	2,279,385	2,402,458	2,279,385
Tax claims				
Opening balance	77,151	30,885	117,900	75,538
Provision (reversal)	(3,925)	2,538	(3,398)	3,879
Provision used	(11,904)	—	(11,904)	—
Closing balance	61,321	33,423	102,597	79,417
Civil claims				
Opening balance	992,781	913,592	997,339	943,389
Provision (reversal)	148,484	48,245	148,831	48,614
Provision used	(12,449)	(99,896)	(12,449)	(99,896)
Closing balance	1,128,816	861,941	1,133,721	892,107

26.b) Contingent tax assets

The Bank has filed lawsuits for reimbursement of taxes paid in error that will only be recognized in the financial statements if the Bank obtains a favorable outcome, in conformity with item 25 of Deliberation CVM n.° 489, of 10.03.2005. We emphasize the most important lawsuits not yet recorded:

- Unconstitutionality of Income Tax on Net Income paid in 1989 and in the 1st six months of 1992, in the amount of R$ 12,022;
- Tax on Financial Transactions (IOF)—Law 8,033/1990 (Price-level restatement), in the amount of R$ 187,051;

26. c) Legal Obligations

The Bank has made a provision in the amount of R$9,120,571 relating to the proceeding regarding the full carryfoward of the accumulated tax loss of Income Tax and of the negative bases of Social Contribution Tax; the enforceability of which has been suspended by the respective judicial deposits made since the beginning of the suit (Note 18.d).

26. d) Other Commitments

The Bank is the sponsor of Fundação Banco do Brasil whose purpose is the promotion, support, advancement and sponsorship of educational, cultural, social, philanthropic, and recreational/sporting

activities, as well as the promotion of research activities of a technological and scientific nature, and rural and urban community assistance services. During the year, until 09.30.2007, the Bank contributed with R$ 63,441 to the Fundação Banco do Brasil.

Guarantees to third parties, for a fee and with counter-guarantees from the beneficiaries—guarantees, sureties and bonds—amounted to R$ 3,646,074 at 09.30.2007 (R$ 2,699,020 at 09.30.2006). A provision of R$ 21,667, recorded in Other Liabilities, is considered sufficient to cover any potential loss arising on these guarantees.

Available credit lines for loan and lease operations amount to R$34,326,205 at 09.30.2007 (R$ 25,802,431 at 09.30.2006).

The confirmed import and export letters of credit total R$ 713,397 at September 09.30.2007 (R$ 600,075 at 09.30, 2006).

The Bank is the operator of the Fund for Sectorial Investments (FISET), with net assets, at 09.30.2007, of R$ 2,236 (R$ 2,266 at 09.30.2006), and is the manager of the Public Service Employee Savings Program (PASEP), with net assets of R$ 1,473,318 at 09.30.2006 (R$ 1,416,275 at 09.30.2006). The Bank guarantees the latter a minimum remuneration equivalent to the Long-Term Interest Rate (TJLP).

Despite the reduced level of risk to which its assets are subject, the Bank contracts insurance coverage for its assets in amounts considered sufficient to cover any eventual losses.

NOTE 27. Financial Instruments

The market value of a financial instrument, according to Instruction CVM no. 235 dated of 03.23.1995, is the value for which the instrument could be exchanged in an ordinary operation in an active market among interested parties, and not corresponding to a compulsory transaction or derived from a liquidation proceeding.

Determination of the Market Value

The Bank has computerized systems that process the positions subject to determination of the market value. If there is an active market, the financial instrument will have its market value determined with a basis on the prices practiced. In the absence of an active market, which is the case of most financial assets and liabilities, the market value is estimated by the quotation of similar financial instruments, or by the net current value of future cash flows adjusted based on the interest rate effective in the market on the balance sheet date.

The internal models utilized for calculation of the future cash flows consist of the construction of a mathematical algorithm that permits a description of the flow for each financial intermediation product. Backtesting is carried out periodically to verify the adherence of these methodologies.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

Market and Liquidity Risk

Fluctuations in interest rates, price of security, price of good, exchange rate of the different currencies, indexes and settlement periods are considered in the determination of the market value of financial instruments. The methodology utilized also considers the liquidity potential of the instrument evaluated in comparison with the market liquidity.

Credit Risk

The improvement or deterioration of the credit risk of borrowers is considered in the market risk appraisal. For this purpose, the uncertainty regarding the receipt of amounts agreed on with the counterparts is estimated in the determination of the market value of financial instruments by the amount of provisions formed, pursuant to the criteria of Resolution 2,682, of 12.21.1999.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

The table below presents financial instruments recorded in equity accounts, compared to market value:

	BB-Consolidated							
	09.30.2007		09.30.2006		Unrealized gain/loss, net of tax effects			
					On Income		On Stockholders' Equity	
	Book value	Market Value	Book value	Market Value	09.30.2007	09.30.2006	09.30.2007	09.30.2006
ASSETS								
'Short-term interbank investments	51,419,078	51,406,299	29,492,008	28,777,101	(12,778)	(714,907)	(12,779)	(714,907)
Securities and derivative financial instruments	72,541,014	72,542.391	73,318,463	73,196,839	499,826	185,689	1,377	(121,623)
Adjustment of securities available for sale (Note 5.a)	—	—			498,449	307,312	—	—
Adjustment of securities held to maturity (Note 5.a)	—	—			1,377	(121,623)	1,377	(121,623)
Derivative financial instruments	1,584,635	1,584,635	447,784	447,784	—	—		—
Loan operations	129,486,515	129,846,297	99,473,688	99,229,735	359,782	(243,953)	359,782	(243,953)
LIABILITIES								
Interbank deposits	5,602,986	5,608,051	5,578,713	5,580,855	(5,065)	(2,142)	(5,065)	(2,142)
Time deposits	65,353,270	65,303,801	57,018,752	56,996,605	49,469	22,147	49,469	22,147
Obligations related to Committed Operations	74,845,448	74,328,064	44,309,155	42,946,184	517,384	1,362,971	517,384	1,362,971
Borrowing and onlendings	19,509,010	19,504,611	17,680,890	17,678,008	4,399	2,882	4,399	2,882
Derivative financial instruments	2,474,681	2,474,681	3,432,206	3,432,206	—	—	—	—
Other liabilities	45,174,468	44,855,937	45,241,623	44,674,039	318,531	567,584	318,531	567,584
Unrealized gain/loss, net of tax effects					1,731,547	1,180,271	1,233,098	872,959

Criteria utilized for market value determination of financial instruments are detailed below:

Financial Instrument Assets

Short-term interbank investments

The market value was obtained by future cash flows discount, adopting interest rates exercised by the market in similar operations in the balance sheet date.

Securities and derivative financial instruments

Accounted for by the market value, as provided for in BACEN Circular no. 3.068 of 11/08/2001, excluding from such criterion, held-to-maturity securities. The market value of securities, including those maintained until maturity, is obtained according to rates collected at the market.

Loan operations

Loans remunerated at pre-fixed rates have been estimated through discounted future cash flows, using for such purposes, interest rates used by the Bank for contracting similar operations at the balance sheet date. For loans remunerated at post-fixed rates, market value was considered book value due to the proximity of the amounts.

Financial Instrument Liabilities

Interbank deposits

The market value has been calculated through discount of the difference between future cash flows and rates currently applicable in the pre-fixed operations market. In case of post-fixed operations which maturities did not exceed 30 days, the book value was deemed to be approximately equivalent to the market value.

Time deposits

For the calculation of the market value, the same criteria as those for interbank deposits are used.

Deposits received under security repurchase agreements

For operations at pre-fixed rates, the market value was determined calculating the discount of the estimated cash flows adopting a discount rate equivalent to the rates applicable in contracting of similar operations in the last market day. For post-fixed operations, book values have been deemed approximately equivalent to market value.

Borrowing and onlendings

Said operations are exclusive to the Bank, without similarity in the market. In face of their specific characteristics, exclusive rates for each fund entered, inexistence of an active market and similar instrument, the market values of such operations approximates their to the book value.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

Other liabilities

Market values have been determined by means of the discounted cash flow, which takes into account interest rates offered in the market for obligations which maturities, risks and terms are similar.

Other financial instruments

Included or not in the balance sheet, and not highlighted in the above table, book values are approximately equivalent to their correspondent market value.

Derivatives

In accordance with BACEN Circular 3082, of January 30, 2002, derivatives are recorded at market value. The market value of the derivatives is estimated according to an internal pricing model, being observed the rates disclosed for term operations similar terms and indexers on the last day of trading in the period.

NOTE 28. Other Information

28.a) Distribution of Dividends and/or Interest on Own Capital

During a meeting held on 3.19.2007, the Board of Directors approved the setting, for the year 2007, of the payout rate equivalent to the minimum percentage of 40% of net income, fulfilling the policy for payment of dividends and/or interest on own capital on a quarterly basis, pursuant to art. 43 of the Bank's By-Laws.

28.b) Split of BB Shares

On April 25, 2007, a General Meeting of Shareholders of the Bank decided to split the shares (BBAS3) representing the capital stock of the company, in the proportion of 1:3, i.e. two new shares for each existing share. Said split was performed on the stock exchange on June 4, 2007. There was no split of the series C subscription bonuses (BBAS13). The valid proportion was altered in the case of potential exercising of this security for 3.131799 common shares for each subscription bonus.

28.c) Public Offering of Shares

On October 15, 2007 a request for registration of a Secondary Public Offer of Banco do Brasil's Common Stock for part of the stock held by Caixa de Previdência dos Funcionários do Banco do Brasil (Previ) and BNDES Participações S.A. (BNDESPAR) was filed with the Securities Commission (CVM).

According to procedures provided for in CVM Instruction 400, of December 29, 2003, as amended, the Offering will be conducted in an unorganized over-the-counter market, to be held in Brazil, under the joint coordination of BB Banco de Investimento S.A. ("Lead Coordinator"), Banco UBS Pactual S.A. and Deutsche Bank S.A. (together with the Lead Coordinator, "Coordinators");

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2007

28.d) Study of Merger of Besc

On April 19, 2007, after discussions held with the Treasury Department of the State Government of Santa Catarina, the National Treasury Secretariat informed a decision relating to the development of studies geared toward the merger of Banco do Estado de Santa Catarina S.A (BESC) and of Besc S.A—Crédito Imobiliário (BESCRI) by Banco do Brasil S.A.

On 10.5.2007, the Bank communicated the signing by the National Treasury Secretariat, State Government of Santa Catarina and Banco do Brasil S.A., of a Rider to the Contract of the Program for Incentive of Reduction of the State Public Sector in the Banking Activity—PROES, relating to Banco do Estado de Santa Catarina S.A.—Besc e Besc S.A. Crédito Imobiliário—Bescri. The measure forwards the removal of Besc and of Bescri from the National Privatization Program—PND and its effectiveness is contingent upon the issuance of a specific Resolution of the Federal Senate as well as a Presidential Decree, which will permit the start of the merger process of the Besc Group by Banco do Brasil S.A. The deadline established to finalize the merger process will be 12 months as of the date the last appraising company is contracted.

28.e) Studies for acquisition of BRB

On September 04, 2007, the Government of the Federal District expressed itself in favor of the start of studies relating to the acquisition of the controlling interest of Banco de Brasília S.A—BRB by Banco do Brasil S.A, in compliance with the applicable legal norms and other conditions inherent to transactions of this nature.

28.f) Studies for merger of BEP

On September 06, 2007, after discussions held with the Treasury Department of the State of Piauí, the National Treasury decided to develop studies geared toward the merger of Banco do Estado do Piauí (BEP) by Banco do Brasil S.A.

28.g) "C" Bonus rescheduling proposal

The Stockholders' Meeting of 10.23.2007 approved a proposal forwarded by the Board of Directors for bringing the exercise of "C" Bonuses forward, allowing the holders of these Bonuses, at their sole discretion, to exercise their right in the period between November 1 and 30, 2007, observing the conditions approved at the Extraordinary General Meeting of 6.17.1996. Said proposal, if approved by the Meeting, does not abolish the exercise right in the period originally foreseen, from 03.31.2011 to 06.30.2011, for the remaining "C" Bonuses.

SUPPLEMENTARY INFORMATION TO THE INTERIM FINANCIAL INFORMATION

CASH FLOW STATEMENT

	BB - Domestic and Foreign branches		BB-Consolidated	
	3rd quarter/ 2007	3rd quarter/ 2006	3rd quarter/ 2007	3rd quarter/ 2006
Net Income	1,364,037	907,438	1,364,037	907,438
Depreciation and amortization	183,319	176,722	183,642	177,056
Depreciation of leased assets	8,007	—	111,874	80,219
Equity in the earnings (loss) of subsidiary and associated companies	(218,356)	(273,442)	(50,162)	(162,956)
Excess depreciation	—	—	(13,096)	(19,837)
Changes in the currency exchange rate	(77,416)	(3,262)	(105,891)	10,733
(Profit)/ loss on the sale of assets	(21,782)	—	(21,952)	—
Provision/(reversal) for devaluation of other assets	4,202	—	4,203	—
(Profit)/loss on the disposal of property and equipment in use	(14,009)	—	(14,009)	—
Other adjustments	13,372	(40,004)	8,112	(28,267)
Short-term interbank investments	(3,805,892)	(2,415,389)	194,905	266,351
Securities and derivative financial instruments	(2,072,361)	(1,763,042)	(2,055,088)	(3,089,077)
Interbank and interdepartmental accounts	(376,229)	(618,109)	(374,269)	(620,787)
Loan operations	(4,014,384)	(4,204,055)	(3,984,793)	(4,581,170)
Lease operations	75	(10,236)	(3,845)	(17,902)
Other receivables	(2,067,522)	96,833	(2,729,537)	(395,415)
Other assets	(428,687)	(115,620)	(416,041)	(115,363)
Ohter liabilities	(884,728)	5,389,442	(970,778)	5,693,131
Changes in deferred income	6,672	(5,259)	6,672	(5,053)
Mark-to-Market adjustment—Securities and derivative Financial Instruments	(59,371)	110,457	(59,371)	110,457
Capital increase	—	769,221	—	61
Cash Provided/(Used In) Operations	(12,461,053)	(1,998,305)	(8,925,387)	(1,790,381)
Cash Flows from Financing Activities				
Deposits	8,736,766	5,580,324	7,634,734	4,962,630
Repurchase agreements	88,974	(7,548,794)	126,583	(7,186,991)
Funds from acceptance and issue securities	335,772	18,589	129,636	(135,235)
Borrowing and onlendings	3,165,094	1,234,266	910,404	1,318,700
Derivative financial instruments	422,645	2,274,946	422,551	2,276,599
Dividends and bonuses proposed	(212,243)	—	(212,243)	—
Interest Interest on own capital proposed	(333,372)	—	(333,372)	—
Total Admission of Funds	12,203,636	1,559,331	8,678,293	1,235,703
Cash Flows from Investing Activities				
Dividends received from subsidiary/associated companies	—	—	150,683	242,078
Interest on own capital receivable	—	—	2,455	4,447
Disposal of non-operating assets	26,198	9,219	39,300	9,224
Disposal of property and equipment in use	11,887	33,237	12,704	33,195
Disposal of leased assets		5,593	18,084	19,069
Disposal of investments	752,813	19,397	—	19,397
Adjustment to market value of affiliates	—	—	79	—
Applications in assets not for own use	(5,680)	(4,052)	(5,702)	(4,064)
Applications in fixed assets for use	(87,955)	(53,747)	(87,955)	(53,747)
Applications in fixed assets for leasing	(1,171)	—	(189,928)	(191,076)
Applications in investments	(759,264)	—	(12,293)	(1,304)
Applications in deferred charges	(38,622)	(31,210)	(38,615)	(31,211)
Total dos Recursos Captados/Aplicados	(101,794)	(21,563)	111,188	46,008
Net Cash Variation	(359,211)	(460,537)	(358,282)	(508,670)
At the beginning of the period	4,717,510	5,014,440	4,724,035	5,067,877
At the end of the period	4,358,299	4,553,903	4,365,753	4,559,207
Increase (decrease) in cash and cash equivalents	(359,211)	(460,537)	(358,282)	(508,670)

SUPPLEMENTARY INFORMATION TO THE INTERIM FINANCIAL INFORMATION

STATEMENT OF ADDED VALUE

	BB-Domestic and Foreign Branches				BB-Consolidated			
	3rd quarter/2007		3rd quarter/2006		3rd quarter/2007		3rd quarter/2006	
	Balance	%	Balance	%	Balance	%	Balance	%
Added value calculation								
Net income from financial intermediation	3,807,953		2,468,369		3,850,327		2,500,713	
Banking service fees	2,266,405		2,072,990		2,498,268		2,252,066	
Other Operating Income (Expenses)	(1,462,651)		(794,435)		(1,464,547)		(802,537)	
Non-operating income, net	34,492		21,888		42,677		22,531	
Added value	4,646,199		3,768,812		4,926,725		3,972,773	
Equity in the earnings (loss) of subsidiary and associated companies	218,356		273,442		50,162		162,956	
Gross added value	4,864,555		4,042,254		4,976,887		4,135,729	
Depreciation and amortization	(183,319)		(176,722)		(183,642)		(177,056)	
Added Value to be Distributed	4,681,236	100.00	3,865,532	100.00	4,793,245	100.00	3,958,673	100.00
Distribution of added value								
Employees	2,349,117	50.18	1,821,157	47.11	2,365,670	49.35	1,838,232	46.44
Salaries and fees	1,331,683		1,215,847		1,344,223		1,228,732	
Benefits, social charges and training	843,312		489,115		846,663		492,673	
Profit Sharing	174,122		116,195		174,784		116,827	
Governments	968,082	20.68	1,136,937	29.41	1,063,538	22.19	1,213,003	30.64
Domestic	952,897	20.36	1,128,831	29.20	1,047,787	21.86	1,204,519	30.43
Social security contributions (INSS) on salaries	256,097		221,253		258,062		223,308	
Tax expenses (except income tax and social contribution on net income)	488,034		442,459		511,689		461,752	
Income tax/social contribution on net income	208,766		465,119		278,036		519,459	
Abroad	15,185	0.32	8,106	0.21	15,751	0.33	8,484	0.21
Tax expenses (except income tax and social contribution on net income)	1,060		1,291		1,195		1,399	
Income tax/social contribution on net income	14,125		6,815		14,556		7,085	
Stockholders	1,364,037	29.14	907,438	23.48	1,364,037	28.46	907,438	22.92
Dividends / Interest on Own Capital of the Union	374,837		—		374,837		—	
Dividends / Interest on Own Capital of other stockholders	170,778		—		170,778		—	
Retained earnings	818,422		907,438		818,422		907,438	
Added value distributed	4,681,236	100.00	3,865,532	100.00	4,793,245	100.00	3,958,673	100.00

Banco do Brasil S.A.

Independent auditors' report on the special review of the interim financial information for the quarter ended on September 30, 2006

Interim financial information
Quarter ended September 30, 2006

CONTENTS

Independent auditors' special review report

To
The Board of Directors and Shareholders
Banco do Brasil S.A.
Brasília—DF

1. We have conducted a special review of the Interim Financial Information for Banco do Brasil S.A., individual (BB—domestic and foreign branches) and consolidated (BB—Consolidated), for the quarter and nine months ended September 30, 2006, comprising the balance sheet, the statement of income, the performance analysis of results and relevant information, prepared in compliance with accounting practices adopted in Brazil. The financial statements of certain foreign branches, in which the assets, shareholders' equity and the net income totaled R$ 5,169 million, R$ 485 million and R$ 8 million, respectively, as of September 30, 2006, were reviewed by other independent auditors. Additionally, the amounts which refer to supplementary post-employment benefits related to retirement plans, pensions and health insurance were recognized by the Bank based on actuarial calculations prepared by external actuaries, and the values of the assets of the Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) were also reviewed by other independent auditors (Note 23 to the Financial Statements). Our special review report, insofar as it relates to the balances of these foreign branches as well as the adequacy of these employee benefit assets and liabilities of the plan and the corresponding assets related to coverage of the reserves of PREVI, is based solely on the reports of other independent auditors and the aforementioned actuarial calculations.

2. Our review was performed in accordance with auditing standards established by IBRACON—(Brazilian Institute of Independent Auditors) and the Federal Council of Accountancy (CFC), which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Bank, regarding the principal criteria adopted in the preparation of the Interim Financial Information and (b) a review of the information and subsequent events which may have a material effect on the Bank's financial position and operations.

3. Based on our special review, the reports prepared by the other independent auditors and the actuarial calculations, as mentioned in the first paragraph, we are not aware of any material changes that should be made to the Interim Financial Information described above, for them to be in accordance with the regulations issued by the Brazilian Securities and Exchange Commission (CVM) specifically applicable to the preparation of the Interim Financial Information.

4. The statement of cash flows and added value of Banco do Brasil S.A. (Individual) and Banco do Brasil S.A. and its subsidiaries (Consolidated) as of September 30, 2006, which are not required under accounting practices adopted in Brazil, are being presented as supplementary financial information. This supplementary financial information was subject to the same review procedures as those described in the second paragraph and, we are not aware of any changes that should be made to this supplementary financial information in order for it to be presented fairly, in relation to the Interim Financial Information taken as a whole.

5. As described in Note 23(f), for the purpose of resolving the litigation between the parties, with the consent of Caixa de Previdência dos Funcionários do Banco do Brasil—Previ, an agreement was signed on May 2, 2006 with the Banking Establishments Workers' Union in Brasília, São Paulo and Rio de Janeiro, which established that the Fundo Paridade (Parity Fund) should be used to improve

the Benefit Plan and amortize the social security liability or reduce/offset future contributions from the Bank. The accounting effects of the aforementioned agreement, also mentioned in Note 23(f), were fully recognized in the quarter ended as of June 30, 2006.

6. As described in Note 18(a), as of September 30, 2006, the Bank has assets recorded in the amount of R$ 9,300 million related to income tax and social contribution tax credits, the realization and maintenance of which are contingent upon the future generation of taxable income and compliance with the regulations defined in Resolutions 3059/02 and 3355/06, issued by the Brazilian Monetary Council.

7. As mentioned in Note 17(d), the Bank has filed a claim to fully offset accumulated tax losses arising from income tax and negative social contribution tax bases. The Management of the Bank, based on the opinion of its legal counsel, understands that the abovementioned claim will be accepted by the Court and has made judicial deposits in amounts that exceed the annual limits established on the tax legislation. In the event of a decision that is* unfavorable to the Bank, the corresponding judicial deposits, which total R$5,426 as of September 30, 2006, will be written off as expense. The resulting tax credit that may be recorded is contingent upon an analysis of the prospects of its realization and its adherence to the rules defined by Resolutions 3059/02 and 3355/06 of the Brazilian Monetary Council. Studies by Management of the Bank indicate full compliance with the rules and regulations for recording the abovementioned tax credit.

8. The Interim Financial Information for the quarter and nine months ended September 30, 2005, presented for the purposes of comparison, was reviewed by other independent auditors, whose report, dated November 14, 2005, was issued with a scope limitation with respect to the fact that certain investments in foreign branches, whose financial statements presented assets, shareholders' equity and net income (loss) that totaled R$ 3,021 million, R$ 245 million and R$ 181 thousand, respectively, had not been reviewed by independent auditors and, therefore, at that time, it was not possible to perform alternative procedures that permitted them to reach a conclusion on the adequacy of the aforementioned balances. The aforementioned report was also issued including emphasis paragraphs highlighting the same subjects as discussed in paragraphs 6 and 7, and an emphasis paragraph on the existence of litigation related to the parity fund, which, as described in paragraph 5, has been solved based on the agreement which was signed between the parties.

November 9, 2006

KPMG Auditores Independentes
CRC SP014428/O-6-F-DF

Francesco Luigi Celso	José Claudio Costa
Accountant CRC 1SP175348/O-5-S-DF	Accountant CRC 1SP167720/O-1-S-DF

FINANCIAL STATEMENTS
In thousands of reais

BALANCE SHEET
Quarter ended at 09.30.2006

		BB-Domestic and Foreign Branches		BB-Consolidated	
		09.30.2006	06.30.2006	09.30.2006	06.30.2006
ASSETS					
CURRENT ASSETS		152,098,819	151,329,815	148,784,591	143,833,593
Available funds		4,553,903	5,014,440	4,559,207	5,067,877
Short-term interbank investments	(Note 4)	34,386,227	32,627,336	28,947,157	24,814,598
Money market		12,814,383	19,910,095	12,731,275	19,910,095
Interbank deposits		21,571,844	12,717,241	16,215,882	4,904,503
Securities and derivative financial instruments	(Note 5)	19,662,065	21,031,061	21,412,760	21,572,692
Own portfolio		10,982,457	12,592,264	12,730,641	13,133,485
Subject to repurchase agreements		5,746,215	5,109,762	5,749,146	5,110,763
Deposits with the Brazilian Central Bank		2,078,647	2,063,516	2,078,647	2,063,516
Pledged in guarantee		85,977	74,448	85,977	74,448
Securities subject to repurchase agreements (with free movement)		399,974	910,327	399,974	910,327
Derivative financial instruments		368,795	280,744	368,375	280,153
Interbank accounts		26,632,315	26,189,248	26,654,750	26,207,665
Payments and receipts pending settlement		1,949,880	2,260,994	1,949,968	2,261,078
Restricted deposits					
Brazilian Central Bank deposits		24,484,701	23,736,784	24,494,039	23,742,838
National Treasury—rural credits receivable		114,945	100,814	114,945	100,814
National Housing Financing System (SFH)		1,408	1,450	1,408	1,450
Interbank onlendings		46	46	46	46
Correspondent banks		81,335	89,160	94,344	101,439
Interdepartmental accounts		32,890	22,033	32,890	22,033
Thrid-party funds in transit		—	5	—	5
Internal transfers of funds		32,890	22,028	32,890	22,028
Loan operations	(Note 6)	50,458,436	49,187,955	50,629,154	49,375,711
Loan operations					
Public sector		1,050,396	769,365	1,055,182	773,612
Private sector		53,727,441	52,629,935	54,058,269	52,978,099
(Allowance for loan losses)		(4,319,401)	(4,211,345)	(4,484,297)	(4,376,000)
Lease operations	(Note 6)	9,807	3,555	12,905	(1,303)
Lease and sublease receivables					
Public sector		62,418	54,044	62,418	54,044
Private sector		3,292	3,618	408,139	364,111
(Unearned income from lease operations)		(55,629)	(53,831)	(437,293)	(402,427)
(Allowance for lease losses)		(274)	(276)	(20,359)	(17,031)

BALANCE SHEET
Quarter ended at 09.30.2006

		BB-Domestic and Foreign Branches		BB-Consolidated	
		09.30.2006	06.30.2006	09.30.2006	06.30.2006
Other receivables		15,592,297	16,581,956	15,749,597	16,086,539
Receivables on guarantees honored		110,850	114,568	110,850	114,568
Foreign exchange portfolio	(Note 8a)	10,433,252	10,454,190	10,433,252	10,454,190
'Income receivable		169,148	604,274	201,134	179,986
Negotiation and intermediation of securities		1,841	6,118	48,563	84,090
Specific credits	(Note 8b)	—	—	—	—
Special operations		575	575	575	575
Sundry	(Note 8c)	7,084,880	6,944,920	7,170,420	6,802,323
(Provision for other losses)	(Note 6e & 6f)	(2,208,249)	(1,542,689)	(2,215,197)	(1,549,193)
Other assets		770,879	672,231	786,171	687,781
Investments		3	3	3	3
Other assets	(Note 9)	295,131	300,661	314,498	319,998
(Provision for losses)		(165,124)	(169,952)	(171,372)	(176,166)
Prepaid expenses		640,869	541,519	643,042	543,946
LONG-TERM RECEIVABLES		130,209,775	122,572,266	127,288,249	124,355,782
Interbank investments	(Note 4)	5,457,201	4,800,703	544,851	4,943,761
Money market		83,107	—	83,107	—
Interbank deposits		5,374,094	4,800,703	461,744	4,943,761
Securities and derivative financial Instruments	(Note 5)	51,498,880	48,366,842	52,353,487	49,104,478
Own portfolio		23,296,113	19,356,821	24,048,635	20,000,372
Subject to repurchase agreements		25,910,228	26,107,673	26,012,313	26,201,758
Deposits with the Brazilian Central Bank		1,701,276	1,900,217	1,701,276	1,900,217
Pledged in guarantee		511,854	359,156	511,854	359,156
Securities subject to repurchase agreements (with free movement)		—	460,041	—	460,041
Derivative financial instruments		79,409	182,934	79,409	182,934
Loan operations	(Note 6)	47,696,086	44,762,513	48,844,534	45,516,807
Loan operations					
Public sector		2,872,805	2,396,875	2,895,838	2,419,268
Private sector		48,670,200	45,977,636	49,795,828	46,709,792
(Allowance for loan losses)		(3,846,919)	(3,611,998)	(3,847,132)	(3,612,253)
Lease operations	(Note 6)	7,398	3,415	18,644	14,950
Lease and sublease receivable					
Public sector		47,087	51,925	47,087	51,925
Private sector		2,515	3,475	475,669	438,802
(Unearned income from lease operations)		(41,997)	(51,720)	(495,682)	(467,385)
(Allowance for lease losses)		(207)	(265)	(8,430)	(8,392)

BALANCE SHEET
Quarter ended at 09.30.2006

		BB-Domestic and Foreign Branches		BB-Consolidated	
		09.30.2006	06.30.2006	09.30.2006	06.30.2006
Other receivables		25,531,620	24,638,793	25,508,143	24,775,786
Receivables on guarantees honored		36,451	35,891	36,451	35,891
Income receivable		39,362	31,818	39,362	31,818
Specific credits	(Note 8b)	663,055	644,369	663,055	644,369
Sundry	(Note 8c)	26,242,722	25,806,554	26,225,698	25,950,246
(Provision for other losses	(Notes 6e & 6f)	(1,449,970)	(1,879,839)	(1,456,423)	(1,886,538)
Outros Valores e Bens		18,590	—	18,590	0
Despesas antecipadas		18,590	—	18,590	—
PERMANENT ASSETS		6,696,182	7,304,673	5,542,163	5,646,207
Investments		3,201,561	3,681,748	997,639	1,087,117
Investments in subsidiary and associated companies	(Note 19)				
Domestic		2,370,391	2,121,259	949,746	1,039,521
Foreign		793,234	1,522,320	—	—
Other investments		91,712	91,719	128,001	127,907
(Provision for losses)		(53,776)	(53,550)	(80,108)	(80,311)
Property and equipment		2,824,473	2,931,039	2,825,360	2,931,979
Land and buildings in use		2,266,595	2,276,383	2,266,595	2,276,383
Other property and equipment in use		4,291,077	4,301,672	4,297,740	4,308,268
(Depreciações acumuladas)		(3,733,199)	(3,647,016)	(3,738,975)	(3,652,672)
Leased assets		97,149	102,751	1,139,453	1,031,026
Leased assets		129,806	127,721	1,412,987	1,271,909
(Accumulated depreciation)		(32,657)	(24,970)	(273,534)	(240,883)
Deferred charges		572,999	589,135	579,711	596,085
Organization and expansion costs		1,218,286	1,190,615	1,237,599	1,209,889
(Accumulated amortization)		(645,287)	(601,480)	(657,888)	(613,804)
Total		289,004,776	281,206,754	281,615,003	273,835,582

BALANCE SHEET
Quarter ended at 09.30.2006

		BB-Domestic and Foreign branches		BB-Consolidated	
		09.30.2006	06.30.2006	09.30.2006	06.30.2006
LIABILITIES/STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES		216,710,875	213,272,729	212,583,102	204,805,692
Deposits	(Note 10)	131,074,571	126,174,935	127,853,774	118,903,082
Demand deposits		32,401,799	31,289,927	32,447,996	31,363,177
Savings deposits		34,447,132	33,215,243	34,447,132	33,215,243
Interbank deposits		8,470,782	8,111,380	5,133,013	696,026
Time deposits		55,597,401	53,429,393	55,668,176	53,499,644
Sundry		157,457	128,992	157,457	128,992
Deposits received under security repurchase agreements		39,002,195	46,974,971	38,552,510	46,246,592
Own portfolio		27,683,241	27,554,984	27,579,976	26,844,605
Third-party portfolio		10,962,955	18,173,288	10,616,535	18,155,288
Within free movement portfolio		355,999	1,246,699	355,999	1,246,699
Funds from acceptance and issue of securities		446,631	397,395	973,762	938,928
Foreign securities		446,631	397,395	973,762	938,928
Interbank accounts		1,634,777	2,029,286	1,644,117	2,037,288
Receipts and payments pending settlement		1,633,602	2,028,475	1,642,942	2,036,477
Correspondent banks		1,175	811	1,175	811
Interdepartmental accounts		1,617,829	1,387,504	1,617,829	1,387,504
Third-party funds in transit		1,599,271	1,368,861	1,599,271	1,368,861
Internal transfers of funds		18,558	18,643	18,558	18,643
Borrowings	(Note 11)	3,081,950	2,809,985	2,102,581	1,734,498
Foreign borrowings		3,081,950	2,809,985	2,102,581	1,734,498
Local onlendings—official institutions	(Note 12)	9,087,935	8,386,092	9,092,518	8,390,552
National Treasury		3,035,061	3,067,029	3,035,061	3,067,029
National Bank for Economic and Social Development (BNDES)		2,412,570	2,357,604	2,412,570	2,357,604
National Industrial Financing Authority (FINAME)		2,999,297	2,781,789	3,003,728	2,786,101
Other institutions		641,007	179,670	641,159	179,818
Foreign onlendings		267,875	25,029	95	95
Foreign onlendings		267,875	25,029	95	95
Derivative financial instruments	(Note 5b)	1,313,097	1,035,637	1,313,290	1,034,177
Derivative financial instruments		1,313,097	1,035,637	1,313,290	1,034,177
Other liabilities		29,184,015	24,051,895	29,432,626	24,132,976
Collection and payment of taxes and social contributions		1,922,565	2,244,572	1,922,964	2,245,002
Foreign exchange portfolio	(Note 14a)	14,858,743	8,520,822	14,858,743	8,520,822
Social and statutory		637,174	2,091,587	639,067	2,092,849
Taxes and social security contributions		2,724,651	2,162,719	3,033,533	2,409,213
Negotiation and intermediation of securities		608,506	591,583	103,133	78,047

BALANCE SHEET
Quarter ended at 09.30.2006

		BB-Domestic and Foreign branches		BB-Consolidated	
		09.30.2006	06.30.2006	09.30.2006	06.30.2006
Financial and development funds	(Note 14b)	73,040	47,285	73,040	47,285
Subordinated debt	(Note 14e)	1,694	—	1,694	—
Hybrid capital and debt instruments		1,076,359	1,076,359	1,076,359	1,076,359
Special operations		—	—	—	—
Sundry		7,281,283	7,316,968	7,724,093	7,663,399
LONG-TERM LIABILITIES		51,974,264	48,627,822	48,712,264	49,723,687
Deposits	(Note 10)	17,006,278	16,325,591	17,048,343	21,036,405
Interbank deposits		403,635	448,561	445,700	5,159,375
Time deposits		16,602,643	15,877,030	16,602,643	15,877,030
Deposits received under security repurchase agreements		5,673,537	5,249,555	5,756,645	5,249,555
Own portfolio		3,374,802	2,714,413	3,457,910	2,714,413
Third-party portfolio		2,254,735	2,411,842	2,254,735	2,411,842
Within free movement portfolio		44,000	123,300	44,000	123,300
Funds from acceptance and issue of securities		169,353	200,000	1,493,668	1,663,736
Foreign securities		169,353	200,000	1,493,668	1,663,736
Borrowings	(Note 11)	4,516,014	4,918,389	2,229,694	2,195,844
Foreign borrowings		4,516,014	4,918,389	2,229,694	2,195,844
Local onlendings—official Institutions	(Note 12)	4,250,756	4,036,669	4,255,620	4,040,819
National Treasury		—	—	—	—
National Bank for Economic and Social Development (BNDES)		1,895,591	1,852,404	1,895,591	1,852,404
Other institutions		2,355,165	2,184,265	2,360,029	2,188,415
Other institutions		—	—	—	—
Foreign onlendings		1,442,788	1,236,888	381	382
Foreign onlendings		1,442,788	1,236,888	381	382
Derivative financial instruments	(Note 5b)	2,118,916	121,430	2,118,916	121,430
Derivative financial instruments		2,118,916	121,430	2,118,916	121,430
Other liabilities		16,796,622	16,539,300	15,808,997	15,415,516
Taxes and social security contributions		—	—	73,639	69,662
Negotiation and intermediation of securities		1,324,315	1,463,694	2,742	2,700
Financial and development funds (Note 14b)		1,747,543	1,934,223	1,747,543	1,934,223
Special operations		2,372	2,376	2,372	2,376
Subordinated debt (Note 14e)		8,683,068	8,408,921	8,683,068	8,408,921
Hybrid capital and debt instruments		1,103,499	21,635	1,103,499	21,635
Sundry (Note 14d)		3,935,825	4,708,451	4,196,134	4,975,999
DEFERRED INCOME		122,470	127,729	122,470	127,729
Deferred income		122,470	127,729	122,470	127,729

BALANCE SHEET

Quarter ended at 09.30.2006

		BB-Domestic and Foreign branches		BB-Consolidated	
		09.30.2006	06.30.2006	09.30.2006	06.30.2006
STOCKHOLDERS' EQUITY	(Note 16)	20,197,167	19,178,474	20,197,167	19,178,474
Capital		11,912,895	11,912,834	11,912,895	11,912,834
Local residents		11,867,048	11,866,987	11,867,048	11,866,987
Foreign residents		45,847	45,847	45,847	45,847
Capital reserves		355,638	355,638	355,638	355,638
Revaluation reserves		23,224	23,264	23,224	23,264
Revenue reserves		6,787,498	6,787,498	6,787,498	6,787,498
Adjustments to market value—securities and derivative financial instruments	(Note 16j)	209,697	99,240	209,697	99,240
Retained earnings (accumulated losses)		908,215	0	908,215	0
Treasury stock		—	—	—	—
Total		289,004,776	281,206,754	281,615,003	273,835,582

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

In thousands of reais

STATEMENT OF INCOME

Quarter ended at 09.30.2006

		BB-Domestic and Foreign Branches		BB-Consolidated	
		3rd Quarter/ 2006	3rd Quarter/ 2005	3rd Quarter/ 2006	3rd Quarter/ 2005
INCOME FROM FINANCIAL INTERMEDIATION		9,005,578	8,896,661	9,112,878	9,059,311
Loans		5,297,054	4,817,588	5,361,153	4,918,469
Leases		13,308	6,925	141,193	101,341
Securities		3,488,645	3,101,240	3,404,856	3,076,272
Derivative financial instruments		(197,942)	(69,882)	(198,837)	(84,799)
Foreign exchange, net		—	589,769	—	597,007
Compulsory deposits		404,513	451,021	404,513	451,021
EXPENSES FROM FINANCIAL INTERMEDIATION		(6,537,209)	(5,458,321)	(6,612,165)	(5,525,584)
Deposits and funds obtained in the money market		(4,427,219)	(3,890,781)	(4,402,246)	(3,881,030)
Borrowings and onlendings		(425,513)	(412,143)	(421,286)	(412,225)
Leases		(7,741)	(3,134)	(94,428)	(66,110)
Foreign exchange, net		(64,460)	—	(64,304)	—
Allowance for loan losses	(Note 6e & 6f)	(1,612,276)	(1,152,263)	(1,629,901)	(1,166,219)
NET FINANCIAL INTERMEDIATION INCOME		2,468,369	3,438,340	2,500,713	3,533,727
OTHER OPERATING INCOME (EXPENSES)		(994,690)	(1,024,097)	(972,435)	(1,063,883)
Banking service fees	(Note 15a)	2,072,990	1,799,263	2,252,066	1,952,148
Personnel expenses	(Note 15b)	(1,926,215)	(1,917,889)	(1,944,713)	(1,936,650)
Other administrative expenses	(Note 15c)	(1,480,875)	(1,376,695)	(1,498,073)	(1,401,174)
Taxes		(443,750)	(434,823)	(463,151)	(454,583)
Equity in the earnings (loss) of subsidiary and associated companies	(Note 19)	273,442	104,635	162,956	(49,332)
Other operating income	(Note 15d)	1,169,163	2,287,070	1,161,732	2,282,254
Other operating expenses	(Note 15e)	(659,445)	(1,485,658)	(643,252)	(1,456,546)

STATEMENT OF INCOME
Quarter ended at 09.30.2006

		BB-Domestic and Foreign Branches		BB-Consolidated	
		3rd Quarter/ 2006	3rd Quarter/ 2005	3rd Quarter/ 2006	3rd Quarter/ 2005
NET OPERATING INCOME		1,473,679	2,414,243	1,528,278	2,469,844
NON-OPERATING INCOME	(Nota 15f)	21,888	62,009	22,531	63,519
Income		37,131	87,894	37,919	90,335
Expenses		(15,243)	(25,885)	(15,388)	(26,816)
PROFIT BEFORE TAXATION AND PROFIT SHARING		1,495,567	2,476,252	1,550,809	2,533,363
INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME	(Note 17)	(471,934)	(922,001)	(526,544)	(979,112)
Income tax		(558,774)	(778,414)	(603,890)	(822,861)
Social contribution on net income		(202,045)	(282,890)	(217,143)	(297,788)
Deferred tax credits		288,885	139,303	294,489	141,537
PROFIT SHARING		(116,195)	(116,298)	(116,827)	(116,298)
NET INCOME		907,438	1,437,953	907,438	1,437,953
Number of shares		825,316,423	810,617,415	825,316,423	810,617,415
Treasury stock		—	(11,257,678)	—	(11,257,678)
Total shares used in calculation of net income per share		825,316,423	799,359,737	825,316,423	799,359,737
Net income per share		1.10	1.80	1.10	1.80

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

In thousands of reais

STATEMENT OF INCOME

Nine months ended at September 30, 2006

	BB-Domestic and Foreign Branches		BB-Consolidated	
	09.30.2006	09.30.2005	09.30.2006	09.30.2005
INCOME FROM FINANCIAL INTERMEDIATION	27,304,461	24,752,381	27,621,574	25,109,258
Loans	15,629,272	13,971,444	15,797,355	14,145,925
Leases	36,453	19,158	381,997	276,479
Securities	10,387,634	9,132,392	10,191,864	9,076,340
Derivative financial instruments	(516,496)	(122,102)	(518,867)	(170,913)
Foreign exchange, net	544,571	491,114	546,198	521,052
Compulsory deposits	1,223,027	1,260,375	1,223,027	1,260,375
EXPENSES FROM FINANCIAL INTERMEDIATION	(19,924,079)	(16,075,921)	(20,128,793)	16,228,663
Deposits and funds obtained in the money market	(12,788,698)	(11,319,896)	(12,728,878)	11,282,797
Borrowings and onlendings	(1,460,564)	(1,113,543)	(1,456,750)	(1,114,278)
Leases	(22,870)	(9,041)	(257,175)	(181,456)
Foreign exchange, net	—	—	—	—
Allowance for loan losses	(5,651,947)	(3,633,441)	(5,685,990)	(3,650,132)
GROSS FINANCIAL INTERMEDIATION INCOME	7,380,382	8,676,460	7,492,781	8,880,595
OTHER OPERATING INCOME/EXPENSES	(2,936,273)	(3,109,312)	(2,896,021)	(3,169,059)
Banking service fees	6,076,485	5,193,590	6,601,037	5,645,523
Personnel expenses	(5,763,861)	(5,402,071)	(5,821,188)	(5,458,632)
Other administrative expenses	(4,256,401)	(4,103,170)	(4,310,210)	(4,170,512)
Tax Expenses	(1,296,960)	(1,209,593)	(1,353,999)	(1,289,085)
Equity in the (earnings)/loss of subsidiary and associated companies	544,527	12,522	185,639	(366,110)
Other operating income	4,335,572	7,018,821	4,339,213	7,012,179
Other operating expenses	(2,575,635)	(4,619,411)	(2,536,513)	(4,542,422)
OPERATING INCOME	4,444,109	5,567,148	4,596,760	5,711,536
NON-OPERATING INCOME	70,779	179,526	73,479	182,164
Income	110,976	248,351	142,203	254,572
Expenses	(40,197)	(68,825)	(68,724)	(72,408)
PROFIT BEFORE TAXATION AND PROFIT SHARING	4,514,888	5,746,674	4,670,239	5,893,700

STATEMENT OF INCOME

Nine months ended at September 30, 2006

	BB-Domestic and Foreign Branches		BB-Consolidated	
	09.30.2006	09.30.2005	09.30.2006	09.30.2005
INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME	892,048	(1,960,507)	738,688	(2,106,480)
Income tax	(1,658,281)	(1,532,122)	(1,792,639)	(1,652,792)
Social contribution on net income	(612,485)	(565,154)	(658,009)	(606,728)
Deferred tax credits	3,162,814	136,769	3,189,336	153,040
PROFIT SHARING	(611,309)	(369,379)	(613,300)	(370,432)
NET INCOME	4,795,627	3,416,788	4,795,627	3,416,788
Number of shares	825,316,423	799,359,737	825,316,423	799,359,737
Treasury stock	—	—	—	—
Total shares used in calculation of net income per share	825,316,423	799,359,737	825,316,423	799,359,737
Net income per share	5.81	4.27	5.81	4.27

The accompanying notes are an integral part of these financial statements.

INTERIM FINANCIAL INFORMATION
In thousands of Reais

NOTES TO THE INTERIM FINANCIAL INFORMATION
Quarter ended at September 30, 2006

NOTE 1. The Bank and its Operations

Banco do Brasil S.A. is a publicly listed company established under private law, with both public and private stockholders, and subject to the requirements of Brazilian corporate legislation. Its corporate purpose is to carry out all the asset, liability and accessory banking operations, to provide banking services, intermediate and originate financial transactions in various forms and perform any activity permitted to the institutions that are part of the National Finance System. It is also the main financial agent of the Brazilian Federal Government and is therefore required to carry out the functions attributed to it by law, specifically those of Art. 19 of Law 4,595/1964.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

NOTE 2. Presentation of the Financial Statements

2.a) The Financial Statements have been prepared in accordance with the requirements of Law 6404/1976 and observing the rules and instructions issued by the Brazilian Central Bank (BACEN) and the Brazilian Securities Commission (CVM) and include operations of Banco do Brasil S.A. in Brazil and abroad (BB-Branches in Brazil and Abroad), and the consolidated position of branches and financial subsidiaries in Brazil and abroad and the foreign special purpose entities (BB-Consolidated). The balances of foreign branches and subsidiaries included in the financial statements of "BB-Domestic and Overseas branches" and "BB-Consolidated", respectively, are as follows:

	Foreign branches		Foreign Branches and Abroad	
	09.30.2006	09.30.2005	09.30.2006	09.30.2005
Current assets	31,917,184	39,449,209	32,071,404	39,357,420
Long-term receivables	12,078,401	8,436,235	11,957,847	8,950,800
Permanent assets	111,592	139,128	132,273	162,161
Total assets	44,107,177	48,024,572	44,161,524	48,470,381
Current liabilities	33,080,295	37,859,995	32,196,262	36,875,864
Long-term liabilities	7,632,593	7,807,591	7,777,739	7,773,482
Deferred income	5,949	3,716	5,949	3,716
Shareholders' Equity	3,388,340	2,353,270	4,181,574	3,817,319
Total liabilities and stockholders' equity	44,107,177	48,024,572	44,161,524	48,470,381
Net income for the quarter	127,742	47,081	144,994	134,869

2.b) The consolidated financial statements (BB—Consolidated) comprise the domestic and foreign branches and the foreign subsidiaries: Banco do Brasil—A.G. Vienna—Austria, BB—Leasing Company Ltd., Brasilian American Merchant Bank—BAMB, BB—Securities Ltd. and the domestic subsidiaries: BB—Administração de Ativos—Distribuidora de Títulos e Valores Mobiliários S.A., BB—Banco de Investimento S.A., BB-Leasing S.A. —Arrendamento Mercantil and BB-Banco Popular do Brasil S.A. In order to comply with CVM Instruction No. 408, of August 18, 2004, the following Foreign Special Purpose Entities (EPE), as of December 31, 2005, have been included in the consolidation: Dollar Diversified Payment Rights Finance Company and Nikkei Remittance Rights Finance Company.

The asset and liability and the income and expense accounts recording transactions between the foreign branches and subsidiaries and Banco do Brasil S.A. were eliminated on consolidation. The translation into Brazilian reais of the financial statements prepared in a foreign currency is carried out using current exchange rates, in conformity with CVM Decision 28/1986.

BB—Corretora de Seguros e Administradora de Bens S.A., BB—Administradora de Cartões de Crédito S.A., BB-Tur Viagens e Turismo Ltda., Cobra Tecnologia S.A., Ativos S.A. and BB—Administradora de Consórcios S.A. were not included in the consolidation, in accordance with article 23 of CVM Instruction 247/03.27.1996, as they do not materially affect the consolidated financial statements, and Brasil Aconselhamento Financeiro S.A was also not included because it is in liquidation. The investments in these companies were recorded on the equity method of accounting and the information required by

article 20 of CVM Instruction 247 of 03.27.1996 and CVM Deliberation 26 of 02.05.1986 is presented in Notes 19 and 20, respectively.

NOTE 3. Accounting practices

3.a) Net income is determined on the accrual basis of accounting

3.b) The assets and liabilities in foreign currencies and those subject to indexation are adjusted in accordance with the exchange rates or official indices as of the balance sheet date and are presented at realizable values. The assets and liabilities with floating financial charges are recorded at present value, calculated pro rata based on the variations in the contractual indices. Those with fixed financial charges are recorded at future value, adjusted to reflect unearned income or unexpired expenses.

3.c) The allowance for loan losses is recorded based on the parameters of CMN Resolution 2682/1999, for domestic branches and subsidiaries, as well as those abroad, taking into consideration the risks of the transactions based on consistent and verifiable criteria, supported by internal and external information, and covering all aspects established in the resolution.

3.d) Securities

The securities purchased for the Bank's portfolio are recorded at the actual amount paid, including brokerage charges and fees, and are classified based on the intention of management, in three different categories:

3.d.1) Trading securities: these are securities purchased to be actively and frequently traded. They are adjusted monthly to market value. Their increases and decreases in value are recorded in income and expense accounts for the period;

3.d.2) Securities available for sale: these are securities which, although not actively and frequently traded, can be traded at any time. They are adjusted monthly to market value. Their increases and decreases in value are recorded, net of tax effects, in a separate stockholders' equity account;

3.d.3) Securities held to maturity: these are securities that the Bank intends and has the financial capacity to hold to maturity. The financial capacity is supported by a cash flow projection that does not consider the possibility of sale of these securities. They are not adjusted to market value.

The mark-to-market methodology used for securities was established following consistent and verifiable criteria, which consider the average price of trading on the day of calculation or, if not available, pricing models that estimate the probable net realizable value.

Income accrued on the securities, irrespective of the category in which they are classified, is appropriated on a pro rata basis on the accrual basis of accounting up to the date of maturity or of final sale, on an exponential or straight-line method, based on the contractual remuneration and purchase price, and recorded directly in income for the period.

Losses with securities classified as available for sale and held to maturity, if judged not to be temporary, are recorded directly in expense for the period and a new cost basis for the asset is determined.

Upon sale, the difference between the sale amount and the cost of purchase plus accrued income is considered as a result of the transaction and is recorded on the date of the transaction as a gain or loss on securities.

3.e) Derivative financial instruments:

Derivative financial instruments are recorded at market value at each monthly trial balance and balance sheet date. Increases or decreases in value are recorded in income or expense accounts of the respective financial instruments.

The mark-to-market methodology used for derivative financial instruments was established following consistent and verifiable criteria, which consider the average price of trading on the date of calculation or, if not available, pricing models that estimate the probable net realizable value, according to the characteristics of the derivative.

Derivative financial instruments used to offset, in whole or in part, the risks arising from exposure to variations in financial asset or liability market values are considered hedge instruments and are classified according to their nature:

3.e.1) Market risk hedge—increases or decreases in value of the financial instruments classified in this category, as well as of the item hedged, are recorded in income and expense accounts for the period;

3.e.2) Cash flow hedge—the effective amount of the increases or decreases in value of the financial instruments classified in this category is recorded, net of tax effects, in a separate stockholders' equity account. The effective amount is that in which the variation of the item hedged, directly related to the corresponding risk, is offset by the variation in the financial instrument used for hedge, considering the accumulated effect of the transaction. Other variations in these instruments are recorded directly in income or expense accounts for the period.

3.f) Permanent assets:

3.f.1) Investments are stated at cost and, when material, are recorded on the equity method of accounting;

3.f.2) Property and equipment is stated at cost less depreciation calculated on the straight-line method at the following annual rates: buildings and improvements—4%; vehicles, installations and equipment—20%; others—10%;

3.f.3) Organization and expansion expenses recorded in Permanent Assets—Deferred Charges relate to: leasehold improvements in properties owned by third parties for the installation of facilities, amortized at rates based on the rental terms; cost of purchase and development of systems, amortized at the annual rate of 20%;

3.g) Vacations, paid leave and thirteenth month salaries are accrued monthly, in accordance with the period of acquisition of the right;

3.h) Current benefits for existing employees are recognized on the accrual basis as the services are provided. Post-employment benefits, comprising supplementary retirement benefits, medical assistance

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

and other benefits for which the Bank is responsible, were calculated at December 31, 2005 in accordance with criteria established by CVM Deliberation 371 of 12.13.2000, considering a 6.3% annual interest rate, and are being allocated monthly in accordance with this calculation, as shown in Note 23;

3.i) Corporate income tax is calculated at the basic rate of 15% plus a surcharge of 10% on taxable income above a specific limit, and the social contribution on net income is calculated at the basic rate of 9% on taxable income (Note 17.a). Income tax and social contribution on net income tax credits are recorded in accordance with the criteria mentioned in Note 18 and are supported by a study of future realization prepared by management;

3.j) Addition information to financial statements

With the purpose of providing additional information, we present the Statement of Cash Flows, prepared in accordance with Accounting Standards and Procedures (NPC) 20, of April 30, 1999, issued by the Brazilian Institute of Independent Auditors (Ibracon), and the Statement of Added Value, in accordance with the Federal Accounting Council (CFC) Resolution 1,010, of January 21, 2005.

NOTE 4. Interbank Investments

	Current and long-term			
	BB - Domestic and Foreign branches		BB - Consolidated	
	09.30.2006	09.30.2005	09.30.2006	09.30.2005
Repurchase agreements	12,897,490	5,464,347	12,814,383	5,418,789
Sales pending settlement—own operations	1,870,282	1,714,418	1,870,282	1,714,418
Sales pending settlement—financed operations	11,027,208	3,749,929	10,944,101	3,704,371
Interbank deposits	25,313,882	28,231,541	16,677,625	24,227,631
Foreign currency deposits	1,632,056	4,935,430	—	43,192
Total	39,843,428	38,631,318	29,492,008	29,689,612

NOTE 5. Securities and Derivative Financial Instruments

Securities are classified in three categories: trading securities, securities available for sale and securities held to maturity, and derivative financial instruments in derivates for trading and derivatives for hedging purposes.

Trading securities are adjusted to market value and the adjustments recorded as income or expense for the period while similar adjustments for securities available for sale are recorded in a separate stockholders' equity account. Securities held to maturity are stated at cost plus income accrued in the period.

The derivative financial instruments for trading, used at the request of clients or for own account, do not comply with hedging criteria and are recorded at market value and the adjustments recorded as income or expense. Derivatives for hedging purposes are used to protect exposures to risk or to modify the characteristics of financial assets and liabilities. They are directly related to a specific transaction and are also adjusted to market value with contra-entry to income or expense as they are considered a market risk hedge.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

The parameters for the calculation of market values of marketable securities and derivative financial instruments are:

- the average of the representative trading price on the day of the calculation and the daily adjustment of future market transactions reported by ANDIMA, BM&F, BOVESPA and the Brazilian Central Bank; or
- the net probable realizable value obtained through the use of curves of future interest rates, foreign exchange rates, price and currency indices, all consistent with prices in effect during the year.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

5.a) Securities

The cost (plus accrued income) and market value of the securities at September 30, 2006 are as follows:

BB - Domestic and foreign branches

	09.30.2006								09.30.2005		
	Market Value					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
1—Trading securities	—	—	531,713	1,085,041	3,513,883	5,102,153	5,130,637	—	2,650,410	2,650,120	—
Domestic	—	—	531,713	1,085,041	3,513,883	5,102,153	5,130,637	—	2,650,410	2,650,120	—
Financial Treasury Bills	—	—	523,819	143,941	1,980,786	2,647,953	2,648,546	—	2,028,445	2,028,371	—
Federal Treasury Bills	—	—	7,894	941,100	1,466,460	2,388,309	2,415,454	—	470,254	471,828	—
Federal Treasury Notes	—	—	—	—	66,637	65,891	66,637	—	146,069	144,288	—
Shares in listed companies	—	—	—	—	—	—	—	—	5,642	5,633	—
2—Securities available for sale	19,928	2,303,127	4,696,333	4,878,646	28,753,450	40,456,884	40,651,484	194,600	38,106,281	38,113,844	7,327
Domestic	11,951	2,301,204	4,483,321	4,872,269	27,583,709	39,166,973	39,252,454	85,481	36,940,807	36,906,727	(34,316)
Financial Treasury Bills	—	1,558,202	3,908,586	4,255,507	22,025,145	31,626,284	31,747,440	121,156	24,973,830	25,004,786	30,955
Federal Treasury Bills	—	—	—	332,472	727,285	1,052,274	1,059,757	7,483	—	—	—
Brazilian Central Bank Notes	—	116,716	47,648	—	—	165,247	164,364	(883)	385,457	385,718	26
Federal Treasury Notes	—	—	—	—	3,520,084	3,542,185	3,520,084	(22,101)	5,112,838	4,993,677	(119,161)
Federal Government securities—other	—	472,695	—	—	1,241,664	1,706,640	1,714,359	7,719	4,348,007	4,361,382	13,375
Debentures	—	—	1,415	—	59,366	62,961	60,781	(2,180)	29,983	29,666	(317)
Agricultural debt securities	—	882	911	57	4,865	8,488	6,715	(1,773)	20,482	17,946	(2,536)
Shares in investment funds	6,500	—	—	—	—	6,500	6,500	—	12,334	12,334	—

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

BB - Domestic and foreign branches

	09.30.2006								09.30.2005		
	Market Value					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Shares in social development funds	592	—	—	—	—	1,545	592	(953)	1,545	1,012	(533)
Shares in listed companies	4,859	—	—	—	—	7,364	4,859	(2,505)	7,364	5,972	(1,392)
Rural Product Bills (Commodities)	—	152,709	524,761	284,233	5,300	987,485	967,003	(20,482)	2,048,967	2,094,234	45,267
Abroad	7,977	1,923	213,012	6,377	1,169,741	1,289,911	1,399,030	109,119	1,165,474	1,207,117	41,643
EUROBONDS	—	—	—	—	—	—	—	—	30,905	30,852	(53)
Brazilian foreign debt securities	—	—	161,846	6,377	1,169,167	1,229,213	1,337,390	108,177	982,906	1,024,076	41,170
Foreign debt securities—other countries	—	1,923	46,787	—	574	49,399	49,284	(115)	144,991	144,661	(330)
Shares in equity funds	7,976	—	—	—	—	6,904	7,976	1,072	6,672	7,527	855
Shares in listed companies	1	—	—	—	—	—	1	1	—	1	1
Other	—	—	4,379	—	—	4,395	4,379	(16)	—	—	—
3—Securities held to maturity	—	462,002	1,513,869	4,951,836	17,881,287	24,930,620	24,808,994	—	26,103,328	25,520,079	—
Domestic	—	453,948	1,500,823	4,690,723	17,398,666	24,211,350	24,044,160	—	25,018,117	24,352,189	—
Financial Treasury Bills	—	—	1,499,472	4,370,139	14,989,967	20,859,207	20,859,578	—	20,492,486	20,214,062	—
Federal Treasury Notes	—	—	—	—	2,407,918	2,575,341	2,407,918	—	2,377,111	1,992,763	—
Federal Government securities—other	—	453,477	—	316,741	—	770,188	770,218	—	1,869,668	1,866,160	—
Commodities	—	471	1,351	3,843	781	6,614	6,446	—	270,834	271,350	—
Other	—	—	—	—	—	—	—	—	8,018	7,854	—

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

BB - Domestic and foreign branches

	09.30.2006								09.30.2005		
	Market Value					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Abroad	—	8,054	13,046	261,113	482,621	719,270	764,834	—	1,085,211	1,167,890	—
EUROBONDS	—	—	85	—	13,779	13,869	13,864	—	13,415	13,407	—
Brazilian foreign debt securities	—	—	2,785	261,113	468,653	683,788	732,551	—	1,070,617	1,153,270	—
Foreign debt securities—other countries	—	—	223	—	189	410	412	—	1,179	1,213	—
Other	—	8,054	9,953	—	—	21,203	18,007	—	—	—	—
Total	19,928	2,765,129	6,741,915	10,915,523	50,148,620	70,489,657	70,591,115	194,600	66,860,019	66,284,043	7,327

	09.30.2006								09.30.2006		
	Market Value					Total			Total		
Maturity in days	With no maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Total by portfolio	19,928	2,765,129	6,741,915	10,915,523	50,148,620	70,489,657	70,591,115	194,600	66,860,019	66,284,043	7,327
a) Own Portfolio	19,928	2.352.215	3,910,128	4,787,394	23,067,782	34,171,078	34,137,447	83,987	31.239.027	30,940,311	24,104
b) Subject to repurchase agreements	—	412,914	3.910.128	4,027,892	25,863,345	31,942,399	32,075,900	109,039	32,770,956	32,499,733	(12,921)
c) Deposits with the Brazilian Central Bank	—	—	1,059,905	1,637,376	1,082,641	3,779,149	3,779,922	774	2,596,163	2,591,006	(3,902)
d) Pledged in guarantee	—	—	133	462,861	134,852	597,031	597,846	800	253,873	252,993	46

	09.30.2005							09.30.2006	
	Market Value					Total		Total	
Maturity in years	With no Maturity	Due in up to one year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years	Cost	Market Value	Cost	Market Value
Total by category	19,928	20,422,567	41,815,779	7,497,345	835,496	70,489,657	70,591,115	66,860,019	66,284,043
1—Trading securities	—	1,616,754	3,513,883	—	—	5,102,153	5,130,637	2,650,410	2,650,120
2—Securities available for sale	19,928	11,878,106	26,895,783	1,022,171	835,496	40,456,884	40,651,484	38,106,281	38,113,844
3—Securities held to maturity	—	6,927,707	11,406,113	6,475,174	—	24,930,620	24,808,994	26,103,328	25,520,079

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

The portfolio after marking-to-market is as follows:

	09.30.2006		09.30.2005	
		% of total portfolio		% of total portfolio
Total by category	70,712,741	100%	66,867,292	100%
1—Trading securities	5,130,637	7%	2,650,120	4%
2—Securities available for sale	40,651,484	57%	38,113,844	57%
3—Securities held to maturity	24,930,620	35%	26,103,328	39%

BB - Consolidated

	09.30.2006								09.30.2005		
	Market Value					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
1—Trading securities	6,848	—	536,876	1,146,968	3,513,883	5,176,773	5,204,575	—	2,722,728	2,721,878	—
Domestic	5,633	—	531,713	1,085,041	3,513,883	5,107,685	5,136,270	—	2,662,740	2,662,452	—
Financial Treasury Bills	—	—	523,819	143,941	1,980,786	2,647,953	2,648,546	—	2,040,775	2,040,703	—
Federal Treasury Bills	—	—	7,894	941,100	1,466,460	2,388,309	2,415,454	—	470,254	471,828	—
Federal Treasury Notes	—	—	—	—	66,637	65,891	66,637	—	146,069	144,288	—
Shares in listed companies	1,937	—	—	—	—	1,836	1,937	—	5,642	5,633	—
Shares in investment funds	3,696	—	—	—	—	3,696	3,696	—	—	—	—
Abroad	1,215	—	5,163	61,927	—	69,088	68,305	—	59,988	59,426	—
EUROBONDS	428	—	5,036	39,525	—	45,411	44,989	—	42,858	42,325	—
Brazilian foreign debt securities	787	—	127	22,402	—	23,677	23,316	—	14,927	14,898	—
Foreign debt securities—other countries	—	—	—	—	—	—	—	—	2,203	2,203	—

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

BB – Consolidated

	09.30.2006								09.30.2005		
	Market Value					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
2—Securities available for sale	791,169	3,533,864	4,881,596	4,878,646	29,094,815	42,872,778	43,180,090	307,312	39,026,038	39,075,312	49,038
Domestic	747,777	3,531,941	4,498,474	4,872,269	27,810,263	41,300,443	41,460,724	160,281	37,691,456	37,680,709	(10,983)
Financial Treasury Bills	—	1,558,202	3,908,586	4,255,507	22,052,941	31,654,088	31,775,236	121,148	24,995,523	25,026,488	30,964
Federal Treasury Bills	—	—	—	332,472	727,285	1,052,274	1,059,757	7,483	—	—	—
Brazilian Central Bank Notes	—	116,716	47,648	—	—	165,247	164,364	(883)	385,457	385,718	26
Federal Treasury Notes	—	—	—	—	3,520,084	3,542,185	3,520,084	(22,101)	5,112,838	4,993,677	(119,161)
Federal Government securities—other	—	472,695	—	—	1,241,664	1,706,640	1,714,359	7,719	4,348,007	4,361,382	13,375
Debentures	—	—	1,415	—	240,402	243,102	241,817	(1,285)	134,031	135,670	1,639
Promissory Notes	—	1,230,737	15,008	—	—	1,245,965	1,245,745	(220)	—	—	—
Agricultural debt securities	—	882	911	57	4,865	8,488	6,715	(1,773)	20,482	17,946	(2,536)
Shares in investment funds	7,170	—	—	—	7,371	14,376	14,541	165	28,382	28,219	(163)
Shares in social development funds	592	—	—	—	—	10,321	592	(9,729)	10,321	1,012	(9,309)
Shares in listed companies	535,243	—	—	—	—	469,462	535,243	65,781	403,723	443,561	39,838
Shares in privately-held companies	3,016	—	—	—	—	2,749	3,016	267	—	—	—
Shares in equity funds	201,756	—	—	—	10,351	197,108	212,107	14,999	192,865	182,727	(10,138)
Rural Product Bills (Commodities)	—	152,709	524,761	284,233	5,300	987,485	967,003	(20,482)	2,053,138	2,098,426	45,288

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

BB – Consolidated

	09.30.2006								09.30.2005		
	Market Value					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Securities in special status company	—	—	—	—	—	808	—	(808)	808	—	(808)
Other	—	—	145	—	—	145	145	—	5,881	5,883	2
Abroad	43,392	1,923	383,122	6,377	1,284,552	1,572,335	1,719,366	147,031	1,426,974	1,486,995	60,021
EUROBONDS	—	—	—	—	—	—	—	—	30,905	30,852	(53)
Brazilian foreign debt securities	—	—	164,777	6,377	1,271,251	1,305,110	1,442,405	137,295	1,060,326	1,113,641	53,315
Foreign debt securities—other countries	—	1,923	213,734	—	574	216,346	216,231	(115)	237,383	237,053	(330)
Shares in equity funds	40,978	—	—	—	—	32,563	40,978	8,415	32,897	39,039	6,142
Shares in listed companies	2,414	—	—	—	—	977	2,414	1,437	999	2,354	1,355
Other	—	—	4,611	—	12,727	17,339	17,338	(1)	64,464	64,056	(408)
3—Securities held to maturity	—	462,002	1,516,962	4,951,836	17,881,375	24,933,798	24,812,175	—	26,106,316	25,523,025	—
Domestic	—	453,948	1,500,823	4,690,723	17,398,666	24,211,350	24,044,160	—	25,018,117	24,352,189	—
Financial Treasury Bills	—	—	1,499,472	4,370,139	14,989,967	20,859,207	20,859,578	—	20,492,486	20,214,062	—
Federal Treasury Notes	—	—	—	—	2,407,918	2,575,341	2,407,918	—	2,377,111	1,992,763	—
Federal Government securities —other	—	453,477	—	316,741	—	770,188	770,218	—	1,869,668	1,866,160	—
Commodities	—	471	1,351	3,843	781	6,614	6,446	—	270,834	271,350	—
Other	—	—	—	—	—	—	—	—	8,018	7,854	—
Abroad	—	8,054	16,139	261,113	482,709	722,448	768,015	—	1,088,199	1,170,836	—
EUROBONDS	—	—	85	—	13,779	13,869	13,864	—	13,415	13,407	—

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

BB – Consolidated

	09.30.2006								09.30.2005		
	Market Value					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Brazilian foreign debt securities	—	—	5,857	261,113	468,653	686,860	735,623	—	1,073,453	1,156,106	—
Foreign debt securities—other countries	—	—	223	—	189	410	412	—	1,229	1,214	—
Other	—	8,054	9,974	—	88	21,309	18,116	—	102	109	—
Total	798,017	3,995,866	6,935,434	10,977,450	50,490,073	72,983,349	73,196,840	307,312	67,947,474	67,412,607	49,038

	09.30.2006								09.30.2005		
	Market Value					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	Over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Total by portfolio	798,017	3,995,866	6,935,434	10,977,450	50,490,073	72,983,349	73,196,840	307,312	67,947,474	67,412,607	49,036
a) Own portfolio	798,017	3,582,952	4,100,717	4,849,321	23,307,150	36,588,873	36,638,157	167,579	32,249,063	31,979,310	53,669
b) Subject to repurchase agreements	—	412,914	1,774,679	4,027,892	25,965,430	32,018,296	32,180,915	138,159	32,848,375	32,589,298	(777)
c) Deposits with the Brazilian Central Bank	—	—	1,059,905	1,637,376	1,082,641	3,779,149	3,779,922	774	2,596,163	2,591,006	(3,902)
d) Pledged in guarantee	—	—	133	462,861	134,852	597,031	597,846	800	253,873	252,993	46

	09.30.2006							09.30.2005	
	Market Value					Total		Total	
Maturity in years	With no maturity	Due in up to one year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years	Cost	Market Value	Cost	Market Value
Total by category	798,017	21,908,750	42,016,753	7,534,928	938,392	72,983,349	73,196,840	67,947,474	67,412,607
1—Trading securities	6,848	1,683,844	3,513,883	—	—	5,176,773	5,204,575	2,722,728	2,721,878
2—Securities available for sale	791,169	13,294,106	27,096,668	1,059,755	938,392	42,872,778	43,180,090	39,118,430	39,167,704
3—Securities held to maturity		6,930,800	11,406,202	6,475,173	—	24,933,798	24,812,175	26,106,316	25,523,025

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

The portfolio after marking-to-market is as follows:

	09.30.2006		09.30.2005	
		% of total portfolio		% of total portfolio
Total by category	73,318,463	100%	67,995,898	100%
1—Trading securities	5,204,575	7%	2,721,878	4%
2—Securities available for sale	43,180,090	59%	39,167,704	58%
3—Securities held to maturity	24,933,798	34%	26,106,316	38%

5.b) Derivative financial instruments

The Bank uses derivative financial instruments to manage, in a consolidated manner, its positions and to meet clients' needs, classifying own positions into Hedging (market risk) and Trading, both with limits of approval. This information is made available to the areas of pricing, trading, controls and calculation of results, which are segregated within the Bank.

The models used to manage risks with derivatives are reviewed periodically and the decisions made follow the best risk/return relationship, estimating possible losses based on the analysis of macroeconomic scenarios.

The Bank uses appropriate tools and systems to manage the derivatives. Trading in new derivatives, standardized or not, is subject to a previous risk analysis.

The hedge strategy of the equity positions is in line with the macroeconomic analyses and is approved by management.

Risk analysis of the subsidiaries is individual and its control consolidated.
The Bank uses statistical methods and simulations to measure the risks of its positions, including derivatives, using models of values at risk sensibility and *stress* analysis.

Risks

The main risks inherent to derivative financial instruments resulting from the Bank's and its subsidiaries' business are credit, market and operating risks, all similar to those related to other types of financial instruments.

Market risk is the exposure created by a potential fluctuation in interest rates, exchange rates, quotations of goods, prices quoted on stock markets and other values, and is a function of the type of product, the volume of operations, the term and conditions of the contract and the underlying volatility.

Credit risk is the exposure to loss in the event of default by a counterparty to a transaction. The credit exposure in futures contracts is minimized due to daily settlement in cash. Swap contracts registered at CETIP and at BM&F are subject to credit risk if the counterparty is unable or unwilling to comply with his contractual liabilities. Total credit exposure in swaps at September 30, 2006 is R$1,400,653 thousand (R$ 1,296,320 thousand in 09.30.2005). The credit risk associated with options contracts is limited to the premiums paid on purchased options.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

Operating risk is the probability of financial losses resulting from failures or inadequacy of people, processes and systems, or factors such as catastrophes or criminal activities.

The tables below show the notional amounts, as cost or market value, and the respective net exposures in the balance sheet at September 30, 2006 for the derivative financial instruments classified in conformity with their classification as Trading or Hedge instruments.

5b.1) Trading derivatives

		BB - Domestic and Foreign Branches						BB - Consolidated					
		09.30.2006			09.30.2005			09.30.2006			09.30.2005		
By index	Counter-part	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value
Exchange trading													
Forwards contracts													
Sales commitments		3,278,492	864	930	644,356	(26,809)	(26,595)	3,278,492	864	930	644,356	(26,809)	(26,595)
DI	B	840,641	6,652	6,652	—	275	275	840,641	6,652	6,652	—	275	275
US dollar	B	43,484	(148)	(148)	—	9,790	9,790	43,484	(148)	(148)	—	9,790	9,790
Index	B	1,829	(236)	(236)	—	(16)	(16)	1,829	(236)	(236)	—	(16)	(16)
Foreign exchange coupon	B	344,328	(6,610)	(6,610)	411,109	(36,858)	(36,858)	344,328	(6,610)	(6,610)	411,109	(36,858)	(36,858)
Libor	IF	1,964,258	—	66	233,247	—	214	1,964,258		66	233,247	—	214
Commodities	B	—	(1)	(1)	—	—	—	—	(1)	(1)	—	—	—
SCC		83,952	1,207	1,207	—	—	—	83,952	1,207	1,207	—	—	—
Sales commitments		(829,646)	(20,879)	(20,733)	1,540,316	21,721	22,549	(829,646)	(20,879)	(20,733)	1,540,316	21,721	22,549
DI	B	851,020	(29,945)	(29,945)	200,896	(2,109)	(2,109)	851,020	(29,945)	(29,945)	200,896	(2,109)	(2,109)
US dollar	B	86,871	5,620	5,620	216,484	4,526	4,526	86,871	5,620	5,620	216,484	4,526	4,526
Index	B	—	(257)	(257)	—	(16)	(16)	—	(257)	(257)	—	(16)	(16)
Foreign exchange coupon	B	207,658	3,704	3,704	321,011	19,320	19,320	207,658	3,704	3,704	321,011	19,320	19,320
Libor	IF	(1,975,195)		146	801,925	—	828	(1,975,195)		146	801,925	—	828
Commodities	B	—	(1)	(1)	—	—	—	—	(1)	(1)	—	—	—
Fixed-term options													
Asset position		593,632	96,239	106,026	494,401	207,205	198,343	593,632	96,239	106,026	494,401	207,205	198,343
Security maturity	B	96,873	96,873	96,873	171,282	171,282	171,282	96,873	96,873	96,873	171,282	171,282	171,282
Currencies	B	496,759	(634)	9,153	323,119	35,923	27,061	496,759	(634)	9,153	323,119	35,923	27,061
Liability position		1,168,585	(182,129)	(148,905)	279,650	(249,938)	(228,062)	1,168,585	(182,129)	(148,905)	279,650	(249,938)	(228,062)
Security maturity	B	(96,873)	(96,873)	(96,873)	(171,282)	(171,282)	(171,282)	(96,873)	(96,873)	(96,873)	(171,282)	(171,282)	(171,282)
Currencies	B	1,265,458	(85,256)	(52,032)	450,932	(78,656)	(56,780)	1,265,458	(85,256)	(52,032)	450,932	(78,656)	(56,780)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

By index	Counter-part	BB - Domestic and Foreign Branches 09.30.2006 Notional Amount	Cost	Market Value	09.30.2005 Notional Amount	Cost	Market Value	BB - Consolidated 09.30.2006 Notional Amount	Cost	Market Value	09.30.2005 Notional Amount	Cost	Market Value
Options market													
Purchase options		100	84	38	—	—	—	3,738	626	471	2,790	57	46
Shares	B	100	84	38	—	—	—	100	84	38	—	—	—
Financial assets & derivatives	C	—	—	—	—	—	—	3,638	542	433	2,790	57	46
Sales options		(1,336,839)	(2,887,354)	(2,910,527)	(158)	(521)	(505)	(1,333,201)	(2,887,896)	(2,910,960)	2,632	(578)	(551)
Shares	B	(1,336,839)	(2,887,354)	(2,910,527)	(158)	(521)	(505)	(1,336,839)	(2,887,354)	(2,910,527)	(158)	(521)	(505)
Financial assets & derivatives	IF	—	—	—	—	—	—	3,638	(542)	(433)	2,790	(57)	(46)
Over-the-counter trading													
Swap contracts													
Asset position		5,582,623	205,164	330,577	2,282,501	481,380	528,460	5,511,832	205,039	329,961	2,033,829	430,343	447,139
DI	C	1,576,112	151,249	238,132	1,477,503	279,663	285,763	1,576,112	151,249	238,132	1,477,503	279,663	285,805
IF		1,333,488	24,415	26,865	289,436	134,960	134,735	1,333,488	24,415	26,865	269,846	125,198	124,770
Foreign currency	C	186,965	17,129	48,000	—	—	—	186,965	17,129	48,000	—	—	—
IF		166,769	1,246	925	229,898	56,204	97,411	166,769	1,246	925	77,548	14,924	26,056
Prefixed	C	2,319,289	11,125	16,655	285,664	10,553	10,551	2,248,498	11,000	16,039	208,932	10,558	10,508
Liability position		17,763,793	(267,173)	(323,760)	13,695,004	(354,699)	(392,494)	17,763,793	(267,173)	(323,760)	13,695,004	(354,699)	(392,533)
DI	C	14,745,031	(219,861)	(228,214)	11,524,008	(239,751)	(239,751)	14,745,031	(219,861)	(228,214)	11,524,008	(239,751)	(239,751)
IF		290,321	(17,019)	(19,448)	28,642	(14,550)	(14,320)	290,321	(17,019)	(19,448)	28,642	(14,550)	(14,320)
Foreign currency	C	1,013,864	(929)	(24,677)	47,833	—	(334)	1,013,864	(929)	(24,677)	47,833	—	(334)
IF		645,723	8,405	(13,377)	152,350	(41,280)	(78,955)	645,723	8,405	(13,377)	152,350	(41,280)	(78,994)
Prefixed	C	40,935	(565)	(778)	11,071	(2,652)	(2,668)	40,935	(565)	(778)	11,071	(2,652)	(2,668)
IF		—	—	—	528	(73)	(73)	—	—	—	528	(73)	(73)
TMS	C	716,749	(27,254)	(27,316)	1,443,573	(30,960)	(30,960)	716,749	(27,254)	(27,316)	1,443,573	(30,960)	(30,960)
TR	C	311,170	(9,950)	(9,950)	486,999	(25,433)	(25,433)	311,170	(9,950)	(9,950)	486,999	(25,433)	(25,433)
Forward contracts													
Asset position		885,079	89,053	11,563	1,847,752	22,569	23,457	788,205	88,610	11,326	1,795,713	21,622	22,327
Foreign currency	IF	776,409	88,999	11,509	408,285	19,547	20,435	679,535	88,556	11,272	356,246	18,600	19,305
Other	—	108,670	54	54	1,439,467	3,022	3,022	108,670	54	54	1,439,467	3,022	3,022
Liability position		3,197,033	(60,609)	(48,305)	1,438,890	(42,641)	(42,754)	3,187,196	(59,392)	(48,065)	1,413,465	(42,328)	(42,629)
Foreign currency	IF	2,460,418	(59,344)	(47,040)	1,414,455	(42,638)	(42,751)	2,450,582	(58,126)	(46,800)	1,389,030	(42,325)	(42,626)
Other	—	736,615	(1,265)	(1,265)	24,435	(3)	(3)	736,614	(1,266)	(1,265)	24,435	(3)	(3)

Counterpart: (B) Stock Exchange, (IF) Financial Institution, (C) Client.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

By maturity	BB - Domestic and Foreign Branches 09.30.2006 Notional Amount	Cost	Market Value	09.30.2005 Notional Amount	Cost	Market Value	BB - Consolidated 09.30.2006 Notional Amount	Cost	Market Value	09.30.2005 Notional Amount	Cost	Market Value
Forwards contracts												
Sales commitments	3,278,492	—	—	644,356	—	—	3,278,492	—	—	644,356	—	—
Up to 30 days	45,313	—	—	—	—	—	45,313	—	—	—	—	—
61 to 90 days	519,216	—	—	66,642	—	—	519,216	—	—	—	—	—
91 to 180 days	970,321	—	—	131,769	—	—	970,321	—	—	66,642	—	—
181 to 360 days	988,993	—	—	59,867	—	—	988,993	—	—	131,769	—	—
1 to 5 years	737,262	—	—	386,078	—	—	737,262	—	—	59,867	—	—
Over 5 years	17,387	—	—	—	—	—	17,387	—	—	386,078	—	—
Sales commitments	(829,646)	—	—	1,540,316	—	—	(829,646)	—	—	1,540,316	—	—
Up to 30 days	106,480	—	—	116,583	—	—	106,480	—	—	116,583	—	—
31 to 60 days	78,083	—	—	216,484	—	—	78,083	—	—	216,484	—	—
61 to 90 days	(97,283)	—	—	106,627	—	—	(97,283)	—	—	106,627	—	—
91 to 180 days	(176,045)	—	—	84,413	—	—	(176,045)	—	—	84,413	—	—
181 to 360 days	(319,490)	—	—	175,142	—	—	(319,490)	—	—	175,142	—	—
1 to 5 years	(380,096)	—	—	765,539	—	—	(380,096)	—	—	765,539	—	—
Over 5 years	(41,295)	—	—	75,528	—	—	(41,295)	—	—	75,528	—	—
Fixed-term options												
Security maturity												
Asset position	96,873	96,873	96,873	171,282	171,282	171,282	96,873	96,873	96,873	171,282	171,282	171,282
Up to 30 days	96,873	96,873	96,873	171,282	171,282	171,282	96,873	96,873	96,873	171,282	171,282	171,282
Liability position	(96,873)	(96,873)	(96,873)	(171,282)	(171,282)	(171,282)	(96,873)	(96,873)	(96,873)	(171,282)	(171,282)	(171,282)
Up to 30 days	(96,873)	(96,873)	(96,873)	(171,282)	(171,282)	(171,282)	(96,873)	(96,873)	(96,873)	(171,282)	(171,282)	(171,282)
Currency maturity												
Asset position	496,759	(634)	9,153	323,119	35,923	27,061	496,759	(634)	9,153	323,119	35,923	27,061
Up to 30 days	85,987	142	2,210	101,022	7,232	6,768	85,987	142	2,210	101,022	7,232	6,768
31 to 60 days	73,644	198	1,724	102,172	5,172	3,326	73,644	198	1,724	102,172	5,172	3,326
61 to 90 days	28,933	109	1,147	43,584	7,558	6,474	28,933	109	1,147	43,584	7,558	6,474
91 to 180 days	40,709	(321)	784	30,270	5,031	3,700	40,709	(321)	784	30,270	5,031	3,700
181 to 360 days	218,797	(762)	1,759	36,601	9,535	6,491	218,797	(762)	1,759	36,601	9,535	6,491
1 to 5 years	48,689	—	1,529	9,470	1,395	302	48,689	—	1,529	9,470	1,395	302
Liability position	1,265,458	(85,256)	(52,032)	450,932	(78,656)	(56,780)	1,265,458	(85,256)	(52,032)	450,932	(78,656)	(56,780)
Up to 30 days	280,147	(2,235)	(4,912)	35,975	(5,746)	(5,489)	280,147	(2,235)	(4,912)	35,975	(5,746)	(5,489)
31 to 60 days	62,925	(2,019)	(2,070)	68,788	(10,793)	(9,670)	62,925	(2,019)	(2,070)	68,788	(10,793)	(9,670)
61 to 90 days	102,581	(5,344)	(4,511)	63,459	(11,044)	(9,534)	102,581	(5,344)	(4,511)	63,459	(11,044)	(9,534)
91 to 180 days	353,370	(19,430)	(12,160)	97,095	(17,001)	(13,160)	353,370	(19,430)	(12,160)	97,095	(17,001)	(13,160)
181 to 360 days	235,245	(21,171)	(12,831)	177,393	(31,561)	(17,543)	235,245	(21,171)	(12,831)	177,393	(31,561)	(17,543)
1 to 5 years	231,190	(35,057)	(15,548)	8,222	(2,511)	(1,384)	231,190	(35,057)	(15,548)	8,222	(2,511)	(1,384)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

By maturity	BB - Domestic and Foreign Branches						BB - Consolidated					
	09.30.2006			09.30.2005			09.30.2006			09.30.2005		
	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value
Options market												
Purchase options												
Shares	100	84	38	—	—	—	3,738	626	471	2,790	57	46
Up to 30 days	100	84	38	—	—	—	222	88	42	2,435	34	8
31 to 60 days	—	—	—	—	—	—	282	8	3	—	—	—
91 to 180 days	—	—	—	—	—	—	1,717	37	18	—	—	—
181 to 360 days	—	—	—	—	—	—	1,517	493	408	355	23	38
Sales options												
Shares	(1,336,839)	(2,887,354)	(2,910,527)	(158)	(521)	(505)	(1,333,201)	(2,887,896)	(2,910,960)	2,632	(578)	(551)
Up to 30 days	(272,445)	(586,616)	(590,599)	(158)	(521)	(505)	(272,445)	(586,616)	(590,599)	2,277	(555)	(513)
31 to 60 days	(150,204)	(328,018)	(329,333)	—	—	—	(150,082)	(328,022)	(329,337)	—	—	—
61 to 90 days	—	—	—	—	—	—	282	(8)	(3)	—	—	—
91 to 180 days	—	—	—	—	—	—	1,717	(37)	(18)	—	—	—
181 to 360 days	(916)	(2,000)	(2,081)	—	—	—	601	(2,493)	(2,489)	355	(23)	(38)
1 to 5 years	(913,274)	(1,970,720)	(1,988,514)	—	—	—	(913,274)	(1,970,720)	(1,988,514)	—	—	—
Swap contracts												
Asset	5,582,623	205,164	330,577	2,282,501	481,380	528,460	5,511,832	205,039	329,961	2,033,829	430,343	447,139
Up to 30 days	582,998	27,722	114,176	420,738	113,011	112,640	582,998	27,722	114,176	420,738	113,011	112,640
31 to 60 days	414,511	9,076	11,462	655,077	130,911	164,253	414,511	9,076	11,462	454,788	79,867	81,758
61 to 90 days	286,368	29,450	24,283	310,138	31,566	32,882	286,368	29,450	24,283	281,816	31,568	32,865
91 to 180 days	477,051	15,211	17,360	251,880	39,882	39,947	406,260	15,086	16,744	231,819	39,887	39,933
181 to 360 days	1,279,887	35,095	39,149	142,646	17,743	18,352	1,279,887	35,095	39,149	142,646	17,743	18,352
1 to 5 years	2,541,808	88,610	124,147	502,022	148,267	160,386	2,541,808	88,610	124,147	502,022	148,267	161,591
Liability	17,763,793	(267,173)	(323,760)	13,695,004	(354,699)	(392,494)	17,763,793	(267,173)	(323,760)	13,695,004	(354,699)	(392,533)
Up to 30 days	476,179	(10,736)	(17,800)	139,936	(8,642)	(8,640)	476,179	(10,736)	(17,800)	139,936	(8,642)	(8,640)
31 to 60 days	5,828,869	(49,612)	(49,421)	386,880	(53,818)	(91,833)	5,828,869	(49,612)	(49,421)	386,880	(53,818)	(91,872)
61 to 90 days	659,481	(20,192)	(20,171)	198,333	(12,487)	(12,487)	659,481	(20,192)	(20,171)	198,333	(12,487)	(12,487)
91 to 180 days	1,249,888	(43,371)	(44,069)	705,829	(36,225)	(36,233)	1,249,888	(43,371)	(44,069)	705,829	(36,225)	(36,233)
181 to 360 days	3,639,313	(65,795)	(66,976)	7,598,455	(126,177)	(125,951)	3,639,313	(65,795)	(66,976)	7,598,455	(126,177)	(125,951)
1 to 5 years	5,910,063	(77,467)	(125,323)	4,665,571	(117,350)	(117,350)	5,910,063	(77,467)	(125,323)	4,665,571	(117,350)	(117,350)
Forward contracts												
Asset	885,079	89,053	11,563	1,847,752	22,569	23,457	788,205	88,610	11,326	1,795,713	21,622	22,327
Up to 30 days	270,401	14,274	4,311	197,136	1,215	1,672	213,571	13,948	4,080	145,097	268	542
31 to 60 days	102,230	23,535	1,547	757,485	9,479	9,520	62,186	23,418	1,541	757,485	9,479	9,520
61 to 90 days	79,022	683	955	404,295	2,798	2,798	79,022	683	955	404,295	2,798	2,798
91 to 180 days	413,582	50,447	4,472	483,086	8,564	9,015	413,582	50,447	4,472	483,086	8,564	9,015
181 to 360 days	19,844	114	278	5,750	513	452	19,844	114	278	5,750	513	452

	BB - Domestic and Foreign Branches						BB - Consolidated					
	09.30.2006			09.30.2005			09.30.2006			09.30.2005		
By maturity	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value
Liability	3,197,033	(60,609)	(48,305)	1,438,890	(42,641)	(42,754)	3,187,196	(59,392)	(48,065)	1,413,465	(42,328)	(42,629)
Up to 30 days	699,347	(9,849)	(9,159)	230,339	(4,283)	(6,246)	696,453	(9,824)	(9,135)	230,275	(4,280)	(6,247)
31 to 60 days	798,133	(11,223)	(8,418)	278,996	(9,399)	(9,885)	798,112	(11,223)	(8,418)	254,919	(9,295)	(9,854)
61 to 90 days	115,868	(2,297)	(2,455)	195,790	(3,572)	(3,700)	115,842	(2,296)	(2,455)	195,776	(3,572)	(3,700)
91 to 180 days	467,946	(9,322)	(5,740)	661,645	(21,294)	(20,858)	467,813	(9,316)	(5,737)	661,607	(21,292)	(20,856)
181 to 360 days	773,806	(11,860)	(7,998)	33,205	(1,029)	(530)	773,544	(11,842)	(7,988)	33,205	(1,029)	(530)
1 to 5 years	339,610	(15,511)	(14,468)	38,915	(3,064)	(1,535)	335,432	(14,891)	(14,332)	37,683	(2,860)	(1,442)
5 to 10 years	2,323	(547)	(67)	—	—	—	—	—	—	—	—	—

5b.2) Hedge derivatives:

		BB - Domestic and Foreign Branches						BB - Consolidated					
		09.30.2006			09.30.2005			09.30.2006			09.30.2005		
By index	Counter-part	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value
Over-the-counter trading													
Swap contracts													
Asset position		—	—	—	160,570	39,408	38,893	—	—	—	160,570	39,408	38,893
DI	C	—	—	—	80,233	7,494	7,267	—	—	—	80,233	7,494	7,267
	IF	—	—	—	58,803	29,443	29,311	—	—	—	58,803	29,443	29,311
Prefixed	C	—	—	—	21,534	2,471	2,315	—	—	—	21,534	2,471	2,315

Counterpart: (B) Stock Exchange, (IF) Financial Institution, (C) Client.

	BB - Domestic and Foreign Branches						BB - Consolidated					
	09.30.2006			09.30.2005			09.30.2006			09.30.2005		
By maturity	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value
Swap contracts												
Asset	—	—	—	160,570	39,408	38,893	—	—	—	160,570	39,408	38,893
Up to 30 days	—	—	—	119,245	35,226	34,953	—	—	—	119,245	35,226	34,953
31 to 60 days	—	—	—	2,117	446	442	—	—	—	2,117	446	442
61 to 90 days	—	—	—	18,464	1,826	1,676	—	—	—	18,464	1,826	1,676
91 to 180 days	—	—	—	5,380	703	706	—	—	—	5,380	703	706
181 to 360 days	—	—	—	13,962	1,001	918	—	—	—	13,962	1,001	918
1 to 5 years	—	—	—	1,402	206	198	—	—	—	1,402	206	198

The margin given as guarantee for transactions with derivative financial instruments is comprised of Financial Treasury Bills (LFT) amounting to R$ 597,846 (R$ 252,993 thousand at 09.30.2005).

The following tables show the derivative financial instruments portfolio for market risk hedges and the respective hedged items, which terminated on October 13, 2005 because of the maturity of the securities comprising the hedged item.

- Hedged item:

	BB-Consolidated	
	Market Value	
	09.30.2006	09.30.2005
Asset		
Foreign exchange securities	—	47,193
NBC-E	—	47,193

- Derivatives for market risk hedge:

	BB-Consolidated	
	Notional Amount	
	09.30.2006	09.30.2005
Liability		
Derivative financial instruments	—	140,887
Swap contracts	—	140,887

5.c) **Adjustment to market value—securities and derivatives**

In view of the mark-to-market of securities recorded in category 1 and Derivative Financial Instruments, as determined by Circular Letters No. 3,068 and 3,082, and subsequent regulations, we record the following items directly to income accounts:

	BB-Consolidated	
	3rd quarter/ 2006	3rd quarter/ 2005
Securities	16,292	4,082
Derivatives	(35,823)	19,170
Total	(19,531)	23,252

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

NOTE 6. Loan and Lease Operations

a) Details of the loan portfolio and loan operations classified as "Other receivables":

	BB - Domestic and Foreign branches		BB - Consolidated	
	09.30.2006	09.30.2005	09.30.2006	09.30.2005
Loan operations	98,154,522	79,004,014	99,473,688	79,780,909
Loans and bills discounted	41,877,916	36,884,100	42,117,388	37,336,846
Financing	24,824,575	16,139,534	26,069,796	16,625,744
Rural and agribusiness financing	39,617,933	31,493,240	39,617,933	31,493,240
Financing of securities	418	338	—	—
(Allowance for loan losses)	(8,166,320)	(5,513,198)	(8,331,429)	(5,674,921)
Other receivables with loan characteristics	9,247,817	8,388,387	10,086,711	8,932,169
Receivables from guarantees honored	147,301	142,872	147,301	142,872
Advances on foreign exchange contracts	7,382,564	6,738,669	7,382,564	6,738,669
Sundry	2,114,935	1,750,526	2,953,956	2,296,065
(Provision for other losses)	(396,983)	(243,680)	(397,110)	(245,437)
Lease operations	17,205	25,086	31,549	16,779
Lease operations	17,686	25,370	60,338	51,717
(Allowance for lease losses)	(481)	(284)	(28,789)	(34,938)
Total	107,419,544	87,417,487	109,591,948	88,729,857

6.b) Details of the loan portfolio by sector, including operations with loan characteristics classified as "Other receivables":

	BB - Domestic and Foreign Branches				BB - Consolidated			
	09.30.2006	%	09.30.2005	%	09.30.2006	%	09.30.2005	%
Public sector	3,448,011	3.0	3,705,093	4.0	3,475,829	3.0	3,723,046	4.0
Domestic	471,311	0.4	425,904	0.4	471,311	0.4	425,904	0.4
Government	222,938	0.2	204,781	0.2	222,938	0.2	204,781	0.2
Direct administration	209,503	0.2	188,988	0.2	209,503	0.2	188,988	0.2
Indirect administration	13,435	—	15,793	—	13,435	—	15,793	—
Business entities	248,373	0.2	221,123	0.2	248,373	0.2	221,123	0.2
Industry	163,313	0.1	129,323	0.1	163,313	0.1	129,323	0.1
Commerce	—	—	312	—	—	—	312	—
Financial services	68,342	0.1	68,888	0.1	68,342	0.1	68,888	0.1
Other services	16,718	—	22,600	—	16,718	—	22,600	—
Abroad	2,976,700	2.6	3,279,189	3.6	3,004,518	2.6	3,297,142	3.6
Business entities	2,976,700	2.6	3,279,189	3.6	3,004,518	2.6	3,297,142	3.6

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

	BB - Domestic and Foreign Branches				BB - Consolidated			
	09.30.2006	%	09.30.2005	%	09.30.2006	%	09.30.2005	%
Industry	54,207	0.1	—	—	54,207	—	—	—
Other banks	68,360	—	—	—	—	—	—	—
Public Services	—	0.1	3,279,189	3.6	68,362	—	3,297,142	3.6
Other services	2,854,133	2.5	—	—	2,881,949	2.4	—	—
PRIVATE SECTOR	112,535,317	97.1	89,469,556	96.0	114,873,447	97.1	90,962,107	96.0
Domestic	106,589,534	91.9	85,161,580	91.5	107,450,869	90.8	85,720,484	90.5
Rural	35,695,505	30.8	29,735,035	31.9	35,695,505	30.2	29,735,035	31.4
Industry	26,407,863	22.8	19,894,222	21.4	26,734,384	22.6	20,076,696	21.2
Commerce	12,205,575	10.5	10,171,120	10.9	12,426,950	10.5	10,329,327	10.9
Financial services	158	—	1,070	—	158	—	1,070	—
Other services	11,475,138	9.9	8,630,925	9.3	11,696,602	9.9	8,753,223	9.2
Private Individuals	20,805,295	17.9	16,729,208	18.0	20,897,271	17.7	16,825,133	17.8
Abroad	5,945,783	5.2	4,307,976	4.5	7,422,578	6.3	5,241,623	5.5
BB Group	46,269	—	34,352	—	32,845	—	12,222	—
Commerce	684,109	0.6	523,433	0.6	829,249	0.7	599,095	0.6
Industry	4,307,062	3.7	3,154,972	3.4	5,547,272	4.7	3,829,552	4.0
Other companies	40,609	—	12,409	—	40,574	—	51,971	0.2
Other banks	588,760	0.5	402,369	0.4	621,096	0.5	419,533	0.4
Private Individuals	7,154	—	10,061	—	7,528	—	10,530	—
Other services	271,820	0.2	170,380	0.1	344,014	0.3	318,720	0.3
Total	115,983,328	100.1	93,174,649	100.0	118,349,276	100.0	94,685,153	100.0

6.c) Details of the loan portfolio by risk level and maturity, including operations with loan characteristics classified as "Other receivables":

	BB - Domestic and Foreign Branches Loans falling due										
Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Above 360	Total portfolio 09.30.2006	%	Total portfolio 09.30.2005	%
AA	1.094.640	921,994	1,236,271	1,382,466	2,611,315	1,543,626	8,872,481	17,662,793	16%	17,098,493	20%
A	999,469	1,323,544	2,128,069	2,131,460	4,707,088	7,224,515	13,188,273	31,702,418	30%	26,275,622	30%
B	929,769	495,531	1,103,260	1,622,797	3,205,224	5,865,126	20,338,374	33,560,081	31%	29,104,673	33%
C	435,733	227,240	520,849	584,338	1,566,015	2,057,114	12,018,932	17,410,221	16%	9,683,280	11%
D	197,449	72,809	130,293	164,913	419,155	424,492	4,057,340	5,466,451	5%	3,356,406	4%
E	28,030	7,892	31,201	30,004	87,732	79,718	811,293	1,075,870	1%	659,334	1%
F	9,269	4,763	5,596	15,664	37,282	37,070	302,162	411,806	—	215,750	—
G	5,849	2,980	34,641	12,698	32,609	21,239	430,903	540,919	—	124,089	—
H	28,574	10,715	29,215	42,191	123,078	157,824	1,488,106	1,879,703	1%	779,317	1%
Total	3,728,782	3,067,468	5,219,395	5,986,531	12,789,498	17,410,724	61,507,864	109,710,262	100%	87,296,964	100%

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

BB - Domestic and Foreign Branches Loans overdue

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Above 360	Total portfolio 09.30.2006	%	Total portfolio 09.30.2005	%
B	55,958	299,040	23,213	19,733	15,219	—	8	413,171	7%	501,000	9%
C	59,491	284,735	378,135	37,166	37,561	437	—	797,525	13%	823,786	14%
D	35,552	100,629	152,240	301,564	94,577	371	—	684,933	11%	1,083,180	19%
E	20,547	71,191	57,050	91,265	324,269	31,258	—	595,580	9%	713,344	12%
F	9,025	17,452	31,826	38,280	366,320	34,686	42	497,631	8%	487,774	8%
G	3,472	14,339	46,535	27,943	319,774	32,439	280	444,782	7%	322,283	5%
H	14,023	75,390	102,488	96,404	363,451	1,592,582	595,106	2,839,444	45%	1,946,318	33%
Total	198,068	862,776	791,487	612,355	1,521,171	1,691,773	595,436	6,273,066	100%	5,877,685	100%

BB - Consolidated Loans falling due

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Above 360	Total portfolio 09.30.2006	%	Total portfolio 09.30.2005	%
AA	1,118,132	930,219	1,248,674	1,359,929	2,631,534	1,613,413	9,026,958	17,928,859	16%	17,396,420	20%
A	1,023,436	1,329,035	2,138,804	2,326,785	4,738,024	7,302,531	14,201,456	33,060,071	30%	26,866,510	30%
B	939,209	503,747	1,120,433	1,639,535	3,256,617	5,948,351	20,536,501	33,944,393	30%	29,395,134	33%
C	438,161	235,779	525,546	590,813	1,589,175	2,078,534	12,077,013	17,535,021	16%	9,765,807	11%
D	198,534	73,830	132,131	166,726	426,702	433,626	4,071,401	5,502,950	5%	3,402,130	4%
E	29,840	8,900	32,229	31,702	92,446	86,276	813,383	1,094,776	1%	679,475	1%
F	9,451	4,811	5,783	15,842	37,779	37,881	303,157	414,704	—	217,204	—
G	5,924	3,019	34,713	12,770	32,817	21,529	431,256	542,028	—	124,955	—
H	30,028	10,961	29,685	42,645	124,313	159,623	1,610,193	2,007,448	1%	913,671	1%
Total	3,792,715	3,100,301	5,267,998	6,186,747	12,929,407	17,681,764	63,071,318	112,030,250	100%	88,761,306	100%

BB - Consolidated Loans overdue

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Above 360	Total portfolio 09.30.2006	%	Total portfolio 09.30.2005	%
B	55,988	299,081	23,216	19,733	15,219	—	8	413,245	7%	501,084	9%
C	60,422	288,556	378,258	37,167	37,561	437	—	802,401	13%	831,557	14%
D	35,627	100,817	156,572	301,610	94,578	371	—	689,575	11%	1,086,757	19%
E	20,568	71,612	57,798	94,491	324,623	31,258	—	600,350	10%	716,965	12%
F	9,037	17,571	32,000	38,618	369,323	34,686	42	501,277	8%	491,182	8%
G	3,478	14,364	46,597	28,020	322,879	32,439	280	448,057	7%	325,444	5%
H	14,087	75,562	102,918	96,765	368,157	1,611,408	595,224	2,864,121	45%	1,970,858	33%
Total	199,207	867,563	797,359	616,404	1,532,340	1,710,599	595,554	6,319,026	100%	5,923,847	100%

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

6.d) Details of the allowance for loan losses by risk level, including operations with loan characteristics classified as "Other receivables":

BB - Domestic and Foreign Branches

Risk Level	% Allowance	Balance 09.30.2006	Allowance 09.30.2006	Balance 09.30.2005	Allowance 09.30.2005
AA	0	17,662,793	—	17,098,493	—
A	0.5	31,702,418	158,512	26,275,622	131,378
B	1	33,973,251	339,733	29,605,673	296,057
C	3	18,207,745	546,232	10,507,066	315,212
D	10	6,151,385	615,138	4,439,586	443,959
E	30	1,671,449	501,435	1,372,678	411,803
F	50	909,437	454,718	703,524	351,761
G	70	985,701	689,991	446,372	312,461
H	100	4,719,151	4,719,151	2,725,635	2,725,635
Subtotal		115,983,328	8,024,910	93,174,649	4,988,266
Additional allowance foreign*		—	28,197	—	32,004
Additional allowance domestic **		—	510,677	—	736,892
Total		115,983,328	8,563,784	93,174,649	5,757,162

BB - Consolidated

Risk Level	% Allowance	Balance 09.30.2006	Allowance 09.30.2006	Balance 09.30.2005	Allowance 09.30.2005
AA	0	17,928,857	—	17,396,420	—
A	0.5	33,060,071	165,300	26,866,510	134,333
B	1	34,357,638	343,576	29,896,218	298,962
C	3	18,337,420	550,123	10,597,364	317,921
D	10	6,192,528	619,253	4,488,887	448,889
E	30	1,695,125	508,537	1,396,440	418,932
F	50	915,980	457,990	708,386	354,193
G	70	990,085	693,060	450,399	315,279
H	100	4,871,572	4,871,572	2,884,529	2,884,529
Subtotal		118,349,276	8,209,411	94,685,153	5,173,038
Additional allowance foreign*		—	37,208	—	42,002
Additional allowance domestic **		—	510,709	—	740,256
Total		118,349,276	8,757,328	94,685,153	5,955,296

* Additional allowance required by local legislation.

** Additional allowance domestic contemplates R$ 280 million to prudently reflet the risks existent in the portfolio. In addition, it also contemplates R$ 210 million related to charges upon operations included in Proagro, pending reimbursements by the Central Bank.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

6.e) Changes in the allowance for loan and lease losses and for operations with loan characteristics classified as "Other receivables":

	BB - Domestic and Foreign branches		BB - Consolidated	
	3rd quarter/2006	3rd quarter/2005	3rd quarter/2006	3rd quarter/2005
Opening balance	8,224,449	5,699,050	8,414,471	5,892,557
Provision/(reversal)	1,368,124	951,869	1,385,093	965,825
Exchange variation on allowances—foreign	110	(4,519)	532	(12,688)
Loans written off	(1,028,899)	(889,238)	(1,042,768)	(890,398)
Closing balance	8,563,784	5,757,162	8,757,328	5,955,296

6.f) Changes in the provision for loss on other receivables without loan characteristics:

	BB - Domestic and Foreign branches		BB - Consolidated	
	3rd quarter/2006	3rd quarter/2005	3rd quarter/2006	3rd quarter/2005
Opening balance	3,021,964	2,111,380	3,034,936	2,121,791
Provision/(reversal)	244,151	200,394	244,808	200,394
Exchange variation on allowances—foreign	—	(226)	—	(226)
Loans written off	(4,879)	(205)	(5,234)	(143)
Closing balance	3,261,236	2,311,343	3,274,510	2,321,816

6.g) Supplementary information:

	BB - Domestic and Foreign branches		BB - Consolidated	
	3rd quarter/2006	3rd quarter/2005	3rd quarter/2006	3rd quarter/2005
Renegotiated loans	5,741,343	1,054,618	5,741,343	1,054,618
Recoveries of loans written off *	268,768	184,232	272,196	245,375

* Recorded in the statement of income in the account "Income from loan operations", as permitted by CMN Resolution 2836/05.30.2001, where R$ 6,399 thousand (R$ 2,846 thousand in 09.30.2005) refer to loans to individuals and corporate entities.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

NOTE 7. Other Receivables

a) Foreign exchange portfolio

	Current and long-term	
	BB - Domestic and Foreign Branches and BB - Consolidated	
	09.30.2006	09.30.2005
Forward foreign exchange purchases pending settlement	8,756,706	7,585,494
Bills of exchange and time drafts in foreign currency	90,918	89,538
Receivables from sales of foreign exchange	13,306,260	19,556,061
Advances received	(11,867,189)	(18,055,088)
Foreign currency receivables	6,806	11,052
Income receivable on advances granted	139,721	83,104
Income receivable on financed imports	30	11
Total	10,433,252	9,270,172

7.b) Specific credits

These are credits from the Federal Treasury of R$ 663,055 (R$ 592,843 thousand in 09.30.2005) for the extension of terms of rural financing, as determined by Law 9138/1995.

7.c) Sundry

	Current and long-term			
	BB-Domestic and Foreign branches		BB-Consolidated	
	09.30.2006	09.30.2005	09.30.2006	09.30.2005
Salary and other advances	135,979	116,411	136,004	116,440
Accounts receivable—Federal Treasury	436,691	368,728	436,691	368,728
Accounts receivable—credit card operations	1,568,900	1,187,948	1,568,900	1,187,948
Accounts receivable—other	431,830	309,320	439,854	318,746
Tax credits (Note 18)	9,194,493	6,695,303	9,310,769	6,814,642
Sundry debtors—foreign	24,358	14,967	24,426	15,302
Sundry debtors—domestic*	5,915,353	4,122,255	5,918,552	4,124,091
Receivables from guarantee deposits**	13,151,307	10,820,877	13,213,230	10,874,014
Income tax and social contribution on net income to offset	1,627,291	1,238,094	1,670,474	1,294,689
Receivables from sale of assets and rights	429,265	485,510	429,265	499,881
Other	412,135	245,907	247,953	143,069
Total	33,327,602	25,605,320	33,396,118	25,757,550

* Includes the net amount of R$ 2,744,191 thousand equivalent to the total of the Actuarial Asset CVM No. 371 and of the Actuarial Asset relating to the 1997 Contract (R$ 3,422,094 at 09.30.2005, relating to the sum of Actuarial Asset CVM No. 371 and of the PREVI actuarial liability relating to the 1997 contract), as shown in Note 23.e.

** Includes R $11,007,995 (R$ 9,037,026 at 09.30.2005) relating to filing appeals of tax claims (Note 17.d), R$ 1,499,526 (R$ 1,348,971 at 09.30.2005) relating to filing appeals of labor claims and R$ 637,930 (R$ 425,064 at 09.30.2005) relating to other appeals, in the Bank.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

NOTE 8. Other Assets

	Current and long-term			
	BB-Domestic and Foreign branches		BB-Consolidated	
	09.30.2006	09.30.2005	09.30.2006	09.30.2005
Non-operating assets	274,702	287,561	294,069	294,154
Supply materials	20,429	24,869	20,429	24,869
Total	295,131	312,430	314,498	319,023

NOTE 09. Deposits

	Current and long-term			
	BB-Domestic and Foreign branches		BB-Consolidated	
	09.30.2006	09.30.2005	09.30.2006	09.30.2005
Demand deposits	32,401,799	27,666,964	32,447,996	27,693,671
Related companies	567,009	641,474	567,009	641,474
Individuals	11,940,711	10,044,621	11,950,334	10,050,977
Corporate entities	11,893,225	9,906,691	11,933,656	9,927,783
Financial institutions	212,535	270,738	208,186	269,077
Government	1,978,153	1,975,697	1,978,153	1,975,697
Federal Treasury	261,141	196,067	261,141	196,067
Domiciled abroad	15,329	24,286	14,974	24,233
Restricted	3,868,229	3,215,200	3,869,076	3,216,173
In foreign currency	1,640,224	1,361,913	1,640,224	1,361,913
Other	25,243	30,277	25,243	30,277
Savings deposits	34,447,132	32,093,384	34,447,132	32,093,384
Individuals	32,449,043	30,386,281	32,449,043	30,386,281
Corporate entities	1,590,797	1,338,507	1,590,797	1,338,507
Related companies	403,151	366,155	403,151	366,155
Financial institutions	4,141	2,441	4,141	2,441
Interbank deposits	8,874,417	12,414,249	5,578,713	5,885,161
Time deposits	72,200,044	56,848,658	72,270,819	56,906,543
Time deposits	34,154,082	27,301,973	34,224,857	27,359,858
Time deposits in foreign currency	770	587	770	587
Time deposits with automatic renewal	179,267	184,938	179,267	184,938
Remunerated judicial deposits	22,613,858	18,668,945	22,613,858	18,668,945
Special deposits relating to funds and programs (Note 13.c)	15,252,067	10,692,215	15,252,067	10,692,215
Deposits for investments	157,457	93,372	157,457	93,372
Total	148,080,849	129,116,627	144,902,117	122,672,131

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

NOTE 10. Borrowings—Foreign Borrowings

	BB-Domestic and Foreign Branches						
	Up to 90 days	From 91 to 360 days	from 1 to 3 years	from 3 to 5 years	from 5 to 15 years	Total 09.30.2006	Total 09.30.2005
Exports	69,795	67,118	—	—	—	136,913	198,224
Imports	111,536	196,646	53,148	17,309	12,306	390,945	248,704
Bankers	358,650	—	—	—	—	358,650	426,951
Onlend to the public sector	269,410	190,285	572,095	79,134	1,498,669	2,609,593	3,062,309
Borrowings from BB Group companies overseas	470,804	235,402	2,283,353	—	—	2,989,559	1,788,300
Borrowings by BB Group companies overseas	420,747	691,557	—	—	—	1,112,304	1,021,670
Total	1,700,942	1,381,008	2,908,596	96,443	1,510,975	7,597,964	6,746,158

	BB-Consolidated						
	Up to 90 days	From 91 to 360 days	from 1 to 3 years	from 3 to 5 years	from 5 to 15 years	Total 09.30.2006	Total 09.30.2005
Exports	—	—	—	—	—	—	15,524
Imports	55,932	137,432	50,246	17,244	12,306	273,160	206,531
Bankers	358,650	—	—	—	—	358,650	426,951
Onlend to the public sector	269,410	190,285	572,095	79,134	1,498,669	2,609,593	3,062,309
Borrowings by BB Group companies overseas	403,666	687,206	—	—	—	1,090,872	995,749
Total	1,087,658	1,014,923	622,341	96,378	1,510,975	4,332,275	4,707,064

Banco do Brasil S.A. policy in respect of its foreign borrowings is to seek the lowest possible cost for the maturity, type of instrument, and its balance sheet profile. The Bank uses the Libor and US Treasury rates, respectively, as references for its financial and capital transactions, constantly monitoring rates in the various markets.

NOTE 11. Domestic Onlending – Official Institutions

Programs	Financial charges	BB-Domestic and Foreign branches		BB-Consolidated	
		09.30.2006	09.30.2005	09.30.2006	09.30.2005
Federal Treasury		3,035,061	3,990,874	3,035,061	3,990,874
Rural credit		3,035,061	3,990,874	3,035,061	3,990,874
Farming/livestock breeding	TR or 9% p.a.	39,130	38,257	39,130	38,257
Cocoa	TJLP + 0.6% p.a. or 6.35% p.a.	42,600	38,743	42,600	38,743
Pronaf	TMS (available) or 1% p.a. to 7.25% p.a. (Invested)	2,717,085	3,645,403	2,717,085	3,645,403
Recoop	5.75% p.a. to 7,25% p.a.	236,246	268,470	236,246	268,470
Other	—	—	1	—	1
BNDES	*	4,308,161	3,779,385	4,308,161	3,779,385
Finame	**	5,354,462	3,808,903	5,363,757	3,817,206
Other institutions		641,007	559,563	641,159	559,696
Prohemp Funds	—	886	1,093	886	1,093
FBB—Fundec II	—	9,871	13,074	9,871	13,074
Funcafé	TR or TMS (available) or TJLP + 3% p.a. or 4% p.a. or 5% p.a. (Invested)	630,094	545,211	630,094	545,211
Other	—	156	185	308	318
Total		13,338,691	12,138,725	13,348,138	12,147,161

* BNDES
- Programs with fixed interest rates: interest paid to the BNDES varies from 3% p.a. to 7.75% p.a.
- Programs with TJLP or foreign exchange variation: interest paid to the BNDES varies from 0.5% p.a. to 5.5% p.a.

** Finame
- Programs with fixed interest rates: interest paid to BNDES/FINAME varies from 3.75% p.a. to 11% p.a.
- Programs with TJLP or foreign exchange variation: interest paid to BNDES/FINAME and BNDES/EXIM varies from 1% p.a. to 11.47% p.a.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

NOTE 12. Funds Obtained in Foreign Capital Markets (in R$/US$ million)

Transactions	Coupon	Amount	Date of funding	Maturity
a) DIRECT FUND RAISING				
"Global medium—term notes" program (a.1)	9.375% p.a.	US$ 200	Jun/97	Jun/07
"Global medium—term notes" program (a.1)	Zero – cupom	R$200	Dec/04	Dec/07
Subordinated Debt	8.5% p. a.	US$ 300	Sep/04	Sep/14
Perpetual bonus (a.2)	7.95% p.a.	US$ 500	Jan/06	—
b) FUND RAISING THROUGH SPC				
Securitization of the flow of electronic remittances (MT—100) (b.1)	7.890% p.a.	US$ 450	Dec/01	Dec/08
Securitization of the flow of electronic remittances (MT—100) (b.1)	Libor 3m+0.60% p.a.	US$ 300	jul/02	jun/09
Securitization of the flow of electronic remittances (MT—100) (b.1)	7.890% p.a.	US$ 40	Sep/02	Sep/09
Securitization of the flow of electronic remittances (MT—100) (b.1)	7.26% p.a.	US$ 120	Mar/03	Mar/10
Securitization of the flow of electronic remittances (MT—100) (b.1)	6.55% p.a.	US$ 250	Dec/03	Dec/13
Securitization of credit card receivables—Visanet (b.2)	5.911% p.a.	US$ 178	Jul/03	Jun/11
Securitization of credit card receivables—Visanet (b.2)	4.777% p.a.	US$ 45	Jul/03	Jun/11

Total issued per program:

	Foreign currency		Reais*
"Global medium-term notes" program		—	200
"Global medium-term notes" program – GMTN	US$	200	435
Securitization of the flow of electronic remittances (MT—100)	US$	1,160	2521
Securitization of credit card receivables – Visanet	US$	223	485
Subordinated Debt	US$	300	652
Perpetual bonus	US$	500	1087
Total			5380

* Exchange rate: US$ 1,00 x R$ 2.1734.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

a.1) Recorded under Foreign marketable securities. On August 31, 2006, Moody's Investors Service Inc. upgraded the bonus in foreign currency rating of Banco do Brasil to investment grade, at the Baa3 classification.

Serie	Issue date	Maturity date	Volume	Term (years)	Coupon (%)	Issue Price	Return to the investor	Current rating
007	06/09/97	06/15/07	US$ 200 MM	10	9,375	99.219%	9.50%	Baa3
012	12/17/04	12/17/07	R$ 200 MM	3	zero	62.0385%	17.25%	—

a.2) Recorded in Other Liabilities – Hybrid Capital and Debt Instruments. On January 23, 2006, Banco do Brasil S.A concluded a foreign funding in the amount of US$ 500,000,000.00 through launching of perpetual securities. The operation has a redemption option by initiative of the issuer ("call") as from the 5th year, and, quarterly, each interest payment date thereafter. The issue price was of 100% and coupon, quarterly, of 7.95% p.a. was the lower price ever paid by a Brazilian issuer until that date.

The terms of these Perpetual Securities enable the Bank to suspend quarterly payments of interest and/or accessory obligations on said securities issued (which will not be due or accumulated) if: (i) the Bank determines that it cannot afford or the payment of these charges causes the Bank fails to be in conformity with the capital adequacy levels then required by the Central Bank of Brazil or its financial indicators are below the minimum level required by the regulation applicable to Brazilian banks, (ii) the Central Bank of Brail or Regulatory authorities determine the suspension of said charges, (iii) any insolvency or bankruptcy event occurs, (iv) any default event occurs, or (v) the Bank opts for suspending these payments for any other reason.

In the event the Bank decides to suspend the payment of interest and accessory obligations due to Perpetual Securities in view of the reasons mentioned in item (v) above, the terms of the Perpetual Securities set forth that, until such payments are resumed for a period equivalent to 12 months, the Bank (a) may not recommend them to its shareholders and, in accordance with applicable legislation, the Bank will act in such a way as to prevent the statement or payment of dividends or interest on own capital on its common shares, and (b) it will be subject to restrictions on its capacity to redeem or otherwise acquire its common shares.

b.1) Recorded under Foreign marketable securities. The transaction was carried out through the Special Purpose Company (SPC) "Dollar Diversified Payment Rights Finance Company", incorporated under the laws of the Cayman Islands on November 6, 2001. The Head Office of the SPC is at BNP Paribas Private Bank & Trust Cayman Limited, P.O. Box 10632 APO 3rd Floor Royal Bank House, Shedden Road, George Town, Grand Cayman, Cayman Islands, British West Indies. The capital of the SPC is US$1,000.00, divided into 1,000 shares of US$1.00 each. Banco do Brasil S.A. ("BB") does not hold the control, is not a shareholder, the owner, or is a beneficiary of any of the results of operations of the SPC. On December 14, 2001, this SPC entered into an Administration Services Agreement with BNP Paribas Private Bank & Trust Cayman Limited. The SPC has declared that it does not have any subsidiaries, employees or debt, except for the securities described below.

The SPC was incorporated for the sole purpose of carrying out the transactions described below. The purpose of the SPC is: (a) issue and sell securities in the international market; (b) use funds raised with the issue of securities to pay for the purchase from BB of BB's rights on payment orders issued by

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

correspondent banks in the USA and by BB's New York branch, in US dollars, to any BB branch in Brazil (Remittance Rights); (c) pay the principal and interest on securities and make other payments established in the related security issue agreements

The SPC has no material assets other than the funds obtained from the issue of its capital, the Remittance Rights, and the duties arising from the issue agreements. The SPC's liabilities consist of the five issues of securities made in the international capital market, as follows:

Serie	Issue date	Maturity date	Amount (US$)	Term (years)	Coupon (%)	Issue Price	Return to the investor	Current rating
2001-1	12/27/01	12/15/08	450,000,000	7	7.890	100.0000	7.89%	BBB/Baa1
2002-1	07/03/02	06/15/09	300,000,000	7	L3M+0,60	100.0000	L3M+0,60	AAA/Aaa
2002-2	09/11/02	09/15/09	40,000,000	7	7.890	100.0000	7.89%	BBB/Baa1
2003-1	03/17/03	03/15/10	120,000,000	7	7.260	100.0000	7.26%	BBB/Baa1
2003-2	12/19/03	12/16/13	250,000,000	10	6.550	100.0000	6.55%	BBB/Baa1
		Total	1,160,000,000					

The liabilities arising from the securities are paid by the SPC using the funds accumulated in its account. When the amount corresponding to the next interest and/or amortization installment is reached in SPC's account, the entire excess amount is automatically released to BB.

This structure resulted in the reduction of the Brazil risk and helped obtain an investment grade rating for the transaction which, in the final analysis, reduced BB's fund raising cost. For the beneficiaries of the dekasseguis' remittances in Brazil, nothing changed because even after the sale of the Remittance Rights to the SPC, BB regularly and punctually fulfills all payment orders within the same deadlines as previously.

Under this structure, after the final maturity of each transaction, the SPC will have repaid all interest and principal of the transaction thus returning the full ownership of the flow of remittances to BB. Based on its analysis of the transaction, BB is not exposed to any potential loss.

b.2) Recorded in Other liabilities—Contracts for assumption of liabilities. The transaction was carried out through the Special Purpose Company (SPC) "Brazilian Merchant Voucher Receivables", incorporated under the laws of the Cayman Islands on May 16, 2003. The Head Office of the SPC is at Walkers SPV limited, P.O. Box 908 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

The capital of the SPC is US$1,000.00, divided into 1,000 shares of US$1.00 each. Banco do Brasil S.A. ("BB") does not hold the control, is not a shareholder, the owner, or is a beneficiary of any of the results of operations of the SPC. On 07.09.2003, the SPC entered into a Corporate Services Agreement with Walkers SPV Limited.

The SPC was incorporated for the sole purpose of carrying out the transactions described below. The purpose of the SPC is: (a) issue and sell securities in the international market; (b) use funds raised with the issue of securities to pay for the purchase of the current and future rights of Companhia Brasileira de Meios de Pagamento ("Visanet") against Visa International Service Association on receivables ("Receivables") arising from (i) credit or debit purchases made in Brazil, in any currency processed by

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

Visanet, using Visa cards issued by financial institutions located outside Brazil, or (ii) credit or debit purchases, processed by Visanet in foreign currency, made using Visa cards issued by financial institutions located in Brazil; c) pay the principal and interest on the securities and make other payments established in the related security issue agreements.

The SPC stated that it does not have any significant assets other than the funds from the issue of its capital and from the Receivables. It also stated that it does not have significant liabilities other than the obligations arising from the contracts for issue of securities.

The SPC's liabilities consist of two issues of securities carried out in the international capital market, as follows:

Serie	Issue date	Maturity date	Amount (US$)	Term (years)	Coupon	Issue Price	Return to the investor	Rating Current rating
2003-1........	07/10/03	06/15/11	400,000,000*	8	5.911	100.0000	5.955%	BBB+/Baa1
2003-2........	07/10/03	06/15/11	100,000,000**	8	4.777	95.0000	5.955%	BBB+/Baa1
		Total	500,000,000					

* Pursuant to the Series 2003 Visanet Support Agreement, BB received the amount of US$ 178,473,952, as described in the text below.

** Pursuant to the Series 2003 Visanet Support Agreement, BB received the amount of US$ 44,618,488, as described in the text below.

The liabilities arising from the securities are paid by the SPC using the funds accumulated in its account. When the amount corresponding to the next interest and/or amortization installment is reached in the SPC's account, the entire excess amount is automatically released to Visanet.
Under the structure, which included, among other agreements, the agreement called "Series 2003 Visanet Support Agreement", entered into on July 10, 2003 by Visanet, BB and Bradesco, Visanet agreed to transfer to BB the funds arising from the sale of the Receivables, at the ratio of 44.618488%, calculated based on the shareholding interest of BB in Visanet on the transaction closing date, resulting in US$ 223,092,440.00 of funds being raised by BB.
Also under the same agreement, BB agreed to periodically transfer to Visanet amounts equivalent to the Receivables held by Visanet for the account of the SPC, pursuant to the Receivables purchase and sale agreement, at the ratio of 44.618488%.
This structure resulted in the reduction of the Brazil risk and helped obtain an investment grade rating for the transaction which, in the final analysis, reduced BB's fund raising cost.
Under this structure, after the final maturity of each transaction, the SPC will have repaid all interest and principal of the transaction thus returning the full ownership of the Receivables to Visanet.
Based on its analysis of the transaction, BB is not exposed to any potential loss.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

NOTE 13. Other liabilities

13.a) Foreign exchange portfolio

	Current and long-term BB-Domestic and Foreign branches and BB-Consolidated	
	09.30.2006	09.30.2005
Forward foreign exchange sales pending settlement	13,323,618	18,544,673
Advances in foreign currencies	(4,129)	(23,180)
Import financing	(73,070)	(21,939)
Foreign exchange purchase liabilities	8,803,655	8,219,295
Advances on foreign exchange contracts	(7,209,403)	(6,738,669)
Foreign currency payables	13,506	27,262
Unearned income on advances granted	4,510	3,658
Charges payable on advances received	56	—
Total	14,858,743	20,011,100

13.b) Financial and development funds

	Current and long-term BB-Domestic and Foreign Branches and BB-Consolidated	
	09.30.2006	09.30.2005
PIS/PASEP	1,416,275	1,398,587
Merchant Navy	14,915	11,550
Land and Agrarian Reform—BB Banco da Terra	2,600	61,119
Special Lending Program for Agrarian Reform – Procera	321,279	324,197
Consolidation of Family Farming (CAF)	12,683	49,302
Fight against Poverty/Our First Land (CPR/NPT)	30,475	53,061
Other	22,356	21,165
Total	1,820,583	1,918,981

13.c) Fund for Worker Assistance (FAT) and Fund to Guarantee the Increase in Employment and Earnings (FUNPROGER)

FAT is a special accounting and financial fund, established by Law 7998/90, enacted on 01/11/90, attached to the Ministry of Labor and Employment (MTE) and managed by the Executive Council of the Worker Assistance Fund (CODEFAT). CODEFAT is a collective, tripartite and equal level organization, composed of representatives of workers, employers and government, which acts as the manager of FAT.

The main sources of funding of FAT are contributions payable to the Social Integration Program (PIS) and to the Public Service Employees Savings Program (PIS/PASEP).

FAT's objective is to fund the Unemployment Insurance Program (with specific responsibilities for payment of unemployment insurance benefits, professional qualification and requalification, and

orientation and intermediation of employment), the Salary Bonus (paragraph 3 of article 239 of the Federal Constitution), and finance programs for economic development as well as to promote employment.

The main actions to promote employment using FAT funds are centralized in the Programs for the Increase in Earnings (PROGER), whose resources are allocated by special deposits, established by Law 8352/91, in official federal financial institutions (including, among others, PROGER in the Urban—Investment and Working Capital- and Rural, the National Program for Strengthening of Family Farming—PRONAF, the program that allocates resources for the purchase of construction materials—FAT Housing, in addition to the special lines such as FAT Rural and Urban Integration, FAT Giro Setorial—Micro and Small-Sized Companies, FAT Giro Setorial—Medium and Large-Sized Companies, FAT Fomentar—Micro and Small-Sized Companies, FAT Fomentar—Medium and Large-Sized Companies, FAT Giro Agropecuário and FAT Digital Inclusion).

Banco do Brasil has a partnership with FAT in the conduct of the employment and income generation programs, through special deposits to be applied in Proger, Urban and Rural, in Pronaf, in FAT Housing and in the special lines mentioned above; for this purpose, the Bank offers credit lines directed to mini and small companies, cooperatives, informal economy and rural workers.

The FAT special deposits, allocated with Banco do Brasil, while available, incur interest on a daily "pro rata" basis using the TMS (Average Selic Rate). As they are applied in loans, the interest rate is changed to the TJLP (Long-term Interest Rate) during the effective period of the loans.

The income on the Bank's funds is paid to FAT on a monthly basis, as established in CODEFAT Resolution No. 439, of April 28, 2006.

The Guarantee Fund for Generation of Employment and Earnings (Funproger) is a special accounting fund established on November 23, 1999 by Law 9872, amended by Law 10360, of 12.27.2001, and by Law 11110, of 04.25.2005 and regulated by Codefat Resolution 409 of 10.28.2004, and is managed by Banco do Brasil under the supervision of Codefat/MTE, whose balance at September 30, 2006 is R$ 259,350 thousand (R$ 220,853 thousand at September 30, 2005).

The objective of FUNPROGER is provide guarantees to entrepreneurs who do not have the necessary guarantees of their own to contract PROGER Urbano financing, through the payment of a commission.

The net assets of FUNPROGER are accumulated through funds arising from the difference between the average SELIC Rate and the Long-Term Interest Rate (TJLP) in respect of the remuneration of the special deposit balances available in the FAT. Other sources of funds are the earnings from its operations and the income on its cash resources paid to Banco do Brasil, the Fund manager.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

Program	Resolution/ TADE	Available TMS(1)	Invested TJLP(2)	Total	Return of FAT funds Type (*)	Initial date	Final date
PROGER Rural e PRONAF		1.025.025	6.054.485	7.079.510			
Pronaf Custeio	04/2005	252.047	1.787.181	2.039.228	RA(**)	11/2005	—
Pronaf Investimento	05/2005	82.810	2.655.091	2.737.901	RA(**)	11/2005	—
Giro Rural—Aquisição de Títulos	03/2005	413.987	623.670	1.037.657	SD(***)	04/2007	04/2013
Giro Rural Fornecedores	14/2006	231.345	259.303	490.648	RA(**)	08/2006	—
Rural Custeio	02/2006	1.955	17.546	19.501	RA(**)	11/2005	—
Rural Investimento	13/2005	42.881	711.694	754.575	RA(**)	11/2005	—
PROGER Urbano		191.232	5.446.645	5.637.877			
Urbano Investimento	18/2005	85.932	3.024.534	3.110.466	RA(**)	11/2005	—
Urbano Capital de Giro	15/2005	101.802	2.267.144	2.368.946	RA(**)	11/2005	—
Empreendedor Popular	01/2006	3.498	154.967	158.465	RA(**)	11/2005	—
Other		833.880	1.144.324	1.978.204			
Electric appliances	360/2003	89	159	248	RA(**)	11/2005	—
Exports	027/2005	2.900	3.595	6.495	RA(**)	11/2005	—
Rural Area Integration	026/2005	28.980	333.321	362.301	RA(**)	11/2005	—
Integrar Urbano	025/2005	4.427	128.386	132.813	RA(**)	11/2005	—
Housing-Construction	04/2006	73.881	352.511	426.392	RA(**)	11/2005	—
Digital Inclusion	09/2005	14.557	4.512	19.069	RA(**)	11/2005	—
FAT Giro Setorial Micro and Small Companies	08/2006	37.933	10.097	48.030	RA(**)	06/2006	—
FAT Giro Setorial Médium and Large Companies	09/2006	592.185	303.264	895.449	RA(**)	06/2006	—
FAT Giro Cooperativo Agropecuário	10/2006	64.084	7.940	72.024	RA(**)	07/2006	—
FAT Fomentar Micro and Small Companies	11/2006	487	494	981	RA(**)	08/2006	—
FAT Fomentar Médium and Large Companies	12/2006	14.357	45	14.402	RA(**)	07/2006	—
Total		2.050.137	12.645.454	14.695.591			

(1) Funds remunerated by the TMS:

(2) Funds remunerated by the TJLP:

(*) Type: PU (single payment at the end of the period), PAS (annual and successive installments) and PSS (semiannual and successive installments).

(**) Automatic return (Monthly, 2% over total balance)

(***) Available balance

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

13.d) Sundry

	Current and long-term			
	BB-Domestic and Foreign branches		BB-Consolidated	
	09.30.2006	09.30.2005	09.30.2006	09.30.2005
Provisions for payments(*)	5,501,789	5,094,514	5,505,460	5,097,653
Creditors by residual value advances	851	—	179,177	122,824
Contracts of assumption of liabilities	756,284	944,686	395,054	476,775
Provisions for contingent liabilities (Note 14)	3,164,441	2,879,801	3,194,906	2,908,808
Accounts payable for payment services provided	459,597	420,440	459,597	420,440
Sundry creditors—overseas	22,769	24,555	26,290	25,800
Sundry creditors—domestic	694,326	707,696	702,719	710,844
Credit card operations	1,394,437	1,077,329	1,394,437	1,077,329
Liabilities for official agreements	94,805	79,622	94,805	79,622
Liabilities for purchase of goods and rights	75,430	80,513	75,430	80,513
Funds restricted to credit operations	74,790	135,330	914,795	754,625
Other	53,948	5,308	53,916	5,159
Total	12,293,467	11,449,794	12,996,586	11,760,392

(*) Includes R$ 3,326,405 thousand(R$ 3,086,952 thousand at September 30, 2005) relating to "PREVI Actuarial Liability of the Informal Plan" (exclusive responsibility of the Bank) and the "Cassi Actuarial Liability" at September 30, 2006 (Note 23.e).

13.e) Subordinated debt

	Current and long-term	
	BB-Domestic and Foreign Branches and BB-Consolidated	
	09.30.2006	09.30.2005
Subordinated Debt Qualifying as Capital	8,660,242	7,457,275
Other subordinated debt	24,520	24,998
Total	8,684,762	7,482,272

As from June 30, 2001, as determined by CMN Vote No. 67 of June 28, 2001 and Bacen-Diret Official Letter 2001/1602 of June 29, 2001, Banco do Brasil has considered the funds from the Central-Western Constitutional Fund (FCO) as subordinated debt and as Level II Reference Equity, because of their low level of obligation and length of term in the Bank.
On September 13, 2004, Banco do Brasil carried out its first international issue in the subordinated debt market. The funding amounts to US$ 300 million (R$ 850,921 thousand) with a ten-year maturity. As authorized by the Central Bank of Brazil, the Bank started to consider the amount of this funding, net of the value of free repurchase, as Level II Reference Equity.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

NOTE 14. Provisions for Vacation Pay, Paid Leave and Litigation

The changes in the provisions are as follows:

	BB - Domestic and Foreign branches		BB-Consolidated	
	3rd quarter/2006	3rd quarter/2005	3rd quarter/2006	3rd quarter/2005
14.a) Vacation pay (other liabilities—sundry)				
Opening balance	660,947	637,641	660,947	637,641
Provision/(reversal)	153,759	153,167	153,759	153,167
Provision used	(133,477)	(125,202)	(133,477)	(125,202)
Closing balance	681,229	665,606	681,229	665,606
14.b) Paid leave (other liabilities—sundry)				
Opening balance	575,213	584,661	575,213	584,661
Provision/(reversal)	52,951	52,515	52,951	52,515
Provision used	(58,984)	(48,480)	(58,984)	(48,480)
Closing balance	569,180	588,696	569,180	588,696
14.c) Labor claims (other liabilities—sundry)				
Opening balance	2,232,980	1,948,543	2,232,980	1,948,543
Provision/(reversal)	46,405	117,751	46,405	117,751
Closing balance	2,279,385	2,066,294	2,279,385	2,066,294
14.d) Tax claims (other liabilities—taxes and social security charges)				
Opening balance	30,885	135,482	75,538	173,565
Provision/(reversal)	2,538	2,617	3,879	4,940
Provision used	—	(2)	—	(2)
Closing balance	33,423	138,097	79,417	178,503
14.e) Other legal claims (other liabilities—sundry)				
Opening balance	913,592	768,688	943,389	800,001
Provision/(reversal)	48,245	36,878	48,614	33,132
Provision used	(99,896)	(18,256)	(99,896)	(18,256)
Closing balance	861,941	787,310	892,107	814,877

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

NOTE 15. Analysis of Income Statement Items

15.a) Banking services fees

	BB-Domestic and Foreign branches		BB-Consolidated	
	3rd quarter/2006	3rd quarter/2005	3rd quarter/2006	3rd quarter/2005
Investment funds	241,232	200,569	380,302	321,345
Collections	219,781	185,130	220,162	185,386
Collection services	7,149	7,606	9,021	8,832
Services rendered to related companies	43,975	41,669	61,963	57,122
Fund transfers	34,237	30,989	34,320	31,056
Guarantees granted	14,026	17,039	14,042	17,049
Settlement and transfer of funds systems	160,110	169,107	160,110	169,107
Examination of requests for exclusion from CCF	21,444	21,197	21,444	21,197
PASEP administration	20,890	19,439	20,890	19,439
Loans contracted	181,936	149,366	181,936	149,366
Deposit account fees	72,015	54,571	72,015	54,571
Checking account fees	36,702	28,670	36,702	28,670
Fees for issuing documents	26,562	29,363	26,562	29,363
Fees on register information	17,629	13,038	17,629	13,038
Service package	430,424	381,304	430,424	381,304
Fees for official services	96,470	66,496	96,470	66,496
International trade services	6,184	4,901	6,184	4,901
Third party collection services	51,885	47,267	51,885	47,267
Commissions for administration of public sector debt	11,886	12,019	11,886	12,019
Payments on account of third parties	42,257	35,123	42,257	35,123
Credit cards—annual fees	83,617	73,179	83,617	73,179
Credit cards—fees on withdrawals and purchases	3,008	2,394	3,008	2,394
Credit cards—commissions of issuing bank	91,630	68,580	91,630	68,580
Other services	157,941	140,247	177,607	155,344
Total	2,072,990	1,799,263	2,252,066	1,952,148

15.b) Personnel expenses

	BB-Domestic and Foreign branches		BB-Consolidated	
	3rd quarter/2006	3rd quarter/2005	3rd quarter/2006	3rd quarter/2005
Salaries	(805,463)	(759,834)	(817,908)	(772,307)
Benefits	(211,936)	(205,848)	(213,260)	(207,045)
Social Charges	(373,687)	(305,919)	(377,906)	(310,380)
Training	(13,238)	(12,165)	(13,309)	(12,237)
Directors' fees	(2,840)	(2,347)	(3,279)	(2,905)
Personnel provisions	(378,402)	(403,763)	(378,402)	(403,763)
Provisions for labor claims	(46,123)	(117,727)	(46,123)	(117,727)
Labor claim losses	(94,526)	(110,286)	(94,526)	(110,286)
Total	(1,926,215)	(1,917,889)	(1,944,713)	(1,936,650)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

15.c) Other administrative expenses

	BB-Domestic and Foreign branches		BB-Consolidated	
	3rd quarter/2006	3rd quarter/2005	3rd quarter/2006	3rd quarter/2005
Water, electricity and gas	(62,179)	(56,402)	(62,229)	(56,449)
Rent	(70,437)	(66,557)	(71,682)	(67,802)
Leasing costs	(18,298)	(32,602)	(18,298)	(32,602)
Communications	(209,338)	(200,618)	(212,491)	(204,319)
Maintenance and upkeep	(54,094)	(46,368)	(54,404)	(46,644)
Materials	(30,825)	(33,315)	(30,928)	(33,587)
Data processing	(158,649)	(164,999)	(161,519)	(170,387)
Promotion and public relations	(26,358)	(78,093)	(26,430)	(79,169)
Advertising and publicity	(64,011)	(34,922)	(64,043)	(35,263)
Financial system services	(81,034)	(85,640)	(79,286)	(83,847)
Third party services	(107,662)	(104,023)	(112,713)	(109,795)
Security services	(109,543)	(95,360)	(109,578)	(95,447)
Specialized technical services	(14,708)	(18,126)	(16,000)	(18,764)
Transportation	(104,599)	(81,480)	(104,888)	(81,754)
Domestic travel	(16,238)	(23,865)	(16,386)	(24,246)
Amortization	(47,338)	(36,812)	(47,577)	(39,235)
Depreciation	(129,384)	(117,227)	(129,479)	(117,305)
Expenses with tax and civil lawsuits	(120,048)	(39,576)	(120,048)	(39,576)
Other administrative and expenses	(56,132)	(60,710)	(60,094)	(64,983)
Total	(1,480,875)	(1,376,695)	(1,498,073)	(1,401,174)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

15.d) Other Operating Income

	BB-Domestic and Foreign branches		BB-Consolidated	
	3rd quarter/2006	3rd quarter/2005	3rd quarter/2006	3rd quarter/2005
Recovery of charges and expenses	229,746	97,603	231,291	97,654
Income from Special Operations	17,105	17,663	17,105	17,663
Income from specific credits	18,686	17,198	18,686	17,198
Previ—Contributions parity agreement	44,832	—	44,832	—
Income from payments of INSS benefits	54,127	63,368	54,127	63,368
Warrants Deposits Receivable	306,064	343,580	306,064	343,580
Income from securities and credits receivable from the Federal Treasury	39,241	81,191	39,241	81,191
Dividends received	12,218	15,398	12,218	15,398
Equalization of rates—Law 8427	1,688	4,983	1,688	4,983
Exchange adjustments of credit card transactions	16,825	11,869	16,825	11,869
Overdue advances on exchange contracts	3,584	2,799	3,584	2,799
Personnel expenses—Reversal of provisions	497	4,644	497	4,644
Reversal of operat. provisions-Other-contingent liabilities	73,235	3,720	73,235	3,720
Previ—Benefit Plan 1	47,145	63	47,145	63
Reversion of provisions—Guarantees granted	4,166	6,145	4,166	6,145
Foreign exchange gains	91,531	636,864	91,531	636,864
Taxes paid in error (Note 26.b)	125,487	936,677	125,487	936,677
Other	82,986	43,305	74,010	38,438
Total	1,169,163	2,287,070	1,161,732	2,282,254

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

15.e) Other operating expenses

	BB-Domestic and Foreign branches		BB-Consolidated	
	3rd quarter/2006	3rd quarter/2005	3rd quarter/2006	3rd quarter/2005
Discounts granted on renegotiations—credit operations	(21,572)	(18,148)	(21,572)	(18,148)
Updating of the pension liability	(44,067)	(37,427)	(44,067)	(37,427)
Interest on funds allocated for payment of benefits	(53,608)	(62,985)	(53,608)	(62,985)
Previ—Actuarial Asset Amortization—CVM Resolution n.° 371	(86,583)	—	(86,583)	—
Cassi—Adjustments arising form CVM Resolution 371 371	(94,967)	(94,187)	(94,967)	(94,187)
Premium paid to clients	(73,856)	(63)	(73,856)	(63)
Losses with holdups and burglaries	(13,563)	(57,835)	(13,563)	(57,835)
Errors and fraud	(21,414)	(8,524)	(21,414)	(8,524)
Monetary correction—interest on own capital	(19,143)	—	(19,143)	—
BB Personal Banking expenses	(20,846)	(21,302)	(20,846)	(21,302)
Expenses with credit card operations	(53,736)	(26,514)	(53,736)	(26,514)
Provision for guarantees provided	(1,918)	(6,145)	(1,918)	(6,145)
Foreign exchange losses	—	(1,010,630)	—	(1,010,630)
Law 9138/95—Restatement of funds to be returned to the Federal Treasury	(771)	—	(2,497)	—
Securitization dekasseguis—liabilities with the SPC	(355)	(3,881)	—	—
Securitization SWIFT MT100—liabilities with the SPC	(35,818)	(41,832)	—	—
Due to the uso of sisbacen system	(3.716)	(3.227)	(3.716)	(3.227)
Other financial expenses	(14.022)	(395)	(14.022)	(395)
Others	(72.448)	(60.381)	(90.702)	(76.982)
Total	(659,445)	(1,485,658)	(643,252)	(1,456,546)

* In BB-Consolidated, these obligations are classified as "Foreign marketable securities" in the consolidated statements because of the consolidation of the foreign special purpose entities.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

15.f) Non-operating income

	BB-Domestic and Foreign branches		BB-Consolidated	
	3rd quarter/2006	3rd quarter/2005	3rd quarter/2006	3rd quarter/2005
Non-operating income	37,131	87,894	37,919	90,335
Profit on the sale of assets	7,107	6,372	7,107	6,386
Capital gains	1,416	53,371	1,416	53,371
Rental income	3,481	2,860	3,605	2,860
Valuation of other assets	9,690	10,594	9,690	10,627
Gains with shares and quotas	—	487	637	2,100
Profit on the sale of other assets	13,717	—	13,717	—
Other non-operating income	1,720	14,210	1,747	14,991
Non-operating expenses	(15,243)	(25,885)	(15,388)	(26,816)
Loss on sale of investments	(2)	(6)	(2)	(6)
Loss on sale of assets	(3,845)	(400)	(3,845)	(416)
Capital losses	(5,290)	(5,708)	(5,290)	(5,711)
Loss in value of other assets	(5,500)	(19,637)	(5,510)	(20,241)
Losses with shares and quotas	(310)	(43)	(445)	(307)
Other non-operating expenses	(296)	(91)	(296)	(135)
Total	21,888	62,009	22,531	63,519

NOTE 16. Stockholders' Equity

16.a) Stockholders' equity of R$ 20,197,167 thousand (R$ 16,826,253 thousand at 09.30.2005), equivalent to a net book value of R$ 24.47 per share, comprising the total of 825.316.423 common shares (R$ 21.05 per share at 09.30.2005)—799,359,738 common shares, disregarding treasury stock. The market value of the common share at 09.30.2006 was R$ 47.50 (R$ 43.40 at September 30, 2005).

16.b) Of the subscription bonuses issued by the Bank, the remaining balance of 27,028,746 "C" Bonus, that can be exercised up to the original terms – 03.31.2011 to 06.30.2011.

16.c) Capital the fully subscribed capital increased from R$ 10,797,337 thousand to R$ 11,912,834 thousand in 2006 and comprises 825.316.423 common shares with no par value. The Federal Treasury is the controlling stockholder.
Capital increase derived from capitalization related to incorporation of Expansion Reserves and Capital Reserves and by the exercise of series "B" subscription bonuses in the period of 01/31/2006 to 06/30/2006, resolved in Ordinary and Extraordinary General Meeting of 04/28/2006 and approved by Monetary Authority on 07/06/2006.

16.d) Treasury stock

The Bank purchased 10,234,252,464 preferred shares, equivalent to 1.44% of the total capital, as reimbursement to dissident stockholders not in agreement with the conversion of preferred shares into

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

common shares, approved at the Special Preferred Stockholders' Meeting held on June 7, 2002. These shares were converted into 11,257,677 common shares and remain in treasury in accordance with article 45 of Law 6404/76. These shares were disposed at the Secondary Public Offer held from June 12 to 23, 2006.

16.e) Revaluation reserves

These refer to a revaluation of assets carried out by the associated companies Kepler Weber and by the subsidiary Cobra Tecnologia S.A. The realizations of the reserves in the period, totaling R$ 40 thousand (R$ 34 thousand at September 30, 2005), were transferred to the "Retained earnings" account.

16.f) Mark-to-Market—Securities and Derivatives

In accordance with BACEN Circular Letters 3068/01 and 3082/02, this account records the mark-to-market adjustment of securities available for sale, totaling R$ 209,697 thousand (R$ 26,677 thousand at September 30, 2005), net of tax effects, as per changes in the stockholders' equity account "Mark-to-Market—Securities and Derivatives":

Securities available for sale	09.30.2006 Balance	Net changes Net changes in the quarter	09.30.2006 Balance
Bank	32,978	52,503	85,481
Subsidiaries and affiliates	107,550	77,725	185,275
Tax effects	(41,288)	(19,771)	(61,059)
Total	99,240	110,457	209,697

Securities available for sale	09.30.2005 Balance	Net changes Net changes in the quarter	09.30.2005 Balance
Bank	(72,903)	(20,118)	(93,021)
Subsidiaries and affiliates	32,388	10,161	42,549
Tax effects	18,878	4,917	23,795
Total	(21,637)	(5,040)	(26,677)

16.g) Shareholding positions

As prescribed in paragraphs IV, V, VI and VII of Article 40 of the Bank's by-laws, the shareholding positions are as follows:

Paragraph IV: Shareholdings at 09.30.2006 of all those who hold, directly or indirectly, more than 5% of capital:

Stockholders	Total shares	% Total
Federal Treasury	577,578,036	70.0
Banco do Brasil Employees Retirement Fund (PREVI)	94,415,335	11.4
BNDESPar(*)	30,804,052	3.7
Other shareholders	122,519,000	14.9
Total	825,316,423	100,00

(*) Related to Controlling shareholder.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

Paragraph V: number and characteristics of the securities issued by the Bank and directly or indirectly held by the controlling stockholder, management and members of the Fiscal Council, and

Paragraph VI: changes in ownership of the parties referred to in the previous paragraph of these securities during the preceding twelve months:

Controlling Group	09.30.2006	09.30.2005
Federal Treasury	577,578,036	584,778,036
Previ	94,415,335	112,415,335
BNDESPar	30,804,052	46,964,027
Total	702,797,423	744,157,398

Board of Directors	Position	Common Shares		C Bonds	
		09.30.06	09.30.05	09.30.06	09.30.05
Bernard Appy	President	01	01	—	—
Rossano Maranhão Pinto	Vice-President	01	01	—	—
Carlos Augusto Vidotto	Counselor	02	02	—	—
Francisco Augusto da Costa e Silva	Counselor	02	02	—	—
João Carlos Ferraz	Counselor	02	02	—	—
José Carlos Rocha Miranda	Counselor	01	01	—	—
Tarcísio José Massote de Godoy	Counselor	01	01	—	—

Fiscal Council	Position	Common Shares		C Bonds	
		09.30.06	09.30.05	09.30.06	09.30.05
Otavio Ladeira de Medeiros	President	—	—	—	—
Bruno Walter Coelho Saraiva	Member	—	—	—	—
Eduardo Grande Bittencourt	Member	—	—	—	—
Eustáquio Wagner Guimarães Gomes	Member	—	—	—	—
José Luiz Gomes Rôlo	Member	—	—	—	—
Alfredo Luiz Buso	Deputy	—	—	—	—
Daniel Sigelmann	Deputy	—	—	—	—
Egon Handel	Deputy	—	—	—	—
Marcos Machado Guimarães	Deputy	—	—	—	—
Pedro Paulo Bernardes Lobato	Deputy	—	—	—	—

Executive Board of Directors	Position	Common Shares		C Bonds	
		09.30.06	09.30.05	09.30.06	09.30.05
Rossano Maranhão Pinto	President	01	01	—	—
Adézio de Almeida Lima	Vice-President	02	02	01	01
Aldo Luiz Mendes	Vice-President	126	—	—	—
Antonio Francisco de Lima Neto	Vice-President	—	—	—	—
José Maria Rabelo	Vice-President	20	20	10	10
Luiz Oswaldo Sant'Iago Moreira de Souza	Vice-President	02	02	01	01
Manoel Gimenes Ruy	Vice-President (Substitute)	14	14	6	6
Ricardo Alves da Conceição	Vice-President	715	371	185	185

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

Directors	Position	Common Shares 09.30.06	Common Shares 09.30.05	C Bonds 09.30.06	C Bonds 09.30.05
Augusto Braúna Pinheiro	Director	—	—	—	—
Clara da Cunha Lopes	Director	114	—	—	—
Derci Alcântara	Director	1,182	33	16	16
Francisco Cláudio Duda	Director	461	2	1	1
Glauco Cavalcante Lima	Director	28	22	11	11
Izabela Campos Alcântara Lemos	Director	114	—	—	—
José Carlos Soares	Director	914	219	10	10
José Ricardo Fagonde Forni	Director (substitute)	229	—	—	—
Juraci Masiero	Director	229	—	—	—
Luiz Gustavo Braz Lage	Director	—	—	—	—
Maria da Glória Guimarães dos Santos	Director (substitute)	—	—	—	—
Maria da Graça França	Director	114	—	—	—
Maurício Doff Sotta	Director (substitute)	150	1	—	—
Milton Luciano dos Santos	Director	—	—	—	—
Nilo José Panazzolo	Director	459	—	—	—
Nilson Martiniano Moreira	Director	—	—	—	—
Paulo Euclides Bonzanini	Director	6	—	—	—
Paulo Rogério Caffarelli	Director	183	—	—	—
Ricardo José da Costa Flores	Director	24	19	9	9
Sandro Kohler Marcondes	Director	230	1	—	—
Sérgio Ricardo Miranda Nazaré	Director	114	—	—	—
William Bezerra Cavalcanti Filho	Director	114	—	—	—
Statutory Auditor					
José Danúbio Rozo	Coordinator	—	—	—	—
José Antonio Guarnieri	Member	459	—	—	—
Flavio Fernando da Fontoura Ferreira	Deputy	459	—	—	—

Paragraph VII—number of shares in the market and percentage in relation to the total issued:

BB shares	Number	%
Market*	825,316,423	100.00
Total issued	825,316,423	100.00

* As per Law nr. 6.404.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

NOTA 17. Income Tax and Social Contribution on Net Income

17.a) Details of calculation basis

	BB-Consolidated			
	3rd Quarter 2006		3rd Quarter 2005	
	Income Tax	Social Contribution	Income Tax	Social Contribution
a) Profit before taxation and after employee profit sharing:	4,823,761	4,823,761	6,203,065	6,203,065
—Profit before taxation	4,670,239	4,670,239	5,893,700	5,893,700
—Net income of foreign entities	(279,361)	(279,361)	(326,361)	(326,361)
—Intercompany eliminations	927,256	927,256	888,025	888,025
—Employee profit sharing	(494,373)	(494,373)	(252,299)	(252,299)
b) Permanent additions/(deductions):	(1,822,282)	(1,810,654)	(1,232,440)	(1,201,325)
—Equity in the (earnings)/loss of subsidiary and associated companies	(1,099,149)	(1,099,149)	(482,367)	(482,367)
— Interest on own capital	(693,038)	(693,038)	(628,164)	(628,164)
—Non-deductible expenses and provisions	396,769	396,766	252,827	276,509
—Other additions/(deductions)	(426,864)	(415,233)	(374,736)	(367,303)
c) Temporary additions/(deductions):	5,411,379	5,616,245	2,933,850	3,016,582
—Allowance for loan losses	5,684,549	5,725,554	3,666,449	3,666,449
—Provision for loss on securities and investments	(121)	(121)	6,881	6,881
—Provision for pension liabilities	(76,734)	(76,734)	(538,874)	(538,874)
—Provision for labor claims, tax contingencies and contingent liabilities	156,756	156,756	142,258	221,900
—Amortization of goodwill on investments	1,193	—	1,193	—
—Other additions/(deductions)	(354,264)	(189,210)	(344,057)	(339,774)
d) Other adjustments: additions/(deductions):	(2,146,940)	(2,151,151)	(2,046,622)	(2,050,779)
—Foreign profits	—	—	—	—
—Adjustment—BACEN Resolution 2682/99 and Law 9430/99	(2,145,968)	(2,145,968)	(2,025,098)	(2,025,098)
—Other	(972)	(5,183)	(21,524)	(25,681)
e) Taxable income	6,265,918	6,478,201	5,857,853	5,967,543
f) Income tax/social contribution:	1,547,235	583,782	1,447,982	539,497
—Rate of 15% / 9%	945,118	583,782	884,183	539,497
—Additional 10%	630,025	—	589,401	—
—Tax incentives	(27,908)	—	(25,602)	—
— Income tax on profits of foreign entities	—	—	—	—

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

17.b) Details of income tax and social contribution expense

	BB-Consolidated			
	3rd Quarter 2006		3rd Quarter 2005	
	Income Tax	Social Contribution	Income Tax	Social Contribution
a) Present values	(522,785)	(189,173)	(749,015)	(270,893)
—Domestic income tax and social contribution	(514,128)	(189,173)	(742,721)	(270,893)
—Foreign income tax	(8,657)	—	(6,294)	—
b) Deferred tax liabilities	(81,105)	(27,970)	(73,846)	(26,895)
—Provision)/reversal of deferred income tax on the adjustment of the portfolio and depreciation (leasing operations)	(3,694)	—	(2,890)	—
—Provision)/reversal of provision for deferred taxes positive MTM	(12,642)	(4,858)	987	197
—(Provision)/reversal of the provision for deferred income tax sale of investments in installments (BB - BI)	—	—	160	58
—Provision)/reversal of provision for deferred taxes restatement of judicial deposits	(42,857)	(15,428)	(49,303)	(17,749)
—Provision)/reversal of provision for deferred taxes foreign profits	(7,648)	(3,198)	(22,800)	(9,401)
—(Provision)/reversal of provision for deferred income tax on transactions carried out in the futures market	(14,264)	(4,486)	—	—
c) Provision (a+b)	(603,890)	(217,143)	(822,861)	(297,788)
d) Deferred tax credits	218,640	75,849	141,786	(249)
—Recording/(reversal) of tax credits on temporary differences	4,456	(269)	(92)	(249)
—Recording/(reversal) of tax credits on temporary on income tax and social contribution losses	218,830	78,973	142,135	—
—Recording/(reversal) of tax credits negative MTM	24,136	8,430	(257)	—
—Recording/(reversal) of tax credits on 218,640	(28,782)	(11,285)	—	—
e) Total income tax and social contribution expense (c+d)	(385,250)	(141,294)	(681,075)	(298,037)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

17.c) Reconciliation of income tax and social contribution expense

	BB-Consolidated	
	3rd Quarter 2006	3rd Quarter 2005
a) Income tax		
Profit before taxation and profit sharing	1,550,809	2,533,363
—Total income tax charge (rate of 25%)	(387,702)	(633,341)
—Effects of non-taxable income	286,998	247,361
—Effects of non-deductible expenses	(558,980)	(535,832)
—Effects of foreign profits	(7,085)	(6,113)
—Deferred charges on mark-to-market adjustments	(658)	150
—Other*	272,971	238,395
—Fiscal incentives (workers meal program, culture and others)	9,206	8,305
Income tax expense	(385,250)	(681,075)
b) Social contribution		
Profit before taxation and profit sharing	1,550,809	2,533,363
—Total social contribution charge (rate of 9%)	(139,573)	(228,003)
—Effects of non-taxable income	103,109	89,006
—Effects of non-deductible expenses	(201,233)	(193,245)
—Effects of foreign profits	—	—
—Employee profit sharing	9	—
—Deferred charges on mark-to-market adjustments	(246)	54
—Other*	96,640	34,151
Social contribution expense	(141,294)	(298,037)

* Tax credit arising from temporary differences on assets.

17.d) Judicial Proceeding: Interest on Own Capital Tax Benefit

In February 1998, the Bank filed a legal request for full offset of prior year tax losses and social contribution on negative basis (collectively "tax losses") against taxable income. Since then, the Bank has offset these tax losses in full against income tax and social contribution taxable income and has made judicial deposits of the taxes otherwise due (on 70% of the amount offset). These deposits prompted the Federal District 16th Court to issue a dispatch recognizing the suspension of payment of these taxes until final judgment of the Bank's request, based on article 151, II, of the Tax Code.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

The amounts relating to this matter are as follows:

	09.30.2006	09.30.2005
a) Judicial deposits	8,375,518	6,965,749
—Original amounts	5,631,868	5,088,894
—Restatement	2,743,650	1.876.855
b) 70% thereof	5,546,054	5,177,260
—Income tax losses incurred up to December 31, 1994	739,067	739,067
—Income tax losses incurred after December 31, 1994	2,262,966	2,337,480
—Social contribution losses incurred up to December 31, 1994	356,007	356,007
—Social contribution losses incurred after December 31, 1994	560,880	560,880
—Social contribution to offset (temporary differences up to 1998)	1,627,134	1,183,826

c) The offset of income tax and social contribution losses results in the reduction of the deferred tax credits.

d) The provision relating to the judicial deposit, recorded in Provision for losses on assets without loan characteristics, amounts to R$ 2,743,650 thousand. Management considers this provision sufficient based on the status of the lawsuit at September 30, 2006.

e) In the event of an unfavorable decision to the extraordinary appeal which was accepted by the President of the Federal Regional Court—First Region on November 26, 2001 and submitted to the Federal Supreme Court for judgment, the deposits equivalent to the amount of taxes determined to be payable will be transferred to the Federal Revenue Secretariat; the amount of these deposits, net of the provision recorded, will be expensed. The recording of the related tax credits as income will depend on an analysis of their future realization in up to 10 years, as defined by CMN Resolution 3355/2006. 3,355/2006.

f) In September 2005, the Bank offset the balance of the tax losses and related tax credits recorded as assets. From October 2005, the income tax has been fully paid.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

NOTE 18. Tax Credits

18.a) Tax credits recorded as assets

	BB-Consolidated			
	09.30.2006		09.30.2005	
	Income tax	Social contribution	Income tax	Social contribution
Nature and origin:				
a) Income tax and social contribution losses	204,148	53,268	185,806	49,691
a.1) Rate (%)	25	9	25	9
a.2) Tax credit recorded	51,037	4,794	46,452	4,472
b) Timing differences	22,671,558	22,591,796	14,172,527	11,533,111
b.1) Rate (%)	25	9	25	9
b.2) Tax credit recorded	5,667,889	2,033,262	3,543,132	1,037,980
c) Negative mark-to-market adjustments	216,415	209,286	200,442	193,121
c.1) Rate (%)	25	9	25	9
c.2) Tax credit recorded	54,104	18,836	50,111	17,381
d) Social contribution to offset	—	1,459,815	—	2,101,373
e) Negative futures market adjustments	—	—	—	—
e.1) Rate (%)	25	9	25	9
e.2) Tax credit recorded	—	—	—	—
f) Tax credits abroad	10,542	—	3,487	—
g) Total income tax and social contribution tax recorded (a.2 + b.2 + c.2 + d + e.2 + f)	5,783,572	3,516,707	3,643,182	3,161,206
	Pasep	Cofins	Pasep	Cofins
h) Negative mark-to-market adjustments	225,596	225,596	220,520	220,520
h.1) Rate (%)	0.65	4	0.65	4
h.2) Tax credit recorded	1,466	9,024	1,433	8,821
i) Negative futures market adjustments	—	—	—	—
i.1) Rate (%)	25	9	25	9
i.2) Tax credit recorded	—	—	—	—
j) Total PASEP and COFINS credits recorded (h.2 + i.2)	1,466	9,024	1,433	8,821
k) Total tax credits recorded (g + j)	5,785,038	3,525,731	3,644,615	3,170,027

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

18.b) Tax credits not recorded as assets

	BB-Consolidated			
	09.30.2006		09.30.2005	
	Income Tax	Social Contribution	Income Tax	Social Contribution
Nature and origin:				
a) Income tax and social contribution losses	113,947	54,797	90,585	50,884
a.1) Rate (%)	25	9	25	9
a.2) Tax credits not recorded	28,487	4,932	22,646	4,580
b) Timing differences	58,556	42,600	3,881,306	6,340,985
b.1) Rate (%)	25	9	25	9
b.2) Tax credits not recorded	14,639	3,834	970,326	570,689
c) Negative mark-to-market adjustments	—	—	11,300	11,300
c.1) Rate (%)	25	9	25	9
c.2) Tax credits not recorded	—	—	2,825	1,017
d) Accounting losses of foreign entities in countries with favorable taxation	304,351	304,351	453,207	453,207
d.1) Rate (%)	25	9	25	9
d.2) Tax credits not recorded	76,087	27,391	113,302	40,789
e) Tax credits abroad	77,212	—	84,660	—
f) Total income tax and social contribution credits not recorded (a.2 + b.2 + c.2 + d.2 + e)	196,425	36,157	1,193,759	617,075
	Pasep	Cofins	Pasep	Cofins
g) Negative mark to market adjustments	—	—	203	203
g.1) Rate (%)	0.65	4	0.65	4
g.2) Tax credits	—	—	1	8
h) Total PASEP and COFINS tax credits not recorded (g.2)	—	—	1	8
i) Total tax credits not recorded (f + h)	196,425	36,157	1,193,760	617,083

18.c) Entries and write-offs of the period

	BB-Consolidated			
	09.30.2006		09.30.2005	
Entries of the period	Income Tax	Social Contribution	Income Tax	Social Contribution
a) On income tax and social contribution losses	10,996	2,459	7,843	1,045
b) On timing differences	2,136,052	997,885	5,741	1,623
c) On negative mark-to-market adjustments	13,128	4,713	31,632	11,470
d) Tax credits abroad	6,426	—	—	—
e) Negative futures market adjustments market adjustments	—	—	—	—
f) Total income tax and social contribution tax recorded (a + b + c + d + e)	2,166,602	1,005,057	45,216	14,138
	Pasep	Cofins	Pasep	Cofins
g) Relating to negative mark-to-market adjustments	323	1,988	607	3,738
h) Relating to negative futures market adjustments	—	—	—	—
i) Total tax credits recorded (f + g + h)	2,166,925	1,007,045	45,823	17,876

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

	BB-Consolidated			
	09.30.2006		09.30.2005	
Write-offs in the period	Income Tax	Social Contribution	Income Tax	Social Contribution
a) Relating to income tax & social contribution losses	—	—	1,130,318	—
b) Relating to timing differences	3,649	864	—	—
c) Relating to social contribution to offset (MP 1.858/99)	—	541,411	—	499,922
d) Relating to negative mark-to-market adjustments	309	171	4,999	1,684
e) Tax credits abroad	—	—	7,216	—
f) From future liquidation market operations	—	—	—	—
g) Total reversals of income tax and Social contribution tax credits (a + b + c + d + e + f)	3,958	542,446	1,142,533	501,606
	Pasep	Cofins	Pasep	Cofins
h) Relating to negative mark-to-market adjustments	14	85	128	785
i) On negative adjustments of futures market operations	570	3,508	—	—
j) Total tax credits reversed (g + h + i)	4,542	546,039	1,142,661	502,391

18.d) Deferred tax liabilities

	BB-Consolidated			
	09.30.2006		09.30.2005	
	Income Tax	Social Contribution	Income Tax	Contribution
a) Arising from sale of investments	—	—	495	178
b) Arising from mark-to-market adjustments	106,457	38,326	49,015	17,645
c) Arising from leasing portfolio adjustment	45,301	—	36,288	—
d) Arising from tax incentive depreciation	—	—	3	—
e) Entities abroad	4,141	—	1,374	—
f) Arising from restatement of judicial deposits	432,072	155,546	250,936	90,337
g) Arising from foreign profits	27,355	11,738	42,210	17,887
h) Arising from futures market transactions	14,264	4,485	—	—
i) Total reversals of income tax and social contribution tax credits (a + b + c + d + e + f + g + h)	629,590	210,095	380,321	126,047
	Pasep	Cofins	Pasep	Cofins
j) Arising from mark-to-market adjustments	2,903	17,864	1,337	8,225
k) Arising from restatement of judicial deposits	11,782	72,503	6,843	42,108
l) Arising from futures market transactions	340	2,091	—	—
l) Total deferred tax liabilities (i + j + k + l)	644,615	302,553	388,501	176,380

18.e) Estimates of the realization of tax credits recorded (tax losses, timing differences, negative mark-to-market adjustments on derivatives and social contribution available for offset)

	Bank	
	09.30.2006	
	Nominal Value	Present Value
In 2006	746,000	701,000
In 2007	1,521,000	1,426,000
In 2008	1,769,000	1,638,000
In 2009	1,604,000	1,410,000
In 2010	1,524,000	1,266,000
In 2011	1,433,000	1,069,000
In 2012	444,000	233,000
Total tax credits	9,041,000	7,743,000

In 2006, it was observed the realization of tax credits in the Bank in the amount of R$ 1,895,523 thousand, corresponding to 92.33% of the consumption forecast of technical study carried out in 12.31.2005 (R$ 2,053,000 thousand).

The above estimates of realization of tax credits were based on a technical study carried out as of 06.30.2006.

18.f) Other information

18.f.1) The tax credits were recorded at the current rates calculated on their respective bases and the recording, maintenance and reversal/use of the credits are being followed according to Resolution 3059, of December 20, 2002 of the National Monetary Council, changed to Resolution CMN 3355, of March 31, 2006.

18.f.2) The tax credits recorded include Social Contribution to Offset relating to tax credits calculated at the rate of 18% on tax losses and temporary differences existing on December 31, 1998. Article 8 of Provisional Measure (MP) 2.158-35/2001 reduced the rate of social contribution from 18% to 8% and authorized the maintenance of this credit classified in Other Receivables—Sundry. At September 30, 2006, the balance of this account amounted to R$ 1,459,815 thousand.

Since January 1, 2003, the rate for social contribution on net income is 9%, in conformity with Law 10637/2002 of December 30, 2002.

18.f.3) The projections of utilization of tax credits recorded as assets in the Bank are classified in two groups. The first arises from tax losses (income tax and social contribution on net income losses) and Social Contribution on Net Income (CSLL) to offset, whose projection for offset is linked to the ability to generate IRPJ and CSLL taxable income in future years. The second group arises from temporary differences, whose ability for offset arises from changes in the provisions (estimates of realization, of reversals, write-offs and use).

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

18.f.4) In September 2005, the Bank offset the balance of the IRPJ tax credits arising from tax losses. The realization of the nominal amounts of the other tax credits recorded as assets, based on a technical study prepared by the Bank (as of June 30, 2006), is estimated in seven years, in the following proportions:

	CSLL to offset	Temporary differences
In 2006	5%	9%
In 2007	35%	13%
In 2008	40%	15%
In 2009	20%	17%
In 2010	—	21%
In 2011	—	19%
In 2012	—	6%

This study also shows the tax credits recorded as assets at present values based on the average funding rate of the Bank.

18.f.5) The Bank has recorded IRPJ, CSLL, Pasep and Cofins tax credits on the negative mark-to-market adjustments of securities and derivative financial instruments recorded in a separate account in Stockholders' equity (Note 3, items "d" & "e").

IRPJ, CSLL, Pasep and Cofins deferred tax liabilities have been recorded on the positive mark-to-market adjustments of securities and derivative financial instruments recorded in income and in a separate account in Stockholders' equity (Note 3, items "d" and "e").

18.f.6) The Bank has recorded IRPJ, CSLL, PASEP and COFINS tax credits on the net negative adjustment of operations to be recorded in future markets in the period of 01.01.2005 to 02.28.2006 (effective term of taxation by the cash basis accounting as per art. 32 of Law 11,051/2004 and art. 110 of Law 11,196/2005). Assets will vary in the extent that operations generating said adjustment shall be liquidated.

NOTE 19. Equity in the Earnings (Loss) of Subsidiary and Associated Companies

Significant investments in Brazil and abroad are stated on the equity method of accounting, in conformity with BACEN and CVM instructions, and are classified in an investment account in permanent assets.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

The equity accounting adjustments were recorded in the account "Equity in the earnings (loss) of subsidiary and associated companies" as follows:

19.a) Domestic and Foreign branches

DESCRIPTION	Realized Capital Stock	Adjusted Share-holders' Equity	Our Interest %	Dividends/ JCP/	Equity Accounting		Book Value 09.30.2006	Book Value 09.30.2005
					Operational	Value I		
SUBSIDIARIES								
BAMB-Brasilian American Merchant Bank	523,839	631,044	100.00	—	13,508	14,575	631,044	1,312,363
Banco do Brasil AG. Viena (Austria)	51,855	84,550	100.00	—	1,354	(320)	84,550	77,314
BB-Leasing Company Ltd.	—	77,639	100.00	—	2,391	343	77,639	74,372
BB-Administradora de Cartões de Crédito S.A.	9,300	22,550	100.00	—	982	—	22,550	27,950
BB-Administradora de Consórcios S.A.	14,100	21,912	100.00	—	6,923	—	21,912	18,134
BB-Corretora de Seguros e Administradora de	26,918	76,128	100.00	—	14,450	—	76,128	76,519
BB-Administração de Ativos—Distribuidora de Títulos e Valores Mobiliários S.A.	99,628	199,839	100.00	—	81,481	—	199,839	193,141
BB-Banco de Investimento S.A.	1,589,399	1,908,733	100.00	—	149,657	—	1,908,733	1,843,132
BB-Leasing S.A.—Arrendamento Mercantil	61,860	44,195	100.00	—	5,004	—	44,195	23,440
BB-Banco Popular do Brasil S.A.	144,529	21,775	100.00	—	(9,278)	—	21,775	52,667
Cobra Tecnologia S.A. (A)	17,183	—	99.35	678	(3,428)	—	—	—
ASSOCIATED COMPANIES								
Cadam S.A.(A)	183,904	347,781	21.64	—	(690)	—	75,260	80,130
SUBTOTAL	—	—	—	678	262,354	14,598	3,163,625	3,779,162
Abroad								
Foreign exchange gain/ losses in branches	—	—	—	—	—	(3,886)	—	—
Increase/decrease in stockholders' equity arising from other changes	—	—	—	—	376	—	—	—
TOTAL	—	—	—	678	262,730	10,712	3,163,625	3,779,162

(A) Information regarding balance sheet at August/2006.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

19.b) BB—Consolidated

DESCRIPTION	Realized Capital Stock	Adjusted Share-holders'	Our Interest %	Dividends/ JCP	Equity Accounting: Operational	Equity Accounting: Exchange Variation	(Goodwill)/ Negative goodwill	Book Value 09.30.2006	Book Value 09.30.2005
1) Interest—BB-Multiple Bank									
SUBSIDIARIES									
BB-Administradora de Cartões de Crédito S.A.	9,300	22,550	100.00	—	982	—	—	22,550	27,950
BB-Administradora de Consórcios S.A.	14,100	21,912	100.00	—	6,923	—	—	21,912	18,134
BB-Corretora de Seguros e Admin. de Bens S.A.	26,918	76,128	100.00	—	14,450	—	—	76,128	76,519
Cobra Tecnologia S.A.(A)	17,183	—	99.35	678	(3,428)	—	—	—	—
ASSOCIATED COMPANIES									
Cadam S.A.(A)	183,904	347,781	21.64	—	(690)	—	—	75,260	80,130
SUBTOTAL(1)	—	—		678	18,237	—	—	195,850	202,733
2) BB-BI Banco de Investimento									
ASSOCIATED COMPANIES(A)									
Brasilseg Participações S.A.	84,290	222,329	70.00	19,599	11,839	—	—	155,630	137,831
Cia. de Seguros Aliança do Brasil S.A.	129,861	272,615	70.00	48,999	27,883	—	—	190,831	167,285
Brasilprev(B)	77,687	251,917	49.99	15,302	17,224	—	(1905)	127,838	105,530
Brasilcap	79,054	158,301	49.99	40,140	16,411	—	—	79,135	78,971
Brasilsaúde	39,726	47,127	49.92	—	1,283	—	111	23,415	21,348
Cia. Brasileira de Meios de Pagamento	74,534	204,387	32.00	105,330	51,569	—	—	65,464	85,840
Seguradora Brasileira de Crédito à Exportação	9,165	16,158	12.088	—	145	—	—	1,953	1,983
Itapebi(C)	150,000	235,998	19.00	722	4,037	—	—	44,840	39,758
Kepler Weber(D)	86,230	(979)	24.38	—	(7,982)	—	—	1,065	20,249
Cia. Brasileira de Soluções e Serviços(E)	8,720	43,847	40.345	—	3,396	—	—	14,598	4,026
Ativos S.A.	4,577	15,107	74.50	12,400	6,961	—	—	11,438	12,009
Brasil Aconselhamento Financeiro S.A "In liquidation"(F)	203,498	4,369	100.00	—	—	—	—	4,369	4,369
SUBTOTAL(2)	—	—	—	242,492	132,766	—	(1,794)	720,576	679,199
3) BAMB—Brasilian American Merchant Bank									
AFFILIATES(A)									
BBTUR—Viagens e Turismo Ltda.	9,633	8,930	99.00	3,979	(1,340)	(9)	—	8,840	11,358

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

DESCRIPTION	Realized Capital Stock	Adjusted Share-holders'	Our Interest %	Dividends/ JCP	Equity Accounting: Operational	Equity Accounting: Exchange Variation	(Goodwill)/ Negative goodwill	Book Value 09.30.2006	Book Value 09.30.2005
Ativos S.A.	4,577	15,107	25.50	95	2,258	(31)	—	3,669	4,044
Other	—	—	—	—	—	—	—	—	13
SUBTOTAL(3)	—	—	—	4,074	918	(40)	—	12,509	15,415
4) BB-Leasing Company Ltd.									
SUBSIDIARY(A)									
BBTUR—Viagens e Turismo Ltda.	9,633	8,930	1.00	—	(14)	—	—	89	115
SUBTOTAL(4)	—	—	—	—	(14)	—	—	89	115
5) Participação da BB-Administração de Ativos—Distribuidora de Títulos e Valores Mobiliários S.A.									
ASSOCIATED COMPANY—(not valued on the equity method)									
Pronor	—	—	12.02	—	—	—	—	20,722	20,722
SUBTOTAL(5)	—	—	—	—	—	—	—	20,722	20,722
Abroad									
Foreign exchange gain/ losses in branches	—	—	—	—	—	(3,886)	—	—	—
Foreign exchange gain/ losses in subsidiaries	—	—	—	—	—	14,599	—	—	—
Increase/decrease in stockholders' equity arising from other changes	—	—	—	—	376	—	—	—	—
TOTAL	—	—	—	—	152,283	10,673	(1,794)	949,746	918,184

(A) Information regarding balance sheet at August/2006.

(B) The goodwill recorded on the acquisition of investments was based on the estimate of future profitability and the negative goodwill was based on other economic reasons.

(C) Equity results will be adjusted through investments in tax incentives for the period.

(D) A liabilities provision was recognized in the amount of R$ 1,304 thousand, due to devaluation of the investment.

(E) In Adjusted Stockholders' equity, we have not included the amount of R$ 7,665 thousand of Capital reserve related to Stock Subscription Bonus, since the bonus is recorded in securities of the company.

(F) The agreements for dissolution of the partnership in Maxblue Américas Holdings S.A. were signed on December 19, 2003, through which BB BI assigned its 49.90% interest in the Company in exchange for a 100% interest in Maxblue DTVM S.A. At the ESM of May 12, 2004, the corporate name of Maxblue DTVM S.A. was changed to "Brasil Aconselhamento Financeiro e DTVM S.A.", and at the ESM of July 26, 2004, the statutory reform was approved, with the change of the corporate name to "Brasil Aconselhamento Financeiro S.A." and the change of the company's purpose, so that it could be disregarded as a securities brokerage company. The ASM of April 30, 2005 resolved on the company's extrajudicial dissolution. As from the second semester of 2005, the Company has not been recorded on the equity method of accounting. A provision for loss of R$ 3,920 thousand was maintained.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

NOTE 20. Related-party Transactions

The transactions carried out between companies of the group are:

	09.30.2006		09.30.2005	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Income (Expenses)
Cash and cash equivalents	10,586	—	5,986	—
Foreign subsidiaries	513	—	1,178	—
BB-Banco de Investimento S.A.	1,714	—	77	—
BB-Leasing S.A.—Arrendamento Mercantil	184	—	33	—
BB-Administração de Ativos—DTVM S.A.	2,764	—	1,556	—
BB-Administradora de Cartões de Crédito S.A.	9	—	48	—
BB-Corretora de Seguros e Administradora de Bens S.A.	825	—	604	—
BB-Administradora de Consórcios S.A.	151	—	5	—
Cobra Tecnologia S.A.	948	—	225	—
Ativos S.A.	51	—	20	—
BB-Tur Viagens e Turismo Ltda	3,427	—	2,240	—
Short-term interbank investments	14,673,024	(24,991)	16,773,651	2,212
Foreign subsidiaries	12,178,552	(22,630)	15,236,409	—
BB-Leasing S.A.—Arrendamento Mercantil	715,871	2,021	390,808	2,212
BB-Banco Popular do Brasil S.A.	120,654	—	111,978	—
BB-Banco de Investimento S.A.	1,015,605	(2,349)	351,770	—
BB-Administração de Ativos—DTVM S.A.	336,439	—	390,069	—
BB-Corretora de Seguros e Administradora de Bens S.A.	159,485	—	143,066	—
BB-Administradora de Consórcios S.A.	26,797	—	16,511	—
BB-Administradora de Cartões de Crédito S.A.	119,621	—	132,302	—
Cobra Tecnologia S.A.	—	—	738	—
Dollar Diversified Payments Rights Finance Company	—	(2,033)	—	—
Securities	37,546	4,913	125,083	5,797
Foreign subsidiaries	36,336	—	114,689	—
BB-Leasing S.A.—Arrendamento Mercantil	616	—	9,965	—
BB-Administração de Ativos—DTVM S.A.	—	(24)	—	(1)
BB-Administradora de Cartões de Crédito S.A.	205	—	146	(70)
BB-Corretora de Seguros e Administradora de Bens S.A.	—	4,937	—	5,868
BB-Administradora de Consórcios S.A.	389	—	283	—
Loan operations	5,439,786	352	3,081,922	(2,211)
Foreign subsidiaries	5,371,026	2,349	3,012,696	—
BB-Leasing S.A.—Arrendamento Mercantil	68,341	(2,021)	68,888	(2,212)
BB-Administração de Ativos—DTVM S.A.	419	24	338	1
Other receivables	2,187,445	—	2,795,037	—
Subsidiárias no exterior	—	—	64,472	—
BB-Banco de Investimento S.A.	882	—	929	—
BB-Leasing S.A.—Arrendamento Mercantil	3,444	—	4,240	—
BB-Administração de Ativos—DTVM S.A.	6,256	—	134,918	—
BB-Administradora de Cartões de Crédito S.A.	48,405	—	45,887	—
BB-Corretora de Seguros e Administradora de Bens S.A.	26,715	—	23,553	—
BB-Banco Popular do Brasil S.A.	6,091	—	17,723	—
BB-Administradora de Consórcios S.A.	856	—	327	—
BB-Tur Viagens e Turismo Ltda	20,062	—	14,764	—
Cobra Tecnologia S.A.	20,317	—	45,376	—
Ativos S.A.	145	—	191	—
Dollar Diversified Payments Rights Finance Company	2,054,272	—	2,442,657	—
Demand deposits	(10,444)	—	(4,864)	—

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

	09.30.2006		09.30.2005	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Income (Expenses)
Foreign subsidiaries	(355)	—	(52)	—
BB-Banco de Investimento S.A.	(1,714)	—	(77)	—
BB-Leasing S.A.—Arrendamento Mercantil	(184)	—	(33)	—
BB-Administração de Ativos—DTVM S.A.	(2,764)	—	(1,556)	—
BB-Banco Popular do Brasil S.A.	(16)	—	(4)	—
BB-Administradora de Cartões de Crédito S.A.	(9)	—	(48)	—
BB-Corretora de Seguros e Administradora de Bens S.A.	(825)	—	(604)	—
BB-Tur Viagens e Turismo Ltda.	(3,427)	—	(2,240)	—
Cobra Tecnologia S.A.	(948)	—	(225)	—
Ativos S.A.	(51)	—	(20)	—
BB-Administradora de Consórcios S.A.	(151)	—	(5)	—
Interbank deposits	(14,084,541)	—	(15,661,409)	—
Foreign subsidiaries	(12,095,602)	—	(15,191,978)	—
BB-Banco de Investimento S.A.	(1,010,714)	—	—	—
BB-Leasing S.A.—Arrendamento Mercantil	(710,782)	—	(389,431)	—
BB-Banco Popular do Brasil S.A.	(100,496)	—	(80,000)	—
Dollar Diversified Payments Rights Finance Company	(166,947)	—	—	—
Deposits received under security repurchase agreements	(755,588)	—	(1,113,269)	—
Foreign subsidiaries	(83,107)	—	(45,558)	—
BB-Banco de Investimento S.A.	(4,892)	—	(351,770)	—
BB-Leasing S.A.—Arrendamento Mercantil	(5,089)	—	(1,377)	—
BB-Administração de Ativos—DTVM S.A.	(336,439)	—	(390,069)	—
BB-Banco Popular do Brasil S.A.	(20,158)	—	(31,978)	—
BB-Administradora de Cartões de Crédito S.A.	(119,621)	—	(132,202)	—
BB-Corretora de Seguros e Administradora de Bens S.A.	(159,485)	—	(143,066)	—
Cobra Tecnologia S.A.	—	—	(738)	—
BB-Administradora de Consórcios S.A.	(26,797)	—	(16,511)	—
Funds from acceptance and issue of securities	(35,860)	—	(42,067)	—
Foreign subsidiaries	(35,860)	—	(42,067)	—
Derivative financial instruments	(5,078,136)	—	(2,613,673)	—
Subsidiárias no exterior	(5,009,794)	—	(2,544,785)	—
BB-Leasing S.A.—Arrendamento Mercantil	(68,342)	—	(68,888)	—
Other liabilities	(3,039)	—	(84,994)	—
Foreign subsidiaries	(476)	—	(72,620)	—
BB-Leasing S.A.—Arrendamento Mercantil	(616)	—	(9,965)	—
BB-Corretora de Seguros e Administradora de Bens S.A.	(1,558)	—	(2,126)	—
BB-Administradora de Consórcios S.A.	(389)	—	(283)	—
Other operating income	(2,376,185)	—	(3,255,886)	—
Foreign subsidiaries	(361,231)	—	(624,715)	—
BB-Banco de Investimento S.A.	(882)	—	(929)	—
BB-Leasing S.A.—Arrendamento Mercantil	(3,444)	—	(4,240)	—
BB-Administração de Ativos—DTVM S.A.	(6,675)	—	(135,255)	—
BB-Banco Popular do Brasil S.A.	(1,784)	—	(18,337)	—
BB-Administradora de Cartões de Crédito S.A.	(47,568)	—	(45,631)	—
BB-Corretora de Seguros e Administradora de Bens S.A.	(25,157)	—	(21,427)	—
Cobra Tecnologia S.A.	(20,884)	—	(44,909)	—
BB-Tur Viagens e Turismo Ltda.	(20,332)	—	(9,601)	—
Ativos S.A.	(145)	—	(191)	—
BB-Administradora de Consórcios S.A.	(705)	—	(327)	—
Dollar Diversified Payments Rights Finance Company	(1,887,378)	—	(2,350,324)	—
Other Administrativ/Operating Expenses	—	367,607	—	417,852

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

	09.30.2006		09.30.2005	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Income (Expenses)
Foreign subsidiaries	—	37,533	—	87,836
BB-Banco de Investimento S.A.	—	160,263	—	164,493
BB-Leasing S.A.—Arrendamento Mercantil	—	5,292	—	1,773
BB-Administração de Ativos—DTVM S.A.	—	87,932	—	81,960
BB-Banco Popular do Brasil S.A.	—	3,038	—	2,418
BB-Corretora de Seguros e Administradora de Bens S.A.	—	198	—	197
BB-Administradora de Cartões de Crédito S.A.	—	2	—	3
BB-Tur Viagens e Turismo Ltda.	—	594	—	144
Ativos S.A.	—	798	—	—
BB-Administradora de Consórcios S.A.	—	294	—	2,538
Cobra Tecnologia S.A.	—	33,812	—	30,810
Dollar Diversified Payments Rights Finance Company	—	37,851	—	45,680
Other Administrativ/Operating Expenses	—	(218,026)	—	(233,176)
Foreign subsidiaries	—	—	—	(48)
BB-Banco de Investimento S.A.	—	(20,730)	—	(19,480)
BB-Leasing S.A.—Arrendamento Mercantil	—	(1,040)	—	(5,462)
BB-Administração de Ativos—DTVM S.A.	—	(19,430)	—	(20,076)
BB-Corretora de Seguros e Administradora de Bens S.A.	—	(80,943)	—	(70,485)
BB-Administradora de Cartões de Crédito S.A.	—	(1,007)	—	(1,151)
BB-Banco Popular do Brasil S.A.	—	(20,419)	—	(34,449)
BB-Administradora de Consórcios S.A.	—	(2,035)	—	(3,097)
BB-Tur Viagens e Turismo Ltda.	—	(1,608)	—	(609)
Cobra Tecnologia S.A.	—	(33,817)	—	(30,813)
Dollar Diversified Payments Rights Finance Company	—	(35,818)	—	(45,680)
Ativos S.A.	—	(1,179)	—	(1,826)

Other receivables include accounts receivable from related parties, dividends and interest on own capital receivable. Transactions carried out between the companies included in the consolidation are eliminated on consolidation (Note 2.b).

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

Note 21. Operational Limits—Basel Accord

At September 30, 2006, the referential stockholders' equity exceeded the minimum required by the Brazilian Central Bank by R$ 11,365,772 and the coefficient of capital adequacy was 17.74% (17.43% as of September 30, 2005), while the minimum required is 11%. The risk-weighted assets are as follows:

	BB-Consolidated	
	09.30.2006	09.30.2005
Cash and cash equivalents	3,642,358	2,684,450
Credits and securities issued or guaranteed by the Brazilian Government	80,696,446	68,846,592
Central Bank deposits	24,494,039	21,066,026
Receivables from related companies	12,634	4,744
Specific credits—rescheduling of rural credits	663,055	592,843
Foreign exchange portfolio	517,832	1,353,473
Other	2,139,963	1,920,198
Total subject to zero-risk	112,166,327	96,468,326
Foreign currency funds	139,257	219,440
Clearing services for checks and other papers	1,949,968	2,281,321
Foreign exchange portfolio	1,592,516	747,263
Deposits with other banks	772,696	2,074,688
Investments in gold	4,882	3,146
Total subject to 20% risk	4,459,319	5,325,858
Weighted amount	891,863	1,065,172
Funds applied in interbank deposits	16,664,987	24,222,886
Foreign exchange portfolio	8,093,439	6,834,918
Foreign securities	49,829	148,093
Credit assignments joint liabilities	—	52,440
Other	(174,008)	186,506
Total subject to 50% risk	24,634,247	31,444,843
Weighted amount	12,317,124	15,722,422
Loan operations	99,334,160	79,641,432
Property and equipment	2,825,360	2,766,753
Leased assets	1,110,300	704,570
Investments	987,521	954,750
Securities	4,822,360	4,348,826
Foreign exchange portfolio	229,465	334,518
Memorandum accounts	(9,169,909)	(9,111,199)
Other	20,822,441	16,556,764
Total subject to 100% risk	120,961,700	96,196,414
Weighted amount	120,961,700	96,196,414
Deferred tax credits—income tax and social contribution on net income	9,291,326	6,403,399
Total subject to 300% risk	9,291,326	6,403,399
Weighted amount	27,873,978	19,210,197
Total assets subject to risk weighting	271,512,919	235,838,840
Total weighted amount	162,044,664	132,194,204

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

The calculations of the required stockholders' equity and the adequacy coefficient are as follows:

	BB-Consolidated	
	09.30.2006	09.30.2005
A) Assets subject to risk weighting	271,512,919	235,838,840
B) AWR (assets weighted by risk)	162,044,664	132,194,204
C) SWAP credit risk	1,400,653	1,296,320
D) Requirement of stockholders' equity on AWR (11% of b)	17,824,913	14,541,362
E) Requirement of stockholders' equity on SWAP (20% of c)	280,131	259,264
F) Requirement of stockholders' equity on interest rate exposure	448,578	263,556
G) Required stockholders' equity (RSE): "D" + "E" + "F"	18,553,622	15,064,182
H) Referential equity amount (RE)	29,919,394	23,872,284
Tier I	20,154,500	16,391,653
Capital	11,912,895	10,797,337
Capital reserves	355,638	4,778
Revenue reserves	6,787,498	4,714,523
Adjustment to market value—securities and derivatives	209,697	(26,677)
Retained earnings (accumulated losses)	777	761
Credit income accounts	15,486,788	16,924,895
Debt income accounts	(14,579,350)	(15,486,941)
Treasury stock	—	(125,779)
Tax credits excluded from Level I of RE	(19,443)	(411,244)
Tier II	9,764,894	7,480,631
Subordinated Debt Qualifying as Capital	8,660,242	7,457,274
—Funds obtained from the FCO	8,035,342	6,818,573
—Funds obtained abroad	624,900	638,701
Hybrid Capital and Debt Instruments	1,081,429	—
Revaluation reserves	23,223	23,357
I) Ratio between Referential equity amount to required stockholders' equity: ("H"/"G")	1.61	1.58
J) Surplus/(insufficiency) of stockholders' equity: RE - RSE ("H" - "G")	11,365,772	8,808,102
L) Margin/(surplus) of leverage: ("J" x 100)/11	103,325,202	80,073,655
M) Basel Ratio: RE x 100/(RSE/0,11)	17.74	17.43

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

NOTE 22. Balance Sheet by Currency and Foreign Exchange Exposure

The purpose of this balance sheet is to show the assets and liabilities in foreign currency in Brazil and abroad.

	BB-Consolidated					
	09.30.2006				09.30.2005	
			Foreign currency		Foreign currency	
	Balance Sheet	Local Currency	Brazil	Abroad	Brazil	Abroad
ASSETS	281,615,003	237,750,509	12,291,875	31,572,619	10,532,915	38,359,943
Current Assets and Long-Term Receivables	276,072,840	232,361,883	12,270,610	31,440,347	10,511,980	38,205,212
Cash and cash equivalents	4,559,207	3,539,852	228,501	790,854	295,607	2,091,722
Short-term interbank investments	29,492,008	11,961,534	—	17,530,474	43,192	24,728,735
Securities and derivative financial instruments	73,766,247	70,732,065	306,592	2,727,590	925,609	2,844,280
Interbank accounts	26,654,750	26,642,870	—	1,188	225	1,295
Interdepartmental accounts	32,890	32,890	—	—	—	—
Loan and lease operations	99,505,237	86,544,957	2,735,255	10,225,025	1,476,430	8,334,671
Other receivables and assets	42,062,501	32,897,023	9,000,262	165,216	7,770,917	204,509
Permanent Assets	5,542,163	5,388,626	21,265	132,272	20,935	154,731
Investments	997,639	952,465	21,265	23,909	20,935.33	26,001
Property and equipment	2,825,360	2,722,617	—	102,743	—	128,730
Leased assets	1,139,453	1,139,453	—	—	—	—
Deferred charges	579,711	574,091	—	5,620	—	—
LIABILITIES	281,615,003	239,455,058	17,032,221	25,127,724	22,012,871	24,541,365
Current and Long-Term Liabilities	261,295,366	219,141,370	17,032,221	25,121,775	22,012,871	24,541,365
Deposits	144,902,117	130,627,233	1,641,925	12,632,959	1,363,488	14,177,988
Demand deposits	32,447,996	29,903,076	1,641,155	903,765	1,362,901	956,400
Savings deposits	34,447,132	34,447,132	—	—	—	—
Interbank deposits	5,736,170	1,152,622	—	4,583,548	—	5,241,056
Time deposits	72,270,819	65,124,403	770	7,145,646	587	7,980,532
Money Market Borrowing	44,309,155	41,314,952	—	2,994,203	—	1,155,147
Funds from acceptance and issue of securities	2,467,430	1	—	2,467,429	—	2,908,517
Interbank accounts	1,644,117	1,622,819	—	21,298	—	9,313
Interdepartmental accounts	1,617,829	378,170	1,239,659	—	1,481,704	—
Borrowing and onlendings	17,680,889	13,348,137	632,287	3,700,465	648,490	4,058,058
Derivative financial instruments	3,432,206	3,112,365	260,451	59,390	—	—
Other liabilities	45,241,623	28,737,693	13,257,899	3,246,031	18,519,189	2,232,343
Deferred income	122,470	116,521	—	5,949	—	—
Long-term liabilities	20,197,167	20,197,167	—	—	—	—

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

Banco do Brasil adopts a policy of not generating foreign currency exposure that requires to cover it, and it remains within the exposure limit of 5% of the Reference Shareholders' Equity, as defined in CMN Resolution 2891, of 09.256.2001. The foreign exchange exposure at September 30, 2006 was R$ 946,118 thousand (R$ 912,203 thousand at September 30, 2005).

The Central Bank made optional the use of a methodology that takes into consideration exposures in Euro, Dollar, Swiss Franc, Yen, Pound Sterling and Gold as a single currency, incorporating the diversification effect in the calculation of foreign exchange exposure. In order to improve foreign exchange risk management, Banco do Brasil adopted this methodology.

NOTE 23. Retirement and Pension and Health Plans—Post-Employment Benefits

23.a) Caixa de Previdência dos Funcionários do Banco do Brasil—Previ

Banco do Brasil is the sponsor of Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) which provides participants and their dependents with benefits which are complementary or similar to those of the Basic Government Retirement Plan. The plans offered through PREVI are of defined contribution (Plano Previ Futuro) or defined benefit (Plan 1), the latter having adopted the capitalization method for actuarial calculations. At September 30, 2006, Previ had 135,817 participants, of which 78,897 were active and 56,920 were retirees. (135,609 participants, of which 79,867 active and 55,742 retirees at September 30, 2005).

23.a.1) The funding of the vested and unvested benefits is summarized as follows:

a) Participants employed before April 14, 1967, who were not retired and who were not in a position on that date to request their retirement, contemplated in the contract signed on December 24, 1997 between the Bank and PREVI (Plan 1): the sponsor assumes the commitment for the payment of pensions for this group; mathematical reserves ensuring benefits corresponding to such group are fully paid-up at Previ. The retirement benefit of this group is characterized as a defined contribution.

b) Participants employed between April 15, 1967 and December 23, 1997 (Plan 1): active participants contribute 1.8% of their contribution salary plus 1.2% of the amount of such salary that exceeds half of the PREVI contribution (R$ 1,506.58 as of September 30, 2006), plus 4.8% of the amount of such salary that exceeds the PREVI contribution. Participants receiving benefits contribute 4.8% of the amount of the pension complement and the sponsor an amount equal to the contributions of the participants.

c) Participants employed as from December 24, 1997 (Plano Previ Futuro): active participants contribute to PREVI an amount between 7% and 17% of their contribution salary, varying based on length of service and the amount of the contribution salary. Participation percentages vary according to the length of service in the company and the level of the participation salary There is no contribution for retired participants The sponsor contributes an amount equal to the contributions of the participants, limited to 14% of the total contribution payroll of these participants. The retirement benefit of this group is characterized as a defined contribution.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

23.a.2) Effects of Benefit Plan 1, based on actuarial valuations as of December 31, 2004 and 2005 carried out by an independent actuary, and of the Plano Previ Futuro as required by December 13, 2000 CVM Resolution 371/00:

a) Equity effect (reconciliation of assets and liabilities):

Specification	09.30.2006 Plan 1	09.30.2005 Plan 1
1) Present value of actuarial liabilities with coverage	58,033,630	52,354,343
2) Present value of actuarial liabilities not covered	—	—
3) Present value of actuarial liabilities (1 + 2)	58,033,630	52,354,343
4) Fair value of the plan assets	(81,439,183)	(68,880,031)
5) Present value of liabilities in excess of (less than) the fair value of the assets (3 + 4)	(23,405,553)	(16,525,688)
6) Actuarial (gains) or losses not recognized	(20,661,362)	(13,103,594)
7) Net actuarial liability/(asset) to be recorded (5 - 6)	(2,744,191)	(3,422,094)

The Previ Futuro Plan, being a defined contribution plan, is not required to record actuarial assets or liabilities.

b) Amounts paid to Previ:

Specification	09.30.2006			09.30.2005		
	Plan 1	Plano Previ Futuro	Total	Plan 1	Plano Previ Futuro	Total
Sponsor contributions	82,614	16,578	99,192	107,526	13,872	121,398
Amounts paid to PREVI referring to the 1997 Contract	—	—	—	—	—	—
Total paid to PREVI	82,614	16,578	99,192	107,526	13,872	121,398

c) Effect on net income:

Specification	09.30.2006			09.30.2005		
	Plan 1	Plano Previ Futuro	Total	Plan 1	Plano Previ Futuro	Total
1) Cost of current service (with interest)	(67,603)	(32,347)	(99,950)	(70,468)	(27,069)	(97,537)
2) Interest on actuarial liabilities	(1,400,921)	—	(1,400,921)	(1,337,838)	—	(1,337,838)
3) Expected earnings on the plan assets	1,995,561	—	1,995,561	1,786,102	—	1,786,102
4) Deferment of the net earnings from assets and liabilities as of June 2003 (2+3)	594,640	—	594,640	448,264	—	448,264
5) Total gross (expense)/income (1 - 2 - 3 + 4)	(67,603)	(32,347)	(99,950)	(70,468)	(27,069)	(97,537)
6) Expected contributions from participants	49,306	16,598	65,904	46,493	13,891	60,384
7) Previ Liabilities/Assets (expense)/income	1,137	—	1,137	63	—	63
8) Employer's Contribution exceeding cost of Benefit Plan no. 1	(60,186)	—	(60,186)	—	—	—
9) Subtotal net (expense)/income (5 + 6 + 7+ 8))	(77,346)	(15,749)	(93,095)	(23,912)	(13,178)	(37,090)
10) Previ management fee (5% of the employers' union dues)	(4,131)	(829)	(4,960)	(5,376)	(694)	(6,070)
11) Effect of the net (expense)/income (9 + 10)	(81,477)	(16,578)	(98,055)	(29,288)	(13,872)	(43,160)

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

23.a.3) The principal economic assumptions adopted for the actuarial calculations were the following:

Specification	09.30.2006	09.30.2005
—Real interest rate used for discounting actuarial liabilities to present value	6.3% p.a.	6.7% p.a.
—Real expected yield on plan assets	6.3% p.a.	6.7% p.a.
—Estimated salary increases:		
—Plan 1	1.3154% p.a.	1.4712% p.a.
—Plano Previ Futuro	3.3914% p.a.	3.5320% p.a.

23.b) Benefits of sole responsibility of the Bank

Banco do Brasil is also responsible for assistance and pension benefits for employees employed before April 14, 1967, not covered by the PREVI Benefits Plan, with characteristics of a defined benefit plan, and the regime adopted for the actuarial calculations is that of capitalization, with 8,493 retirees and pensioners at September 30, 2006 (8,776 retirees and pensioners at September 30, 2005).

The main benefits are: (a) retirement pensions to founder participants and pension payments to survivors of participants deceased prior to April 14, 1967; (b) payment of retirement supplements to the other participants employed by Banco do Brasil who retired up to April 14, 1967 or who, on that date, would have the right through length of service to retire and who had at least 20 years of effective service with the Bank; and (c) increase in retirement benefits and pension payments in excess of those provided by the PREVI Benefit Plans, as a result of judicial and administrative decisions due to the restructuring of job and salary plans and incentives created by the Bank.

23.b.1) The cost of these benefits is totally funded by Banco do Brasil.

23.b.2) Effects on the financial statements based on actuarial valuations as of December 31, 2004 and 2005 carried out by an independent actuary, as required by CVM Resolution 371 of December 13, 2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	09.30.2006	09.30.2005
1) Present value of actuarial liabilities with coverage	—	—
2) Present value of actuarial liabilities not covered (Plans without financial assets)	1,588,703	1,532,148
3) Present value of actuarial liabilities (1 + 2)	1,588,703	1,532,148
4) Fair value of the plan assets	—	—
5) Present value of liabilities in excess of the fair value of the assets (3 + 4)	1,588,703	1,532,148
6) Actuarial (gains) or losses not recognized	235,604	250,024
7) Net actuarial liability/(asset) to be recorded (5 - 6)	1,353,099	1,282,124

b) Amounts paid to Previ:

Specification	09.30.2006	09.30.2005
Total benefits paid to Previ	66,332	67,771

c) Effect on net income:

Specification	09.30.2006	09.30.2005
1) Cost of current service	—	—
2) Expected contributions from participants	—	—
3) Interest on actuarial liabilities	(36,431)	(37,427)
4) Actuarial gains or (losses)	(7,636)	—
5) Expected earnings on assets	—	—
6) Effect of the expense recorded (1 - 2 + 3 + 4 - 5)	(44,067)	(37,427)

23.b.3) The economic assumptions adopted for the actuarial calculations are the same as those adopted for the PREVI Plan 1 (item 24 (a.3)).

23.c) Cassi—Caixa de Assistência dos Funcionários do Banco do Brasil

The Bank is the sponsor of a Health Plan managed by CASSI—Caixa de Assistência dos Funcionários do Banco do Brasil. The main objective is to provide coverage for expenses with the promotion, protection, recovery and rehabilitation of a member's health and of his/her inscribed beneficiaries. At September 30, 2006 this plan had 158,767 participants, of which 85,939 were active and 72,828 were retirees and pensioners (158,020 participants, of which 87,072 active and 70,948 retirees and pensioners at September 30, 2005).

The Bank contributes monthly an amount equivalent to 150% of the total contributions from members (active and retired) and from pension beneficiaries of employees employed before December 23, 1997 and 100% of the total contributions from participants employed after that date. Monthly contributions from members and pension beneficiaries amount to 3% of the total payroll or the total retirement or pension plan benefits.

23.c.1) Effects of the CASSI Plan on the financial statements, based on actuarial appraisals as of December 31, 2004 and 2005 carried out by an independent actuary, as required by CVM Resolution 371/12.13.2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	09.30.2006	09.30.2005
1) Present value of actuarial liabilities with coverage	—	—
2) Present value of actuarial liabilities not covered (Plans without financial assets)	3,232,214	3,078,155
3) Present value of actuarial liabilities (1 + 2)	3,232,214	3,078,155
4) Fair value of the plan assets	—	—
5) Present value of liabilities in excess of the fair value of the assets (3 + 4)	3,232,214	3,078,155
6) Actuarial (gains) or losses not recognized	1,258,908	1,273,327
7) Net actuarial liability (asset) to be recorded (5 - 6)	1,973,306	1,804,828

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

b) Amounts paid to Cassi:

Specification	09.30.2006	09.30.2006
Sponsor contributions	100,512	95,729

The amounts of R$ 100,512 thousand and R$ 92.389 thousand comprise Employer Contributions for Active employees and Pensioners, as follows: at September 30, 2006—Active employees R$ 37,424 thousand and Pensioners R$ 63.088 thousand, and at September 30, 2005—Active employees R$ 35,926 thousand and Pensioners R$ 59,803 thousand.

c) Effect on net income:

Specification	09.30.2006	09.30.2005
1) Cost of current service (with interest)	(9,271)	(7,808)
2) Expected contributions from participants	—	—
3) Interest on actuarial liabilities	(77,835)	(78,669)
4) Actuarial (gains) or losses	(17,132)	(15,517)
5) Expenses with current employees	(37,424)	(35,926)
6) Expected earnings on assets	—	—
7) Effect of the expense recorded (1 - 2 + 3 - 4 - 5 - 6)	(141,662)	(137,920)

23.c.2) The economic assumptions adopted for the actuarial calculations were the same as those applied to the PREVI Plan 1(item 23.a.3).

23.d) Policy for the recognition of actuarial gains and losses

In accordance with CVM Deliberation 371, the actuarial gains or losses to be recognized as income or expense in a defined benefit plan are the amount of unrecognized gains and losses that exceed, in each period, the higher of the following limits:

- 10% of the present value of the total actuarial liability of the defined benefit; and
- 10% of the fair value of plan assets.

23.d.1) Benefits of Sole Responsibility of the Bank: Actuarial losses relating to these benefits are being recorded in the same year the actuarial calculation is made because the persons involved are all former employees, and thus there is no remaining length of service to amortize.

23.d.2) Cassi Actuarial Liability: the actuarial losses relating to this liability are recognized over the average remaining work period estimated for the employees participating in the plan (15.5 years).

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

23.e) Summary of the Provisions for the PREVI and CASSI Liabilities

	09.30.2006					
	Net actuarial liability/ (asset) on July 01, 2006	(Expense) income recorded in the income statement considering actuarial adjustments	Transfer between unamortized reserves and advanced amortization	Amortization/ Utilization of Actuarial Asset and Parity Fund Asset	Sponsor contributions made in the 3rd quarter	Net actuarial liability/ (asset) on September 30, 2006
Specification	A	B	C	D	E	F = (A -B + C + D + E)
Actuarial asset CVM No. 371	(3,018,171)	—	—	273,980	—	(2,744,191)
Actuarial asset/liability in respect of the 1997 contract	47,260	48,281	—	(163,829)	164,850	—
—Advanced amortization (1997 Agreement)	(9,941,321)	169,710	365,934	(119,936)	23,917	(9,841,116)
—Unamortized reserves (1997 contract)	9,941,437	(168,573)	(365,934)	(43,893)	140,933	9,841,116
—Provision for actuarial losses	47,144	47,144	—	—	—	—
Parity Fund Asset	(2,106,393)	39,257	—	(87,811)	—	(2,233,461)
Actuarial liability in respect of the Informal Plan (sole responsibility of the Bank)	1,375,364	(44,067)	—	—	(66,332)	1,353,099
CASSI actuarial liability	1,932,156	(104,238)	—	—	(63,088)	1,973,306

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)

Quarter ended at September 30, 2006

	09.30.2005					
	Net actuarial liability/ (asset) on July 01, 2005	(Expense) income recorded in the income statement considering actuarial adjustments	Transfer between unamortized reserves and advanced amortization	Unrecognized actuarial (losses)/gains	Sponsor contributions made in the 3rd quarter	Net actuarial liability/ (asset) on September 30, 2005
Specification	A	B	C	D	E	F = (A -B + C + D + E)
Actuarial asset CVM No. 371	(2,725,618)	23,975	—	—	(102,150)	(2,803,793)
PREVI actuarial liability in respect of the 1997 contract	(618,238)	(63)	—	—	—	(618,301)
—Advanced amortization (1997 Agreement)	(10,099,892)	(164,922)	290,954	—	—	(9,973,860)
—Unamortized reserves (1997 contract)	10,094,439	(164,859)	(290,954)	4,535	—	9,972,879
—Unrecognized actuarial losses (1997 contract)	(612,785)	—	—	(4,535)	—	(617,320)
PREVI actuarial liability in respect of the Informal Plan (sole responsibility of the Bank)	1,312,468	37,427	—	—	(67,771)	1,282,124
CASSI actuarial liability	1,762,637	101,994	—	—	(59,803)	1,804,828

NOTE 24. Compensation Paid to Employees and Management

The monthly compensation of employees and management of the Bank in Brazil is presented below (in reais) in the format required by item 4, Section C of Ministry of Finance Statement of Justification 139/88:

	3rd quarter/ 2006	3rd quarter/ 2005
Lowest salary		
Standard amount	827.40	827.40
Semiannual bonus	206.85	206.85
Fixed amount—Trade Union Agreement 2004	31.80	31.80
Total	1,066.05	1,066.05
Highest salary		
Standard amount	1,144.50	1,144.50
Amount per individual/supplement for length of service—I	395.51	398.00
Amount per individual—standard amount	1,213.06	1,213.04
Variable temporary supplement—commissioned position	11,054.14	11,051.14
Additional per function	2,753.40	2,753.40
Additional for temporary work updated	1,709.10	1,709.10
Semiannual bonus	1,803.89	1,804.42
Total	20,073.60	20,073.60
Average salary	3,231.64	3,197.61
Management		
President	26,160.00	26,160.00
Vice-President	23,570.10	23,570.10
Director	20,073.60	20,073.60

NOTE 25. Assignment of Employees to External Organizations

25.a) With costs for the Bank

a) Federal government

Assignments are regulated by article 93 of Law 8112/90 (amended by Law 9257/97), by Decree 925/93, and by PGFN/CJN Note 088/96 issued by the General Counsel of the Federal Treasury.

	3rd quarter/ 2006	3rd quarter/ 2005
Number of employees assigned	13	11
Cost for the period	R$ 628 thousand	R$ 553 thousand

b) Labor unions

Assignments occur in cases prescribed in the Collective Labor Agreement or by commitments assumed as a result of salary negotiations:

	3rd quarter/ 2006	3rd quarter/ 2005
Number of employees assigned	130	130
Cost for the period	R$ 2,694 thousand	R$ 2,343 thousand

c) Other organizations/entities

Assignments occur as a result of agreements of strategic business interest of the Bank:

	3rd quarter/ 2006	3rd quarter/ 2005
Number of employees assigned	3	3
Cost for the period	R$ 244 thousand	R$ 242 thousand

25.b) Without cost to the Bank

	3rd quarter/ 2006	3rd quarter/ 2005
a) Federal, state and municipal governments	335	358
b) External organizations	651	644
c) Employee entities	34	31
d) Subsidiary and associated companies	304	306
Total employees assigned	1,470	1,483

NOTE 26. Commitments, Responsibilities and Contingencies

26.a) Contingent liabilities

The Bank and its subsidiaries are parties in lawsuits involving labor, civil, tax and social security contingencies.

The Bank classifies contingencies as remote, possible and probable, based on the possibilities of loss determined after a legal update of each claim.

This procedure complies with Statement XXII—Contingencies issued by the Institute of Independent Auditors of Brazil—IBRACON, which requires a provision for the total amount of the contingencies classified as probable, and does not require a provision to be recorded for those classified as possible and remote.

The provisions for claims are recorded taking into consideration the possibility of success by the plaintiff in the lawsuit against the Bank/subsidiary.

The provisions for labor claims are recorded considering, also, the jurisprudence applicable to each claim.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

The consolidated position of the contingent liabilities at September 30, 2006, segregated by nature of claim and classification of loss, as well as the provisions recorded, whose changes in the Bank are shown in Note 7, are the following:

	BB-Domestic and foreign branches				BB-Consolidated			
	09.30.2006		09.30.2005		09.30.2006		09.30.2005	
	Amount	Allowance	Amount	Allowance	Amount	Allowance	Amount	Allowance
1—Labor claims	2,552,254	2,279,385	2,335,032	2,066,294	2,552,254	2,279,385	2,335,032	2,066,294
Probable loss	2,279,385	2,279,385	2,066,294	2,066,294	2,279,385	2,279,385	2,066,294	2,066,294
Possible loss	272,869	—	268,738	—	272,869	—	268,738	—
2—Tax claims	257,105	33,423	618,933	138,097	316,328	79,417	666,958	178,503
Probable loss	33,423	33,423	138,097	138,097	79,417	79,417	178,503	178,503
Possible loss	223,682	—	480,836	—	236,911	—	488,455	—
3—Civil claims	2,276,334	861,941	2,053,059	813,507	2,322,683	892,107	2,096,793	842,514
Probable loss	861,941	861,941	813,507	813,507	892,107	892,107	842,514	842,514
Possible loss	1,414,393	—	1,239,552	—	1,430,576	—	1,254,279	—
4—Social security claims	16	—	470	—	16	—	470	—
Probable loss	—	—	—	—	—	—	—	—
Possible loss	16	—	470	—	16	—	470	—

26.b) Contingent tax assets

26.b.1) The Bank has filed lawsuits for reimbursement of taxes paid in error, the most important being:

—Unconstitutionality of Income Tax on Net Income paid in 1989 and in the 1st six months of 1992, in the amount of R$ 11,604 thousand;

—Tax on Financial Transactions (IOF)—Law 8033/90 (Price-level restatement), in the amount of R$ 180,701 thousand;

26.b.2) In the third quarter of 2006, the Bank recorded, in Other Operating Income, the amount of R$ 114,811 thousand in addition to the R$ 229,127 thousand recorded in the first half of 2005 related to the recognition of the right to offset tax credits arising from social contribution on net income (CSLL) for 1998, which court decision is final and unappealable. The credit amount is released for use with the Federal Revenue Service, with the purpose of being offset in an administrative proceeding.

26.c) Other commitments

26.c.1) The Bank is the sponsor of Fundação Banco do Brasil whose purpose is the promotion, support, advancement and sponsorship of educational, cultural, social, philanthropic, and recreational/sporting activities, as well as the promotion of research activities of a technological and scientific nature, and rural and urban community assistance services. During the current year, up to September 30, 2006, the Bank has contributed with the amount of R$ 33,500 thousand to the Fundação.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

26.c.2) Guarantees to third parties, for a fee and with counter-guarantees from the beneficiaries—guarantees, sureties and bonds—amounted to R$ 2,699,020 thousand at September 30, 2006 (R$ 2,405,724 thousand in September 30, 2005). A provision of R$ 15,474 thousand, recorded in "Other Liabilities", is considered sufficient to cover any potential loss arising on these guarantees.

26.c.3) Available credit lines for loan and lease operations amount to R$ 25,802,431 thousand at September 30, 2006 (R$ 23,044,143 thousand at September 30, 2005).

26.c.4) The confirmed import and export letters of credit total R$ 600,075 thousand at September 30, 2006 (R$ 754,544 thousand at September 30, 2005).

26.c.5) The Bank is the operator of the Fund for Sectorial Investments (FISET), with net assets, at September 30, 2006, of R$ 2,266 thousand (R$ 2,284 thousand at September 30, 2005), and is the manager of the Public Service Employee Savings Program (PASEP), with net assets of R$ 1,416,275 thousand at September 30, 2006 (R$ 1,398,587 thousand at September 30, 2005). The Bank guarantees the latter a minimum remuneration equivalent to the Long-Term Interest Rate (TJLP).

26.c.6) Despite the reduced level of risk to which its assets are subject, the Bank contracts insurance cover for its assets in amounts considered sufficient to cover any losses.

NOTE 27. Financial Instruments

The market value of a financial instrument, according to Instruction CVM no. 235 dated of 03/23/1995, is the value for which the instrument could be exchanged in an ordinary operation in an active market among interested parties, and not corresponding to a compulsory transaction or derived from a liquidation proceeding.

In the absence of an active market for a certain instrument, the market value is ascertained by quotation of similar financial instruments, or also by the net current value of future cash flows adjusted based on interest rate effective in the market on the balance sheet date.

The table below presents financial instruments recorded in equity accounts, compared to market value:

	BB-Consolidated			
	09.30.2006		09.30.2005	
	Book value	Market Value	Book value	Market Value
Asset				
Short-term interbank investments	29,492,008	28,777,101	29,689,630	29,637,613
Securities and derivative financial instruments	73,318,463	73,196,839	67,995,897	67,412,606
Derivative financial instruments	447,784	447,784	706,749	706,749
Loan operations	99,473,688	99,229,735	79,780,909	81,602,082
Liability				
Interbank deposits	5,578,713	5,580,855	5,885,161	5,968,205
Time deposits	57,018,752	56,996,605	46,214,328	46,166,258
Obligations related to Committed Operations	44,309,155	42,946,184	35,988,935	35,226,618
Borrowing and onlendings	17,680,890	17,678,008	16,854,923	16,866,514
Derivative financial instruments	3,432,206	3,432,206	664,249	664,249
Other liabilities	45,241,623	44,674,039	45,820,782	45,421,773

Criteria utilized for market value determination of financial instruments are detailed below:

- For short-term interbank investments, the market value was obtained by future cash flows discount, adopting interest rates exercised by the market in similar operations in the balance sheet date.
- Securities and derivative financial instruments are accounted for by the market value, as provided for in BACEN Circular no. 3.068 of 11/08/2001 and no. 3.082 of 01/30/2002, excluding from such criterion, securities maintained until maturity. Determination of securities' market value, including those maintained until maturity, is obtained according to rates collected at the market, and determination of derivatives according to the internal pricing model, being observed the rates disclosed for term operations and similar indexes in the last trading day of the fiscal year.
- Credit operations remunerated at pre-fixed rates have been estimated through future cash flow discount, adopting for such, interest rates utilized by the Bank for contracting of similar operations in the balance sheet date. For operations of such group remunerated at post-fixed rates, it was considered as market value the book value itself due to equivalence among them.
- The market values of inter-financial deposits and term deposits have been calculated through discount of the difference between future cash flows and rates currently applicable in the pre-fixed operations market. In case of post-fixed operations which maturities did not exceed 30 days, the book value was deemed to be approximately equivalent to the market value.
- For obligations related to committed operations at pre-fixed rates, the market value was determined calculating the discount of the estimated cash flows adopting a discount rate equivalent to the rates applicable in contracting of similar operations in the last market day. For post-fixed operations, book values have been deemed approximately approximates their market value.
- Obligations related to loans and repasses represent operations exclusive to the Bank, without similarity in the market. In face of their specific characteristics, exclusive rates for each fund entered, inexistence of an active market and similar instrument, the market values of such operations are equivalent to the book value.
- Market values for other obligations have been determined by means of the discounted cash flow, which takes into account interest rates offered in the market for obligations which maturities, risks and terms are similar.
- For other financial instruments, included or not in the balance sheet, and not highlighted in the above table, book values are approximately equivalent to their correspondent market value.

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

NOTE 28. Adjustments for Comparative Purposes

Due to the consolidation of the special purpose entities, Dollar Diversified Payment Rights Finance Company, in conformity with CVM Instruction No. 408 of August 18, 2004, the following reclassifications were made in the September 30, 2005 balances for comparative purposes:

	Previous disclosure	Effects of CVM Instruction nr. 408/2004	Adjusted "pro-forma" balances
Balance Sheet			
Asset			
Short-term interbank investments			
Interbank deposits	24,270,823	18	24,270,841
Securities and derivative financial instruments			
Own portfolio	32,209,725	92,392	32,302,117
Other receivables			
Sundry	25,849,960	(92,410)	25,757,550
Liability			
Funds from acceptance and issue of securities			
Foreign securities	558,272	2,350,245	2,908,518
Other liabilities			
Negotiation and intermediation of securities	2,633,220	(2,350,245)	282,975
STATEMENT OF INCOME			
Financial Intermediation Income			
Securities Income	3,075,631	641	3,076,272
Income from Financial Intermediation			
Securities	(3,839,812)	(41,218)	(3,881,030)
Other operating income (expenses)			
Other operating income	2,284,806	(2,551)	2,282,255
Other operating expenses	(1,499,674)	43,128	(1,456,546)

NOTE 29. Other Information

29.a) Secondary stock offer

On /04/20/2006, a request for registration of a secondary public offer of Banco do Brasil's common stock held by shareholders Banco do Brasil (Treasury Stock) and Caixa de Previdência dos Funcionários do Banco do Brasil (Previ) was registered with the Securities Commission (CVM).

A Public Secondary Distribution was conducted in a non-organized over-the-counter market held in Brazil, under the joint coordination of BB Banco de Investimento S.A. (Leading Coordinator) and Banco Pactual S.A. (Coordinator), according to procedures provided for in CVM Instruction no. 400, of December 29, 2003.

There were also placement efforts in the United States of America by means of investment mechanisms regulated by Brazilian legislation, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN) and CVM, for qualified institutional investors, as defined in Rule 144A issued by the Securities and Exchange Commission of the United States of America (SEC).

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

In the other countries, except in Brazil and in the United States of America, placement efforts respected "S" Regulation issued by SEC and comply with the legislation applicable in the country of domicile of each investor.

In overall, 52,257,678 shares were sold at R$ 43.50, of which 45,441,459 shares of the base offer and 6,816,219 shares of the supplementary lot. The number of shares sold was distributed as follows: Individuals (28.0%), Legal Entities (21.2%) and Foreign Capital (50.8%).

29.b) Foreign interest increase

In an extraordinary meeting held on 04/19/2006, the National Monetary Council (CMN) approved, to be forwarded to the President of the Republic, a proposal for foreign interest increase in Banco do Brasil S.A.'s capital stock, from current 5.6% to 12.5%. The increase in foreign interest level requires issuance of a presidential decree, according to provision established in art. 52 of the Constitutional Transitory Provisions Act.

29.c) New Market

At May 31, 2006, Banco do Brasil entered into an adhesion agreement to the Bovespa New Market segment contract with the São Paulo Stock Exchange, which comprises a group of companies applying the best corporate governance practices in Brazil.

Moreover, Banco do Brasil, the Controlling Shareholder, the Officers, and the members of the Audit Committee undertake to resolve all and any dispute or controversy related with the New Market Listing Regulation by means of the Arbitration Chamber of the Bovespa Market, in conformity with a commitment clause contained in the By-laws of Banco do Brasil.

29.d) Shareholding positions

As prescribed in paragraphs IV, V, VI and VII of Article 40 of the Bank's by-laws, the shareholding positions are as follows:

Paragraph IV: Shareholdings at 09.30.2006 of all those who hold, directly or indirectly, more than 5% of capital:

Stockholders	Total shares	% Total
Federal Treasury	577,578,036	70.0
Banco do Brasil Employees Retirement Fund (PREVI)	94,415,335	11.4
BNDESPAR(*)	30,804,052	3.7
Other shareholders	122,519,000	14.9
Total	825,316,423	100.0

(*) Related to the Controlling Shareholder

NOTES TO THE INTERIM FINANCIAL INFORMATION — (Continued)
Quarter ended at September 30, 2006

Paragraph V: number and characteristics of the securities issued by the Bank and directly or indirectly held by the controlling stockholder, management and members of the Fiscal Council; and

Paragraph VI: changes in ownership of the parties referred to in the previous paragraph of these securities during the preceding twelve months:

Controlling Group	09.30.2006	09.30.2005
Federal Treasury	577,578,036	584,778,036
Previ	94,415,335	112,415,335
BNDESPar	30,804,052	46,964,027
Total	702,797,423	744,157,398

	Common Shares		Receipts	B Bonds	C Bonds	
	09.30.06	09.30.05	09.30.06	09.30.05	09.30.06	09.30.05
Board of Directors	10	10	—	—	—	—
Fiscal Council	—	—	—	—	—	—
Executive Board of Directors	880	410	—	—	203	203
Board	4,665	297	—	—	47	47
Statutory Auditor	918	—	—	—	—	—

Paragraph VII: number of shares in the market and percentage in relation to the total issued:

BB shares	Number	%
Market(*)	122,519,000	14.9
Total issued	825,316,423	100.0

(*)—As regulated by the Bovespa New Market.

SUPPLEMENTARY INFORMATION TO THE INTERIM FINANCIAL INFORMATION

CASH FLOWS FROM OPERATING ACTIVITIES

	BB-Domestic and Foreign branches		BB-Consolidated	
	3rd quarter/2006	3rd quarter/2005	3rd quarter/2006	3rd quarter/2005
Net Income	907,438	1,437,953	907,438	1,437,953
Depreciation and amortization	176,722	154,039	177,056	156,934
Depreciation of leased assets	—	—	80,219	56,556
Amortization of losses	—	—	3,189	2,747
Equity in the earnings (loss) of subsidiary and associated companies	(273,442)	(104,635)	(162,956)	49,332
Excess depreciation	—	—	(19,837)	(12,568)
Changes in the currency exchange rate	(3,262)	(126,034)	10,733	(192,213)
(Gain)/Loss on investments	(3,874)	—	(3,874)	—
Other adjustments	(36,130)	2,892	(27,581)	1,217
Interbank investments	(2,415,389)	(16,805,722)	266,351	(12,310,801)
Securities and derivative financial instruments	(1,763,042)	283,899	(3,089,077)	362,788
Interbank and interdepartmental accounts	(618,109)	(594,323)	(620,787)	(595,368)
Loan operations	(4,204,055)	1,017,420	(4,581,170)	944,207
Lease operations	(10,236)	(12,090)	(17,902)	(8,207)
Other receivables	96,833	2,830,425	(395,415)	1,721,774
Other assets	(115,620)	(6,574)	(115,363)	(6,313)
Other liabilities	5,389,442	5,701,486	5,693,131	6,255,922
Changes in deferred income	(5,259)	(6,150)	(5,053)	(6,150)
Donations and investment subsidies	—	—	—	14
Adjustment to market value—securities & derivative financial instruments	110,457	5,622	110,457	3,462
Capital increase	769,221	—	61	—
CASH PROVIDED BY (USED IN) OPERATIONS	(1,998,305)	(6,221,792)	(1,790,380)	(2,138,714)
CASH FLOWS FROM FINANCING ACTIVITIES				
Deposits	5,580,324	9,323,340	4,962,630	4,720,317
Operações compromissadas	(7,548,794)	(505,899)	(7,186,991)	(179,148)
Funds from acceptance and issue securities	18,589	(8,928)	(135,235)	(10,666)
Borrowings and onlendings	1,234,266	(191,956)	1,318,700	(44,977)
Financial derivatives	2,274,946	(809,018)	2,276,599	(808,738)
TOTAL INFLOW	1,559,331	7,807,539	1,235,703	3,676,788
CASH FLOWS FROM INVESTING ACTIVITIES				
Dividends received from subsidiary/associated companies	—	—	242,078	127,958
Interest on own capital receivable	—	—	4,447	16,107
Disposal of non-operating assets	9,219	12,844	9,224	13,065
Disposal of property and equipment in use	33,237	751	33,195	751
Disposal of leased assets	5,593	—	19,069	10,149
Disposal of investments	19,397	—	19,396	—
Adjustment to market value of subsidiaries	—	(7,727)	—	(5,509)
Investments in non-operating assets	(4,052)	(15,602)	(4,064)	(15,693)
Investments in property and equipment in use	(53,747)	(65,994)	(53,747)	(65,994)
Investments in leased assets	—	(2,454)	(191,076)	(104,067)
Investments	—	—	(1,304)	—
Expenditures in deferred charges	(31,210)	(36,488)	(31,211)	(40,399)
TOTAL FUNDING INVESTED	(24,275)	(114,670)	43,296	(63,632)
Net cash variation	(460,537)	1,471,077	(508,670)	1,474,442
At the beginning of the period	5,014,440	3,464,458	5,067,877	3,464,089
At the end of the period	4,553,903	4,935,535	4,559,207	4,938,531
Increase in cash and cash equivalents	(460,537)	1,471,077	(508,670)	1,474,442

SUPPLEMENTARY INFORMATION TO THE INTERIM FINANCIAL INFORMATION

STATEMENT OF ADDED VALUE

	BB-Domestic and Foreign Branches				BB-Consolidated			
	3rd quarter/2006		3rd quarter/2005		3rd quarter/2006		3rd quarter/2005	
	Balance	%	Balance	%	Balance	%	Balance	%
Added value calculation								
Net income from financial intermediation	2,468,369		3,438,340		2,500,713		3,533,727	
Banking service fees	2,072,990		1,799,263		2,252,066		1,952,148	
Other Operating Income (Expenses)	(794,435)		(421,244)		(802,537)		(418,926)	
Non-operating income, net	21,888		62,009		22,531		63,519	
Added value	3,768,812		4,878,368		3,972,773		5,130,468	
Equity in the earnings (loss) of subsidiary and associated companies	273,442		104,635		162,956		(49,332)	
Gross added value	4,042,254		4,983,003		4,135,729		5,081,136	
Depreciation and amortization	(176,722)		(154,039)		(177,056)		(156,540)	
Added Value to be Distributed	3,865,532	100.00	4,828,964	100.00	3,958,673	100.00	4,924,596	100.00
Distribution of added value								
Employees	1,821,157	47.11	1,825,983	37.81	1,838,232	46.44	1,842,755	37.42
Salaries and fees	1,215,847		1,247,231		1,228,732		1,260,263	
Benefits, social charges and training	489,115		462,454		492,673		466,194	
Profit Sharing	116,195		116,298		116,827		116,298	
Governments	1,136,937	29.41	1,565,028	32.41	1,213,003	30.64	1,643,888	33.38
Domestic	1,128,831	29.20	1,558,305	32.27	1,204,519	30.43	1,636,395	33.23
Social security contributions (INSS) on salaries	221,253		208,204		223,308		210,193	
Tax expenses (except income tax and social contribution on net income)	442,459		433,496		461,752		453,203	
Income tax/social contribution	465,119		916,605		519,459		972,999	
Abroad	8,106	0.21	6,723	0.14	8,484	0.21	7,493	0.15
Tax expenses (except income tax and social contribution on net income)	1,291		1,327		1,399		1,380	
Income tax/social contribution	6,815		5,396		7,085		6,113	
Stockholders	907,438	23.48	1,437,953	29.78	907,438	22.92	1,437,953	29.20
Retained earnings	907,438		1,437,953		907,438		1,437,953	
Added value distributed	3,865,532	100.00	4,828,964	100.00	3,958,673	100.00	4,924,596	100.00

Banco do Brasil S.A.

Independent auditors' report financial statements year ended December 31, 2006 and 2005

Financial statements
Year ended December 31, 2006 and 2005

CONTENTS

Independent auditors' report

To
The Board of Directors and Shareholders
Banco do Brasil S.A.
Brasília—DF

1. We have examined the balance sheet of Banco do Brasil S.A. (Individual) and the consolidated balance sheet of Banco do Brasil S.A. and its subsidiaries (Consolidated) as of December 31, 2006 and the related statements of income, changes in shareholders' equity and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements. The financial statements of certain foreign branches, in which the assets, shareholders' equity and net income totaled, as of December 31, 2006, R$ 11,827 million, R$ 750 million and R$ 18 million, respectively, were examined by other independent auditors. Our opinion, insofar as it relates to the balances of these foreign branches, is based solely on the reports of other independent auditors.

2. Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Bank; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by management of the Bank and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, based on our examination, and the reports prepared by other independent auditors as mentioned in the first paragraph, the aforementioned financial statements present fairly, in all material respects, the financial position of Banco do Brasil S.A. (Individual) and Banco do Brasil S.A. and its subsidiaries (Consolidated) as of December 31, 2006, and the results of their operations, changes in shareholders' equity and changes in financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4. Our examination was conducted with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows and statements of added value of Banco do Brasil S.A. (Individual) and Banco do Brasil S.A. and its subsidiaries (Consolidated) as of December 31, 2006, are not required by accounting practices adopted in Brazil, and are being presented as supplementary information to the financial statements. This supplementary information were subject to the same audit procedures as those applied to the financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the financial statements taken as a whole.

5. As described in Note 25(f), for the purpose of resolving the litigation between the parties, with the consent of Caixa de Previdência dos Funcionários do Banco do Brasil—"Previ", an agreement was signed on May 2, 2006, with the Bank's employee unions in Brasília, São Paulo and Rio de Janeiro, which established that the *Fundo Paridade* should be used to improve plan benefits and to amortize the pension obligation or to reduce/offset future contributions of the Bank. The accounting effects of the aforementioned agreement, also mentioned in Note 25(f), were fully recognized during the year ended December 31, 2006.

6. As described in Note 19(a), as of December 31, 2006, the Bank recorded assets in the amount of R$ 8.595 million (R$ 6.675 million in 2005) related to income tax and social contribution tax credits, the realization and maintenance of which are contingent upon the future generation of taxable income and compliance with the regulations defined in Resolutions 3059/02 and 3355/06, issued by the Brazilian Monetary Council.

7. As mentioned in Note 18(d), the Bank has filed a claim to fully offset its accumulated tax losses arising from income tax and negative social contribution tax bases. Management of the Bank, based on the opinion of its legal counsel, understands that the abovementioned claim will be upheld by the Courts and has made judicial deposits in amounts that exceed the annual limits established by the tax legislation. In the event of an unfavorable decision, the corresponding judicial deposits, which total R$5,576 million (representing 70% of the amount offset), as of December 31, 2006, will be recognized as expense. The tax credit that may be recorded would be contingent upon an analysis of the prospects of realization and compliance with the regulations defined in Resolutions 3059/02 and 3355/06 of the Brazilian Monetary Council. Studies by Management of the Bank indicate that the criteria outlined in the rules and regulations for the recording of the aforementioned tax credit have been met.

8. The financial statements and the supplementary information, consisting of the statement of cash flows and statement of added value, for the year ended December 31, 2005 and presented for comparative purposes, were examined by other independent auditors, and their unqualified auditors' report, dated February 16, 2006, included emphasis of a matter paragraphs highlighting the same subjects as discussed in paragraphs 6 and 7 above, and an emphasis of a matter paragraph describing the existence of litigation related to the Parity Fund, as described in paragraph 5, which was resolved based on the agreement signed between the parties.

February 15, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-DF

Francesco Luigi Celso
Accountant CRC 1SP175348/O-5-S-DF

José Claudio Costa
Accountant CRC 1SP167720/O-1-

FINANCIAL STATEMENTS
In thousands of reais

BALANCE SHEET
December 31, 2006

	BB - Domestic and Foreign branches		BB - Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
ASSETS				
CURRENT ASSETS	159,230,326	138,847,145	154,981,531	130,968,282
Available Funds	4,742,522	5,827,939	4,748,811	5,827,663
Short-term interbank investments ... (Note 4)	33,294,351	33,432,480	28,845,407	25,662,352
Money market	17,489,570	8,097,193	17,489,570	8,049,830
Interbank deposits	15,804,781	25,335,287	11,355,837	17,612,522
Securities and derivative financial instruments Instruments ... (Note 5)	20,146,771	16,522,147	20,674,574	16,872,041
Own portfolio	9,430,477	13,834,797	9,958,448	14,184,224
Subject to repurchase agreements	6,238,066	2,329,486	6,238,066	2,330,569
Deposits with the Brazilian Central Bank	3,394,368	97,762	3,394,368	97,762
Pledged in guarantee	141,372	107,488	141,372	107,488
Securities subject to repurchase agreements (with free movement)	500,283	—	500,283	—
Derivative financial instruments	442,205	152,614	442,037	151,998
Interbank accounts	28,157,709	24,385,310	28,180,120	24,403,915
Payments and receipts pending settlement	1,089,246	881,930	1,089,336	881,979
Restricted deposits				
Brazilian Central Bank	26,954,528	23,413,855	26,966,945	23,418,515
National Treasury—rural credits receivable	9,902	10,335	9,902	10,335
National Housing Financing System (SFH)	1,393	1,578	1,393	1,578
Interbank onlendings	46	339	46	339
Correspondent banks	102,594	77,273	112,498	91,169
Interdepartmental accounts	135,996	121,311	135,996	121,311
Internal transfers of funds	135,996	121,311	135,996	121,311

BALANCE SHEET
December 31, 2006

		BB - Domestic and Foreign branches		BB - Consolidated	
		12.31.2006	12.31.2005	12.31.2006	12.31.2005
Loan operations	(Note 6)	55,759,834	44,055,096	55,892,343	43,988,547
Loan operations					
Public sector		766,270	867,751	770,913	870,095
Private sector		59,186,019	46,521,730	59,362,090	46,635,265
(Allowance for loan losses)		(4,192,455)	(3,334,385)	(4,240,660)	(3,516,813)
Lease operations	(Note 6)	2,092	8,157	(5,633)	11,592
Lease and sublease receivables					
Public sector		59,954	48,539	59,954	48,539
Private sector		2,584	5,124	414,532	306,718
(Unearned income from lease operations)		(59,328)	(45,257)	(460,002)	(327,955)
(Allowance for losses from leasing operations)		(1,118)	(249)	(20,117)	(15,710)
Other receivables		16,056,022	13,989,213	15,559,252	13,572,299
Receivables from guarantees honored		14,045	125,611	14,045	125,611
Foreign exchange portfolio	(Note 7a)	9,455,929	9,155,727	9,455,929	9,155,727
Income receivable		724,374	613,202	252,830	199,534
Negotiation and intermediation of securities		6,437	3,427	114,143	46,298
Special operations		575	575	575	575
Sundry	(Note 7c)	7,867,750	6,790,861	7,741,009	6,745,832
(Allowance for losses from other receivables)	(Notes 6e & 6f)	(2,013,088)	(2,700,190)	(2,019,279)	(2,701,278)
Other assets		935,029	505,492	950,661	508,562
Investments		3	4	3	4
Other assets	(Note 8)	275,090	312,214	293,773	319,113
(Allowance for losses from other assets)		(156,842)	(178,232)	(162,423)	(184,866)
Prepaid expenses		816,778	371,506	819,308	374,311
LONG-TERM RECEIVABLES		137,438,033	114,614,314	135,580,763	116,428,345
Short-term interbank investments	(Note 4)	4,489,797	3,133,942	242,293	3,333,571
Money market		82,806	—	—	—
Interbank deposits		4,406,991	3,133,942	242,293	3,333,571

BALANCE SHEET
December 31, 2006

		BB - Domestic and Foreign branches		BB - Consolidated	
		12.31.2006	12.31.2005	12.31.2006	12.31.2005
Securities and derivative financial instruments					
Instruments	(Note 5)	51,370,461	48,792,679	52,433,256	49,598,075
Own portfolio		23,316,452	22,778,619	24,257,249	23,481,030
Subject to repurchase agreements		26,268,141	22,396,530	26,374,327	22,499,515
Deposits with the Brazilian Central Bank		462,946	3,160,437	478,758	3,160,437
Pledged in guarantee		1,200,976	322,491	1,200,976	322,491
Derivative financial instruments		121,946	134,602	121,946	134,602
Loan operations	(Note 6)	56,808,960	41,300,377	57,965,326	41,953,084
Loan operations					
Public sector		3,585,251	2,834,145	3,612,713	2,859,534
Private sector		57,238,288	41,288,247	58,478,390	41,915,843
(Allowance for loan losses)		(4,014,579)	(2,822,015)	(4,125,777)	(2,822,293)
Lease operations	(Note 6)	1,578	8,491	16,809	7,918
Lease and sublease receivables					
Public sector		45,228	50,520	45,228	50,520
Private sector		1,967	5,295	498,617	346,324
(Unearned income from lease operations)		(44,773)	(47,065)	(519,028)	(380,224)
(Allowance for losses from leasing operations)		(844)	(259)	(8,008)	(8,702)
Other receivables		24,767,237	21,378,825	24,923,079	21,535,697
Receivables from guarantees honored		37,270	34,058	37,270	34,058
Income receivable		32,629	32,611	26,757	37,633
Specific credits	(Note 7b)	681,493	610,151	681,493	610,151
Sundry	(Note 7c)	25,702,602	20,898,562	25,870,825	21,060,560
(Allowance for losses from other receivables)	(Notes 6e & 6f)	(1,686,757)	(196,557)	(1,693,266)	(206,705)
PERMANENT ASSETS		6,559,416	7,456,572	5,794,125	5,580,361
Investments		3,008,034	3,653,358	1,109,473	1,045,217
Investments in subsidiary and associated companies	(Note 20)				
Domestic		2,162,985	2,038,758	1,056,936	998,558
Foreign		806,715	1,575,660	—	—
Other investments		91,790	193,552	129,220	230,967
(Allowance for losses from investments)		(53,456)	(154,612)	(76,683)	(184,308)

BALANCE SHEET
December 31, 2006

	BB - Domestic and Foreign branches		BB - Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
Property and equipment ....(Note 9)	2,861,380	3,118,277	2,862,307	3,119,294
Land and buildings in use................	2,286,287	2,235,201	2,286,287	2,235,201
Other property and equipment in use..	4,246,276	4,319,103	4,252,718	4,326,034
(Accumulated depreciation)............	(3,671,183)	(3,436,027)	(3,676,698)	(3,441,941)
Leased assets ....(Note 9)	102,227	88,648	1,228,102	812,106
Leased assets	145,117	98,799	1,540,747	992,072
(Accumulated depreciation)............	(42,890)	(10,151)	(312,645)	(179,966)
Deferred charges.............................	587,775	596,289	594,243	603,744
Organization and expansion costs ...	1,282,624	1,129,238	1,301,787	1,149,209
(Accumulated amortization)	(694,849)	(532,949)	(707,544)	(545,465)
Total	303,227,775	260,918,031	296,356,419	252,976,988

BALANCE SHEET
December 31, 2006

		BB - Domestic and Foreign branches		BB - Consolidated	
		12.31.2006	12.31.2005	12.31.2006	12.31.2005
LIABILITIES/STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES		227,942,576	194,860,462	223,615,575	185,189,027
Deposits	(Note 10)	139,930,848	123,873,552	137,374,314	116,537,589
Demand deposits		40,012,310	35,725,505	40,058,819	35,802,362
Savings deposits		36,714,427	32,844,214	36,714,427	32,844,214
Interbank deposits		7,139,724	9,809,483	4,458,497	2,113,751
Time deposits		55,775,215	45,360,026	55,853,399	45,642,938
Sundry		289,172	134,324	289,172	134,324
Deposits received under security repurchase agreements		43,544,331	26,169,114	42,934,230	25,495,081
Own portfolio		28,389,939	20,248,664	28,378,344	19,574,631
Third-party portfolio		14,709,173	5,920,450	14,110,667	5,920,450
Free movement portfolio		445,219	—	445,219	—
Funds from acceptance and issue of securities		604,937	470,052	1,147,566	439,898
Foreign securities		604,937	470,052	1,147,566	439,898
Interbank accounts		1,165,565	980,143	1,165,628	980,153
Receipts and payments pending settlement		1,162,685	979,330	1,162,748	979,340
Correspondent banks		2,880	813	2,880	813
Interdepartmental accounts		2,397,223	1,972,847	2,397,223	1,972,847
Third-party funds in transit		2,280,733	1,883,420	2,280,733	1,883,420
Internal transfers of funds		116,490	89,427	116,490	89,427
Borrowings	(Note 11)	2,584,840	3,518,262	1,673,255	2,239,665
Foreign borrowings		2,584,840	3,518,262	1,673,255	2,239,665
Local onlendings—official institutions	(Note 12)	9,636,104	9,053,227	9,642,098	9,058,310
National Treasury		2,988,798	4,156,519	2,988,798	4,156,519
National Bank for Economic and Social Development (BNDES)		2,608,280	1,637,854	2,608,280	1,637,854
National Industrial Financing Authority (FINAME)		3,354,895	2,703,454	3,360,733	2,708,400
Other institutions		684,131	555,400	684,287	555,537

BALANCE SHEET
December 31, 2006

		BB - Domestic and Foreign branches		BB - Consolidated	
		12.31.2006	12.31.2005	12.31.2006	12.31.2005
Foreign onlendings		1,144,733	156,751	95	95
Foreign onlendings		1,144,733	156,751	95	95
Derivative financial instruments	(Note 5b)	3,350,395	417,139	3,350,708	417,183
Derivative financial instruments		3,350,395	417,139	3,350,708	417,183
Other liabilities		23,583,600	28,249,375	23,930,458	28,048,206
Collection and payment of taxes and social contribution		180,554	343,607	180,928	343,957
Foreign exchange portfolio	(Note 14a)	10,012,622	17,499,609	10,012,622	17,499,609
Social and statutory		1,163,199	1,168,274	1,164,670	1,169,440
Taxes and social security contributions		2,248,106	1,315,562	2,584,941	1,545,068
Negotiation and intermediation of securities		588,220	689,750	137,278	57,796
Financial and development funds	(Note 14b)	93,435	118,665	93,435	118,665
Subordinated debt	(Note 14e)	15,302	—	15,302	—
Hybrid capital and debt instruments		16,519	—	16,519	—
Sundry	(Note 14d)	9,265,643	7,113,908	9,724,763	7,313,671
LONG-TERM LIABILITIES		54,398,425	49,083,243	51,854,070	50,813,635
Deposits	(Note 10)	21,542,849	18,333,298	21,466,644	21,120,670
Interbank deposits		495,824	481,522	419,619	3,268,894
Time deposits		21,047,025	17,851,776	21,047,025	17,851,776
Deposits received under security repurchase agreements		6,349,162	5,013,178	6,349,162	5,013,178
Own portfolio		3,537,793	3,547,596	3,537,793	3,547,596
Third-party portfolio		2,756,342	1,465,582	2,756,342	1,465,582
Free movement portfolio		55,027	—	55,027	—
Funds from acceptance and issue of securities		—	150,024	1,156,492	2,725,753
Foreign securities		—	150,024	1,156,492	2,725,753
Borrowings	(Note 11)	2,685,536	4,257,516	2,064,065	2,618,184
Foreign borrowings		2,685,536	4,257,516	2,064,065	2,618,184
Local onlendings—official institutions	(Note 12)	4,683,926	4,307,061	4,692,545	4,312,108
National Bank for Economic and Social Development (BNDES)		2,049,362	2,270,503	2,049,362	2,270,503

BALANCE SHEET
December 31, 2006

		BB - Domestic and Foreign branches		BB - Consolidated	
		12.31.2006	12.31.2005	12.31.2006	12.31.2005
National Industrial Financing Authority (FINAME)		2,634,564	2,036,558	2,643,183	2,041,605
Foreign onlendings		2,200,240	430,800	381	381
Foreign onlendings		2,200,240	430,800	381	381
Derivative financial instruments	(Note 5b)	160,663	153,638	160,697	153,638
Derivative financial instruments		160,663	153,638	160,697	153,638
Other liabilities		16,776,049	16,437,728	15,964,084	14,869,723
Taxes and social security contributions		—	—	87,082	54,240
Negotiation and intermediation of securities		1,156,491	1,890,792	2,742	—
Financial and development funds	(Note 14b)	1,808,954	1,813,656	1,808,954	1,813,656
Special operations		2,367	2,388	2,367	2,388
Subordinated debt	(Note 14e)	8,979,309	7,840,318	8,979,309	7,840,318
Hybrid capital and debt instruments		1,068,600	—	1,068,600	—
Sundry	(Note 14d)	3,760,328	4,890,574	4,015,030	5,159,121
DEFERRED INCOME		128,616	124,562	128,616	124,562
Deferred income		128,616	124,562	128,616	124,562
STOCKHOLDERS' EQUITY	(Note 17)	20,758,158	16,803,917	20,758,158	16,849,764
Capital		11,912,895	10,751,490	11,912,895	10,797,337
Local residents		11,867,048	10,751,490	11,867,048	10,751,490
(Allowance for losses from other receivables)		45,847	(Notes 6e & 6f)	45,847	45,847
Capital reserves		355,638	4,778	355,638	4,778
Revaluation reserves		6,597	23,351	6,597	23,351
Revenue reserves		8,100,790	6,020,150	8,100,790	6,020,150
Adjust. to market value—secur. and deriv. financial instr.	(Note 17i)	382,238	129,927	382,238	129,927
(Treasury stock)		—	(125,779)	—	(125,779)
Total		303,227,775	260,872,184	296,356,419	252,976,988

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

In thousands of reais

STATEMENT OF INCOME

Year ended at December 31, 2006

		BB - Domestic and Foreign Branches			BB - Consolidado		
		2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
INCOME FROM FINANCIAL INTERMEDIATION		18,337,585	36,627,161	32,870,047	18,625,084	37,147,379	33,315,960
Loans		11,013,566	21,344,217	18,977,322	11,177,222	21,613,245	19,199,702
Leases		28,403	51,548	28,557	292,974	533,763	382,655
Securities		6,817,733	13,714,291	12,501,274	6,678,473	13,484,263	12,419,029
Derivative financial instruments		(315,172)	(631,731)	(326,019)	(316,639)	(634,688)	(384,976)
Foreign exchange, net		—	537,267	—	—	539,228	10,637
Compulsory deposits		793,055	1,611,569	1,688,913	793,054	1,611,568	1,688,913
EXPENSES FROM FINANCIAL INTERMEDIATION		(12,615,524)	(25,996,441)	(22,280,591)	(12,805,654)	(26,339,069)	(22,506,699)
Deposits and funds obtained in the money market		(8,652,401)	(17,014,763)	(15,271,664)	(8,639,031)	(16,988,740)	(15,246,252)
Borrowings and onlendings		(815,700)	(1,848,894)	(1,601,766)	(815,948)	(1,849,559)	(1,602,403)
Leases		(18,016)	(33,146)	(13,656)	(198,055)	(360,803)	(251,413)
Foreign exchange, net		(69,401)	—	(24,343)	(68,903)	—	—
Provision for loan losses	(Note 6e & 6f)	(3,060,006)	(7,099,638)	(5,369,162)	(3,083,717)	(7,139,967)	(5,406,631)
GROSS FINANCIAL INTERMEDIATION INCOME		5,722,061	10,630,720	10,589,456	5,819,430	10,808,310	10,809,261
OTHER OPERATING INCOME/EXPENSES		(2,721,431)	(4,659,716)	(3,776,414)	(2,691,476)	(4,611,895)	(3,778,849)
Service revenues		4,174,201	8,177,038	7,045,699	4,539,030	8,887,274	7,648,070
Personnel expenses	(Note 16b)	(3,955,767)	(7,793,312)	(7,395,465)	(3,994,385)	(7,870,755)	(7,473,179)
Other administrative expenses	(Note 16c)	(3,026,051)	(5,800,678)	(5,580,719)	(3,061,910)	(5,873,116)	(5,670,208)
Tax Expenses		(896,051)	(1,749,275)	(1,623,889)	(934,437)	(1,825,290)	(1,720,747)
Equity in the (earnings)/loss of subsidiary and associated companies	(Note 20)	548,421	819,971	411,279	263,974	287,981	(66,723)
Other operating income	(Note 16d)	1,925,736	5,092,039	7,615,797	1,960,429	5,137,813	7,623,475
Other operating expenses	(Note 16e)	(1,491,920)	(3,405,499)	(4,249,116)	(1,464,177)	(3,355,802)	(4,119,537)
OPERATING INCOME		3,000,630	5,971,004	6,813,042	3,127,954	6,196,415	7,030,412
NON-OPERATING INCOME	(Note 16f)	65,276	114,166	208,354	69,120	120,041	210,151
Non-operating income		105,470	206,540	309,770	110,178	214,435	316,944
Non-operating expenses		(40,194)	(92,374)	(101,416)	(41,058)	(94,394)	(106,793)
PROFIT BEFORE TAXATION AND PROFIT SHARING		3,065,906	6,085,170	7,021,396	3,197,074	6,316,456	7,240,563
INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME	(Note 18)	(632,333)	731,705	(2,336,802)	(761,132)	504,148	(2,553,555)
Income tax		(678,027)	(1,777,491)	(1,814,129)	(782,112)	(1,970,825)	(1,973,757)
Social contribution on net income		(248,671)	(659,111)	(660,179)	(284,112)	(724,979)	(716,020)
Deferred tax credits		294,365	3,168,307	137,506	305,092	3,199,952	136,222
PROFIT SHARING		(277,985)	(773,098)	(530,992)	(280,354)	(776,827)	(533,406)
NET INCOME		2,155,588	6,043,777	4,153,602	2,155,588	6,043,777	4,153,602
Number of shares		825,316,423	825,316,423	810,617,415	825,316,423	825,316,423	810,617,415
(Treasury Stock)		—	—	(11,257,677)	—	—	(11,257,677)
Total shares used in calculation of net income per share		825,316,423	825,316,423	799,359,738	825,316,423	825,316,423	799,359,738
Net income per share		2.61	7.32	5.20	2.61	7.32	5.20

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS

(in thousands of Reais)

STATEMENT OF CHANGES IN STOCK HOLDERS' EQUITY

Year ended at December 31, 2006

EVENTS	Capital	Capital reserves			Reavalution Reserves in subsidiary and associated companies	Revenue reserves			Adjustment to Market Value—Marketable Securities and Derivatives		Retained earnings	Treasury shares	Total
		Donations and fiscal incentives	Profit from the sale of treasury stock	Share premium account		Legal	Statutory	Expansion Reserves	Multiple Bank	Subsidiary and associated companies			
Balances at 12.31.2004	9,864,153	35	140	4,594	25,717	585,997	347,291	3,360,963	46,796	(4,211)	—	(125,779)	14,105,696
Capital increase (Note 17c)	933,184	—	—	—	—	—	—	(933,184)	—	—	—	—	—
Adjustment to market value—securities and derivative financial instruments (Note 17i)	—	—	—	—	—	—	—	—	(15,432)	97,929	—	—	82,497
Tax effect on adjustments—securities and derivative financial instruments (Note 17i)	—	—	—	—	—	—	—	—	5,483	(638)	—	—	4,845
Prescribed dividends	—	—	—	—	—	—	—	—	—	—	1,173	—	1,173
Other events:													
Revaluations in subsidiary and associated companies	—	—	—	—	13	—	—	—	—	—	—	—	13
Realization of revaluation reserve in subsidiary and associated companies (Note 17e)	—	—	—	—	(2,379)	—	—	—	—	—	2,379	—	—
Donations	—	9	—	—	—	—	—	—	—	—	—	—	9
Net income for the year	—	—	—	—	—	—	—	—	—	—	4,153,602	—	4,153,602
Appropriations													
Reserves	—	—	—	—	—	207,680	124,608	2,326,795	—	—	(2,659,083)	—	—
Dividends (Note 17g)	—	—	—	—	—	—	—	—	—	—	(130,085)	—	(130,085)
Interest on own capital (Note 17g)	—	—	—	—	—	—	—	—	—	—	(1,367,986)	—	(1,367,986)
Balances at 12.31.2005	10,797,337	44	140	4,594	23,351	793,677	471,899	4,754,574	36,847	93,080	—	(125,779)	16,849,764
Changes in the year	933,184	9	—	—	(2,366)	207,680	124,608	1,393,611	(9,949)	97,291	—	—	2,744,068

STATEMENT OF CHANGES IN STOCK HOLDERS' EQUITY
Year ended at December 31, 2006

EVENTS		Capital	Capital reserves: Donations and fiscal incentives	Capital reserves: Profit from the sale of treasury stock	Capital reserves: Share Premium account	Reavalution Reserves in subsidiary and associated companies	Revenue reserves: Legal	Revenue reserves: Statutory	Revenue reserves: Expansion Reserves	Adjustment to Market Value - Marketable Securities and Derivatives: Multiple Bank	Adjustment to Market Value - Marketable Securities and Derivatives: Subsidiary and associated companies	Retained earnings	Treasury shares	Total
Balances at 06.30.2006		11,912,834	—	355,638	—	23,264	988,087	588,545	5,210,866	20,533	78,707	—	—	19,178,474
Capital increase by the exercise of subscription bonuses	(Note 17c)	61	—	—	—	—	—	—	—	—	—	—	—	61
Adjustment to market value—securities and derivative financial instruments	(Note 17i)	—	—	—	—	—	—	—	—	180,134	182,043	—	—	362,177
Tax effect on adjustments—securities and derivative financial instruments	(Note 17i)	—	—	—	—	—	—	—	—	(66,785)	(12,394)	—	—	(79,179)
Dividends and bonuses—Reversal of residual value		—	—	—	—	—	—	—	—	—	—	4	—	4
Interest on own capital		—	—	—	—	—	—	—	—	—	—	732	—	732
Other events:														
Revaluations in subsidiary and associated companies		—	—	—	—	2,536	—	—	—	—	—	—	—	2,536
Realization of revaluation reserve in subsidiary and associated companies	(Note 17e)	—	—	—	—	(19,203)	—	—	—	—	—	19,203	—	—
Net income for the semester		—	—	—	—	—	—	—	—	—	—	2,155,588	—	2,155,588
Appropriations														
Reserves	(Note 17f)	—	—	—	—	—	107,779	1,205,513	—	—	—	(1,313,292)	—	—
Dividends	(Note 17g)	—	—	—	—	—	—	—	—	—	—	(180,858)	—	(180,858)
Interest on own capital	(Note 17g)	—	—	—	—	—	—	—	—	—	—	(681,377)	—	(681,377)
Balances at 12.31.2006		11,912,895	—	355,638	—	6,597	1,095,866	1,794,058	5,210,866	133,882	248,356	—	—	20,758,158
Changes in the semester		61	—	—	—	(16,667)	107,779	1,205,513	—	113,349	169,649	—	—	1,579,684

STATEMENT OF CHANGES IN STOCK HOLDERS' EQUITY
Year ended at December 31, 2006

			Capital reserves				Revenue reserves			Adjustment to Market Value - Marketable Securities and Derivatives				
EVENTS		Capital	Donations and fiscal incentives	Profit from the sale of treasury stock	Share Premium account	Reavalution Reserves in subsidiary and associated companies	Legal	Statutory	Expansion Reserves	Multiple Bank	Subsidiary and associated companies	Retained earnings	Treasury shares	Total
Balances at 12.31.2005		10,797,337	44	140	4,594	23,351	793,677	471,899	4,754,574	36,847	93,080	—	(125,779)	16,849,764
Capital increase with reserves	(Note 17c)	811,176	(44)	(140)	(4,594)	—	—	—	(806,398)	—	—	—	—	0
Capital increase by the exercise of subscription bonuses	(Note 17c)	304,382	—	—	—	—	—	—	—	—	—	—	—	304,382
Disposal of treasury shares		—	—	355,638	—	—	—	—	—	—	—	—	125,779	481,417
Adjustment to market value—securities and derivative financial instruments	(Note 17i)	—	—	—	—	—	—	—	—	154,182	180,546	—	—	334,728
Tax effect on adjustments—securities and derivative financial instruments	(Note 17i)	—	—	—	—	—	—	—	—	(57,147)	(25,270)	—	—	(82,417)
Dividends		—	—	—	—	—	—	—	(760,000)	—	—	—	—	(760,000)
Dividends and bonuses—Reversal of residual value		—	—	—	—	—	—	—	—	—	—	4	—	4
Prescribed dividends		—	—	—	—	—	—	—	—	—	—	745	—	745
Interest on own capital		—	—	—	—	—	—	—	—	—	—	732	—	732
Other events:														
Revaluations in subsidiary and associated companies		—	—	—	—	2,536	—	—	—	—	—	—	—	2,536
Realization of revaluation reserve in subsidiary and associated companies	(Note 17e)	—	—	—	—	(19,290)	—	—	—	—	—	19,290	—	—
Net income for the year		—	—	—	—	—	—	—	—	—	—	6,043,777	—	6,043,777
Appropriations														
Reserves	(Note 17f)	—	—	—	—	—	302,189	1,322,159	2,022,690	—	—	(3,647,038)	—	—
Dividends	(Note 17g)	—	—	—	—	—	—	—	—	—	—	(1,043,096)	—	(1,043,096)
Interest on own capital	(Note 17g)	—	—	—	—	—	—	—	—	—	—	(1,374,414)	—	(1,374,414)
Balances at 12.31.2006		11,912,895	—	355,638	—	6,597	1,095,866	1,794,058	5,210,866	133,882	248,356	—	—	20,758,158
Changes in the year		1,115,558	(44)	355,498	(4,594)	(16,754)	302,189	1,322,159	456,292	97,035	155,276	—	125,779	3,908,394

FINANCIAL STATEMENTS

In thousands of Reais

STATEMENT OF CHANGES IN FINANCIAL POSITION

Year ended at December 31, 2006

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
FINANCIAL RESOURCES WERE PROVIDED BY	27,021,283	50,652,118	49,224,385	27,683,068	51,054,233	46,395,065
Net Income	2,155,588	6,043,777	4,153,602	2,155,588	6,043,777	4,153,602
Adjustments to net income	(252,689)	(335,572)	(223,849)	185,530	337,069	268,203
Depreciation and amortization	357,579	697,295	641,666	358,254	698,634	645,286
Depreciation of leased assets	13,549	24,618	13,221	180,073	323,424	227,331
Equity in the earnings (loss) of subsidiary and associated companies	(548,421)	(819,971)	(411,279)	(263,974)	(287,981)	66,723
(Profit)/loss on the sale of assets	(33,362)	(56,423)	25	(33,472)	(56,546)	25
(Profit)/loss on the disposal of property and equipment in use	(27,104)	(50,561)	(83,120)	(27,104)	(50,561)	(83,120)
Excess depreciation	—	—	—	(38,835)	(69,317)	(38,865)
Changes in the currency exchange rate	(22,900)	(147,421)	(417,910)	(17,160)	(262,524)	(601,369)
(Gains)/losses from changes in percentage ownership of investments	—	—	—	—	—	
Capital gains	5,068	20,185	—	5,053	19,450	—
Provision/(reversal) for devaluation of other assets	(1,508)	(7,113)	—	(2,075)	(7,652)	(41)
Other adjustments	4,410	3,819	33,548	24,770	30,142	52,233
Changes in deferred income	887	4,054	(9,018)	887	4,054	(9,018)
Mark-to-Market—Securities and Derivative Financial Instruments	282,998	252,311	87,342	282,998	252,311	87,342
Shareholder funds:						
Capital increase	61	1,116	—	61	1,116	—
Capital transfer—branches and subsidiaries abroad	769,160	769,160	—	—	—	—
Donations and investment subsidies	—	—	—	—	—	14
Capital realization— Subsidiary/associated companies	—	—	—	—	—	2,970
Third party funds:						
Increase in liabilities	23,003,029	42,739,888	36,831,313	23,451,628	43,508,267	34,196,357
Deposits	18,973,171	19,266,847	24,683,590	18,901,471	21,182,699	22,126,417
Deposits received under security repurchase agreements	—	18,711,200	—	—	18,775,132	—
Funds from acceptance and issue of securities	7,542	—	—	—	—	2,389,880
Interbank and interdepartmental accounts	145,998	609,798	1,222,441	138,059	609,852	1,222,445
Borrowings and onlendings	1,522,327	1,211,762	—	1,710,250	—	—
Derivative financial instruments	2,353,991	2,940,281	47,894	2,355,798	2,940,584	47,641
Other liabilities	—	—	10,877,388	346,050	—	8,409,974
Decrease in current assets and long—term receivables	400,790	—	6,940,351	1,053,124	8,334	7,016,078
Short-term interbank investments	—	—	—	670,659	—	—
Securities and derivative financial instruments	—	—	6,935,866	—	—	7,015,244
Lease operations	3,300	—	4,485	2,471	8,334	834
Other receivables	397,490	—	—	379,994	—	—
Disposal of assets and investments	87,874	146,986	237,130	280,084	368,495	294,111
Non-operating assets	22,682	51,532	50,627	22,728	52,008	51,288
Property and equipment in use	65,192	95,454	186,267	65,009	95,271	186,267
Leased assets	—	—	—	27,676	56,294	55,729
Investments	—	—	236	164,671	164,922	827
Revaluation reserve recognized by the equity method of accounting	2,536	2,536	(2,286)	2,536	2,536	(2,286)
Dividends received from subsidiary/associated companies	571,049	1,027,862	1,204,138	252,529	499,731	356,050
Interest on own capital	—	—	5,662	18,103	28,543	34,626

STATEMENT OF CHANGES IN FINANCIAL POSITION

Year ended at December 31, 2006

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
FINANCIAL RESOURCES WERE USED FOR	27,293,201	51,737,535	58,872,969	28,002,134	52,133,085	56,061,224
Capital increase of subsidiaries	—	—	—	—	25,765	—
Dividends and Bonuses Proposed	180,858	1,043,096	130,085	180,858	1,043,096	130,085
Interest on own capital	681,377	1,374,414	1,367,986	681,377	1,374,414	1,367,986
Resources repatriated	19,998	19,998	—	19,998	19,998	—
Reversals in Assets and Investments	333,662	481,405	850,771	786,276	1,216,535	1,273,807
Non-operating assets	12,583	35,244	39,371	12,610	35,612	39,922
Property and equipment in use	236,704	336,402	696,026	236,704	336,402	696,025
Leased assets	13,025	38,409	65,625	372,795	741,158	508,008
Adj. to market value of subsidiaries	71,350	71,350	49,749	—	(61,374)	28,475
Investments	—	—	—	164,167	164,737	1,377
Deferred charges	100,512	182,528	195,166	100,509	182,496	199,018
Increase in current assets and long-term receivables	23,414,215	44,293,502	32,585,546	23,721,754	44,229,498	30,121,766
Short-term interbank investments	356,109	1,217,726	14,752,576	—	91,777	12,542,565
Securities and derivative financial instruments	2,119,329	6,202,406	—	2,430,660	6,637,714	—
Interbank and interdepartmental accounts	2,082,424	3,787,084	2,261,663	2,086,418	3,790,890	2,271,888
Loan operations	18,618,326	27,213,321	11,291,406	18,965,151	27,916,038	11,118,465
Lease operations	—	12,978	—	—	—	—
Other receivables	—	5,455,221	3,998,444	—	5,374,335	3,909,908
Other assets	238,027	404,766	281,457	239,525	418,744	278,940
Decrease in liabilities	2,562,579	4,342,592	23,743,415	2,511,362	4,041,283	22,968,562
Deposits received under security repurchase agreements	2,331,034	—	14,251,914	2,212,756	—	14,018,601
Funds from acceptance and issue of securities	—	15,139	239,098	298,606	861,593	—
Borrowings and onlendings	—	—	9,252,403	—	156,303	8,949,961
Other liabilities	231,545	4,327,453	—	—	3,023,387	—
Increase (decrease) in cash and cash equivalents	(271,918)	(1,085,417)	(9,648,584)	(319,066)	(1,078,852)	(9,666,159)
Change in cash and cash equivalents:						
At the beginning of the period	5,014,440	5,827,939	15,476,523	5,067,877	5,827,663	15,493,822
At the end of the period	4,742,522	4,742,522	5,827,939	4,748,811	4,748,811	5,827,663
Increase (decrease) in cash and cash equivalents	(271,918)	(1,085,417)	(9,648,584)	(319,066)	(1,078,852)	(9,666,159)

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS
In thousands of Reais

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

NOTE 1. The Bank and its Operations

Banco do Brasil S.A. (the "Bank") is a publicly listed company established under private law, with both public and private stockholders, and subject to the requirements of Brazilian corporate legislation. Its corporate purpose is to carry out all asset, liability and accessory banking operations, to provide banking services, to intermediate and originate financial transactions and to perform any other activity permitted of institutions that form part of the National Finance System. It is also the main financial agent of the Brazilian Federal Government and is therefore required to carry out the functions attributed to it by law, specifically those of Art. 19 of Law 4595/1964.

NOTE 2. Presentation of the Financial Statements

2.a) The Financial Statements have been prepared in accordance with the requirements of Law 6404/1976 and observing the rules and instructions issued by the Brazilian Central Bank (BACEN) and the Brazilian Securities Commission (CVM) and include the operations of Banco do Brasil S.A. in Brazil and its branches and subsidiaries abroad (BB-Domestic and Foreign Branches), and the consolidated position of the branches and financial subsidiaries in Brazil and abroad and the foreign special purpose entities (BB-Consolidated). The account balances of the "Foreign branches" and the "Foreign branches and subsidiaries" included in the financial statements of "BB—Domestic and Foreign Branches" and "BB—Consolidated", respectively, are as follows:

	Foreign branches		Foreign Branches and Subsidiaries	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
Current assets	27,604,966	37,379,176	27,686,969	37,765,382
Long-term receivables	12,550,633	9,944,093	12,468,336	10,269,615
Permanent assets	111,847	143,726	137,120	169,390
Total assets	40,267,446	47,466,995	40,292,425	48,204,387
Current liabilities	29,425,384	37,700,869	28,583,671	36,824,823
Long-term liabilities	7,338,294	7,194,646	7,398,271	7,232,424
Deferred income	6,580	6,154	6,580	6,154
Shareholder's equity	3,497,188	2,565,326	4,303,903	4,140,986
Total liabilities and stockholders' equity	40,267,446	47,466,995	40,292,425	48,204,387
Net income for the year	226,691	119,829	260,524	234,080

2.b) The consolidated financial statements (BB—Consolidated) comprise domestic companies and foreign branches and subsidiaries, as follows: Banco do Brasil—AG. Vienna (Austria), BB Leasing Company Ltd., Brasilian American Merchant Bank—BAMB, BB Securities Ltd. and the domestic subsidiaries: BB Administração de Ativos—Distribuidora de Títulos e Valores Mobiliários S.A., BB Banco de Investimento S.A., BB Leasing S.A.—Arrendamento Mercantil and BB Banco Popular do Brasil S.A.

In order to comply with CVM Instruction No. 408, of August 18, 2004, the following Foreign Special Purpose Entities (SPEs) have been included in the consolidation, as from December 2005: Dollar Diversified Payment Rights Finance Company and Nikkei Remittance Rights Finance Company.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

The asset and liability and the income and expense accounts reflecting transactions between the foreign branches and subsidiaries and Banco do Brasil S.A. were eliminated in the consolidation. The translation into Brazilian Reais of the financial statements prepared in a foreign currency is carried out using current exchange rates, in conformity with CVM Decision 28/1986.

BB—Corretora de Seguros e Administradora de Bens S.A., BB—Administradora de Cartões de Crédito S.A., BB-Tur Viagens e Turismo Ltda., Cobra Tecnologia S.A., Ativos S.A. and BB—Administradora de Consórcios S.A. were not included in the consolidation, in accordance with article 23 of CVM Instruction 247/03.27.1996, as they do not materially affect the consolidated financial statements, and Brasil Aconselhamento Financeiro S.A was also not included because it is in the process of liquidation. The investments in these companies were recorded using the equity method of accounting, and the information required by article 20 of CVM Instruction 247 of 03.27.1996 and CVM Deliberation 26 of 02.05.1986 is presented in Notes 20 and 21, respectively.

2.c) The Cash Flow Statement, prepared in accordance with Accounting Standards and Procedures—NPC 20, of 4.30.1999, issued by the Brazilian Institute of Accountants—IBRACON, and the Statement of Added Value, prepared in accordance with Resolution CFC n.° 1,010, of 1.21.2005, of the Federal Accounting Council, are being shown as supplementary information to the basic financial statements.

NOTE 3. Significant Accounting practices

3.a) Income and expenses are recognized on the accrual basis.

3.b) Assets and liabilities with floating rates are recorded at their present values, on a pro rata basis, in accordance with variations in the contractual indices. Assets and liabilities with fixed rates are recorded at their future values, adjusted to reflect unearned income or prepaid expenses. Assets and liabilities denominated in or indexed to foreign currencies are adjusted in accordance with the exchange rates or official indices as of the balance sheet date and are presented at their realizable values. Transaction gains and losses are recorded in income for the period. For the subsidiaries located abroad, assets and liabilities are translated into Brazilian Reais at the closing exchange rate on the balance sheet date.

3.c) Interbank Investments

Interbank funds applied are recorded at the investment value or purchase price, plus income accrued up to the balance sheet date.

3.d) Securities

Securities purchased for the Bank's own portfolio are recorded at the amount paid, including brokerage charges and fees, and are classified based on the intention of management, in one of three different categories; as follows:

3.d.1) Trading securities: these are securities purchased in order to be actively and frequently traded. They are adjusted monthly to their market value, and increases and decreases in market value are recorded in income and expense accounts for the period;

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

3.d.2) Available-for-sale securities: these are securities which are not classified as either trading or held-to-maturity. They are adjusted monthly to their market value, and increases and decreases in market value are recorded, net of tax effects, in a separate stockholders' equity account;

3.d.3) Held–to-maturity securities: these are securities that the Bank both intends and has the financial capacity to hold to maturity. The financial capacity is supported by a cash flow projection that does not consider the possibility of selling these securities. They are not adjusted to their market value.

The mark-to-market methodology used for securities was established following consistent and verifiable criteria, which considers the average trading price on the day of calculation or, if not available, pricing models that estimate the probable net realizable value.

Income accrued on the securities, irrespective of the category in which they are classified, is accrued on a pro rata basis up to the date of maturity or final sale, using an exponential or straight-line method, based on the contractual remuneration and purchase price, and recorded directly in income for the period.

Losses from securities classified as available–for-sale and held-to-maturity, if judged to be other than temporary, are recorded as an expense for the period, and a new cost basis for the asset is established.

Upon their sale, the difference between the selling price and book value is recorded on the date of the transaction as either a gain or loss from securities.

3.e) Derivative financial instruments

Derivative financial instruments are recorded at market value in each monthly balance sheet and when the Bank publishes financial statements. Increases or decreases in market value are recorded in the income or expense accounts of the respective financial instruments.

The mark-to-market methodology used for derivative financial instruments was established following consistent and verifiable criteria, which considers the average trading price on the date of calculation or, if not available, pricing models that estimate the probable net realizable value, according to the characteristics of the derivative.

Derivative financial instruments used to offset, in whole or in part, risks arising from exposure to variations in the market values of financial assets or liabilities are considered hedging instruments and are classified and measured according to the nature of the hedge:

3.e.1) Market risk hedge—increases or decreases in value of the derivative financial instruments classified in this category, as well as of the item hedged, are recorded in income and expense accounts for the period;

3.e.2) Cash flow hedge—the effective portion of the increases or decreases in value of the derivative financial instruments classified in this category is recorded, net of tax effects, in a separate stockholders' equity account. The effective portion is that for which the variation of the item hedged, as relates to the corresponding risk, is offset by the variation in the derivative financial instrument used to execute the hedge, considering the accumulated gain or loss. Other variations in these instruments (i.e. the ineffective portion) are recorded directly in income or expense accounts for the period.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

3.f) Loan and lease operations, advances on foreign exchange contracts, other receivables with characteristics of loans and the allowance for loan losses

Loan and lease operations, advances on foreign exchange contracts and other receivables with characteristics of loans are classified according to management's evaluation with respect to the risk level of the credit, taking into consideration the economic environment, past experience and specific risks in relation to the operation, the debtors and guarantors; and observing the parameters established by Bacen Resolution n.° 2,682/1999, which requires the periodic analysis of the portfolio and assignment of ratings in one of nine categories, ranging from AA (minimum risk) to H (maximum risk). Income from loans overdue for more than 60 days, regardless of their risk category, will only be recognized as income when effectively received (i.e. on the cash basis).

Operations classified in level H continue in this rating for up to 6 months, at which time they are written off against the existing provision and controlled, for five years, in memorandum accounts, no longer being recognized in the balance sheet.

Renegotiated operations are maintained, at a minimum, at the same level at which they were rated prior to the renegotiation. The renegotiation of loans that had already been written off against the provision, and that were being controlled in memorandum accounts, are classified as H, and any gains from the renegotiation are only recognized as income when effectively received.

The allowance for loan losses, considered sufficient by management, satisfies the minimum requirements established by the aforementioned Resolution, as demonstrated in Note 6.d.

3.g) Permanent assets

3.g.1) Equity investments, when material, are recorded using the equity method. The financial information of the foreign branches and subsidiaries is adapted to conform to the accounting practices adopted in Brazil and translated to Reais, with the impacts recorded in income for the period. Other permanent investments are stated at cost, price level-restated up to December 31, 1995, and are adjusted to market value through the formation of provision;

3.g.2) Property and equipment is stated at cost, less depreciation, calculated on the straight-line method at the following annual rates: buildings and leasehold improvements—4%; vehicles, installations and equipment—20%; others—10%;

3.g.3) Costs are capitalized when there is an increase in the expected economic benefit to be provided by an asset. Organization and expansion costs recorded in Permanent Assets—Deferred Charges relate to: leasehold improvements in properties owned by third parties for the installation of facilities, amortized at rates based on the rental terms; and the cost of purchase and development of systems, amortized at an annual rate of 20%;

3.h) Vacations, paid leave and thirteenth salaries

Vacations, paid leave and thirteenth salaries are accrued for monthly, in accordance with the period of acquisition of the benefit.

3.i) Employee benefits

Short-term benefits for existing employees are recognized on the accrual basis as the services which result in these benefits are provided. Post-employment benefits, comprising supplementary retirement benefits, medical assistance and other benefits for which the Bank is responsible, were calculated at December 31, 2006 in accordance with the criteria established by CVM Deliberation 371 of 12.13.2000, considering a 6.3% annual interest rate, and are allocated monthly in accordance with the calculation, as demonstrated in Note 25.

3.j) Income and Social Contribution Taxes

Corporate income tax is calculated at the basic rate of 15% plus a surcharge of 10% on taxable income above a specific limit, and the Social Contribution on net income is calculated at the basic rate of 9% on taxable income (Note 18.a). Deferred taxes are recorded in accordance with the criteria mentioned in Note 19 and are supported by a technical study of future realization prepared by Bank management.

3.k) Contingent assets, liabilities and legal obligations

The recognition, measurement and disclosure of contingent assets, contingent liabilities and legal obligations is performed in accordance with the criteria defined in CVM Deliberation n.° 489/2005, which legalized the adoption of Statement NPC 22 of the Brazilian Institute of Accountants—IBRACON.

3.k.1) Contingent assets—Contingent assets are only recognized in the financial statements when there is existing evidence demonstrating that realization of the asset is a certainty;

3.k.2) Contingent liabilities—Contingent liabilities are recognized in the financial statements when, based on the opinion of legal counsel and Management, the risk of loss of a lawsuit or administrative proceeding is considered probable, with a likely outflow of financial resources being required to settle the obligations, and when the amounts involved can be measured with sufficient reliability;

3.k.3) Legal obligations—fiscal and social security—derived from tax obligations provided for in the applicable legislation, regardless of the probability of success of any lawsuits in progress, and which are recognized in full in the financial statements.

3.l) Prepaid expenses

Represent funds applied in prepayments, where the benefits or rendering of services is to occur in future periods.

3.m) Use of estimates and judgements

The preparation of financial statements in accordance with accounting practices adopted in Brazil requires Management to make judgments and assumptions, when applicable, in determining accounting estimates. Significant assets and liabilities subject to these judgments and assumptions include the residual value of property, plant and equipment, the allowance for loan losses deferred income tax assets, the provision for contingencies, valuation of derivative financial instruments, and the assets and liabilities relating to employee benefit plans. The actual amounts involved in these transactions will only be known upon their effective settlements.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

NOTE 4. Interbank Investments

	Current and long-term			
	BB - Domestic and Foreign branches		BB - Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
Repurchase agreements	17,572,376	8,097,193	17,489,570	8,049,830
Sales pending settlement—own operations	2,577,194	1,456,851	2,577,194	1,456,851
Sales pending settlement—financed operations	14,995,182	6,640,342	14,912,376	6,592,979
Interbank deposits	19,168,861	25,474,093	11,582,910	20,887,345
Foreign currency deposits	1,042,911	2,995,136	15,220	58,748
Total	37,784,148	36,566,422	29,087,700	28,995,923

NOTE 5. Securities and Derivative Financial Instruments

Securities are classified in one of three categories: trading, available-for-sale or held-to-maturity; and derivative financial instruments, in either derivates held for trading, or derivatives held for hedging purposes.

Trading securities are adjusted to market value, and the adjustments recorded as income or expense for the period, while market value adjustments on available-for-sale securities are recorded in a separate stockholders' equity account. Held-to-maturity securities are stated at cost plus accrued income for the period.

Derivative financial instruments held for trading purposes, contracted at the request of clients or for own account, are not intended to comply with the hedge accounting criteria and are recorded at market value, with changes in market value recorded as income or expense for the period. Derivatives held for hedging purposes are used to protect exposures to risk, or to modify the characteristics of financial assets and liabilities. They are directly associated with the hedged item and are also adjusted to market value, with changes in market value recorded as income or expense for the period; as they have been classified as "market risk" hedges.

The criteria used for the calculation of market values of marketable securities and derivative financial instruments is as follows:

- the average of the representative trading price on the day of the calculation and the daily adjustments of futures market transactions reported by ANDIMA, BM&F, BOVESPA and the Brazilian Central Bank; or
- the net probable realizable value obtained through extrapolating interest rates, foreign exchange rates, price and currency indices, consistent with prices observed during the year.

5.a) Securities

The cost (plus accrued income) and market value of securities at December 31, 2006 is as follows:

BB - Domestic and foreign branches

	12.31.2006								12.31.2005		
	Market Value					Total			Total		
	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
1—Trading securities	—	37,838	1,454,330	1,857,169	3,793,673	7,097,829	7,143,010	—	3,001,397	3,013,954	—
Domestic	—	37,838	1,454,330	1,857,169	3,793,673	7,097,829	7,143,010	—	3,001,397	3,013,954	—
Financial Treasury Bills	—	—	537,750	232,975	2,325,688	3,095,859	3,096,413	—	51,192	51,224	—
Federal Treasury Bills	—	37,838	916,580	1,624,194	1,176,948	3,714,134	3,755,560	—	2,798,121	2,809,783	—
Federal Treasury Notes	—	—	—	—	291,037	287,836	291,037	—	151,659	152,532	—
Shares in listed companies	—	—	—	—	—	—	—	—	425	415	—
2—Available-for-sale securities	23,052	1,076,470	4,513,756	4,872,555	28,918,682	39,052,548	39,404,515	351,967	36,604,522	36,741,927	137,406
Domestic	14,877	914,188	4,466,155	4,854,248	27,546,094	37,582,451	37,795,562	213,111	34,761,616	34,820,544	58,929
Financial Treasury Bills	—	818,993	3,974,068	3,392,177	21,368,710	29,453,747	29,553,948	100,201	27,445,323	27,594,242	148,919
Federal Treasury Bills	—	—	7,281	817,807	1,307,066	2,104,240	2,132,154	27,913	—	—	—
Brazilian Central Bank Notes	—	—	—	—	—	—	—	—	182,297	181,047	(1,250)
Federal Treasury Notes	—	—	—	—	3,891,863	3,809,599	3,891,863	82,265	3,463,224	3,388,685	(74,538)
Federal Government securities – other	—	—	—	414,837	886,810	1,295,755	1,301,647	5,893	1,550,158	1,560,420	10,262
Debentures	—	—	1,461	—	86,347	89,001	87,808	(1,192)	31,366	30,557	(809)
Agricultural debt securities	—	—	82	145	4,974	6,644	5,201	(1,443)	16,905	14,200	(2,705)
Shares in investment funds	6,501	—	—	—	—	6,501	6,501	—	12,334	12,334	—
Shares in social development funds	588	—	—	—	—	1,545	588	(958)	1,545	549	(996)
Shares in listed companies	7,788	—	—	—	—	7,363	7,788	423	7,365	5,260	(2,105)
Rural Product Bills (Commodities)	—	95,195	483,263	229,282	324	808,056	808,064	9	2,051,099	2,033,250	(17,849)
Abroad	8,175	162,282	47,601	18,307	1,372,588	1,470,097	1,608,953	138,856	1,842,906	1,921,383	78,477
EUROBONDS	—	—	—	—	—	—	—	—	35,194	35,055	(139)
Brazilian foreign debt securities	—	162,282	3	18,307	1,372,012	1,414,832	1,552,604	137,772	1,569,345	1,647,518	78,173
Foreign debt securities—other countries	—	—	47,598	—	576	48,243	48,174	(69)	231,477	230,985	(492)
Shares in equity funds	8,174	—	—	—	—	7,022	8,174	1,152	6,890	7,824	934
Shares in listed companies	1	—	—	—	—	—	1	1	—	1	1
3—Held-to-maturity securities	—	13,586	4,842,952	4,298,916	15,182,360	24,405,556	24,337,814	—	25,271,729	24,859,356	—
Domestic	—	—	4,835,738	4,045,765	14,701,068	23,696,844	23,582,571	—	24,128,636	23,645,987	—
Financial Treasury Bills	—	—	4,507,002	1,546,593	14,687,712	20,740,629	20,741,307	—	20,707,535	20,556,546	—
Federal Treasury Notes	—	—	—	2,497,133	13,356	2,625,377	2,510,489	—	2,427,297	2,096,392	—
Federal Government securities – other	—	—	326,672	—	—	326,652	326,672	—	973,975	973,991	—
Commodities	—	—	2,064	2,039	—	4,186	4,103	—	14,824	14,173	—
Other	—	—	—	—	—	—	—	—	5,005	4,885	—
Abroad	—	13,586	7,214	253,151	481,292	708,712	755,243	—	1,143,093	1,213,369	—
EUROBONDS	—	—	—	—	14,187	14,192	14,187	—	—	—	—
Brazilian foreign debt securities	—	—	5	253,151	466,810	673,432	719,966	—	1,141,851	1,212,085	—
Foreign debt securities—other countries	—	—	110	—	295	403	405	—	1,242	1,284	—
Other	—	13,586	7,099	—	—	20,685	20,685	—	—	—	—
Total	23,052	1,127,894	10,811,038	11,028,640	47,894,715	70,555,933	70,885,339	351,967	64,877,648	64,615,237	137,406

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

	12.31.2006								12.31.2005		
	Market Value					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Total by portfolio	23,052	1,127,894	10,811,038	11,028,640	47,894,715	70,555,933	70,885,339	351,967	64,877,648	64,615,237	137,406
a) Own portfolio......	23,052	718,082	4,385,474	6,582,699	20,944,980	32,503,278	32,654,286	198,471	36,490,311	36,327,928	110,546
b) Subject to repurchase agreements............	—	399,888	4,412,576	1,858,158	26,360,724	32,854,903	33,031,347	151,587	24,698,412	24,599,653	27,608
c) Deposits with the Brazilian Central Bank.....................	—	9,924	1,775,981	1,617,882	453,526	3,856,926	3,857,313	388	3,258,971	3,257,905	(773)
d) Pledged in guarantee..............	—	—	237,007	969,901	135,485	1,340,826	1,342,393	1,522	429,954	429,751	25

	12.31.2006							12.31.2005	
	Market Value					Total		Total	
Maturity in years	With no Maturity	Due in up to one year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years	Cost	Market Value	Cost	Market Value
Total by category	23,052	22,967,572	41,698,139	5,090,541	1,106,035	70,555,933	70,885,339	64,877,648	64,615,237
1—Trading securities...............	—	3,349,337	3,401,081	392,592	—	7,097,829	7,143,010	3,001,397	3,013,954
2—Available-for-sale securities..............................	23,052	10,462,781	27,637,671	178,771	1,106,035	39,052,548	39,404,515	36,604,522	36,741,927
3—Held-to-maturity securities..............................	—	9,155,454	10,663,182	4,519,178	—	24,405,556	24,337,814	25,271,729	24,859,356

The securities portfolio at market value is as follows:

	12.31.2006		12.31.2005	
		% of total portfolio		% of total portfolio
Total by category..............................	70,953,081	100%	65,027,610	100%
1—Trading securities..............................	7,143,010	10%	3,013,954	5%
2—Available-for-sale securities..............................	39,404,515	56%	36,741,927	56%
3—Held-to-maturity securities..............................	24,405,556	34%	25,271,729	39%

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

December 31, 2006

BB - Consolidated

Maturity in days	12.31.2006 Market Value With no Maturity	0-30	31-180	181-360	over 360	12.31.2006 Total Cost	Market Value	Unrealized gain (loss)	12.31.2005 Total Cost	Market Value	Unrealized gain (loss)
1—Trading securities	4,288	54,307	1,454,756	1,917,002	4,063,277	7,450,454	7,493,630	—	3,064,807	3,076,655	—
Domestic	3,934	53,424	1,454,330	1,857,169	4,063,277	7,388,782	7,432,134	—	3,001,397	3,013,954	—
Financial Treasury Bills	—	—	537,750	232,975	2,325,689	3,095,858	3,096,414	—	51,192	51,224	—
Federal Treasury Bills	—	37,838	916,580	1,624,194	1,176,948	3,714,134	3,755,560	—	2,798,121	2,809,783	—
Federal Treasury Notes	—	—	—	—	291,037	287,836	291,037	—	151,659	152,532	—
Debentures	—	—	—	—	269,603	271,384	269,603	—	—	—	—
Promissory Notes	—	15,586	—	—	—	15,586	15,586	—	—	—	—
Shares in listed companies	136	—	—	—	—	186	136	—	425	415	—
Shares in investment funds	3,798	—	—	—	—	3,798	3,798	—	—	—	—
Abroad	354	883	426	59,833	—	61,672	61,496	—	63,410	62,701	—
EUROBONDS	—	883	426	47,104	—	48,764	48,413	—	33,947	33,682	—
Brazilian foreign debt securities	354	—	—	12,729	—	12,908	13,083	—	29,463	29,019	—
2—Available-for-sale securities	828,108	1,076,470	4,694,586	4,872,555	29,169,712	40,137,328	40,641,431	504,104	37,623,957	37,832,082	208,126
Domestic	783,303	914,188	4,466,300	4,854,248	27,690,938	38,387,576	38,708,977	321,402	35,627,225	35,724,312	97,088
Financial Treasury Bills	—	818,993	3,974,068	3,392,177	21,407,266	29,492,309	29,592,504	100,195	27,467,962	27,616,886	148,924
Federal Treasury Bills	—	—	7,281	817,807	1,307,065	2,104,240	2,132,153	27,914	—	—	—
Brazilian Central Bank Notes	—	—	—	—	—	—	—	—	182,296	181,047	(1,249)
Federal Treasury Notes	—	—	—	—	3,891,863	3,809,599	3,891,863	82,264	3,463,223	3,388,685	(74,537)
Federal Government securities—other	—	—	—	414,837	886,810	1,295,755	1,301,647	5,892	1,550,158	1,560,420	10,262
Debentures	—	—	1,461	—	165,069	167,312	166,530	(782)	263,668	264,178	510
Agricultural debt securities	—	—	82	145	4,974	6,644	5,201	(1,443)	16,905	14,200	(2,705)
Shares in investment funds	6,501	—	—	—	6,665	13,147	13,166	19	24,374	24,594	220
Shares in social development funds	588	—	—	—	—	10,321	588	(9,733)	10,321	549	(9,772)
Shares in listed companies	567,712	—	—	—	—	469,462	567,712	98,250	400,975	448,694	47,719
Shares in privately-held companies	3,016	—	—	—	—	2,749	3,016	267	2,749	2,986	237
Shares in equity funds	205,486	—	—	—	20,902	207,837	226,388	18,551	190,134	186,263	(3,871)
Rural Product Bills (Commodities)	—	95,195	483,263	229,282	324	808,056	808,064	8	2,052,528	2,034,685	(17,843)
Securities in special status company	—	—	—	—	—	—	—	—	808	—	(808)
Other	—	—	145	—	—	145	145	—	1,124	1,125	1
Abroad	44,805	162,282	228,286	18,307	1,478,774	1,749,752	1,932,454	182,702	1,996,732	2,107,770	111,038
EUROBONDS	—	—	—	—	—	—	—	—	35,194	35,055	(139)
Brazilian foreign debt securities	—	162,282	2	18,307	1,478,198	1,487,609	1,658,789	171,180	1,648,862	1,751,586	102,724
Foreign debt securities—other countries	—	—	228,284	—	576	228,929	228,860	(69)	231,477	230,985	(492)
Shares in equity funds	41,873	—	—	—	—	32,253	41,873	9,620	34,515	41,391	6,876
Shares in listed companies	2,932	—	—	—	—	961	2,932	1,971	1,052	2,424	1,372
Other	—	—	—	—	—	—	—	—	45,632	46,329	697

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

BB - Consolidated

Maturity in days	12.31.2006 Market Value: With no Maturity	0-30	31-180	181-360	over 360	12.31.2006 Total: Cost	Market Value	Unrealized gain (loss)	12.31.2005 Total: Cost	Market Value	Unrealized gain (loss)
3—Held-to-maturity securities	—	16,717	4,842,970	4,298,916	15,182,448	24,408,786	24,341,051	—	25,274,779	24,862,414	—
Domestic	—	—	4,835,738	4,045,765	14,701,068	23,696,844	23,582,571	—	24,128,637	23,645,987	—
Financial Treasury Bills	—	—	4,507,002	1,546,593	14,687,712	20,740,629	20,741,307	—	20,707,536	20,556,546	—
Federal Treasury Notes	—	—	—	2,497,133	13,356	2,625,377	2,510,489	—	2,427,297	2,096,392	—
Federal Government securities—other	—	—	326,672	—	—	326,652	326,672	—	973,975	973,991	—
Commodities	—	—	2,064	2,039	—	4,186	4,103	—	14,824	14,173	—
Other	—	—	—	—	—	—	—	—	5,005	4,885	—
Abroad	—	16,717	7,232	253,151	481,380	711,942	758,480	—	1,146,142	1,216,427	—
EUROBONDS	—	—	—	—	14,187	14,192	14,187	—	—	—	—
Brazilian foreign debt securities	—	3,131	5	253,151	466,811	676,563	723,098	—	1,144,746	1,214,981	—
Foreign debt securities—other countries	—	—	110	—	295	403	405	—	1,293	1,336	—
Other	—	13,586	7,117	—	87	20,784	20,790	—	103	110	—
Total	832,396	1,147,494	10,992,312	11,088,473	48,415,437	71,996,568	72,476,112	504,104	65,963,543	65,771,151	208,126

Maturity in days	12.31.2006 Market Value: With no Maturity	0-30	31-180	181-360	Over 360	12.31.2006 Total: Cost	Market Value	Unrealized gain (loss)	12.31.2005 Total: Cost	Market Value	Unrealized gain (loss)
Total by portfolio	832,396	1,147,494	10,992,312	11,088,473	48,415,437	71,996,568	72,476,112	504,104	65,963,543	65,771,151	208,126
a) Own portfolio	832,396	737,682	4,566,748	6,642,532	21,343,704	33,855,324	34,123,062	317,199	37,496,691	37,379,775	156,715
b) Subject to repurchase agreements	—	399,888	4,412,576	1,858,158	26,466,910	32,927,680	33,137,532	184,995	24,777,927	24,703,720	52,159
c) Deposits with the Brazilian Central Bank	—	9,924	1,775,981	1,617,882	469,338	3,872,738	3,873,125	388	3,258,971	3,257,905	(773)
d) Pledged in guarantee	—	—	237,007	969,901	135,485	1,340,826	1,342,393	1,522	429,954	429,751	25

Maturity in years	12.31.2006 Market Value: With no maturity	Due in up to one year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years	12.31.2006 Total: Cost	Market Value	12.31.2005 Total: Cost	Market Value
Total by category	832,396	23,228,279	42,034,994	5,163,636	1,216,807	71,996,568	72,476,112	65,963,543	65,771,151
1—Trading securities	4,288	3,426,065	3,621,538	441,739	—	7,450,454	7,493,630	3,064,807	3,076,655
2—Available-for-sale securities	828,108	10,643,611	27,750,186	202,719	1,216,807	40,137,328	40,641,431	37,623,957	37,832,082
3—Held-to-maturity securities	—	9,158,603	10,663,270	4,519,178	—	24,408,786	24,341,051	25,274,779	24,862,414

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

The securities portfolio at market value is as follows:

	12.31.2006	% of total portfolio	12.31.2005	% of total portfolio
Total by category	72,543,847	100%	66,183,516	100%
1—Trading securities	7,493,630	10%	3,076,655	5%
2—Available-for-sale securities	40,641,431	56%	37,832,082	57%
3—Held-to-maturity securities	24,408,786	34%	25,274,779	38%

At December 31, 2006, the securities held by BB Banco de Investimentos S.A., in the underwriting portfolio, were reclassified from Type II (available-for-sale) to Type I (trading) due to the intention to trade the them within one year as counted from this date, in accordance with a decision of Bank Management. These securities amounted to R$ 276,901 thousand (cost)—R$ 275,052 thousand (market value), and such reclassification resulted in a negative impact on the result of R$ 1,849 thousand.

5.b) Derivative financial instruments

The Bank uses derivative financial instruments to manage, in a consolidated manner, its positions, and to meet clients' needs, classifying own positions as either Held for Hedging (market risk) or Trading, both portfolios subject to limits and approvals. This information is made available to the pricing, trading, controls and results analysis areas; which are segregated within the Bank.

The models used to manage risks with derivatives are reviewed periodically, and the decisions made follow the best risk/return relationship, estimating possible losses based on analysis of macroeconomic scenarios.

The Bank uses appropriate tools and systems to manage its derivatives portfolios. Trading in new derivatives, whether standardized instruments or not, is subject to prior risk analysis.

The hedging strategy for equity positions is in-line with macroeconomic analyses and is approved by management.

Risk analysis at the subsidiaries is individual, however, controls are consolidated.

The Bank uses statistical methods and simulations to measure the risks inherent in its positions, including derivatives, such as value at risk, sensibility and *stress* analyses.

Risks

The main risks inherent to derivative financial instruments resulting from the Bank's and its subsidiaries' business are credit, market and operating risks, all similar to those related to other types of financial instruments.

Market risk is the exposure created by a potential fluctuation in interest rates, exchange rates, quotations of goods, prices quoted on stock markets and other values, and is a function of the type of product, the volume of operations, the terms and conditions of the contract and the underlying volatility.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

Credit risk is the exposure to loss in the event of default by a counterparty to a transaction. The credit exposure in futures contracts is minimized due to the daily settlement in cash. Swap contracts registered on the CETIP and BM&F are subject to credit risk if the counterparty is unable or unwilling to comply with his contractual liabilities. Total credit exposure arising from swaps, at December 31, 2006, is R$ 1,663,018 (R$ 1,112,598 at 12.31.2005). The credit risk associated with options contracts is limited to the premiums paid on purchased options.

Operating risk is the probability of financial losses resulting from failures or inadequacy of people, processes and systems, or factors such as catastrophes or criminal activities.

The tables below show the notional amounts, cost and market value, at December 31, 2006, of the derivative financial instruments.

Trading derivatives (by index)

By index	Counter-party	BB - Domestic and Foreign Branches 12.31.2006 Notional Amount	Cost	Market Value	12.31.2005 Notional Amount	Cost	Market Value	BB - Consolidated 12.31.2006 Notional Amount	Cost	Market Value	12.31.2005 Notional Amount	Cost	Market Value
Exchange traded													
Forward contracts													
Purchase commitments		3,160,498	336	(254)	1,025,787	(4,410)	(4,285)	3,160,498	336	(254)	1,007,068	(4,410)	(4,299)
DI	B	734,864	9,359	9,359	33,854	3,375	3,375	734,864	9,359	9,359	33,854	3,375	3,375
Currencies	B	32,446	5,410	5,410	—	—	—	32,446	5,410	5,410	—	—	—
US dollar	B	—	—	—	232,431	28,583	28,583	—	—	—	232,431	28,583	28,583
Index	B	—	(46)	(46)	—	(21)	(21)	—	(46)	(46)	—	(21)	(21)
Foreign exchange coupon	B	353,659	(18,453)	(18,453)	434,778	(35,435)	(35,435)	353,659	(18,453)	(18,453)	434,778	(35,435)	(35,435)
Libor	IF	1,956,032	—	590	301,847	—	125	1,956,032	—	590	283,128	—	111
Commodities	B	—	5	5	—	1	1	—	5	5	—	1	1
SCC	B	83,497	4,061	4,061	22,877	(913)	(913)	83,497	4,061	4,061	22,877	(913)	(913)
Sales commitments		2,856,924	(28,547)	(28,264)	4,560,623	11,688	12,762	2,856,924	(28,547)	(28,264)	4,560,623	11,688	12,762
DI	B	776,235	(46,577)	(46,577)	2,667,083	(11,571)	(11,571)	776,235	(46,577)	(46,577)	2,667,083	(11,571)	(11,571)
Currencies	B	26,725	11,329	11,329	—	—	—	26,725	11,329	11,329	—	—	—
US dollar	B	—	—	—	—	4,194	4,194	—	—	—	—	4,194	4,194
Index	B	—	(568)	(568)	—	(31)	(31)	—	(568)	(568)	—	(31)	(31)
Foreign exchange coupon	B	109,112	7,263	7,263	215,832	19,095	19,095	109,112	7,263	7,263	215,832	19,095	19,095
Libor	IF	1,944,852	—	283	1,677,708	—	1,074	1,944,852	—	283	1,677,708	—	1,074
Commodities	B	—	6	6	—	1	1	—	6	6	—	1	1
Fixed-term options													
Asset position		482,855	128	8,654	221,008	14,569	26,241	482,855	128	8,654	221,008	14,569	26,241
Currencies	B	482,855	128	8,654	221,008	14,569	26,241	482,855	128	8,654	221,008	14,569	26,241
Liability position		1,585,532	(118,877)	(82,557)	279,404	(30,721)	(22,696)	1,585,532	(118,877)	(82,557)	279,404	(30,721)	(22,696)
Currencies	B	1,585,532	(118,877)	(82,557)	279,404	(30,721)	(22,696)	1,585,532	(118,877)	(82,557)	279,404	(30,721)	(22,696)
Options													
Purchase options		—	—	—	21	32	15	10,180	1,090	766	1,391	126	100
Shares	B	—	—	—	21	32	15	—	—	—	21	32	15
Financial assets & derivatives	C	—	—	—	—	—	—	10,180	1,090	766	1,370	94	85
Sales options		1,371,595	(2,957,363)	(3,089,473)	(32,896)	(75,331)	(73,575)	1,381,775	(2,958,453)	(3,090,240)	(31,526)	(75,425)	(73,660)
Shares	B	1,371,595	(2,957,363)	(3,089,473)	(32,896)	(75,331)	(73,575)	1,371,595	(2,957,363)	(3,089,473)	(32,896)	(75,331)	(73,575)
Financial assets & derivatives	IF	—	—	—	—	—	—	10,180	(1,090)	(767)	1,370	(94)	(85)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

Trading derivatives (by index)

		BB - Domestic and Foreign Branches						BB - Consolidated					
		12.31.2006			12.31.2005			12.31.2006			12.31.2005		
By index	Counter-party	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value
Over-the-counter trading													
Swap contracts													
Asset position		8,179,707	411,704	510,802	1,394,469	219,113	241,560	8,108,915	411,189	510,080	1,374,409	219,099	241,553
DI	C	2,618,161	291,682	308,504	801,538	182,982	186,593	2,618,161	291,682	308,504	801,538	182,982	186,593
	IF	2,610,794	84,571	83,847	147,414	23,473	24,484	2,610,794	84,571	83,847	147,415	23,473	24,484
Foreign currency	C	61,764	2,231	2,001	244,058	(452)	1,237	61,764	2,231	2,001	244,058	(452)	1,236
	IF	81,747	16,725	51,695	77,548	11,584	27,646	81,747	16,725	51,695	77,548	11,584	27,646
Prefixed	C	2,798,188	16,501	64,721	123,911	1,526	1,600	2,727,396	15,986	64,033	103,850	1,512	1,594
IPCA	C	9,053	(6)	34	—	—	—	9,053	(6)	—	—	—	—
Liability position		19,820,173	(277,463)	(336,340)	14,409,230	(426,553)	(429,525)	19,820,173	(277,463)	(336,340)	14,409,230	(426,553)	(429,525)
DI	C	15,626,625	(198,338)	(198,357)	11,247,422	(310,567)	(310,706)	15,626,625	(198,338)	(198,357)	11,247,422	(310,567)	(310,706)
	IF	719,809	(33,303)	(34,151)	169,798	(15,512)	(16,560)	719,809	(33,303)	(34,151)	169,798	(15,512)	(16,560)
Foreign currency	C	1,071,104	28,827	(35,255)	561,949	(22,787)	(22,420)	1,071,104	28,827	(35,255)	561,949	(22,787)	(22,420)
	IF	1,185,626	(37,975)	(31,730)	232,895	419	(1,628)	1,185,626	(37,975)	(31,730)	232,895	419	(1,628)
Prefixed	C	259,759	(5,239)	(5,412)	8,742	(166)	(271)	259,759	(5,239)	(5,412)	8,742	(166)	(271)
TMS	C	712,817	(23,223)	(23,223)	1,746,978	(52,886)	(52,886)	712,817	(23,223)	(23,223)	1,746,978	(52,886)	(52,886)
TR	C	244,433	(8,212)	(8,212)	441,446	(25,054)	(25,054)	244,433	(8,212)	(8,212)	441,446	(25,054)	(25,054)
Forward contracts													
Asset position		2,350,946	40,148	44,695	1,541,902	14,146	19,400	2,304,601	39,882	44,483	1,463,297	13,327	18,706
Foreign currency	IF	1,690,759	40,108	44,655	823,552	13,981	19,235	1,644,414	39,842	44,443	744,947	13,162	18,541
Other	—	660,187	40	40	718,350	165	165	660,187	40	40	718,350	165	165
Liability position		506,514	(3,413)	(2,162)	2,342,057	(45,779)	(44,495)	463,217	(2,166)	(1,742)	2,338,062	(45,047)	(44,454)
Foreign currency	IF	149,250	(2,554)	(1,303)	1,595,629	(45,713)	(44,428)	105,953	(1,307)	(883)	1,591,634	(44,981)	(44,387)
Other	—	357,264	(859)	(859)	746,428	(66)	(67)	357,264	(859)	(859)	746,428	(66)	(67)

Counterparty: (B) Stock Exchange, (IF) Financial Institution, (C) Client.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

NOTE 5. Securities and Derivative Financial Instruments

Trading derivatives (by maturity)

	BB - Domestic and Foreign Branches						BB - Consolidated					
	12.31.2006			12.31.2005			12.31.2006			12.31.2005		
By maturity	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value
Forwards contracts												
Purchase commitments	3,160,498	—	—	1,025,787	—	—	3,160,498	—	—	1,007,068	—	—
Up to 30 days	173,280	—	—	68,960	—	—	173,280	—	—	68,960	—	—
31 to 60 days	27,490	—	—	232,431	—	—	27,490	—	—	232,431	—	—
61 to 90 days	886,164	—	—	—	—	—	886,164	—	—	—	—	—
91 to 180 days	808,485	—	—	99,959	—	—	808,485	—	—	99,959	—	—
181 to 360 days	392,143	—	—	197,647	—	—	392,143	—	—	197,647	—	—
1 to 5 years	872,936	—	—	408,071	—	—	872,936	—	—	408,071	—	—
Over 5 years	—	—	—	18,719	—	—	—	—	—	—	—	—
Sales commitments	2,856,924	—	—	4,560,623	—	—	2,856,924	—	—	4,560,623	—	—
Up to 30 days	26,725	—	—	388,491	—	—	26,725	—	—	388,491	—	—
31 to 60 days	—	—	—	—	—	—	—	—	—	—	—	—
61 to 90 days	237,114	—	—	—	—	—	237,114	—	—	—	—	—
91 to 180 days	158,153	—	—	191,872	—	—	158,153	—	—	191,872	—	—
181 to 360 days	309,894	—	—	1,175,336	—	—	309,894	—	—	1,175,336	—	—
1 to 5 years	2,125,038	—	—	2,804,924	—	—	2,125,038	—	—	2,804,924	—	—
Fixed-term options												
Currency maturity												
Asset position	482,855	128	8,654	221,008	14,569	26,241	482,855	128	8,654	221,008	14,569	26,241
Up to 30 days	177,016	63	2,061	70,320	3,817	3,862	177,016	63	2,061	70,320	3,817	3,862
31 to 60 days	86,500	159	921	(56,275)	3,159	3,050	86,500	159	921	(56,275)	3,159	3,050
61 to 90 days	32,393	205	415	(19,181)	2,492	2,161	32,393	205	415	(19,181)	2,492	2,161
91 to 180 days	21,546	395	836	112,333	867	5,165	21,546	395	836	112,333	867	5,165
181 to 360 days	152,562	527	4,283	106,685	4,796	11,869	152,562	527	4,283	106,685	4,796	11,869
1 to 5 years	12,838	(1,221)	138	7,126	(562)	134	12,838	(1,221)	138	7,126	(562)	134
Liability position	1,585,532	(118,877)	(82,557)	279,404	(30,721)	(22,696)	1,585,532	(118,877)	(82,557)	279,404	(30,721)	(22,696)
Up to 30 days	153,999	(2,885)	(3,142)	93,914	(12,848)	(12,758)	153,999	(2,885)	(3,142)	93,914	(12,848)	(12,758)
31 to 60 days	204,459	(11,332)	(10,508)	25,500	(4,665)	(4,553)	204,459	(11,332)	(10,508)	25,500	(4,665)	(4,553)
61 to 90 days	199,775	(14,369)	(12,032)	44,088	(1,779)	(1,200)	199,775	(14,369)	(12,032)	44,088	(1,779)	(1,200)
91 to 180 days	182,899	(16,046)	(13,146)	38,187	(2,064)	(856)	182,899	(16,046)	(13,146)	38,187	(2,064)	(856)
181 to 360 days	602,106	(36,072)	(22,625)	66,577	(6,824)	(2,207)	602,106	(36,072)	(22,625)	66,577	(6,824)	(2,207)
1 to 5 years	242,294	(38,173)	(21,104)	11,138	(2,541)	(1,122)	242,294	(38,173)	(21,104)	11,138	(2,541)	(1,122)
Options market												
Purchase options												
Shares	—	—	—	21	32	15	10,180	1,090	766	1,391	126	100
Up to 30 days	—	—	—	21	32	15	—	—	—	21	32	15
31 to 60 days	—	—	—	—	—	—	2,523	80	18	277	39	43
91 to 180 days	—	—	—	—	—	—	6,952	386	143	946	43	29
181 to 360 days	—	—	—	—	—	—	705	624	605	147	12	13

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

December 31, 2006

NOTE 5. Securities and Derivative Financial Instruments

Trading derivatives (by maturity)

By maturity	BB - Domestic and Foreign Branches						BB - Consolidated					
	12.31.2006			12.31.2005			12.31.2006			12.31.2005		
	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value
Sales options												
Shares	1,371,595	(2,957,363)	(3,089,473)	(32,896)	(75,331)	(73,575)	1,381,775	(2,958,453)	(3,090,240)	(31,526)	(75,425)	(73,660)
Up to 30 days	135,668	(291,695)	(292,832)	(11,488)	(25,331)	(25,577)	135,668	(291,695)	(292,832)	(11,488)	(25,331)	(25,577)
31 to 60 days	125,979	(271,689)	(273,055)	(21,408)	(50,000)	(47,998)	128,502	(271,769)	(273,073)	(21,131)	(50,039)	(48,041)
61 to 90 days	22,579	(48,841)	(49,532)	—	—	—	22,579	(48,841)	(49,532)	—	—	—
91 to 180 days	42,686	(92,010)	(92,594)	—	—	—	49,638	(92,396)	(92,737)	946	(43)	(29)
181 to 360 days	110,019	(236,483)	(238,211)	—	—	—	110,724	(237,107)	(238,817)	147	(12)	(13)
1 to 5 years	934,664	(2,016,645)	(2,143,249)	—	—	—	934,664	(2,016,645)	(2,143,249)	—	—	—
Swap contracts												
Asset	8,179,707	411,704	510,802	1,394,469	219,113	241,560	8,108,915	411,189	510,080	1,374,409	219,099	241,553
Up to 30 days	411,859	18,662	18,931	377,211	12,452	13,685	411,859	18,662	18,931	357,151	12,438	13,678
31 to 60 days	373,878	16,718	16,814	186,172	1,904	2,448	373,878	16,718	16,814	186,172	1,904	2,448
61 to 90 days	957,862	24,074	21,256	73,928	24,613	25,318	957,862	24,074	21,256	73,928	24,613	25,318
91 to 180 days	783,384	50,045	49,606	239,030	19,330	21,634	712,592	49,530	48,918	239,030	19,330	21,634
181 to 360 days	2,240,398	247,505	279,976	67,516	16,699	16,727	2,240,398	247,505	279,976	67,516	16,699	16,727
1 to 5 years	3,405,258	54,704	124,190	450,612	144,115	161,748	3,405,258	54,704	124,185	450,612	144,115	161,748
5 to 10 years	7,068	(4)	29	—	—	—	7,068	(4)	—	—	—	—
Liability	19,820,173	(277,463)	(336,340)	14,409,230	(426,553)	(429,525)	19,820,173	(277,463)	(336,340)	14,409,230	(426,553)	(429,525)
Up to 30 days	1,147,610	(15,604)	(16,856)	399,551	(20,005)	(20,107)	1,147,610	(15,604)	(16,856)	399,551	(20,005)	(20,107)
31 to 60 days	3,842,255	(33,843)	(33,786)	597,582	(15,310)	(16,054)	3,842,255	(33,843)	(33,786)	597,582	(15,310)	(16,054)
61 to 90 days	3,405,440	(34,942)	(35,609)	312,958	(23,821)	(23,790)	3,405,440	(34,942)	(35,609)	312,958	(23,821)	(23,790)
91 to 180 days	1,157,979	(45,100)	(43,220)	715,168	(53,216)	(53,466)	1,157,979	(45,100)	(43,220)	715,168	(53,216)	(53,466)
181 to 360 days	3,214,696	(67,262)	(67,852)	7,779,806	(203,403)	(203,257)	3,214,696	(67,262)	(67,852)	7,779,806	(203,403)	(203,257)
1 to 5 years	7,042,193	(80,896)	(138,621)	4,604,165	(110,798)	(112,851)	7,042,193	(80,896)	(138,621)	4,604,165	(110,798)	(112,851)
5 to 10 years	10,000	184	(396)	—	—	—	10,000	184	(396)	—	—	—
Forward contracts												
Asset	2,350,946	40,148	44,695	1,541,902	14,146	19,400	2,304,601	39,882	44,483	1,463,297	13,327	18,706
Up to 30 days	865,262	9,468	10,335	1,014,655	12,208	17,451	818,917	9,202	10,123	960,876	11,629	16,940
31 to 60 days	744,365	17,616	18,861	186,090	528	556	744,365	17,616	18,861	161,276	288	373
61 to 90 days	257,530	6,795	6,903	13,015	33	91	257,530	6,795	6,903	13,003	33	91
91 to 180 days	268,730	5,015	5,823	275,995	172	659	268,730	5,015	5,823	275,995	172	659
181 to 360 days	215,059	1,254	2,773	50,605	1,231	635	215,059	1,254	2,773	50,605	1,231	635
1 to 5 years	—	—	—	1,542	(26)	8	—	—	—	1,542	(26)	8
Liability	506,514	(3,413)	(2,162)	2,342,057	(45,779)	(44,495)	463,217	(2,166)	(1,742)	2,338,062	(45,047)	(44,454)
Up to 30 days	122	(6)	(6)	1,413,781	(19,330)	(24,355)	—	—	—	1,413,765	(19,330)	(24,361)
31 to 60 days	85,902	(529)	(517)	242,977	(8,990)	(8,399)	49,375	(493)	(407)	242,930	(8,990)	(8,399)
61 to 90 days	224,434	(42)	(45)	113,998	(6,085)	(5,527)	224,406	(41)	(43)	113,998	(6,085)	(5,527)
91 to 180 days	93,236	(708)	(718)	369,058	(2,465)	(1,645)	93,144	(702)	(714)	368,993	(2,457)	(1,639)
181 to 360 days	1,155	(112)	(68)	159,305	(4,379)	(2,131)	—	—	—	159,305	(4,379)	(2,131)
1 to 5 years	99,393	(1,467)	(716)	40,288	(3,922)	(2,410)	96,292	(930)	(578)	39,071	(3,806)	(2,397)
5 to 10 years	2,272	(549)	(92)	2,650	(608)	(28)	—	—	—	—	—	—

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

The margin given as guarantee for transactions with derivative financial instruments is comprised of Financial Treasury Bills (LFT), NTN-B and pledged TDA's, amounting to R$ 1,342,393 (R$ 429,751 at December 31, 2005).

5.c) Adjustment to market value—securities and derivatives

The mark-to-market treatment established by the Central Bank of Brazil (Bacen) in Circular Letters 3068/2001 and 3082/2002 for securities classified as Trading and for derivative financial instruments, and later regulations, resulted in the following income and expense being recognized in the periods:

	BB - Consolidated		
	2nd semester/2006	Year/2006	Year/2005
Securities	27,295	20,074	64,558
Derivatives	(69,167)	(69,469)	196,052
Total	(41,872)	(49,396)	260,610

NOTE 6. Loan and Lease Operations

6.a) Details of the loan portfolio and "Other receivables" with characteristics of loans:

	BB - Domestic and Foreign branches		BB - Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
Loan operations	112,568,794	85,355,473	113,857,669	85,941,631
Discounted loans and bills	47,423,093	38,293,128	47,705,519	38,566,823
Financing	30,536,979	17,684,766	31,703,264	18,180,321
Rural and agribusiness financing	42,815,322	35,533,593	42,815,323	35,533,593
Financing of securities	434	386	—	—
(Allowance for loan losses)	(8,207,034)	(6,156,400)	(8,366,437)	(6,339,106)
Other receivables with loan Characteristics	9,737,201	8,553,132	10,653,160	9,135,897
Receivables from guarantees honored	51,315	159,669	51,315	159,669
Advances on foreign exchange contracts	7,567,425	6,710,114	7,567,425	6,710,114
Sundry	2,358,492	2,010,685	3,274,572	2,594,247
(Allowance for losses on other receivables)	(240,031)	(327,336)	(240,152)	(328,133)
Lease operations	3,670	16,648	11,176	19,510
Lease operations	5,632	17,156	39,301	43,922
(Allowance for losses from lease operations)	(1,962)	(508)	(28,125)	(24,412)
Total	122,309,665	93,925,253	124,522,005	95,097,038

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

6.b) Details of the loan portfolio by sector, including operations with loan characteristics classified as "Other receivables":

	BB - Domestic and Foreign Branches				BB - Consolidated			
	12.31.2006	%	12.31.2005	%	12.31.2006	%	12.31.2005	%
Public sector	3,007,764	2.3	3,615,170	3.7	3,039,868	2.3	3,642,903	3.7
Domestic	514,033	0.4	443,576	0.5	514,033	0.4	443,576	0.5
Government	254,795	0.2	184,065	0.2	254,795	0.2	184,065	0.2
Direct administration	242,126	0.2	168,633	0.2	242,126	0.2	168,633	0.2
Indirect administration	12,669	—	15,432	—	12,669	—	15,432	—
Business entities	259,238	0.2	259,511	0.3	259,238	0.2	259,511	0.3
Industry	173,143	0.1	165,007	0.2	173,143	0.1	165,007	0.2
Commerce	—	—	333	—	—	—	333	—
Financial services	68,120	0.1	69,464	0.1	68,120	0.1	69,464	0.1
Other services	17,975	—	24,707	—	17,975	—	24,707	—
Abroad	2,493,731	1.9	3,171,594	3.2	2,525,835	1.9	3,199,327	3.2
Business entities	2,493,731	1.9	3,171,594	3.2	2,525,835	1.9	3,199,327	3.2
Industry	54,515	—	—	—	54,515	—	—	—
Other banks	17,415	—	—	—	34,070	—	—	—
Other services	2,421,801	1.9	3,171,594	3.2	2,437,250	1.8	3,199,327	3.2
PRIVATE SECTOR	127,750,928	97.8	96,794,327	96.3	130,116,851	97.7	98,145,786	96.3
Domestic	119,542,847	91.4	91,568,585	91.3	120,461,416	90.5	92,168,420	90.6
Rural	38,718,411	29.6	33,382,226	33.3	38,718,411	29.1	33,382,226	32.8
Industry	32,320,587	24.7	21,970,000	21.9	32,678,710	24.5	22,168,477	21.8
Commerce	13,150,484	10.1	10,734,825	10.7	13,384,193	10.1	10,904,272	10.7
Financial services	248	—	4	—	248	—	4	—
Other services	13,811,825	10.6	9,143,087	9.1	14,055,522	10.6	9,276,710	9.1
Private Individuals	21,541,292	16.5	16,338,443	16.3	21,624,332	16.2	16,436,731	16.2
Abroad	8,208,081	6.4	5,225,742	5.0	9,655,435	7.3	5,977,366	5.7
BB Group	2,126	—	35,419	—	7,635	—	26,788	—
Commerce	669,361	0.4	700,007	0.7	740,560	0.6	776,665	0.7
Industry	6,155,211	4.7	3,848,474	3.8	7,344,297	5.5	4,332,895	4.2
Other companies	61,698	0.1	35,786	—	61,698	0.1	60,316	—
Other banks	864,437	0.7	409,883	0.4	878,651	0.7	418,106	0.4
Private Individuals	5,799	—	9,333	—	5,847	—	11,209	—
Other services	449,449	0.3	186,840	0.1	616,747	0.5	351,387	0.3
Total	130,758,692	100.0	100,409,497	100.0	133,156,719	100.0	101,788,689	100.0

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

6.c) Details of the loan portfolio by risk level and maturity (number of days), including operations with loan characteristics classified as "Other receivables":

BB - Domestic and Foreign Branches
Loans falling due (normal course)

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total portfolio 12.31.2006	%	Total portfolio 12.31.2005	%
AA	1,482,936	947,200	2,314,379	3,361,237	4,028,855	5,942,854	14,526,878	32,604,339	26%	18,273,660	19%
A	656,139	507,492	1,607,317	1,252,773	3,550,324	7,463,418	15,785,615	30,823,078	26%	28,566,778	30%
B	707,974	450,144	933,843	1,100,339	2,916,584	7,506,130	26,153,505	39,768,519	32%	30,736,848	32%
C	311,410	122,535	260,731	279,356	926,618	1,967,029	10,859,174	14,726,853	12%	12,525,459	13%
D	75,845	74,120	64,916	52,498	172,216	424,164	2,789,352	3,653,111	3%	2,700,402	3%
E	22,490	5,481	9,581	14,584	41,957	98,101	1,282,271	1,474,465	1%	611,892	1%
F	4,618	1,930	1,595	1,681	10,838	23,985	254,379	299,026	—	241,381	—
G	4,418	2,587	1,730	2,239	5,382	11,507	408,370	436,233	—	201,615	—
H	12,164	11,555	9,398	12,081	28,674	59,606	1,377,941	1,511,419	—	870,228	1%
Total	3,277,994	2,123,044	5,203,490	6,076,788	11,681,448	23,496,794	73,437,485	125,297,043	100%	94,728,263	100%

BB - Domestic and Foreign Branches
Loans past due

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total portfolio 12.31.2006	%	Total portfolio 12.31.2005	%
B	16,892	313,486	33,597	281	1,598	3,001	—	368,855	7%	334,146	6%
C	10,907	249,550	353,318	22,200	17,529	532	89	654,125	12%	684,160	12%
D	2,858	82,748	109,135	272,699	47,192	2,945	—	517,577	9%	659,085	12%
E	942	46,457	60,234	65,392	264,398	53,977	4,429	495,829	9%	539,695	9%
F	423	16,696	20,006	28,831	274,153	47,801	—	387,910	7%	481,255	8%
G	397	13,206	66,789	14,657	371,929	39,105	35,136	541,219	10%	598,494	11%
H	1,393	109,347	119,411	73,307	302,354	1,569,587	320,735	2,496,134	46%	2,384,399	42%
Total	33,812	831,490	762,490	477,367	1,279,153	1,716,948	360,389	5,461,649	100%	5,681,234	100%

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

December 31, 2006

BB - Consolidated Loans falling due (normal course)

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Above of 360	Total portfolio 12.31.2006	%	Total portfolio 12.31.2005	%
AA......	1,497,925	953,068	2,327,460	3,371,604	4,089,498	6,013,897	14,715,306	32,968,758	26%	18,406,992	19%
A........	670,097	512,757	1,620,733	1,265,848	3,591,009	7,531,591	16,818,653	32,010,688	25%	29,174,155	31%
B........	719,289	458,764	954,355	1,116,463	2,965,403	7,586,994	26,519,609	40,320,877	31%	31,029,655	33%
C........	312,962	123,644	264,398	284,293	945,781	1,984,267	10,896,217	14,811,562	12%	12,608,332	13%
D.......	76,661	74,842	66,411	56,012	176,063	430,166	2,799,365	3,679,520	3%	2,749,825	3%
E........	23,536	6,321	10,678	15,608	44,282	102,020	1,283,544	1,485,989	1%	631,137	1%
F........	4,889	2,131	2,070	2,011	11,856	24,893	254,842	302,692	—	242,942	—
G.......	4,487	2,618	1,802	2,302	5,559	11,749	408,621	437,138	—	202,728	—
H.......	14,198	11,819	9,998	12,641	30,287	61,939	1,474,147	1,615,029	1%	1,019,091	1%
Total...	3,324,044	2,145,964	5,257,905	6,126,782	11,859,738	23,747,516	75,170,304	127,632,253	100%	96,064,857	100%

BB - Consolidated Loans past due

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Above 360	Total portfolio 12.31.2006	%	Total portfolio 12.31.2005	%
B........	16,899	313,600	33,600	281	1,598	3,001	—	368,979	7%	334,242	6%
C........	11,107	253,370	353,395	22,204	17,529	532	89	658,226	12%	693,737	12%
D.......	2,860	82,902	112,692	272,748	47,198	2,945	—	521,345	9%	663,068	12%
E........	946	46,538	60,425	67,907	264,444	53,977	4,429	498,666	9%	543,536	9%
F........	424	16,746	20,093	29,000	276,674	47,801	—	390,738	7%	484,433	8%
G.......	397	13,252	66,858	14,731	374,456	39,105	35,136	543,935	10%	601,599	11%
H.......	1,399	109,713	120,011	73,860	306,369	1,586,284	344,941	2,542,577	46%	2,403,217	42%
Total...	34,032	836,121	767,074	480,731	1,288,268	1,733,645	384,595	5,524,466	100%	5,723,832	100%

6.d) Details of the allowance for loan losses by risk level, including operations with loan characteristics classified as "Other receivables":

BB - Domestic and Foreign Branches

Risk Level	% Allowance	Balance 12.31.2006	Allowance 12.31.2006	Balance 12.31.2005	Allowance 12.31.2005
AA	0	32,604,338	—	18,273,660	—
A	0.5	30,823,078	154,115	28,566,778	142,834
B	1	40,137,374	401,374	31,070,994	310,710
C	3	15,380,978	461,429	13,209,619	396,289
D	10	4,170,688	417,069	3,359,487	335,949
E	30	1,970,293	591,088	1,151,587	345,476
F	50	686,937	343,468	722,636	361,317
G	70	977,452	684,216	800,109	560,076
H	100	4,007,554	4,007,554	3,254,627	3,254,627
Subtotal		130,758,692	7,060,314	100,409,497	5,707,278
Additional allowance—foreign*		—	15,294	—	31,237
Additional allowance—domestic**		—	1,373,419	—	745,730
Total		130,758,692	8,449,027	100,409,497	6,484,244

BB - Consolidated

Risk Level	% Allowance	Balance 12.31.2006	Allowance 12.31.2006	Balance 12.31.2005	Allowance 12.31.2005
AA	0	32,968,759	—	18,406,992	—
A	0.5	32,010,688	160,053	29,174,155	145,871
B	1	40,689,855	406,899	31,363,897	313,639
C	3	15,469,788	464,094	13,302,069	399,062
D	10	4,200,864	420,086	3,412,893	341,289
E	30	1,984,654	595,396	1,174,673	352,402
F	50	693,431	346,715	727,375	363,687
G	70	981,074	686,752	804,327	563,029
H	100	4,157,606	4,157,606	3,422,308	3,422,308
Subtotal		133,156,719	7,237,601	101,788,689	5,901,287
Additional allowance—foreign*		—	23,684	—	41,198
Additional allowance—domestic**		—	1,373,429	—	749,166
Total		133,156,719	8,634,714	101,788,689	6,691,651

(*) Additional allowance required by foreign branches and subsidiaries—local regulations.

(**) Includes the amount of R$ 1,300 million for the purpose of prudently reflecting risks inherent in the portfolio, and an installment of R$ 62 million consisting of charges on Proagro operations,,pending recovery from the Central Bank of Brazil.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

6.e) Changes in the allowance for loan and lease losses and for operations with loan characteristics classified as "Other receivables":

	BB - Domestic and Foreign Branches			BB - Consolidated		
	2nd sem/ 2006	Year/2006	Year/2005	2nd sem/ 2006	Year/2006	Year/2005
Opening balance	8,224,449	6,484,244	5,147,493	8,414,472	6,691,651	5,365,196
Provision/(reversal)	2,618,069	6,205,631	4,489,985	2,641,872	6,243,662	4,527,791
Exchange variation on allowances—foreign	143	(3,604)	(13,567)	(1,255)	(16,092)	(37,358)
Loans written off	(2,393,634)	(4,237,244)	(3,139,667)	(2,420,375)	(4,284,507)	(3,163,978)
Closing balance	8,449,027	8,449,027	6,484,244	8,634,714	8,634,714	6,691,651

6.f) Changes in the allowance for losses on other receivables without loan characteristics:

	BB - Domestic and Foreign Branches			BB - Consolidated		
	2nd sem/ 2006	Year/2006	Year/2005	2nd sem/ 2006	Year/2006	Year/2005
Opening balance	3,021,963	2,569,411	1,706,590	3,034,935	2,579,850	1,717,785
Provision/(reversal)	441,936	894,345	879,176	441,845	896,643	878,194
Exchange variation on allowances—foreign	71	358	(1,131)	71	358	(1,131)
Loans written off	(4,156)	(4,300)	(15,224)	(4,458)	(4,458)	(14,998)
Closing balance	3,459,814	3,459,814	2,569,411	3,472,393	3,472,393	2,579,850

6.g) Supplementary information:

	BB - Domestic and Foreign Branches			BB - Consolidated		
	2nd sem/ 2006	Year/2006	Year/2005	2nd sem/ 2006	Year/2006	Year/2005
Renegotiated loans	8,289,454	11,525,424	3,585,137	8,289,454	11,525,424	3,585,137
Recoveries of loans written off*	666,094	1,194,142	940,847	697,511	1,226,943	1,018,876

(*) Recorded in the statement of income in the account "Income from financial intermediation—loans", as permitted by CMN Resolution 2836/05.30.2001, where R$ 12,452 (R$ 31,042 at 12.31.2005) refer to loans to individuals and corporate entities.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

NOTE 7. Other Receivables

7.a) Foreign exchange portfolio

	Current and long-term BB - Domestic and Foreign Branches and BB - Consolidated	
	12.31.2006	12.31.2005
Forward foreign exchange purchases pending settlement	8,539,006	7,810,139
Bills of exchange and time drafts in foreign currency	92,780	93,253
Receivables from sales of foreign exchange	8,780,138	16,311,256
Advances received	(8,094,648)	(15,162,340)
Foreign currency receivables	6,665	22,708
Income receivable on advances granted	131,769	80,661
Income receivable on financed imports	219	50
Total	9,455,929	9,155,727

7.b) Specific credits

These are credits from the Federal Treasury—extension of terms of rural financing—in the amount of R$ 681,493 (R$ 610,151 at 12.31.2005) as determined by Law 9138/1995.

7.c) Sundry

	Current and long-term			
	BB - Domestic and Foreign branches		BB - Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
Salary and other advances	179,891	283,206	179,911	283,234
Accounts receivable—Federal Treasury	316,962	309,517	316,962	309,517
Accounts receivable—credit card operations	1,817,306	1,483,485	1,817,306	1,483,485
Accounts receivable—other	643,204	309,411	679,833	318,099
Tax credits (Note 19)	8,485,151	6,593,956	8,604,034	6,687,379
Sundry debtors—foreign	19,488	20,928	19,596	21,039
Sundry debtors—domestic*	5,760,351	4,891,152	5,746,480	4,892,667
Receivables from guarantee deposits**	13,635,299	11,636,892	13,698,947	11,692,254
Income tax and social contribution on net income to offset	1,878,299	1,446,827	1,892,601	1,459,100
Receivables from sales of assets and rights	403,995	467,719	403,995	470,723
Other	430,406	246,330	252,169	188,895
Total	33,570,352	27,689,423	33,611,834	27,806,392

(*) Includes the net amount of R$ 2,651,690 equivalent to the total of the "Actuarial Asset CVM No. 371" and the "Actuarial Asset relating to the 1997 Contract" (R$ 3,869,133 at 12.31.2005, relating to the sum of "Actuarial Asset relating to the 1997 Contract" and "Actuarial Asset CVM No. 371"), as shown in Note 25.e.

(**) Includes R$ 11,424,928 (R$ 9,761,651 at 12.31.2005) relating to appeals filed for tax claims (Note 18.d), R$ 1,517,399 (R$ 1,345,909 at 12.31.2005) relating to appeals filed for labor claims and R$ 687,332 (R$ 520,295 at 12.31.2005) arising from other appeals related to the Bank.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

NOTE 8. Other Assets

	Current and long-term			
	BB - Domestic and Foreign branches		BB - Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
Non-operating assets	256,083	286,755	274,766	293,654
Supply materials	19,007	25,459	19,007	25,459
Total	275,090	312,214	293,773	319,113

NOTE 09. Property and equipment and leased assets

	BB - Consolidated				
	Annual Depreciation Rate (by group)	12.31.2005	12.31.2006		
		Residual Value	Changes	Depreciation	Closing balance
Property and equipment		3,119,294	(22,231)	(234,756)	2,862,307
Furniture and equipment in stock	—	9,933	28,405	—	38,338
Construction in progress	—	329,616	(206,407)	—	123,209
Land	—	181,554	(5,466)	—	176,088
Buildings	4%	929,744	56,550	(40,900)	945,394
Facilities	10%	217,175	20,733	(36,954)	200,954
Furniture and equipment in use	10%	313,401	55,473	(49,540)	319,335
Communication systems	10%	77,700	343	(8,521)	69,522
Data processing systems	20%	962,620	22,119	(83,178)	901,562
Security systems	10%	96,807	7,055	(16,261)	87,602
Transportation systems	20%	744	(1,037)	597	304
Leased assets		812,106	548,675	(132,679)	1,228,102
Total		3,931,400	526,444	(367,435)	4,090,409

The ratio of fixed assets to referential equity is 14.84% (19.34% at 12.31.2005), observing the limit of 50%.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

NOTE 10. Deposits

	Current and long-term			
	BB - Domestic and Foreign branches		BB - Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
Demand deposits	40,012,310	35,725,505	40,058,819	35,802,362
Related companies	733,292	989,667	733,292	989,667
Individuals	14,071,458	11,575,634	14,081,538	11,582,700
Corporate entities	14,468,872	12,377,894	14,510,482	12,447,889
Financial institutions	262,269	173,615	256,015	172,915
Government	3,021,936	3,031,904	3,021,936	3,031,904
Federal Treasury	258,391	254,393	258,391	254,393
Domiciled abroad	27,034	80,323	26,756	80,228
Restricted	4,973,946	4,178,601	4,975,298	4,179,192
In foreign currency	2,125,956	3,030,357	2,125,956	3,030,357
Other	69,156	33,117	69,155	33,117
Savings deposits	36,714,427	32,844,214	36,714,427	32,844,214
Individuals	34,756,471	31,150,349	34,756,471	31,150,349
Corporate entities	1,579,967	1,383,626	1,579,967	1,383,626
Related companies	372,074	307,641	372,074	307,641
Financial institutions	5,915	2,598	5,915	2,598
Interbank deposits	7,635,548	10,291,005	4,878,116	5,382,645
Time deposits	76,822,240	63,211,802	76,900,424	63,494,714
Time deposits	34,320,476	31,533,730	34,398,660	31,816,642
Time deposits in foreign currency	986	313	986	313
Time deposits with automatic renewal	167,747	183,671	167,747	183,671
Remunerated judicial deposits	23,610,285	19,176,562	23,610,285	19,176,562
Special deposits relating to funds and programs (Note 14.c)	18,722,746	12,317,526	18,722,746	12,317,526
Deposits for investments	289,172	134,324	289,172	134,324
Total	161,473,697	142,206,850	158,840,958	137,658,259

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

December 31, 2006

NOTE 11. Borrowings—Foreign Borrowings

	BB - Domestic and Foreign Branches						
	Up to 90 days	Form 91 to 360 days	from 1 to 3 years	from 3 to 5 years	from 5 to 15 years	Total 12.31.2006	Total 12.31.2005
Exports	73,955	108,829	—	—	—	182,784	267,902
Imports	132,744	72,759	54,060	26,626	21,308	307,497	244,644
Banks	347,108	—	—	—	—	347,108	670,876
Onlending to the public sector	—	357,757	562,567	—	1,413,313	2,333,637	2,970,116
Borrowings from BB Group companies abroad	486,413	167,013	607,662	—	—	1,261,088	2,575,456
Borrowings by BB Group companies abroad	116,308	721,954	—	—	—	838,262	1,046,784
Total	1,156,528	1,428,312	1,224,289	26,626	1,434,621	5,270,376	7,775,778

	BB - Consolidated						
	Up to 90 days	From 91 to 360 days	from 1 to 3 years	from 3 to 5 years	from 5 to 15 years	Total Exports	Total 12.31.2005
Exports	2,526	—	—	—	—	2,526	532
Imports	90,737	48,498	47,298	23,345	17,542	227,420	184,762
Banks	347,108	—	—	—	—	347,108	670,876
Onlending to the public sector	—	357,757	562,567	—	1,413,313	2,333,637	2,970,116
Borrowings by BB Group companies abroad	104,675	721,954	—	—	—	826,629	1,031,563
Total	545,046	1,128,209	609,865	23,345	1,430,855	3,737,320	4,857,849

Banco do Brasil S.A.'s policy, in respect of its foreign borrowings, is to seek the lowest possible cost for the maturity, type of instrument, and its balance sheet profile. The Bank uses the Libor and US Treasury rates, respectively, as references for its financial and capital transactions, constantly monitoring rates in the various markets.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

NOTE 12. Domestic Onlending—Official Institutions

Programs	Financial charges	BB - Domestic and Foreign branches		BB - Consolidated	
		12.31.2006	12.31.2005	12.31.2006	12.31.2005
Federal Treasury		2,988,798	4,156,519	2,988,798	4,156,519
Rural credit		2,988,798	4,156,519	2,988,798	4,156,519
Farming/livestock breeding	TR or 9% p.a.	39,320	38,496	39,320	38,496
Cocoa	TJLP + 0.6% p.a. or 6.35% p.a.	43,486	40,890	43,486	40,890
Pronaf	TMS (available) or 1% p.a. to 7.25% p.a. (Invested)	2,681,949	3,819,216	2,681,949	3,819,216
Recoop	5.75% p.a. to 7.25% p.a.	224,043	257,917	224,043	257,917
BNDES	*	4,657,642	3,908,357	4,657,642	3,908,357
Finame	**	5,989,459	4,740,012	6,003,916	4,750,005
Other institutions		684,131	555,400	684,287	555,537
Prohemp resources	—	831	1,042	831	1,042
FBB—Fundec II	—	9,659	10,338	9,659	10,338
Funcafé	TR or TMS (available) or TJLP + 3% p.a. or 4% p.a. or 5% p.a. (Invested)	673,490	543,853	673,490	543,853
Other	—	151	167	307	304
Total		14,320,030	13,360,288	14,334,643	13,370,418

(*) BNDES
- Programs with fixed interest rates: interest paid to the BNDES varies from 3% p.a. to 11% p.a.
- Programs with TJLP or foreign exchange variation: interest paid to the BNDES varies from 0.5% to 5% p.a.

(**) FINAME
- Programs with fixed interest rates: interest paid to BNDES/FINAME varies from 3.75% p.a. to 11% p.a.
- Programs with TJLP or foreign exchange variation: interest paid to BNDES/FINAME and BNDES/EXIM varies from 0.5% p.a. to 11.47% p.a.

NOTE 13. Funds Obtained in Foreign Capital Markets (in R$/US$ million)

Transactions	Coupon	Amount	Date of funding	Maturity
a) DIRECT FUND RAISING				
"Global medium-term notes" program (a.1)	9.375% p.a.	US$200	Jun/97	Jun/07
"Global medium-term notes" program (a.1)	Zero—cupom	R$200	Dec/04	Dec/07
Subordinated debt	8.5% p.a.	US$	Sep/04	Sep/14
Perpetual bonus (a.2)	7.95% p.a.	US$	Jan/06	—
b) FUND RAISING THROUGH SPC				
Securitization of the flow of electronic remittances (MT—100) (b.1)	7.890% p.a.	US$	Dec/01	Dec/08
Securitization of the flow of electronic remittances (MT—100) (b.1)	Libor 3m+0.60% p.a.	US$	Jul/02	Jun/09
Securitization of the flow of electronic remittances (MT—100) (b.1)	7.890% p.a.	US$	Sep/02	Sep/09
Securitization of the flow of electronic remittances (MT—100) (b.1)	7.26% p.a.	US$	Mar/03	Mar/10
Securitization of the flow of electronic remittances (MT—100) (b.1)	6.55% p.a.	US$	Dec/03	Dec/13
Securitization of credit card receivables—Visanet (b.2)	5.911% p.a.	US$	Jul/03	Jun/11
Securitization of credit card receivables—Visanet (b.2)	4.777% p.a.	US$	Jul/03	Jun/11

Total issued by program:

	Foreign currency		Reais*
"Global medium-term notes" program		—	200
"Global medium-term notes" program—GMTN	US$	200	427
Securitization of the flow of electronic remittances (MT—100)	US$	1,160	2479
Securitization of credit card receivables—Visanet	US$	223	477
Subordinated debt	US$	300	641
Perpetual bonus	US$	500	1069
Total			5293

(*) Exchange rate: US$ 1.00 x R$ 2.1372.

(a.1) Recorded under Foreign marketable securities. At August 31, 2006, Moody's Investors Service Inc., upgraded the rating of foreign currency bonuses of Banco do Brasil to the investment grade category, at the Baa3 rating.

Serie	Issue date	Maturity date	Volume	Term (years)	Coupon (%)	Issue Price	Return to the investor	Current rating
007	09/06/97	15/06/07	US$ 200 MM	10	9,375	99.219%	9.50%	Baa3
012	17/12/04	17/12/07	R$ 200 MM	3	zero	62.0385%	17.25%	—

(Footnotes continued on following page)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

(a.2) Recorded in Other Liabilities—Hybrid Capital and Debt Instruments. On January 23, 2006, Banco do Brasil S.A concluded a foreign funding in the amount of US$ 500,000,000.00 through launching of perpetual securities. The operation has a redemption option by initiative of the issuer ("call") as from the 5th year, and, quarterly, each interest payment date thereafter. The issue price was of 100% plus a coupon, quarterly, of 7.95% p.a.; which was the lowest price ever paid by a Brazilian issuer until that date.

The terms of these Perpetual Bonuses allow the Bank to suspend quarterly payments of interest and/or accessory payments on the aforementioned securities issued (which will neither be due or accumulated) if: (i) the Bank determines that it is incapable, or the payment of these charges does not allow the Bank to be in conformity with the capital adequacy levels then required by the Central Bank of Brazil, or its financial indicators are below the minimum level required by the regulations applicable to Brazilian banks; (ii) the Central Bank of Brazil or the Regulatory Authorities suspend payments of the aforementioned charges; (iii) an insolvency or bankruptcy event occurs; (iv) a default occurs; or (v) the Bank decides to suspend these payments for any other reason.

If the Bank decides to suspend the payment of interest on the Perpetual Bonuses on account of the contents of item (v) above, the terms of the Perpetual Bonuses provide that, until such payments have been resumed for a period equivalent to 12 months, the Bank (a) cannot recommend to its stockholders and, as established by the applicable legislation, will act in order to avoid the statement or payment of dividends or interest on own capital on its common stock and (b) will suffer restrictions on its capacity to redeem or otherwise acquire its common stock.

(b.1) Recorded under Funds from acceptance and issue of securities—Foreign securities. The transaction was carried out through the Special Purpose Company (SPC) "Dollar Diversified Payment Rights Finance Company", incorporated under the laws of the Cayman Islands on November 6, 2001. The Head Office of the SPC is at BNP Paribas Private Bank & Trust Cayman Limited, P.O. Box 10632 APO 3rd Floor Royal Bank House, Shedden Road, George Town, Grand Cayman, Cayman Islands, and British West Indies. The capital of the SPC is US$1,000.00, divided into 1,000 shares of US$1.00 each. Banco do Brasil S.A. ("BB") does not maintain control, is not a shareholder, the owner, or a beneficiary of any of the results of operations of the SPC. On December 14, 2001, this SPC entered into an Administration Services Agreement with BNP Paribas Private Bank & Trust Cayman Limited. The SPC has declared that it does not have any subsidiaries, employees or debt, except for the securities described below.

The SPC was incorporated for the sole purpose of carrying out the transactions described below. The purpose of the SPC is: (a) issue and sell securities in the international market; (b) use funds raised from the issue of securities to pay for the purchase from BB of BB's rights on payment orders issued by correspondent banks in the USA and by BB's New York branch, in US dollars, to any BB branch in Brazil (Remittance Rights); (c) pay the principal and interest on securities and make other payments established in the related security issue agreements.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

The SPC has no material assets other than the funds obtained from the issue of its capital, the Remittance Rights, and the duties arising from the issue agreements. The SPC's liabilities consist of the five issues of securities made in the international capital market, as follows:

Serie	Issue date	Maturity date	Amount (US$)	Term (years)	Coupon (%)	Issue Price	Return to the investor	Current rating
2001-1	12/27/01	12/15/08	450,000,000	7	7.890	100.0000	7.89%	BBB/Baa1
2002-1	07/03/02	06/15/09	300,000,000	7	L3M+0.60	100.0000	L3M+0.60	AAA/Aaa
2002-2	09/11/02	09/15/09	40,000,000	7	7.890	100.0000	7.89%	BBB/Baa1
2003-1	03/17/03	03/15/10	120,000,000	7	7.260	100.0000	7.26%	BBB/Baa1
2003-2	12/19/03	12/16/13	250,000,000	10	6.550	100.0000	6.55%	BBB/Baa1
		Total	1,160,000,000					

The liabilities arising from the securities are paid by the SPC using the funds accumulated in its account. When the amount corresponding to the next interest and/or amortization installment is reached, the entire excess amount is automatically released to BB.

This structure resulted in the reduction of the Brazil risk and helped obtain an investment grade rating for the transaction which, in the final analysis, reduced BB's fund raising costs. For the beneficiaries of the dekasseguis' remittances in Brazil, there were no changes, as even after the sale of the Remittance Rights to the SPC, BB regularly and punctually fulfills all payment orders within the same deadlines as previously established.

Under this structure, after the final maturity of each transaction, the SPC will have repaid all interest and principal of the transaction, thus returning the full ownership of the flow of remittances to BB. Based on its analysis of the transaction, BB is not exposed to any potential losses.

(b.2) Recorded in Other liabilities—Sundry—Contracts for assumption of liabilities. The transaction was carried out through the Special Purpose Company (SPC) "Brazilian Merchant Voucher Receivables", incorporated under the laws of the Cayman Islands on May 16, 2003. The Head Office of the SPC is at Walkers SPV limited, P.O. Box 908 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

The capital of the SPC is US$1,000.00, divided into 1,000 shares of US$1.00 each. Banco do Brasil S.A. ("BB") does not maintain control, is not a shareholder, the owner, or a beneficiary of any of the results of operations of the SPC. On 07.09.2003, the SPC entered into a Corporate Services Agreement with Walkers SPV Limited.

The SPC was incorporated for the sole purpose of carrying out the transactions described below. The purpose of the SPC is to: (a) issue and sell securities in the international market; (b) use funds raised with the issue of securities to pay for the purchase of the current and future rights of Companhia Brasileira de Meios de Pagamento ("Visanet") against Visa International Service Association of receivables ("Receivables") arising from (i) credit or debit purchases made in Brazil, in any currency processed by Visanet, using Visa cards issued by financial institutions located outside Brazil, or (ii) credit or debit purchases, processed by Visanet in foreign currency, made using Visa cards issued by financial institutions located in Brazil; c) pay the principal and interest on the securities and make other payments established in the related security issue agreements.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

December 31, 2006

The SPC stated that it does not have any significant assets other than the funds from the issue of its capital and from the Receivables. It also stated that it does not have significant liabilities other than the obligations arising from the contracts for the issue of securities.

The SPC's liabilities consist of two issues of securities carried out in the international capital market, as follows:

Serie	Issue date	Maturity date	Amount (US$)	Term (years)	Coupon %	Issue Price	Return to the investor	Rating Current rating
2003-1	07/10/03	06/15/11	400,000,000*	8	5.911	100.0000	5.955%	BBB+/Baa1
2003-2	07/10/03	06/15/11	100,000,000**	8	4.777	95.0000	5.955%	BBB+/Baa1
		Total	500,000,000					

* Pursuant to the Series 2003 Visanet Support Agreement, BB received the amount of US$ 178,473,952, as described in the text below.

** Pursuant to the Series 2003 Visanet Support Agreement, BB received the amount of US$ 44,618,488, as described in the text below.

The liabilities arising from the securities are paid by the SPC using the funds accumulated in its account. When the amount corresponding to the next interest and/or amortization installment is obtained, any excess amount is automatically released to Visanet.

Under the structure, which included, among other agreements, the agreement called "Series 2003 Visanet Support Agreement", entered into on July 10, 2003 by Visanet, BB and Bradesco, Visanet agreed to transfer to BB the funds arising from the sale of the Receivables, at the ratio of 44.618488%, calculated based on the shareholding interest of BB in Visanet on the transaction closing date, resulting in US$ 223,092,440.00 of funds being raised by BB.

Also under the same agreement, BB agreed to periodically transfer to Visanet amounts equivalent to the Receivables held by Visanet for the account of the SPC, pursuant to the Receivables purchase and sale agreement, at the ratio of 44.618488%.

This structure resulted in the reduction of the Brazil risk and helped obtain an investment grade rating for the transaction which, in the final analysis, reduced BB's fund raising costs. Under this structure, after the final maturity of each transaction, the SPC will have repaid all interest and principal of the transaction, thus returning the full ownership of the Receivables to Visanet. Based on its analysis of the transaction, BB is not exposed to any potential losses from the transaction.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

NOTE 14. Other liabilities

14.a) Foreign exchange portfolio

	Current and long-term BB - Domestic and Foreign branches and BB - Consolidated	
	12.31.2006	12.31.2005
Forward foreign exchange sales pending settlement	8,746,559	16,505,913
Advances in foreign currencies	—	(4,680)
Import financing	(77,881)	(21,634)
Foreign exchange purchase liabilities	8,630,352	7,699,186
Advances on foreign exchange contracts	(7,303,756)	(6,710,114)
Foreign currency payables	13,477	26,488
Unearned income on advances granted	3,814	4,450
Charges payable on advances received	57	—
Total	10,012,622	17,499,609

14.b) Financial and development funds

	Current and long-term BB - Domestic and Foreign Branches and BB - Consolidated	
	12.31.2006	12.31.2005
PIS/PASEP	1,496,200	1,417,062
Merchant Navy	10,526	7,350
Land and Agrarian Reform—BB Banco da Terra	966	60,590
Special Lending Program for Agrarian Reform—Procera	321,193	324,860
Consolidation of Family Farming (CAF)	25,586	41,488
Fight against Poverty/Our First Land (CPR/NPT)	24,375	60,217
Other	23,543	20,754
Total	1,902,389	1,932,321

14.c) Fund for Worker Assistance (FAT) and Fund to Guarantee the Increase in Employment and Earnings (FUNPROGER)

FAT is a special accounting and financial fund, established by Law 7998, enacted on 01/11/90, attached to the Ministry of Labor and Employment (MTE) and managed by the Executive Council of the Worker Assistance Fund (CODEFAT). CODEFAT is a collective, tripartite and equal level organization, composed of representatives of workers, employers and the government, which acts as the manager of FAT.

The main sources of funding of FAT are contributions payable to the Social Integration Program (PIS) and to the Public Service Employees Savings Program (PIS/PASEP).

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

FAT's objective is to fund the Unemployment Insurance Program (with specific responsibilities for payment of unemployment insurance benefits, professional qualification and prequalification, and orientation and intermediation of employment), the Salary Bonus (paragraph 3 of article 239 of the Federal Constitution), and finance programs for economic development as well as to promote employment.

The main actions to promote employment using FAT funds are centralized in the Programs for the Increase in Earnings (PROGER), whose resources are allocated by special deposits, established by Law 8352/12.28.1991, in official federal financial institutions (including, among others, PROGER in the Urban—Investment and Working Capital—and Rural, the National Program for Strengthening of Family Farming—PRONAF, the program that allocates resources for the purchase of construction materials—FAT Housing, in addition to the special lines such as FAT Rural and Urban Integration, FAT Giro Setorial—Micro and Small-Sized Companies, FAT Giro Setorial—Medium and Large-Sized Companies, FAT Fomentar—Micro and Small-Sized Companies, FAT Fomentar—Medium and Large-Sized Companies, FAT Giro Agropecuário and FAT Digital Inclusion).

Banco do Brasil has a partnership with FAT in the conduct of the employment and income generation programs, through special deposits to be applied in Proger, Urban and Rural, in Pronaf, in FAT Housing and in the special lines mentioned above. For this purpose, the Bank offers credit lines directed to mini and small companies, cooperatives, informal economy workers, as well as rural sector workers.

The FAT special deposits, allocated with Banco do Brasil, while available; incur interest on a daily "pro rata" basis using the TMS (Average Selic Rate). As they are applied in loans, the interest rate is changed to the TJLP (Long-term Interest Rate) during the effective period of the loans.

The income on the Bank's funds is paid to FAT on a monthly basis, as established in CODEFAT Resolution No. 439, of April 28, 2006.

The Guarantee Fund for Generation of Employment and Earnings (Funproger) is a special accounting fund established on November 23, 1999 by Law 9872, amended by Law 10360, of 12.27.2001, and by Law 11110, of 04.25.2005 and regulated by Codefat Resolution 409/10.28.2004, and is managed by Banco do Brasil under the supervision of Codefat/MTE, whose balance at December 31, 2006 is R$ 270,899 (R$ 229,911 at December 31, 2005).

The objective of FUNPROGER is provide guarantees to entrepreneurs who do not have the necessary guarantees of their own to contract PROGER Urbano and PNMPO financing, through the payment of a commission.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

The net assets of FUNPROGER are accumulated through funds arising from the difference between the average SELIC Rate and the Long-Term Interest Rate (TJLP) in respect of the remuneration of the special deposit balances available in the FAT. Other sources of funds are the earnings from its operations and the income on its cash resources paid to Banco do Brasil, the Fund manager.

Program	Resolution/ TADE	Available TMS(1)	Invested TJLP(2)	Total	Return of FAT funds		
					Type(*)	Initial date	Final date
PROGER (Rural) and PRONAF		1,277,640	7,821,758	9,099,398			
Pronaf Custeio	04/2005	228,030	1,922,147	2,150,177	RA(**)	11/2005	—
Pronaf Investimento	05/2005	367,146	2,852,967	3,220,113	RA(**)	11/2005	—
Giro Rural—Securities acquisition	03/2005	320,332	1,616,224	1,936,556	SD(***)	04/2007	04/2013
Giro Rural Fornecedores	14/2006	353,522	699,142	1,052,664	RA(**)	08/2006	—
Rural Custeio	02/2006	2,981	15,017	17,998	RA(**)	11/2005	—
Rural Investimento	13/2005	5,629	716,261	721,890	RA(**)	11/2005	—
Proger Urbano		206,004	5,786,413	5,992,417			
Urbano Investimento	18/2005	99,459	3,214,976	3,314,435	RA(**)	11/2005	—
Urbano Capital de Giro	15/2005	95,018	2,418,203	2,513,221	RA(**)	11/2005	—
Empreendedor Popular	01/2006	11,527	153,234	164,761	RA(**)	11/2005	—
Other		635,295	2,415,692	3,050,987			
Electric appliances	05/2006	78	52	130	RA(**)	11/2005	—
Exports	27/2005	5,574	4,950	10,524	RA(**)	11/2005	—
Rural Area Integration	26/2005	56,527	360,128	416,655	RA(**)	11/2005	—
Urban Area Integration	25/2005	4,945	122,055	127,000	RA(**)	11/2005	—
Housing—Construction	04/2006	55,199	309,641	364,840	RA(**)	11/2005	—
Digital Inclusion	09/2005	1,999	5,125	7,124	RA(**)	11/2005	—
FAT Giro Setorial Micro and Small Companies	08/2006	68,087	231,421	299,508	RA(**)	08/2007	—
FAT Giro Setorial—Medium and Large Companies	09/2006	333,767	1,295,796	1,629,563	RA(**)	08/2007	—
FAT Giro Cooperativo Agropecuário	10/2006	14,712	29,381	44,093	RA(**)	07/2006	—
FAT Giro Setorial Micro small Companies	11/2006	11,280	3,480	14,760	RA(**)	08/2006	—
FAT Fomentar—Medium and Large Companies	12/2006	83,127	53,663	136,790	RA(**)	07/2006	—
Total		2,118,939	16,023,863	18,142,802			

(1) Funds remunerated by the TMS:
(2) Funds remunerated by the TJLP:
(*) Type: PU (single payment at the end of the period), PAS (annual and successive installments) and PSS (semiannual and successive installments).
(**) Automatic return (Monthly, 2% over total balance)
(***) Available balance

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

14.d) Sundry

	Current and long-term			
	BB - Domestic and Foreign branches		BB - Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
Provisions for payments(*)	5,750,112	5,353,513	5,766,084	5,356,895
Creditors for residual value advances	1,076	—	198,036	126,648
Contracts for the assumption of liabilities	720,187	980,638	370,540	482,577
Provisions for contingent liabilities (Note 15)	3,254,283	2,993,541	3,258,077	3,022,463
Accounts payable for payment of services provided	325,638	197,970	325,638	197,970
Sundry creditors—abroad	40,423	35,632	42,422	38,189
Sundry creditors—domestic	974,834	578,280	980,961	583,910
Credit card operations	1,530,801	1,384,343	1,530,801	1,384,343
Liabilities for official agreements	135,563	97,437	135,564	97,437
Liabilities for purchases of goods and rights	140,288	246,377	140,288	246,377
Funds restricted to credit operations	67,922	109,958	906,566	909,289
Other	84,844	26,793	84,816	26,694
Total	13,025,971	12,004,482	13,739,793	12,472,792

(*) Includes R$ 3,327,888 (R$ 3,276,680 at December 31, 2005) relating to "Previ Actuarial Liability of the Informal Plan" (exclusive responsibility of the Bank) and the "Cassi Actuarial Liability" at December 31, 2006 (Note 25.e).

14.e) Subordinated debt

	Current and long-term BB - Domestic and Foreign Branches and BB - Consolidated	
	12.31.2006	12.31.2005
Subordinated debt qualifying as capital	8,956,729	7,798,914
Other subordinated debt	37,882	41,404
Total	8,994,611	7,840,318

As from June 30, 2001, as determined by CMN Vote No. 67 of June 28, 2001 and Bacen-Diret Official Letter 2001/1602 of June 29, 2001, Banco do Brasil has considered the funds from the Central-Western Constitutional Fund (FCO) as subordinated debt and as Level II Reference Equity, due to its low level of obligation and the length of the term to be maintained by the Bank.

On September 13, 2004, Banco do Brasil carried out its first international issue in the subordinated debt market. The funding amounted to US$ 300 million (R$ 850,921 thousand) with a ten-year maturity, as authorized by the Central Bank of Brazil. The Bank considered this funding, net of its free repurchase value, as Level II Reference Equity.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

NOTE 15. Provisions for Vacation Pay, Paid Leave and Litigation

The changes in the provisions are as follows:

	BB - Domestic and Foreign branches			BB - Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
15.a) Vacation pay (other liabilities—sundry)						
Opening balance	660,947	723,657	669,203	660,947	723,657	669,203
Provision/(reversal)	315,721	615,037	613,041	315,721	615,037	613,041
Provision used	(241,670)	(603,696)	(558,587)	(241,670)	(603,696)	(558,587)
Closing balance	734,998	734,998	723,657	734,998	734,998	723,657
15.b) Paid leave (other liabilities—sundry)						
Opening balance	575,213	585,917	585,864	575,213	585,917	585,864
Provision/(reversal)	101,708	214,647	230,961	101,708	214,647	230,961
Provision used	(108,792)	(232,435)	(230,908)	(108,792)	(232,435)	(230,908)
Closing balance	568,129	568,129	585,917	568,129	568,129	585,917
15.c) Labor claims (other liabilities—sundry)						
Opening balance	2,232,980	2,129,075	2,003,297	2,232,980	2,129,075	2,003,297
Provision/(reversal)	346,083	602,753	529,827	346,083	602,753	529,827
Provision used	(218,580)	(371,345)	(404,049)	(218,580)	(371,345)	(404,049)
Closing balance	2,360,483	2,360,483	2,129,075	2,360,483	2,360,483	2,129,075
15.d) Tax claims (other liabilities—taxes and social security charges)						
Opening balance	30,885	28,523	128,171	75,538	70,447	163,564
Provision/(reversal)	4,381	6,948	(99,461)	7,002	12,298	(92,930)
Provision used	(23)	(228)	(187)	(23)	(228)	(187)
Closing balance	35,243	35,243	28,523	82,517	82,517	70,447
15.e) Other legal claims (other liabilities—sundry)						
Opening balance	913,592	844,079	724,303	943,389	871,838	756,332
Provision/(reversal)	94,846	190,686	219,924	68,516	166,394	215,654
Provision used	(123,154)	(149,481)	(100,148)	(123,154)	(149,481)	(100,148)
Closing balance	885,284	885,284	844,079	888,751	888,751	871,838

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

NOTE 16. Analysis of Income Statement Items

16.a) Banking services fees

	BB - Domestic and Foreign branches			BB - Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Investment funds	470,355	923,942	396,764	743,831	1,458,726	1,218,666
Collections	447,982	865,536	725,400	448,831	866,717	726,325
Collection services	14,178	27,924	31,392	18,899	35,194	36,626
Services rendered to related companies	91,833	186,134	510,091	133,634	259,817	216,097
Fund transfers	69,968	134,301	124,428	70,125	134,622	125,635
Guarantees granted	23,353	48,774	69,313	23,404	48,854	69,600
Settlement and transfer of funds systems	328,846	676,070	647,433	328,846	676,070	647,433
Examination of requests for exclusion from CCF	42,786	83,177	82,919	42,786	83,177	82,919
PASEP administration	27,328	40,393	41,089	27,328	40,393	41,089
Loans contracted	352,989	736,029	600,466	352,989	736,029	600,466
Deposit account fees	145,146	275,701	210,654	145,146	275,701	210,654
Checking account fees	75,010	145,323	107,343	75,010	145,323	107,343
Fees for issuing documents	54,587	109,678	120,565	54,587	109,678	120,565
Fees on register information	34,723	93,002	77,214	34,723	93,002	77,214
Service package	868,169	1,689,666	1,507,443	868,169	1,689,666	1,507,443
Fees for official services	191,032	372,703	271,887	191,032	372,703	271,887
International trade services	12,621	24,297	19,049	12,621	24,297	19,049
Third party collection services	103,923	207,297	189,069	103,923	207,297	189,069
Commissions for administration of public sector Debt	23,747	47,560	48,061	23,747	47,560	48,061
Payments on account of third parties	93,810	169,735	142,961	93,810	169,735	142,961
Credit cards—annual fees	151,720	312,589	297,101	151,720	312,589	297,101
Credit cards—fees on withdrawals and purchases	4,941	11,213	9,749	4,941	11,213	9,749
Credit cards—commissions of issuing bank	198,440	360,834	275,194	198,440	360,834	275,194
Other services	346,714	635,157	540,114	390,488	728,112	606,924
Total	4,174,201	8,177,038	7,045,699	4,539,030	8,887,274	7,648,070

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

December 31, 2006

16.b) Personnel expenses

	BB - Domestic and Foreign Branches			BB - Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Salaries	(1,766,906)	(3,506,960)	(3,374,383)	(1,792,813)	(3,558,946)	(3,425,590)
Benefits	(430,424)	(859,423)	(829,846)	(433,126)	(864,801)	(834,793)
Social Charges	(813,235)	(1,606,213)	(1,300,323)	(822,071)	(1,624,045)	(1,319,197)
Training	(39,226)	(60,649)	(51,611)	(39,485)	(61,091)	(51,938)
Directors' fees	(5,724)	(11,451)	(9,850)	(6,638)	(13,256)	(12,209)
Personnel provisions	(556,032)	(1,147,708)	(1,190,422)	(556,032)	(1,147,708)	(1,190,422)
Provisions for labor claims	(127,563)	(231,486)	(234,981)	(127,563)	(231,486)	(234,981)
Labor claim losses	(216,657)	(369,422)	(404,049)	(216,657)	(369,421)	(404,049)
Total	(3,955,767)	(7,793,312)	(7,395,465)	(3,994,385)	(7,870,755)	(7,473,179)

16.c) Other administrative expenses

	BB - Domestic and Foreign Branches			BB - Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Water, electricity and gas	(127,733)	(261,656)	(238,118)	(127,826)	(261,857)	(238,235)
Rent	(140,710)	(276,470)	(260,650)	(143,013)	(281,304)	(265,733)
Leasing costs	(36,503)	(73,616)	(132,658)	(36,503)	(73,616)	(132,658)
Communications	(412,199)	(840,855)	(801,533)	(417,834)	(851,912)	(814,248)
Maintenance and upkeep	(109,371)	(211,455)	(189,827)	(109,993)	(212,625)	(190,784)
Materials	(59,049)	(119,603)	(137,229)	(59,300)	(120,036)	(138,723)
Data processing	(321,395)	(616,442)	(572,775)	(327,010)	(628,512)	(587,950)
Promotion and public relations	(72,094)	(138,579)	(273,435)	(72,231)	(139,577)	(277,925)
Advertising and publicity	(168,318)	(279,542)	(170,495)	(168,432)	(280,626)	(172,962)
Financial system services	(171,607)	(345,250)	(339,532)	(168,385)	(338,775)	(332,927)
Third party services	(227,283)	(451,735)	(430,474)	(238,259)	(471,898)	(454,784)
Security services	(225,714)	(439,695)	(396,946)	(225,784)	(439,840)	(397,261)
Specialized technical services	(36,163)	(64,092)	(87,337)	(39,194)	(69,375)	(92,321)
Transportation	(217,744)	(381,943)	(341,328)	(218,323)	(382,961)	(342,594)
Domestic travel	(34,969)	(66,995)	(90,791)	(35,180)	(67,907)	(92,807)
Amortization	(99,161)	(187,115)	(146,084)	(99,640)	(188,069)	(149,353)
Depreciation	(258,418)	(510,180)	(495,582)	(258,614)	(510,565)	(495,933)
Expenses with tax and civil lawsuits	(167,800)	(266,347)	(253,384)	(167,800)	(266,347)	(253,384)
Other	(139,820)	(269,108)	(222,541)	(148,589)	(287,314)	(239,626)
Total	(3,026,051)	(5,800,678)	(5,580,719)	(3,061,910)	(5,873,116)	(5,670,208)

16.d) Other Operating Income

	BB - Domestic and Foreign branches			BB - Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Recovery of charges and expenses	305,225	471,012	421,167	306,707	472,823	418,475
Income from Special Operations	30,743	65,220	79,506	30,743	65,220	79,506
Income from specific credits	37,124	71,342	66,545	37,124	71,342	66,545
Income from other credit operations	215	226	8,363	215	226	8,363
PREVI—Contributions parity agreement	109,060	1,530,011	—	109,060	1,530,011	—
Income from payments of INSS benefits	128,433	251,453	249,387	128,433	251,453	249,387
Warrants Deposits Receivable	588,342	1,211,529	1,247,103	588,342	1,211,529	1,247,103
Income from securities and credits receivable from the Federal Treasury	80,459	153,894	285,167	80,459	153,894	285,167
Dividends received	12,630	30,848	37,021	12,630	30,848	37,021
Equalization of rates—Law 8,427	3,292	7,879	9,847	3,292	7,879	9,847
Credit card transactions	52,165	108,998	75,831	52,165	108,998	75,831
Overdue advances on exchange contracts	8,585	13,323	8,559	8,585	13,323	8,559
Personnel expenses—Reversal of provisions	2,551	4,968	23,577	2,551	4,968	23,577
Reversal of operating provisions—Contingent Liabilities	85,513	90,975	25,121	85,513	90,975	25,121
PREVI—Benefit Plan 1	48,282	48,289	267,629	48,282	48,282	267,629
Foreign exchange gains	173,573	701,864	3,266,147	173,573	701,864	3,266,147
Taxes paid in error (Note 28.b)	127,913	143,683	1,193,822	127,913	143,683	1,193,822
Other	131,631	186,525	351,005	164,842	230,495	361,375
Total	1,925,736	5,092,039	7,615,797	1,960,429	5,137,813	7,623,475

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

December 31, 2006

16.e) Other operating expenses

	BB - Domestic and Foreign branches			BB - Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Fees for the use of Sisbacen	(6,432)	(14,004)	(11,870)	(6,432)	(14,004)	(11,870)
Expenses on Pasep funds	(475)	(582)	(1,338)	(475)	(582)	(1,338)
Collection of contributions and federal taxes	(42)	(69)	(82)	(42)	(69)	(82)
Exchange losses on profits from branches abroad	(184)	(987)	(1,118)	(184)	(987)	(1,118)
Discounts granted on renegotiations—credit operations	(48,038)	(98,557)	(82,526)	(48,038)	(98,557)	(82,526)
Expenses from discounts granted on renegotiations—other credits	(227)	(401)	(2,347)	(227)	(412)	(2,347)
Updating of the pension liability	(249,204)	(340,716)	(359,451)	(249,204)	(340,716)	(359,451)
Interest on funds allocated for payment of benefits	(128,002)	(250,488)	(234,437)	(128,002)	(250,488)	(234,437)
Previ—Actuarial Asset Amortization—CVM Resolution n.° 371	(179,084)	(277,503)	—	(179,084)	(277,503)	—
Previ—Plano Benefícios 1—Actuarial Losses—CVM Resolution No 371	—	(47,145)	—	—	(47,145)	—
CASSI—Interest on actuarial liabilities (Adjustments arising from CVM Resolution 371)	(189,934)	(379,867)	(376,746)	(189,934)	(379,867)	(376,746)
Premium paid to clients	(153,722)	(292,675)	(33,531)	(153,722)	(292,675)	(33,531)
Losses from holdups and burglaries	(32,952)	(37,331)	(60,166)	(32,952)	(37,331)	(60,166)
Errors and fraud	(44,945)	(82,554)	(49,370)	(44,945)	(82,554)	(49,370)
Expenses from actualization—Interest on own capital/Dividends	(34,530)	(59,895)	(22,729)	(34,530)	(59,895)	(22,729)
BB Personal Banking expenses	(41,615)	(66,803)	(89,606)	(41,615)	(66,803)	(89,606)
Expenses from credit card operations	(108,035)	(212,446)	(129,785)	(108,035)	(212,446)	(129,785)
Expenses from Proagro funds	(3,051)	(5,476)	(4,740)	(3,051)	(5,476)	(4,740)
Provision for devaluation of securitized credits	(25)	(34)	(170)	(3,232)	(8,028)	(7,099)
Provision for guarantees provided	(486)	(11,493)	(1,121)	(486)	(11,493)	(1,121)
Foreign exchange losses	—	(692,705)	(2,309,772)	—	(692,705)	(2,309,772)
Law 9138/95—Restatement of funds to be returned to the Federal Treasury	(25,734)	(48,673)	(63,983)	(25,734)	(48,673)	(63,983)
Expenses from actualization—taxes and contributions on earnings	(1,449)	(22,177)	—	(4,691)	(46,419)	(881)
Securitization dekasseguis—liabilities with the SPE	(349)	(3,959)	(18,553)	—	—	—
Securitization SWIFT MT100—liabilities with the SPE	(68,103)	(146,125)	(180,471)	—	—	—
From financial investments of clients	(15,640)	(16,676)	(752)	(15,640)	(16,676)	(752)
Other	(159,662)	(154,893)	(217,876)	(193,922)	(186,457)	(279,511)
Total	(1,491,920)	(3,405,499)	(4,249,116)	(1,464,177)	(3,355,802)	(4,119,537)

(*) In BB-Consolidated, these obligations are classified as "Foreign securities" due to the consolidation of the foreign special purpose entities.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

16.f) Non-operating income

	BB - Domestic and Foreign Branches			BB - Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Non-operating income	105,470	206,540	309,770	110,178	214,435	316,944
Profit on the sale of assets	39,237	63,666	99,262	39,347	63,791	99,529
Capital gains	6,423	13,157	64,165	6,439	13,382	64,333
Rental income	6,392	11,575	10,044	6,763	11,946	10,044
Valuation of other assets	22,787	57,044	64,162	23,364	57,751	64,239
Gains with shares and quotas	200	1,316	1,192	3,311	7,043	4,842
Profit on the sale of other assets	27,104	50,561	61,535	27,104	50,561	61,535
Other non-operating income	3,327	9,221	9,410	3,850	9,961	12,422
Non-operating expenses	(40,194)	(92,374)	(101,416)	(41,058)	(94,394)	(106,793)
Loss on sale of investments	(2)	(22)	(25)	(442)	(461)	(158)
Loss on sale of assets	(5,875)	(7,243)	(4,172)	(5,875)	(7,245)	(4,204)
Capital losses	(11,491)	(31,472)	(20,481)	(11,492)	(31,615)	(20,585)
Loss in value of other assets	(21,279)	(49,931)	(74,980)	(21,290)	(50,099)	(75,647)
Losses with shares and quotas	(424)	(766)	(24)	(632)	(1,828)	(4,465)
Other non-operating expenses	(1,123)	(2,940)	(1,734)	(1,327)	(3,146)	(1,734)
Total	65,276	114,166	208,354	69,120	120,041	210,151

NOTE 17. Stockholders' Equity

17.a) Stockholders' equity of R$ 20,758,158 (R$ 16,849,764 at 12.31.2005), is equivalent to a net book value of R$ 25.15 per share (R$ 21.08 per share at 12.31.2005, considering a total of 799,359,738 common shares—disregarding treasury shares) considering a total of 825,316,423 common shares—disregarding treasury shares.The market value of the common share at 12.31.2006 was R$ 64.00 (R$ 42.20 at December 31, 2005).

17.b) Of the subscription bonuses issued by the Bank, the remaining balance of 27,028,746 "C" Bonus, that can be exercised up to the original terms—03.31.2011 to 06.30.2011.

17.c) Capital

Capital amounted to R$ 11,912,895 (R$ 10,797,337 at December 31, 2005), totally paid-up, and comprises 825,316,423 common shares with no par value. The Federal Treasury is the controlling shareholder.

The capital increase resulted from capitalization of the Expansion Reserves and Capital Reserves and by the exercise of series "B" subscription bonuses during the period from 01/31/2006 to 06/30/2006, resolved in the Ordinary and Extraordinary General Meeting of 04/28/2006 and approved by the Monetary Authority on 07/06/2006.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

17.d) Treasury shares

The Bank purchased 10,234,252,464 preferred shares, equivalent to 1.44% of the total capital, to reimburse dissident stockholders as a result of the conversion of preferred shares into common shares, approved at the Special Preferred Stockholders' Meeting held on June 7, 2002. These shares were converted into 11,257,677 common shares which remained in treasury in accordance with article 45 of Law 6,404/1976. These shares were sold in the Secondary Public Offering held from June 12 to 23, 2006.

17.e) Revaluation reserves

These reserves refer to the revaluation of assets carried out by the associated companies Kepler Weber and by the subsidiary Cobra Tecnologia S.A. The realization of reserves in the period, totaling R$ 19,290 (R$ 2,379 in 2005), was transferred to the "Retained earnings" account.

17.f) Net Income Appropriation

	2nd semester/2006	Year/2006	Year/2005
Net Income	2,155,588	6,043,777	4,153,602
Retained Earnings	19,940	20,772	3,552
Adjusted Net Income	2,175,528	6,064,549	4,157,154
Legal Reserve	107,779	302,189	207,680
Statutory Reserve(*)			
Operational Margin	602,757	719,403	124,608
Equalization of Dividends	602,757	602,757	—
Interest on own capital	681,377	1,374,414	1,367,986
Dividends	180,858	1,043,096	130,085
Expansion reserves	—	2,022,690	2,326,795
Adjusted Net Income Balance, after allocations	0	0	0

(*) The Extraordinary General Meeting, held on 12.28.2006, approved the creation of the following statutory reserves with a respective amendment to art. 42 of the Bank's Bylaws:

- Reserve for Operating Margin, with the purpose of guaranteeing an operating margin compatible with the development of the company's transactions, comprised of up to 100% of the balance of net income, up to the limit of 80% of the capital.
- Reserve for Equalization of Dividends, with the purpose of securing financial resources for the payment of dividends, comprised of up to 50% of the balance of net income, up to the limit of 20% of the capital.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

17.g) Interest on own capital / Dividends

	2nd semester/2006	Year/2006	Year/2005
1. Calculation basis:	2,345,733	6,535,458	4,480,465
a) Net income for the year	2,155,588	6,043,777	4,153,602
b) Legal reserve for the year	(107,779)	(302,189)	(207,680)
c) Adjustment in retained income	736	1,481	1,172
d) Profit sharing	277,985	773,098	530,992
e) Revaluation reserve realization at subsidiaries and affiliated companies	19,203	19,290	2,379
2. Minimum statutory compulsory dividend (25% of item 1)	586,433	1,633,865	1,120,116
3. Interest on own capital imputed to dividends	561,134	1,131,871	1,143,204
4. Income Tax at source	120,243	242,543	224,782
5. Interest on own capital allocated to the stockholders (item 3 + item 4)	681,377	1,374,414	1,367,986
6. Dividends allocated to the stockholders	180,858	1,043,096	130,085
7. Total allocated to the stockholders	862,235	2,417,510	1,498,071

According to Laws n.º 9,249/1995 and 9,430/1996 and the Bank's Bylaws, Management resolved to pay Interest on Own Capital to its stockholders, imputed to the dividend value, plus additional dividends, equivalent in the 2nd semester/2006, to 40% of net income.

Interest on Own Capital and Dividends will be paid together with financial charges equivalent to the Selic rate, as from balance sheet closing until the effective payment date, pursuant to Decree n.º 2,673, of 7.16.1998, with the new wording provided by Decree n.º 3,381, of 3.13.2000.

The total amount of Interest on Own Capital for 2006 was R$ 1,374,414, which resulted in a reduction in tax expenses of R$ 467,301.

17.h) Retained Earnings

A capital budget justifying allocation to the Expansion Reserves will be submitted to the General Meeting; approving the 2006 fiscal year accounts.

17.i) Adjustment to Market value—securities & derivative financial instruments

In accordance with BACEN Circular Letters 3068/11.08.2001 and 3082/01.30.2002, this account includes the mark-to-market adjustment on available-for-sale securities, totaling R$ 382,238 (R$ 129,927 at December 31, 2005), net of tax effects, in conformity with the movement in the stockholders' equity account "Adjustments to Mark-to-Market—Securities and Derivatives":

Available-for-sale securities	12.31.2005 Balance	Net changes in the year	12.31.2006 Balance
Multiple Bank	58,929	154,182	213,111
Subsidiaries and affiliates	109,046	180,546	289,592
Tax effects	(38,048)	(82,417)	(120,465)
Total	129,927	252,311	382,238

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

Available-for-sale securities	31.12.2004 Balance	Net changes in the year	12.31.2005 Balance
Multiple Bank	74,362	(15,432)	58,929
Subsidiaries and affiliates	11,118	97,929	109,046
Tax effects	(42,895)	4,845	(38,048)
Total	42,585	87,342	129,927

17.j) Shareholding positions

As prescribed in paragraphs IV, V, VI and VII of Article 40 of the Bank's by-laws, the shareholding positions are as follows:

Paragraph IV: Shareholdings at 12.31.2006 of all those who hold, directly or indirectly, more than 5% of capital:

Shareholders	Total shares	% Total
Federal Treasury	566,778,036	68.7
Banco do Brasil Employees Retirement Fund (PREVI)	94,415,335	11.4
BNDESPar(*)	41,604,052	5.0
Other shareholders	122,519,000	14.9
Total	825,316,423	100.0

(*) Related party to the controller

Paragraph V: number and characteristics of the securities issued by the Bank and directly or indirectly held by the controlling stockholder, management and members of the Fiscal Council; and

Paragraph VI: changes in ownership of the parties referred to in the previous paragraph of these securities during the preceding twelve months:

Controlling Group	12.31.2006	12.31.2005
Federal Treasury	566,778,036	584,778,036
PREVI	94,415,335	112,415,335
BNDESPar	41,604,052	46,604,052
Total	702,797,423	743,797,423

Board of Directors	Position	Common Shares		C Bonds	
		31.12.06	31.12.05	31.12.06	31.12.05
Bernard Appy	President	01	01	—	—
Antônio Francisco de Lima Neto	Vice-President	01	—	—	—
Carlos Augusto Vidotto	Counselor	02	02	—	—
Francisco Augusto da Costa e Silva	Counselor	02	02	—	—
João Carlos Ferraz	Counselor	02	02	—	—
José Carlos Rocha Miranda	Counselor	01	01	—	—
Tarcísio José Massote de Godoy	Counselor	01	01	—	—

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

December 31, 2006

Fiscal Council	Position	Common Shares 31.12.06	Common Shares 31.12.05	C Bonds 31.12.06	C Bonds 31.12.05
Otavio Ladeira de Medeiros	President	—	—	—	—
Agostinho Wagner Guimarães Gomes	Member	—	—	—	—
Eduardo Grande Bittencourt	Member	—	—	—	—
Eustáquio Wagner Guimarães Gomes	Member	—	—	—	—
José Luiz Gomes Rôlo	Deputy	—	—	—	—
Alfredo Luiz Buso	Deputy	—	—	—	—
Daniel Sigelmann	Deputy	—	—	—	—
Egon Handel	Deputy	—	—	—	—
Marcos Machado Guimarães	Deputy	—	—	—	—

Executive Board of Directors	Position	Common Shares 12.31.06	Common Shares 12.31.05	C Bonds 12.31.06	C Bonds 12.31.05
Antônio Francisco de Lima Neto	President (substitute)	01	—	—	—
Adézio de Almeida Lima	Vice-President	02	02	01	01
Aldo Luiz Mendes	Vice-President	126	—	—	—
Aldemir Bendine	Vice-President (Substitute)	—	—	—	—
José Maria Rabelo	Vice-President	20	20	10	10
Luiz Oswaldo Sant'Iago Moreira de Souza	Vice-President	02	02	01	01
Manoel Gimenes Ruy	Vice-President (Substitute)	14	14	06	06
Ricardo Alves da Conceição	Vice-President	715	371	185	185

Directors	Position	Common Shares 12.31.06	Common Shares 12.31.05	C Bonds 12.31.06	C Bonds 12.31.05
Augusto Braúna Pinheiro	Director	—	—	—	—
Clara da Cunha Lopes	Director	114	—	—	—
Derci Alcântara	Director	1,182	33	16	16
Francisco Cláudio Duda	Director	461	2	1	1
Glauco Cavalcante Lima	Director	28	22	11	11
Izabela Campos Alcântara Lemos	Director	114	—	—	—
José Carlos Soares	Director	914	219	10	10
Renê Sanda	Director	03	03	01	01
Juraci Masiero	Director	229	—	—	—
Luiz Gustavo Braz Lage	Director	—	—	—	—
Maria da Glória Guimarães dos Santos	Director	—	—	—	—
Maria da Graça França	Director	114	—	—	—
Maurício Doff Sotta	Director	150	1	—	—
Milton Luciano dos Santos	Director	—	—	—	—
Nilo José Panazzolo	Director	459	—	—	—
Nilson Martiniano Moreira	Director	—	—	—	—
Paulo Euclides Bonzanini	Director	6	—	—	—
Paulo Rogério Caffarelli	Director	183	—	—	—
Ricardo José da Costa Flores	Director	24	19	9	9
Sandro Kohler Marcondes	Director	230	1	—	—
Sérgio Ricardo Miranda Nazaré	Director	114	—	—	—
William Bezerra Cavalcanti Filho	Director	114	—	—	—
Internal Audit					
José Luis Prola Salinas	Auditor	114	—	—	—
Statutory Auditor—Audit Committee					
José Danúbio Rozo	Coordinator	—	—	—	—
José Antonio Guarnieri	Member	459	—	—	—
Flavio Fernando da Fontoura Ferreira	Deputy	459	—	—	—

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

December 31, 2006

Paragraph VII—number of shares in the market and percentage in relation to the total issued:

BB shares	Number	%
Market *	825,316,423	100,00
Total issued	825,316,423	100,00

(*) As per Law No 6404.

NOTE 18. Income Tax and Social Contribution on Net Income

18.a) Details of calculation basis

	BB - Consolidated					
	2nd semester/2006		Year/2006		Year/2005	
	Income tax	Social contribution	Income tax	Social contribution	Income tax	Social contribution
a) Profit before taxation and after employee profit sharing:	3,406,984	3,406,984	6,460,158	6,460,158	7,448,595	7,448,595
- Profit before taxation	3,197,074	3,197,074	6,316,456	6,316,456	7,240,563	7,240,563
- Net income of foreign entities	(277,024)	(277,024)	(402,876)	(402,876)	(444,580)	(444,580)
- Intercompany eliminations	765,132	765,132	1,319,149	1,319,149	1,182,081	1,182,081
- Employee profit sharing	(278,198)	(278,198)	(772,571)	(772,571)	(529,469)	(529,469)
b) Permanent additions/(deductions):	(1,672,219)	(1,664,101)	(2,951,107)	(2,935,459)	(2,596,835)	(2,584,245)
- Equity in the (earnings)/loss of subsidiary and associated companies	(1,005,955)	(1,005,955)	(1,575,020)	(1,575,020)	(1,067,865)	(1,067,865)
- Interest on own capital	(681,377)	(681,377)	(1,374,414)	(1,374,414)	(1,367,986)	(1,367,986)
- Non-deductible expenses and provisions	290,256	290,255	565,724	565,721	386,025	386,021
- Other additions/(deductions)	(275,143)	(267,024)	(567,397)	(551,746)	(547,009)	(534,415)
c) Temporary additions/(deductions):	3,229,455	3,259,574	7,077,461	7,297,155	4,790,250	4,780,654
- Allowance for loan losses	3,065,746	3,068,087	7,129,455	7,170,460	5,416,154	5,416,154
- Provision for losses on securities and investments	96	96	131	131	6,815	6,815
- Provision for pension liabilities	95,092	95,092	40,623	40,623	(2,004,902)	(390,652)
- Provision for labor claims, tax contingencies and contingent liabilities	79,966	79,966	249,739	249,739	143,226	222,868
- Amortization of goodwill on investments	796	—	1,591	—	1,591	—
- Other additions/(deductions)	(12,241)	16,333	(344,078)	(163,798)	(386,884)	(474,531)
d) Other adjustments: additions/ (deductions):	(2,067,344)	(2,071,959)	(3,508,824)	(3,514,665)	(2,417,761)	(2,420,852)
- Foreign profits	247,838	247,838	247,838	247,838	304,366	304,366
- Adjustment—BACEN Resolution 2682/1999 and Law 9430/9,430	(2,311,303)	(2,311,303)	(3,751,810)	(3,751,810)	(2,438,257)	(2,723,559)
- Other	(3,879)	(8,494)	(4,852)	(10,693)	1,432	(1,659)
e) Taxable income	2,896,876	2,930,498	7,077,688	7,307,189	7,224,249	7,224,152
f) Income tax/social contribution:	671,412	256,170	1,704,519	650,779	1,751,505	648,367
- Rate of 15% / 9%	437,153	263,808	1,068,259	658,417	1,090,298	653,269
- Additional 10%	291,399	—	712,101	—	726,793	—
- Tax incentives	(27,515)	—	(46,216)	—	(39,915)	—
- Income tax on profits of foreign entities	(29,625)	(7,638)	(29,625)	(7,638)	(25,671)	(4,902)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

18.b) Details of income tax and social contribution expense

	BB - Consolidated					
	2nd semester/2006		Year/2006		Year/2005	
	Income Tax	Social Contribution	Income Tax	Social Contribution	Income Tax	Social Contribution
a) Present values	(693,264)	(256,170)	(1,745,739)	(650,779)	(1,782,560)	(648,686)
- Domestic income tax and social contribution	(671,412)	(256,170)	(1,704,519)	(650,779)	(1,752,368)	(648,686)
- Foreign income tax	(21,852)	—	(41,220)	—	(30,192)	—
b) Deferred tax liabilities	(88,848)	(27,942)	(225,086)	(74,200)	(191,197)	(67,334)
- (Provision)/reversal of deferred income tax on the adjustment of the portfolio and depreciation (leasing operations)	(7,736)	—	(13,576)	—	(6,330)	—
- (Provision)/reversal of provision for deferred taxes—positive MTM	(2,729)	(1,987)	(29,920)	(10,491)	(4,263)	(1,418)
- (Provision)/reversal of deferred income tax on the sale of investments in installments (BB-BI)	—	—	272	98	341	123
- (Provision)/reversal of the provision for deferred taxes—restatement of judicial deposits	(81,727)	(29,422)	(170,963)	(61,547)	(175,626)	(63,226)
- (Provision)/reversal of provision for deferred taxes—Net income abroad	19,708	8,539	—	—	—	—
- (Provision)/reversal of provision for deferred income tax on transactions carried out in the futures market	(16,364)	(5,072)	(10,899)	(2,260)	(5,319)	(2,813)
c) Provision (a+b)	(782,112)	(284,112)	(1,970,825)	(724,979)	(1,973,757)	(716,020)
d) Deferred tax credits	228,181	76,911	2,187,632	1,012,320	137,431	(1,209)
- Recording/(reversal) of tax credits on temporary differences	9,782	58	16,322	2,785	(1,905)	(116)
- (Recording)/reversal of tax credit on income tax and social contribution losses	210,822	75,971	2,124,396	994,020	140,868	(1,093)
- (Recording)/reversal of tax credits—negative MTM	36,359	12,167	46,914	15,515	(1,532)	—
Recording/(Reversal) of Tax Credits on Transactions carried out in the Futures Market	(28,782)	(11,285)	—	—	—	—
e) Total income tax and social contribution expense (c+d)	(553,931)	(207,201)	216,807	287,341	(1,836,326)	(717,229)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

18.c) Reconciliation of income tax and social contribution expense

	BB - Consolidated		
	2nd semester/ 2006	Year/2006	Year/2005
a) Income tax			
Profit before taxation and profit sharing	3,197,074	6,316,456	7,240,563
- Total income tax charge (rate of 25%)	(799,269)	(1,579,114)	(1,810,141)
- Charges from Interest on Own Capital	170,344	343,604	341,996
- Effects of non-taxable income	498,315	855,555	932,812
- Effects of non-deductible expenses	(1,080,370)	(2,373,764)	(2,018,926)
- Effects of foreign profits	(48,834)	(70,518)	(82,466)
- Employee profit sharing	69,005	192,309	132,367
- Deferred charges on mark-to-market adjustments	(268)	(1,421)	155
- Other	609,631	2,803,940	627,962
- Fiscal incentives (workers meal program, culture and others)	27,515	46,216	39,915
Income tax expense	(553,931)	216,807	(1,836,326)
b) Social contribution			
Profit before taxation and profit sharing	3,197,074	6,316,456	7,240,563
- Total social contribution charge (rate of 9%)	(287,737)	(568,481)	(651,651)
- Charges from Interest on Own Capital	61,324	123,697	123,119
- Effects of non-taxable income	179,166	300,337	328,407
- Effects of non-deductible expenses	(388,894)	(854,066)	(726,244)
- Effects of foreign profits	(14,668)	(14,668)	(22,491)
- Employee profit sharing	24,842	69,231	47,654
- Deferred charges on mark-to-market adjustments	(96)	(511)	54
- Other(*)	218,862	1,231,802	183,923
Social contribution expense	(207,201)	287,341	(717,229)

(*) Tax credit from timing differences recorded.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

18.d) Judicial Proceeding: Interest on Own Capital Tax Benefit

In February 1998, the Bank filed a legal request for full offset of prior year income tax and social contribution against taxable income. Since then, the Bank has offset these tax losses in full against income tax and social contribution expenses from taxable income and has made judicial deposits of the taxes otherwise due (70% of the amount offset). These deposits prompted the Federal District 16th Court to issue a dispatch recognizing the suspension of payment of these taxes until final judgment of the Bank's request, based on article 151, II, of the Tax Code.

The amounts relating to this matter are as follows:

	12.31.2006	12.31.2005
a) Judicial deposits	8,667,829	7,534,554
- Original amounts	5,734,117	5,294,110
- Restatement	2,933,712	2,240,444
b) 70% thereof	5,576,414	5,169,336
- Income tax losses incurred up to December 31, 1994	739,067	739,067
- Income tax losses incurred after December 31, 1994	2,262,966	2,262,966
- Social contribution losses incurred up to December 31, 1994	356,007	356,007
- Social contribution losses incurred after December 31, 1994	560,880	560,880
- Social contribution to offset (temporary differences up to 1998)	1,657,494	1,250,416

c) The offset of income tax and social contribution losses results in the reduction of the deferred tax credits.

d) The provision relating to the judicial deposit, recorded in Provision for losses on assets without loan characteristics, amounts to R$ 2,933,712 thousand. Management considers this provision sufficient based on the status of the lawsuit at December 31, 2006.

e) In the event of an unfavorable decision to the extraordinary appeal, which was accepted by the President of the Federal Regional Court—First Region on November 26, 2001, and submitted to the Federal Supreme Court for judgment, the deposits equivalent to the amount of taxes determined to be payable will be transferred to the Federal Revenue Secretariat, and the amount of these deposits, net of the provision recorded, will be expensed. The recording of the related tax credits as income will depend on an analysis of their future realization in up to 10 years, as defined by CMN Resolution 3,355/2006.

f) In September 2005, the Bank offset the balance of the tax losses and related tax credits recorded as assets. From October 2005, the income tax has been fully paid.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

NOTE 19. Tax Credits

19.a) Tax credits recorded as assets

	BB - Consolidated			
	12.31.2006		12.31.2005	
	Income Tax	Social contribution	Income tax	Social contribution
Nature and origin:				
a) Income tax and social contribution losses	225,452	56,897	160,165	25,947
a.1) Rate (%)	25	9	25	9
a.2) Tax credit recorded	56,363	5,121	40,041	2,335
b) Timing differences	20,755,759	20,674,678	14,141,943	11,513,782
b.1) Rate (%)	25	9	25	9
b.2) Tax credit recorded	5,188,940	1,860,721	3,535,486	1,036,240
c) Negative mark-to-market adjustments	188,004	180,858	165,137	158,824
c.1) Rate (%)	25	9	25	9
c.2) Tax credit recorded	47,001	16,277	41,284	14,294
d) Social contribution to offset	—	1,410,642	—	2,001,226
e) Negative futures market adjustments	—	—	—	—
e.1) Rate (%)	25	9	—	—
e.2) Tax credit recorded	—	—	—	—
f) Tax credits abroad	9,868	—	4,116	—
g) Total income tax and social contribution tax recorded (a.2 + b.2 + c.2 + d + e.2 + f)	5,302,172	3,292,761	3,620,927	3,054,095
	Pasep	Cofins	Pasep	Cofins
h) Negative mark-to-market adjustments	195,715	195,715	178,041	178,041
h.1) Rate (%)	0.65	4	0.65	4
h.2) Tax credit recorded	1,272	7,829	1,157	7,122
i) Negative futures market adjustments	—	—	87,696	87,696
i.1) Rate (%)	0.65	4	0.65	4
i.2) Tax credit recorded	—	—	570	3,508
j) Total PASEP and COFINS credits recorded (h.2 + i.2)	1,272	7,829	1,727	10,630
k) Total tax credits recorded (g + j)	5,303,444	3,300,590	3,622,654	3,064,725

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

19.b) Tax credits not recorded as assets

	BB - Consolidated			
	12.31.2006		12.31.2005	
	Income Tax	Social Contribution	Income Tax	Social Contribution
Nature and origin:				
a) Income tax and social contribution losses	101,814	49,119	123,709	82,150
a.1) Rate (%)	25	9	25	9
a.2) Tax credits not recorded	25,454	4,421	30,927	7,393
b) Timing differences	30,725	14,372	5,043,681	7,492,913
b.1) Rate (%)	25	9	25	9
b.2) Tax credits not recorded	7,681	1,294	1,260,920	674,362
c) Negative mark-to-market adjustments	—	—	4,932	4,932
c.1) Rate (%)	25	9	25	9
c.2) Tax credits not recorded	—	—	1,233	444
d) Accounting losses of foreign entities in countries with favorable taxation	247,734	247,734	399,623	399,623
d.1) Rate (%)	25	9	25	9
d.2) Tax credits not recorded	61,934	22,295	99,906	35,966
e) Tax credits abroad	53,743	—	68,105	—
f) Total income tax and social contribution credits not Recorded (a.2 + b.2 + c.2 + d.2 + e)	148,812	28,010	1,461,091	718,165
	Pasep	Cofins	Pasep	Cofins
g) Negative mark to market adjustments	—	—	—	—
g.1) Rate (%)	0.65	4	0.65	4
g.2) Tax credits	—	—	—	—
h) Total PASEP and COFINS tax credits not recorded (g.2)	—	—	—	—
i) Total tax credits not recorded (f + h)	148,812	28,010	1,461,091	718,165

19.c) Constitution and write-offs during the period

Tax credits recorded during the period

	BB - Consolidated			
	12.31.2006		12.31.2005	
	Income Tax	Social Contribution	Income Tax	Social Contribution
a) On income tax and social contribution losses	16,322	2,785	5,080	—
b) On timing differences	1,657,103	825,344	3,959	1,446
c) On negative mark-to-market adjustments	5,716	2,013	24,426	9,028
d) Tax credits abroad	5,752	—	—	—
e) Negative futures market adjustments market adjustments	—	—	—	—
f) Total income tax and social contribution tax recorded (a + b + c + d + e)	1,684,893	830,142	33,465	10,474
	Pasep	Cofins	Pasep	Cofins
g) Relating to negative mark-to-market adjustments	119	727	950	5,847
h) Relating to negative futures market adjustments	—	—	—	—
i) Total tax credits recorded (f + g + h)	1,685,012	830,869	34,415	16,321

Write-offs in the period

	BB - Consolidated			
	12.31.2006		12.31.2005	
	Income Tax	Social Contribution	Income Tax	Social Contribution
a) Relating to income tax & social contribution losses	—	—	1,133,965	1,092
b) Relating to timing differences	3,649	864	5,864	1,562
c) Relating to social contribution to offset (MP No. 1858/1999)	—	590,583	—	600,069
d) Relating to negative mark-to-market adjustments	—	29	6,622	2,329
e) Tax credits abroad	—	—	6,588	—
f) Total IRPJ and CSLL tax credit write-offs (a + b + c + d + e)	3,649	591,476	1,153,039	605,052
	Pasep	Cofins	Pasep	Cofins
g) Relating to negative mark-to-market adjustments	3	20	176	1,085
h) Relating to negative futures market adjustments	570	3,508	—	—
i) Total tax credits reversed (f+ g + h)	4,222	595,004	1,153,215	606,137

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

19.d) Deferred tax liabilities

	BB - Consolidated			
	12.31.2006		12.31.2005	
	Income Tax	Social Contribution	Income Tax	Social Contribution
a) Arising from sale of investments	—	—	272	98
b) Arising from mark-to-market adjustments	119,207	42,917	74,383	26,778
c) Arising from leasing portfolio adjustment	49,343	—	35,913	—
d) Arising from tax incentive depreciation	—	—	3	—
e) Entities abroad	2,306	—	1,349	—
f) Arising from restatement of judicial deposits*	—	—	299,979	107,992
g) Arising from foreign profits	—	—	—	—
h) Arising from futures market transactions	16,364	5,073	5,319	2,813
i) Total reversals of income tax and social contribution tax credits (a + b + c + d + e + f + g + h)	187,220	47,990	417,218	137,681
	Pasep	Cofins	Pasep	Cofins
j) Arising from mark-to-market adjustments	3,251	20,004	2,028	12,482
k) Arising from restatement of judicial deposits	12,842	79,025	8,180	50,337
l) Arising from futures market transactions	384	2,364	213	1,311
l) Total deferred tax liabilities (i + j + k + l)	203,697	149,383	427,639	201,811

(*) Deferred taxes (IRPJ and CSLL) on the restatement of judicial deposits were offset against the tax credits originating from the provision formed in an amount identical to the aforementioned restatement, pursuant to § 2, item II, art. 1 of Resolution Bacen/CMN n ° 3,059/2002.

19.e) Estimates of the realization of tax credits recorded (tax losses, timing differences, negative mark-to-market adjustments on derivatives and social contribution available for offset)

	Bank	
	12.31.2006	
	Nominal Value	Present Value
In 2007	2,002,000	1,920,000
In 2008	2,144,000	1,945,000
In 2009	1,445,000	1,202,000
In 2010	1,325,000	1,088,000
In 2011	1,498,000	1,210,000
Total tax credits	8,414,000	7,365,000

In 2006, tax credits were realized in Banco do Brasil S.A. in the amount of R$ 2,499,723, corresponding to 121.76% of the consumption forecast demonstrated in the technical study carried out at 12.31.2005 (R$ 2,053,000).

The above estimates for the realization of tax credits were based on a technical study carried out as of 12.31.2006.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

19.f) Other information

19.f.1) The tax credits were recorded at the current rates calculated on their respective bases, and the recording, maintenance and reversal/use of the credits, is in accordance with Resolution 3059, of December 20, 2002, of the National Monetary Council (changed to Resolution CMN 3355, of March 31, 2006).

19.f.2) The tax credits recorded include Social Contribution to offset relating to tax credits calculated at the rate of 18% on tax losses and temporary differences existing on December 31, 1998. Article 8 of Provisional Measure (MP) 2158-35/2001 reduced the rate of social contribution from 18% to 8% and authorized the maintenance of this credit classified in Other Receivables—Sundry. At December 31, 2006, the balance of this account amounted to R$ 1,410,642.

Since January 1, 2003, the rate for social contribution on net income is 9%, in conformity with Law 10637 of December 30, 2002.

19.f.3) The projections of utilization of tax credits recorded as assets in the Banco do Brasil S.A. are classified in two groups. The first arises from tax losses (income tax and social contribution on net income losses) and Social Contribution on Net Income (CSLL) to offset, whose usage projections are linked to the ability to generate IRPJ and CSLL taxable income in future years. The second group arises from temporary differences, whose usage arises from changes in the provisions (estimates of realization, reversals, write-offs and use).

19.f.4) In September 2005, Banco do Brasil S.A. offset the balance of the IRPJ tax credits arising from tax losses. The realization of the nominal amounts of the other tax credits recorded as assets, based on a technical study prepared by the Multiple Bank (as of December 31, 2006), is estimated to occur in five years, as follows:

	CSLL to offset	Temporary differences
In 2007	42%	20%
In 2008	55%	20%
In 2009	3%	19%
In 2010	—	19%
In 2011	—	22%

This study also shows the tax credits recorded as assets at present values based on the average funding rate of the Bank.

19.f.5) The Bank has recorded IRPJ, CSLL, Pasep and Cofins tax credits on the negative mark-to-market adjustments of securities and derivative financial instruments recorded in a separate account in Stockholders' equity (Note 3, items "d" & "e").

IRPJ, CSLL, Pasep and Cofins deferred tax liabilities have been recorded on the positive mark-to-market adjustments of securities and derivative financial instruments recorded in income and the separate account in Stockholders' equity (Note 3, items "d" and "e").

19.f.6) The Bank has recorded IRPJ, CSLL, PASEP and COFINS tax credits on the net negative adjustment of operations recorded in futures markets during the period from 01.01.2005 to 02.28.2006 (effective term of taxation on the cash basis as per art. 32 of Law 11,051/2004 and art. 110 of Law 11,196/2005). Assets will vary to he extent that operations generating these adjustments are liquidated.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

December 31, 2006

NOTE 20. Equity in the Earnings (Loss) of Subsidiary and Associated Companies

Significant investments in Brazil and abroad are recorded using the equity method, in conformity with BACEN and CVM instructions, and are classified in an investment account in the permanent assets group.

The equity accounting adjustments were recorded in the account "Equity in the earnings (loss) of subsidiary and associated companies" as follows:

20.a) BB - Domestic and Foreign branches

DESCRIPTION	Realized Capital Stock	Adjusted Shareholders Equity	Our Interest %	Dividends/ JCP	Equity Income Result		Book Value 12.31.2006	Book Value 12.31.2005
					Operational	Exchange Variation		
SUBSIDIARIES								
BAMB-Brasilian American Merchant Bank	515,114	641,791	100.00	—	82,842	(98,660)	641,791	1,415,406
Banco do Brasil AG. Viena (Austria)	53,030	87,557	100.00	—	4,603	1,513	87,557	81,441
BB Leasing Company Ltd,	—	77,367	100.00	—	5,381	(6,828)	77,367	78,813
BB Administradora de Cartões de Crédito S.A.	9,300	24,603	100.00	—	(55)	—	24,603	24,883
BB Administradora de Consórcios S.A.	14,100	15,696	100.00	13,424	24,970	—	15,696	14,447
BB Corretora de Seguros e Administradora de Bens S.A.	26,918	35,010	100.00	57,547	58,858	—	35,010	35,010
BB Administração de Ativos—Distribuidora de Títulos e Valores Mobiliários S.A.	99,628	120,856	100.00	167,899	316,929	—	120,856	118,383
BB Banco de Investimento S.A.	1,589,399	1,812,147	100.00	315,162	623,989	—	1,812,147	1,714,940
BB Leasing S.A.—Arrendamento Mercantil	61,860	62,719	100.00	16,318	54,013	—	62,719	25,023
BB Banco Popular do Brasil S.A.	144,529	16,342	100.00	—	(40,476)	—	16,342	28,847
Cobra Tecnologia S.A. (A)	17,183	—	99.35	700	(56,017)	—	—	—
ASSOCIATED COMPANIES								
Cadam S.A.(B)	183,904	349,409	21.64	—	(1,612)	—	75,612	77,225
SUBTOTAL	—	—	—	571,050	1,073,425	(103,975)	2,969,700	3,614,418
Abroad								
Foreign exchange gain/losses in branches	—	—	—	—	—	(147,310)	—	—
Increase/decrease in stockholders' equity arising from other movements,	—	—	—	—	(2,169)	—	—	—
Total	—	—	—	571,050	1,071,256	(251,285)	2,969,700	3,614,418

(A) Information regarding balance sheet at October/2006.
(B) Information regarding balance sheet at November/2006.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

December 31, 2006

20.b) BB - Consolidated

DESCRIPTION	Realized Capital Stock	Adjusted Shareholders Equity	Interest %	Divi- dends/ JCP	Equity Income Result		Book Value 12.31.2006	Book Capital Stock	Realized Shareholders Equity
					Operational	Exchange Variation			
1) Interest—Banco do Brasil S.A. SUBSIDIARIES									
BB Administradora de Cartões de Crédito S.A.	9,300	24,603	100.00	—	(55)	—	—	24,603	24,883
BB Administradora de Consórcios S.A.	14,100	15,696	100.00	13,424	24,970	—	—	15,696	14,447
BB Corretora de Seguros e Administradora de Bens S.A.	26,918	35,010	100.00	57,547	58,858	—	—	35,010	35,010
Cobra Tecnologia S.A.(A)	17,183	—	99.35	700	(56,017)	—	—	—	—
ASSOCIATED COMPANIES									
Cadam S.A.(B)	183,904	349,409	21.64	—	(1,612)	—	—	75,612	77,225
SUBTOTAL(1)	—	—		71,671	26,144	—	—	150,921	151,565
2) Interest—BB Banco de Investimento ASSOCIATED COMPANIES(B)									
Brasilseg Participações S.A / BrasilVeículos Cia de Seguros(D)(E)	132,431	236,394	70.00	38,131	32,561	—	—	165,476	148,790
Cia. de Seguros Aliança do Brasil S.A.	129,861	317,341	70.00	85,306	117,131	—	—	222,139	190,251
Brasilprev	77,687	297,073	49.99	51,611	76,046	—	(1,507)	150,015	127,065
Brasilcap	79,054	194,157	49.99	84,779	62,959	—	—	97,059	99,994
Brasilsaúde	39,726	45,097	49.92	5,829	4,629	—	111	22,401	23,601
Cia. Brasileira de Meios de Pagamento	74,534	378,602	32.00	189,862	190,324	—	—	121,265	120,804
Seguradora Brasileira de Crédito à Exportação	9,165	16,960	12.088	290	318	—	—	2,050	2,022
Itapebi(F)	150,000	225,269	19.00	17,400	15,008	—	—	42,801	45,193
Kepler Weber(G)	86,230	(50,116)	24.38	—	(31,317)	—	—	1,055	19,100
Cia. Brasileira de Soluções e Serviços(H)	8,720	51,332	40.345	—	11,195	—	—	17,617	6,422
Ativos S.A	4,577	24,353	74.50	26,612	25,386	—	—	18,439	19,665
BAF S.A., "in liquidation"(I)	203,498	4,369	100.00	—	—	—	—	4,369	4,369
SUBTOTAL(2)	—	—	—	499,820	504,240	—	(1,396)	864,686	807,276
3) BAMB-Brasilian American Merchant Bank SUBSIDIARIES									
BB Tur—Viagens e Turismo Ltda	9,633	8,978	99.00	—	(979)	906	—	8,888	12,246
Ativos S.A.	4,577	24,353	25.50	—	7,787	160	—	5,914	6,623
Other	—	—	—	—	—	—	—	—	2
SUBTOTAL(3)	—	—	—	—	6,808	1,066	—	14,802	18,871
4) Interest—BB Leasing Company Ltd. ASSOCIATED COMPANY									
BB Tur—Viagens e Turismo Ltda	9,633	8,978	1.00	—	(1)	—	—	90	124
SUBTOTAL(4)	—	—	—	—	(1)	—	—	90	124

5) Interest—BB Administração de Ativos—Distribuidora de Títulos e Valores Mobiliários S.A
ASSOCIATED COMPANY—
(not valued on the equity method)

Pronor(J)	154,686	219,941	12.02	—	3,178	—	—	26,437	20,722
SUBTOTAL(5)	—	—	—	—	3,178	—	—	26,437	20,722
Abroad									
Foreign exchange gain/losses in branches	—	—	—	—	—	(147,310)	—	—	—
Foreign exchange gain/losses in subsidiaries	—	—	—	—	—	(103,975)	—	—	—
Increase/decrease in stockholders' equity arising from other movements,	—	—	—	—	(2,169)	—	—	—	—
Total	—	—	—	571,491	538,200	(250,219)	(1,396)	1,056,936	998,558

(A) Information regarding balance sheet at October/2006.
(B) Information regarding balance sheet at November/2006.
(C) The goodwill recorded on the acquisition of investments was based on the estimate of future profitability and the negative goodwill was based on other economic factors.
(D) At 12.15.2006, Brasilseg Participações S.A. was taken over by Brasilveículos Cia. de Seguros
(E) The Stockholders' Equity is adjusted for the Interest on Own Capital distributed in December/2006.
(F) Equity in the earnings of subsidiary and associated companies is adjusted with investments in fiscal incentives of the period.
(G) A provision was established in the amount of R$ 13,273 due to the devaluation of the investment.
(H) In Adjusted Stockholders' Equity, we have not considered in the equity calculation the amount of R$ 7,665 of Capital Reserves related to a share bonus, as the bonus is recorded within the securities of the company.
(I) The agreements for dissolution of the partnership in Maxblue Américas Holdings S.A. were signed on 12.19.2003, whereby BB BI assigned its 49.90% interest in the Company in exchange for a 100% interest in Maxblue DTVM S.A. The Extraordinary General Meeting held on 5.12.2004 changed the corporate name of Maxblue DTVM S.A. to "Brasil Aconselhamento Financeiro e DTVM S.A". The Extraordinary General Meeting held on 7.26.2004 approved an amendment to the bylaws, changing the corporate name to "Brasil Aconselhamento Financeiro S.A.", and its business purpose, aiming for disqualification as a DTVM. The Ordinary General Meeting of 4.30.2005 decided on the extra-judicial liquidation of the company. As of the 2nd semester/2005, we ceased to record the investment using the equity method. A provision for loss of R$ 3,920 thousand was mantained.
(J) As from November 2006, we started to evaluate the investment by the equity method due to the interest percentage of 12.02%.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

December 31, 2006

NOTE 21. Related-party Transactions

The transactions carried out between the group companies are as follows:

	12.31.2006		12.31.2005	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Income (Expenses)
Cash and cash equivalents	125	—	4,947	—
Foreign subsidiaries	125	—	4,947	—
Short-term interbank investments	1,902,091	510,758	3,462,333	285,449
Foreign subsidiaries	1,027,692	379,612	2,936,388	216,762
BB Banco de Investimento S.A.	—	29,899	—	—
BB Leasing S.A.—Arrendamento Mercantil	773,614	100,689	445,945	68,687
BB Banco Popular do Brasil S.A.	100,785	558	80,000	—
Securities	723	1,852	176,171	(4,012)
Foreign subsidiaries	—	2,405	—	—
BB Banco de Investimento S.A.	35	—	—	—
BB Leasing S.A.—Arrendamento Mercantil	688	—	7	—
BB Administração de Ativos—DTVM S.A.	—	(123)	—	(59)
BB Administradora de Cartões de Crédito S.A.	—	(430)	—	(2,843)
BB Administradora de Consórcios S.A.	—		—	(1,110)
Dollar Diversified Payment Rights Finance Company	—	—	176,164	—
Loan operations	69,007	8,592	92,820	364,845
Foreign subsidiaries	—	2,114	—	1,278
BB Leasing S.A.—Arrendamento Mercantil	68,573	6,306	69,464	13,259
BB Administração de Ativos—DTVM S.A.	434	172	386	350,308
Cobra Tecnologia S.A.	—	—	22,970	—
Other receivables	809,012	—	591,565	—
BB Banco de Investimento S.A.	316,002	—	277,692	—
BB Leasing S.A.—Arrendamento Mercantil	19,959	—	2,644	—
BB Administração de Ativos—DTVM S.A.	170,943	—	148,380	—
BB Administradora de Cartões de Crédito S.A.	3	—	269	—
BB Corretora de Seguros e Administradora de Bens S.A.	82,844	—	79,810	—
Cobra Tecnologia S.A.	679	—	711	—
BB Banco Popular do Brasil S.A.	3,997	—	13,579	—
BB Administradora de Consórcios S.A.	14,071	—	1,623	—
Brasil Aconselhamento Financeiro S.A.	—	—	100	—
BB Tur Viagens e Turismo Ltda.	19,645	—	14,917	—
Ativos S.A.	167	—	234	—
Dollar Diversified Payment Rights Finance Company	180,702	—	2	—
Nikkei Remittance Rights Finance Company	—	—	51,604	—
Demand deposits	(50,628)	—	(6,007)	—
Foreign subsidiaries	(278)	—	(95)	—
BB Banco de Investimento S.A.	(4,450)	—	(112)	—
BB Leasing S.A.—Arrendamento Mercantil	(23)	—	(32)	—
BB Administração de Ativos—DTVM S.A.	(1,780)	—	(556)	—
BB Administradora de Cartões de Crédito S.A.	(21)	—	(42)	—
BB Corretora de Seguros e Administradora de Bens S.A.	(177)	—	(806)	—
BB Tur Viagens e Turismo Ltda.	(272)	—	(3,540)	—
Cobra Tecnologia S.A.	(43,185)	—	(775)	—
Brasil Aconselhamento Financeiro S.A.	—	—	(21)	—
BB Administradora de Consórcios S.A.	(12)	—	(2)	—
Ativos S.A.	(430)	—	(26)	—

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

December 31, 2006

	12.31.2006		12.31.2005	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Income (Expenses)
Interbank deposits	(9,878,433)	—	(9,450,135)	—
Foreign subsidiaries	(9,878,433)	—	(9,450,135)	—
Deposits received under security repurchase agreements	(1,045,077)	(117,752)	(1,052,577)	(177,821)
Foreign subsidiaries	(82,806)	—	(47,363)	—
BB Banco de Investimento S.A.	(125,987)	(29,595)	(296,491)	(81,413)
BB Leasing S.A.—Arrendamento Mercantil	(26,749)	(243)	—	(257)
BB Administração de Ativos—DTVM S.A.	(445,770)	(53,825)	(362,600)	(61,545)
BB Administradora de Cartões de Crédito S.A.	(116,475)	(6,193)	(132,790)	(2,518)
BB Corretora de Seguros e Administradora de Bens S.A.	(174,321)	(20,460)	(168,563)	(22,465)
BB Banco Popular do Brasil S.A.	(11,595)	(3,719)	(15,008)	(6,866)
BB Administradora de Consórcios S.A.	(36,351)	(3,717)	(21,130)	(2,089)
Brasil Aconselhamento Financeiro S.A.	—	—	(6,594)	(215)
BB Tur Viagens e Turismo Ltda.	—	—	(2,038)	(453)
Cobra Tecnologia S.A.	(25,023)	—	—	—
Funds from acceptance and issue of securities	(32,924)	—	(30,154)	—
Foreign subsidiaries	(32,924)	—	(30,154)	—
Foreign borrowings	(1,533,056)	(4,908)	(2,963,122)	(10,576)
Foreign subsidiaries	(1,533,056)	(4,908)	(2,963,122)	(10,576)
Foreign onlendings	(3,344,496)	—	(587,075)	—
Foreign subsidiaries	(3,344,496)	—	(587,075)	—
Derivative financial instruments	(2,920)	788	(1,190)	30,114
Foreign subsidiaries	(632)	—	(736)	27,246
BB Banco de Investimento S.A.	—	35	—	1,372
BB Leasing S.A.—Arrendamento Mercantil	—	712	—	1,496
BB Administradora de Cartões de Crédito S.A.	(265)	41	(41)	—
BB Corretora de Seguros e Administradora de Bens S.A.	(1,466)	—	—	—
BB Administradora de Consórcios S.A.	(557)	—	(413)	—
Other liabilities	(993,394)	—	(3,210,121)	—
Foreign subsidiaries	(349,647)	—	(498,061)	—
BB Leasing S.A.—Arrendamento Mercantil	(7)	—	(23)	—
BB Administradora de Cartões de Crédito S.A.	(48,409)	—	(47,806)	—
BB Administração de Ativos—DTVM S.A.	(68)	—	(5,098)	—
Cobra Tecnologia S.A.	(13,517)	—	(81,421)	—
BB Tur Viagens e Turismo Ltda	(4,445)	—	(263)	—
BB Banco Popular do Brasil S.A.	(1,748)	—	(1,720)	—
Dollar Diversified Payment Rights Finance Company	(575,553)	—	(2,425,281)	—
Nikkei Remittance RightsFinance Company	—	—	(150,448)	—
Other operating income	—	28,686	—	32,962
Foreign subsidiaries	—	572	—	4,780
BB Banco de Investimento S.A.	—	16,144	—	14,218
BB Administração de Ativos—DTVM S.A.	—	8,426	—	10,232
BB Administradora de Cartões de Crédito S.A.	—	159	—	—
BB Corretora de Seguros e Administradora de Bens S.A.	—	2,484	—	388
BB Tur Viagens e Turismo Ltda.	—	100	—	—
Ativos S.A.	—		—	1,802
BB Administradora de Consórcios S.A.	—	452	—	—
Cobra Tecnologia S.A.	—	349	—	—
Dollar Diversified Payment Rights Finance Company	—	—	—	1,542

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

	12.31.2006		12.31.2005	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Income (Expenses)
Other administrative/operating expenses	—	(40,458)	—	(181,098)
BB Administração de Ativos—DTVM S.A.	—	(1,583)	—	(10,152)
BB Banco Popular do Brasil S.A.	—	(11,319)	—	(9,068)
BB Administradora de Cartões de Crédito S.A.	—	—	—	(16)
BB Administradora de Consórcios S.A.	—	(66)	—	—
Brasil Aconselhamento Financeiro S.A.	—	—	—	(9,950)
Cobra Tecnologia S.A.	—	(25,118)	—	(56,039)
Ativos S.A.	—	—	—	—
BB Tur Viagens e Turismo Ltda.	—	(2,372)	—	(4)
Dollar Diversified Payment Rights Finance Company	—	—	—	(88,475)
Nikkei Remittance RightsFinance Company	—	—	—	(7,394)

Other receivables include accounts receivable from related parties, dividends and interest on own capital.

Transactions carried out between the companies included in the consolidation are eliminated on consolidation (Note 2.b).

Transactions with related parties were performed at rates practiced by the market, in force on the dates of the operations.

During the year, costs were recovered in the amount of R$ 508,595 (R$ 865,041 at 12.31.2005), mainly relating to services rendered by Banco do Brasil S.A. to other group companies, charged according to contracts maintained between the parties, for the use of physical operating structures and of staff for the Bank's card, leasing, capitalization, consortium, insurance and brokerage operations.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

NOTE 22. Operational Limits—Basel Accord

At December 31, 2006, the referential stockholders' equity exceeded the minimum required by the Brazilian Central Bank of Brazil by R$ 11,186,810 and the coefficient of capital adequacy was 17.29% (17.11% at December 31, 2005), while the minimum required is 11%.

The risk-weighted assets are as follows:

	BB - Consolidated	
	12.31.2006	12.31.2005
Cash and cash equivalents	3,735,934	2,867,948
Credits and securities issued or guaranteed by the Brazilian Government	85,888,076	69,852,160
Central Bank deposits	26,966,945	23,418,515
Receivables from related companies	4,374	14,579
Specific credits—rescheduling of rural credits	681,493	610,151
Foreign exchange portfolio	852,649	644,527
Other	2,544,163	1,839,911
Total subject to zero-risk	120,673,634	99,247,791
Foreign currency funds	1,022,754	445,780
Clearing services for checks and other papers	1,089,336	881,979
Foreign exchange portfolio	585,006	666,149
Deposits with other banks	—	2,568,960
Investments in gold	5,328	3,723
Total subject to 20% risk	2,702,424	4,566,591
Weighted amount	540,485	913,318
Funds applied in interbank deposits	11,578,534	20,821,165
Foreign exchange portfolio	7,827,750	7,201,602
Foreign securities	48,696	232,279
Other	(245,024)	194,935
Total subject to 50% risk	19,209,956	28,449,980
Weighted amount	9,604,978	14,224,990
Loan operations	113,716,185	85,802,372
Property and equipment	2,862,307	3,119,294
Leased assets	1,198,495	788,181
Investments	1,099,355	1,034,234
Securities	3,452,618	4,169,362
Foreign exchange portfolio	190,524	643,448
Memorandum accounts	(9,060,917)	(9,507,773)
Other	21,538,204	18,377,266
Total subject to 100% risk	134,996,771	104,426,384
Weighted amount	134,996,771	104,426,384
Deferred tax credits—income tax and social contribution on net income	8,581,373	6,677,789
Total subject to 300% risk	8,581,373	6,677,789
Weighted amount	25,744,119	20,033,367
Total assets subject to risk weighting	286,164,158	243,368,535
Total weighted amount	170,886,353	139,598,059

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

The calculations of the required stockholders' equity and the adequacy coefficient are as follows:

	12.31.2006	12.31.2005
A) Assets subject to risk weighting	286,164,158	243,368,535
B) AWR (assets weighted by risk)	170,886,353	139,598,059
C) SWAP credit risk	1,660,670	1,112,598
D) Requirement of stockholders' equity on AWR (11% of B)	18,797,499	15,355,787
E) Requirement of stockholders' equity on SWAP (20% of C)	332,134	222,520
F) Requirement of stockholders' equity on interest rate exposure	439,200	257,619
G) Required stockholders' equity (RSE): "D" + "E" + "F"	19,568,833	15,835,925
H) Referential equity amount (RE)	30,755,643	24,639,087
Tier I	20,728,900	16,816,822
Capital	11,912,895	10,797,337
Capital reserves	355,638	4,778
Revenue reserves	8,100,790	6,020,150
Adjustment to market value—securities and derivatives	382,238	129,926
Treasury stock	—	(125,779)
Tax credits excluded from Level I of RE	(22,661)	(9,590)
Tier II	10,026,743	7,822,265
Subordinated Debt Qualifying as Capital	8,956,729	7,798,914
- Funds obtained from the FCO	8,342,237	7,126,141
- Funds obtained abroad	614,492	672,773
Hybrid Capital and Debt Instruments	1,063,417	—
Revaluation reserves	6,597	23,351
I) Ratio between Referential equity amount to required stockholders' equity: ("H" / "G")	1.57	1.56
J) Surplus/(insufficiency) of stockholders' equity: RE—RSE (H-G)	11,186,810	8,803,162
L) Margin/(surplus) of leverage: ("J" x 100) / 11	101,698,273	80,028,747
M) Basel Ratio: RE x 100/(RSE/0.11)	17.29	17.11

NOTE 23. Profit Sharing

In the 2nd semester/2006, a provision was formed in the amount of R$ 277,985 (R$ 277,911 in the 2nd semester /2005) and, in the year 2006, an amount of R$ 773,098 (R$ 530,992 in 2005), relating to employees' and directors' profit sharing.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

NOTE 24. Balance Sheet by Currency and Foreign Exchange Exposure

The purpose of this balance sheet is to show the assets and liabilities in foreign currency in Brazil and abroad.

	BB - Consolidated					
	12.31.2006				12.31.2005	
	Balance sheet	Local Currency	Foreign currency Brazil	Foreign currency Abroad	Foreign currency Brazil	Foreign currency Abroad
ASSET	296,356,419	254,496,381	13,482,114	28,377,924	10,552,707	36,579,473
Current Assets and Long-Term Receivables	290,562,294	248,861,187	13,460,303	28,240,804	10,530,457	36,417,293
Cash and cash equivalents	4,748,811	3,625,122	318,357	805,332	570,682	2,587,340
Short-term interbank investments	29,087,700	16,806,040	15,219	12,266,441	58,748	21,326,974
Securities and derivative financial instruments	73,107,830	69,934,280	140,970	3,032,580	405,447	3,404,302
Interbank accounts	28,180,120	28,179,173	—	947	—	865
Interdepartmental accounts	135,996	135,996	—	—	—	—
Loan and lease operations	113,868,845	97,662,231	4,208,607	11,998,007	1,484,242	8,956,389
Other receivables and assets	41,432,992	32,518,345	8,777,150	137,497	8,011,338	141,423
Permanent Assets	5,794,125	5,635,194	21,811	137,120	22,250	162,180
Investments	1,109,473	1,059,103	21,811	28,559	22,250	28,671
Property and equipment	2,862,307	2,759,539	—	102,768	—	133,509
Leased assets	1,228,102	1,228,102	—	—	—	—
Deferred charges	594,243	588,450	—	5,793	—	—
LIABILITIES	296,356,419	258,161,723	13,499,329	24,695,367	21,793,569	24,197,868
Current and Long-Term Liabilities	275,469,645	237,281,529	13,499,329	24,688,787	21,793,569	24,197,868
Deposits	158,840,958	144,350,557	2,127,873	12,362,528	3,031,608	13,835,804
Demand deposits	40,058,819	36,894,334	2,126,887	1,037,598	3,031,295	1,076,139
Savings deposits	36,714,427	36,714,427	—	—	—	—
Interbank deposits	5,167,288	1,343,296	—	3,823,992	—	4,463,710
Time deposits	76,900,424	69,398,500	986	7,500,938	313	8,295,955
Deposits received under security repurchase agreements	49,283,391	45,636,394	—	3,646,997	—	945,267
Funds from acceptance and issue of securities	2,304,058	—	—	2,304,058	—	3,165,651
Interbank accounts	1,165,628	1,154,461	—	11,167	—	16,978
Interdepartmental accounts	2,397,223	657,224	1,739,999	—	1,404,055	—
Borrowing and onlendings	18,072,440	14,334,643	577,531	3,160,266	856,646	4,001,679
Derivative financial instruments	3,511,405	3,104,873	372,293	34,239	—	—
Other liabilities	39,894,542	28,043,377	8,681,633	3,169,532	16,501,260	2,232,489
DEFERRED INCOME	128,616	122,036	—	6,580	—	—
STOCKHOLDERS' EQUITY	20,758,158	20,758,158	—	—	—	—

Banco do Brasil adopts a policy of not generating foreign currency exposures that require coverage, and it remains within the exposure limit of 5% of the Reference Shareholders' Equity, as defined in CMN Resolution 2891/09.26.2001. The foreign exchange exposure at December 31, 2006 was R$ 883,892 (R$ 630,619at December 31, 2005).

The Central Bank of Brazil made it optional to use the methodology that considers exposures in Euro, Dollar, Swiss Franc, Yen, Pound Sterling and Gold as a single currency, incorporating the diversification effect in the calculation of foreign exchange exposure. In order to improve its foreign exchange risk management procedures, Banco do Brasil adopted this methodology.

NOTE 25. Retirement and Pension and Health Plans—Post-Employment Benefits

25.a) Caixa de Previdência dos Funcionários do Banco do Brasil—Previ

Banco do Brasil is the sponsor of Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) which provides participants and their dependents with benefits which are complementary or similar to those of the Basic Government Retirement Plan. The plans offered through PREVI are defined contribution (Plano Previ Futuro) and defined benefit (Plan 1), the latter having adopted the capitalization method for its actuarial calculations. At December 31, 2006, Previ had 136,418 participants, with 79,291active and 57,127 retired employees. (135,844 participants, with 79,787 active and 56,057 retired employees, at 12.31.2005).

25.a.1) The funding of the vested and unvested benefits is summarized as follows:

a) Participants employed before April 14, 1967, who were not retired and who were not eligible on that date to apply for retirement, contemplated in the contract signed on 12.24.1997 between the Bank and Previ (Plan 1): the sponsor assumes the commitment for the payment of pensions for this group; mathematical reserves ensuring benefits corresponding to such group are fully paid-up at Previ. The retirement benefit of this group is characterized as a defined contribution.

b) Participants employed between April 15, 1967 and December 23, 1997 (Plan 1): Until March/2006 active participants contribute 3% of their contribution salary plus 2% of the amount of such salary that exceeds half the amount of the PREVI contribution, plus 8% of the amount of such salary that exceeds such contribution. Participants receiving benefits contribute 8% of the amount of the pension complement and the sponsor an amount equal to the contributions of the participants. As from April / 2006, Plan contribution rates have been reduced by 40% as mentioned in item 25g, and active participants are now contributing with 1.8% of the amount of their participation salary, plus 1.2% of the part of this salary that exceeds half the Previ Contribution (R$ 1,506.58 at December 31, 2006), plus 4.8% of the part of this salary that exceeds such contribution. Participants receiving benefits started contributing 4.8% of the amount of the pension complement and the sponsor an amount equal to the contributions of the participants.

c) Participants employed as from December 24, 1997 (Plano Previ Futuro): active participants contribute to PREVI an amount between 7% and 17% of their contribution salary, varying based on length of service and the amount of the contribution salary. Participation percentages vary according to the length of service in the company and the level of the participation salary There is no contribution for retired participants The sponsor contributes an amount equal to the contributions of the participants, limited to 14% of the total contribution payroll of these participants. The retirement benefit of this group is characterized as a defined contribution.

25.a.2) Effects of Benefit Plan 1, based on actuarial valuations as of December 31, 2005 and 2006 carried out by an independent actuary, and of the Plano Previ Futuro as required by CVM Resolution 371 of December 13, 2000:

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

a) Equity effect (reconciliation of assets and liabilities):

Specification	12.31.2006 Plan 1	12.31.2005 Plan 1
1) Present value of actuarial liabilities with coverage	65,870,816	58,033,630
2) Present value of actuarial liabilities not covered	—	—
3) Present value of actuarial liabilities (1 + 2)	65,870,816	58,033,630
4) Fair value of the plan assets	(103,352,512)	(81,439,183)
5) Present value of liabilities in excess of (less than) the fair value of the assets (3 + 4)	(37,481,696)	(23,405,553)
6) Actuarial (gains) or losses not recognized	(34,830,006)	(20,217,605)
7) Net actuarial liability/(asset) to be recorded (5 - 6)	(2,651,690)	(3,187,948)

The Previ Futuro Plan, being a defined contribution plan, is not required to record actuarial assets or liabilities.

b) Amounts paid to Previ:

Specification	12.31.2006			12.31.2005		
	Plan 1	Plano Previ Futuro	Total	Plan 1	Plano Previ Futuro	Total
Sponsor contributions	388,440	72,442	460,882	469,605	59,228	528,833
Amounts paid to PREVI referring to the 1997 Contract	—	—	—	1,132,047	—	1,132,047
Total paid to PREVI	388,440	72,442	460,882	1,601,652	59,228	1,660,880

c) Effect on net income:

Specification	12.31.2006			12.31.2005		
	Plan 1	Plano Previ Futuro	Total	Plan 1	Plano Previ Futuro	Total
1) Cost of current service (with interest)	(270,413)	(141,305)	(411,718)	(281,872)	(115,626)	(397,498)
2) Interest on actuarial liabilities	(5,603,685)	—	(5,603,685)	(5,351,350)	—	(5,351,350)
3) Expected earnings on the plan assets	7,982,244	—	7,982,244	7,144,406	—	7,144,406
4) Deferment of the net earnings from assets and liabilities as of June 2003 (2+3)	2,378,559	—	2,378,559	1,793,056	—	1,793,056
5) Total gross (expense)/income (1 -2 -3 + 4)	(270,413)	(141,305)	(411,718)	(281,872)	(115,626)	(397,498)
6) Expected contributions from participants	197,223	72,485	269,708	185,971	59,359	245,330
7) Previ Liabilities/Assets (expense)/ income	1,137	—	1,137	(8,860)	—	(8,860)
8) Employer's Contribution exceeding cost of Benefit Plan no. 1	(295,828)	—	(295,828)	267,629	—	267,629
9) Subtotal net (expense)/income (5 + 6 + 7 + 8)	(367,881)	(68,820)	(436,701)	162,868	(56,267)	106,601
10) Previ management fee (5% of the employers' union dues)	(19,422)	(3,622)	(23,044)	(23,480)	(2,961)	(26,441)
11) Effect of the net (expense)/income (9 + 10)	(387,303)	(72,442)	(459,745)	139,388	(59,228)	80,160

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

25.a.3) The principal economic assumptions adopted for the actuarial calculations were the following:

Specification	12.31.2006	12.31.2005
- Real interest rate used for discounting actuarial liabilities to present value	6.3% p.a.	6.3% p.a.
- Real expected yield on plan assets	6.3% p.a.	6.3% p.a.
- Estimated salary increases:		
- Benefit Plan 1	0.9520% p.a.	1.3154% p.a.
- Plano Previ Futuro	3.6053% p.a.	3.3914% p.a.

Previ has been gradually changing the adopted mortality table from GAM-71 (altered) to GAM-83. This change began in 2005 and will be completed in five years by using transitory tables that account for 20% of total migration cost per year.

In 2005, Previ recorded a surplus, which allowed it to set up a reserve for reviewing Plan I. As provided for by article 20 of Complementing Law No. 109 of May 29, 2001, this reserve may be used to offset future contributions.

By applying the provisions of Clause Seven of Banco X Previ Agreement of 1997, which sets forth the use of a portion of the surplus to offset these contributions, the recording of 40% of migration costs to date does not impact the Bank's results.

25.b) Benefits of sole responsibility of the Bank

Banco do Brasil is also responsible for assistance and pension benefits for employees employed before April 14, 1967, not covered by the PREVI Benefits Plan, with characteristics of a defined benefit plan, and the regime adopted for the actuarial calculations is that of capitalization, comprising 8,456 retired employees and surviving spouses at December 31, 2006 (8,772 retired employees and surviving spouses at December 31, 2005).

The main benefits are: (a) retirement pensions to founder participants and pension payments to survivors of participants deceased prior to April 14, 1967; (b) payment of retirement supplements to the other participants employed by Banco do Brasil who retired up to April 14, 1967 or who, on that date, would have the right through length of service to retire and who had at least 20 years of effective service with the Bank; and (c) increase in retirement benefits and pension payments in excess of those provided by the PREVI Benefit Plans, as a result of judicial and administrative decisions due to the restructuring of job and salary plans and incentives created by the Bank.

25.b.1) The cost of these benefits is totally funded by Banco do Brasil.

25.b.2) Effects on the financial statements based on actuarial valuations as of December 31, 2005 and 2006 carried out by an independent actuary, as required by CVM Resolution 371 of December 13, 2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	12.31.2006	12.31.2005
1) Present value of actuarial liabilities with coverage	—	—
2) Present value of actuarial liabilities not covered (Plans without financial assets)	1,633,840	1,588,703
3) Present value of actuarial liabilities (1 + 2)	1,633,840	1,588,703
4) Fair value of the plan assets	—	—
5) Present value of liabilities in excess of the fair value of the assets (3 + 4)	1,633,840	1,588,703
6) Actuarial (gains) or losses not recognized	163,384	158,870
7) Net actuarial liability/(asset) recorded (5 - 6)	1,470,456	1,429,833

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

b) Amounts paid to Previ:

Specification	12.31.2006	12.31.2005
Total benefits paid to Previ	298,956	299,577

c) Effect on net income:

Specification	12.31.2006	12.31.2005
1) Cost of current service	—	—
2) Expected contributions from participants	—	—
3) Interest on actuarial liabilities	(145,725)	(149,709)
4) Actuarial (gains) or losses	(193,854)	(200,768)
5) Expected earnings on assets	—	—
6) Effect of the expense recorded (1 - 2 + 3 + 4 - 5)	(339,579)	(350,477)

25.b.3) The economic assumptions adopted for the actuarial calculations are the same as those adopted for the PREVI Plan 1 (item 25.a.3).

25.c) Cassi—Caixa de Assistência dos Funcionários do Banco do Brasil

The Bank is the sponsor of a Health Plan managed by CASSI—Caixa de Assistência dos Funcionários do Banco do Brasil. The main objective is to provide coverage for expenses with the promotion, protection, recovery and rehabilitation of a member's health and of his/her inscribed beneficiaries. At December 31, 2006 this plan had 159,578 participants, with 86,241 active and 73,337 retired participants and pensioners (158,621 participants, of which 87,299 were active and 71,322 retired participants and pensioners, at December 31, 2005).

The Bank contributes monthly an amount equivalent to 150% of the total contributions from members (active and retired) and from pension beneficiaries of employees employed before December 23, 1997 and 100% of the total contributions from participants employed after that date. Monthly contributions from members and pension beneficiaries amount to 3% of the total payroll or the total retirement or pension plan benefits.

25.c.1) Effects of the CASSI Plan on the financial statements, based on actuarial appraisals as of December 31, 2004 and 2005 carried out by an independent actuary, as required by CVM Resolution 371/12.13.2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	12.31.2006	12.31.2005
1) Present value of actuarial liabilities with coverage	—	—
2) Present value of actuarial liabilities not covered (Plans without financial assets)	3,562,867	3,232,214
3) Present value of actuarial liabilities (1 + 2)	3,562,867	3,232,214
4) Fair value of the plan assets	—	—
5) Present value of liabilities in excess of the fair value of the assets (3 + 4)	3,562,867	3,232,214
6) Actuarial (gains) or losses not recognized	1,548,620	1,385,367
7) Net actuarial liability (asset) recorded (5 - 6)	2,014,247	1,846,847

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

December 31, 2006

b) Amounts paid to Cassi:

Specification	12.31.2006	12.31.2005
Sponsor contributions	402,169	379,172

The amounts of R$ 402,169 thousand and R$ 379,172 thousand comprise Employer Contributions for Active employees and Pensioners, as follows: at December 31, 2006—Active employees R$ 152,617 thousand and Pensioners R$ 249,552 thousand, and at December 31, 2005—Active employees R$ 146,319 thousand and Pensioners R$ 232,853 thousand.

c) Effect on net income:

Specification	12.31.2006	12.31.2005
1) Cost of current service (with interest)	(37,085)	(31,233)
2) Expected contributions from participants	—	—
3) Interest on actuarial liabilities	(311,341)	(314,677)
4) Actuarial (gains) or losses	(68,526)	(62,069)
5) Expenses with current employees	(152,617)	(146,319)
6) Expected earnings on assets	—	—
7) Effect of the expense recorded (1 - 2 + 3 - 4 - 5 - 6)	(569,569)	(554,298)

25.c.2) The economic assumptions adopted for the actuarial calculations were the same as those applied to the Previ Plan (item 25.a.3).

25.c.3) The Bank and the Commission for Negotiation, formed by employee representatives, are negotiating the sustainability of Cassi considering measures for improving its operating and management model and maintaining benefits with cost adjustment. The outcome of this negotiation will be submitted for approval to decision-making bodies and Cassi's participants.

25.d) Policy for the recognition of actuarial gains and losses

In accordance with CVM Deliberation 371, the actuarial gains or losses to be recognized as income or expense in a defined benefit plan are the amount of unrecognized gains and losses that exceed, in each period, the higher of the following limits:

- 10% of the present value of the total actuarial liability of the defined benefit; and
- 10% of the fair value of plan assets.

25.d.1) Benefits of Sole Responsibility of the Bank: Actuarial losses relating to these benefits are being recorded in the same year the actuarial calculation is made because the persons involved are all former employees, and thus, there is no remaining length of service to amortize.

25.d.2) Cassi Actuarial Liability: the actuarial losses relating to this liability are recognized over the average remaining work period estimated for the employees participating in the plan (15.4 years).

25.e) Summary of the Provisions for the Previ and Cassi Liabilities

12.31.2006

Specification	Net actuarial liability/(asset) on January 1, 2006	Contributions —parity agreement	(Expense) income recorded in the income statement considering actuarial adjustments	Transfer between unamortized reserves and advanced amortization	Amortization/ Use of the Actuarial Assets and Parity Fund Assets	Sponsor contributions made in the year	Net actuarial liability/(asset) on December 31, 2006
	A	B	C	D	E	F	H=(A-B-C+D+E+F)
Actuarial asset CVM No. 371	(3,187,948)	—	—	—	536,258	—	(2,651,690)
Actuarial asset/liability in respect of the 1997 contract	(681,185)	—	1	—	725,078	—	—
- Advanced amortization (1997 Agreement)	(9,996,980)	—	857,667	1,014,542	(119,936)	—	(9,960,041)
- Unamortized reserves (1997 contract)	10,116,917	—	(857,666)	(1,014,542)	—	—	9,960,041
- Unrecognized actuarial losses (1997 contract)	(801,122)	—	—	—	801,122	—	—
Parity Fund Asset	—	2,328,403	112,407	—	242,604	—	(2,198,206)
Actuarial liability in respect of the Informal Plan (sole responsibility of the Bank)	1,429,833	—	(339,579)	—	—	(298,956)	1,313,641
CASSI actuarial liability	1,846,847	—	(416,952)	—	—	(249,552)	2,014,247

12.31.2005

Specification	Net actuarial liability/(asset) on January 01, 2005	(Expense) income recorded in the income statement considering actuarial adjustments	Transfer between unamortized reserves and advanced amortization	Unrecognized actuarial (losses)/gains	Sponsor contributions made in the year	Net actuarial liability/(asset) on December 31, 2005
	A	B	C	D	E	F=(A-B+C+D+E)
Actuarial asset CVM No. 371	(2,570,095)	171,728	—	—	(446,125)	(3,187,948)
PREVI actuarial liability in respect of the 1997 contract	442,001	(8,860)	—	—	(1,132,046)	(681,185)
- Advanced amortization (1997 Agreement)	(9,044,502)	1,047,595	565,631	(327)	(470,187)	(9,996,980)
- Unamortized reserves (1997 contract)	9,486,503	(1,056,455)	(565,631)	801,449	(661,859)	10,116,917
- Unrecognized actuarial losses (1997 contract)	—	—	—	(801,122)	—	(801,122)
PREVI actuarial liability in respect of the Informal Plan (sole responsibility of the Bank)	1,378,933	(350,477)	—	—	(299,577)	1,429,833
CASSI actuarial liability	1,671,721	(407,979)	—	—	(232,853)	1,846,847

25.f) PREVI contributions parity

In order to comply with the Federal Constitution, parity was established as from December 26, 2000 between the contributions from the Bank and from participants.

On April 12, 2001, the Judge of the Thirteenth Federal Court of the Federal District granted a partial injunction for a claim filed by the São Paulo Bank Employees Union against the Secretariat of Complementary Retirement Benefits and against the Fiscal Director appointed by the Secretariat for PREVI.

The injunction suspended the decision issued by the Fiscal Director on April 6, 2001 which authorized the use of R$ 2.2 billion attributable to Banco do Brasil's share in PREVI's remaining reserve balances, after the implementation of the parity, to amortize the pension liability with the entity that is the Bank's responsibility, retroactive to December 15, 2000.

An Agreement was signed on May 2, 2006, with the consent of Caixa de Previdência dos Funcionários do Banco do Brasil—Previ (Employee Pension Fund), with the Bank Employee Unions of Brasília, São Paulo and Rio de Janeiro, which on 05.05.2006 waived injunctions, dismissing them without judgment on the merits. On 05/05/2006, the Secretariat of Supplementary Pension Funds (SPC) also homologated the Agreement.

As a result of this Agreement, the Bank was entitled to the amount of R$ 2.3 billion receivable from Previ, which was recorded in Assets. This Asset is being utilized to offset future contributions related to Benefit Plan No 1.

The positive impact on the Bank's income in the year, on account of the aforementioned Agreement, was R$ 1.0 million, net of taxes.

25.g) Reduction of 40% of contributions and Actuarial Asset Amortization

With respect to Benefit Plan no. 1, approval was granted on 4/6/2006 (and ratified on 6/7/2006 by the Secretariat of Supplementary Pension Funds (SPC)) for the reduction of participants', beneficiaries' (retirees and pensioners) and sponsor's (Banco do Brasil), contributions, as a result of the use of part of the surplus as determined in Previ's balance sheet.

With the reduction of contributions, monthly amortization of the Actuarial Assets formed in 2001 was also commenced in April/2006, backed by the possibility of a reduction in future (amortizing and regular) contributions, as provided in Resolution CVM No 371 of 12/13/2000. Such amortization is being accounted for monthly with the contra entry to Other Operating Expenses (R$ 277,502 in the year) and will occur for the remaining average length of service of the employees participating in Benefit Plan No 1, determined according to the actuarial calculation made by an independent actuary, which on 12.31.2006 was of 6.9 years (on 12.21.2005 was of 7.9 years).

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

NOTE 26. Compensation Paid to Employees and Management

The monthly compensation of employees and management of the Bank in Brazil is presented below (in Reais) in the format required by item 4, Section C of Ministry of Finance Statement of Justification 139/03.17.1988:

Lowest salary	Year/2006	Year/2005
Standard amount	856.50	827.40
Semiannual bonus	214.13	206.85
Fixed amount—Trade Union Agreement 2004	33.00	31.80
Total	1,103.63	1,066.05
Highest salary		
Standard amount	1,184.70	1,144.50
Amount per individual/supplement for length of service—I	410.54	395.51
Amount per individual—standard amount	1,255.67	1,213.06
Variable temporary supplement—commissioned position	11,438.69	11,054.14
Additional per function	2,850.00	2,753.40
Additional for temporary work updated	1,769.10	1,709.10
Semiannual bonus	1,867.50	1,803.89
Total	20,776.20	20,073.60
Average salary	3,321.04	3,204.33
Management		
President	27,075.60	26,160.00
Vice-President	24,395.10	23,570.10
Director	20,776.20	20,073.60

NOTE 27. Transfer of Employees to External Organizations

27.a) With costs for the Bank

a) Federal government

Transfers are regulated by article 93 of Law 8112/12.11.1990 (amended by Law 9257/12.11.97), by Decree 925/09.10.1993, and by PGFN/CJN Note 088/96 issued by the General Counsel of the Federal Treasury.

	Year/2006	Year/2005
Number of employees transferred	14	12
Cost for the period	R$2,582	R$2,125

b) Labor unions

Transfers occur in cases prescribed in the Collective Labor Agreement or by commitments assumed as a result of salary negotiations:

	Year/2006	Year/2005
Number of employees transferred	132	130
Cost for the period	R$10,788	R$9,362

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

c) Other organizations/entities

Transfers occur as a result of agreements of strategic business interest of the Bank:

	Year/2006	Year/2005
Number of employees transferred	3	3
Cost for the period	R$1,019	R$960

27.b) Without cost to the Bank

	Year/2006	Year/2005
a) Federal, state and municipal governments	337	346
b) External organizations	698	659
c) Employee entities	36	32
d) Subsidiary and associated companies	326	305
Total employees transferred	1,546	1,487

NOTE 28. Commitments, Responsibilities and Contingencies

28.a) Contingent liabilities

The Bank and its subsidiaries are parties in lawsuits involving labor, civil, tax and social security contingencies.

The Bank classifies contingencies as remote, possible or probable, based on the possibility of loss determined after a legal update of each claim.

This procedure complies with the Deliberation CVM n.° 489, of October 3, 2005, which requires the formation of a provision for the total amount of contingencies classified as probable, and does not require provision for those classified as possible and remote.

The provisions for claims are recorded taking into consideration the possibility of success by the plaintiff in the lawsuit against the Bank/subsidiary.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

December 31, 2006

The provisions for labor claims are recorded considering, also, the jurisprudence applicable to each claim. The consolidated position of contingent liabilities at 12.31.2006, segregated by nature of claim and classification of loss, as well as the provisions recorded, the activity of which is shown in note 15, is as follows:

	BB - Domestic and foreign branches				BB - Consolidated			
	12.31.2006		12.31.2005		12.31.2006		12.31.2005	
	Amount	Allowance	Amount	Allowance	Amount	Allowance	Amount	Allowance
1 – Labor claims	2,624,199	2,360,483	2,411,772	2,129,075	2,624,199	2,360,483	2,411,772	2,129,075
Probable loss	2,360,483	2,360,483	2,129,075	2,129,075	2,360,483	2,360,483	2,129,075	2,129,075
Possible loss	263,716	—	282,697	—	263,716	—	282,697	—
2 – Tax claims	266,254	35,243	519,669	28,523	327,795	82,517	569,340	70,448
Probable loss	35,243	35,243	28,523	28,523	82,517	82,517	70,448	70,448
Possible loss	231,011	—	491,146	—	245,278	—	498,892	—
3 – Civil claims	2,400,137	885,284	2,143,055	864,466	2,420,546	888,751	2,186,597	893,388
Probable loss	885,284	885,284	864,466	864,466	888,751	888,751	893,388	893,388
Possible loss	1,514,853	—	1,278,589	—	1,531,795	—	1,293,209	—
4 – Social security claims	—	—	474	—	—	—	474	—
Probable loss	—	—	—	—	—	—	—	—
Possible loss	—	—	474	—	—	—	474	—

28.b) Contingent tax assets

28.b.1) The Bank has filed lawsuits for reimbursement of taxes paid in error that will only be recognized in the financial statements if the Bank obtains a favorable outcome, in conformity with item 25 of Deliberation CVM n.° 489, of 10.3.2005. We emphasize the most important lawsuits not yet recorded:

- Unconstitutionality of Income Tax on Net Income paid in 1989 and in the 1st semester of1992, in the amount of R$ 11,777;
- IOF (Tax on Financial Transactions)—Law n.° 8,033/1990 (Price-level Restatement), in the amount of R$ 183,332;

28.b.2) In the 2nd semester of 2006, the Bank recorded in Other Operating Income the amount of R$ 114,811 to supplement the R$ 229,127 recorded in the 1st semester of 2005, relating to the recognition of the right to offset tax credits originating from social contribution tax (CSLL), of the year 1998, the judgment of which became final. The sum of the credits is registered with the Internal Revenue Service, for offsetting in an administrative proceeding.

28.c) Other commitments

28.c.1) The Bank is the sponsor of the Fundação Banco do Brasil whose purpose is the promotion, support, advancement and sponsorship of educational, cultural, social, philanthropic, and recreational/ sporting activities, as well as the promotion of research activities of a technological and scientific nature, and rural and urban community assistance services. During 2006, the Bank contributed with R$ 43,073 to the Fundação.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

28.c.2) Guarantees to third parties, for a fee and with counter-guarantees from the beneficiaries—guarantees, sureties and bonds—amounted to R$ 2,615,438 at December 31, 2006 (R$ 2,214,813 at December 31, 2005). A provision of R$ 3,196, recorded in "Other Liabilities", is considered sufficient to cover any potential loss arising from these guarantees.

26.c.3) Available credit lines for loan and lease operations amount to R$ 27,800,208 at December 31, 2006 (R$ 24,740,149 at December 31, 2005).

26.c.4) The confirmed import and export letters of credit total R$ 456,200 at December 31, 2006 (R$ 873,902 at December 31, 2005).

28.c.5) The Bank is the operator of the Fund for Sectorial Investments (FISET), with net assets, at December 31, 2006, of R$ 2,260 (R$ 2,282 at December 31, 2005), and is the manager of the Public Service Employee Savings Program (PASEP), with net assets of R$ 1,496,200 at December 31, 2006 (R$ 1,417,062 at December 31, 2005). The Bank guarantees the latter minimum remuneration equivalent to the Long-Term Interest Rate (TJLP).

28.c.6) Despite the reduced level of risk to which its assets are subject, the Bank contracts insurance coverage for its assets in amounts considered sufficient to cover any possible losses.

NOTE 29. Financial Instruments

The market value of a financial instrument, according to Instruction CVM no. 235 dated of 03/23/1995, is the value for which the instrument could be exchanged in an ordinary operation in an active market among interested parties, and not corresponding to a compulsory transaction or derived from a liquidation proceeding.

In the absence of an active market for a certain instrument, the market value is obtained with reference to quotations for similar financial instruments, or by the net present value of future cash flows adjusted based on interest rates effective in the market on the balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

The table below presents financial instruments recorded in the balance sheet, compared to their market values:

	BB - Consolidated							
	31.12.2006		31.12.2005		Unrealized gain/loss, net of tax effects			
					On Income		On Stockholders 'Equity	
	Book Value	Market Value	Book Value	Market Value	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Asset								
Short-term interbank investments	29,087,700	29,243,009	28,995,923	29,460,022	155,309	464,100	155,309	464,100
Securities and derivative financial instruments	72,543,847	72,476,112	66,183,517	65,771,151	436,367	(204,241)	(67,736)	(412,366)
Adjustment of available-for—sale securities (Note 5.a)	—	—	—	—	504,102	208,125	—	—
Adjustment of held-to—maturity securities (Note 5.a)	—	—	—	—	(67,736)	(412,366)	(67,736)	(412,366)
Derivative financial instruments	563,983	563,983	286,600	286,600	—	—	—	—
Loan operations	113,857,668	114,083,967	85,941,631	85,773,322	226,299	(168,309)	226,299	(168,309)
Liability								
Interbank deposits	4,878,116	4,877,975	5,382,644	5,390,694	142	(8,050)	142	(8,050)
Time deposits	58,177,678	58,121,441	51,177,188	51,135,344	56,237	41,844	56,237	41,844
Obligations related to Committed Operations	49,283,391	49,283,149	30,508,259	30,484,869	242	23,391	242	23,391
Borrowing and onlendings	18,072,441	18,069,139	18,228,746	18,224,367	3,301	4,379	3,301	4,379
Derivative financial instruments	3,511,405	3,511,405	570,821	570,821	—	—	—	—
Other liabilities	39,894,541	39,610,628	42,917,928	42,786,493	283,913	131,435	283,913	131,435

Criteria utilized for market value determination of financial instruments is detailed below:

- For liquid inter-financial investments, the market value was obtained by discounted future cash flows, adopting interest rates exercised by the market in similar operations at the balance sheet date.
- Securities and derivative financial instruments are accounted for at market value, as provided for in BACEN Circular no. 3.068 of 11/08/2001 and no. 3.082 of 01/30/2002, excluding from such criterion, held-to-maturity securities. Securities' market values, including those maintained until maturity, are obtained from rates observed in the market, and the determination for derivatives, according to internal pricing models, observing rates disclosed for operations with similar terms and indexes on the last trading day of the year.
- Credit operations remunerated at pre-fixed rates have been estimated through discounted future cash flows, using for such purposes, interest rates utilized by the Bank for contracting similar operations at the balance sheet date. For operations remunerated at post-fixed rates, market value was considered book value due to the proximity of the amounts.
- The market values of inter-financial deposits and term deposits have been calculated through discounting of the difference between future cash flows and rates currently applicable in the pre-fixed market. In the case of post-fixed operations, whose maturities do not exceed 30 days, the book value was deemed to be equivalent to the market value.
- For obligations related to committed operations at pre-fixed rates, the market value was determined by calculating the estimated cash flows and adopting a discount rate equivalent to the rates applicable for similar operations on the last market day. For post-fixed operations, book values have been deemed equivalent to market value.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

- Obligations related to loans and repasses represent operations exclusive to the Bank, without similarity in the market. In light of their specific characteristics, the exclusive rates for each transaction, inexistence of an active market and similar instruments, the market values of such operations are deemed equivalent to the book value.
- Market values for other obligations have been determined by means of discounted cash flow techniques, which take into account interest rates offered in the market for obligations whose maturities, risks and terms are similar.
- For other financial instruments, included or not in the balance sheet, and not highlighted in the above table, book values approximate their market values.

NOTE 30. Other Information

30.a) Secondary stock offer

On 04/20/2006, a request for registration of a secondary public offering of Banco do Brasil's common stock, held by Banco do Brasil (Treasury Stock) and Caixa de Previdência dos Funcionários do Banco do Brasil (Previ) was registered with the Securities Commission (CVM).

A Public Secondary Distribution was conducted in a non-organized over-the-counter market held in Brazil, under the joint coordination of BB Banco de Investimento S.A. (Leading Coordinator) and Banco Pactual S.A. (Coordinator), according to procedures provided for in CVM Instruction no. 400, of December 29, 2003.

There were also placement efforts in the United States of America by means of investment mechanisms regulated by Brazilian legislation, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN) and the CVM, for qualified institutional investors, as defined in Rule 144A issued by the Securities and Exchange Commission of the United States of America (SEC).

In the other countries, except in Brazil and in the United States of America, placement efforts respected the "S" Regulation issued by the SEC and comply with the legislation applicable in the country of domicile of each investor.

A total of 52,257,678 shares were sold at the price of R$ 43.50, of which 45,441,459 shares were from the base offer and 6,816,219 shares from the supplementary batch. The quantity was distributed as follows: Individuals (28.0%), Legal Entities (21.2%) and Foreign Capital (50.8%).

30.b) Foreign interest increase

In an extraordinary meeting held on 04.19.2006, the National Monetary Council (CMN) approved (which will be forwarded to the President of the Republic), a proposal for a foreign interest increase in Banco do Brasil S.A.'s capital stock, from the current level of 5.6% to 12.5%. The increase in equity held by foreign investors was approved by means of presidential decree s/n.°, of May 31, 2006, in accordance with the provisions of article 52 of the Temporary Constitutional Provisions Act.

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

30.c) Novo Mercado

At 5.31.2006, Banco do Brasil signed a contract with the São Paulo Stock Exchange for adhesion to the *Novo Mercado* (New Market) segment of Bovespa, which assembles a group of companies with the best corporate governance practices in Brazil.

As a consequence, Banco do Brasil, the Controlling Shareholder, the Officers, and the members of the Audit Committee, undertake to resolve all and any dispute or controversy related with the New Market Listing Regulation by means of the Arbitration Chamber of the Bovespa Market, in conformity with a commitment clause contained in the By-laws of Banco do Brasil.

30.d) Distribution of Dividends and/or Interest on Own Capital

The Extraordinary General Meeting (AGE) of 12.28.2006 resolved to amend art. 43 of the Bank´s Bylaws, with the inclusion of the 3rd paragraph in the aforementioned article, in which it permits the distribution of intermediary dividends and/or Interest on Own Capital in periods of less than six months.

30.e) Equity Interest

As prescribed in paragraphs IV, V, VI and VII of Article 40 of Banco do Brasil S.A's by-laws, the shareholding positions are as follows:

Paragraph IV: Shareholdings at 12.31.2006 of all those who hold, directly or indirectly, more than 5% of capital:

Stockholders	Total shares	% Total
Federal Treasury	566,778,036	68.7
Banco do Brasil Employees Retirement Fund (PREVI)	94,415,335	11.4
BNDESPAR *	41,604,052	5.0
Other shareholders	122,519,000	14.9
Total	825,316,423	100.0

(*) Related party to the Controller

Paragraph V: number and characteristics of the securities issued by the Bank and directly or indirectly held by the controlling stockholder, management and members of the Fiscal Council; e

Paragraph VI: changes in ownership of the parties referred to in the previous paragraph of these securities during the preceding twelve months:

Controlling Group	12.31.2006	12.31.2005
Federal Treasury	566,778,036	584,778,036
PREVI	94,415,335	112,415,335
BNDESPar	41,604,052	46,604,052
Total	702,797,423	743,797,423

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2006

	Common Shares		Receipts	B Bonds	C Bonds	
	31.12.06	31.12.05	31.12.06	31.12.05	31.12.06	31.12.05
Board of Directors	10	09	—	—	—	—
Fiscal Council	—	—	—	—	—	—
Executive Board of Directors	879	409	—	—	203	203
Board	4,439	300	—	—	48	48
Statutory Auditor	918	—	—	—	—	—

Paragraph VII—number of shares in the market and percentage in relation to the total issued:

BB shares	Number	%
Market*	122,513,672	14,84
Total issued	825,316,423	100.0

(*) Pursuant to the regulation of the *Novo Mercado* of Bovespa.

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS

STATEMENT OF ADDED VALUE

	BB - Domestic and Foreign Branches						BB - Consolidated					
	2nd semester/2006		Year/2006		Year/2005		2nd semester/2006		Year/2006		Year/2005	
	Balance	%	Balance	%	Balance	%	Balance	%	Balance	%	Balance	%
Added value calculation												
Net income from financial intermediation	5,722,061		10,630,720		10,589,456		5,819,430		10,808,310		10,809,261	
Banking service fees	4,174,201		8,177,038		7,045,699		4,539,030		8,887,274		7,648,070	
Other Operating Income (Expenses)	(2,234,655)		(3,416,843)		(1,572,372)		(2,207,404)		(3,392,470)		(1,520,984)	
Non-operating income, net	65,276		114,166		208,354		69,120		120,041		210,151	
Added value	7,726,883		15,505,081		16,271,137		8,220,176		16,423,155		17,146,498	
Equity in the earnings (loss) of subsidiary and associated companies	548,421		819,971		411,279		263,974		287,981		(66,723)	
Gross added value	8,275,304		16,325,052		16,682,416		8,484,150		16,711,136		17,079,775	
Depreciation and amortization	(357,579)		(697,295)		(641,666)		(358,254)		(698,634)		(645,286)	
Added Value to be Distributed	7,917,725	100.00	15,627,757	100.00	16,040,750	100.00	8,125,896	100.00	16,012,502	100.00	16,434,489	100.00
Distribution of added value												
Employees	3,747,016	47.32	7,649,443	48.95	7,045,989	43.93	3,783,758	46.56	7,722,250	48.23	7,117,829	43.31
Salaries and fees	2,483,852		4,897,514		4,822,617		2,510,672		4,951,306		4,876,184	
Benefits, social charges and training	985,179		1,978,831		1,692,380		992,732		1,994,117		1,708,239	
Profit Sharing	277,985		773,098		530,992		280,354		776,827		533,406	
Governments	2,015,121	25.45	1,934,537	12.38	4,841,159	30.18	2,186,550	26.91	2,246,475	14.03	5,163,058	31.42
Domestic	1,994,152	25.19	1,889,897	12.09	4,803,499	29.95	2,165,250	26.65	2,200,417	13.74	5,124,434	31.18
Social security contributions (INSS) on salaries	486,737		916,967		880,468		490,981		925,333		888,756	
Tax expenses (except income tax and social contribution on net income)	891,433		1,742,071		1,617,565		929,637		1,817,415		1,714,169	
Income tax/social contribution	615,982		(769,141)		2,305,466		744,632		(542,331)		2,521,509	
Abroad	20,969	0.26	44,640	0.29	37,660	0.23	21,300	0.26	46,058	0.29	38,624	0.24
Tax expenses (except income tax and social contribution on net income)	4,618		7,204		6,324		4,800		7,875		6,578	
Income tax/social contribution	16,351		37,436		31,336		16,500		38,183		32,046	
Stockholders	2,155,588	27.23	6,043,777	38.67	4,153,602	25.89	2,155,588	26.53	6,043,777	37.74	4,153,602	25.27
Dividends / Interest on Own Capital of the Union	592,355		1,660,829		1,080,109		592,355		1,660,829		1,080,109	
Dividends / Interest on Own Capital of Other Stockholders	269,880		756,681		417,962		269,880		756,681		417,962	
Retained earnings	1,293,353		3,626,267		2,655,531		1,293,353		3,626,267		2,655,531	
Added value distributed	7,917,725	100.00	15,627,757	100.00	16,040,750	100.00	8,125,896	100.00	16,012,502	100.00	16,434,489	100.00

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS

	BB-Domestic and foreign branches			BB-Consolidated		
	2nd half/2006	Year/2006	Year/2005	2nd half/2006	Year/2006	Year/2005
Cash Flows From Operating Activities						
Net Income	2,155,588	6,043,777	4,153,602	2,155,588	6,043,777	4,153,602
Depreciation and amortization	357,579	697,295	641,666	358,254	698,634	645,286
Depreciation of leased assets	13,549	24,618	13,221	180,073	323,424	227,331
Equity in the earnings (loss) of subsidiary and Associated companies	(548,421)	(819,971)	(411,279)	(263,974)	(287,981)	66,723
(Profit)/loss on the sale of assets	(33,362)	(56,423)	25	(33,472)	(56,546)	25
(Profit)/loss on the disposal of property and equipment in use	(27,104)	(50,561)	(83,120)	(27,104)	(50,561)	(83,120)
Excess depreciation	—	—	—	(38,835)	(69,317)	(38,865)
Changes in the currency exchange rate	(22,900)	(147,421)	(417,910)	(17,160)	(262,524)	(601,369)
Capital gains	5,068	20,185	—	5,053	19,450	—
Provision/(reversal) for devaluation of other assets	(1,508)	(7,113)	—	(2,075)	(7,652)	(41)
Other adjustments	4,410	3,819	33,548	24,770	30,142	52,233
Short-term interbank investments	(356,109)	(1,217,726)	(14,752,576)	670,659	(91,778)	(12,490,963)
Securities and derivative financial instruments	(2,119,329)	(6,202,406)	6,935,866	(2,430,662)	(6,637,714)	7,015,244
Interbank and interdepartmental accounts	(1,936,426)	(3,177,285)	(1,039,222)	(1,948,355)	(3,181,035)	(1,052,526)
Loan operations	(18,618,326)	(27,213,321)	(11,291,406)	(18,965,150)	(27,916,037)	(11,118,465)
Lease operations	3,300	(12,978)	4,485	2,471	8,334	834
Other receivables	397,489	(5,455,222)	(3,998,444)	379,993	(5,374,335)	(3,961,409)
Other assets	(238,026)	(404,766)	(281,457)	(239,525)	(418,744)	(278,940)
Other liabilities	(231,546)	(4,327,453)	10,877,388	346,050	(3,023,387)	10,985,702
Changes in deferred income	887	4,054	(9,018)	887	4,054	(9,018)
Capital increase of subsidiaries	—	—	—	—	(25,765)	—
Revaluation reserve recognized by the equity method of accounting	2,536	2,536	(2,286)	2,536	2,536	(2,286)
Capital increase	61	1,116	—	61	1,116	—
Capital transfer—branches and subsidiaries abroad	769,160	769,160	—	—	—	—
Donations and investment subsidies	—	—	—	—	—	14
Mark-to-Market – Securities and Derivative Financial Instruments	282,998	252,311	87,342	282,998	252,311	87,342
Cash Provided by/(used in) Operations	(20,140,432)	(41,273,775)	(9,539,575)	(19,556,919)	(40,019,598)	(6,402,666)
Cash Flows From Financing Activities						
Deposits	18,973,171	19,266,847	24,683,590	18,901,471	21,182,699	22,126,417
Deposits received under security repurchase Agreements	(2,331,033)	18,711,200	(14,251,914)	(2,212,756)	18,775,131	(14,018,601)

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS

	BB-Domestic and foreign branches			BB-Consolidated		
	2nd half/2006	Year/2006	Year/2005	2nd half/2006	Year/2006	Year/2005
Funds from acceptance and issue securities	7,542	(15,139)	(239,098)	(298,608)	(861,594)	(185,849)
Borrowings and onlendings	1,522,327	1,211,762	(9,252,403)	1,710,249	(156,305)	(8,949,961)
Derivative financial instruments	2,353,991	2,940,281	47,894	2,355,799	2,940,585	47,641
Capital realization—Subsidiary/ associated Companies	—	—	—	—	—	2,970
Dividends and Bonuses Proposed	(180,858)	(1,043,096)	(130,085)	(180,858)	(1,043,096)	(130,085)
Resources repatriated	(19,998)	(19,998)	—	(19,998)	(19,998)	—
Interest on own capital receivable	(681,377)	(1,374,414)	(1,367,986)	(681,377)	(1,374,414)	(1,367,986)
Total Admission Funds	19,643,765	39,677,443	(510,002)	19,573,922	39,443,008	(2,475,454)
Cash Flows From Investing Activities						
Dividends received from subsidiary/associated Companies	571,049	1,027,862	1,204,138	252,529	499,731	356,050
Interest on own capital receivable	—	—	5,662	18,103	28,543	34,626
Disposal of non-operating assets	22,682	51,532	50,627	22,728	52,008	51,288
Disposal of property and equipment in use	65,192	95,454	186,267	65,009	95,271	186,267
Disposal of leased assets	—	—	—	27,676	56,294	55,729
Disposal of investments	—	—	236	164,671	164,922	827
Adjustments to market value of subsidiaries	(71,350)	(71,350)	(49,749)	—	61,374	(28,475)
Applications in assets not for own use	(12,583)	(35,244)	(39,371)	(12,610)	(35,612)	(39,922)
Applications in fixed assets for use	(236,704)	(336,402)	(696,026)	(236,704)	(336,402)	(696,026)
Reversals in lease assets	(13,025)	(38,409)	(65,625)	(372,795)	(741,158)	(508,008)
Reversals in investments	—	—	—	(164,167)	(164,737)	(1,377)
Deferred charges	(100,512)	(182,528)	(195,166)	(100,509)	(182,496)	(199,018)
Total Funds Obtained/Invested	224,749	510,915	400,993	(336,069)	(502,262)	(788,039)
Net Cash Variation	(271,918)	(1,085,417)	(9,648,584)	(319,066)	(1,078,852)	(9,666,159)
At the beginning of the period	5,014,440	5,827,939	15,476,523	5,067,877	5,827,663	15,493,822
At the end of the period	4,742,522	4,742,522	5,827,939	4,748,811	4,748,811	5,827,663
Net Cash Variation	(271,918)	(1,085,417)	(9,648,584)	(319,066)	(1,078,852)	(9,666,159)

(A free translation of the original in Portuguese)

Banco do Brasil S.A.

Financial Statements at December 31, 2005 and 2004 and Report of Independent Auditors

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders Banco do Brasil S.A.

1 We have audited the balance sheets of Banco do Brasil S.A. (BB-Domestic and Foreign Branches) and Banco do Brasil S.A. and subsidiaries (BB-Consolidated) as of December 31, 2005 and 2004, and the related statements of income, of changes in stockholders' equity and of changes in financial position of Banco do Brasil S.A., as well as the related consolidated statements of income and of changes in financial position for the years then ended, and for the six-month period ended December 31, 2005. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements. The financial statements of certain foreign branches at December 31, 2005 with assets of R$ 15,042 million and stockholders' equity of R$ 692 million were audited by other independent auditors. Also, in 2005 and 2004, the costs of additional post-employment benefits related to the retirement, pension and medical assistance plans were provided by Banco do Brasil S.A. based on actuarial calculations prepared by independent actuaries and on information regarding the assets held by Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI, which was audited by other independent auditors (Note 24). Our report, insofar as it relates to the balances of these foreign branches and the adequacy of these employee benefit liabilities and of the plan assets, is based solely on the calculations of these actuaries and on the reports of the other independent auditors.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and of its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and the significant estimates made by the Bank's management, as well as evaluating the overall financial statement presentation.

3 In our opinion, based on our audits and on the actuarial calculations and the reports of the other independent auditors mentioned in the first paragraph, the financial statements audited by us present fairly, in all material respects, the financial position of Banco do Brasil S.A. and of Banco do Brasil S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of operations, the changes in stockholders' equity and the changes in financial position of Banco do Brasil S.A., as well as the consolidated results of operations and of changes in financial position for the years then ended, and for the six-month period ended December 31, 2005, in accordance with accounting practices adopted in Brazil.

4 Our audits were conducted for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of added value and of cash flows, which are presented to provide supplementary information on Banco do Brasil S.A. and Banco do Brasil S.A. and its subsidiaries for purposes of additional analysis, are not an integral part of these financial statements. This information has been submitted to the auditing procedures described in paragraph 2 applied in the audit of the financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

5 As described in Note 24(f), in order to comply with the requirements of Constitutional Amendment 20/98 which establishes the parity between the sponsors and participants of closed private pension

entities, sponsored by public entities, the Bank reduced its contribution to the Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) to an amount equivalent to the contributions made by the participants. Moreover, the Bank is awaiting the outcome of an injunction against the decision of the Fiscal Director appointed by the Secretariat of Complementary Retirement Benefits, which confirmed the parity of contributions and determined the use of part of the surplus of the entity to amortize the pension liability. When this litigation is concluded, a new actuarial calculation will be made to assess the impact on the pension liabilities of Banco do Brasil S.A. in respect of the requirements of the Brazilian Securities Commission (CVM) Deliberation 371. In addition, the Bank has started negotiations with the litigating entities to reach an agreement which will enable the amortization of the future pension liability and a reduction in the contributions. The completion of these negotiations or the outcome of the lawsuit may have significant impacts on the Bank's financial statements.

6 As described in Note 18 (a), the Bank has recorded deferred income tax and social contribution on net income assets relating to tax losses and temporary differences, as well as social contribution credits available for offset, totaling R$ 6,687 million at December 31, 2005 (December 31, 2004—R$ 8,396 million). These tax assets may be used to offset future tax liabilities provided sufficient taxable income is earned to assure their realization.

7 As mentioned in Note 17(d), the Bank has filed a claim to allow the full offset of prior year tax losses against taxable income. If the Bank receives an unfavorable decision, the amount of the judicial deposits relating to the taxes offset and recorded as Bank assets, totaling R$ 7,410 million (December 31, 2004—R$ 5,164 million), net of a provision of R$ 2,240 million (December 31, 2004—R$ 1,261 million), will be expensed. The resulting deferred tax asset to be recorded in this event, arising from the reinstatement of the tax losses previously offset, will be subject to analysis in respect of its possible future realization at the time of the decision.

Brasília, February 16, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" DF

Paulo Sergio Miron
Contador CRC 1SP173647/O-5 "S" DF

BALANCE SHEET

(A free translation of the original in Portuguese)
(in thousands of reais)

		BB-Domestic and Foreign Branches		BB-Consolidated	
		12.31.2005	12.31.2004	12.31.2005	12.31.2004
ASSETS					
CURRENT ASSETS		138,847,145	130,149,366	130,968,282	124,392,182
Cash and Cash Equivalents		5,827,939	15,476,523	5,827,663	15,493,822
Short-term interbank investments	(Note 4)	33,432,480	19,250,019	25,662,352	13,675,352
Money market		8,097,193	2,731,593	8,049,830	2,678,017
Interbank deposits		25,335,287	16,518,426	17,612,522	10,997,335
Securities and derivative financial instruments	(Note 5)	16,522,147	19,822,081	16,872,041	20,386,115
Own portfolio		13,834,797	9,869,119	14,184,224	10,471,095
Subject to repurchase agreements		2,329,486	9,026,512	2,330,569	9,027,740
Deposits with the Brazilian Central Bank		97,762	333,204	97,762	333,204
Pledged in guarantee		107,488	—	107,488	—
Derivative financial instruments		152,614	593,246	151,998	554,076
Interbank accounts		24,385,310	22,097,817	24,403,915	22,106,197
Payments and receipts pending settlement		881,930	54,018	881,979	54,044
Restricted deposits					
Brazilian Central Bank deposits		23,413,855	21,930,863	23,418,515	21,930,975
National Treasury—rural credits receivable		10,335	3,829	10,335	3,829
National Housing Financing System (SFH)		1,578	1,764	1,578	1,764
Interbank onlendings		339	4,837	339	4,837
Correspondent banks		77,273	102,506	91,169	110,748
Interdepartmental accounts		121,311	147,141	121,311	147,141
Internal transfers of funds		121,311	147,141	121,311	147,141
Loan operations	(Note 6)	44,055,096	38,886,007	43,988,547	38,388,002
Loan operations					
Public sector		867,751	768,323	870,095	775,794
Private sector		46,521,730	40,852,100	46,635,265	40,534,409
Allowance for loan losses		(3,334,385)	(2,734,416)	(3,516,813)	(2,922,201)
Lease operations	(Note 6)	8,157	8,589	11,592	8,085
Lease and sublease receivables					
Public sector		48,539	20,961	48,539	20,961
Private sector		5,124	4,094	306,718	233,216
Unearned income from lease operations		(45,257)	(15,240)	(327,955)	(225,009)
Allowance for lease losses		(249)	(1,226)	(15,710)	(21,083)
Other receivables		13,989,213	14,237,154	13,572,299	13,959,728
Receivables on guarantees honored		125,611	68,080	125,611	70,977
Foreign exchange portfolio	(Note 8(a))	9,155,727	8,529,983	9,155,727	8,529,983
Income receivable		613,202	443,073	199,534	146,083
Negotiation and intermediation of securities		3,427	203,065	46,298	235,270
Specific credits	(Note 8(b))	—	271,921	—	271,921
Special operations		575	1,355	575	1,355
Sundry	(Note 8(c))	6,790,861	6,514,926	6,745,832	6,506,179
Provision for other losses	(Notes 6(e) and 6(f))	(2,700,190)	(1,795,249)	(2,701,278)	(1,802,040)
Other assets		505,492	224,035	508,562	227,740
Investments		4	4	4	4
Other assets	(Note 9)	312,214	327,955	319,113	335,042
Provision for losses		(178,232)	(179,292)	(184,866)	(186,044)
Prepaid expenses		371,506	75,368	374,311	78,738

BALANCE SHEET
(A free translation of the original in Portuguese)
(in thousands of reais)

		BB-Domestic and Foreign Branches		BB-Consolidated	
		12.31.2005	12.31.2004	12.31.2005	12.31.2004
ASSETS					
LONG-TERM RECEIVABLES		114,614,314	107,315,482	116,428,345	109,563,134
Interbank investments	(Note 4)	3,133,942	2,563,827	3,333,571	2,844,129
Money market		—	53,576	—	53,576
Interbank deposits		3,133,942	2,510,251	3,333,571	2,790,553
Securities and derivative financial instruments	(Note 5)	48,792,679	52,428,611	49,598,075	53,099,245
Own portfolio		22,778,619	15,697,287	23,481,030	16,262,042
Subject to repurchase agreements		22,396,530	34,625,469	22,499,515	34,731,348
Deposits with the Brazilian Central Bank		3,160,437	1,626,821	3,160,437	1,626,821
Pledged in guarantee		322,491	451,765	322,491	451,765
Derivative financial instruments		134,602	27,269	134,602	27,269
Loan operations	(Note 6)	41,300,377	35,178,060	41,953,084	36,435,164
Loan operations					
Public sector		2,834,145	3,372,900	2,859,534	3,384,795
Private sector		41,288,247	33,992,884	41,915,843	35,238,093
Allowance for loan losses		(2,822,015)	(2,187,724)	(2,822,293)	(2,187,724)
Lease operations	(Note 6)	8,491	12,544	7,918	12,259
Lease and sublease receivable					
Public sector		50,520	32,926	50,520	32,926
Private sector		5,295	1,942	346,324	245,345
Unearned income from lease operations		(47,065)	(20,144)	(380,224)	(258,205)
Allowance for lease losses		(259)	(2,180)	(8,702)	(7,807)
Other receivables		21,378,825	17,132,440	21,535,697	17,172,337
Receivables on guarantees honored		34,058	—	34,058	—
Income receivable		32,611	33,914	37,633	34,023
Specific credits	(Note 8(b))	610,151	271,921	610,151	271,921
Sundry	(Note 8(c))	20,898,562	16,959,893	21,060,560	17,008,519
Provision for other losses	(Notes 6(e) and 6(f))	(196,557)	(133,288)	(206,705)	(142,126)
PERMANENT ASSETS		7,456,572	7,630,235	5,580,361	5,058,827
Investments		3,653,358	3,994,306	1,045,217	899,532
Investments in subsidiary and associated companies	(Note 19)				
Domestic		2,038,758	2,396,718	998,558	879,959
Foreign		1,575,660	1,557,195	—	—
Other investments		193,552	195,116	230,967	229,326
Provision for loss		(154,612)	(154,723)	(184,308)	(209,753)
Property and equipment		3,118,277	3,050,967	3,119,294	3,052,353
Land and buildings in use		2,235,201	2,284,394	2,235,201	2,284,394
Other property and equipment in use		4,319,103	3,927,693	4,326,034	3,935,689
Accumulated depreciation		(3,436,027)	(3,161,120)	(3,441,941)	(3,167,730)
Leased assets		88,648	37,736	812,106	552,646
Leased assets		98,799	39,943	992,072	676,035
Accumulated depreciation		(10,151)	(2,207)	(179,966)	(123,389)
Deferred charges		596,289	547,226	603,744	554,296
Organization and expansion costs		1,129,238	952,471	1,149,209	969,768
Accumulated amortization		(532,949)	(405,245)	(545,465)	(415,472)
Total assets		260,918,031	245,095,083	252,976,988	239,014,143

BALANCE SHEET
(in thousands of reais)

		BB-Domestic and Foreign Branches		BB-Consolidated	
LIABILITIES AND STOCKHOLDERS' EQUITY		12.31.2005	12.31.2004	12.31.2005	12.31.2004
CURRENT LIABILITIES		194,860,462	190,195,658	185,189,027	182,819,355
Deposits	(Note 10)	123,873,552	111,729,077	116,537,589	107,504,114
Demand deposits		35,725,505	28,847,272	35,802,362	28,990,880
Savings deposits		32,844,214	31,069,451	32,844,214	31,069,451
Interbank deposits		9,809,483	7,092,059	2,113,751	2,599,457
Time deposits		45,360,026	44,682,188	45,642,938	44,806,219
Sundry		134,324	38,107	134,324	38,107
Deposits received under security repurchase agreements		26,169,114	40,556,453	25,495,081	39,649,107
Own portfolio		20,248,664	38,191,387	19,574,631	37,284,041
Third-party portfolio		5,920,450	2,365,066	5,920,450	2,365,066
Funds from acceptance and issue of securities		470,052	201,452	439,898	118,049
Foreign securities		470,052	201,452	439,898	118,049
Interbank accounts		980,143	5,873	980,153	5,879
Receipts and payments pending settlement		979,330	5,873	979,340	5,879
Correspondent banks		813	—	813	—
Interdepartmental accounts		1,972,847	1,724,676	1,972,847	1,724,676
Third-party funds in transit		1,883,420	1,724,558	1,883,420	1,724,558
Internal transfers of funds		89,427	118	89,427	118
Borrowings	(Note 11)	3,518,262	14,893,959	2,239,665	13,071,334
Foreign borrowings		3,518,262	14,893,959	2,239,665	13,071,334
Local onlendings—official institutions	(Note 12)	9,053,227	3,069,697	9,058,310	3,073,450
National Treasury		4,156,519	3,068,535	4,156,519	3,068,535
National Bank for Economic and Social Development (BNDES)		1,637,854	—	1,637,854	—
National Industrial Financing Authority (FINAME)		2,703,454	—	2,708,400	3,635
Other institutions		555,400	1,162	555,537	1,280
Foreign onlendings		156,751	742,837	95	2,460
Foreign onlendings		156,751	742,837	95	2,460
Derivative financial instruments	(Note 5(b)	417,139	445,268	417,183	445,565
Derivative financial instruments		417,139	445,268	417,183	445,565
Other liabilities		28,249,375	16,826,366	28,048,206	17,224,721
Collection and payment of taxes and social contributions		343,607	254,684	343,957	255,194
Foreign exchange portfolio	(Note 14(a))	17,499,609	7,869,765	17,499,609	7,869,765
Social and statutory		1,168,274	421,970	1,169,440	422,854
Taxes and social security contributions		1,315,562	762,319	1,545,068	953,423
Negotiation and intermediation of securities		689,750	212,773	57,796	275,517
Financial and development funds	(Note 14(b))	118,665	161,857	118,665	161,857
Special operations		—	2,387	—	2,387
Subordinated debt	(Note 14(e)	—	210	—	210
Sundry	(Note 14(d))	7,113,908	7,140,401	7,313,671	7,283,514

BALANCE SHEET
(in thousands of reais)

	BB-Domestic and Foreign Branches		BB-Consolidated	
LIABILITIES AND STOCKHOLDERS' EQUITY	12.31.2005	12.31.2004	12.31.2005	12.31.2004
LONG-TERM LIABILITIES	49,083,243	40,660,149	50,813,635	41,955,512
Deposits (Note 10)	18,333,298	5,794,183	21,120,670	8,027,728
Interbank deposits	481,522	935,498	3,268,894	3,169,043
Time deposits	17,851,776	4,858,685	17,851,776	4,858,685
Deposits received under security repurchase agreements	5,013,178	4,877,753	5,013,178	4,877,753
Own portfolio	3,547,596	4,316,255	3,547,596	4,316,255
Third-party portfolio	1,465,582	561,498	1,465,582	561,498
Funds from acceptance and issue of securities	150,024	657,722	2,725,753	4,005,136
Foreign securities	150,024	657,722	2,725,753	4,005,136
Borrowings (Note 11)	4,257,516	4,735,437	2,618,184	3,493,557
Foreign Borrowings	4,257,516	4,735,437	2,618,184	3,493,557
Local onlendings—official institutions (Note 12)	4,307,061	7,534,090	4,312,108	7,537,903
National Treasury	—	292,794	—	292,794
National Economic Development Bank (BNDES)	2,270,503	3,559,403	2,270,503	3,559,403
National Industrial Financing Authority (FINAME)	2,036,558	3,018,399	2,041,605	3,022,212
Other institutions	—	663,494	—	663,494
Foreign onlendings	430,800	—	381	—
Foreign onlendings	430,800	—	381	—
Derivative financial instruments (Note 5(b))	153,638	77,615	153,638	77,615
Derivative financial instruments	153,638	77,615	153,638	77,615
Other liabilities	16,437,728	16,983,349	14,869,723	13,935,820
Taxes and social security contributions	—	—	54,240	26,256
Negotiation and intermediation of securities	1,890,792	3,348,604	—	3,931
Financial and development funds (Note 14(b))	1,813,656	1,705,344	1,813,656	1,705,344
Special operations	2,388	—	2,388	—
Subordinated debt (Note 14(c))	7,840,318	6,832,768	7,840,318	6,832,768
Sundry (Note 14(d))	4,890,574	5,096,633	5,159,121	5,367,521
DEFERRED INCOME	124,562	133,580	124,562	133,580
Deferred income	124,562	133,580	124,562	133,580
STOCKHOLDERS' EQUITY (Note 16)	16,849,764	14,105,696	16,849,764	14,105,696
Capital	10,797,337	9,864,153	10,797,337	9,864,153
Local residents	10,751,490	9,841,635	10,751,490	9,841,635
Foreign residents	45,847	22,518	45,847	22,518
Capital reserves	4,778	4,769	4,778	4,769
Revaluation reserves	23,351	25,717	23,351	25,717
Revenue reserves	6,020,150	4,294,251	6,020,150	4,294,251
Adjustments to market value—securities and derivative financial instruments (Note 16(i))	129,927	42,585	129,927	42,585
Treasury stock	(125,779)	(125,779)	(125,779)	(125,779)
TOTAL	260,918,031	245,095,083	252,976,988	239,014,143

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME

(A free translation of the original in Portuguese)
(in thousands of reais)

		BB-Domestic and Foreign Branches			BB-Consolidated		
		2nd half 2005	Year 2005	Year 2004	2nd half 2005	Year 2005	Year 2004
INCOME FROM FINANCIAL INTERMEDIATION		16,958,522	32,870,047	30,398,663	17,232,149	33,315,960	30,772,041
Loans		9,808,179	18,977,322	16,958,829	9,954,142	19,199,702	17,086,039
Leases		16,324	28,557	8,705	207,489	382,655	288,806
Securities		6,459,791	12,501,274	11,334,616	6,408,468	12,419,029	11,308,099
Derivative financial instruments		(290,209)	(326,019)	(292,022)	(313,467)	(384,976)	(318,389)
Foreign exchange, net		84,877	—	1,075,567	95,957	10,637	1,094,518
Compulsory deposits		879,560	1,688,913	1,312,968	879,560	1,688,913	1,312,968
EXPENSES FROM FINANCIAL INTERMEDIATION		(11,622,658)	(22,280,591)	(20,341,134)	(11,769,972)	(22,506,699)	(20,563,625)
Deposits and funds obtained in the money market		(7,832,569)	(15,271,664)	(12,902,750)	(7,815,822)	(15,246,252)	(12,978,230)
Borrowings and onlendings		(894,400)	(1,601,766)	(2,880,419)	(894,574)	(1,602,403)	(2,864,522)
Leases		(7,750)	(13,656)	(4,131)	(136,067)	(251,413)	(199,587)
Foreign exchange, net		—	(24,343)	—	—	—	—
Allowance for loan losses (Note 6(c) and 6(f))		(2,887,939)	(5,369,162)	(4,553,834)	(2,923,509)	(5,406,631)	(4,521,286)
NET FINANCIAL INTERMEDIATION INCOME		5,335,864	10,589,456	10,057,529	5,462,177	10,809,261	10,208,416
OTHER OPERATING INCOME (EXPENSES)		(1,676,051)	(3,776,414)	(5,619,752)	(1,673,828)	(3,778,849)	(5,601,143)
Banking service fees	(Note 15(a))	3,650,262	7,045,699	6,114,938	3,953,364	7,648,070	6,606,837
Personnel expenses	(Note 15(b))	(3,909,198)	(7,395,465)	(7,031,817)	(3,948,883)	(7,473,179)	(7,095,915)
Other administrative expenses	(Note 15(c))	(2,852,571)	(5,580,719)	(5,387,981)	(2,898,985)	(5,670,208)	(5,465,754)
Taxes		(849,022)	(1,623,889)	(1,374,247)	(886,142)	(1,720,747)	(1,468,758)
Equity in the earnings (loss) of subsidiary and associated companies	(Note 19)	508,182	411,279	423,632	258,085	(66,723)	46,357
Other operating income	(Note 15(d))	2,883,462	7,615,797	5,820,541	2,890,166	7,623,475	5,823,882
Other operating expenses	(Note 15(e))	(1,107,166)	(4,249,116)	(4,184,818)	(1,041,433)	(4,119,537)	(4,047,792)
NET OPERATING INCOME		3,659,813	6,813,042	4,437,777	3,788,349	7,030,412	4,607,273
NON-OPERATING INCOME	(Note 15(f))	90,813	208,354	130,057	91,527	210,151	130,283
Income		149,272	309,770	219,774	152,574	316,944	228,908
Expenses		(58,459)	(101,416)	(89,717)	(61,047)	(106,793)	(98,625)
PROFIT BEFORE TAXATION AND PROFIT SHARING		3,750,626	7,021,396	4,567,834	3,879,876	7,240,563	4,737,556
INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME	(Note 17)	(1,297,948)	(2,336,802)	(1,172,400)	(1,425,836)	(2,553,555)	(1,340,233)
Income tax		(1,060,122)	(1,814,129)	(860,016)	(1,143,517)	(1,973,757)	(987,832)
Social contribution on net income		(377,916)	(660,179)	(315,206)	(407,080)	(716,020)	(361,159)
Deferred tax credits		140,090	137,506	2,822	124,761	136,222	8,758
PROFIT SHARING	(Note 22)	(277,911)	(530,992)	(371,428)	(279,273)	(533,406)	(373,317)
NET INCOME		2,174,767	4,153,602	3,024,006	2,174,767	4,153,602	3,024,006
Number of shares		810,617,415	810,617,415	810,617,415	810,617,415	810,617,415	810,617,415
Treasury stock		(11,257,677)	(11,257,677)	(11,257,677)	(11,257,677)	(11,257,677)	(11,257,677)
Total shares used in calculation of net income per share		799,359,738	799,359,738	799,359,738	799,359,738	799,359,738	799,359,738
Net income per share		2,72	5,20	3,78	2,72	5,20	3,78

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(A free translation of the original in Portuguese)
(in thousands of reais)

Events	Capital	Capital reserves: Donations and fiscal incentives	Capital reserves: Profit from the sale of treasury stock	Capital reserves: Share premium account	Revaluation reserves in subsidiary and associated companies	Revenue reserves: Legal	Revenue reserves: Statutory	Revenue reserves: Expansion reserves	Adjustment to Market Value—Marketable Securities and Derivatives: Bank	Adjustment to Market Value—Marketable Securities and Derivatives: Subsidiary and associated companies	Retained earnings	Treasury stock	Total
Balances at 12.31.2003	8,366,189	20	140	4,594	24,367	434,797	256,571	2,983,075	225,287	2,537	—	(125,779)	12,171,798
Capital increase	1,497,964	—	—	—	—	—	—	—	—	—	—	—	1,497,964
Adjustment to market value—securities and derivative financial instruments (Note 16(i))	—	—	—	—	—	—	—	—	(283,733)	3,074	—	—	(280,659)
Tax effect on adjustments—securities and derivative financial instruments (Note 16(i))	—	—	—	—	—	—	—	—	105,242	(9,822)	—	—	95,420
Prescribed dividends	—	—	—	—	—	—	—	—	—	—	190	—	190
OTHER EVENTS:													
Purchases of subscription bonuses	—	—	—	—	—	—	—	(1,450,208)	—	—	—	—	(1,450,208)
Revaluations in subsidiary and associated companies	—	—	—	—	1,438	—	—	—	—	—	—	—	1,438
Realization of revaluation reserve in subsidiary and associated companies (Note 16(e))	—	—	—	—	(88)	—	—	—	—	—	88	—	—
Donations	—	15	—	—	—	—	—	—	—	—	—	—	15
NET INCOME FOR THE YEAR	—	—	—	—	—	—	—	—	—	—	3,024,006	—	3,024,006
APPROPRIATIONS:													
Reserves	—	—	—	—	—	151,200	90,720	1,828,096	—	—	(2,070,016)	—	—
Interest on own capital (Note 16(g))	—	—	—	—	—	—	—	—	—	—	(954,268)	—	(954,268)
Balances at 12.31.2004	9,864,153	35	140	4,594	25,717	585,997	347,291	3,360,963	46,796	(4,211)	—	(125,779)	14,105,696
CHANGES IN THE YEAR	1,497,964	15	—	—	1,350	151,200	90,720	377,888	(178,491)	(6,748)	—	—	1,933,898
Balances at 6.30.2005	10,797,337	44	140	4,594	23,391	684,939	406,656	3,622,928	(45,900)	24,263	—	(125,779)	15,392,613
Adjustment to market value—securities and derivative financial instruments	—	—	—	—	—	—	—	—	131,832	76,659	—	—	208,491
Tax effect on adjustments—securities and derivative financial instruments	—	—	—	—	—	—	—	—	(49,085)	(7,842)	—	—	(56,927)
Prescribed dividends	—	—	—	—	—	—	—	—	—	—	725	—	725

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(A free translation of the original in Portuguese)
(in thousands of reais)

Events	Capital	Capital reserves: Donations and fiscal incentives	Capital reserves: Profit from the sale of treasury stock	Capital reserves: Share premium account	Revaluation reserves in subsidiary and associated companies	Revenue reserves: Legal	Revenue reserves: Statutory	Revenue reserves: Expansion reserves	Adjustment to Market Value—Marketable Securities and Derivatives: Bank	Adjustment to Market Value—Marketable Securities and Derivatives: Subsidiary and associated companies	Retained earnings	Treasury stock	Total
OTHER EVENTS:													
Revaluations in subsidiary and associated companies	—	—	—	—	1	—	—	—	—	—		—	1
Realization of revaluation reserve in subsidiary and associated companies (Note 16(e))	—	—	—	—	(41)	—	—	—	—	—	41	—	—
NET INCOME FOR THE PERIOD	—	—	—	—	—	—	—	—	—	—	2,174,767	—	2,174,767
APPROPRIATIONS:													
Reserves	—	—	—	—	—	108,738	65,243	1,131,646	—	—	(1,305,627)	—	—
Dividends (Note 16(g))	—	—	—	—	—	—	—	—	—	—	(130,085)	—	(130,085)
Interest on own capital (Note 16(g))	—	—	—	—	—	—	—	—	—	—	(739,821)	—	(739,821)
Balances at 12.31.2005	10,797,337	44	140	4,594	23,351	793,677	471,899	4,754,574	36,847	93,080	—	(125,779)	16,849,764
CHANGES IN THE PERIOD	—	—	—	—	(40)	108,738	65,243	1,131,646	82,747	68,817	—	—	1,457,151
Balances at 12.31.2004	9,864,153	35	140	4,594	25,717	585,997	347,291	3,360,963	46,796	(4,211)	—	(125,779)	14,105,696
Capital increase (Note 16(c))	933,184	—	—	—	—	—	—	(933,184)	—	—	—	—	—
Adjustment to market value—securities and derivative financial instruments (Note 16(i))	—	—	—	—	—	—	—	—	(15,432)	97,929	—	—	82,497
Tax effect on adjustments—securities and derivative financial instruments (Note 16(i))	—	—	—	—	—	—	—	—	5,483	(638)	—	—	4,845
Prescribed dividends	—	—	—	—	—	—	—	—	—	—	1,173	—	1,173
OTHER EVENTS:													
Revaluations in subsidiary and associated companies	—	—	—	—	13	—	—	—	—	—	—	—	13
Realization of revaluation reserve in subsidiary and associated companies (Note 16(e))	—	—	—	—	(2,379)	—	—	—	—	—	2,379	—	—
Donations	—	9	—	—	—	—	—	—	—	—	—	—	9
NET INCOME FOR THE YEAR	—	—	—	—	—	—	—	—	—	—	4,153,602	—	4,153,602
APPROPRIATIONS:													
Reserves	—	—	—	—	—	207,680	124,608	2,326,795	—	—	(2,659,083)	—	—
Dividends (Note 16(g))	—	—	—	—	—	—	—	—	—	—	(130,085)	—	(130,085)
Interest on own capital (Note 16(g))	—	—	—	—	—	—	—	—	—	—	(1,367,986)	—	(1,367,986)
Balances at 12.31.2005	10,797,337	44	140	4,594	23,351	793,677	471,899	4,754,574	36,847	93,080	—	(125,779)	16,849,764
CHANGES IN THE YEAR	933,184	9	—	—	(2,366)	207,680	124,608	1,393,611	(9,949)	97,291	—	—	2,744,068

STATEMENT OF CHANGES IN FINANCIAL POSITION

(A free translation of the original in Portuguese)
(in thousands of reais)

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd half 2005	Year 2005	Year 2004	2nd half 2005	Year 2005	Year 2004
FINANCIAL RESOURCES WERE PROVIDED BY:	33,646,494	49,233,403	52,883,175	30,202,406	46,403,983	41,029,206
Net income	2,174,767	4,153,602	3,024,006	2,174,767	4,153,602	3,024,006
Adjustments to net income	(207,471)	(223,849)	41,901	131,604	265,119	465,613
Depreciation and amortization	322,637	641,666	510,000	325,489	645,286	511,587
Depreciation of leased assets	7,571	13,221	(169)	123,034	227,331	145,792
Amortization of losses	—	—	—	5,738	10,206	5,451
Equity in the earnings (loss) of subsidiary and associated companies	(508,182)	(411,279)	(423,632)	(258,085)	66,723	(46,357)
(Profit)/loss on the sale of investments	12	25	31	12	25	(758)
(Profit)/loss on the sale of property and equipament	—	(83,120)	—	—	(83,120)	—
Restatement of sales of assets and investments on extended terms	—	—	—	—	—	(880)
Excess depreciation	—	—	—	(25,410)	(38,865)	30,978
Changes in the currency exchange rate	(33,825)	(417,910)	(142,319)	(37,752)	(601,369)	(262,751)
(Gains)/losses from changes in percentage ownership of investment	—	—	—	58	(110)	—
(Gain)/Loss on investments	2	2	44	2	2	44
Amortization of goodwill	—	—	—	796	1,592	6,377
Provision for devaluation of other assets	—	—	—	(54)	(41)	(47)
Provision for loss on tax investments	—	—	—	7	(228)	452
Provision for loss on investments	(841)	25,680	(18,203)	(919)	26,477	(37,353)
Disposals of fixed assets	—	1,159	114,503	—	1,159	114,503
Disposals of investment	2	2	—	2	2	—
Disposals of other assets	1,964	3,448	966	1,964	3,448	966
Other adjustments	3,189	3,257	680	(3,278)	6,601	(2,391)
Changes in deferred income	6,524	—	7,615	6,524	—	7,297
Adjustment to market value—Securities and derivative financial	151,564	87,342	(185,239)	151,564	87,342	(185,239)
Shareholder funds:						
Capital Increase	—	—	47,756	—	—	47,756
Donations and investment subsidies	—	—	—	14	14	—
Realization of subsidiary and associated companies capital	—	—	—	2,970	2,970	—
Third party funds:						
Increase in liabilities	27,444,080	36,831,313	14,279,577	24,634,825	34,196,357	19,718,630
Deposits	22,413,563	24,683,590	—	19,706,445	22,126,417	5,518,171
Deposits received under security repurchase agreements	—	—	4,981,560	—	—	4,463,615
Funds from exchange acceptance and issue securities	10,807	—	—	2,596,713	2,389,880	—
Interbank and interdepartmental accounts	—	1,222,441	—	—	1,222,445	—
Borrowings and onlendings	2,174,635	—	9,298,017	1,328,844	—	9,736,844
Derivative financial instruments	—	47,894	—	—	47,641	—
Other liabilities	2,845,075	10,877,388	—	1,002,823	8,409,974	—
Decrease in current assets and long-term receivables	3,529,880	6,940,351	34,582,980	2,793,850	7,016,078	16,954,072
Short-term interbank investments	—	—	34,582,980	—	—	16,954,072
Securities and derivative financial instruments	2,625,517	6,935,866	—	2,502,925	7,015,244	—
Lease operations	—	4,485	—	—	834	—
Other receivables	904,363	—	—	290,925	—	—
Disposal of assets and investments	56,415	237,130	589,860	95,270	294,111	753,273
Non-operating assets	17,417	50,627	97,503	17,766	51,288	98,059
Property and equipment in use	38,998	186,267	397,876	38,998	186,267	398,309
Leased assets	—	—	—	38,372	55,729	44,846
Adjustment to market value of associated companies	—	—	93,979	—	—	211,557
Investments	—	236	502	134	827	502

STATEMENT OF CHANGES IN FINANCIAL POSITION

(in thousands of reais)

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd half 2005	Year 2005	Year 2004	2nd half 2005	Year 2005	Year 2004
Revaluation reserve recognized by the equity method of accounting	40	(2,286)	—	40	(2,286)	—
Dividends receivable from subsidiary/ associated companies	490,695	1,204,138	480,120	187,626	356,050	205,304
Interest on own capital receivable	—	5,662	14,599	23,352	34,626	38,494
FINANCIAL RESOURCES WERE USED FOR:	31,283,013	58,881,987	48,148,319	27,838,832	56,070,142	36,324,626
Increase in capital of subsidiaries	—	—	92,050	—	—	92,050
Proposed dividends and bonuses	130,085	130,085	—	130,085	130,085	—
Proposed interest on own capital	739,821	1,367,986	954,268	739,821	1,367,986	954,268
Changes in deferred income	—	9,018	—	—	9,018	—
Revaluation reserve recognized by the equity method of accounting	—	—	1,350	—	—	1,350
Investments	658,843	850,771	1,295,795	868,622	1,273,807	1,586,607
Non-operating assets	17,499	39,371	37,736	17,722	39,922	38,236
Property and equipment in use	576,458	696,026	813,119	576,458	696,025	813,614
Leased assets	43,612	65,625	16,905	273,904	508,008	367,812
Adjustment to market value of associated companies	21,274	49,749	61,619	—	28,475	—
Investments	—	—	366,416	538	1,377	366,945
Deferred charges	133,336	195,166	249,209	137,275	199,018	282,764
Increase in current assets and long-term receivables	22,282,476	32,585,546	21,424,836	19,048,564	30,121,666	20,617,458
Interbank investments	14,740,826	14,752,576	—	11,617,112	12,542,565	—
Securities and derivative financial instruments	—	—	4,128,683	—	—	3,895,220
Interbank and interdepartmental accounts	1,869,808	2,261,663	3,550,497	1,872,442	2,271,888	3,553,712
Loan operations	5,334,039	11,291,406	9,533,979	5,216,515	11,118,465	9,231,713
Lease operations	3,652	—	19,300	10,938	—	7,829
Other assets	—	3,998,444	4,136,612	—	3,909,808	3,889,465
Other receivables	334,151	281,457	55,765	331,557	278,940	39,519
Decrease in liabilities	7,338,452	23,743,415	24,130,811	6,914,465	22,968,562	12,790,129
Deposits	—	—	11,269,626	—	—	—
Deposits received under security repurchase agreements	6,087,735	14,251,914	—	5,659,823	14,018,601	—
Funds from exchange acceptance and issue of securities	—	239,098	793,079	—	—	860,949
Interbank and interdepartmental accounts	348,186	—	116,012	352,475	—	121,187
Borrowings and onlendings	—	9,252,403	—	—	8,949,961	—
Derivative financial instruments	902,531	—	8,905	902,167	—	9,696
Other liabilities	—	—	11,943,189	—	—	11,798,297
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,363,481	(9,648,584)	4,734,856	2,363,574	(9,666,159)	4,704,580
CHANGES IN CASH AND CASH EQUIVALENTS:						
At the beginning of the period/year	3,464,458	15,476,523	10,741,667	3,464,089	15,493,822	10,789,242
At the end of the period/year	5,827,939	5,827,939	15,476,523	5,827,663	5,827,663	15,493,822
Increase/(Decrease) in cash and cash equivalents	2,363,481	(9,648,584)	4,734,856	2,363,574	(9,666,159)	4,704,580

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(A free translation of the original in Portuguese)

1—The Bank and its Operations
2—Presentation of the Financial Statements
3—Significant Accounting Practices
4—Interbank Investments
5—Securities and Derivative Financial Instruments
6—Loan and Lease Operations
7—Provisions for Vacation Pay, Paid Leave and Litigation
8—Other Receivables
9—Other Assets
10—Deposits
11—Borrowings—Foreign Borrowings
12—Local Onlendings—Official Institutions
13—Funds Obtained in Foreign Capital Markets
14—Other liabilities
15—Analysis of Income Statement Items
16—Stockholders' Equity
17—Income Tax and Social Contribution on Net Income
18—Tax Credits
19—Equity in the Earnings (Loss) of Subsidiary and Associated Companies
20—Related-party Transactions
21—Operating Limits—Basel Agreement
22—Profit Sharing
23—Balance Sheet by Currency and Foreign Exchange Exposure
24—Retirement and Pension and Health Plans—Post-Employment Benefits
25—Compensation Paid to Employees and Management
26—Assignment of Employees to External Organizations
27—Commitments, Responsibilities and Contingencies
28—Reclassifications for Comparative Purposes

Notes to the Financial Statements
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

1 The Bank and its Operations

Banco do Brasil S.A. is a publicly listed company established under private law, with both public and private stockholders, and subject to the requirements of Brazilian corporate legislation. Its corporate purpose is to carry out all the asset, liability and accessory banking operations, to provide banking services, intermediate and originate financial transactions in various forms and perform any activity permitted to the institutions that are part of the National Finance System. The Bank also acts as an execution instrument of Brazilian Federal Government credit and finacial policies and is therefore required to carry out the functions attributed to it by law, specifically those of Art. 19 of Law 4595/1964.

2 Presentation of the Financial Statements

(a) The financial statements of Banco do Brasil S.A. have been prepared in accordance with the requirements of Law 6404/1976 and the rules and instructions issued by the Brazilian Central Bank (BACEN) and the Brazilian Securities Commission (CVM).

The financial statements labeled "BB-Domestic and Overseas branches" include the Bank's operations in Brazil and its branches abroad. The consolidated amounts ("BB-Consolidated") also include the financial subsidiaries and the foreign special purpose entities. The balances of foreign branches and subsidiaries included in the financial statements of "BB-Domestic and Overseas branches" and "BB-Consolidated", respectively, are as follows:

	Foreign branches		Foreign branches and subsidiaries	
	12.31.2005	12.31.2004	12.31.2005	12.31.2004
Current assets	37,379,176	30,025,421	37,765,382	30,052,366
Long-term receivables	9,944,093	9,746,574	10,269,615	10,034,967
Permanent assets	143,726	188,132	169,390	218,589
Total assets	47,466,995	39,960,127	48,204,387	40,305,922
Current liabilities	37,700,869	26,329,327	36,824,823	25,207,907
Long-term liabilities	7,194,646	10,907,468	7,232,424	10,817,487
Deferred income	6,154	2,821	6,154	2,821
Stockholders' equity	2,565,326	2,720,511	4,140,986	4,277,707
Total liabilities and stockholders' equity	47,466,995	39,960,127	48,204,387	40,305,922
Net income for the year	119,829	(66,817)	234,080	10,179

(b) The consolidated financial statements (BB-Consolidated) comprise the domestic and foreign branches and the foreign subsidiaries: Banco do Brasil-A.G. Vienna-Austria, BB-Leasing Company Ltd., Brazilian American Merchant Bank-BAMB and the domestic subsidiaries: BB-Administração de Ativos-Distribuidora de Títulos e Valores Mobiliários S.A., BB-Banco de Investimento S.A., BB-Leasing S.A.-Arrendamento Mercantil and BB-Banco Popular do Brasil S.A. In order to comply with CVM Instruction No. 408, of August 18, 2004, the following Foreign Special Purpose Entities (EPE) have been included in the consolidation: Dollar Diversified Payment Rights Finance Company and Nikkei Remittance Rights Finance Company.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

The asset and liability and the income and expense accounts recording transactions between the foreign branches and subsidiaries and Banco do Brasil S.A. were eliminated on consolidation. The translation into Brazilian reais of the financial statements prepared in a foreign currency is carried out using current exchange rates, in conformity with CVM Decision 28/1986.

BB-Corretora de Seguros e Administradora de Bens S.A., BB-Administradora de Cartões de Crédito S.A., BBTUR Viagens e Turismo Ltda., COBRA Tecnologia S.A., Ativos S.A. and BB-Administradora de Consórcios S.A. were not included in the consolidation, in accordance with article 23 of CVM Instruction 247/1996, as they do not materially affect the consolidated financial statements, and Brasil Aconselhamento Financeiro S.A. was also not included because it is in liquidation. The investments in these companies were recorded on the equity method of accounting and the information required by article 20 of CVM Instruction 247/1996 and CVM Deliberation 26/1986 is presented in Notes 19 and 20, respectively.

3 Significant Accounting Practices

(a) Net income is determined on the accrual basis of accounting.

(b) The assets and liabilities in foreign currencies and those subject to indexation are adjusted in accordance with the exchange rates or official indices as of the balance sheet date and are presented at realizable values. The assets and liabilities with floating financial charges are recorded at present value, calculated pro rata based on the variations in the contractual indices.

Those with fixed financial charges are recorded at future value, adjusted to reflect unearned income or unexpired expenses.

(c) The allowance for loan losses is recorded based on the parameters of CMN Resolution 2682/1999, for domestic branches and subsidiaries, as well as those abroad, taking into consideration the risks of the transactions based on consistent and verifiable criteria, supported by internal and external information, and covering all aspects established in the resolution.

(d) Securities

The securities purchased for the Bank's portfolio are recorded at the actual amount paid, including brokerage charges and fees, and are classified based on the intention of management, in three different categories:

(d.1) Trading securities: these are securities purchased to be actively and frequently traded. They are adjusted to market value on a monthly basis and increases and decreases in value are recorded in income and expense accounts for the period.

(d.2) Securities available for sale: these are securities which, although not actively and frequently traded, can be traded at any time. They are adjusted to market value on a monthly basis and increases and decreases in value are recorded, net of tax effects, in a separate stockholders' equity account.

(d.3) Securities held to maturity: these are securities that the Bank intends and has the financial capacity to hold to maturity. The financial capacity is supported by a cash flow projection that does not consider the possibility of sale of these securities. They are not adjusted to market value.

The mark-to-market methodology used for securities was established following consistent and verifiable criteria, which consider the average price of trading on the day of calculation or, if not available, pricing models that estimate the probable net realizable value.

Income accrued on the securities, irrespective of the category in which they are classified, is appropriated on a pro rata basis on the accrual basis of accounting up to the date of maturity or of final sale, on an exponential or straight-line method, based on the contractual remuneration and purchase price, and recorded directly in income for the period.

Losses with securities classified as available for sale and held to maturity, if judged not to be temporary, are recorded directly in expense for the period and a new cost basis for the asset is determined.

Upon sale, the difference between the sale amount and the cost of purchase plus accrued income is considered as a result of the transaction and is recorded on the date of the transaction as a gain or loss on securities.

(e) Derivative financial instruments

Derivative financial instruments are recorded at market value at each monthly trial balance and balance sheet date. Increases or decreases in value are recorded in income or expense accounts of the respective financial instruments.

The mark-to-market methodology used for derivative financial instruments was established following consistent and verifiable criteria, which consider the average price of trading on the date of calculation or, if not available, pricing models that estimate the probable net realizable value, according to the characteristics of the derivative.

Derivative financial instruments used to offset, in whole or in part, the risks arising from exposure to variations in financial asset or liability market values are considered hedge instruments and are classified according to their nature:

(e.1) Market risk hedge—increases or decreases in value of the financial instruments classified in this category, as well as of the item hedged, are recorded in income and expense accounts for the period.

(e.2) Cash flow hedge—the effective amount of the increases or decreases in value of the financial instruments classified in this category is recorded, net of tax effects, in a separate stockholders' equity account. The effective amount is that in which the variation of the item hedged, directly related to the corresponding risk, is offset by the variation in the financial instrument used for hedge, considering the accumulated effect of the transaction. Other variations in these instruments are recorded directly in income or expense accounts for the period.

(f) Permanent assets

(f.1) Investments are stated at cost and, when material, are recorded on the equity method of accounting.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(f.2) Property and equipment is stated at cost less depreciation calculated on the straight-line method at the following annual rates: buildings and improvements—4%; vehicles, installations and equipment—20%; others—10%;

(f.3) Organization and expansion expenses recorded in deferred charges relate to: leasehold improvements in properties owned by third parties for the installation of facilities, amortized at rates based on the rental terms; cost of purchase and development of systems, amortized at the annual rate of 20%.

(g) Vacations, paid leave and thirteenth month salaries are accrued monthly, in accordance with the period of acquisition of the right.

(h) Current benefits for existing employees are recognized on the accrual basis as the services are provided. Post-employment benefits, comprising supplementary retirement benefits, medical assistance and other benefits for which the Bank is responsible, were calculated at December 31, 2005 in accordance with criteria established by CVM Deliberation 371/2000, considering a 6.3% real annual interest rate, and are being allocated monthly in accordance with this calculation, as shown in Note 24.

(i) Corporate income tax is calculated at the basic rate of 15% plus a surcharge of 10% on taxable income above a specific limit, and the social contribution on net income is calculated at the basic rate of 9% on taxable income (Note 17(a)). Income tax and social contribution on net income tax credits are recorded in accordance with the criteria mentioned in Note 18 and are supported by a study of future realization prepared by management.

4 Interbank Investments

	Current and long-term			
	BB-Domestic and foreign branches		BB-Consolidated	
	12.31.2005	12.31.2004	12.31.2005	12.31.2004
Repurchase agreements	8,097,193	2,785,169	8,049,830	2,731,593
Sales pending settlement—own operations	1,456,851	1,010,826	1,456,851	1,010,826
Sales pending settlement—financed operations	6,640,342	1,774,343	6,592,979	1,720,767
Interbank deposits	25,474,093	18,671,487	20,887,345	13,430,698
Foreign currency deposits	2,995,136	357,190	58,748	357,190
Total	36,566,422	21,813,846	28,995,923	16,519,481

5 Securities and Derivative Financial Instruments

Securities are classified in three categories: trading securities, securities available for sale and securities held to maturity, and derivative financial instruments in derivates for trading and derivatives for hedging purposes. Trading securities are adjusted to market value and the adjustments recorded as income or expense for the period while similar adjustments for securities available for sale are recorded in a separate stockholders' equity account. Securities held to maturity are stated at cost plus income accrued in the period.

The derivative financial instruments for trading, used at the request of clients or for own account, do not comply with hedging criteria and are recorded at market value and the adjustments recorded as income or expense. Derivatives for hedging purposes are used to protect exposures to risk or to modify the characteristics of financial assets and liabilities. They are directly related to a specific transaction and are also adjusted to market value with contra-entry to income or expense as they are considered a market risk hedge.

The parameters for the calculation of market values of marketable securities and derivative financial instruments are:

- the average of the representative trading price on the day of the calculation and the daily adjustment of future market transactions reported by ANDIMA, BM&F, BOVESPA and the Brazilian Central Bank; or
- the net probable realizable value obtained through the use of curves of future interest rates, foreign exchange rates, price and currency indices, all consistent with prices in effect during the year.

Notes to the Financial Statements — (Continued) at December 31, 2005 and 2004

All amounts in thousands of reais unless otherwise indicated

(a) Securities

The cost plus accrued income and market value of the securities at December 31, 2005 are as follows:

BB—domestic and foreign branches

	December 31, 2005								December 31, 2004		
	Market value					Total			Total		
Maturity in days	With no maturity	0-30	31-180	181-360	Over 360	Cost	Market value	Unrealized gain (loss)	Cost	Market value	Unrealized gain (loss)
I—Trading securities	415	389,587	—	779,858	1,844,094	3,001,397	3,013,954	—	13,094,207	13,064,879	—
Domestic	415	389,587	—	779,858	1,844,094	3,001,397	3,013,954	—	13,094,207	13,064,879	—
Financial Treasury Bills	—	—	—	—	51,224	51,192	51,224	—	9,745,442	9,743,154	—
Federal Treasury Bills	—	389,587	—	779,858	1,640,338	2,798,121	2,809,783	—	3,189,472	3,164,649	—
Federal Treasury Notes	—	—	—	—	152,532	151,659	152,532	—	145,287	142,937	—
Shares in listed companies	415	—	—	—	—	425	415	—	14,006	14,139	—
II—Securities available for sale	25,968	842,787	4,377,084	6,370,192	25,125,896	36,604,522	36,741,927	137,406	31,524,843	31,616,990	87,759
Domestic	18,143	473,669	4,170,837	6,353,918	23,803,977	34,761,616	34,820,544	58,929	29,924,136	30,002,885	74,361
Financial Treasury Bills	—	256,434	2,791,880	5,065,648	19,480,280	27,445,323	27,594,242	148,919	20,420,545	20,385,903	(34,642)
Brazilian Central Bank Notes	—	—	—	181,047	—	182,297	181,047	(1,250)	372,731	379,261	2,142
Federal Treasury Notes	—	—	—	214,263	3,174,422	3,463,224	3,388,685	(74,538)	5,234,807	5,334,331	99,524
Federal Government securities—other	—	—	25,699	423,595	1,111,126	1,550,158	1,560,420	10,262	3,829,939	3,836,505	6,566
Debentures	—	—	—	—	30,557	31,366	30,557	(809)	26,199	26,845	646
Agricultural debt securities	—	630	1,068	5,112	7,390	16,905	14,200	(2,705)	21,177	18,241	(2,936)
Shares in investment funds	12,334	—	—	—	—	12,334	12,334	—	9,828	9,828	—
Shares in social development funds	549	—	—	—	—	1,545	549	(996)	1,545	1,689	144
Shares in listed companies	5,260	—	—	—	—	7,365	5,260	(2,105)	7,365	10,282	2,917
Rural Product Bills (Commodities)	—	216,605	1,352,190	464,253	202	2,051,099	2,033,250	(17,849)	—	—	—
Foreign	7,825	369,118	206,247	16,274	1,321,919	1,842,906	1,921,383	78,477	1,600,707	1,614,105	13,398
Eurobonds	—	103	4,871	16,239	13,842	35,194	35,055	(139)	86,896	87,321	425

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

	December 31, 2005								December 31, 2004		
	Market value					Total			Total		
Maturity in days	With no maturity	0-30	31-180	181-360	Over 360	Cost	Market value	Unrealized gain (loss)	Cost	Market value	Unrealized gain (loss)
Brazilian foreign debt securities	—	369,015	17,976	35	1,260,492	1,569,345	1,647,518	78,173	1,168,488	1,182,341	13,853
Foreign debt securities—other countries	—	—	183,400	—	47,585	231,477	230,985	(492)	243,560	241,989	(1,571)
Shares in equity funds	7,824	—	—	—	—	6,890	7,824	934	9,021	9,967	946
Shares in listed companies	1	—	—	—	—	—	1	1	—	1	1
Other	—	—	—	—	—	—	—	—	92,742	92,486	(256)
III—Securities held to maturity	—	431,813	1,354,166	1,753,634	21,319,743	25,271,729	24,859,356	—	26,948,308	26,252,583	—
Domestic	—	1,609	1,353,206	1,753,634	20,537,538	24,128,636	23,645,987	—	25,848,660	25,014,627	—
Debentures	—	—	—	—	—	—	—	—	49,379	47,569	—
Financial Treasury Bills	—	—	1,343,676	1,343,658	17,869,212	20,707,535	20,556,546	—	19,651,455	19,318,148	—
Federal Treasury Notes	—	—	—	—	2,096,392	2,427,297	2,096,392	—	2,226,823	1,756,896	—
Federal Government securities—other	—	—	—	406,379	567,612	973,975	973,991	—	1,924,955	1,900,449	—
Commodities	—	561	5,693	3,597	4,322	14,824	14,173	—	1,993,128	1,988,797	—
Other	—	1,048	3,837	—	—	5,005	4,885	—	2,920	2,768	—
Foreign	—	430,204	960	—	782,205	1,143,093	1,213,369	—	1,099,648	1,237,956	—
Brazilian foreign debt securities	—	430,204	749	—	781,132	1,141,851	1,212,085	—	1,080,644	1,218,952	—
Certificates of Deposit	—	—	—	—	—	—	—	—	18,097	18,097	—
Foreign debt securities—other countries	—	—	211	—	1,073	1,242	1,284	—	907	907	—
Total	26,383	1,664,187	5,731,250	8,903,684	48,289,733	64,877,648	64,615,237	137,406	71,567,358	70,934,452	87,759

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

BB-domestic and foreign branches

	December 31, 2005								December 31, 2004		
	Market value					Total			Total		
Maturity in days	With no maturity	0-30	31-180	181-360	Over 360	Cost	Market value	Unrealized gain (loss)	Cost	Market value	Unrealized gain (loss)
Total by portfolio	26,383	1,664,187	5,731,250	8,903,684	48,289,733	64,877,648	64,615,237	137,406	71,567,358	70,934,452	87,759
(a) Own portfolio	26,383	1,571,204	4,689,243	7,578,312	22,462,786	36,490,311	36,327,928	110,546	25,533,552	25,178,589	56,757
(b) Subject to repurchase agreements	—	92,983	924,804	1,248,175	22,333,691	24,698,412	24,599,653	27,608	43,622,038	43,358,824	30,979
(c) Deposits with the Brazilian Central Bank	—	—	85,051	—	3,172,854	3,258,971	3,257,905	(773)	1,960,026	1,949,287	—
(d) Pledged in guarantee	—	—	32,152	77,197	320,402	429,954	429,751	25	451,742	447,752	23

BB-domestic and foreign branches

	December 31, 2005							December 31, 2004	
	Market value					Total		Total	
Maturity in years	With no maturity	Due in up to one year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years	Cost	Market value	Cost	Market value
Total by category	26,383	16,299,121	41,806,585	6,019,574	463,574	64,877,648	64,615,237	71,567,358	70,934,452
I—Trading securities	415	1,169,445	1,844,094	—	—	3,001,397	3,013,954	13,094,207	13,064,879
II—Securities available for sale	25,968	11,590,063	24,368,079	294,243	463,574	36,604,522	36,741,927	31,524,843	31,616,990
III—Securities held to maturity	—	3,539,613	15,594,412	5,725,331	—	25,271,729	24,859,356	26,948,308	26,252,583

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

The portfolio after marking-to-market is as follows:

	December 31, 2005		December 31, 2004	
		% of the total portfolio		% of the total portfolio
Total by category	65,027,610	100%	71,630,177	100%
I—Trading securities	3,013,954	5%	13,064,879	18%
II—Securities available for sale	36,741,927	56%	31,616,990	44%
III—Securities held to maturity	25,271,729	39%	26,948,308	38%

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

BB-Consolidated

Maturity in days	December 31, 2005								December 31, 2004		
	Market value					Total			Total		
	With no maturity	0-30	31-180	181-360	Over 360	Cost	Market value	Unrealized gain (loss)	Cost	Market value	Unrealized gain (loss)
I—Trading securities	415	400,050	525	831,571	1,844,094	3,064,807	3,076,655	—	13,192,199	13,162,606	—
Domestic	415	389,587	—	779,858	1,844,094	3,001,397	3,013,954	—	13,146,107	13,116,783	—
Financial Treasury Bills	—	—	—	—	51,224	51,192	51,224	—	9,797,342	9,795,058	—
Federal Treasury Bills	—	389,587	—	779,858	1,640,338	2,798,121	2,809,783	—	3,189,472	3,164,649	—
Federal Treasury Notes	—	—	—	—	152,532	151,659	152,532	—	145,287	142,937	—
Shares in listed companies	415	—	—	—	—	425	415	—	14,006	14,139	—
Foreign	—	10,463	525	51,713	—	63,410	62,701	—	46,092	45,823	—
Eurobonds	—	446	117	33,119	—	33,947	33,682	—	18,593	18,197	—
Brazilian foreign debt securities	—	10,017	408	18,594	—	29,463	29,019	—	24,016	24,147	—
Foreign debt securities—other countries	—	—	—	—	—	—	—	—	3,483	3,479	—
II—Securities available for sale	695,021	843,665	4,434,924	6,370,192	25,488,280	37,623,957	37,832,082	208,126	32,656,848	32,790,243	129,006
Domestic	651,206	474,547	4,227,548	6,353,918	24,017,093	35,627,225	35,724,312	97,088	30,905,786	31,019,850	109,675
Financial Treasury Bills	—	256,434	2,814,524	5,065,648	19,480,280	27,467,962	27,616,886	148,924	20,420,545	20,385,903	(34,642)
Brazilian Central Bank Notes	—	—	—	181,047	—	182,296	181,047	(1,249)	372,731	379,261	2,142
Federal Treasury Notes	—	—	—	214,263	3,174,422	3,463,223	3,388,685	(74,537)	5,234,807	5,334,331	99,526
Federal Government securities—other	—	—	25,699	423,595	1,111,126	1,550,158	1,560,420	10,262	3,829,939	3,836,505	6,566
Debentures	—	—	32,385	—	231,793	263,668	264,178	510	109,373	110,112	738
Agricultural debt securities	—	630	1,068	5,112	7,390	16,905	14,200	(2,705)	21,177	18,241	(2,937)
Shares in investment funds	15,863	—	—	—	8,731	24,374	24,594	220	9,833	9,833	—
Shares in social development funds	549	—	—	—	—	10,321	549	(9,772)	10,321	1,689	(8,633)
Shares in listed companies	448,694	—	—	—	—	400,975	448,694	47,719	403,740	478,942	75,202
Shares in privately-held companies	2,986	—	—	—	—	2,749	2,986	237	—	—	—
Shares in equity funds	183,114	—	—	—	3,149	190,134	186,263	(3,871)	189,099	166,845	(22,254)
Rural Product Bills (Commodities)	—	216,983	1,353,247	464,253	202	2,052,528	2,034,685	(17,843)	295,919	297,466	1,547
Securities in special status company	—	—	—	—	—	808	—	(808)	808	—	(808)
Other	—	500	625	—	—	1,124	1,125	1	7,494	722	(6,772)
Foreign	43,815	369,118	207,376	16,274	1,471,187	1,996,732	2,107,770	111,038	1,751,062	1,770,393	19,331
Eurobonds	—	103	4,871	16,239	13,842	35,194	35,055	(139)	86,896	87,321	425

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

	December 31, 2005								December 31, 2004		
	Market value					Total			Total		
Maturity in days	With no maturity	0-30	31-180	181-360	Over 360	Cost	Market value	Unrealized gain (loss)	Cost	Market value	Unrealized gain (loss)
Brazilian foreign debt securities	—	369,015	19,059	35	1,363,477	1,648,862	1,751,586	102,724	1,258,482	1,289,447	30,965
Foreign debt securities—other countries	—	—	183,400	—	47,585	231,477	230,985	(492)	243,560	241,989	(1,571)
Shares in equity funds	41,391	—	—	—	—	34,515	41,391	6,876	40,349	45,213	4,864
Shares in listed companies	2,424	—	—	—	—	1,052	2,424	1,372	1,193	1,872	679
Other	—	—	46	—	46,283	45,632	46,329	697	120,582	104,551	(16,031)
III—Securities held to maturity	—	431,816	1,354,166	1,753,685	21,322,747	25,274,779	24,862,414	—	26,951,166	26,255,452	—
Domestic	—	1,609	1,353,206	1,753,634	20,537,538	24,128,637	23,645,987	—	25,848,660	25,014,627	—
Debentures	—	—	—	—	—	—	—	—	49,379	47,569	—
Financial Treasury Bills	—	—	1,343,676	1,343,658	17,869,212	20,707,536	20,556,546	—	19,651,455	19,318,148	—
Federal Treasury Notes	—	—	—	—	2,096,392	2,427,297	2,096,392	—	2,226,823	1,756,896	—
Federal Government securities—other	—	—	—	406,379	567,612	973,975	973,991	—	1,924,955	1,900,449	—
Commodities	—	561	5,693	3,597	4,322	14,824	14,173	—	1,993,128	1,988,797	—
Other	—	1,048	3,837	—	—	5,005	4,885	—	2,920	2,768	—
Foreign	—	430,207	960	51	785,209	1,146,142	1,216,427	—	1,102,506	1,240,825	—
Brazilian foreign debt securities	—	430,204	749	—	784,028	1,144,746	1,214,981	—	1,083,301	1,221,609	—
Certificates of deposit	—	—	—	—	—	—	—	—	18,097	18,097	—
Foreign debt securities—other countries	—	1	211	51	1,073	1,293	1,336	—	974	977	—
Other	—	2	—	—	108	103	110	—	134	142	—
Total	695,436	1,675,531	5,789,615	8,955,448	48,655,121	65,963,543	65,771,151	208,126	72,800,213	72,208,301	129,006

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

BB-Consolidated

	December 31, 2005								December 31, 2004		
	Market value					Total			Total		
Maturity in days	With no maturity	0-30	31-180	181-360	Over 360	Cost	Market value	Unrealized gain (loss)	Cost	Market value	Unrealized gain (loss)
Total by portfolio	695,436	1,675,531	5,789,615	8,955,448	48,655,121	65,963,543	65,771,151	208,126	72,800,213	72,208,301	129,006
(a) Own portfolio	695,436	1,582,548	4,746,526	7,630,076	22,725,189	37,496,691	37,379,775	156,715	26,676,414	26,345,332	80,892
(b) Subject to repurchase agreements	—	92,983	925,886	1,248,175	22,436,676	24,777,927	24,703,720	52,159	43,712,032	43,465,930	48,091
(c) Deposits with the Brazilian Central Bank	—	—	85,051	—	3,172,854	3,258,971	3,257,905	(773)	1,960,026	1,949,287	—
(d) Pledged in guarantee	—	—	32,152	77,197	320,402	429,954	429,751	25	451,741	447,752	23

BB-Consolidated

	December 31, 2005							December 31, 2004	
	Market value					Total		Total	
Maturity in years	With no maturity	Due in up to one year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years	Cost	Market value	Cost	Market value
Total by category	695,436	16,420,593	41,899,962	6,188,602	566,558	65,963,543	65,771,151	72,800,213	72,208,301
I—Trading securities	415	1,232,146	1,844,094	—	—	3,064,807	3,076,655	13,192,199	13,162,606
II—Securities available for sale	695,021	11,648,780	24,458,452	463,271	566,558	37,623,957	37,832,082	32,656,848	32,790,243
III—Securities held to maturity	—	3,539,667	15,597,416	5,725,331	—	25,274,779	24,862,414	26,951,166	26,255,452

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

The portfolio after marking-to-market is as follows:

	December 31, 2005		December 31, 2004	
		% of total portfolio		% of total portfolio
Total by portfolio	66,183,516	100%	72,904,015	100%
I—Trading securities	3,076,655	5%	13,162,606	18%
II—Securities available for sale	37,832,082	57%	32,790,243	45%
III—Securities held to maturity	25,274,779	38%	26,951,166	37%

No reclassifications of marketable securities were made between the above categories during the period.

(b) Derivative financial instruments

The Bank uses derivative financial instruments to manage, in a consolidated manner, its positions and to meet clients' needs, classifying own positions into Hedging (market risk) and Trading, both with limits of approval. This information is made available to the areas of pricing, trading, controls and calculation of results, which are segregated within the Bank.

The models used to manage risks with derivatives are reviewed periodically and the decisions made follow the best risk/return relationship, estimating possible losses based on the analysis of macroeconomic scenarios.

The Bank uses appropriate tools and systems to manage the derivatives. Trading in new derivatives, standardized or not, is subject to a previous risk analysis.

The hedge strategy of the equity positions is in line with the macroeconomic analyses and is approved by management.

Risk analysis of the subsidiaries is individual and its control consolidated.

The Bank uses statistical methods and simulations to measure the risks of its positions, including derivatives, using models of values at risk sensibility and stress analysis.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

Risks

The main risks inherent to derivative financial instruments resulting from the Bank's and its subsidiaries' business are credit, market and operating risks, all similar to those related to other types of financial instruments.

Market risk is the exposure created by a potential fluctuation in interest rates, exchange rates, quotations of goods, prices quoted on stock markets and other values, and is a function of the type of product, the volume of operations, the term and conditions of the contract and the underlying volatility.

Credit risk is the exposure to loss in the event of default by a counterparty to a transaction. The credit exposure in futures contracts is minimized due to daily settlement in cash. Swap contracts registered at CETIP and at BM&F are subject to credit risk if the counterparty is unable or unwilling to comply with his contractual liabilities. Total credit exposure in swaps at December 31, 2005 is R$1,112,598 thousand (R$982,191 thousand at December 31, 2004). The credit risk associated with options contracts is limited to the premiums paid on purchased options.

Operating risk is the probability of financial losses resulting from failures or inadequacy of people, processes and systems, or factors such as catastrophes or criminal activities.

The tables below show the notional amounts, as cost or market value, and the respective net exposures in the balance sheet at December 31, 2005 for the derivative financial instruments classified in conformity with their designation as Trading or Hedge instruments.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(b.1) Trading derivatives

		BB-Domestic and Foreign branches					
		December 31, 2005			December 31, 2004		
By index	Counterparty (*)	Notional Amount	Cost	Market value	Notional amount	Cost	Market value
Exchange trading							
Futures contracts							
Purchase commitments		1,025,787	(4,410)	(4,285)	1,766,231	(240,702)	(240,276)
DI	E	33,854	3,375	3,375	—	4,235	4,235
U.S. dollar	E	232,431	28,583	28,583	306,694	(64,779)	(64,779)
Index	E	—	(21)	(21)	—	496	496
Foreign exchange coupon	E	434,778	(35,435)	(35,435)	727,143	(180,606)	(180,606)
Commodities	E	—	1	1	—	(48)	(48)
Libor	FI	301,847	—	125	732,394	—	426
SCC	E	22,877	(913)	(913)	—	—	—
Sales commitments		4,560,623	11,688	12,762	3,581,935	(46,749)	(46,179)
DI	E	2,667,083	(11,571)	(11,571)	1,464,143	(6,246)	(6,246)
U.S. dollar	E	—	4,194	4,194	—	14,007	14,007
Index	E	—	(31)	(31)	8,005	306	306
Foreign exchange coupon	E	215,832	19,095	19,095	274,688	51,849	51,849
Commodities	E	—	1	1	—	31	31
SCC	E	—	—	—	455,227	(106,696)	(106,696)
Libor	FI	1,677,708	—	1,074	1,379,872	—	570
Fixed-term options							
Asset position		221,008	14,569	26,241	198,160	33,779	21,369
Securities	E	—	—	—	9,189	9,189	9,189
Currencies	E	221,008	14,569	26,241	188,971	24,590	12,180
Liability position		279,404	(30,721)	(22,696)	202,650	(12,230)	(4,499)
Securities	E	—	—	—	9,189	9,189	9,189
Currencies	E	279,404	(30,721)	(22,696)	193,461	(21,419)	(13,688)
Options market							
Purchase options		21	32	15	418	425	403
Shares	E	21	32	15	418	425	403
Sales options		(32,896)	(75,331)	(73,575)	(393)	(655)	(626)
Shares	E	(32,896)	(75,331)	(73,575)	(393)	(655)	(626)
Over-the-counter trading							
Swap contracts							
Asset position		1,394,469	219,113	241,560	5,037,961	566,287	571,627
DI	C	801,538	182,982	186,593	2,292,032	378,496	370,039
	FI	147,414	23,473	24,484	349,576	61,433	60,955
Foreign currency	C	244.058	(452)	1.237	—	—	—
	FI	77.548	11.584	27.646	1.264.233	120.258	133.706
Prefixed	C	123.911	1.526	1.600	432.896	5.409	6.236
Other	—	—	—	—	699.224	691	691
Liability position		14,409,230	(426,553)	(429,525)	12,324,256	(486,430)	(498,936)
DI	C	11,247,422	(310,567)	(310,706)	240,276	(1,184)	(1,554)
	FI	169,798	(15,512)	(16,560)	428,525	(120,995)	(118,792)
Foreign currency	C	561,949	(22,787)	(22,420)	101,095	165	(1,293)
	FI	232,895	419	(1,628)	1,332,698	(85,552)	(98,430)
Prefixed	C	8,742	(166)	(271)	10,009,374	(278,808)	(278,811)
SELIC rate	C	1,746,978	(52,886)	(52,886)	—	—	—
Referential Rate (TR)	C	441,446	(25,054)	(25,054)	—	—	—
Other	—	—	—	—	212,288	(56)	(56)
Forwards contracts							

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

	BB-Domestic and Foreign branches						
	December 31, 2005				December 31, 2004		
By index	Counterparty (*)	Notional Amount	Cost	Market value	Notional amount	Cost	Market value
Asset position		1,541,902	14,146	19,400	—	—	—
Foreign currency	FI	823,552	13,981	19,235	—	—	—
Other	—	718,350	165	165	—	—	—
Liability position		2,342,057	(45,779)	(44,495)	—	—	—
Foreign currency	FI	1,595,629	(45,713)	(44,428)	—	—	—
Other		746,428	(66)	(67)	—	—	—

(*) Counterparty: (E) Exchange, (FI) Financial Institution, (C) Customer.

	BB-Domestic and Foreign branches					
	December 31, 2005			December 31, 2004		
By maturity	Notional amount	Cost	Market value	Notional amount	Cost	Market value
Futures contracts						
Purchase commitments	1,025,787	—	—	1,766,231	—	—
Up to 30 days	68,960	—	—	334,262	—	—
31 to 60 days	232,431			120,886		
61 to 90 days	—	—	—	199,020	—	—
91 to 180 days	99,959	—	—	222,362	—	—
181 to 360 days	197,647	—	—	281,433	—	—
1 to 5 years	408,071	—	—	608,268	—	—
Over 5 years	18,719	—	—	—	—	—
Sales commitments	4,560,623	—	—	3,581,935	—	—
Up to 30 days	388,491	—	—	808,977	—	—
31 to 60 days	—	—	—	205,030	—	—
61 to 90 days	—	—	—	127,373	—	—
91 to 180 days	191,872	—	—	172,068	—	—
181 to 360 days	1,175,336	—	—	1,340,415	—	—
1 to 5 years	2,804,924	—	—	928,072	—	—

	BB-Domestic and Foreign branches					
	December 31, 2005			December 31, 2004		
By maturity	Notional amount	Cost	Market value	Notional amount	Cost	Market value
Fixed-term currency options						
Asset position						
Security maturity	—	—	—	9,189	9,189	9,189
Up to 30 days	—	—	—	9,189	9,189	9,189
Currency maturity	221,008	14,569	26,241	188,971	24,590	12,180
Up to 30 days	70,320	3,817	3,862	23,364	1,810	1,463
31 to 60 days	(56,275)	3,159	3,050	44,864	3,056	1,997
61 to 90 days	(19,181)	2,492	2,161	30,580	2,641	1,479
91 to 180 days	112,333	867	5,165	27,624	4,418	2,772
181 to 360 days	106,685	4,796	11,869	46,540	8,361	3,459
1 to 5 years	7,126	(562)	134	15,999	4,304	1,010
Liability position						
Security maturity	—	—	—	9,189	9,189	9,189
Up to 30 days	—	—	—	9,189	9,189	9,189

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

	BB-Domestic and Foreign branches					
	December 31, 2005			December 31, 2004		
By maturity	Notional amount	Cost	Market value	Notional amount	Cost	Market value
Currency maturity	279,404	(30,721)	(22,696)	193,461	(21,419)	(13,688)
Up to 30 days	93,914	(12,848)	(12,758)	90,379	(7,562)	(6,418)
31 to 60 days	25,500	(4,665)	(4,553)	37,392	(6,410)	(5,481)
61 to 90 days	44,088	(1,779)	(1,200)	726	(38)	(21)
91 to 180 days	38,187	(2,064)	(856)	31,094	(2,857)	(1,175)
181 to 360 days	66,577	(6,824)	(2,207)	33,870	(4,552)	(593)
1 to 5 years	11,138	(2,541)	(1,122)	—	—	—
Options market						
Purchase options						
Shares	21	32	15	418	425	403
Up to 30 days	21	32	15	413	409	388
31 to 60 days	—	—	—	5	16	15
Sales options						
Shares	(32,896)	(75,331)	(73,575)	(393)	(655)	(626)
Up to 30 days	(11,488)	(25,331)	(25.577)	(393)	(655)	(626)
31 to 60 days	(21,408)	(50,000)	(47.998)	—	—	—
Swap contracts						
Asset	1,394,469	219,113	241,560	5,037,961	566,287	571,627
Up to 30 days	377,211	12,452	13,685	704,648	72,140	73,084
31 to 60 days	186,172	1,904	2,448	545,905	54,436	53,753
61 to 90 days	73,928	24,613	25,318	278,797	37,972	37,601
91 to 180 days	239,030	19,330	21,634	1,681,520	215,338	212,473
181 to 360 days	67,516	16,699	16,727	1,491,397	154,157	163,761
1 to 5 years	450,612	144,115	161,748	335,685	32,215	30,949
5 to 10 years	—	—	—	9	29	6
Liability	14,409,230	(426,553)	(429,525)	12,324,256	(486,430)	(498,936)
Up to 30 days	399,551	(20,005)	(20,107)	977,403	(93,630)	(95,742)
31 to 60 days	597,582	(15,310)	(16,054)	242,083	(8,438)	(8,483)
61 to 90 days	312,958	(23,821)	(23,790)	279,160	(13,522)	(13,555)
91 to 180 days	715,168	(53,216)	(53,466)	1,087,012	(147,309)	(146,550)
181 to 360 days	7,779,806	(203,403)	(203,257)	5,913,906	(140,230)	(150,518)
1 to 5 years	4,604,165	(110,798)	(112,851)	3,724,613	(83,430)	(82,789)
5 to 10 years	—	—	—	100,079	129	(1,299)
Forwards contracts						
Asset	1,541,902	14,146	19,400	—	—	—
Up to 30 days	1,014,655	12,208	17,451	—	—	—
31 to 60 days	186,090	528	556	—	—	—
61 to 90 days	13,015	33	91	—	—	—
91 to 180 days	275,995	172	659	—	—	—
181 to 360 days	50,605	1,231	635	—	—	—
1 to 5 years	1,542	(26)	8	—	—	—
Liability	2,342,057	(45,779)	(44,495)	—	—	—
Up to 30 days	1,413,781	(19,330)	(24,355)	—	—	—
31 to 60 days	242,977	(8,990)	(8,399)	—	—	—
61 to 90 days	113,998	(6,085)	(5,527)	—	—	—
91 to 180 days	369,058	(2,465)	(1,645)	—	—	—
181 to 360 days	159,305	(4,379)	(2,131)	—	—	—
1 to 5 years	40,288	(3,922)	(2,410)	—	—	—
5 to 10 years	2,650	(608)	(28)	—	—	—

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

By Index	Counter party(*)	BB-Consolidated December 31, 2005 Notional Amount	Cost	Market Value	December 31, 2004 Notional Amount	Cost	Market Value
Exchange trading							
Futures contracts							
Purchase commitments		1,007,068	(4,410)	(4,299)	1,766,231	(240,702)	(240,276)
DI	E	33,854	3,375	3,375	—	4,235	4,235
U,S, dollar	E	232,431	28,583	28,583	306,694	(64,779)	(64,779)
Index	E	—	(21)	(21)	—	496	496
Foreign exchange coupon	E	434,778	(35,435)	(35,435)	727,143	(180,606)	(180,606)
Commodities	E	—	1	1	—	(48)	(48)
SCC	E	22,877	(913)	(913)	—	—	—
Libor	FI	283,128	—	111	732,394	—	426
Sales commitments		4,560,623	11,688	12,762	3,581,935	(46,749)	(46,179)
DI	E	2,667,083	(11,571)	(11,571)	1,464,143	(6,246)	(6,246)
U,S, dollar	E	—	4,194	4,194	—	14,007	14,007
Index	E	—	(31)	(31)	8,005	306	306
Foreign exchange coupon	E	215,832	19,095	19,095	274,688	51,848	51,848
Commodities	E	—	1	1	—	31	31
SCC	E	—	—	—	455,227	(106,695)	(106,695)
Libor	FI	1,677,708	—	1,074	1,379,872	—	570
Fixed-term options							
Asset position		221,008	14,569	26,241	198,160	33,779	21,369
Securities	E	—	—	—	9,189	9,189	9,189
Currencies	C	221,008	14,569	26,241	188,971	24,590	12,180
Liability position		279,404	(30,721)	(22,696)	202,650	(12,230)	(4,499)
Securities	E	—	—	—	9,189	9,189	9,189
Currencies	E	279,404	(30,721)	(22,696)	193,461	(21,419)	(13,688)
Options market							
Purchase options		1,391	126	100	4,770	711	650
Shares	E	21	32	15	418	425	403
Financial assets and derivatives	E	1,370	94	85	4,352	286	247
Sales options		(31,526)	(75,425)	(73,660)	3,959	(941)	(873)
Shares	E	(32,896)	(75,331)	(73,575)	(393)	(655)	(626)
Financial assets and derivatives	FI	1,370	(94)	(85)	4,352	(286)	(247)
Over-the-counter trading							
Swap contracts							
Asset position		1,374,409	219,099	241,553	4,592,260	538,921	533,048
DI	C	801,538	182,982	186,593	2,317,048	379,295	370,877
	FI	147,415	23,473	24,484	329,986	54,224	52,314
Foreign currency	C	244,058	(452)	1,236	—	—	—
	FI	77,548	11,584	27,646	1,110,067	100,602	104,122
Prefixed	C	103,850	1,512	1,594	135,935	4,109	5,044
Other	—	—	—	—	699,224	691	691
Liability position		14,409,230	(426,553)	(429,525)	12,240,014	(486,340)	(498,984)
DI	C	11,247,422	(310,567)	(310,706)	156,358	(1,123)	(1,137)
	FI	169,798	(15,512)	(16,560)	428,525	(120,995)	(118,792)
Foreign currency	C	561,949	(22,787)	(22,420)	101,095	165	(1,293)
	FI	232,895	419	(1,628)	1,332,374	(85,523)	(98,895)
Prefixed	C	8,742	(166)	(271)	10,009,374	(278,808)	(278,811)
SELIC rate	C	1,746,978	(52,886)	(52,886)	—	—	—
Referential Rate (TR)	C	441,446	(25,054)	(25,054)	—	—	—
Other	—	—	—	—	212,288	(56)	(56)
Forwards contracts							
Asset position		1,463,297	13,327	18,706	—	—	—
Foreign currency	FI	744,947	13,162	18,541	—	—	—
Other	—	718,350	165	165	—	—	—
Liability position		2,338,062	(45,047)	(44,454)	—	—	—
Foreign currency	FI	1,591,634	(44,981)	(44,387)	—	—	—
Other	—	746,428	(66)	(67)	—	—	—

(*) Counterparty: (E) Exchange, (FI) Financial Institution, (C) Customer

Notes to the Financial Statements — (Continued) at December 31, 2005 and 2004

All amounts in thousands of reais unless otherwise indicated

	BB-Consolidated					
	December 31, 2005			December 31, 2004		
By maturity	Notional amount	Cost	Market value	Notional amount	Cost	Market value
Futures contracts						
Purchase commitments	1,007,068	—	—	1,766,231	—	—
Up to 30 days	68,960	—	—	334,262	—	—
31 to 60 days	232,431	—	—	120,886	—	—
61 to 90 days	—	—	—	199,020	—	—
91 to 180 days	99,959	—	—	222,362	—	—
181 to 360 days	197,647	—	—	281,433	—	—
1 to 5 years	408,071	—	—	608,268	—	—
Sales commitments	4,560,623	—	—	3,581,935	—	—
Up to 30 days	388,491	—	—	808,977	—	—
31 to 60 days	—	—	—	205,030	—	—
61 to 90 days	—	—	—	127,373	—	—
91 to 180 days	191,872	—	—	172,068	—	—
181 to 360 days	1,175,336	—	—	1,340,415	—	—
1 to 5 years	2,804,924	—	—	928,072	—	—

	BB-Consolidated					
	December 31, 2005			December 31, 2004		
By maturity	Notional amount	Cost	Market value	Notional amount	Cost	Market value
Fixed-term options						
Asset position						
Security maturity	—	—	—	9,189	9,189	9,189
Up to 30 days	—	—	—	9,189	9,189	9,189
Currency maturity	221,008	14,569	26,241	188,971	24,590	12,180
Up to 30 days	70,320	3,817	3,862	23,364	1,810	1,463
31 to 60 days	(56,275)	3,159	3,050	44,864	3,056	1,997
61 to 90 days	(19,181)	2,492	2,161	30,580	2,641	1,479
91 to 180 days	112,333	867	5,165	27,624	4,418	2,772
181 to 360 days	106,685	4,796	11,869	46,540	8,361	3,459
1 to 5 years	7,126	(562)	134	15,999	4,304	1,010
Liability position						
Security maturity	—	—	—	9,189	9,189	9,189
Up to 30 days	—	—	—	9,189	9,189	9,189
Currency maturity	279,404	(30,721)	(22,696)	193,461	(21,419)	(13,688)
Up to 30 days	93,914	(12,848)	(12,758)	90,379	(7,562)	(6,418)
31 to 60 days	25,500	(4,665)	(4,553)	37,392	(6,410)	(5,481)
61 to 90 days	44,088	(1,779)	(1,200)	726	(38)	(21)
91 to 180 days	38,187	(2,064)	(856)	31,094	(2,857)	(1,175)
181 to 360 days	66,577	(6,824)	(2,207)	33,870	(4,552)	(593)
1 to 5 years	11,138	(2,541)	(1,122)	—	—	—

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

	BB-Consolidated					
	December 31, 2005			December 31, 2004		
By maturity	Notional amount	Cost	Market value	Notional amount	Cost	Market value
Options market						
Purchase options						
Shares	1,391	126	100	4,770	711	650
Up to 30 days	21	32	15	413	409	388
31 to 60 days	277	39	43	1,296	73	51
91 to 180 days	946	43	29	2,774	205	194
181 to 360 days	147	12	13	287	24	17
Sales options						
Shares	(31,526)	(75,425)	(73,660)	3,959	(941)	(873)
Up to 30 days	(11,488)	(25,331)	(25,577)	(393)	(655)	(626)
31 to 60 days	(21,131)	(50,039)	(48,041)	1,291	(57)	(36)
91 to 180 days	946	(43)	(29)	2,774	(205)	(194)
181 to 360 days	147	(12)	(13)	287	(24)	(17)
Swap contracts						
Asset	1,374,409	219,099	241,553	4,592,260	538,921	533,048
Up to 30 days	357,151	12,438	13,678	661,301	72,097	73,507
31 to 60 days	186,172	1,904	2,448	507,649	54,339	53,672
61 to 90 days	73,928	24,613	25,318	225,068	37,723	37,393
91 to 180 days	239,030	19,330	21,634	1,588,018	215,366	212,546
181 to 360 days	67,516	16,699	16,727	1,275,692	127,069	125,006
1 to 5 years	450,612	144,115	161,748	334,523	32,298	30,918
5 to 10 years	—	—	—	9	29	6
Liability	14,409,230	(426,553)	(429,525)	12,240,014	(486,340)	(498,984)
Up to 30 days	399,551	(20,005)	(20,107)	956,830	(93,559)	(96,119)
31 to 60 days	597,582	(15,310)	(16,054)	242,083	(8,438)	(8,483)
61 to 90 days	312,958	(23,821)	(23,790)	279,160	(13,522)	(13,555)
91 to 180 days	715,168	(53,216)	(53,466)	1,023,666	(147,320)	(146,221)
181 to 360 days	7,779,806	(203,403)	(203,257)	5,913,906	(140,230)	(150,518)
1 to 5 years	4,604,165	(110,798)	(112,851)	3,724,290	(83,400)	(82,789)
5 to 10 years	—	—	—	100,079	129	(1,299)
Forwards contracts						
Asset	1,463,297	13,327	18,706	—	—	—
Up to 30 days	960,876	11,629	16,940	—	—	—
31 to 60 days	161,276	288	373	—	—	—
61 to 90 days	13,003	33	91	—	—	—
91 to 180 day	275,995	172	659	—	—	—
181 to 360 days	50,605	1,231	635	—	—	—
1 to 5 years	1,542	(26)	8	—	—	—
Liability	2,338,062	(45,047)	(44,454)	—	—	—
Up to 30 days	1,413,765	(19,330)	(24,361)	—	—	—
31 to 60 days	242,930	(8,990)	(8,399)	—	—	—
61 to 90 days	113,998	(6,085)	(5,527)	—	—	—
91 to 180 days	368,993	(2,457)	(1,639)	—	—	—
181 to 360 days	159,305	(4,379)	(2,131)	—	—	—
1 to 5 years	39,071	(3,806)	(2,397)	—	—	—

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(b.2) Hedge derivatives

		BB-Domestic and Foreign branches					
		December 31, 2005			December 31, 2004		
By index	Counterparty(*)	Notional amount	Cost	Market value	Notional amount	Cost	Market value
Over-the-counter trading							
Swap contracts							
Asset position		—	—	—	164,238	27,520	27,116
DI	C	—	—	—	94,915	13,659	13,747
	FI	—	—	—	58,803	12,854	12,355
Prefixed	C	—	—	—	10,520	1,007	1,014

(*) Counterparty: (E) Exchange, (FI) Financial Institution, (C) Customer.

	BB-Domestic and Foreign branches					
	December 31, 2005			December 31, 2004		
By maturity	Notional amount	Cost	Market value	Notional amount	Cost	Market value
Swap contracts						
Asset	—	—	—	164,238	27,520	27,116
Up to 30 days	—	—	—	17,996	2,113	2,129
31 to 60 days	—	—	—	36,667	7,039	7,047
61 to 90 days	—	—	—	4,015	630	632
91 to 180 days	—	—	—	45,655	4,771	4,824
181 to 360 days	—	—	—	59,905	12,967	12,484

		BB-Consolidated					
		December 31, 2005			December 31, 2004		
By index	Counterparty(*)	Notional amount	Cost	Market value	Notional amount	Cost	Market value
Over-the-counter trading							
Swap contracts							
Asset position		—	—	—	139,222	26,721	26,278
DI	C	—	—	—	69,899	12,860	12,909
	FI	—	—	—	58,803	12,854	12,355
Prefixed	C	—	—	—	10,520	1,007	1,014

(*) Counterparty: (E) Exchange, (FI) Financial Institution, (C) Customer.

	BB-Consolidated					
	December 31, 2005			December 31, 2004		
By maturity	Notional amount	Cost	Market value	Notional amount	Cost	Market value
Swap contracts						
Asset	—	—	—	139,222	26,721	26,278
Up to 30 days	—	—	—	17,996	2,113	2,129
31 to 60 days	—	—	—	36,667	7,039	7,047
61 to 90 days	—	—	—	4,015	630	632
91 to 180 days	—	—	—	20,639	3,972	3,986
181 to 360 days	—	—	—	59,905	12,967	12,484

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

The margin given as guarantee for transactions with derivative financial instruments is comprised of Financial Treasury Bills (LFT) amounting to R$ 429,751 thousand (R$ 447,752 thousand at December 31, 2004).

The following tables show the derivative financial instruments portfolio for market risk hedges and the respective hedged items, which terminated on October 13, 2005 because of the maturity of the securities comprising the hedged item.

I—Hedged item:

	BB-Consolidated	
	Market value	
	December 31, 2005	December 31, 2004
Asset		
Foreign exchange securities	—	58,148
Federal Treasury Notes—D	—	—
Brazilian Central Bank Notes—E	—	58,148

II—Derivatives for market risk hedge:

	BB-Consolidated	
	Notional amount	
	December 31, 2005	December 31, 2004
Liability		
Derivative financial instruments	—	151,270
Swap contracts	—	151,270

(c) Adjustment to market value—securities and derivatives

The mark-to-market accounting requirement established by Circulars Letters 3068 and 3082 and later regulations resulted in the following income and expense being recognized in the six-month period/year:

	BB-Consolidated		
	2nd half 2005	Year 2005	Year 2004
Securities	21,912	64,558	(83,277)
Derivatives	142,456	196,052	(135,500)
Total	164,368	260,610	(218,777)

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

6 Loan and Lease Operations

(a) Details of the loan portfolio and operations with loan characteristics classified as "Other receivables"

	BB-Domestic and Foreign branches		BB-Consolidated	
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Loan operations	85,355,473	74,064,067	85,941,631	74,823,166
Loans and bills discounted	38,293,128	34,909,097	38,566,823	35,358,872
Financing	17,684,766	13,754,468	18,180,321	14,251,954
Rural and agribusiness financing	35,533,593	30,322,265	35,533,593	30,322,265
Financing of securities	386	377	—	—
Allowance for loan losses	(6,156,400)	(4,922,140)	(6,339,106)	(5,109,925)
Other receivables with loan characteristics	8,553,132	7,900,331	9,135,897	8,316,400
Receivables from guarantees honored	159,669	68,080	159,669	70,977
Advances on foreign exchange contracts	6,710,114	6,333,352	6,710,114	6,333,352
Sundry	2,010,685	1,720,846	2,594,247	2,138,452
Provision for other losses	(327,336)	(221,947)	(328,133)	(226,381)
Lease operations	16,648	21,133	19,510	20,344
Lease operations	17,156	24,539	43,922	49,234
Allowance for lease losses	(508)	(3,406)	(24,412)	(28,890)
Total	93,925,253	81,985,531	95,097,038	83,159,910

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(b) Details of the loan portfolio by sector, including operations with loan characteristics classified as "Other receivables"

	BB-Domestic and Foreign branches				BB-Consolidated			
	December 31, 2005	%	December 31, 2004	%	December 31, 2005	%	December 31, 2004	%
Public sector	3,615,170	3.7	4,176,307	4.7	3,642,903	3.7	4,195,673	4.7
Domestic	443,576	0.5	517,752	0.5	443,576	0.5	517,752	0.5
Government	184,065	0.2	371,716	0.4	184,065	0.2	371,716	0.4
Direct administration	168,633	0.2	180,791	0.2	168,633	0.2	180,791	0.2
Indirect administration	15,432	—	190,925	0.2	15,432	—	190,925	0.2
Business entities	259,511	0.3	146,036	0.1	259,511	0.3	146,036	0.1
Industry	165,007	0.2	33,990	—	165,007	0.2	33,990	—
Commerce	333	—	8,182	—	333	—	8,182	—
Financial services	69,464	0.1	68,216	0.1	69,464	0.1	68,216	0.1
Other services	24,707	—	35,648	—	24,707	—	35,648	—
Foreign	3,171,594	3.2	3,658,555	4.2	3,199,327	3.2	3,677,921	4.2
Business entities	3,171,594	3.2	3,658,555	4.2	3,199,327	3.2	3,677,921	4.2
Other services	3,171,594	3.2	3,658,555	4.2	3,199,327	3.2	3,677,921	4.2
Private sector	96,794,327	96.3	82,985,340	95.4	98,145,786	96.3	84,358,056	95.3
Domestic	91,568,585	91.3	78,636,960	90.2	92,168,420	90.6	79,018,900	89.2
Rural	33,382,226	33.3	28,797,349	33.0	33,382,226	32.8	28,797,349	32.5
Industry	21,970,000	21.9	17,895,519	20.6	22,168,477	21.8	18,031,108	20.4
Commerce	10,734,825	10.7	9,268,828	10.6	10,904,272	10.7	9,383,604	10.6
Financial services	4	—	205	—	4	—	205	—
Other services	9,143,087	9.1	8,268,246	9.5	9,276,710	9.1	8,353,066	9.4
Individuals	16,338,443	16.3	14,406,813	16.5	16,436,731	16.2	14,453,568	16.3
Foreign	5,225,742	5.0	4,348,380	5.2	5,977,366	5.7	5,339,156	6.1
BB Group	35,419	—	43,955	0.1	26,788	—	2,520	—
Commerce	700,007	0.7	248,145	0.3	776,665	0.7	285,686	0.3
Industry	3,848,474	3.8	3,329,969	3.9	4,332,895	4.2	4,144,393	4.7
Other companies	35,786	—	58,617	0.1	60,316	0.1	31,251	—
Other banks	409,883	0.4	454,301	0.5	418,106	0.4	489,738	0.6
Individuals	9,333	—	28,128	—	11,209	—	28,366	—
Other services	186,840	0.1	185,265	0.2	351,387	0.3	357,202	0.5
Total	100,409,497	100.0	87,161,647	100.0	101,788,689	100.0	88,553,729	100.0

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(c) Details of the loan portfolio by risk level and maturity, including operations with loan characteristics classified as "Other receivables"

BB-Domestic and Foreign branches—loans falling due

Risk level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total portfolio Dec. 31, 2005	%	Total portfolio Dec. 31, 2004	%
AA	1,046,872	675,812	1,063,845	1,179,416	2,282,999	2,506,069	9,518,647	18,273,660	19%	16,912,782	21%
A	1,052,129	679,679	1,857,868	1,272,483	3,623,940	9,009,168	11,071,511	28,566,778	30%	24,673,396	30%
B	874,054	516,388	1,080,397	900,488	3,222,484	10,070,574	14,072,463	30,736,848	32%	27,296,104	33%
C	368,054	179,520	383,160	295,885	1,226,352	3,166,638	6,905,850	12,525,459	13%	10,629,939	13%
D	67,100	36,056	68,116	57,443	228,566	428,802	1,814,319	2,700,402	3%	1,937,913	2%
E	23,210	4,905	14,249	5,977	24,692	76,203	462,656	611,892	1%	389,324	—
F	9,176	2,246	3,937	2,574	12,312	18,062	193,074	241,381	—	169,602	—
G	6,422	1,427	5,074	1,237	8,025	13,517	165,913	201,615	—	111,320	—
H	18,531	4,921	9,815	6,044	31,828	75,419	723,670	870,228	1%	789,474	1%
Total	3,465,548	2,100,954	4,486,461	3,721,547	10,661,198	25,364,452	44,928,103	94,728,263	100%	82,909,854	100%

BB-Domestic and Foreign branches—loans overdue

Risk level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total portfolio Dec. 31, 2005	%	Total portfolio Dec. 31, 2004	%
B	30,146	281,327	22,292	89	171	121	—	334,146	6%	276,698	6%
C	14,771	251,422	394,721	12,282	10,840	116	8	684,160	12%	620,649	15%
D	4,329	108,498	160,138	317,538	67,589	151	842	659,085	12%	516,055	12%
E	2,335	49,802	62,492	90,963	307,193	26,910	—	539,695	9%	423,551	10%
F	733	21,067	29,175	40,947	363,923	25,410	—	481,255	8%	327,654	8%
G	504	22,080	29,362	27,074	497,363	22,111	—	598,494	11%	290,128	7%
H	4,772	75,401	107,703	92,655	473,379	1,447,393	183,096	2,384,399	42%	1,797,058	42%
Total	57,590	809,597	805,883	581,548	1,720,458	1,522,212	183,946	5,681,234	100%	4,251,793	100%

BB-Consolidated—loans falling due

Risk level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total portfolio Dec. 31, 2005	%	Total portfolio Dec. 31, 2004	%
AA	1,091,328	677,449	1,068,449	1,183,012	2,295,256	2,489,114	9,602,384	18,406,992	19%	17,100,375	20%
A	1,071,705	684,239	1,866,976	1,283,669	3,644,224	9,266,027	11,357,315	29,174,155	31%	25,152,904	30%
B	899,722	522,805	1,093,764	911,830	3,256,607	10,134,780	14,210,147	31,029,655	33%	27,680,106	33%
C	369,644	181,174	387,918	303,108	1,253,872	3,185,092	6,927,524	12,608,332	13%	10,706,029	13%
D	68,414	36,915	70,172	59,022	237,336	437,163	1,840,803	2,749,825	3%	1,971,879	2%
E	24,229	5,787	15,346	7,029	27,066	81,544	470,136	631,137	1%	405,025	—
F	9,269	2,287	4,035	2,670	12,568	18,473	193,640	242,942	—	169,770	—
G	6,486	1,460	5,138	1,299	8,200	13,804	166,341	202,728	—	119,947	—
H	24,228	5,107	10,238	6,403	32,819	76,785	863,511	1,019,091	1%	951,225	1%
Total	3,565,025	2,117,223	4,522,036	3,758,042	10,767,948	25,702,782	45,631,801	96,064,857	100%	84,257,260	100%

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

	BB-Consolidated—loans overdue										
Risk level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total portfolio Dec. 31, 2005	%	Total portfolio Dec. 31, 2004	%
B	30,158	281,408	22,295	89	171	121	—	334,242	6%	282,363	7%
C	15,015	256,241	399,217	12,283	10,840	116	25	693,737	12%	632,269	15%
D	4,332	108,598	160,661	320,895	67,589	151	842	663,068	12%	522,176	12%
E	2,337	49,896	62,654	91,475	310,264	26,910	—	543,536	9%	426,279	10%
F	735	21,120	29,250	41,067	366,834	25,427	—	484,433	8%	328,853	8%
G	504	22,109	29,423	27,136	500,301	22,111	15	601,599	11%	291,796	7%
H	4,776	75,602	108,038	92,958	474,731	1,463,645	183,467	2,403,217	42%	1,812,733	42%
Total	57,857	814,974	811,538	585,903	1,730,730	1,538,481	184,349	5,723,832	100%	4,296,469	100%

(d) Details of the allowance for loan losses by risk level, including operations with loan characteristics classified as "Other receivables"

		BB-Domestic and Foreign branches			
		December 31, 2005		December 31, 2004	
Risk level	% Allowance	Balance	Allowance	Balance	Allowance
AA	0	18,273,660	—	16,912,782	—
A	0.5	28,566,778	142,834	24,673,396	123,367
B	1	31,070,994	310,710	27,572,802	275,728
C	3	13,209,619	396,289	11,250,588	337,518
D	10	3,359,487	335,949	2,453,968	245,397
E	30	1,151,587	345,476	812,875	243,862
F	50	722,636	361,317	497,255	248,628
G	70	800,109	560,076	401,449	281,014
H	100	3,254,627	3,254,627	2,586,532	2,586,532
Subtotal		100,409,497	5,707,278	87,161,647	4,342,046
Additional allowance foreign(i)		—	31,237	—	44,397
Additional allowance domestic(ii)		—	745,730	—	761,050
Total		100,409,497	6,484,244	87,161,647	5,147,493

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

		BB-Consolidated			
		December 31, 2005		December 31, 2004	
Risk level	% Allowance	Balance	Allowance	Balance	Allowance
AA	0	18,406,992	—	17,100,375	—
A	0.5	29,174,155	145,871	25,152,904	125,765
B	1	31,363,897	313,639	27,962,469	279,625
C	3	13,302,069	399,062	11,338,299	340,149
D	10	3,412,893	341,289	2,494,055	249,406
E	30	1,174,673	352,402	831,304	249,391
F	50	727,375	363,687	498,623	249,312
G	70	804,327	563,029	411,742	288,219
H	100	3,422,308	3,422,308	2,763,958	2,763,958
Subtotal		101,788,689	5,901,287	88,553,729	4,545,825
Additional allowance foreign(i)		—	41,198	—	58,118
Additional allowance domestic(ii)		—	749,166	—	761,253
Total		101,788,689	6,691,651	88,553,729	5,365,196

(i) Additional allowance required by local legislation.
(ii) Includes R$ 503,445 thousand at December 31, 2005 (R$ 505,285 thousand at December 31, 2004) of adjustment to present value of the Bank's PESA risk operations, in compliance with the recommendation of the Brazilian Central Bank; R$ 173,145 thousand relating to interest on PROAGRO operations pending reimbursement by the Brazilian Central Bank; and R$ 41,000 thousand relating to the estimated loss of the small business segment, due to the adoption of the new model of risk analysis to conform with the new Basel Agreement.

(e) Changes in the allowance for loan and lease losses and for operations with loan characteristics classified as "Other receivables"

	BB-Domestic and Foreign branches			BB-Consolidated		
	2nd half 2005	Year 2005	Year 2004	2nd half 2005	Year 2005	Year 2004
Opening balance	5,699,051	5,147,493	3,834,971	5,892,557	5,365,196	4,195,447
Additional/(reversal) allowances	2,428,405	4,489,985	3,864,809	2,464,077	4,527,791	3,832,328
Exchange variation on allowances—foreign	(1,629)	(13,567)	902	(2,469)	(37,358)	(21,478)
Loans written off	(1,641,583)	(3,139,667)	(2,553,189)	(1,662,514)	(3,163,978)	(2,641,101)
Closing balance	6,484,244	6,484,244	5,147,493	6,691,651	6,691,651	5,365,196

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(f) Changes in the provision for loss on other receivables without loan characteristics

	BB-Domestic and Foreign branches			BB-Consolidated		
	2nd half 2005	Year 2005	Year 2004	2nd half 2005	Year 2005	Year 2004
Opening balance	2,111,381	1,706,590	1,035,845	2,121,791	1,717,785	1,046,961
Additional/(reversal) allowances	459,534	879,176	689,025	459,227	878,194	688,958
Exchange variation on allowances—foreign	(94)	(1,131)	685	(94)	(1,131)	684
Loans written off	(1,410)	(15,224)	(18,965)	(1,074)	(14,998)	(18,818)
Closing balance	2,569,411	2,569,411	1,706,590	2,579,850	2,579,850	1,717,785

(g) Supplementary information

	BB-Domestic and Foreign branches			BB-Consolidated		
	2nd half 2005	Year 2005	Year 2004	2nd half 2005	Year 2005	Year 2004
Renegotiated loans	1,860,574	3,585,137	3,394,683	1,860,574	3,585,137	3,394,683
Recoveries of loans written off as losses(*)	427,796	940,847	1,017,647	503,243	1,018,876	1,020,959

(*) Includes R$ 31,042 thousand (R$ 42,723 thousand at December 31, 2004) of recoveries of assignments of loans to individuals and corporate entities which are recorded in the statement at income in the account Income from loan operations, as permitted by CMN Resolution 2836/2001.

7 Provision for Vacation Pay, Paid Leave and Litigation

The changes in the provisions are as follows:

(a) Vacation pay (other liabilities—sundry)

	Bank		
	2nd half 2005	Year 2005	Year 2004
Opening balance	636,538	667,739	617,320
Provision/(reversal)	311,895	612,893	566,321
Provision used	(225,965)	(558,164)	(515,902)
Closing balance	722,468	722,468	667,739

(b) Paid leave (other liabilities—sundry)

	Bank		
	2nd half 2005	Year 2005	Year 2004
Opening balance	584,661	585,864	591,669
Provision/(reversal)	104,282	230,961	228,638
Provision used	(103,026)	(230,908)	(234,443)
Closing balance	585,917	585,917	585,864

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(c) Labor claims (other liabilities—sundry)

	Bank		
	2nd half 2005	Year 2005	Year 2004
Opening balance	1,946,283	2,000,685	1,782,375
Provision/(reversal)	180,326	125,923	218,310
Closing balance	2,126,608	2,126,608	2,000,685

(d) Tax claims (other liabilities—taxes and social security charges)

	Bank		
	2nd half 2005	Year 2005	Year 2004
Opening balance	134,667	127,345	121,130
Provision/(reversal)	(106,758)	(99,427)	6,254
Provision used	(179)	(188)	(39)
Closing balance	27,730	27,730	127,345

(e) Other legal claims (other liabilities—sundry)

	Bank		
	2nd half 2005	Year 2005	Year 2004
Opening balance	786,460	741,051	470,246
Provision/(reversal)	140,855	217,019	368,054
Provision used	(69,393)	(100,148)	(97,249)
Closing balance	857,922	857,922	741,051

8 Other Receivables

(a) Foreign exchange portfolio

	Current and long term	
	BB-Domestic and Foreign branches and BB-consolidated	
	12.31.2005	12.31.2004
Forward foreign exchange purchases pending settlement	7,810,139	7,168,456
Bills of exchange and time drafts in foreign currency	93,253	116,783
Receivables from sales of foreign exchange	16,311,256	6,850,446
Advances received	(15,162,340)	(5,678,768)
Foreign currency receivables	22,708	13,851
Income receivable on advances granted	80,661	59,142
Income receivable on financed imports	50	73
Total	9,155,727	8,529,983

(b) Specific credits

These are credits from the Federal Treasury of R$ 610,151 thousand for the extension of terms of rural financing (R$ 543,842 thousand at December 2004), as determined by Law 9138/1995.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(c) Sundry

	Current and long-term			
	BB-Domestic and Foreign branches		BB-Consolidated	
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Salary and other advances	283,206	215,534	283,234	215,545
Accounts receivable—Federal Treasury	309,517	424,970	309,517	424,970
Accounts receivable—credit card operations	1,483,485	1,139,660	1,483,485	1,139,660
Accounts receivable—other	309,411	273,756	318,099	286,897
Tax credits (Note 18)	6,593,956	8,275,362	6,687,379	8,395,995
Sundry debtors—foreign	20,928	37,951	21,039	38,338
Sundry debtors—domestic(i)	4,891,152	3,213,432	4,892,667	3,215,733
Receivables from guarantee deposits(ii)	11,636,892	8,773,622	11,692,254	8,788,786
Income tax and social contribution on net income to offset	1,446,827	71,790	1,459,100	78,940
Receivables from sale of assets and rights	467,719	537,893	470,723	554,907
Other	246,330	510,849	188,895	374,927
Total	27,689,423	23,474,819	27,806,392	23,514,698

(i) Includes the net amount of R$ 3,869,133 thousand equivalent to the total of the Actuarial Asset CVM No. 371 and of the Actuarial Asset relating to the 1997 Contract (R$ 2,128,094 thousand at December 2004 of the PREVI actuarial liability relating to the 1997 contract, less the adjustment account of this liability), as shown in Note 24.e.

(ii) Includes R$ 9,761,651 thousand (R$ 7,129,344 thousand at December 2004) relating to filing appeals of tax claims (Note 17(d)), R$ 1,345,909 thousand (R$ 1,257,739 thousand at December 2004) relating to filing appeals of labor claims and R$ 520,295 thousand (R$ 371,455 thousand at December 2004) relating to other appeals, in the Bank.

9 Other Assets

	Current and long-term			
	BB-Domestic and Foreign branches		BB-Consolidated	
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Non-operating assets	286.755	304.780	293.654	311.867
Supply materials	25.459	23.175	25.459	23.175
Total	312.214	327.955	319.113	335.042

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

10 Deposits

	Current and long-term			
	BB-Domestic and Foreign branches		BB-Consolidated	
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Demand deposits	35,725,505	28,847,272	35,802,362	28,990,880
Related companies	989,667	618,292	989,667	618,292
Individuals	11,575,634	11,020,920	11,582,700	11,025,810
Corporate entities	12,377,894	10,897,679	12,447,889	11,036,057
Financial institutions	173,615	199,994	172,915	199,741
Government	3,031,904	1,869,695	3,031,904	1,869,695
Federal Treasury	254,393	180,168	254,393	180,168
Domiciled abroad	80,323	51,514	80,228	51,358
Restricted	4,178,601	2,987,169	4,179,192	2,987,919
In foreign currency	3,030,357	974,655	3,030,357	974,655
Other	33,117	47,186	33,117	47,185
Savings deposits	32,844,214	31,069,451	32,844,214	31,069,451
Individuals	31,150,349	29,686,772	31,150,349	29,686,772
Corporate entities	1,383,626	1,099,626	1,383,626	1,099,626
Related companies	307,641	280,423	307,641	280,423
Financial institutions	2,598	2,630	2,598	2,630
Interbank deposits	10,291,005	8,027,557	5,382,645	5,768,500
Time deposits	63,211,802	49,540,873	63,494,714	49,664,904
Time deposits	31,533,730	23,891,107	31,816,642	24,015,138
Time deposits in foreign currency	313	730	313	730
Time deposits with automatic renewal	183,671	190,117	183,671	190,117
Remunerated judicial deposits	19,176,562	16,175,849	19,176,562	16,175,849
Special deposits relating to funds and programs (Note 14(c))	12,317,526	9,283,070	12,317,526	9,283,070
Deposits for investments	134,324	38,107	134,324	38,107
Total	142,206,850	117,523,260	137,658,259	115,531,842

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

11 Borrowings—Foreign Borrowings

	BB-Domestic and Foreign branches						
						Total	
	Up to 90 days	From 91 to 360 days	From 1 to 3 years	From 3 to 5 years	From 5 to 15 years	December 31, 2005	December 31, 2004
Exports	136,269	131,633	—	—	—	267,902	147,543
Imports	86,428	59,492	98,724	—	—	244,644	386,650
Bankers*	670,876	—	—	—	—	670,876	11,391,531
Onlent to the public sector	—	450,656	658,817	95,845	1,764,798	2,970,116	3,417,394
Borrowings from BB Group companies overseas	936,124	—	1,639,332	—	—	2,575,456	2,809,883
Borrowings by BB Group companies overseas	299,093	747,691	—	—	—	1,046,784	1,476,395
Total	2,128,790	1,389,472	2,396,873	95,845	1,764,798	7,775,778	19,629,396

	BB-Consolidated						
						Total	
	Up to 90 days	From 91 to 360 days	From 1 to 3 years	From 3 to 5 years	From 5 to 15 years	December 31, 2005	December 31, 2004
Exports	41	491	—	—	—	532	827
Imports	62,486	23,552	98,724	—	—	184,762	278,719
Bankers*	670,876	—	—	—	—	670,876	11,391,531
Onlent to the public sector	—	450,656	658,817	95,845	1,764,798	2,970,116	3,417,394
Borrowings by BB Group companies overseas	287,463	744,100	—	—	—	1,031,563	1,476,420
Total	1,020,866	1,218,799	757,541	95,845	1,764,798	4,857,849	16,564,891

* The reduction in 2005 resulted from the implementation of Bacen Resolution No. 3.265, of March 4, 2005, which unified the floating exchange rate and free exchange rate markets.

Banco do Brasil S.A. policy in respect of its foreign borrowings is to seek the lowest possible cost for the maturity, type of instrument, and its balance sheet profile. The Bank uses the Libor and US Treasury rates, respectively, as references for its financial and capital transactions, constantly monitoring rates in the various markets.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

12 Local Onlendings—Official Institution

Programs	Financial charges	BB-Domestic and Foreign branches		BB-Consolidated	
		December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Federal treasury		4,156,519	3,361,329	4,156,519	3,361,329
Rural credit		4,156,519	3,361,329	4,156,519	3,361,329
Farming and livestock breeding	TR or 9% p.a.	38,496	37,408	38,496	37,408
Cocoa	TJLP + 0.6% p.a. or 6.35% p.a.	40,890	36,593	40,890	36,593
PRONAF	TMS (available) or 1.0% p.a. to 7.25% p.a. (Invested)	3,819,216	2,994,534	3,819,216	2,994,534
RECOOP	5.75% to 7.25% p.a.	257,917	292,791	257,917	292,791
Other	—	—	3	—	3
BNDES	(i)	3,908,357	3,559,403	3,908,357	3,559,403
FINAME	(ii)	4,740,012	3,018,399	4,750,005	3,025,847
Other institutions		555,400	664,656	555,537	664,774
PROHEMP	—	1,042	1,222	1,042	1,222
FBB—Fundec II	—	10,338	13,108	10,338	13,108
FUNCAFÉ	TR or TMS (available) or TJLP + 3% p.a. or 4% p.a. or 5% p.a. (invested)	543,853	650,124	543,853	650,124
Other	—	167	202	304	320
Total		13,360,288	10,603,787	13,370,418	10,611,353

(i) BNDES

- Programs with fixed interest rates: interest paid to the BNDES varies from 3% p.a. to 7.75% p.a.
- Programs with Long-Term Interest Rate (TJLP) or foreign exchange variation: interest paid to the BNDES varies from 0.5% p.a. to 5.5% p.a.

(ii) FINAME

- Programs with fixed interest rates: interest paid to BNDES/FINAME varies from 3.75% p.a. to 11% p.a.
- Programs with TJLP or foreign exchange variation: interest paid to BNDES/FINAME and BNDES/EXIM varies from 1% p.a. to 11.47% p.a.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

13 Funds Obtained in Foreign Capital Markets (in millions)

Transactions	Coupon	Amount	Date of funding	Maturity
a) DIRECT FUND RAISING				
"Global medium-term notes" program(a.1)	9.375% p.a.	US$ 200	Jun/97	Jun/07
"Global medium-term notes" program(a.1)	Zero-cupom	R$200	Dec/04	Dec/07
Subordinated debt	8.5% p.a.	US$ 300	Sep/04	Sep/14
b) FUND RAISING THROUGH SPC				
Securitization of the flow of remittance of funds—dekasseguis(b.1)	7.875% p.a.	US$ 300	Aug/01	Aug/06
Securitization of the flow of electronic remittances (MT—100)(b.2)	7.890% p.a.	US$ 450	Dec/01	Dec/08
Securitization of the flow of electronic remittances (MT—100)(b.2)	Libor 3m+0.60% p.a.	US$ 300	Jul/02	Jun/09
Securitization of the flow of electronic remittances (MT—100)(b.2)	7.890% p.a.	US$ 40	Sep/02	Sep/09
Securitization of the flow of electronic remittances (MT—100)(b.2)	7.26% p.a.	US$ 120	Mar/03	Mar/10
Securitization of the flow of electronic remittances (MT—100)(b.2)	6.55% p.a.	US$ 250	Dec/03	Dec/13
Securitization of credit card receivables—Visanet(b.3)	5.911% p.a.	US$ 178	Jul/03	Jun/11
Securitization of credit card receivables—Visanet(b.3)	4.777% p.a.	US$ 45	Jul/03	Jun/11

Total issued per program:

	Foreign currency - US$	Reais(i)
"Global medium-term notes" program	—	200
"Global medium-term notes" program—GMTN	200	468
Securitization of the flow of electronic remittances (MT—100)	1,160	2,715
Securitization of credit card receivables—Visanet	223	522
Securitization of the flow of remittance of funds—dekasseguis	300	702
Subordinated debt	300	702
Total		5,309

(i) Converted at R$ 2.3399 per US$ 1.00.
a.1) Recorded under Foreign marketable securities.
b.1) Recorded under Foreign marketable securities.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

The transaction was carried out through the Special-Purpose Company (SPC) "Nikkei Remittance Rights Finance Company", incorporated under the laws of the Cayman Islands, on July 16, 2001. The Head Office of this SPC is located at BNP Paribas Private Bank & Trust Cayman Limited, P.O. Box 10632 APO 3rd floor, Royal Bank House, Shedden Road, George Town, Grand Cayman, Cayman Islands, British West Indies. The capital of the SPC is US$1,000.00, divided into 1,000 shares of US$1.00 each. Banco do Brasil S.A. ("BB") does not hold the control, is not a shareholder, the owner, or is a beneficiary of any of the results of operations of the SPC. On August 2, 2001, this SPC entered into an Administration Services Agreement with BNP Paribas Private Bank & Trust Cayman Limited. The SPC has declared that it does not have any subsidiaries, employees or debt, except for the securities described below.

The SPC was incorporated for the sole purpose of carrying out the following transactions: (a) issue and sell securities in the international market; (b) use funds raised with the issue of securities to pay for the purchase of the remittance rights from BB, arising from the foreign currency payment orders made by people in Japan ("dekasseguis") at BB's branches in Japan whose beneficiaries are individuals in Brazil; (c) pay the principal and interest on the securities and make other payments established in the related security issue agreements.

According to the agreements signed, EPE does not have any significant asset other than the resources arising from its equity issued, the remittance rights and the liabilities arising from the issuance contracts. The EPE liability is composed of the issuance of marketable securities, as described in the table below ("Series 2001-1"), with the following characteristics:

Serie	Issue date	Maturity date	Amount (US$)	Term (years)	Coupon (%)	Issue price	Return to the investor	Current rating
2001-1...........	08/10/01	08/05/06	300,000,000	5	7.875	99,6850	7.99%	BBB
		Total	300,000,000					

The Series 2001-1 pay to the international investors, every quarter, interest during the first year and, interest and principal as from the second year. The liabilities are paid by the SPC using funds accumulated in its account and generated by the Remittance Rights. When the amount corresponding to the next interest and/or amortization installment is reached in the SPC's account, the entire excess amount is automatically released to BB.

This structure resulted in the reduction of the Brazil risk and helped obtain an investment grade rating for the transaction which, in the final analysis, reduced BB's fund raising cost. For the beneficiaries of the dekasseguis' remittances in Brazil, nothing changed because even after the sale of the Remittance Rights to the SPC, BB regularly and punctually fulfills all payment orders within the same deadlines as previously.

Under this structure, after five years, the SPC will have repaid all interest and principal of the transaction thus returning the full ownership of the flow of remittances to BB. Based on its analysis of the transaction, BB is not exposed to any potential loss.

b.2) Recorded under Foreign marketable securities. The transaction was carried out through the Special Purpose Company (SPC) "Dollar Diversified Payment Rights Finance Company", incorporated under the

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

laws of the Cayman Islands on November 6, 2001. The Head Office of the SPC is at BNP Paribas Private Bank & Trust Cayman Limited, P.O. Box 10632 APO 3rd floor Royal Bank House, Shedeen Road, George Town, Grand Cayman, Cayman Islands, British West Indies. The capital of the SPC is US$1,000.00, divided into 1,000 shares of US$1.00 each. Banco do Brasil S.A. ("BB") does not hold the control, is not a shareholder, the owner, or is a beneficiary of any of the results of operations of the SPC. On August 2, 2001, this SPC entered into an Administration Services Agreement with BNP Paribas Private Bank & Trust Cayman Limited. The SPC has declared it does not have any subsidiaries, employees or debt, except for the securities described below.

The SPC was incorporated for the sole purpose of carrying out the following transactions: (a) issue and sell securities in the international market; (b) use funds raised with the issue of securities to pay for the purchase from BB of BB's rights on payment orders issued by correspondent banks in the USA and by BB's New York branch, in US dollars, to any BB branch in Brazil. (Remittance Rights); (c) pay the principal and interest on the securities and make other payments established in the related security issue agreements.

The SPC has no material assets other than the funds obtained from the issue of its capital, the Remittance Rights, and the duties arising from the issue agreements. The SPC's liabilities consist of the five issues of securities made in the international capital market, as follows:

Serie	Issue date	Maturity date	Amount (US$)	Term (years)	Coupon (%)	Issue price	Return to the investor	Current rating
2001-1 ...	12/27/01	15/12/08	450,000,000	7	7.890	100.0000	7.89%	BBB/Baa1
2002-1 ...	07/03/02	15/06/09	300,000,000	7	L3M+0.60	100.0000	L3M+0.60	AAA/Aaa
2002-2 ...	09/11/02	15/09/09	40,000,000	7	7.890	100.0000	7.89%	BBB/Baa1
2003-1 ...	03/17/03	15/03/10	120,000,000	7	7.260	100.0000	7.26%	BBB/Baa1
2003-2 ...	12/19/03	16/12/13	250,000,000	10	6.550	100.0000	6.55%	BBB/Baa1
		Total	1,160,000,000					

The liabilities arising from the securities are paid by the SPC using the funds accumulated in its account. When the amount corresponding to the next interest and/or amortization installment is reached in SPC's account, the entire excess amount is automatically released to BB.

This structure resulted in the reduction of the Brazil risk and helped obtain an investment grade rating for the transaction which, in the final analysis, reduced BB's fund raising cost. For the beneficiaries of remittances in Brazil, nothing changed because even after the sale of the Remittance Rights to the SPC, BB regularly and punctually fulfills all payment orders within the same deadlines as previously.

Under this structure, after the final maturity of each transaction, the SPC will have repaid all interest and principal of the transaction thus returning the full ownership of the flow of remittances to BB. Based on its analysis of the transaction, BB is not exposed to any potential loss. b.3) Recorded in Other liabilities—Contracts for assumption of liabilities—Foreign transactions. The transaction was carried out through the Special Purpose Company (SPC) "Brazilian Merchant Voucher Receivables", incorporated under the laws of the Cayman Islands on May 16, 2003. The Head Office of the SPC is at Walkers SPV limited, P.O. Box 908 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

The capital of the SPC is US$1,000.00, divided into 1,000 shares of US$1.00 each. Banco do Brasil S.A. ("BB") does not hold the control, is not a shareholder, the owner, or is a beneficiary of any of the results of operations of the SPC. On July, 10, 2003, the SPC entered into an Administration Services Agreement with Walkers SPV Limited.

The SPC was incorporated for the sole purpose of carrying out the following transactions: (a) issue and sell securities in the international market; (b) use funds raised with the issue of securities to pay for the purchase of the current and future rights of Companhia Brasileira de Meios de Pagamento ("Visanet") against Visa International Service Association on receivables ("Receivables") arising from (i) credit or debit purchases, in any foreign currency processed by Visanet, using Visa cards issued by financial institutions located in Brazil, or (ii) credit or debit purchases, processed by Visanet in foreign currency, made using Visa cards issued by financial institutions located in Brazil; (c) pay the principal and interest on securities and make other payments established in the related security issue agreements.

The SPC stated that it does not have any significant assets other than the funds from the issue of its capital and from the Receivables. It also stated that it does not have significant liabilities other than the obligations arising from the contracts for issue of securities.

The SPC's liabilities consist of two issues of securities carried out in the international capital market, as follows:

Series	Issue date	Maturity date	Amount (US$)	Term (years)	Coupon (%)	Issue price	Return to the investor	Current rating
2003-1...	07/10/03	06/15/11	400,000,000*	8	5.911	100.0000	5.955%	BBB+/Baa1
2003-2...	07/10/03	06/15/11	100,000,000**	8	4.777	95.0000	5.955%	BBB+/Baa1
		Total	500,000,000					

* Pursuant to the Series 2003 Visanet Support Agreement, BB received the amount of US$ 178,473,952, as described in the text below.

** Pursuant to the Series 2003 Visanet Support Agreement, BB received the amount of US$ 44,618,488, as described in the text below.

The liabilities arising from the securities are paid by the SPC using the funds accumulated in its account. When the amount corresponding to the next interest and/or amortization installment is reached in the SPC's account, the entire excess amount is automatically released to Visanet.

Under the structure, which included, among other agreements, the agreement called Series 2003 Visanet Support Agreement, entered into on July 10, 2003 by Visanet, BB and Bradesco, Visanet agreed to transfer to BB the funds arising from the sale of the Receivables, at the ratio of 44.618488%, calculated based on the shareholding interest of BB in Visanet on the transaction closing date, resulting in US$ 223,092,440.00 of funds being raised by BB.

Also under the same agreement, BB agreed to periodically transfer to Visanet amounts equivalent to the Receivables destined by Visanet for the account of the SPC, pursuant to the Receivables purchase and sale agreement, at the ratio of 44.618488%.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

This structure resulted in the reduction of the Brazil risk and helped obtain an investment grade rating for the transaction which, in the final analysis, reduced BB's fund raising cost.

Under this structure, after the final maturity of each transaction, the SPC will have repaid all interest and principal of the transaction thus returning the full ownership of the Receivables to Visanet. Based on its analysis of the transaction, BB is not exposed to any potential loss.

14 Other Liabilities

(a) Foreign exchange portfolio

	Current and long-term BB-Domestic and Foreign Branches and BB Consolidated	
	12.31.2005	12.31.2004
Forward foreign exchange sales pending settlement	16,505,913	6,588,525
Advances in foreign currencies	(4,680)	—
Import financing	(21,634)	(6,963)
Foreign exchange purchase liabilities	7,699,186	7,584,087
Advances on foreign exchange contracts	(6,710,114)	(6,333,352)
Foreign currency payables	26,488	34,006
Unearned income on advances granted	4,450	3,462
Total	17,499,609	7,869,765

(b) Financial and development funds

	Current and long-term BB-Domestic and Foreign Branches and BB-Consolidated	
	13.31.2005	12.31.2004
PIS/PASEP	1,417,062	1,312,029
Merchant Navy	7,350	7,788
Land and Agrarian Reform—BB Banco da Terra	60,590	60,974
Special Lending Program for Agrarian Reform—Procera	324,860	320,157
Consolidation of Family Farming (CAF)	41,488	88,270
Fight against Poverty/Our First Land (CPR/NPT)	60,217	61,636
Other	20,754	16,347
Total	1,932,321	1,867,201

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(c) Fund for Worker Assistance (FAT) and Fund to Guarantee the Increase in Employment and Earnings (FUNPROGER)

FAT is a special accounting and financial fund, established by Law 7998/90, attached to the Ministry of Labor and Employment (MTE) and managed by the Executive Council of the Worker Assistance Fund (CODEFAT). CODEFAT is a collective, tripartite and equal level organization, composed of representatives of workers, employers and government, which acts as the manager of FAT.

The main sources of funding of FAT are contributions payable to the Social Integration Program (PIS) and to the Public Service Employees Savings Program (PASEP).

FAT's objective is to fund the Unemployment Insurance Program (with specific responsibilities for payment of unemployment insurance benefits, professional qualification and requalification, and orientation and intermediation of employment), the Salary Bonus (paragraph 3 of article 239 of the Federal Constitution), and finance programs for economic development as well as to promote employment.

The main actions to promote employment using FAT funds are centralized in the Programs for the Increase in Earnings (PROGER), whose resources are allocated by special deposits, established by Law 8352/91, in official federal financial institutions (including, among others, PROGER in the Urban—Investment and Working Capital—and Rural, the National Program for Strengthening of Family Farming —PRONAF, the program that allocates resources for the purchase of construction materials—FAT Housing, in addition to the special lines such as FAT Rural and Urban Integration and FAT Digital Inclusion).

Banco do Brasil has a partnership with FAT in the conduct of the employment and income generation programs, through special deposits to be applied in Proger, Urban and Rural, in Pronaf, in FAT Housing and in the special lines mentioned above; for this purpose, the Bank offers credit lines directed to mini and small companies, cooperatives, informal economy and rural workers.

The FAT special deposits, allocated with Banco do Brasil, while available, incur interest on a daily "pro rata" basis using the TMS (Average Selic Rate). As they are applied in loans, the interest rate is changed to the TJLP (Long-term Interest Rate) during the effective period of the loans.

The income on the Bank's funds is paid to FAT on a monthly basis, as established in CODEFAT Resolution No. 439, of June 2, 2005.

The Guarantee Fund for Generation of Employment and Earnings (Funproger) is a special accounting fund established on November 23, 1999 by Law 9872, amended by Law 10360/01, and by Law 11110/05, and regulated by Codefat Resolution n.° 409/04, and is managed by Banco do Brasil under the supervision of Codefat/MTE, whose balance at December 31, 2005 is R$ 229,911 thousand (R$ 194,440 thousand at December 31, 2004).

The objective of FUNPROGER is provide guarantees to entrepreneurs who do not have the necessary guarantees of their own to contract PROGER Urbano financing, through the payment of a commission.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

The net assets of FUNPROGER are accumulated through funds arising from the difference between the average SELIC Rate and the Long-Term Interest Rate (TJLP) in respect of the remuneration of the special deposit balances available in the FAT. Other sources of funds are the earnings from its operations and the income on its cash resources paid to Banco do Brasil, the Fund manager.

					Return of FAT funds		
Program	Resolution / TADE	TMS Available(1)	TJLP Invested(2)	Total	Type(*)	Initial date	Final date
PROGER (Rural) and PRONAF		899,939	4,424,713	5,324,652			
Rural 3	129/1996				RA(**)	11/2005	11/2006
	133/1996	5	468	473			
Rural 7	300/2002	125	3,726	3,851	RA(**)	11/2005	07/2011
Rural 8	366/2003	924	17,356	18,280	RA(**)	11/2006	07/2012
Pronaf Custeio	04/2005	639,926	1,698,897	2,338,823	RA(**)	11/2005	—
Pronaf Investimento	05/2005	38,280	1,687,734	1,726,014	RA(**)	11/2005	—
Giro Rural	03/2005	181,552	321,319	502,871	SD(***)	09/2006	07/2008
Rural Investimento	13/2005	39,127	695,213	734,340	RA(**)	11/2005	—
Proger Urbano		222,612	4,856,945	5,079,557			
Urbano Investimento	18/2005	1,006	2,585,191	2,586,197	RA(**)	11/2005	—
Urbano working capital	15/2005	205,003	2,084,823	2,289,826	RA(**)	11/2005	—
Popular company 1—1st tranche	294/2002	4,073	63,500	67,573	RA(**)	11/2005	11/2008
Popular company 1—2nd tranche	294/2002	4,723	81,831	86,554	RA(**)	11/2005	04/2009
Popular company 2	338/2003	7,807	41,600	49,407	RA(**)	11/2005	10/2009
Other		206,514	1,037,656	1,244,170			
Electric appliances	360/2003	259	614	873	RA(**)	11/2005	03/2007
Export 1	347/2003	1,664	2,036	3,700	RA(**)	11/2005	06/2009
Integrate 1	372/2003	133,842	273,101	406,943	RA(**)	11/2005	04/2017
Residence 1	349/2003	7,418	132,194	139,612	RA(**)	11/2005	11/2008
Residence 2	378/2003	12,694	205,808	218,502	RA(**)	11/2005	04/2009
Residence 3	387/2004	14,080	223,477	237,557	RA(**)	11/2005	07/2009
Residence 4	405/2004	10,636	200,313	210,949	RA(**)	11/2005	01/2010
Digital Inclusion	09/2005	25,921	113	26,034	RA(**)	11/2005	—
Total		1,329,065	10,319,314	11,648,379			

(1) Funds remunerated by the TMS: average SELIC rate.
(2) Funds remunerated by the TJLP: long-term Interest rate.
(*) Type: PU (single payment at the end of the period), PAS (annual and successive installments) and PSS (semiannual and successive installments).
(**) automatic return (monthly, 1% over total funds)
(***) available funds

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(d) Sundry

	Current and long-term			
	BB-Domestic and Foreign Branches		BB-Consolidated	
	12.31.2005	12.31.2004	12.31.2005	12.31.2004
Provisions for payments(*)	5,353,513	5,017,189	5,356,895	5,030,876
Creditors by residual value advances	—	—	126,648	103,139
Contracts of assumption of liabilities	980,638	1,148,897	482,577	589,308
Provisions for contingent liabilities (Note 7)	2,993,541	2,754,302	3,022,463	2,788,441
Accounts payable for payment services provided	197,970	225,007	197,970	225,007
Sundry creditors—overseas	35,632	47,496	38,189	34,805
Sundry creditors—domestic	578,280	1,469,697	583,910	1,473,068
Credit card operations	1,384,343	1,025,778	1,384,343	1,025,778
Liabilities for official agreements	97,437	93,200	97,437	93,200
Liabilities for purchase of goods and rights	246,377	317,874	246,377	317,874
Funds restricted to credit operations	109,958	99,597	909,289	925,812
Other	26,793	37,997	26,694	43,727
Total	12,004,482	12,237,034	12,472,792	12,651,035

(*) Includes R$ 3,276,680 thousand (R$ 3,050,654 thousand in December 2004) relating to "PREVI Actuarial Liability of the Informal Plan" (exclusive responsibility of the Bank) and the "CASSI Actuarial Liability" at December 31, 2005 (Note 24(e)).

(e) Subordinated debt

	Current and long-term	
	BB-Domestic and Foreign Branches and BB-Consolidated	
	12.31.2005	12.31.2004
Subordinated debt eligible as capital (i)	7,798,914	6,025,162
Other subordinated debt (ii)	41,404	807,816
Total	7,840,318	6,832,978

(i) As from June 30, 2001, as determined by CMN Vote No. 67 of June 28, 2001 and Bacen-Diret Official Letter 2001/1602 of June 29, 2001, Banco do Brasil has considered the funds from the Central-Western Constitutional Fund (FCO) as subordinated debt and as Level II Reference Equity, because of their low level of obligation and length of term in the Bank.

On September 13, 2004, Banco do Brasil carried out its first international issue in the subordinated debt market. The funding amounts to US$ 300 million (R$ 850,921) with a ten-year maturity. As authorized by the Central Bank of Brazil, the Bank started to consider the amount of this funding, net of the value of free repurchase, as Level II Reference Equity.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(ii) Free repurchase amount.

15 Analysis of Income Statement Items

(a) Banking services fees

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd half 2005	2005	2004	2nd half 2005	2005	2004
Investment funds*	396,764	396,764	—	631,509	1,218,666	993,104
Collections	374,903	725,400	636,592	375,381	726,325	638,130
Collection services	15,680	31,392	25,985	18,403	36,626	31,225
Services rendered to related companies	81,510	510,091	699,646	111,709	216,097	156,240
Fund transfers	63,822	124,428	132,663	63,968	125,635	132,927
Guarantees granted	27,211	69,313	123,039	27,355	69,600	123,153
Settlement and transfer of funds Systems	344,605	647,433	546,556	344,605	647,433	546,556
Examination of requests for exclusion	43,040	82,919	74,175	43,040	82,919	74,175
from CCF						
PASEP administration	27,468	41,089	41,197	27,468	41,089	41,197
Loans contracted	293,507	600,466	591,996	293,507	600,466	591,996
Deposit account fees	111,429	210,654	198,705	111,429	210,654	198,705
Checking account fees	58,099	107,343	102,732	58,099	107,343	102,732
Fees for issuing documents	60,894	120,565	110,394	60,894	120,565	110,394
Fees on register information	26,779	77,214	79,372	26,779	77,214	79,372
Ouro plan	760,626	1,507,443	1,147,969	760,626	1,507,443	1,147,969
Fees for official services	150,956	271,887	248,089	150,956	271,887	248,089
International trade services	10,107	19,049	17,777	10,107	19,049	17,777
Third party collection services	91,662	189,069	170,750	91,662	189,069	170,750
Commissions for administration of public sector debt	24,036	48,061	55,079	24,036	48,061	55,079
Payments on account of third parties	77,511	142,961	137,380	77,511	142,961	137,380
Credit Cards—annual fees	151,632	297,101	254,327	151,632	297,101	254,327
Credit card—commissions of issuing bank	147,509	275,194	221,896	147,509	275,194	221,896
Other	310,512	549,863	498,619	345,179	616,673	533,664
Total	3,650,262	7,045,699	6,114,938	3,953,364	7,648,070	6,606,837

* According to a service agreement signed between the Bank and the funds, as from July 1, 2005 the Bank has been receiving the fees for the distribution and record of investment fund quotas, which were previously paid to DTVM, directly from the funds.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(b) Personnel expenses

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd half 2005	2005	2004	2nd half 2005	2005	2004
Salaries	(1,748,627)	(3,374,383)	(3,111,997)	(1,775,141)	(3,425,590)	(3,154,850)
Benefits	(424,035)	(829,846)	(753,980)	(426,512)	(834,793)	(757,773)
Social charges	(685,776)	(1,300,323)	(1,224,656)	(695,297)	(1,319,197)	(1,240,341)
Training	(34,824)	(51,611)	(51,299)	(34,997)	(51,938)	(51,615)
Directors' fees	(5,002)	(9,850)	(7,759)	(6,002)	(12,209)	(9,210)
Personnel provisions	(572,289)	(1,190,422)	(1,328,829)	(572,289)	(1,190,422)	(1,328,829)
Provisions for labor claims	(180,326)	(234,981)	(238,952)	(180,326)	(234,981)	(238,952)
Labor claim losses	(258,319)	(404,049)	(314,345)	(258,319)	(404,049)	(314,345)
Total	(3,909,198)	(7,395,465)	(7,031,817)	(3,948,883)	(7,473,179)	(7,095,915)

(c) Other administrative expenses

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd half 2005	2005	2004	2nd half 2005	2005	2004
Water, electricity and gas	(119,814)	(238,118)	(202,945)	(119,906)	(238,235)	(203,015)
Rent	(134,133)	(260,650)	(225,829)	(136,686)	(265,733)	(228,604)
Leasing costs	(63,247)	(132,658)	(185,209)	(63,247)	(132,658)	(185,209)
Communications	(396,411)	(801,533)	(715,692)	(403,026)	(814,248)	(722,293)
Maintenance and upkeep	(94,313)	(189,827)	(181,123)	(94,853)	(190,784)	(184,018)
Materials	(65,870)	(137,229)	(141,086)	(66,304)	(138,723)	(141,985)
Data processing	(313,065)	(572,775)	(514,828)	(321,697)	(587,950)	(524,610)
Promotion and public relations	(152,228)	(273,435)	(290,541)	(153,989)	(277,925)	(292,788)
Advertising and publicity	(90,944)	(170,495)	(238,756)	(92,811)	(172,962)	(262,860)
Financial system services	(179,169)	(339,532)	(289,616)	(175,293)	(332,927)	(291,452)
Third party services	(218,165)	(430,474)	(404,886)	(229,793)	(454,784)	(413,699)
Security services	(201,019)	(396,946)	(355,979)	(201,160)	(397,261)	(356,228)
Specialized technical services	(40,114)	(87,337)	(99,186)	(42,322)	(92,321)	(104,597)
Transportation	(172,871)	(341,328)	(366,226)	(173,365)	(342,594)	(367,301)
Domestic travel	(46,706)	(90,791)	(88,846)	(47,607)	(92,807)	(90,887)
Amortization	(79,352)	(146,084)	(102,043)	(82,019)	(149,353)	(103,171)
Depreciation	(243,285)	(495,582)	(407,957)	(243,470)	(495,933)	(408,416)
Expenses with tax and civil lawsuits	(109,767)	(253,384)	(354,469)	(109,767)	(253,384)	(354,469)
Other	(132,098)	(222,541)	(222,764)	(141,670)	(239,626)	(230,152)
Total	(2,852,571)	(5,580,719)	(5,387,981)	(2,898,985)	(5,670,208)	(5,465,754)

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(d) Other operating income

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd half 2005	2005	2004	2nd half 2005	2005	2004
Recovery of charges and expenses	186,697	421,167	600,635	185,340	418,475	599,007
Income from special operations	37,705	79,506	98,493	37,705	79,506	98,493
Income from specific credits	34,513	66,545	52,274	34,513	66,545	52,274
Income from other credit operations	8,345	8,363	8,876	8,345	8,363	8,876
Income from payments of INSS benefits	121,003	249,387	95,167	121,003	249,387	95,167
Income from guarantee deposits	677,853	1,247,103	997,738	677,853	1,247,103	997,738
Income from securities and credits receivable from the Federal Treasury	151,771	285,167	158,248	151,771	285,167	158,248
Dividends received	16,558	37,021	8,885	16,558	37,021	8,885
Equalization of rates—Law 8427	4,864	9,847	17,751	4,864	9,847	17,751
PREVI—Benefit Plan 1	267,629	267,629	—	267,629	267,629	—
Exchange adjustments of credit card transactions	28,546	44,291	33,926	28,546	44,291	33,926
Overdue advances on exchange contracts	5,760	8,559	9,266	5,760	8,559	9,266
Reversal of provisions	6,355	10,999	230,246	6,355	10,999	230,246
Foreign exchange gains	176,097	3,266,147	2,969,518	176,097	3,266,147	2,969,518
Taxes paid in error (Note 27.b)	959,916	1,193,822	383,830	959,916	1,193,822	383,830
Other	199,850	420,244	155,688	207,911	430,614	160,657
Total	2,883,462	7,615,797	5,820,541	2,890,166	7,623,475	5,823,882

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(e) Other operating expenses

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd half 2005	2005	2004	2nd half 2005	2005	2004
Fees for the use of Sisbacen	(6,364)	(11,870)	(8,118)	(6,364)	(11,870)	(8,118)
Expenses on Pasep funds	(977)	(1,338)	(2,426)	(977)	(1,338)	(2,426)
Collection of contributions and federal taxes	(49)	(82)	(96)	(49)	(82)	(96)
Exchange loss on profits from overseas branches at the disposal of the Head Office	(408)	(1,118)	(1,131)	(408)	(1,118)	(1,131)
Discounts granted on renegotiations—credit operations	(40,204)	(82,526)	(86,693)	(40,204)	(82,526)	(86,693)
Expenses from discounts granted on renegotiations—other credits	(2,189)	(2,347)	(1,012)	(2,189)	(2,347)	(1,012)
Updating of the pension liability	(276,189)	(359,451)	(590,588)	(276,189)	(359,451)	(590,588)
Interest on funds allocated for payment of benefits	(120,106)	(234,437)	(75,671)	(120,106)	(234,437)	(75,671)
CASSI—Interest on actuarial liabilities (Adjustments arising from CVM Resolution 371)	(188,373)	(376,746)	(139,860)	(188,373)	(376,746)	(139,860)
Losses with holdups and burglaries	(60,106)	(60,166)	(8)	(60,106)	(60,166)	(8)
Errors and fraud	(26,476)	(49,370)	(33,108)	(26,476)	(49,370)	(33,108)
Expenses with BB premium savings account	(30)	(3,424)	(25,375)	(30)	(3,424)	(25,375)
Expenses with restatement—interest on own capital	(16,834)	(22,729)	(21,730)	(16,834)	(22,729)	(21,730)
BB Personal Banking expenses	(36,165)	(89,606)	(93,810)	(36,165)	(89,606)	(93,810)
Expenses with credit card operations	(60,245)	(129,785)	(183,836)	(60,245)	(129,785)	(183,836)
Expenses with Proagro funds	(2,228)	(4,740)	(2,817)	(2,228)	(4,740)	(2,817)
Provision for devaluation of securitized credits	(170)	(170)	(40)	(4,031)	(7,099)	(55,244)
Provision for guarantees provided	(1,121)	(1,121)	(137,389)	(1,121)	(1,121)	(137,389)
Foreign exchange losses	—	(2,309,772)	(2,148,223)	—	(2,309,772)	(2,148,223)
Law 9138/95—Restatement of funds to be returned to the Federal Treasury	(31,075)	(63,983)	(119,182)	(31,075)	(63,983)	(119,182)
Securitization dekasseguis—liabilities with the SPC*	(7,394)	(18,553)	(37,126)	—	—	—
Securitization SWIFT MT100—liabilities with the SPC*	(88,475)	(180,471)	(219,432)	—	—	—
Other	(141,990)	(245,311)	(257,147)	(168,263)	(307,827)	(321,475)
Total	(1,107,166)	(4,249,116)	(4,184,818)	(1,041,433)	(4,119,537)	(4,047,792)

* These obligations are classified as "Foreign marketable securities" in the consolidated statements because of the consolidation of the foreign special purpose entities.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(f) Non-operating income

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd half 2005	2005	2004	2nd half 2005	2005	2004
Non-operating income	149,272	309,770	219,774	152,574	316,944	228,908
Profit on the sale of assets	9,833	99,262	56,197	9,846	99,529	56,351
Capital gains	58,380	64,165	12,757	58,380	64,333	12,762
Rental income	5,509	10,044	9,090	5,509	10,044	9,090
Valuation of other assets	42,933	64,162	29,200	43,003	64,239	29,351
Reversal of the provision for losses with shares and quotas	433	1,192	247	2,242	4,842	5,644
Profit on the sale of other assets	26,668	61,535	105,133	26,668	61,535	105,133
Other non-operating income	5,516	9,410	7,150	6,926	12,422	10,577
Non-operating expenses	(58,459)	(101,416)	(89,717)	(61,047)	(106,793)	(98,625)
Loss on sale of investments	(12)	(25)	(29)	(145)	(158)	(55)
Loss on sale of assets	(1,409)	(4,172)	(12,134)	(1,426)	(4,204)	(12,236)
Capital losses	(10,987)	(20,481)	(18,750)	(11,047)	(20,585)	(18,788)
Loss in value of other assets	(45,720)	(74,980)	(54,597)	(46,368)	(75,647)	(54,701)
Additional provision for losses with shares and quotas	—	(24)	(31)	(1,730)	(4,465)	(8,180)
Other non-operating expenses	(331)	(1,734)	(4,176)	(331)	(1,734)	(4,665)
Total	90,813	208,354	130,057	91,527	210,151	130,283

16 Stockholders' Equity

(a) Stockholders' equity of R$ 16,849,764 thousand (R$ 14,105,696 thousand at December 31, 2004), equivalent to a net book value of R$ 21.08 per share (R$ 17.65 per share at December 31, 2004) considering the total of 799,359,738 common shares (disregarding treasury stock). The market value of the common share at December 31, 2005 was R$ 42.20 (R$ 32.50 at December 31, 2004).

(b) Of the subscription bonuses issued by the Bank, the remaining balance of 15,993,142 "B" Bonus and 27,028,746 "C" Bonus can be exercised up to the original terms—03.31.2006 to 06.30.2006 and 03.31.2011 to 06.30.2011, respectively.

(c) Capital

Capital was increased during the year from R$ 9,864,153 thousand to R$ 10,797,337 thousand and comprises 810,617,415 common shares with no par value. The Federal Treasury is the controlling stockholder.

The capital increase resulted from the capitalization of the Expansion reserves approved at the Annual and Extraordinary General Meeting of stockholders, held on April 26, 2005, and rectified by the Brazilian Central Bank on June 30, 2005, without the issue of new shares.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(d) Treasury stock

The Bank purchased 10,234,252,464 preferred shares, equivalent to 1.44% of the total capital, as reimbursement to dissident stockholders not in agreement with the conversion of preferred shares into common shares, approved at the Special Preferred Stockholders' Meeting held on June 7, 2002. These shares were converted into 11,257,677 common shares and remain in treasury in accordance with article 45 of Law 6404/76.

(e) Revaluation reserves

These refer to a revaluation of assets carried out by the associated companies Visanet, Kepler Weber, Brasilcap and Brasilseg and by the subsidiary Cobra Tecnologia S.A. The realizations of the reserves in the period, totaling R$ 2,379 thousand (R$ 88 thousand at December 31, 2004), were transferred to the "Retained earnings" account.

(f) Appropriation of net income

	2nd half 2005	2005	2004
Net income	2,174,767	4,153,602	3,024,006
Adjustment to retained earnings	766	3,552	278
Adjusted net income	2,175,533	4,157,154	3,024,284
Legal reserve	108,738	207,680	151,200
Statutory reserve	65,243	124,608	90,720
Interest on own capital	739,821	1,367,986	954,268
Dividends	130,085	130,085	—
Reserves for expansion	1,131,646	2,326,795	1,828,096
Adjusted net income after appropriations	0	0	0

(g) Interest on own capital/Dividends

	2nd half 2005	2005	2004
1. Basis of calculation	2,344,706	4,480,465	3,244,512
a) Net income for the period	2,174,767	4,153,602	3,024,006
b) Legal reserve recorded in the period	(108,738)	(207,680)	(151,200)
c) Adjustment to retained earnings	725	1,172	190
d) Profit sharing	277,911	530,992	371,428
e) Realization of the revaluation reserve in subsidiary and associated companies	41	2,379	88
2. Minimum mandatory statutory dividend (25% of item 1)	586,177	1,120,116	—
3. Interest on own capital considered as dividends	609,264	1,143,204	811,128
4. Withholding Income Tax	130,557	224,782	143,140
5. Interest on own capital payable to stockholders (item 3 + item 4)	739,821	1,367,986	954,268
6. Dividends paid to stockholders	130,085	130,085	—
7. Total paid to stockholders	869,906	1,498,071	954,268

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

In conformity with Laws Nos. 9.249/1995 and 9.430/1996 and the Bank's bylaws, management decided to pay interest on own capital to the stockholders, considered as dividends, plus additional dividends, equivalent in the second half of 2005 to 40% of the net income.

Interest on own capital and the dividends will be paid with interest equivalent to the SELIC rate as from the balance sheet date up to the effective payment date, in accordance with Decree 2673/1998, as amended by Decree 3381/2000.

The total interest on own capital for 2005 amounts to R$ 1,367,986 thousand, which resulted in a reduction of the tax charge of R$ 465,114 thousand.

(h) Retained profits

The capital budget that supports the appropriation to Reserve for Expansion will be submitted to the Annual General Meeting of stockholders that will approve the 2005 financial statements.

(i) Adjustment to market value—securities and derivative financial instruments 209

In accordance with BACEN Circular Letters 3068/01 and 3082/02, this account records the mark-to-market adjustment of securities available for sale, totaling R$ 129,927 thousand (R$ 42,585 thousand at December 31, 2004), net of tax effects. The changes in this stockholders' equity account are as follows:

	December 31, 2004	Net Changes in the period	December 31, 2005
Securities available for sale	Balance		Balance
Bank	74,362	(15,432)	58,929
Subsidiary and associated companies	11,118	97,929	109,046
Tax effects	(42,895)	4,845	(38,048)
Total	42,585	87,342	129,927

	December 31, 2003	Net Changes in the period	December 31, 2004
Securities available for sale	Balance		Balance
Bank	358,095	(283,733)	74,362
Subsidiary and associated companies	8,044	3,074	11,118
Tax effects	(138,315)	95,420	(42,895)
Total	227,824	(185,239)	42,585

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(j) Shareholding positions

As prescribed in paragraphs IV, V, VI and VII of Article 40 of the Bank's by-laws, the shareholding positions are as follows:

Paragraph IV: shareholdings of all those who hold, directly or indirectly, more than 5% of capital:

Stockholders	Total shares	Total %
Federal Treasury	584,778,036	72.1
Banco do Brasil Employees Retirement Fund (PREVI)	112,415,335	13.9
BNDES Participações S.A.—BNDESPAR	46,604,052	5.7

Paragraph V: number and characteristics of the securities issued by the Bank and directly or indirectly held by the controlling stockholder, management and members of the Fiscal Council; and

Paragraph VI: changes in ownership of the parties referred to in the previous paragraph of these securities during the preceding twelve months:

Controlling stockholder - Federal Treasury	2005	2004
Common shares (ON)	584,778,036	584,778,036
Bonus B	—	155,276,743
Bonus C	—	258,794,573

		ON Shares		B Bonds		C Bonds	
Board of Directors	Position	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Bernard Appy	President	01	01	—	—	—	—
Rossano Maranhão Pinto	Vice-president	01	01	—	—	—	—
Carlos Augusto Vidotto	Counselor	02	02	—	—	—	—
Francisco Augusto da Costa e Silva	Counselor	02	02	—	—	—	—
João Carlos Ferraz	Counselor	02	02	—	—	—	—
José Carlos Rocha Miranda	Counselor	01	01	—	—	—	—
Tarcísio José Massote de Godoy	Counselor	01	01	—	—	—	—

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

Fiscal Council	Position	ON Shares		B Bonds		C Bonds	
		December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Rodrigo Pirajá Wienskoski	President	—	—	—	—	—	—
Alon Feuerwerker	Member	—	—	—	—	—	—
Artemio Bertholini	Member	—	—	—	—	—	—
Otávio Ladeira de Medeiros	Member	—	—	—	—	—	—
Vicente de Paulo Barros Pegoraro	Member	1	1	—	—	—	—
Amaury Patrick Gremaud	Deputy	—	—	—	—	—	—
Ernesto Rubens Gelbcke	Deputy	—	—	—	—	—	—
Henrique Jager	Deputy	—	—	—	—	—	—
Marcus Pereira Aucélio	Deputy	—	—	—	—	—	—
Pedro Paulo Bernardes Lobato	Deputy	—	—	—	—	—	—

Executive Board of Directors	Position	ON Shares		B Bonus		C Bonus	
		December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Rossano Maranhão Pinto	President	1	1	—	—	—	—
Adézio de Almeida Lima	Vice-president	2	2	—	—	1	1
Aldo Luiz Mendes	Vice-president	—	—	—	—	—	—
Antônio Francisco de Lima Neto	Vice-president	—	—	—	—	—	—
José Luiz de Cerqueira César	Vice-president	—	—	—	—	—	—
José Maria Rabelo	Vice-president	20	20	6	6	10	10
Luiz Oswaldo Sant'lago Moreirade Souza	Vice-president	2	2	—	—	1	1
Ricardo Alves da Conceição	Vice-president	371	371	111	111	185	185

Notes to the Financial Statements — (Continued) at December 31, 2005 and 2004

All amounts in thousands of reais unless otherwise indicated

Directors	Position	ON Shares		B Bonds		C Bonds	
		December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Augusto Braúna Pinheiro	Director	—	—	—	—	—	—
Clara da Cunha Lopes	Director	—	—	—	—	—	—
Derci Alcântara	Director	33	33	9	9	16	16
Francisco Cláudio Duda	Director	2	—	2	—	1	—
Izabela Campos Alcântara Lemos	Director	—	—	—	—	—	—
José Carlos Soares	Director	219	219	6	6	10	10
José Gilberto Jaloretto	Director	—	—	—	—	—	—
Juraci Masiero	Director	—	—	—	—	—	—
Luiz Gustavo Braz Lage	Director	—	—	—	—	—	—
Manoel Gimenes Ruy	Director	14	14	4	4	6	6
Maria da Graça França	Director	—	—	—	—	—	—
Miguel Oscar Viana Peixoto	Director	—	—	—	—	—	—
Milton Luciano dos Santos	Director	—	—	—	—	—	—
Paulo Euclides Bonzanini	Director	—	—	—	—	—	—
Paulo Rogério Caffarelli	Director	—	—	—	—	—	—
Ricardo José da Costa Flores	Director	19	19	5	5	9	9
Rogério Fernando Lot	Director	—	—	—	—	—	—
Sandro Kohler Marcondes	Director	1	—	—	—	—	—
Sérgio Ricardo Miranda Nazaré	Director	—	—	—	—	—	—
William Bezerra Cavalcanti Filho	Director	—	—	—	—	—	—
Statutory Auditor General		—	—	—	—	—	—
José Luís Prola Salinas	Auditor						

Paragraph VII—number of shares in the market and percentage in relation to the total issued:

BB shares	Number	%
Market	799,359,738	98.6
Total issued	810,617,415	100

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

17 Income Tax and Social Contribution on Net Income

(a) Details of calculation basis

	BB-Consolidated					
	2nd half 2005		2005		2004	
	Income tax	Social contribution	Income tax	Social contribution	Income tax	Social contribution
a) Profit before taxation and after employee profit sharing	3,982,494	3,982,494	7,448,595	7,448,595	4,869,426	4,869,426
Profit before taxation	3,879,876	3,879,876	7,240,563	7,240,563	4,737,556	4,737,556
Net income of foreign entities	(250,388)	(250,388)	(444,580)	(444,580)	(124,683)	(124,683)
Intercompany eliminations	630,176	630,176	1,182,081	1,182,081	626,416	626,416
Employee profit sharing	(277,170)	(277,170)	(529,469)	(529,469)	(369,863)	(369,863)
b) Permanent additions/(deductions)	(1,682,343)	(1,675,621)	(2,596,835)	(2,584,245)	(1,779,410)	(1,798,552)
Equity in the (earnings)/loss of subsidiary and associated companies	(859,687)	(859,687)	(1,067,865)	(1,067,865)	(623,458)	(623,458)
Interest on own capital	(739,821)	(739,821)	(1,367,986)	(1,367,986)	(954,268)	(954,268)
Non-deductible expenses and provisions	217,384	217,382	386,025	386,021	450,963	419,275
Other additions/(deductions)	(300,219)	(293,495)	(547,009)	(534,415)	(652,647)	(640,101)
c) Temporary additions/ (deductions)	3,105,304	3,000,908	4,790,250	4,780,654	2,791,333	2,809,105
Allowance for loan losses	2,921,379	2,921,379	5,416,154	5,416,154	4,560,180	4,560,180
Provision for loss on securities and investments	(54)	(54)	6,815	6,815	6,601	6,705
Provision for pension liabilities	117,814	117,814	(390,652)	(390,652)	(2,004,902)	(2,003,409)
Provision for labor claims, tax contingencies and contingent liabilities	146,109	146,109	143,226	222,868	479,646	500,288
Amortization of goodwill on investments	796	—	1,591	—	6,378	—
Other additions/(deductions)	(80,740)	(184,340)	(386,884)	(474,531)	(256,570)	(254,659)
d) Other additions/(deductions)	(1,054,568)	(1,054,915)	(2,417,761)	(2,420,852)	(2,256,159)	(2,246,647)
Foreign profits	304,366	304,366	304,366	304,366	202,381	202,381
Adjustment—BACEN Resolution 2682/99 and Law 9430/99	(1,381,925)	(1,381,925)	(2,723,559)	(2,723,559)	(2,438,257)	(2,438,257)
Other	22,991	22,644	1,432	(1,659)	(20,283)	(10,771)
e) Taxable income	4,350,887	4,252,866	7,224,249	7,224,152	3,625,189	3,633,331
f) Income tax/social contribution:	1,045,381	379,443	1,751,505	648,367	866,741	325,440
Rate of 15%/9%	656,224	384,345	1,090,298	653,269	549,491	330,427
Additional 10%	437,446	—	726,793	—	366,231	—
Tax incentives	(22,618)	—	(39,915)	—	(22,069)	—
Income tax on profits of foreign entities	(25,671)	(4,902)	(25,671)	(4,902)	(26,912)	(4,987)

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(b) Details of income tax and social contribution expense:

	BB-Consolidated					
	2nd half 2005		2005		2004	
	Income tax	Social contribution	Income tax	Social contribution	Income tax	Social contribution
a) Present Values	(1,064,006)	(379,763)	(1,782,560)	(648,686)	(899,037)	(325,440)
Provision for income tax and social contribution—domestic	(1,046,244)	(379,763)	(1,752,368)	(648,686)	(866,741)	(325,440)
Foreign income tax	(17,762)	—	(30,192)	—	(32,296)	—
b) Deferred tax liabilities	(79,511)	(27,317)	(191,197)	(67,334)	(88,795)	(35,719)
(Provision)/reversal of deferred income tax on the adjustment of the portfolio and depreciation (leasing operations)	(2,515)	—	(6,330)	—	7,438	—
(Provision)/reversal of provision for deferred taxes—positive MTM	7,238	2,407	(4,263)	(1,418)	26,146	8,338
(Provision)/reversal of the provision for deferred income tax—sale of investments in installments (BB—BI)	20	7	341	123	642	231
(Provision)/reversal of provision for deferred taxes-restatement of judicial deposits	(98,346)	(35,404)	(175,626)	(63,226)	(123,021)	(44,288)
(Provision)/reversal of provision for deferred taxes—foreign profits	19,411	8,486	—	—	—	—
(Provision)/reversal of provision for deferred income tax on transactions carried out in the futures market	(5,319)	(2,813)	(5,319)	(2,813)	—	—
c) Provision (a+b)	(1,143,517)	(407,080)	(1,973,757)	(716,020)	(987,832)	(361,159)
d) Deferred tax credits	128,887	(4,126)	137,431	(1,209)	5,749	3,009
Recording/(reversal) of tax credits on temporary Differences	(7,738)	(1,988)	(1,905)	(116)	1,279	(418)
Recording/(reversal) of tax credits on income tax and social contribution losses	135,725	(2,138)	140,868	(1,093)	1,600	3,427
Recording/(reversal) of tax credits—negative MTM	900	—	(1,532)	—	2,870	—
e) Total income tax and social contribution expense (c+d)	(1,014,630)	(411,206)	(1,836,326)	(717,229)	(982,083)	(358,150)

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(c) Reconciliation of income tax and social contribution expense:

	BB-Consolidated		
	2nd half 2005	2005	2004
a) Income tax			
Profit before taxation and profit sharing	3,879,876	7,240,563	4,737,556
Total income tax charge (rate of 25%)	(969,969)	(1,810,141)	(1,184,389)
Charges on interest on own capital	184,955	341,996	238,567
Charges of non-taxable income	449,102	932,812	1,284,322
Charges of non-deductible expenses	(1,071,875)	(2,018,926)	(1,925,668)
Charges of foreign profits	(66,729)	(82,466)	(50,125)
Employee profit sharing	69,293	132,367	92,466
Deferred charges on mark-to-market adjustments	482	155	2,088
Other	367,493	627,962	538,587
Fiscal incentives (workers meal program, culture and others)	22,618	39,915	22,069
Income tax expense	(1,014,630)	(1,836,326)	(982,083)
b) Social contribution			
Profit before taxation and profit sharing	3,879,876	7,240,563	4,737,556
Total social contribution charge (rate of 9%)	(349,189)	(651,651)	(426,380)
Charges on interest on own capital	66,584	123,119	85,884
Charges of non-taxable income	161,508	328,407	460,329
Charges of non-deductible expenses	(385,077)	(726,244)	(694,138)
Charges of foreign profits	(22,491)	(22,491)	(13,227)
Employee profit sharing	24,946	47,654	33,288
Deferred charges on mark-to-market adjustments	172	54	751
Other	92,341	183,923	195,343
Social contribution expense	(411,206)	(717,229)	(358,150)

(d) Litigation: income tax and social contribution on net income

In February 1998, the Bank filed a legal request for full offset of prior year income tax and social contribution on net income losses against taxable income. Since then, the Bank has offset these tax losses in full against income tax and social contribution taxable income and has made judicial deposits of the taxes otherwise due (on 70% of the amount offset). These deposits prompted the Federal District 16th Court to issue a dispatch recognizing the suspension of payment of these taxes until final judgment of the Bank's request, based on article 151, II, of the Tax Code.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

The amounts relating to this matter are as follows:

	December 31, 2005	December 31, 2004
(a) Judicial deposits	7,534,554	5,292,920
Original amounts	5,294,110	4,031,431
Restatement	2,240,444	1,261,489
(b) 70% thereof	5,169,336	3,902,263
Income tax losses incurred up to December 31, 1994	739,067	739,067
Income tax losses incurred after December 31, 1994	2,262,966	1,411,102
Social contribution losses incurred up to December 31, 1994	356,007	356,007
Social contribution losses incurred after December 31, 1994	560,880	560,880
Social contribution to offset (temporary differences up to 1998)	1,250,416	835,207

(c) The offset of income tax and social contribution losses results in the reduction of the deferred tax credits.

(d) The provision relating to the judicial deposit equal to the value of its atualization, recorded in Provision for loss on other receivables without loan characteristics, amounts to R$2,240,444 thousand. Management considers this provision sufficient based on the status of the lawsuit at December 31, 2005.

(e) In the event of an unfavorable decision to the extraordinary appeal which was accepted by the President of the Federal Regional Court—First Region on November 26, 2001 and submitted to the Federal Supreme Court for judgment, the deposits equivalent to the amount of taxes determined to be payable will be transferred to the Federal Revenue Secretariat; the amount of these deposits, net of the provision recorded, will be expensed. The recording of the related tax credits as income will depend on an analysis of their future realization.

(f) In September 2005, the Bank offset the balance of the tax losses and related tax credits recorded as assets. From October 2005, the income tax has been fully paid through the Document for Receipt of Collection of Federal Income (DARF).

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

18 Tax credits

(a) Tax credits recorded as assets

	BB-Consolidated			
	December 31, 2005		December 31, 2004	
	Income tax	Social contribution	Income tax	Social contribution
Nature and origin				
(a) Income tax and social contribution losses	160,165	25,947	4,675,706	38,082
(a.1) Rate (%)	25	9	25	9
(a.2) Tax credit recorded	40,041	2,335	1,168,926	3,427
(b) Timing differences	14,141,943	11,513,782	14,149,563	11,515,074
(b.1) Rate (%)	25	9	25	9
(b.2) Tax credit recorded	3,535,486	1,036,240	3,537,391	1,036,357
(c) Negative mark-to-market adjustments	165,137	158,824	93,913	84,392
(c.1) Rate (%)	25	9	25	9
(c.2) Tax credit recorded	41,284	14,294	23,478	7,595
(d) Social contribution to offset	—	2,001,226	—	2,601,295
(e) Tax credits abroad	4,116	—	10,704	—
(f) Total income tax and social contribution tax credits recorded (a.2 + b.2 + c.2 + d + e)	3,620,927	3,054,095	4,740,499	3,648,674
	Pasep	Cofins	Pasep	Cofins
(g) Negative mark-to-market adjustments	178,041	178,041	146,699	146,696
(g.1) Rate (%)	0.65	4	0,65	4
(g.2) Tax credit recorded	1,157	7,122	954	5,868
(h) Negative futures market adjustments	87,696	87,696	954	5,868
(h.1) Rate (%)	0.65	4	—	—
(h.2) Tax credit recorded	570	3,508	—	—
(i) Total PASEP and COFINS credits recorded (g.2 + h.2)	1,727	10,630	—	—
(j) Total tax credits recorded (f + i)	3,622,654	3,064,725	4,741,453	3,654,542

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(b) Tax credits not recorded as assets

	BB-Consolidated			
	December 31, 2005		December 31, 2004	
	Income tax	Social contribution	Income tax	Social contribution
Nature and origin				
(a) Income tax and social contribution losses	123,709	82,150	613,069	40,040
(a.1) Rate (%)	25	9	25	9
(a.2) Tax credits not recorded	30,927	7,393	153,267	3,604
(b) Timing differences	5,043,681	7,492,913	2,580,551	4,979,061
(b.1) Rate (%)	25	9	25	9
(b.2) Tax credits not recorded	1,260,920	674,362	645,138	448,116
(c) Negative mark-to-market adjustments	4,932	4,932	50,771	50,771
(c.1) Rate (%)	25	9	25	9
(c.2) Tax credits not recorded	1,233	444	12,693	4,569
(d) Accounting losses of foreign entities in countries with favorable taxation	399,623	399,623	547,116	547,116
(d.1) Rate (%)	25	9	25	9
(d.2) Tax credits not recorded	99,906	35,966	136,779	49,240
(e) Tax credits abroad	68,105	—	100,910	—
(f) Total income tax and social contribution credits not recorded (a.2 + b.2 + c.2 + d.2 + e)	1,461,091	718,165	1,048,787	505,529
	Pasep	Cofins	Pasep	Cofins
(g) Negative mark to market adjustments	—	—	1,449	1,452
(g.1) Rate (%)	0.65	4	0.65	4
(g.2) Tax credits	—	—	9	58
(h) Total PASEP and COFINS tax credits not recorded (g.2)	—	—	9	58
(i) Total tax credits not recorded (f + h)	1,461,091	718,165	1,048,796	505,587

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(c) Changes during the period

(i) Tax credits recorded during the period

	BB-Consolidated			
	Year 2005		Year 2004	
	Income tax	Social contribution	Income tax	Social contribution
(a) On income tax and social contribution losses	5,080	—	9,520	3,427
(b) On timing differences	3,959	1,446	4,243	1,493
(c) On negative mark-to-market adjustments	24,426	9,028	6,100	2,172
(d) Tax credits abroad	—	—	—	—
(e) Total income tax and social contribution credits recorded (a + b + c + d)	33,465	10,474	19,863	7,092
	Pasep	Cofins	Pasep	Cofins
(f) On negative mark-to-market adjustments	950	5,847	218	1,343
(g) Total tax credits recorded (e + f)	34,415	16,321	20,081	8,435

(ii) Tax credits reversed during the period

	BB-Consolidated			
	Year 2005		Year 2004	
	Income tax	Social contribution	Income tax	Social contribution
(a) Relating to income tax and social contribution losses	1,133,965	1,092	743,180	—
(b) Relating to timing differences	5,864	1,562	2,964	1,911
(c) Relating to social contribution to offset (MP 1858/99)	—	600,069	—	282,700
(d) Relating to negative mark-to-market Adjustments	6,622	2,329	567	268
(e) Tax credits abroad	6,588	—	6,948	—
(f) Total reversals of income tax and social contribution tax credits (a + b + c + d + e)	1,153,039	605,052	753,659	284,879
	Pasep	Cofins	Pasep	Cofins
(g) Relating to negative mark-to-market Adjustments	176	1,085	50	122
(h) Total tax credits reversed (f + g)	1,153,215	606,137	753,709	285,001

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(d) Deferred tax liabilities

	BB-Consolidated			
	December 31, 2005		December 31, 2004	
	Income tax	Social contribution	Income tax	Social contribution
(a) Arising from sale of investments	272	98	977	352
(b) Arising from mark-to-market adjustments	74,383	26,778	54,474	19,686
(c) Arising from lease portfolio adjustment	35,913	—	29,582	—
(d) Arising from tax incentive depreciation	3	—	3	—
(e) Entities abroad	1,349	—	1,081	—
(f) Arising from restatement of judicial deposits	299,979	107,992	124,351	44,767
(g) Arising from foreign profits	—	—	—	—
(h) Arising from futures market transactions	5,319	2,813	—	—
(i) Total deferred income tax and social contribution liabilities (a + b + c + d + e + f + g + h)	417,218	137,681	210,468	64,805
	Pasep	Cofins	Pasep	Cofins
(j) Arising from mark-to-market adjustments	2,028	12,482	1,486	9,141
(k) Arising from restatement of judicial deposits	8,180	50,337	3,391	20,867
(l) Arising from futures market transactions	213	1,311	—	—
(m) Total deferred tax liabilities (i + j + k + l)	427,639	201,811	215,345	94,813

(e) Estimates of the realization of tax credits recorded (tax losses, timing differences, negative mark-to-market adjustments on derivatives and social contribution available for offset)

	Banco do Brasil	
	December 31, 2005	
	Nominal value	Present value
In 2006	2,053,000	1,951,000
In 2007	1,874,000	1,777,000
In 2008	1,788,000	1,674,000
In 2009	811,000	721,000
Total tax credits	6,526,000	6,123,000

During 2005, the tax credits realized by the Bank amounted to R$ 1,714,779 thousand, 70.57% of the projection for the year (R$ 2,430,000).

The above estimates of realization of tax credits were based on a technical study carried out as of December 31, 2005.

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated

(f) Other information

(f.1) The tax credits were recorded at the current rates calculated on their respective bases. The rules established by CMN Resolution 3059/2002 for the recording, maintenance and reversal/use of the credits are being followed.

(f.2) The tax credits recorded include Social Contribution to Offset relating to tax credits calculated at the rate of 18% on tax losses and temporary differences existing on December 31, 1998. Provisional Measure (MP) 1.858/99 (current MP 2158-35/2001) reduced the rate of social contribution from 18% to 8% and authorized the maintenance of this credit classified in Other Receivables—Sundry. At December 31, 2005, the balance of this account amounted to R$ 2,001,226 thousand.

Since January 1, 2003, the rate for social contribution on net income is 9%, in conformity with Law 10637/2002.

(f.3) The projections of offset of tax credits recorded as assets in the Bank are classified in two groups. The first arises from tax losses (income tax and social contribution on net income losses) and Social Contribution on Net Income (CSLL) to offset, whose projection for offset is linked to the ability to generate IRPJ and CSLL taxable income in future years. The second group arises from temporary differences, whose ability for offset arises from changes in the provisions (estimates of realization, of reversals, write-offs and use).

(f.4) In September 2005, the Bank offset the balance of the IRPJ tax credits arising from tax losses. The realization of the nominal amounts of the other tax credits recorded as assets, based on a technical study prepared by the Bank (as of December 31, 2005), is estimated in four years, in the following proportions:

	CSLL to offset	Temporary differences
In 2006	29%	32%
In 2007	26%	30%
In 2008	30%	26%
In 2009	15%	12%

This study also shows the tax credits recorded as assets at present values based on the average funding rate of the Bank.

(f.5) The Bank has recorded IRPJ, CSLL, PASEP and COFINS tax credits on the negative mark-to-market adjustments of securities and derivative financial instruments recorded in a separate account in Stockholders' equity. The Bank has only recognized PASEP and COFINS tax credits on negative mark-to-market adjustments recorded in income for the period, in compliance with the rules included in CMN Resolution 3059/2002 and BACEN Circular 3171/2002 (Note 3, items "d" and "e").

IRPJ, CSLL, PASEP and COFINS deferred tax liabilities have been recorded on the positive mark-to-market adjustments of securities and derivative financial instruments recorded in income and in a separate account in Stockholders' equity (Note 3, items "d" and "e").

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

19 Equity in the Earnings (Loss) of Subsidiary and Associated Companies

Significant investments in Brazil and abroad are stated on the equity method of accounting, in conformity with BACEN and CVM instructions, and are classified in an investment account in permanent assets.

The equity accounting adjustments were recorded in the account "Equity in the earnings (loss) of subsidiary and associated companies" as follows:

(a) BB-Domestic and Foreign branches

					Equity in the earnings (loss)		Book value	
Description	Paid in capital	Adjusted stockholder's equity	Our ownership %	Dividends/ Interest on own capital	Operational	Foreign exchange variations	12.31.2005	12.31.2004
SUBSIDIARIES								
BAMB-Brazilian American Merchant Bank	994,458	1,415,406	100.00	—	179,423	(161,350)	1,415,406	1,370,895
Banco do Brasil A.G. Vienna (Austria)	52,063	81,441	100.00	—	3,285	(23,874)	81,441	102,030
BB-Leasing Company Ltd.	—	78,814	100.00	—	4,506	(9,962)	78,813	84,270
BB-Administração de Cartões de Crédito S.A.	9,300	24,883	100.00	5,134	5,926	—	24,883	25,898
BB-Administradora de Consórcios S.A.	14,100	14,447	100.00	6,593	9,644	—	14,447	11,396
BB-Corretora de Seguros e Admin. de Bens S.A.	26,918	35,010	100.00	56,046	56,429	—	35,010	34,939
BB-Administradora de Ativos-Distribuidora de Títulos e Valores Mobiliários S.A.	99,628	118,383	100.00	263,049	268,725	—	118,383	120,088
BB-Banco de Investimento S.A.	1,589,399	1,714,940	100.00	871,208	564,765	—	1,714,940	2,011,544
BB-Leasing S.A. - Arrendamento Mercantil	61,860	25,023	100.00	—	3,849	—	25,023	21,174
Banco Popular do Brasil S.A.	116,550	28,847	100.00	—	(62,117)	—	28,847	90,961
Cobra Tecnologia S.A.	17,183	—	99.35	620	19,880	—	—	—
ASSOCIATED COMPANIES								
CADAM	183,904	356,862	21.64	1,013	(2,479)	—	77,225	80,718
SUBTOTAL	—	—	—	1,203,663	1,051,836	(195,186)	3,614,418	3,953,913
Abroad								
Foreign exchange gain/ losses in branches	—	—	—	—	—	(449,011)	—	—
Increase/decrease in stockholders' equity arising from other changes	—	—	—	—	3,640	—	—	—
TOTAL	—	—	—	1,203,663	1,055,476	(644,197)	3,614,418	3,953,913

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(b) BB-Consolidated

Description	Paid in capital	Adjusted stockholder's equity	Our ownership %	Equity in the earnings (loss)					Book value	
				Dividends/ Interest on own capital	Operational	Foreign exchange variations	Reversal	(Goodwill /Negative goodwill) (A))	12.31.2005	12.31.2004
1) Investments of Banco do Brasil S.A.										
SUBSIDIARIES										
BB-Administradora de Cartões de Crédito S.A.	9,300	24,883	100.00	5,134	5,926	—	—	—	24,883	25,898
BB-Administradora de Consórcios S.A.	14,100	14,447	100.00	6,593	9,644	—	—	—	14,447	11,396
BB-Corretora de Seguros e Admin. de Bens S.A.	26,918	35,010	100.00	56,046	56,429	—	—	—	35,010	34,939
Cobra Tecnologia S.A.	17,183	—	99.35	620	19,880	—	—	—	—	—
ASSOCIATED COMPANIES										
CADAM S.A.	183,904	356,862	21.64	1,013	(2,479)	—	—	—	77,225	80,718
SUBTOTAL (1)	—	—	—	69,406	89,400	—	—	—	151,565	152,951
2) Investments of BB-BI Banco de Investimento										
ASSOCIATED COMPANIES										
Brasilseg Participações S.A.	84,290	212,558	70.00	22,400	31,515	—	—	—	148,790	136,563
Cia. De Seguros Aliança do Brasil S.A.	129,861	271,788	70.00	91,332	107,823	—	—	—	190,251	173,880
Brasilprev	77,687	247,983	49.99	50,887	71,066	—	—	(3,099)	127,065	108,005
Brasilcap	79,054	200,028	49.99	63,838	77,931	—	—	—	99,994	82,553
Brasilsaúde	39,726	47,500	49,92	569	3,499	—	—	111	23,601	20,668
Cia. Brasileira de Meios de Pagamento	74,534	377,162	32.00	52,299	133,286	—	—	—	120,804	39,804
Seguradora Brasileira de Crédito à Exportação	9,165	16,726	12.088	141	252	—	—	—	2,022	1,910
Cibrasec (B)	68,475	64,914	9.09	579	383	—	—	—	—	5,592
Itapebi	150,000	237,855	19.00	13,465	17,253	—	—	—	45,193	41,862
Kepler Weber	86,230	78,341	24.38	634	(8,362)	—	—	—	19,100	28,097
Cia Bras. Soluções e Serviços (C)	8,720	23,583	40.345	—	6,075	—	—	—	6,422	—
Ativos S.A.	4,577	25,973	74.50	25,126	27,132	—	—	—	19,665	17,658
BAF S.A (D)	203,498	4,369	100.00	—	(23,719)	—	23,719	—	4,369	28,089
SUBTOTAL (2)	—	—	—	321,270	444,134	—	23,719	(2,988)	807,276	684,681
3) Investments of BAMB —Brazilian American Merchant Bank										
SUBSIDIARIES										
BBTUR—Viagens e Turismo Ltda (2)	9,633	12,370	99.00	—	5,498	1,787	—	—	12,246	15,390
Ativos S.A. (2)	4,577	25,973	25.50	—	8,409	787	—	—	6,623	6,044
Other	—	—	—	—	12	—	—	—	2	16
SUBTOTAL (3)	—	—	—	—	13,919	2,574	—	—	18,871	21,450

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

Description	Paid in capital	Adjusted stockholder's equity	Our ownership %	Equity in the earnings (loss): Dividends/ Interest on own capital	Operational	Foreign exchange variations	Reversal	(Goodwill /Negative goodwill) (A))	Book value: 12.31.2005	12.31.2004
4) Investments of BB – Leasing Associated Companies Ltd.										
BBTUR—Viagens e Turismo Ltda. (2)	9,633	12,370	1.00	—	74	—	—	—	124	155
SUBTOTAL (4)	—	—	—	—	74	—	—	—	124	155
5) Investments of BB-DTVM Administração de Ativos—Distribuidora de Títulos e Valores Mobiliários S.A.										
ASSOCIATED COMPANIES—(not valued on the equity method										
PRONOR	—	—	12.02	—	14	—	—	—	20,722	20,722
SUBTOTAL (5)	—	—	—	—	14	—	—	—	20,722	20,722
Abroad										
Foreign exchange gain/ losses in branches	—	—	—	—	—	(449,011)	—	—	—	—
Foreign exchange gain/ losses in subsidiaries	—	—	—	—	—	(195,186)	—	—	—	—
Increase/decrease in stockholders' equity arising from other movements,										
TOTAL	—	—	—	390,676	551,181	(641,623)	23,719	(2,988)	998,558	879,959

(A) The goodwill recorded on the acquisition of investments was based on the estimate of future profitability and the negative goodwill was based on other economic reasons.

(B) As from the 2nd half of 2005, this investment is being recorded at cost because of the reduction in the percentage holding from 10% to 9.09%.

(C) The capital reserve of R$7,665 thousand relating to subscription bonus was not included in the calculation of the adjusted stockholders' equity because the bonus is recorded as marketable securities of this Company.

(D) The agreements for dissolution of the partnership in Maxblue Américas Holdings S.A. were signed on December 19, 2003, through which BB BI assigned its 49.90% interest in the Company in exchange for a 100% interest in Maxblue DTVM S.A. The Extraordinary General Meeting of shareholders held on December 5, 2004 changed the name of Maxblue DTVM S.A. to "Brasil Aconselhamento Financeiro e DTVM S.A". The Extraordinary General Meeting held on July 26, 2004 approved the change in the bylaws, with the change in name to "Brasil Aconselhamento Financeiro S.A.", as well as the change in the Company's objectives, no longer characterizing it as a securities broker. The Annual General Meeting held on April 30, 2005 approved the Company's extrajudicial liquidation. As from the 2nd half of 2005, the Company has not been recorded on the equity method of accounting. A provision for loss of R$3,920 thousand was recorded.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

20 Related-party Transactions

The transactions carried out between companies of the group are:

	December 31, 2005		December 31, 2004	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)
Cash and cash equivalents	4,947	—	1,406	—
Foreign subsidiaries	4,947	—	1,406	—
Short-term interbank deposits	3,462,333	285,449	285,885	301,004
Foreign subsidiaries	2,936,388	216,762	—	262,381
BB-Banco de Investimento S.A.	—	—	—	2,995
BB-Leasing S.A.—Arrendamento Mercantil	445,945	68,687	265,762	35,628
BB-Banco Popular do Brasil S.A.	80,000	—	20,100	—
Dollar Diversified Payment Rights Finance Company	—	—	23	—
Securities	176,171	(4,012)	107,334	(3,748)
BB-Banco de Investimento S.A.	—	—	439	—
BB-Leasing S.A.—Arrendamento Mercantil	7	—	9,394	—
BB-Administração de Ativos—DTVM S.A.	—	(59)	—	(1,205)
BB-Corretora de Seguros e Administradora de Bens S.A.	—	—	—	(1,485)
BB-Administradora de Cartões de Crédito S.A.	—	(2,843)	—	(320)
Brasil Aconselhamento Financeiro S.A.	—	—	—	(335)
BB-Administradora de Consórcios S.A.	—	(1,110)	—	(403)
Dollar Diversified Payment Rights Finance Company	176,164	—	97,501	—
Loan operations	92,820	364,845	68,593	606,580
Foreign subsidiaries	—	1,278	—	1,665
BB-Leasing S.A.—Arrendamento Mercantil	69,464	13,259	68,216	9,540
BB-Administração de Ativos—DTVM S.A.	386	350,308	377	595,375
Cobra Tecnologia S.A.	22,970	—	—	—
Other receivables	591,565	—	554,161	—
BB-Banco de Investimento S.A.	277,692	—	211,667	—
BB-Leasing S.A.—Arrendamento Mercantil	2,644	—	3,106	—
BB-Administração de Ativos—DTVM S.A.	148,380	—	168,523	—
BB-Administradora de Cartões de Crédito S.A.	269	—	10,108	—
BB-Corretora de Seguros e Adm de Bens S.A.	79,810	—	63,889	—
Cobra Tecnologia S.A.	711	—	1,100	—
BB-Banco Popular do Brasil S.A.	13,579	—	21,728	—
BB-Administradora de Consórcios S.A.	1,623	—	3,572	—
Brasil Aconselhamento Financeiro S.A.	100	—	119	—
BB-Tur Viagens e Turismo Ltda.	14,917	—	3,914	—
Ativos S.A.	234	—	305	—
Dollar Diversified Payment Rights Finance Company	2	—	3	—
Nikkei Remittance Rights Finance Company	51,604	—	66,127	—

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

	December 31, 2005		December 31, 2004	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)
Demand deposits	(6,007)	—	(5,499)	—
Foreign subsidiaries	(95)	—	(156)	—
BB-Banco de Investimento S.A.	(112)	—	(97)	—
BB-Leasing S.A.—Arrendamento Mercantil	(32)	—	(54)	—
BB-Administração de Ativos—DTVM S.A.	(556)	—	(101)	—
BB-Administradora de Cartões de Crédito S.A.	(42)	—	(126)	—
BB-Corretora de Seguros e Adm de Bens S.A.	(806)	—	(938)	—
BB-Tur Viagens e Turismo Ltda.	(3,540)	—	(3,582)	—
Cobra Tecnologia S.A.	(775)	—	(420)	—
Brasil Aconselhamento Financeiro S.A.	(21)	—	(12)	—
BB-Administradora de Consórcios S.A.	(2)	—	—	—
Ativos S.A.	(26)	—	(13)	—
Interbank deposits	(9,450,135)	—	(7,614,510)	—
Foreign subsidiaries	(9,450,135)	—	(7,614,510)	—
Deposits received under security repurchase agreements	(1,052,577)	(177,821)	(1,307,089)	(89,641)
Foreign subsidiaries	(47,363)	—	(53,576)	—
BB-Banco de Investimento S.A.	(296,491)	(81,413)	(529,697)	(20,467)
BB-Leasing S.A.—Arrendamento Mercantil	—	(257)	(1,688)	(136)
BB-Administração de Ativos—DTVM S.A.	(362,600)	(61,545)	(329,048)	(42,612)
BB-Administradora de Cartões de Crédito S.A.	(132,790)	(2,518)	(186,111)	(4,632)
BB-Corretora de Seguros e Adm de Bens S.A.	(168,563)	(22,465)	(144,318)	(16,745)
BB-Banco Popular do Brasil S.A.	(15,008)	(6,866)	(47,048)	(3,668)
BB-Administradora de Consórcios S.A.	(21,130)	(2,089)	(10,133)	(468)
Brasil Aconselhamento Financeiro S.A.	(6,594)	(215)	(5,470)	—
BB-Tur Viagens e Turismo Ltda.	(2,038)	(453)	—	(913)
Funds from acceptance and issue of securities	(30,154)	—	(83,403)	—
Foreign subsidiaries	(30,154)	—	(83,403)	—
Foreign borrowings	(2,963,122)	(10,576)	(3,104,347)	(15,195)
Foreign subsidiaries	(2,963,122)	(10,576)	(3,104,347)	(15,195)
Foreign onlendings	(587,075)	—	(740,377)	(17,862)
Foreign subsidiaries	(587,075)	—	(740,377)	(17,862)
Derivative financial instruments	(1,190)	30,114	(30,107)	2,193
Foreign subsidiaries	(736)	27,246	(29,584)	—
BB-Banco de Investimento S.A.	—	1,372	(417)	200
BB-Leasing S.A.—Arrendamento Mercantil	—	1,496	—	2,314
BB-Administradora de Cartões de Crédito S.A.	(41)	—	(101)	—
BB-Corretora de Seguros e Adm de Bens S.A.	—	—	—	(321)
BB-Administradora de Consórcios S.A.	(413)	—	(5)	—

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

	December 31, 2005		December 31, 2004	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)
Other liabilities	(3,210,121)	—	(3,951,754)	—
Foreign subsidiaries	(498,061)	—	(573,918)	—
BB-Leasing S.A.—Arrendamento Mercantil	(23)	—	(38)	—
BB-Administradora de Cartões de Crédito S.A.	(47,806)	—	—	—
BB-Administração de Ativos—DTVM S.A.	(5,098)	—	(4,746)	—
Cobra Tecnologia S.A.	(81,421)	—	(20,385)	—
BB-Tur Viagens e Turismo Ltda.	(263)	—	(5,253)	—
BB-Banco Popular do Brasil S.A.	(1,720)	—	—	—
Dollar Diversified Payment Rights Finance Company	(2,425,281)	—	(2,963,793)	—
Nikkei Remittance Rights Finance Company	(150,448)	—	(383,621)	—
Reimbursement of costs	—	—	—	(4,226)
BB-Administração de Ativos—DTVM S.A.	—	—	—	(4,226)
Other operating income	—	32,962	—	72,415
Foreign subsidiaries	—	4,780	—	54,266
BB-Banco de Investimento S.A.	—	14,218	—	2,596
BB-Administração de Ativos—DTVM S.A.	—	10,232	—	4,587
BB-Administradora de Cartões de Crédito S.A.	—	—	—	5,876
BB-Corretora de Seguros e Adm de Bens S.A.	—	388	—	5,056
BB-Tur Viagens e Turismo Ltda.	—	—	—	34
Ativos S.A.	—	1,802	—	—
Dollar Diversified Payment Rights Finance Company	—	1,542	—	—
Other administrative/operating expenses	—	(181,098)	—	(94,103)
BB-Administração de Ativos—DTVM S.A.	—	(10,152)	—	(8,870)
BB-Banco Popular do Brasil S.A.	—	(9,068)	—	—
BB-Administradora de Cartões de Crédito S.A.	—	(16)	—	(62)
Brasil Aconselhamento Financeiro S.A.	—	(9,950)	—	(9,950)
Cobra Tecnologia S.A.	—	(56,039)	—	(74,235)
Ativos S.A.	—	—	—	(986)
BB-Tur Viagens e Turismo Ltda.	—	(4)	—	—
Dollar Diversified Payment Rights Finance Company	—	(88,475)	—	—
Nikkei Remittance Rights Finance Company	—	(7,394)	—	—

Other receivables include accounts receivable from related parties, dividends and interest on own capital receivable.

Transactions carried out between the companies included in the consolidation are eliminated on consolidation (Note 2.b).

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

21 Operating Limits—Basel Agreement

At December 31, 2005, the referential stockholders' equity exceeded the minimum required by the Brazilian Central Bank by R$ 8,803,162 and the coefficient of capital adequacy was 17.11% (15.20% as of December 31, 2004), while the minimum required is 11%.

The risk-weighted assets are as follows:

	BB-Consolidated	
	December 31, 2005	December 31, 2004
Cash and cash equivalents	2,867,948	2,683,303
Credits and securities issued or guaranteed by the Brazilian Government	69,852,160	71,377,781
Deposits with the Brazilian Central Bank	23,418,515	21,930,975
Receivables from related companies	14,579	69,177
Specific credits—rescheduling of rural credits	610,151	543,841
Foreign exchange portfolio	644,527	1,201,834
Other	1,839,911	1,128,037
Total subject to zero-risk	99,247,791	98,934,948
Foreign currency funds	445,780	11,177,281
Clearing services for checks and other papers	881,979	54,044
Foreign exchange portfolio	666,149	593,602
Deposits with other banks	2,568,960	1,640,298
Investments in gold	3,723	3,260
Total subject to 20% risk	4,566,591	13,468,485
Weighted amount	913,318	2,693,697
Funds applied in interbank deposits	20,821,165	13,295,398
Foreign exchange portfolio	7,201,602	6,208,834
Foreign securities	232,279	246,442
Other	194,935	418,770
Total subject to 50% risk	28,449,980	20,169,444
Weighted amount	14,224,990	10,084,722
Loan operations	85,802,372	74,680,264
Property and equipment in use	3,119,294	3,052,353
Leased assets	788,181	537,315
Investments	1,034,234	888,550
Securities	4,169,362	4,023,571
Foreign exchange portfolio	643,448	525,713
Memorandum accounts	(9,507,773)	(8,732,023)
Other	18,377,266	14,478,359
Total subject to 100% risk	104,426,384	89,454,102
Weighted amount	104,426,384	89,454,102
Deferred tax credits—income tax and social contribution on net income	6,677,789	8,315,575
Total subject to 300% risk	6,677,789	8,315,575
Weighted amount	20,033,367	24,946,725
Total assets subject to risk weighting	243,368,535	230,342,554
Total weighted amount	139,598,059	127,179,246

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

The calculations of the required stockholders' equity and the adequacy coefficient are as follows:

	BB-Consolidated	
	December 31, 2005	December 31, 2004
(a) Assets subject to risk weighting	243,368,535	230,342,554
(b) AWR (assets weighted by risk)	139,598,059	127,179,246
(c) SWAP credit risk	1,112,598	982,191
(d) Requirement of stockholders' equity on AWR (11% of b)	15,355,787	13,989,717
(e) Requirement of stockholders' equity on SWAP (20% of c)	222,520	196,438
(f) Requirement of stockholders' equity on interest rate exposure	257,619	326,441
(g) Required stockholders' equity (RSE): d + e + f	15,835,925	14,512,596
(h) Referential equity amount (RE)	24,639,087	20,050,437
Level I	16,816,822	13,999,558
Capital	10,797,337	9,864,153
Capital reserves	4,778	4,769
Revenue reserves	6,020,150	4,294,251
Adjustment to market value—securities and derivatives	129,926	42,585
Treasury stock	(125,779)	(125,779)
Tax credits excluded from Level I of RE	(9,590)	(80,421)
Level II	7,822,265	6,050,879
Subordinated debts eligible as capital	7,798,914	6,025,162
—Funds obtained from the FCO	7,126,141	6,025,162
—Funds obtained abroad	672,773	—
Revaluation reserves	23,351	25,717
(i) Ratio between Referential equity amount to required stockholders' equity: RE and RSE (h/g)	1,56	1,38
(j) Surplus/(insufficiency) of stockholders' equity: RE - RSE (h-g)	8,803,162	5,537,841
(l) Margin/(surplus) of leverage: (j x 100)/11	80,028,747	50,344,007
(m) Basel Ratio: RE x 100/(RSE/0,11)	17,11	15,20

22 Profit Sharing

In the second half of 2005, the Bank recorded a provision of R$ 277,911 thousand (R$ 191,328 thousand in the second half of 2004) and R$ 530,992 thousand in the full year of 2004 (R$ 371.428 thousand in the full year of 2005), relating to employees' and officers' profit sharing.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

23 Balance Sheet by Currency and Foreign Exchange Exposure

The purpose of this balance sheet is to show the assets and liabilities in foreign currency in Brazil and abroad.

	BB-Consolidated					
	December 31, 2005				December 31, 2004	
			Foreign currency		Foreign currency	
	Balance Sheet	Local currency	Brazil	Abroad	Brazil	Abroad
ASSETS	252,976,988	205,844,808	10,552,707	36,579,473	21,521,124	27,859,850
Current Assets and Long-Term Receivables	247,396,627	200,448,877	10,530,457	36,417,293	21,492,617	27,652,236
Cash and cash equivalents	5,827,663	2,669,641	570,682	2,587,340	11,347,569	1,664,672
'Short-term interbank investments	28,995,923	7,610,201	58,748	21,326,974	357,190	13,855,698
Securities and derivative financial instruments	66,470,116	62,660,367	405,447	3,404,302	1,509,287	2,990,785
Interbank accounts	24,403,915	24,403,050	—	865	610	395
Interdepartmental accounts	121,311	121,311	—	—	—	—
Loan and lease operations	85,961,141	75,520,510	1,484,242	8,956,389	917,371	8,741,149
Other receivables and assets	35,616,558	27,463,797	8,011,338	141,423	7,360,590	399,537
Permanent Assets	5,580,361	5,395,931	22,250	162,180	28,507	207,614
Investments	1,045,217	994,296	22,250	28,671	28,507	34,183
Property and equipment	3,119,294	2,985,785	—	133,509	—	173,431
Leased assets	812,106	812,106	—	—	—	—
Deferred charges	603,744	603,744	—	—	—	—
LIABILITIES	252,976,988	206,985,551	21,793,569	24,197,868	20,476,178	28,327,253
Current and Long-Term Liabilities	236,002,662	190,011,225	21,793,569	24,197,868	20,476,178	28,327,253
Deposits	137,658,259	120,790,847	3,031,608	13,835,804	973,268	15,348,804
Demand deposits	35,802,362	31,694,928	3,031,295	1,076,139	972,538	1,014,683
Savings deposits	32,844,214	32,844,214	—	—	—	—
Interbank deposits	5,516,969	1,053,259	—	4,463,710	—	4,781,943
Time deposits	63,494,714	55,198,446	313	8,295,955	730	9,552,178
Deposits received under security repurchase agreements	30,508,259	29,562,992	—	945,267	—	1,226,410
Funds from acceptance and issue of securities	3,165,651	—	—	3,165,651	—	4,123,185
Interbank accounts	980,153	963,175	—	16,978	—	5,513
Interdepartmental accounts	1,972,847	568,792	1,404,055	—	1,262,918	—
Borrowing and onlendings	18,228,743	13,370,418	856,646	4,001,679	11,673,538	4,893,813
Derivative financial instruments	570,821	570,821	—	—	—	—
Other liabilities	42,917,929	24,184,180	16,501,260	2,232,489	6,566,454	2,729,528
DEFERRED INCOME	124,562	124,562	—	—	—	—
STOCKHOLDERS' EQUITY	16,849,764	16,849,764	—	—	—	—

Banco do Brasil does not follow the policy of incurring exposure in foreign currency which requires capital for its coverage, and stays within the 5% exposure limit in relation to the Reference Equity, as prescribed by CMN Resolution No. 2.891, of September 26, 2001. The foreign exchange exposure at December 31, 2005 was R$ 630,619 thousand (R$ 188,264 thousand at December 31, 2004).

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

The Brazilian Central Bank authorized the use of a methodology which considers the exposure in Euro, U.S. dollar, Swiss franc, Yen, Pound sterling and Gold as one currency, incorporating the diversification effect in the calculation of the foreign exchange exposure. In order to improve foreign exchange risk management, Banco do Brasil adopted this methodology.

24 Retirement and Pension and Health Plans—Post-Employment Benefits

(a) Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI

Banco do Brasil is the sponsor of Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) which provides participants and their dependents with benefits which are complementary or similar to those of the Basic Government Retirement Plan. The plans offered through PREVI are of defined contribution (Plano Previ Futuro) or defined benefit (Plan 1), the latter having adopted the capitalization method for actuarial calculations. At December 31, 2005, the number of participants was 135,844, of which 79,787 are active and 56,057 retired employees.

(a.1) The funding of the vested and unvested benefits is summarized as follows:

(i) Participants employed before April 14, 1967, who were not retired and who were not in a position on that date to request their retirement, contemplated in the contract signed on December 24, 1997 between the Bank and PREVI (Plan 1): The sponsor assumes the commitment for the payment of pensions for this group; the mathematical reserves which guarantee the benefits are fully funded. The pension rights of this group of participants are characterized as a defined benefit.

(ii) Participants employed between April 15, 1967 and December 23, 1997 (Plan 1): active participants contribute 3% of their contribution salary plus 2% of the amount of such salary that exceeds half of the value of PREVI contribution (R$ 2,200.06 at December 31, 2005), plus 8% of the amount of such salary that exceeds the PREVI contribution. Participants receiving benefits contribute 8% of the amount of the pension complement and the sponsor an amount equal to the contributions of the participants. The retirement benefit of this group is characterized as a defined benefit.

(iii) Participants employed as from December 24, 1997 (Plano Previ Futuro): active participants contribute to PREVI an amount between 7% and 17% of their contribution salary, varying based on length of service and the amount of the contribution salary. There is no contribution for retired participants. The sponsor contributes an amount equal to the contributions of the participants, limited to 14% of the total contribution payroll of these participants. The retirement benefit of this group is characterized as a defined contribution.

(a.2) Effects of Benefit Plan 1, based on actuarial valuations as of December 31, 2004 and 2005 carried out by an independent actuary, and of the Plano Previ Futuro as required by CVM Resolution 371/00:

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(i) Equity effect (reconciliation of assets and liabilities):

Specification	Plan 1	
	December 31, 2005	December 31, 2004
(1) Present value of actuarial liabilities with coverage	58,033,630	52,354,343
(2) Present value of actuarial liabilities not covered	—	—
(3) Present value of actuarial liabilities (1 + 2)	58,033,630	52,354,343
(4) Fair value of the plan assets	(81,439,183)	(68,880,031)
(5) Present value of liabilities in excess of (less than) the fair value of the assets (3 + 4)	(23,405,553)	(16,525,688)
(6) Actuarial (gains) or losses not recognized	(20,217,605)	(13,955,593)
(7) Net actuarial liability (asset) recorded (5—6)	(3,187,948)	(2,570,095)

The Previ Futuro Plan, being a defined contribution plan, is not required to record actuarial assets or liabilities.

(ii) Amounts paid to PREVI:

Specification	December 31, 2005			December 31, 2004		
	Plan 1	Plano Previ Futuro	Total	Plan 1	Plano Previ Futuro	Total
Sponsor contributions	469,605	59,228	528,833	460,231	39,619	499,850
Amounts paid to PREVI referring to the 1997 Contract	1,132,047	—	1,132,047	2,314,399	—	2,314,399
Total paid to PREVI	1,601,652	59,228	1,660,880	2,774,630	39,619	2,814,249

(iii) Effect on net income:

Specification	December 31, 2005			December 31, 2004		
	Plan 1	Plano Previ Futuro	Total	Plan 1	Plano Previ Futuro	Total
(1) Cost of current service (with interest)	(281,872)	(115,626)	(397,498)	(301,512)	(77,294)	(378,806)
(2) Interest on actuarial liabilities	(5,351,350)	—	(5,351,350)	(4,760,264)	—	(4,760,264)
(3) Expected earnings on the plan assets	7,144,406	—	7,144,406	5,764,477	—	5,764,477
(4) Deferment of the net earnings from assets and liabilities (2 + 3)	1,793,056	—	1,793,056	1,004,213	—	1,004,213
(5) Total gross (expense)/ income (1 - 2 - 3 + 4)	(281,872)	(115,626)	(397,498)	(301,512)	(77,294)	(378,806)
(6) Expected contributions from participants	185,971	59,359	245,330	164,272	39,656	203,928

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

Specification	December 31, 2005			December 31, 2004		
	Plan 1	Plano Previ Futuro	Total	Plan 1	Plano Previ Futuro	Total
(7) Previ Liabilities/Assets (expense)/ income (1997 Contract)	(8,860)	—	(8,860)	(247,592)	—	(247,592)
(8) Actuarial gains	267,629	—	267,629	—	—	—
(9) Subtotal net (expense) /income (5 + 6 + 7 + 8)	162,868	(56,267)	106,601	(384,832)	(37,638)	(422,470)
(10) Previ management fee (5% of the employers' union dues)	(23,480)	(2,961)	(26,441)	(23,011)	(1,981)	(24,992)
(11) Effect of the net (expense)/income (9 + 10)	139,388	(59,228)	80,160	(407,843)	(39,619)	(447,462)

(a.3) The principal economic assumptions adopted for the actuarial calculations were the following:

Specification	12.31.2005	12.31.2004
—Real interest rate used for discounting actuarial liabilities to present value	6.3%a.a.	6.7%a.a.
—Real expected yield on retirement and pension plan assets	6.3%a.a.	6.7%a.a.
—Estimated salary increases:		
—Plan 1	1.3154%a.a.	1.4712%a.a.
—Plano Previ Futuro	3.3914%a.a.	3.5320%a.a.

(b) Benefits of sole responsibility of the Bank

Banco do Brasil is also responsible for assistance and pension benefits for employees employed before April 14, 1967, not covered by the PREVI Benefits Plan, with characteristics of a defined benefit plan, and the regime adopted for the actuarial calculations is that of capitalization. There were 8,772 retired employees and surviving spouses on December 31, 2005.

The main benefits are: (a) retirement pensions to founder participants and pension payments to survivors of participants deceased prior to April 14, 1967; (b) payment of retirement supplements to the other participants employed by Banco do Brasil who retired up to April 14, 1967 or who, on that date, would have the right through length of service to retire and who had at least 20 years of effective service with the Bank; and (c) increase in retirement benefits and pension payments in excess of those provided by the PREVI Benefit Plans, as a result of judicial and administrative decisions due to the restructuring of job and salary plans and incentives created by the Bank.

(b.1) The cost of these benefits is totally funded by Banco do Brasil.

(b.2) Effects on the financial statements based on actuarial valuations as of December 31, 2004 and 2005 carried out by an independent actuary, as required by CVM Resolution 371/00:

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(i) Equity effect (reconciliation of assets and liabilities):

Specification	December 31, 2005	December 31, 2004
(1) Present value of actuarial liabilities with coverage	—	—
(2) Present value of actuarial liabilities not covered (Plans without financial assets)	1,588,703	1,532,148
(3) Present value of actuarial liabilities (1 + 2)	1,588,703	1,532,148
(4) Fair value of the plan assets	—	—
(5) Present value of liabilities in excess of the fair value of the assets (3 + 4)	1,588,703	1,532,148
(6) Actuarial (gains) or losses not recognized	158,870	153,215
(7) Net actuarial liability/(asset) recorded (5 - 6)	1,429,833	1,378,933

(ii) Amounts paid to PREVI:

Specification	December 31, 2005	December 31, 2004
Sponsor contributions	299,577	307,687

(iii) Effect on net income:

Specification	December 31, 2005	December 31, 2004
(1) Cost of current service	—	—
(2) Contributions from participants	—	—
(3) Interest on actuarial liabilities	(149,709)	(146,487)
(4) Actuarial gains or (losses)	(200,768)	(196,509)
(5) Expected earnings on assets	—	—
(6) Effect of the expense recorded (1 - 2 + 3 + 4 - 5)	(350,477)	(342,996)

(b.3) The economic assumptions adopted for the actuarial calculations are the same as those adopted for the PREVI Plan 1 (item 24 (a.3)).

(c) CASSI—Caixa de Assistência dos Funcionários do Banco do Brasil

The Bank is the sponsor of a Health Plan managed by CASSI—Caixa de Assistência dos Funcionários do Banco do Brasil. The main objective is to provide coverage for expenses with the promotion, protection, recovery and rehabilitation of a member's health and of his/her inscribed beneficiaries. At December 31, 2005, there were 158,621 participants, of which 87,299 active and 71,322 retired participants and pensioners.

The Bank contributes monthly an amount equivalent to 150% of the total contributions from members (active and retired) and from pension beneficiaries of employees employed before December 23, 1997 and 100% of the total contributions from participants employed after that date. Monthly contributions from members and pension beneficiaries amount to 3% of the total payroll or the total retirement or pension plan benefits.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(c.1) Effects of the CASSI Plan on the financial statements, based on actuarial appraisals as of December 31, 2004 and 2005 carried out by an independent actuary, as required by CVM Resolution 371/00:

(i) Equity effect (reconciliation of assets and liabilities):

Specification	December 31, 2005	December 31, 2004
(1) Present value of actuarial liabilities with coverage	—	—
(2) Present value of actuarial liabilities not covered (Plans without financial assets)	3,232,214	3,078,155
(3) Present value of actuarial liabilities (1 + 2)	3,232,214	3,078,155
(4) Fair value of the plan assets	—	—
(5) Present value of liabilities in excess of the fair value of the assets (3 + 4)	3,232,214	3,078,155
(6) Actuarial (gains) or losses not recognized	1,385,367	1,406,434
(7) Net actuarial liability (asset) recorded (5 - 6)	1,846,847	1,671,721

(ii) Amounts paid to CASSI:

Specification	December 31, 2005	December 31, 2004
Sponsor contributions	379,172	358,267

The amounts of R$379,172 thousand and R$358,267 thousand comprise Employer Contributions for Active employees and Pensioners, as follows: at December 31, 2005—Active employees R$146,319 thousand and Pensioners R$232,843 thousand, and December 31, 2004—Active employees R$133,377 thousand and Pensioners R$224,890 thousand.

(iii) Effect on net income:

	December 31, 2005	December 31, 2004
(1) Cost of current service (with interest)	(31,233)	(23,774)
(2) Expected contributions from participants	—	—
(3) Interest on actuarial liabilities	(314,677)	(243,759)
(4) Actuarial (gains) or losses	62,069	35,961
(5) Expenses with current employees	(146,319)	(133,377)
(6) Expected earnings on assets	—	—
(7) Effect of the expense recorded (1 - 2 + 3 + 4 + 5 - 6)	(554,298)	(436,871)

(c.2) The economic assumptions adopted for the actuarial calculations were the same as those applied to the PREVI Plan (item 24(a.3)).

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(d) Policy for the recognition of actuarial gains and losses

In accordance with CVM Deliberation 371, the actuarial gains or losses to be recognized as income or expense in a defined benefit plan are the amount of unrecognized gains and losses that exceed, in each period, the higher of the following limits:

- 10% of the present value of the total actuarial liability of the defined benefit; and
- 10% of the fair value of plan assets.

(d.1) Benefits of Sole Responsibility of the Bank (Plan 1): Actuarial losses relating to these benefits are being recorded in the same year the actuarial calculation is made because the persons involved are all retired participants, and thus there is no remaining length of service to amortize.

(d.2) Benefit Plan 1: Previ Plan 1 has assets at fair value in excess of the liabilities, thus permitting the recording of actuarial gains. In the 1st half year 2005, because of (i) the remaining pension commitments of the plan; (ii) the fluctuations that can affect the fair value of plan assets, and (iii) the possibility to realize actuarial gains, the Bank, conservatively, did not record the actuarial gains. However, as from the 2nd half year, because of (i) the significant increase in the fair value of the plan assets and ii) the improvement in the ability to realize the actuarial gains, the Bank started to recognize these gains, based on the average remaining work period estimated for the employees participating in the plan (11.1 years), as calculated in the actuarial valuation as of December 31, 2004 for 2005, as well as the effective ability to realize these gains, considering the future contributions.

(d.3) Cassi Actuarial Liability: the actuarial losses relating to this liability are recognized over the average remaining work period estimated for the employees participating in the plan (15.5 years).

(e) Summary of the Provisions for the PREVI and CASSI Liabilities

	12.31.2005					
Specification	Net actuarial liability/ (asset) on January 1, 2005	(Expense) income recorded in the income statement considering actuarial adjustments	Transfer between unamortized reserves and advanced amortization	Unrecognized actuarial (losses)/gains	Sponsor contributions made in the year	Net actuarial liability (asset) on December 31, 2005
	A	B	C	D	E	F = (A-B+C+D+E)
Actuarial asset CVM No. 371	(2,570,095)	171,728	—	—	(446,125)	(3,187,948)
Actuarial asset 1997 contract	442,001	(8,860)	—	—	(1,132,046)	(681,185)
—Advanced amortization (1997 contract)	(9,044,502)	1,047,595	565,631	(327)	(470,187)	(9,996,980)
—Unamortized reserves (1997 contract)	9,486,503	(1,056,455)	(565,631)	801,449	(661,859)	10,116,917
—Unrecognized actuarial losses (1997 contract)	—	—	—	(801,122)	—	(801,122)
PREVI actuarial liability in respect of the Informal Plan (sole responsibility of the Bank)	1,378,933	(350,477)	—	—	(299,577)	1,429,833
CASSI actuarial liability	1,671,721	(407,979)	—	—	(232,853)	1,846,847

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

	12.31.2004			
Specification	Net actuarial liability/ (asset) on January 1, 2004	Expense (income) recorded in the income statement considering actuarial adjustments	Sponsor contributions made in the year	Net actuarial liability (asset) on December 31, 2004
	A	B	C	D=(A-B+C)
Previ actuarial liability in respect of the 1997 contract	2,508,808	(247,592)	(2,314,399)	442,001
PREVI actuarial asset (net)	(2,270,115)	(137,240)	(437,220)	(2,570,095)
PREVI actuarial liability in respect of the Informal Plan (sole responsibility of the Bank)	1,343,242	(342,996)	(307,305)	1,378,933
CASSI actuarial liability	1,593,117	(303,494)	(224,890)	1,671,721

(f) PREVI contributions parity

In order to comply with the Federal Constitution, a parity was established as from December 16, 2000 between the contributions from the Bank and from participants.

On April 12, 2001, the Judge of the Thirteenth Federal Court of the Federal District granted a partial injunction for a claim filed by the São Paulo Bank Employees Union against the Secretariat of Complementary Retirement Benefits and against the Fiscal Director appointed by the Secretariat for PREVI.

The injunction suspends the decision issued by the Fiscal Director on April 6, 2001 which authorizes the use of R$ 2.2 billion attributable to Banco do Brasil's share in PREVI's remaining reserve balances, after the implementation of the parity, to amortize the pension liability with the entity that is the Bank's responsibility, retroactive to December 15, 2000.

While the injunction is in effect, the decision of the Fiscal Director cannot be carried out. The readjusted amount of the initial R$ 2.2 billion totals R$ 5.1 billion at December 31, 2005.

A proposal for agreement with the labor union which filed the lawsuits is being discussed. In the event an agreement is reached, Banco do Brasil will be able to amortize the actuarial liability and/or reduce future contributions to Previ by R$ 2.1 billion (position at June 30, 2005), in accordance with the Significant Event Notice published on November 30, 2005.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

25 Compensation Paid to Employees and Management

The monthly compensation of employees and management of the Bank in Brazil is presented below (in reais) in the format required by item 4, Section C of Ministry of Finance Statement of Justification 139/88:

	Year 2005	Year 2004
Lowest salary		
Standard amount	827,40	780,30
Semiannual bonus	206,85	195,07
Fixed amount—Trade Union Agreement 2004	31,80	30,00
Total	1,066,05	1,005,37
Highest salary		
Standard amount	1,144,50	1,079,68
Amount per individual/supplement for length of service—I	395,51	374,81
Amount per individual—standard amount	1,213,06	1,144,36
Variable temporary supplement—commissioned position	11,054,14	10,426,63
Additional per function	2,753,40	2,597,40
Additional for temporary work updated	1,709,10	1,612,20
Semiannual bonus	1,803,89	1,702,12
Total	20,073,60	18,937,20
Average salary	3,204,33	3,070,91
Management		
President	26,160,00	24,679,20
Vice-president	23,570,10	22,235,70
Director	20,073,60	18,937,20

26 Assignment of Employees to External Organizations

(a) With costs for the Bank

(a.1) Federal government

Assignments are regulated by article 93 of Law 8112/90 (amended by Law 9257/97), by Decree 925/93, and by PGFN/CJN Note 088/96 issued by the General Counsel of the Federal Treasury.

	Year 2005	Year 2004
Number of employees assigned	12	14
Cost for the period	2,125	2,673

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(a.2) Labor unions

Assignments occur in cases prescribed in the Collective Labor Agreement or by commitments assumed as a result of salary negotiations:

	Year 2005	Year 2004
Number of employees assigned	130	119
Cost for the period	9,362	8,012

(a.3) Other organizations/entities

Assignments occur as a result of agreements of strategic business interest of the Bank:

	Year 2005	Year 2004
Number of employees assigned	3	3
Cost for the period	960	885

(b) Without cost to the Bank

	Year 2005	Year 2004
(a) Federal, state and municipal governments	346	311
(b) External organizations	659	614
(c) Employee entities	32	30
(d) Subsidiary and associated companies	305	302
Total employees assigned	1,487	1,393

27 Commitments, Responsibilities and Contingencies

(a) Contingent liabilities

The Bank and its subsidiaries are parties in lawsuits involving labor, civil, tax and social security contingencies.

The Bank classifies contingencies as remote, possible and probable, based on the possibilities of loss determined after a legal update of each claim. This procedure complies with Statement XXII—Contingencies issued by the Institute of Independent Auditors of Brazil—IBRACON, which requires a provision for the total amount of the contingencies classified as probable, and does not require a provision to be recorded for those classified as possible and remote.

The provisions for claims are recorded taking into consideration the possibility of success by the plaintiff in the lawsuit against the Bank/subsidiary.

The provisions for labor claims are recorded considering, also, the jurisprudence applicable to each claim.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

The consolidated position of the contingent liabilities at December 31, 2005, segregated by nature of claim and classification of loss, as well as the provisions recorded, whose changes in the Bank are shown in Note 7, are the following:

	BB - domestic and foreign branches				BB - consolidated			
	December 31, 2005		December 31, 2004		December 31, 2005		December 31, 2004	
	Amount	Provision	Amount	Provision	Amount	Provision	Amount	Provision
Labor claims	2,411,772	2,129,075	2,351,075	2,003,297	2,411,772	2,129,075	2,351,075	2,003,297
Probable loss	2,129,075	2,129,075	2,003,297	2,003,297	2,129,075	2,129,075	2,003,297	2,003,297
Possible loss	282,697	—	347,778	—	282,697	—	347,778	—
Tax claims	519,669	28,523	304,729	112,775	569,340	70,448	313,576	112,800
Probable loss	28,523	28,523	112,775	112,775	70,448	70,448	112,800	112,800
Possible loss	491,146	—	191,954	—	498,892	—	200,776	—
Civil claims	2,143,055	864,466	1,872,546	747,236	2,186,597	893,388	1,914,653	775,814
Probable loss	864,466	864,466	747,236	747,236	893,388	893,388	775,814	775,814
Possible loss	1,278,589	—	1,125,310	—	1,293,209	—	1,138,839	—
Social security claims	474	—	473	8	474	—	473	8
Probable loss	—	—	8	8	—	—	8	8
Possible loss	474	—	465	—	474	—	465	—

(b) Contingent tax assets

(b.1) The Bank has filed lawsuits for reimbursement of taxes paid in error, the most important being:

- Unconstitutionality of Income Tax on Net Income paid in 1989 and in the 1st six months of 1992, in the amount of R$11,128 thousand;
- Tax on Financial Transactions (IOF)—Law 8033/90 (Price-level restatement), in the amount of R$173,466 thousand;

(b.2) During the first six-month period of 2005, the Bank recorded in Other Operating Income the amount of R$ 229,127 thousand relating to the recognition of the right to offset tax credits related to the 1988 social contribution on net income, as a result of a final and unappealable court decision. In August 2005, the Bank recorded as other operating income the amount of R$920,201 thousandarising from the difference recognized by Order DRF/BSB/Diort, of July 21, 2005 of the Federal Revenue Secretariat, after verification of the offset of incorrect tax payments. This amount is in addition to R$564,621 recorded in the 1st half of 2004 relating to the recognition of the right to offset Finsocial tax credits. The balances of these incorrect tax payments are restated monthly.

(c) Other commitments

(c.1) The Bank is the sponsor of Fundação Banco do Brasil whose purpose is the promotion, support, advancement and sponsorship of educational, cultural, social, philanthropic, and recreational/sporting activities, as well as the promotion of research activities of a technological and scientific nature, and rural and urban community assistance services. During 2005, the Bank contributed with R$20,500 thousand to the Fundação.

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

(c.2) Guarantees to third parties, for a fee and with counter-guarantees from the beneficiaries—guarantees, sureties and bonds—amounted to R$2,214,813 thousand at December 31, 2005 (R$3,522,423 thousand at December 31, 2004). A provision of R$15,004 thousand, recorded in "Other Liabilities", is considered sufficient to cover any potential loss arising on these guarantees.

(c.3) Available credit lines for loan and lease operations amount to R$24,740,149 thousand at December 31, 2005 (R$22,090,164 thousand at December 31, 2004).

(c.4) The confirmed import and export letters of credit total R$873,902 thousand at December 31, 2005 (R$714,910 thousand at December 31, 2004).

(c.5) The Bank is the operator of the Fund for Sectorial Investments (FISET), with net assets, at December 31, 2005, of R$2,282 thousand (R$2,285 thousand at December 31, 2004), and is the manager of the Public Service Employee Savings Program (PASEP), with net assets of R$1,417,062 thousand at December 31, 2005 (R$1,312,029 thousand at December 31, 2004). The Bank guarantees the latter a minimum remuneration equivalent to the Long-Term Interest Rate (TJLP).

(c.6) Despite the reduced level of risk to which its assets are subject, the Bank contracts insurance cover for its assets in amounts considered sufficient to cover any losses.

28 Reclassifications for Comparative Purposes

Due to the consolidation of the special purpose entities, Dollar Diversified Payment Rights Finance Company and Nikkei Remittance Rights Finance Company, in conformity with CVM Instruction No. 408 of August 18, 2004, the following reclassifications were made in the December 31, 2004 balances for comparative purposes:

Balance Sheet	Previous disclosure	Reclassifications	Reclassified balances
Short-term interbank investments			
Interbank deposits	13,721,765	66,123	13,787,888
Other receivables			
Sundry	23,580,821	(66,123)	23,514,698
Funds from acceptance and issue of securities			
Foreign securities	775,771	3,347,414	4,123,185
Other liabilities			
Negotiation and intermediation of securities	3,626,862	(3,347,414)	279,448
Statement of Income			
Income from Financial Intermediation			
Securities	11,306,123	1,976	11,308,099
Expenses from Financial Intermediation			
Deposits and funds obtained in the money market	(12,722,133)	(256,097)	(12,978,230)
Other operating income (expenses)			
Other operating income	5,825,858	(1,976)	5,823,882
Other operating expenses	(4,303,889)	256,097	(4,047,792)

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004

All amounts in thousands of reais unless otherwise indicated

Statement of Added Value

	BB-Domestic and Foreign Branches					
	2nd half 2005		Year 2005		Year 2004	
	BALANCE	%	BALANCE	%	BALANCE	%
Added value calculation						
Net income from financial intermediation	5,335,864		10,589,456		10,057,529	
Banking service fees	3,650,262		7,045,699		6,114,938	
Other operating income (expenses), net	(753,638)		(1,572,372)		(3,242,258)	
Non-operating income, net	90,813		208,354		130,057	
Added value	8,323,301		16,271,137		13,060,266	
Equity in the earnings (loss) of subsidiary and associated companies	508,182		411,279		423,632	
Gross added value	8,831,483		16,682,416		13,483,898	
Depreciation and amortization	(322,637)		(641,666)		(510,000)	
Added value to be distributed	8,508,846	100.00	16,040,750	100.00	12,973,898	100.00
Distribution of added value						
Employees	3,717,423	43.69	7,045,989	43.93	6,614,800	50.98
Salaries and fees	2,550,003		4,822,617		4,640,037	
Benefits, social charges and training	889,509		1,692,380		1,603,335	
Employee profit sharing	277,911		530,992		371,428	
Governments	2,616,656	30.75	4,841,159	30.18	3,335,092	25.71
Brazil	2,597,470	30.53	4,803,499	29.95	3,299,947	25.44
Social security contributions (INSS) on salaries	469,686		880,468		788,445	
Tax expenses (except income tax and social contribution on net income)	845,480		1,617,565		1,364,017	
Income tax/social contribution on net income	1,282,304		2,305,466		1,147,485	
Foreign	19,186	0.22	37,660	0.23	35,145	0.27
Tax expenses (except income tax and social contribution on net income)	3,542		6,324		10,230	
Income tax/social contribution on net income	15,644		31,336		24,915	
Stockholders	2,174,767	25.56	4,153,602	25.89	3,024,006	23.31
Dividends/Interest on own capital of the Federal Treasury	627,202		1,080,109		688,027	
Dividends/Interest on own capital of other stockholders	242,704		417,962		266,241	
Retained earnings	1,304,861		2,655,531		2,069,738	
Added value distributed	8,508,846	100.00	16,040,750	100.00	12,973,898	100.00

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

	BB-Consolidated					
	2nd half 2005		Year 2005		Year 2004	
	BALANCE	%	BALANCE	%	BALANCE	%
Added value calculation						
Net income from financial intermediation	5,462,177		10,809,261		10,208,416	
Banking service fees	3,953,364		7,648,070		6,606,837	
Other operating income (expenses), net	(724,763)		(1,520,984)		(3,178,077)	
Non-operating income, net	91,527		210,151		130,283	
Added value	8,782,305		17,146,498		13,767,459	
Equity in the earnings (loss) of subsidiary and associated companies	258,085		(66,723)		46,357	
Gross added value	9,040,390		17,079,775		13,813,816	
Depreciation and amortization	(325,489)		(645,286)		(511,587)	
Added value to be distributed	8,714,901	100.00	16,434,489	100.00	13,302,229	100.00
Distribution of added value						
Employees	3,754,286	43.08	7,117,829	43.31	6,674,346	50.18
Salaries and fees	2,577,517		4,876,184		4,684,340	
Benefits, social charges and training	897,496		1,708,239		1,616,689	
Employee profit sharing	279,273		533,406		373,317	
Governments	2,785,848	31.97	5,163,058	31.42	3,603,877	27.09
Brazil	2,765,868	31.74	5,124,434	31.18	3,566,591	26.81
Social security contributions (INSS) on salaries	473,870		888,756		794,886	
Tax expenses (except income tax and social contribution on net income)	882,471		1,714,169		1,457,914	
Income tax/social contribution on net income	1,409,527		2,521,509		1,313,791	
Foreign	19,980	0.23	38,624	0.24	37,286	0.28
Tax expenses (except income tax and social contribution on net income)	3,671		6,578		10,845	
Income tax/social contribution on net income	16,309		32,046		26,441	
Stockholders	2,174,767	24.95	4,153,602	25.27	3,024,006	22.73
Dividends/Interest on own capital of the Federal Treasury	627,202		1,080,109		688,027	
Dividends/Interest on own capital of other stockholders	242,704		417,962		266,241	
Retained earnings	1,304,861		2,655,531		2,069,738	
Added value distributed	8,714,901	100.00	16,434,489	100.00	13,302,229	100.00

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004

All amounts in thousands of reais unless otherwise indicated

Cash Flow

	BB-Domestic and Foreign Branches			BB- Consolidated		
	2nd half 2005	2005	2004	2nd half 2005	2005	2004
Cash flows from operating activities ...						
Net income	2,174,767	4,153,602	3,024,006	2,174,767	4,153,602	3,024,006
Depreciation and amortization	322,637	641,666	510,000	325,489	645,286	511,587
Depreciation of leased assets	7,571	13,221	(169)	123,034	227,331	145,792
Amortization of losses	—	—	—	5,738	10,206	5,451
Equity in the (earnings) loss of subsidiary and associated companies	(508,182)	(411,279)	(423,632)	(258,085)	66,723	(46,357)
(Income)/loss on the sale of assets and investments	12	25	31	12	25	(758)
(Profit)/loss on the sale of property and equipment	—	(83,120)	—	—	(83,120)	—
Restatement of installment sale of assets and investments	—	—	—	—	—	(880)
Excess depreciation	—	—	—	(25,410)	(38,865)	30,978
Changes in currency conversion rate ...	(33,825)	(417,910)	(142,319)	(37,752)	(601,369)	(262,751)
(Gains)/losses, changes in the percentage ownership of investments	—	—	—	58	(110)	—
(Gain)/losses on investments	2	2	44	2	2	44
Amortization of share premium	—	—	—	796	1,592	6,377
Additional /(reversal) provision for loss of other assets	—	—	—	(54)	(41)	(47)
Additional/(reversal) provision for loss of tax incentive investments	—	—	—	7	(228)	452
Additional/(reversal) provision for loss on investments	(841)	25,680	(18,203)	(919)	26,477	(37,353)
Disposals of fixed assets	—	1,159	114,503	—	1,159	114,503
Disposals of investments	2	2	—	2	2	—
Disposals of other assets	1,964	3,448	966	1,964	3,448	966
Other adjustments	3,189	3,257	679	(3,278)	6,601	(2,391)
Short-term interbank investments	(14,740,826)	(14,752,576)	34,582,980	(11,617,112)	(12,542,565)	16,954,072
Marketable securities and derivative financial instruments	2,625,517	6,935,866	(4,128,683)	2,502,925	7,015,244	(3,895,220)
Interbank and interdepartmental accounts	(2,217,994)	(1,039,222)	(3,666,509)	(2,224,917)	(1,049,443)	(3,674,899)
Loan operations	(5,334,039)	(11,291,406)	(9,533,979)	(5,216,515)	(11,118,465)	(9,231,713)
Lease operations	(3,652)	4,485	(19,300)	(10,938)	834	(7,829)
Other receivables	904,363	(3,998,444)	(4,136,612)	290,925	(3,909,808)	(3,889,465)
Other assets	(334,151)	(281,457)	(55,765)	(331,557)	(278,940)	(39,519)
Other liabilities	2,845,075	10,877,388	(11,943,189)	1,002,823	8,409,974	(11,798,297)
Changes in deferred income	6,524	(9,018)	7,615	6,524	(9,018)	7,297
Increase in capital of subsidiaries	—	—	(92,050)	—	—	(92,050)
Revaluation reserve through the equity method of accounting	40	(2,286)	(1,350)	40	(2,286)	(1,350)
Capital increase	—	—	47,756	—	—	47,756
Donations and investment subsidies	—	—	—	14	14	—
Adjustment to market value— securities and derivatives	151,564	87,342	(185,239)	151,564	87,342	(185,239)
Net cash provided by (used in) operating activities	(14,130,283)	(9,539,575)	3,941,582	(13,139,852)	(8,978,395)	(12,316,837)

Notes to the Financial Statements — (Continued)
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise indicated

	BB-Domestic and Foreign Branches			BB- Consolidated		
	2nd half 2005	2005	2004	2nd half 2005	2005	2004
Cash flows from financing activities						
Deposits	22,413,563	24,683,590	(11,269,626)	19,706,445	22,126,417	5,518,171
Deposits received under security repurchase agreements	(6,087,735)	(14,251,914)	4,981,560	(5,659,823)	(14,018,601)	4,463,615
Funds from acceptance and issue of securities	10,807	(239,098)	(793,079)	2,596,713	2,389,880	(860,949)
Borrowings and onlendings	2,174,635	(9,252,403)	9,298,017	1,328,844	(8,949,961)	9,736,844
Derivative financial instruments	(902,531)	47,894	(8,905)	(902,167)	47,641	(9,696)
Realization of capital of subsidiary and associated companies	—	—	—	2,970	2,970	—
Dividends and bonuses proposed	(130,085)	(130,085)	—	(130,085)	(130,085)	—
Interest on own capital proposed	(739,821)	(1,367,986)	(954,268)	(739,821)	(1,367,986)	(954,268)
Net cash provided by financing activities	16,738,833	(510,002)	1,253,699	16,203,075	100,275	17,893,717
Cash flows from investing activities						
Dividends receivable from subsidiary and associated companies	490,695	1,204,138	480,120	187,626	356,050	205,304
Interest on own capital receivable	—	5,662	14,599	23,352	34,626	38,494
Purchases of non-operating assets	17,417	50,627	97,503	17,766	51,288	98,059
Purchases of property and equipment	38,998	186,267	397,876	38,998	186,267	398,309
Purchases of leased assets	—	—	—	38,372	55,729	44,846
Investments	—	236	502	134	827	502
Adjustment to market value of associated companies	(21,274)	(49,749)	32,360	—	(28,475)	211,557
Purchase of non-operating assets	(17,499)	(39,371)	(37,736)	(17,722)	(39,922)	(38,236)
Purchase of property and equipment	(576,458)	(696,026)	(813,119)	(576,458)	(696,025)	(813,614)
Purchase of leased assets	(43,612)	(65,625)	(16,905)	(273,904)	(508,008)	(367,812)
Purchase of investments	—	—	(366,416)	(538)	(1,377)	(366,945)
Expenditures in deferred charges	(133,336)	(195,166)	(249,209)	(137,275)	(199,018)	(282,764)
Cash provided by (used in) investing activities	(245,069)	400,993	(460,425)	(699,649)	(788,039)	(872,300)
Change in cash and cash equivalents:	2,363,481	(9,648,584)	4,734,856	2,363,574	(9,666,159)	4,704,580
At the beginning of the period	3,464,458	15,476,523	10,741,667	3,464,089	15,493,822	10,789,242
At the end of the period	5,827,939	5,827,939	15,476,523	5,827,663	5,827,663	15,493,822
Net increase (decrease) in cash and cash equivalents	2,363,481	(9,648,584)	4,734,856	2,363,574	(9,666,159)	4,704,580


BANCO DO BRASIL

END